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ROGER J. BENRUBI
JEAN-MARCEL CHEYRON
SENIOR COUNSEL

JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE

CATHERINE PEULVÉ
SOPHIE DE BEER
CLAUDIA ANNACKER
COUNSEL

November 4, 2005

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

File No. 82-34771

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH OCTOBER 31, 2005

1. ANNUAL REPORTS PUBLISHED BY CREDIT AGRICOLE

   1.1 Financial review of Crédit Agricole S.A. at 30 June 2005, published on October 4, 2005.

2. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

   2.1 Half-year 2005 financial statements, published on October 13, 2005.

3. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   3.1 Materials relating to the EUR 25,000,000,000 Euro Medium Term Note Programme.

   A. Base Prospectus relating to the Euro Medium Term Note Programme, dated September 30, 2005.

   B. Final Terms relating to the issuance of USD 20,000,000 Fixed Rate Notes due October 2007, dated October 7, 2005.

   C. Final Terms relating to the issuance of GBP 150,000,000 Fixed Rate Notes due December 2010, dated October 11, 2005.

   D. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due October 2007, dated October 12, 2005.

   E. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due April 2007, dated October 19, 2005.

   F. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due 2007, dated October 19, 2005.

   G. Final Terms relating to the issuance of EUR 27,000,000 Floating Rate Notes due October 2029, dated October 25, 2005.

   H. Final Terms relating to the issuance of EUR 1,000,000,000 Floating Rate Notes due 2009, dated October 26, 2005.

4. OTHER PUBLIC DISCLOSURE

4.1 Press releases through October 31, 2005.

4.2 Presentation entitled "Merrill Lynch Banking and Insurance Conference", dated October 5, 2005.

4.3 Declarations by Crédit Agricole listing transactions in its own shares.

A. Declaration regarding transactions between October 10, 2005 and October 17, 2005, registered with the AMF on October 18, 2005.

B. Declaration regarding transactions on October 20, 2005, registered with the AMF on October 28, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Financial Review of Crédit Agricole S.A. at 30 June 2005

Published, October 4, 2005.

Please see attached.



Update A.05

Financial review at 30 June 2005

Crédit Agricole S.A.

CRÉDIT AGRICOLE S.A.

contents

AUTORITÉ DES MARCHÉS FINANCIERS
AMF

The original French version of this document was registered with the *Autorité des Marchés Financiers* (AMF) on 15 september 2005, in accordance with Book II of its General Regulations. It supplements the shelf-registration document filed with the AMF on 17 March 2005 under registration number D.05-0233. It may be used in support of a financial transaction unless accompanied by a transaction circular approved by the AMF.

1

PERSON RESPONSIBLE FOR UPDATE AND PERSON RESPONSIBLE FOR FINANCIAL INFORMATION

Person responsible for update

Mr Georges Pauget, Chief Executive Officer, Crédit Agricole S.A.

Statement by the person responsible for update

"After all due diligence, to the best of my knowledge the information provided in this document is true and accurate, contains all the facts requires for investors to make an informed assessment on the company's assets, operations, financial condition, earnings, and outlook, and contains no omissions liable to impair their significance.

Crédit Agricole S.A. has received a letter of completion of work from its Statutory Auditors, in which the Auditors state that they have audited the information on the company's financial position and historical accounts contained in this update, in accordance with professional standards applicable in France."

Signed in Paris, 15 September 2005

Georges Pauget
Chief Executive Officer Crédit Agricole S.A.

Person responsible for financial information

Mr Denis Kleiber

Head of Investor Relations
Group Financial Division Crédit Agricole S.A.
Telephone: +33 1 43 23 26 78

STATUTORY AUDITORS

Persons responsible for audit

STATUTORY AUDITORS

Barbier Frinault et Autres Ernst & Young	PricewaterhouseCoopers Audit
Represented by Valérie MEEUS	Represented by Gérard HAUTEFEUILLE
41, rue Ybry 92576 Neuilly-sur-Seine Cedex	63, rue de Villiers 92200 Neuilly-sur-Seine Cedex
Statutory Auditors, members of "Compagnie Régionale des Commissaires aux Comptes de Versailles"	Statutory Auditors, members of "Compagnie Régionale des Commissaires aux Comptes de Paris"

ALTERNATES

Alain GROSMANN	Pierre COLL
41, rue Ybry 92576 Neuilly-sur-Seine Cedex	63, rue de Villiers 92200 Neuilly-sur-Seine Cedex

BARBIER FRINAULT et AUTRES was appointed Statutory Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for a further six years at the Ordinary General Meeting of 25 May 2000.

BARBIER FRINAULT et AUTRES, represented by Valérie MEEUS, has been a member of the Ernst & Young network since 5 September 2002.

Alain GROSMANN was appointed Alternate Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for a further six years at the Ordinary General Meeting of 25 May 2000.

The following auditors were appointed at the Ordinary General Meeting of 19 May 2004 for a term which expires at the Ordinary General Meeting called to approve the financial statements for the year ending 31 December 2005:

- PricewaterhouseCoopers Audit, Statutory Auditors;
- PricewaterhouseCoopers Audit is represented by Gérard HAUTEFEUILLE;
- Pierre COLL, Alternate Auditor.

2

2-1 Crédit Agricole S.A. Group in the first half 2005

Crédit Agricole S.A. achieved strong growth in the first half of 2005 in a mixed economic and financial climate. Net income (Group share) amounted to €1,865 million, an increase of 31.3% on the first half of 2004 (under comparable standards). Annualised ROE was 15.9%.

This performance reflects solid growth in gross operating income (up 11.5%), an improvement in the cost/income ratio, a further decrease in risk-related costs to an all-time low, a significant increase (27.2%) in the contribution from equity affiliates and a substantial improvement in profitability.

The Group has undergone extensive changes since the integration of Crédit Lyonnais was finalised. The 2005 financial year is the first full year of the Group's new configuration. Each business line contributed to this growth, which was underpinned by solid business momentum at the Regional Banks and Crédit Lyonnais, strong expansion in asset management and specialised financial services and a sharp increase in revenues from corporate and investment banking and international retail banking.

CRÉDIT AGRICOLE S.A. GROUP: PRESENTATION OF FINANCIAL STATEMENTS

Changes of accounting principles and methods: application of the new IAS/IFRS standards

Pursuant to EC Regulation 1606/2002 adopted by the European Union on 19 July 2002, with effect from the financial years commencing after 1 January 2005, the consolidated financial statements of Crédit Agricole S.A. are prepared in accordance with International Financial Reporting Standards (IFRS) applicable as of 30 June 2005. The Group also applies the recommendation issued by the Committee of European Securities Regulators (CERS) on 30 December 2003 as required by the AMF recommendation of 6 July 2004 on the transition to IFRS.

Note 1 in the Notes to the Financial Statements ('Accounting principles') describes the principles adopted by the Group and the methods of application.

PREPARATION OF FIGURES

The date of transition to IFRS is 1 January 2004 for all standards with the exception of IAS 32 and 39 and IFRS 4, which are applicable as from 1 January 2005. Consequently, French GAAP/IFRS reconciliations with the 2004 figures have been made excluding IAS 32 and 39, in accordance with the regulations.

However, in the interests of comparability, comparative figures for the first half of 2004 have been estimated including the impact of IAS 32 and 39 and IFRS 4. These estimates have not been reviewed by the auditors.

Data on the impact of IAS/IFRSs applicable as of 1 January 2005 and data for the first half of 2005 are now broadly definitive based on the standards applicable as of 30 June 2005.

Hence, the financial statements are presented in two formats:

- a set of audited 'regulatory' financial statements showing the accounts for the six months to 30 June 2005 under IFRS (complete standards) and the 2004 accounts restated under IFRSs applicable in 2004 (i.e. excluding IAS 32 and 39 and IFRS 4). As a result, the figures for these two periods are not directly comparable;
- a set of financial statements for purposes of comparability showing the accounts for the six months to 30 June 2005 and the 2004 accounts under comparable standards. These figures have not been reviewed by the auditors.

Unless otherwise indicated, in this report for the first half of 2005, the analysis of changes is based on comparable standards; these changes have been calculated by comparison with 2004 figures estimated in accordance with IAS/IFRS, including IAS 32 and 39 and IFRS 4.

IMPACT OF IAS/IFRS ON THE CONSOLIDATED FINANCIAL STATEMENTS OF CRÉDIT AGRICOLE S.A. IN 2004 AND AT 1 JANUARY 2005

The impact from the transition to IAS/IFRS on shareholders' equity and on income for the year ended 31 December 2004 was reported separately by Crédit Agricole S.A. in a document dated 22 April 2005, which was incorporated into update A02 of the Crédit Agricole S.A. shelf registration document filed with the AMF on 4 May 2005.

The estimated amount of shareholders' equity at 1 January 2005 (including IAS 32 and 39 and IFRS 4) reported at that time (€26,603 million) was adjusted downwards by €493 million. This was due mainly to the impact of listed companies in which the Group holds a minority stake and which had not yet reported the impact from their conversion to IAS/IFRS (see table showing impact of transition on shareholders' equity in the financial statements).

The impact of the transition from French GAAP to IFRS (excluding IAS 32 and 39 and IFRS 4) on the income statement for the six months to 30 June 2004 and the impact of the transition including IAS 32 and 39 and IFRS 4 is shown in Notes 30 and 31 in the Notes to the financial statements.

Changes in the scope of consolidation

As of 30 June 2005, the Group's scope of consolidation included 413 subsidiaries and equity holdings. The scope of consolidation has not changed significantly since 31 December 2004 (see Note 2, 'Scope of consolidation', in the Notes to the financial statements.

The main changes in the scope of consolidation affecting the financial statements for the first half of 2004 and first half of 2005 are the following:

- in factoring, Crédit Agricole S.A. increased its interest in Eurofactor from 49.1% to 98.2% after acquiring Euler's interest in Hermes in December 2004. The change in the method of consolidating earnings in the accounts of Crédit Agricole S.A. took effect on 31 December 2004. As of 31 December 2004, Eurofactor's earnings were proportionally consolidated. Conversely, at that date, Eurofactor's balance sheet was fully consolidated;
- in international retail banking, on 30 July 2004, Calyon sold 42% of its 51% stake in Banque Libano-Française SAL. This bank's earnings were therefore included in those of Crédit Agricole S.A. in the first half of 2004;
- in insurance, Pacifica acquired a 40% stake in Assurances Fédérales IARD. AF IARD has been consolidated under the equity method as from June 2005, but the impact on earnings is not material (€1.7 million).

The other changes in the Group's scope of consolidation that occurred between the first half of 2004 and the first half of 2005 produced no material impact on the accounts. They include the direct consolidation of entities that were previously consolidated at an intermediate level and mergers of several entities as part of the Group's reorganisation.

CRÉDIT AGRICOLE S.A. GROUP: CONSOLIDATED RESULTS

Economic and financial background

On the whole, economic and financial conditions were mixed in the first half of 2005.

In the US, GDP growth averaged a robust 3.6% in the first half of 2005. Consumer spending remained healthy owing to the upturn in employment but lost some momentum by comparison with the same year-ago period. Business investment also made a handsome if erratic showing. In all, the US economy continued to drive world growth but its imbalances, especially the current account and budget deficits, remain a salient factor.

In Europe, growth averaged a far more modest 0.4% in the first half. After a respectable first quarter, when rising world demand generated solid export momentum, the second quarter saw a temporary slowdown in growth. This was due to a variety of factors, including a downturn in world demand, the lack of a supportive fiscal policy, and destocking by manufacturers. But two factors played a stronger role: a competitiveness shock due to the euro's sharp appreciation during the first quarter and a price shock, as higher raw materials prices cut into household purchasing power and manufacturers' margins. Moreover, household demand in the euro zone remained modest as household income remained flat in a climate of persistently sluggish job creation. In France, consumer spending showed more resilience. Even though consumer confidence was very low and the employment market was difficult, households dipped into their savings and turned increasingly to debt, while the property market remained strong (wealth effect, capital gains), thus driving good demand growth.

In the financial markets, the European equity markets turned in a good performance in a climate of persistently low interest rates and non-inflationary growth (despite the increase in oil prices). In the US, the Fed continued gradually to raise interest rates (by 100 basis points in the first half), but the impact on long rates was minor. Long rates remained very low on both sides of the Atlantic. In Europe, the weakness in long rates and the widening of the spread on long rates in the US's favour was explained partly by the ECB's policy of maintaining the status quo on interest rates and by modest growth prospects.

Crédit Agricole S.A. consolidated results

In the review of Crédit Agricole S.A.'s consolidated income statements below, changes are calculated by comparison with **estimated figures**[1] for the first half of 2004.

Net income - Group share for the first half of 2005 came to €1,865 million, an increase of 31.3% compared with the same period in 2004. Not including integration-related costs, net income came to €1,963 million, a year-on-year increase of 27.9%. Net income for the second quarter was €1,026 million, confirming the positive trend, with growth of 9.5% on the first quarter of 2005 and of 18.1% on the second quarter of 2004.

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4. These figures have not been reviewed by the auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

(in millions of euros)	30/06/2004 estimated[1] IAS/IFRS	30/06/2005	Year-on-year change 2005/2004
Net banking income	**6,274**	**6,694**	**+6.7%**
Operating expenses and depreciation	(4,273)	(4,463)	+4.4%
Gross operating income	**2,001**	**2,231**	**+11.5%**
Risk-related costs	(309)	(261)	-15.5%
Income for equity affiliates	580	738	+27.2%
Other non-operating items	(29)	19	n.m.
Pre-tax income on ordinary activities	**2,243**	**2,727**	**+21.6%**
Integration-related costs	(164)	(144)	-12.2%
Corporate income tax	(502)	(541)	+7.8%
Net income	**1,577**	**2,042**	**+29.5%**
Minority interests	(157)	(177)	12.7%
Net income - Group share	**1,420**	**1,865**	**+31.3%**
Net income - Group share before integration-related costs	**1,535**	**1,963**	**+27.9%**

This performance reflects a substantial increase in the contribution from all business lines. Thanks to the strong business momentum of French retail banking activities, both the Regional Banks and Crédit Lyonnais were able to improve their operating income significantly; asset management posted a high level of new inflows and profitability; specialised financial services benefited from the favourable combination of strong organic growth and an active acquisition strategy; corporate and investment banking revenues and income increased sharply and the cost/income ratio improved substantially; international retail banking was boosted by the excellent performance of Banca Intesa.

Net banking income came to €6,694 million, up 6.7%, driven mainly by solid business activity in asset management and corporate and investment banking. The currency impact was entirely offset by the effect of changes in the scope of consolidation.

Operating costs were contained at €4,463 million, an increase of 4.4% compared with the first half of 2004, when the cost base contracted sharply. This trend in costs was due mainly to the excellent condition of corporate and investment banking activities, with synergies offsetting most of the cost increases generated by organic growth.

Consequently, **gross operating** income amounted to €2,231 million, up 11.5% on the first half of 2004 (also up 11.5% like-for-like and at constant exchange rates). The cost/income ratio improved by a further 1.4 percentage points from 68.1% in the first half of 2004 to 66.7% in the first half of 2005.

Risk-related costs amounted to €261 million. In a persistently favourable risk climate, risk-related costs were 15.5% lower than in the same year-ago period.

Bad and doubtful debts came to €8.5 billion at 30 June 2005 against €8.7 billion a year earlier, declining to 3.5% of total amounts due from customers and credit institutions from 4.2% in 2004. Provision cover stood at 87.5% compared with 84% in 2004 (69.1% excluding collective provisions).

The contribution from equity affiliates increased by 27.2% from €580 million in the first half of 2004 to €738 million. This robust growth was driven by the Regional Banks, which increased their contribution by 18.3%, and the contribution of international retail banking activities (up 34.8% year-on-year), including Banca Intesa in particular.

Pre-tax income before integration-related costs was €2,727 million, 21.6% higher than in the same year-ago period, and **net income - Group share** rose by 27.9% to €1,963 million, for an annualised ROE of 15.9% (unrealised gains excluded). ROE based on capital allocated to the Group's business lines was 20.2%.

Gross integration-related costs for the Crédit Agricole S.A./Crédit Lyonnais tie-up recorded in the income statement for the first half of 2005 amounted to €144 million (€98 million after tax). These costs related to the financing of projects intended to generate synergies (streamlining of properties and IT systems, early retirement plan).

The synergies achieved (€612 million for the full year in 2005 as of 30 June 2005) are in line with the Group's cost-cutting targets of €620 million in 2005 and €760 million in 2006.

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4. These figures have not been reviewed by the auditors.

GROUP FINANCIAL POSITION

At 30 June 2005, shareholders' equity (including net income for the period) amounted to €27.7 billion. The €1.6 billion increase since 1 January 2005 was due mainly to net income for the first half (€1.9 billion), less dividends paid by Crédit Agricole S.A. for 2004 (€813 million after dividends received from the Regional Banks and the subsidiaries). It was also due to unrealised gains on available-for-sale securities and relating to foreign exchange translation adjustments.

Total capital funds (shareholders' equity plus subordinated debt) rose to €51.9 billion from €48.8 billion at 1 January 2005, an increase of €3.1 billion over the first half resulting from the rise in shareholders' equity and in subordinated debt (€1.4 billion).

After deducting €1.1 billion in minority interests (excluding preferred shares), consolidated capital funds totalled €50.8 billion.

At 30 June 2005, **the international solvency ratio** was 8.2% against an estimated 8.0% at 1 January 2005 under IAS/IFRS (8.6% under French GAAP). The Tier One solvency ratio stood at 7.8% compared with an estimated 7.4% at 1 January 2005 under IFRS (8.0% under French GAAP).

CRÉDIT AGRICOLE S.A. GROUP: INTERNATIONAL SOLVENCY RATIO

(in billions of euros)	31/12/2004 Reported French GAAP	30/06/2005
Risks		
Credit risk	195.0	217.6
Market risk	20.6	18.3
- Interest rate risk	14.3	14.5
- Equity risk	2.4	0.5
- Exchange rate risk	1.5	0.6
- Commodity risk	0.0	0.0
- Risk calculated by internal model	2.4	2.7
Total weighted risks (denominator)	**215.6**	**235.9**
Available capital		
Tier 1	17.6	18.9
Tier 2	14.2	15.2
Tier 3	1.2	1.1
Deductions	(14.5)	(15.8)
Total available capital	**18.5**	**19.4**
Tier 1 solvency ratio	**8.0%**	**7.8%**
Total solvency ratio	**8.6%**	**8.2%**

Changes in the various components of this ratio are analysed below:

- weighted risks stood at €235.9 billion at 30 June 2005, up €20.3 billion (9.4%) from a year earlier. This change mostly reflects the 4.1% increase (excluding the dollar impact) in weighted risks in corporate and investment banking and the effect of the appreciation in the dollar (+2.5%);
- tier 1 capital was €18.9 billion at 30 June 2005, a rise of €1.3 billion over 31 December 2004, due mainly to retained earnings for the period, to the issue of super subordinated notes in January and to positive currency translation adjustments in the first half;
- tier 2 capital increased by €1 billion to €15.2 billion due to issues of redeemable subordinated notes and perpetual subordinated notes totalling €997 million;
- tier 3 capital remained about the same;
- deductions increased by €1.3 billion. Of this, some €500 million was due to the increase in shareholders' equity of equity affiliates following the transition to IAS.

REVIEW OF RESULTS BY BUSINESS LINE

Overview of the Group's business lines

The Crédit Agricole S.A. Group's activities are organised into seven business lines:
- French retail banking - Regional Banks;
- French retail banking - Le Crédit Lyonnais;
- Specialised financial services;
- Asset management, insurance and private banking;
- Corporate and investment banking;
- International retail banking;
- Proprietary asset management and other activities.

Crédit Agricole S.A.'s consolidated results are reviewed below by business line, according to the conventions described in the management report for 2004.

Following the internal reorganisations after Crédit Lyonnais was integrated into the Group, the breakdown of activities among the different business lines was altered to some extent. These reallocations were restated in the 2004 accounts. They are marginal: in the first half of 2004, they produced an impact on GOI of €0.5 million (0.09%) in corporate and investment banking, €2.5 million (0.3%) in asset management, €5 million (13.7%) in International retail banking, and €2 million (0.6%) in Proprietary Asset Management and Other Activities. Any changes in the key income statement aggregates for the businesses affected by this reallocation of income and expenses in 2004 are stated 'on a like-for-like consolidation basis and on comparable methods to 2005'. All data followed by an asterisk (*) are calculated on this basis.

In addition, the allocation of the private equity business has changed. This business, which is conducted by Crédit Agricole Private Equity and IDIA, was previously included in the corporate and investment banking business line. As from 2005, it is included in proprietary asset management and other activities. Similarly, the scope of the international retail banking line has been altered slightly, as some subsidiaries (BFCAG, UBAF, Yemen, Egypt) have been transferred to other business lines. The 2004 income and expenses of these business lines and the capital allocated to them have been restated accordingly.

Rules for allocating capital

The method of allocating capital by business line and of calculating return on equity (ROE) is the method in effect at 31 December 2004, which is described in the management report for 2004 (see 'Overview of the Group's business lines' and 'Rules for allocating capital' in the 2004 shelf-registration document).

RISK-WEIGHTED ASSETS APPLIED FOR CAPITAL ALLOCATION PURPOSES

(in billions of euros)	30/06/2004	**30/06/2005**
French retail banking	**87.9**	**93.3**
- Regional Banks	50.7	53.8
- Le Crédit Lyonnais	37.2	39.5
Specialised financial services	**31.2**	**35.8**
Asset management, insurance and private banking	**11.8**	**13.1**
Corporate and investment banking	**116.8**	**125.3**
International retail banking	**3.6**	**3.2**

ALLOCATED CAPITAL BY BUSINESS LINE

(in billions of euros)	30/06/2004	**30/06/2005**
French retail banking	**5.4**	**5.8**
- Regional Banks	3.2	3.4
- Le Crédit Lyonnais	2.2	2.4
Specialised financial services	**1.9**	**2.1**
Asset management, insurance and private banking	**5.3**	**5.8**
Corporate and investment banking	**7.2**	**7.7**
- Capital markets and investment banking	2.4	2.6
- Corporate banking	4.8	5.1
International retail banking	**2.4**	**2.4**
Capital allocated to business lines	**22.2**	**23.8**

(%)	30/06/2004	**30/06/2005**
French retail banking	24.2%	**24.2%**
Specialised financial services	8.6%	**8.9%**
Asset management, insurance and private banking	24.1%	**24.5%**
Corporate and investment banking	32.4%	**32.5%**
International retail banking	10.7%	**9.9%**
Capital allocated to business lines	**100%**	**100%**

For each business line, ROE is calculated by dividing the corresponding net income (after rebilling any equity surplus/deficit and before integration-related costs for the Crédit Agricole S.A./Crédit Lyonnais tie-up) by the amount of capital allocated to the business line as at the end of the period.

Results of business lines

CONTRIBUTION OF BUSINESS LINES TO PRE-TAX ORDINARY INCOME OF CRÉDIT AGRICOLE S.A.
before integration-related costs

(in millions of euros)	30/06/2004* estimated[1] IFRS	30/06/2005
French retail banking - Regional Banks	375	**444**
French retail banking - Le Crédit Lyonnais	376	**425**
Specialised financial services	340	**384**
Asset management, insurance and private banking	715	**856**
Corporate and investment banking	585	**869**
International retail banking	191	**240**
Proprietary asset management and other activities	(339)	**(491)**
Total income	**2,243**	**2,727**

1. FRENCH RETAIL BANKING - REGIONAL BANKS

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income rose by 18.3% to €373 million.

Crédit Agricole S.A.'s income includes only 25% of the income of the 41 Regional Banks, which are accounted for by the equity method. This means that their impact on consolidated figures is visible solely in 'Income from equity affiliates'. The French retail banking - Regional Banks business line contributes over 16% of the Group's pre-tax income on ordinary activities (excluding integration-related costs for the Crédit Lyonnais/Crédit Agricole tie-up).

(in millions of euros)	H1 2004 estimated[1] IFRS	H1 2005	Year-on-year change
Income from equity affiliates	375	444	+18.3%
Pre-tax income	**375**	**444**	**+18.3%**
Corporate income tax	(60)**	(71)**	+18.3%
Net income	**315**	**373**	**+18.3%**
ROE (% of allocated capital)		**20.6%**	

*** Tax impact of dividends received from Regional Banks. Dividends from CCI and CCA are not eligible for parent company/subsidiary tax rules.*

This increase in the business line's income reflects the Regional Banks' continued strong growth momentum, tightly controlled operating costs and a prudent risk coverage policy. Operating results have been rising steadily.

The Regional Banks' NBI rose by 6.7% to €6.3 billion (aggregated unconsolidated results) and by 4.4% excluding dividends received from Crédit Agricole S.A., with robust business levels in all of their markets in the first half of 2005.

On- and off-balance sheet customer deposits continued to expand briskly, rising by €9.1 billion since the beginning of the year and by 6.9% between June 2004 and June 2005 to a total of €436.4 billion.

Growth in **bank deposits** continues to be driven by passbook deposits (up 7.9% to €54.1 billion), *particularly ordinary passbook accounts* (up 12.2%) and youth passbook accounts (up 9.2%). The Capital Vert Croissance pension savings plan also met with success and brought in over €600 million over the first half. Likewise, sight deposits turned in a handsome performance with a 5.7% increase over one year.

The Regional Banks' **off-balance sheet deposits** increased significantly, with growth of 10.1% on June 2004 driven by life insurance (in-force business up 10.6% over a year) and the securities business, with rises of 9.5% for mutual funds, employee investment funds and property investment funds and of 9.7% for securities.

Lending remained buoyant as interest rates remained favourable for borrowers. The Regional Banks' medium- and long-term **loan production** (excluding consumer loans) was €26 billion, up 11.9% on the first half of 2004. New lending was boosted by persistently strong demand for mortgage loans (€15.7 billion, a 16.8% rise on the same prior-year period), business loans (up 18.4%) and professional loans (up 13.5%).

The Regional Banks' gross **loans outstanding** expanded by a robust 8.9% between June 2004 and June 2005, or by more than the 8.5% growth registered in the previous year. They amounted to €252.1 billion at 30 June 2005. Outstandings rose in all sectors, with faster growth in mortgage loans (up 12.9% in one year), business loans (up 6.5%) and professional loans (up 4%).

Doubtful loans declined to 3.3% of total loans outstanding from 3.7% a year earlier. Even so, provision cover remained conservative, with bad and doubtful loan provisions rising from 69.2% in the first half of 2004 to 73.0% in the first half of 2005.

Net banking income benefited from a solid 6.8% increase in fee income from customers, fed by commissions and fees on insurance (up 8.9%) and mutual fund transactions (up 14.6%).

Operating expenses were contained to €3,307 million, a rise of 2.3% on the same prior-year period. **Gross operating profit** (adjusted for dividends received from Crédit Agricole S.A.) advanced by 7.5% over one year and the **cost/income ratio** improved by 1.2 percentage points over the first half of 2004 to 58.2%.

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4.
** H1-2004 figures have also been prepared on a like-for-like basis, using comparable methods.*
These figures have not been reviewed by the auditors.

After **risk-related costs**, which declined by 7.8% to €345 million (23 basis points) and after corporate income tax, **aggregate net income** before dividends from Crédit Agricole S.A. for the 41 Regional Banks came to €1,112 million, a rise of 10.6% over one year.

After conversion of the Regional Banks' accounts to IFRS, consolidation of the accounts of their subsidiaries and consolidation adjustments, the **contribution** to Crédit Agricole S.A.'s consolidated net income increased by 18.3%, from €375 million in the first half of 2004 to €444 million in the first half of 2005. **Return on equity** allocated to the business line came to 20.6%.

2. FRENCH RETAIL BANKING - LE CRÉDIT LYONNAIS

(in millions of euros)	H1 2004 estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**1,696**	**1,737**	**+2.4%**
Operating expenses and depreciation	(1,240)	(1,240)	0.0%
Gross operating income	**456**	**497**	**+9.1%**
Risk-related costs	(80)	(72)	-8.9%
Pre-tax income	**376**	**425**	**+12.9%**
Corporate income tax	(115)	(127)	+10.4%
Net income	**261**	**297**	**+14.0%**
ROE (% of allocated capital)		**25.1%**	

Le Crédit Lyonnais registered handsome 9.1% growth in **gross operating income**.

Net banking income was €1,737 million in the first half, up 2.4% over one year. Business growth remained solid in both deposit-taking and lending in a climate of intense competition.

On- and off-balance sheet customer deposits outstanding rose by 5.9% over one year to €122.3 billion. Growth in bank savings products was particularly high at 7.3%, driven mainly by the popularity of passbook savings (deposits up 19% over one year), especially the Cerise passbook account, and term accounts (up 8.6%). Annual growth in sight deposits also moved up, from 3.3% at end-March to 5.2% at end-June owing to a rise in business deposits.

Life insurance business continued to expand briskly, with net new business 30% higher than in the first half of 2004 and business in force advancing by 9.8% to €31.2 billion.

In securities, Le Crédit Lyonnais network delivered another handsome performance in the first quarter in the SANEF public offering, achieving market share of 20%, well above its market share in savings products.

New lending to consumers remained buoyant and the mortgage book rose by 9.4% over one year. Annual growth in lending to small business customers accelerated from 2.6% at end-March to 4.3% at end-June 2005 under the impetus of business equipment loans. The recovery in demand for medium- and long-term loans from small and mid-size businesses that emerged in the first quarter was confirmed in the second, with loan production up 34% on the first half of 2004 and outstandings up 11.9%. Total loans outstanding rose by 6.6% over one year to €50.3 billion at 30 June 2005.

Growth in NBI (before exceptionals) was driven by a 4.2% increase in fee and commission income, mainly on insurance (up 6.5%) and securities (up 5.7%). Fees and commissions on accounts management also rebounded in the second quarter of 2005, with an 11.7% jump on the same prior-year period. Fees and commissions accounted for 46% of NBI in the first half.

Operating expenses remained stable at €1,240 million. The progress of the corporate strategic plan was reflected by a reduction in recurring costs, offsetting marketing investment (continued efforts to optimise the branch network, growing momentum of call centres, launch of the new "LCL" brand).

Gross operating income amounted to €497 million in the first half of 2005, up 9.1% on the same year-ago period, and the **cost/income ratio** was 71.4%, registering a significant 1.7 percentage point improvement over one year.

Risk-related costs were €7.1 million lower than in the first half of 2004 (down 8.9%). The cost of risk (including collective provisions) as a percentage of risk-weighted assets stood at 36 basis points at end-June 2005 against 45 basis points in 2004. Provision cover strengthened further to 80.3%.

Net income for the first half came to €297 million, up 14% on the same prior-year period. Annualised ROE was 25.1%.

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4. These figures have not been reviewed by the auditors.

3. SPECIALISED FINANCIAL SERVICES

(in millions of euros)	H1 2004 estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**1,130**	**1,197**	**+5.9%**
Operating expenses and depreciation	(592)	(632)	+6.8%
Gross operating income	**538**	**565**	**+5.0%**
Risk-related costs	(189)	(183)	-3.2%
Operating income	349	382	+9.4%
Income from equity affiliates	(3)	2	n.m.
Other non-operating items (excluding integration-related costs)	(6)	0	-100%
Pre-tax income	**340**	**384**	**+12.8%**
Corporate income tax	(120)	(129)	+7.7%
Net income before integration-related costs	**220**	**255**	**+15.6%**
ROE (as a % of allocated capital)		**23.7%**	

The Crédit Agricole S.A. Group continued to develop this business line, and more particularly its consumer credit and factoring activities.

In factoring, Crédit Agricole S.A. increased its interest in Eurofactor from 49.1% to 98.2% after acquiring Euler's interest in Hermes in December 2004. The resulting change in the method of consolidation (from proportional consolidation in 2004 to full consolidation in the first half of 2005) produced an impact on income for this business line.

The full consolidation of Eurofactor in Crédit Agricole S.A.'s financial statements for the six months to 30 June 2005 resulted in a 3 percentage point increase in the business line's **net banking income** out of total 5.9% increase in NBI (to €1,197 million). It also accounted for 4 percentage points of the overall 6.8% rise in operating expenses (to €632 million). Gross operating income advanced by 5% to €565 million, and by 2.7% excluding the impact from the full consolidation of Eurofactor.

The Group's **factoring operations** continued to improve with growth above the market average. Factored revenues were €14.9 billion, up 15% on the first half of 2004. Outstandings amounted to €5.2 billion, with much stronger growth outside France (13.8%), particularly in Germany (No. 3 in its market) and Belgium.

Consumer financing operations generate over 85% of the business line's GOI.

New consumer financing amounted to €11.3 billion in the first half of 2005, a jump of 18.4% on the first half of 2004, driven by strong growth in international business (up 45.6%) and more particularly in Italy (Agos Itafinco: up 65%) and Germany (Creditplus: up 28%).

Consumer credit outstanding rose by 15.2% year-on-year to €34.2 billion at 30 June 2005. In France, cooperation with the branch networks is expanding rapidly, with rises of 25.1% with the Regional Banks and 13.7% with Crédit Lyonnais.

Abroad, outstandings generated by the subsidiaries increased by over 41%. They now account for nearly 32% of the total compared with less than 26% a year ago.

Several acquisition projects are underway. Under the agreement signed at the end of December 2004, at the beginning of July, Sofinco completed its takeover of Credilar, a subsidiary of Millennium bcp, a Portuguese bank specialising in household equipment finance. This transaction reinforces Sofinco's presence in Portugal, making it the leading non-specialist consumer credit provider in that country.

At the beginning of July, Sofinco also announced that it had entered into an agreement to acquire 100% of C.P. Leasing in the Czech Republic (see press release dated 7 July 2005 and Outlook/Recent Trends).

In **lease financing**, the outstandings of Crédit Agricole Leasing (formerly Ucabail) were relatively stable at €12.6 billion at 30 June 2005. However, overall production picked up somewhat, with a 5.6% year-on-year increase in production compared with the first half of 2004, and international business was more buoyant (up 12.7%), especially in Poland through EFL, which performed particularly well in vehicle and equipment leasing. In France, Crédit Agricole Leasing's production rose by 5% over the first half, driven by the expansion of equipment leasing and financing of government investments and environmental projects.

Risk-related costs for the business line as a whole fell by 3.2% to €183 million over one year, mainly due to an improvement in the lease financing and consumer credit businesses.

Pre-tax income before integration-related costs came to €384 million, up 12.8% year-on-year, and net income rose by 15.6% to €255 million. **ROE** was 23.7% at 30 June 2005 and the **cost/income ratio** for the business line was 52.8%.

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4. These figures have not been reviewed by the auditors.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line turned in a solid performance in the first half of 2005. Gross operating income was €841 million, 16.4% higher than in the first half of 2004. This improvement was due to a 10.5% rise in net banking income underpinned by strong business momentum, which was partially offset by a 4.0% increase in operating expenses due to non-recurring items (professional fees, revaluation of provisions for pensions and retirement benefits, etc.).

(in millions of euros)	H1 2004* estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**1,384**	**1,529**	**+10.5%**
Operating expenses and depreciation	(662)	(688)	+4.0%
Gross operating income	**722**	**841**	**+16.4%**
Risk-related costs	(11)	4	n.m.
Operating income	711	844	+18.8%
Income from equity affiliates	4	13	X 3.5
Other non-operating items (excluding integration-related costs)	0	(2)	n.s.
Pre-tax income	**715**	**856**	**+19.8%**
Corporate income tax	(237)	(272)	+14.6%
Net income before integration-related costs	**478**	**584**	**+22.4%**
ROE (as a % of allocated capital)		**20.2%**	

Assets under management rose by 15% between June 2004 and June 2005 to over €461 billion, excluding double counting, and by €55.7 billion over six months. Business and financial performance was excellent and international expansion is accelerating.

In asset management, the Group's total assets under management (by Segespar, BFT and Equalt) amounted to €395.8 billion at 30 June 2005. Assets under management expanded by 15.8% year-on-year, excluding intra-group transfers and on a like-for-like basis. Growth was particularly robust over the first half, with an increase of €41.5 billion on a like-for-like basis and unchanged valuation methods. It was driven by positive market effects over the period and by net new inflows of nearly €21 billion. A large part of new business was generated by corporate and institutional investors, with a strong focus on bond and alternative funds.

During the first half, Crédit Agricole Asset Management laid the groundwork for streamlining its mutual fund offering, enriched its range of absolute return funds (CAAM Dynarbitrage, Dynamo bonds managed by CAAM and marketed by BNP Paribas) and structured products (Protein', Biathlon, Magnesium, Acti PEA, Selecta) and launched a new Euronext-traded tracker (ETF CAC40 Indexis).

In another area, the merger of the two property management services companies, Uniger and CLAM Immobilier, legally took effect on 1 July. The new company created by the merger, Crédit Agricole Asset Management Immobilier, is a leading operator in the property investment trust market with €2.2 billion in assets under management and a 15% market share (source: ASPIM). It is also developing into a diversified wealth management business for private banking customers that capitalises on the combined know-how of the two merged entities.

The international asset management subsidiaries also continued to serve as a source of growth, with assets under management jumping by 47.6%, outpacing the 13% increase in France. This was due to the build-up of partnerships in Japan and Korea, to the consolidation of European operations, with handsome commercial successes, particularly in Italy and Spain, and to a stronger presence in the UK. At 30 June, the foreign subsidiaries accounted for €39.6 billion in new inflows, equating to 10% of total assets, and they contributed nearly 40% of net new inflows.

The asset management business line is set to expand further following the end-May 2005 agreement to acquire a controlling interest in Nextra. Under this agreement between Crédit Agricole S.A. and Banca Intesa, Crédit Agricole Asset Management (CAAM) will acquire a 65% controlling interest in the entity created by the merger of the Banca Intesa asset management subsidiary Nextra Investment Management sgr (Nextra) and CAAM's Italian subsidiary CAAM sgr. The transaction is likely to be completed in the second half of 2005, and remains subject to the approval of the relevant regulatory authorities. This deal will make Crédit Agricole one of Europe's five largest asset management firms - with the CAAM group having more than €430 billion of assets under management - and the only operator with leading positions in two European countries (France and Italy). It will result in CAAM having almost a third of its assets under management outside France, strengthening its position as a leading international player.

In financial and securities services to issuers, in early July, Crédit Agricole and Groupe Caisse d'Épargne entered into a final agreement to combine their securities and institutional financial services businesses. The agreement will be implemented once it has been approved by the regulatory authorities and will lead to the creation of CACEIS (Crédit Agricole-Caisse d'Épargne Investor Services), a company owned 50/50 by Crédit Agricole S.A. and Caisse Nationale des Caisses d'Épargne (CNCE) (see press release dated 4 July 2005 and Outlook/Recent trends).

In private banking, during the first half, the merger process initiated 18 months ago within the business line continued, with the legal, organisational and IT systems merger of Crédit Agricole Indosuez (Suisse) and Crédit Lyonnais Suisse leading to the creation of Crédit Agricole Suisse S.A. on 19 March. The new entity is the number two foreign bank in the Swiss private banking market. In Luxembourg,

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4.
** H1-2004 figures have also been prepared on a like-for-like basis, using comparable methods.*
These figures have not been reviewed by the auditors.

on 1 July, Crédit Agricole Indosuez Luxembourg merged with Crédit Lyonnais Luxembourg to create Crédit Agricole Luxembourg, one of the leading operators in that market.

During the first half, the Group's total assets under management in this business line rose by €5.2 billion to over €73 billion at 30 June 2005, with €45.6 billion outside France (Switzerland, Luxembourg, Monaco, Spain and Brazil) and €27.4 billion in France. Year-on-year growth was 4.6% on a like-for-like basis (i.e. mainly excluding the disposal of CAI Private Banking Italia SpA in the third quarter of 2004).

Life insurance continued to enjoy strong growth momentum. Total premium income rose by 12.8% year-on-year to €9.7 billion. This solid business performance was underpinned by low returns on alternative investments and by renewed forward momentum in the equity markets. The Group benefited mainly from a 37% year-on-year surge in new unit-linked product inflows. Total business in force rose by 10.4% to €136.6 billion. These good results have consolidated Predica's number two position in the French life insurance market.

Growth in property and casualty insurance (Pacifica and Finaref) remained robust, with a 20% year-on-year jump in premium income during the first half. Pacifica's total portfolio expanded to 4.5 million policies at 30 June 2005. All segments registered improvement, with the strongest growth in insurance for farmers and professionals, personal accident cover, health insurance and legal protection. The loss ratio remained very low. Pacifica's claims ratio (excluding administration fees) improved steadily, contracting by 3.4 percentage points over one year to 52.1% at 30 June 2005 from 55.5% au 30 June 2004, and the combined ratio was an excellent 90.5% (net of reinsurance).

During the first half, Pacifica acquired 40% of Assurances Fédérales IARD. AF IARD, which is consolidated under the equity method as from June 2005, contributed €1.7 million. Income from equity affiliates was also enhanced by the Portuguese subsidiaries' recovery.

Total pre-tax income (before integration-related costs) for the business line rose by 19.8% to €856 million and net income was €584 million, 22.4% higher than in the first half of 2004. **Return on equity** allocated to the business line was 20.2%.

5. CORPORATE AND INVESTMENT BANKING**

(in millions of euros)	H1 2004* estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**1,939**	**2,152**	**+11.0%**
Operating expenses and depreciation	(1,375)	(1,363)	-0.9%
Gross operating income	**564**	**789**	**+40.0%**
Risk-related costs	7	24	X 3.4
Operating income	571	813	+42.5%
Income from equity affiliates	36	52	+43.1%
Other non-operating items (excluding integration-related costs)	(22)	3	n.m.
Pre-tax income	**585**	**869**	**+48.4%**
Corporate income tax	(136)	(202)	+48.4%
Net income before integration-related costs	**449**	**667**	**+48.4%**
ROE (as a % of allocated capital)		**17.4%**	

*** Private Equity activities, which were previously included in this business line, are now included in 'Proprietary asset management and other activities'. The 2004 figures have been restated accordingly.*

This business line's financial performance has improved steadily since Calyon was created.

Gross operating income surged by 40% compared with the first half of 2004. Growth was driven by the continued recovery in revenues initiated in the fourth quarter of 2004, with a rise of 11% (13.5% on a like-for-like basis and at constant exchange rates) coupled with a 7% contraction in the fixed-cost base. Operating expenses benefited from the full impact of integration-related synergies, with a 0.9% year-on-year decline. As a result, the cost/income ratio improved appreciably, falling by 7.6 percentage points year-on-year to 63.3% in the first half of 2005.

Integration-related costs declined to €40 million, a 45.9% drop over one year.

The business line's **net income** before integration-related costs jumped by 48.4% to €667 million. It contributed 34% of Group net income. Annualised ROE was 17.4%.

Both corporate banking and capital markets and investment banking contributed to this handsome financial performance.

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4.
** H1-2004 figures have also been prepared on a like-for-like basis, using comparable methods.*
These figures have not reviewed by the auditors.

Corporate banking

(in millions of euros)	H1 2004* estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**874**	**924**	**+5.7%**
Operating expenses and depreciation	(473)	(411)	-13.0%
Gross operating income	**401**	**513**	**+27.8%**
Risk-related costs	15	28	+86.7%
Operating income	**416**	**541**	**+42.9%**
Income from equity affiliates	36	52	+43.1%
Other non-operating items (excluding integration-related costs)	(19)	1	n.m.
Pre-tax income	433	594	+37.0%
Corporate income tax	(104)	(132)	+26.4%
Net income before integration-related costs	**329**	**462**	**+40.3%**
ROE (as a % of allocated capital)		**18.0%**	

In a climate of weak credit demand and declining margins, **gross operating income** in corporate banking expanded by 27.8% due to a 5.7% rise in **net banking income** (up 7.5% like-for-like and at constant exchange rates) and a sharp 13% contraction in operating expenses over one year.

Net banking income benefited from growth in higher value-added activities, particularly structured finance (acquisition, aircraft, property and export finance), which rose by 16.5% on a like-for-like basis and at constant exchange rates. In a highly competitive environment, return on assets (NBI/weighted assets) improved, rising from 2.25% in the first quarter of 2005 to 2.44% in the second, reflecting Calyon's strengthened position vis-à-vis its customers.

Risk-related costs recorded a net provision reversal of €28 million over the first half.

The contribution from the equity-accounted bank Al Saudi Al Fransi (BSF) was €51 million, up 45.1% on the same year-ago period.

These results led to a significant improvement in financial ratios. The **cost/income ratio** declined by 9.6 percentage points to 44.5% and annualised ROE rose to 18%.

Capital markets and investment banking

(in millions of euros)	H1 2004* estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**1,065**	**1,228**	**+15.3%**
Operating expenses and depreciation	(902)	(951)	+5.4%
Gross operating income	**163**	**277**	**+69.9%**
Risk-related costs	(8)	(4)	-50.0%
Operating income	155	273	+76.1%
Other non-operating items (hors integration-related costs)	(3)	2	n.m.
Pre-tax income	**152**	**275**	**+80.9%**
Corporate income tax	(32)	(70)	X 2.2
Net income before integration-related costs	**120**	**205**	**+70.4%**
ROE (as a % of allocated capital)		**16.0%**	

Net banking income in this segment was €1,228 million, more than 15% higher than in the first half of 2004. This reflects expansion in areas such as equity derivatives, where revenues quadrupled, and securitisation, where they doubled.

In the second quarter, in a more difficult climate in the interest rate and structured credit markets, the increase in NBI was also due to non-recurring transactions. Brokerage services generated solid revenues in Asia (CLSA), Europe (Cheuvreux) and the US (Calyon Financial).

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4.
** H1-2004 figures have also been prepared on a like-for-like basis, using comparable methods.*
These figures have not reviewed by the auditors.

Operating expenses increased by 5.4% due to expansion in business and organic growth. **Gross operating income** rose significantly by 69.9% to €277 million.

Risk-related costs amounted to €4 million in provisions.

Net income before integration-related costs rose to €205 million, up 70.4% on the first half of 2004. Annualised ROE was 16%.

6. INTERNATIONAL RETAIL BANKING

(in millions of euros)	H1 2004* estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**144**	**152**	**+5.2%**
Operating expenses and depreciation	(113)	(129)	+14.1%
Gross operating income	**31**	**23**	**-26.8%**
Risk-related costs	(11)	(13)	+12.5%
Operating income	20	10	-48.5%
Income from equity affiliates	171	230	+34.8%
Other non-operating items	0	0	-
Pre-tax income	**191**	**240**	**+26.0%**
Corporate income tax	(5)	(0)	-94.0%
Net income	**186**	**240**	**+29.2%**
ROE (as a % of allocated capital)		**20.9%**	

This business line has been reorganised since the beginning of the year and certain subsidiaries (notably BFCAG, UBAF, Yemen and Egypt) have been transferred to other business lines (corporate and investment banking or proprietary asset management and other activities).

The international retail banking business line now mainly comprises African entities that were previously subsidiaries of Crédit Lyonnais and foreign holdings active in retail banking. The 2004 figures have been restated to reflect these changes.

The scope of the business line also changed following the disposal of part of Calyon's stake in Banque Libano-Française SAL, which was deconsolidated as of 1 July 2004, with no impact on net income.

The business line's contribution to Group **net income** was €240 million, 29.2% higher than in the first half of 2004. This is mainly attributable to **income from equity affiliates**, which moved up 34.8% year-on-year to €230 million owing to Banca Intesa's excellent performance (up 37.9% to €192 million from €139 million).

Gross operating income contracted by 9%, overshadowing an improvement in the contribution from the banking networks in Africa, the Middle East and Latin America. The 13.4% rise in NBI was offset in GOI by higher operating expenses, which increased by 19% to €18 million.

ROE for the business line was 20.9%.

At the end of June, Crédit Agricole S.A. acquired a 71% majority stake in a Serbian bank, Meridian Bank A.D., which was not consolidated as of 30 June 2005. Meridian Bank A.D. will play an active role in retail banking, focusing in particular on individuals and SMEs, and will develop corporate banking operations. It will also aim to penetrate the insurance, lease financing and consumer credit markets via specialised entities.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

(in millions of euros)	H1 2004* estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**(19)**	**(72)**	**X 3.9**
Operating expenses and depreciation	(291)	(411)	+41.2%
Gross operating income	**(310)**	**(483)**	**+56.0%**
Risk-related costs	(25)	(21)	-16.0%
Operating income	(335)	(504)	+50.6%
Income from equity affiliates	(3)	(3)	0.0%
Other non-operating items (excluding integration-related costs)	(1)	17	n.m.
Pre-tax income	**(339)**	**(491)**	**+44.5%**
Corporate income tax	123	215	+74.8%
Net income before integration-related costs	**(217)**	**(276)**	**+27.3%**

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4.
** H1-2004 figures have also been prepared on a like-for-like basis, using comparable methods.*
These figures have not been reviewed by the auditors.

Proprietary asset management and other activities contributed a loss of €276 million in the first half of 2005 compared with a loss of €217 million in the first half of 2004, before integration-related costs.

Private equity activities, which were previously included in the corporate and investment banking business line, are now included in proprietary asset management and other activities. In a time of reorganisation, the private equity business made a modest contribution in the first half of 2005. Net banking income was €35 million, €4.6 million lower than in the first half of 2004, and operating expenses declined by 17% year-on-year to €12 million.

Net banking income for the business line's other activities showed significant volatility between the first six months of 2004 and 2005 (down €49 million) caused by the recording of some financial instruments held for macro-hedging purposes as trading securities under IFRS and to the fact that no gains were realised on the disposal of available-for-sale securities.

It also includes a €55 million increase (to €579 million) in the cost of financing new acquisitions made since 1 July 2004, including the additional stakes of 10% in Finaref and 49% in Eurofactor.

The increase in operating expenses reflects the impact on Crédit Agricole S.A.'s central support functions of the Group's restructuring following the Crédit Lyonnais acquisition.

RECENT TRENDS IN SHARE CAPITAL

At 30 June 2005, Crédit Agricole S.A.'s share capital was €4,420,567,311, divided into 1,473,522,437 fully-paid shares, each with a nominal value of €3. The share capital has not changed since 24 November 2003.

The shareholder base underwent a small change between 31 December 2004 and 30 June 2005. The number of shares owned by the Regional Banks (through SAS Rue La Boétie) rose by 22.4 million shares, thereby increasing their ownership interest in Crédit Agricole S.A. from 53.9% at 31 December 2004 to 55.5% at 30 June 2005.

Shareholder	No. of shares at 30/06/2005	Ownership interest	No. of shares at 31/12/2004	Ownership interest
SAS Rue la Boétie	817,341,575	55.47%	794,929,524	53.95%
Treasury shares*	26,776,714	1.82%	29,324,633	1.99%
Shares held by Group companies**	5,055,431	0.34%	1,839	-
Float ***	624,348,717	42.37%	649,266,441	44.06%
Share capital	**1,473,522,437**	**100%**	**1,473,522,437**	**100%**

** Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted.*
*** Shares held indirectly by Group companies and not retained in the consolidated balance sheet (CRC 2000-02).*
**** At 30 June 2005, including 68,057,250 shares (4.62%) held by employees through dedicated company investment funds as part of the Group's employee share ownership plans.*

In May 2005, Crédit Agricole S.A. launched a reserved rights issue for all Crédit Agricole Group employees. The issue was completed on 26 August. In all, 60,000 employees subscribed to the issue, for a total of €462.5 million, which was reduced to €400 million in accordance with the transaction circular. 23,799,864 new shares were created by this issue, increasing the number of shares that make up Crédit Agricole S.A.'s share capital to 1,497,322,301 and the number of shares owned by Crédit Agricole Group employees to 89,676,098 (6% of the total) at 26 August 2005.

RECENT TRENDS AND OUTLOOK

Recent trends

- Crédit Agricole and Groupe Caisse d'Épargne signed the necessary agreements for the creation of CACEIS (Crédit Agricole-Caisse d'Épargne Investor Services).
  Note: The CACEIS legal entity was created effective as of 31 August 2005.

Press release dated 4 July 2005

The final agreement whereby the Caisse d'Épargne and Crédit Agricole Groups will combine their respective businesses providing financial services for institutional customers will become definitive within the next few weeks once the remaining official authorizations have been received. CACEIS (Crédit Agricole-Caisse d'Épargne Investor Services) will be equally owned by Crédit Agricole SA and the Caisse Nationale des Caisses d'Épargne (CNCE).

On 17 December 2004, both groups announced their plans to create a major financial institution by 30 June 2005 offering financial services to institutional and corporate customers in Europe by combining within a jointly owned entity all their 'securities services' business lines, namely: depositary and custodian banking services (Crédit Agricole Investor Services Bank in Paris, Dublin and the Luxembourg, IXIS Investor Services in Paris and IXIS Urquijo in Madrid), fund administration (European Fastnet network and IXIS Administration de Fonds) and corporate trust services (CA-IS Corporate Trust and Euro Emetteurs Finance). The deadlines have been met and all the agreements between Crédit Agricole and Groupe Caisse d'Épargne have been signed.

CACEIS will be equally owned by CA S.A. and CNCE. The new financial institution will benefit from the financial strength of both its shareholders: it will have more than €300 million of Tier 1 shareholder equity and should generate net banking income of about €450 million in 2005, and gross operating income in excess of €90 million, with a total staff of approximately 2,300 employees, 40% of which will be based outside France.

With CACEIS, Caisse Nationale des Caisses d'Épargne and Crédit Agricole S.A. are creating a front-ranking player enjoying an extensive presence in Europe (Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam):

- the top-ranking depositary bank for collective investment vehicles in France, the largest bank in terms of assets held with Euroclear France, and among the very largest European players with assets under custody in excess of €1,300 billion for the institutional customer segment alone;
- the top-ranking French fund administrator, and among the leading European players, totalling €640 billion in assets under administration, including the Fastnet network;
- among the three leading corporate trust service providers in France, and a leading European transfer agent, totalling €600 billion in assets.

Jean Laurent, Chief Executive Officer of the Crédit Agricole Group, and Charles Milhaud, Chairman of Groupe Caisse d'Épargne, expressed their satisfaction at the conclusion of this initiative: *"It represents a major step in the consolidation of the securities services business in Europe. The shared values and strategic alignment of our two groups enabled us to bring this ambitious project to a successful conclusion, within the prescribed deadline, and will allow our customers to enjoy a particularly competitive offering and guaranteed continuity of service."*

- **Sofinco pursues its international expansion drive with the acquisition of CP Leasing in the Czech Republic and the finalization of the acquisition of Credilar in Portugal.**

Press release dated 7 July 2005

Sofinco has signed an agreement with the PPF group, one of the largest privately-owned financial groups in the Czech Republic, to acquire a 100% interest in CP Leasing. The deal will be completed once it has been cleared by the Czech competition authorities.

CP Leasing, which was founded in 1997 and operates in the Czech Republic, provides financing for vehicles, primarily under leasing agreements. It ranks among the ten largest leasing companies in its home market and its market share stands at around 10%. For 2004, CP Leasing posted new lease production of €137 million (excluding VAT), plus €3 million in other types of financing. Its portfolio of leased assets is worth €166 million, and it posted 2004 net income of €6.7 million.

This acquisition will help Sofinco establish itself in the Czech automobile financing market, where it gradually intends to roll out its entire range of products.

Sofinco has also announced the acquisition of control in Credilar, a financing subsidiary of Portuguese bank Millennium bcp, under the agreement that was signed in late December 2004. Credilar's activities will be combined with those of Sofinco's own Portuguese subsidiary Credibom, giving rise to one of the largest players in the Portuguese market.

These two deals are part of Crédit Agricole S.A.'s strategy of expanding in the European consumer lending business through a combination of organic growth and selective acquisitions to strengthen or round out its existing operations.

- **On 7 July 2005, Crédit Agricole S.A. entered into an agreement with the Tessi Group to acquire 80% of CPR Billets.**

  The agreement has been submitted to the regulatory authorities for approval.

- **Crédit Agricole S.A. Board of Directors' meeting of 19 July: Georges Pauget takes over as Chief Executive from Jean Laurent on 12 September.**

Press release dated 19 July 2005

The Board of Crédit Agricole S.A. met on 19 July.

It considered that under the management of Jean Laurent, the Group had successfully achieved two major projects, each with a significant impact on the Group:
- its initial public offering;
- the acquisition and integration of Crédit Lyonnais.

These achievements have made the Group the uncontested leader in French retail banking and positioned it as the number one or number two in all its key business areas as well as substantially increasing its profitability.

The Board approved the guideline which consists in giving a new dimension to Crédit Agricole's international development, building on Calyon's international network and activities, on the successful international development of the SFS division, and its shareholdings in key European banks. The Board agreed to the further international development of the Group's asset management division, its retail banking network and its insurance business.

In order to initiate this new phase, the Board, on a proposal by its chairman, decided to reorganise the management and unanimously named Georges Pauget Chief Executive as of 12 September 2005. It will be Georges Pauget's responsibility to finalise the future development plans for the Crédit Agricole Group, scheduled to be presented this autumn.

The Board of Directors expressed its most sincere gratitude and thanks to Jean Laurent, who will continue to contribute to Group within the context of it future development projects.

- **Emporiki Bank**

Press release dated 25 July 2005

Crédit Agricole S.A. notes that Emporiki Bank has announced this morning the sale via an accelerated bookbuilding of its treasury shares representing 5.2% of its share capital.

Crédit Agricole S.A. has decided, in view of the circumstances of this transaction and of present price conditions, not to take part in it.

- **LCL is born**

Press release dated 28 August 2005

As of 28 August 2005, Le Crédit Lyonnais is LCL.

LCL signals a new commitment: 'Ask your money to do more for you'.

This new motto reflects the consumer-centric position that LCL is adopting.

More than a year ago, under the impetus of CEO Georges Pauget, the Group's 27,000-strong staff began working to implement a highly ambitious corporate strategic plan designed to build a unique banking model that was highly differentiated from the competition in France. LCL is now the only nationwide high-street bank that is dedicated exclusively to retail banking in the personal, small business and middle-market segments.

This strategic plan culminates in a new commitment and a new identity, which have been endorsed by all employees and are eagerly anticipated by a vast majority of 150,000 recently polled customers.

- *A new commitment to customers*

LCL has decided to forge closer ties with all its customers by encouraging them to ask their money to do more for them - through more hospitality, more effectiveness, faster service, greater availability, and enhanced services.

In practice, this has resulted in streamlining internal procedures, bringing branches closer and making them more welcoming to customers, simplifying banking relationships, and by offering more convenient payment systems, faster property loan application processing, a comprehensive, original range of insurance products, enhanced investment products, and greater flexibility for professionals.

- *A new identity*

CL is a streamlined, more modern, more proactive, more efficient, more responsive version of Crédit Lyonnais.

CL's new image retains the core yellow and green colouring of the Crédit Lyonnais logo.

The new emblem, designed by Desgrippes Gobé, will gradually be applied to all of the bank's signs and documents - its 1,895 branches, chequebooks, bank cards, bank statements, Web sites and correspondence will all eventually display the new logo.

This new identity is underpinned by an ambitious advertising campaign that was conceived and designed by Aubert Storch Associés Partenaires.

OUTLOOK FOR THE SECOND HALF OF 2005

Growth is set to remain strong, albeit slower, in the US and in Asia, especially in China.

In Europe, the decline in the euro that began in the second quarter coupled with firm demand should spark an upturn in exports. Business investment is expected to rise, albeit moderately, as the business climate does not lend itself to a sharp rebound in capital spending: the demand outlook is uncertain, raw materials prices remain very high, and margins are under pressure. Growth in consumer spending looks set to slow this year and next, in a climate of wage moderation and very gradual improvement in the employment outlook. The overall growth forecast for the euro zone is 1.3% this year (1.5% in France) and just under 2% next year, including in France. The main risk lies in raw materials prices: if they fail to soften, the forecasts will have to be revised downward.

In the financial markets, the US Federal Reserve is expected to continue to raise short rates (to 4% by the end of 2005) and the ECB, to maintain the status quo until mid-2006 due to weak growth and low inflation. Long-term interest rates are likely to start correcting upward, with a sharper rise in the US, which is experiencing rapid growth and an upturn in short rates, than in Europe. By year-end, the euro is expected to be in the USD1.20-1.25 range. The downturn in the euro will be due to weaker growth coupled with an interest rate differential that is favourable to USD assets, the risk of budgetary leniency and growing political uncertainty in the EMU.

OUTLOOK FOR CRÉDIT AGRICOLE S.A. GROUP

Against this backdrop, the Group confirms the trends and outlook described in its 2004 shelf-registration document filed with the AMF on 17 March 2005 under No. D.05-0233.

APPENDIX TO THE MANAGEMENT REPORT

Risk management within the Crédit Agricole S.A. Group

INTERNAL CONTROL

In the first half of 2005, Group Control and Audit's three functions - Control and Audit, Internal Control and Financial Security - carried out work across the entire Group.

Group Control and Audit's onsite audits of accounting records covered various Group units and entities. This work focused on the deployment of the FIDES enhanced compliance programme, along with preparations for the introduction of the new international solvency ratio.

The Group subsidiaries concerned hold half-yearly Internal Control Committee meetings, attended by each entity's head management and internal audit team. As part of these meetings, Group Control and Audit ensured that audit plans were being followed correctly, that risks were being managed adequately and that each entity had suitable internal control systems.

It made recommendations relating to the fulfilment of legal and regulatory obligations, as regards both the Crédit Agricole S.A. Group and the Crédit Agricole Group (Chairman's report with respect to the Financial Security Act and the internal control report relating to CRBF regulation 97-02).

Group Control and Audit, together with the Compliance function, took part in the French financial industry's concerted effort relating to changes to regulation 97-02 on internal control. Following the publication of the new regulation (approved on 31 March 2005), work was done - particularly by the Regional Banks - to prepare for the introduction of the new text on 1 January 2006.

The Financial Security function is in charge of preventing money laundering, combating terrorist financing and managing embargos and asset freezes. It continued its efforts to enhance its systems, particularly by updating the procedure applicable to the Crédit Agricole S.A. Group in June 2005. In the second half of 2005, this procedure will be implemented in each direct subsidiary within the scope of Crédit Agricole S.A.'s internal control, under the supervision of the Financial Security function.

Throughout the first half of 2005, the Financial Security function reinforced its flow monitoring systems aimed at preventing terrorist financing and ensuring compliance with embargoes and asset freezes, by integrating the flows of Crédit Agricole S.A.'s direct subsidiaries, mainly Calyon and Crédit Lyonnais.

This enhancement of resources was accompanied by additional work by various Group entities with the aim of defining a new reference base for the organisation and operation of anti-money laundering work.

COMPLIANCE ORGANISATION

In the first half of 2005, the Compliance Division continued implementing the Enhanced Compliance Programme requested by the French banking commission and the US Federal Reserve. It also extended the programme to all Crédit Agricole S.A. Group entities.

Organisational measures defined by Crédit Agricole S.A. in July 2004 were replicated within Group entities in France and abroad. This led to the appointment of Compliance Officers in almost all of these entities, in anticipation of some aspects of the 31 March 2005 modification of CRBF regulation 97-02 relating to the internal control of credit institutions and investment companies.

In July 2004, the Group started to define regulations for all its business areas. In the first half of 2005, it started to implement these regulations, particularly as regards entering into relationships with new customers, approving new products and activities and carrying out investments and divestments.

The text governing the dysfunction reporting procedure, in accordance with the laws, regulations and professional and ethical standards applicable to financial and banking activities, was finalised and submitted for approval to social partners within the Crédit Agricole S.A. Group.

In addition, an awareness-raising and training plan was launched, covering 55,000 Credit Agricole S.A. Group employees and dealing with compliance issues across all entities in the first half of 2005.

ASSET AND LIABILITY MANAGEMENT

GLOBAL INTEREST RATE RISK

The Crédit Agricole S.A. Group's finance division takes part in the ALM committees of subsidiaries that have significant global interest rate risk. It ensures the harmonisation of methods and practices used within the Group, and monitors the limits allocated to each entity. It consolidates the global interest risk of Crédit Agricole S.A. and these subsidiaries.

In the first half of 2005, the Crédit Agricole S.A. Group's full-year risk of loss in the event of an adverse 1% movement in interest risks represented less than 1% of its regulatory capital. The cumulative non-discounted risk for the next ten years in the event of an adverse 1% movement in interest rates represented less than 10% of regulatory capital.

In the first half of 2005, the process of reforming financial relationships between the Regional Banks and Crédit Agricole S.A. continued:

- a four-year transition period was initially scheduled. 18 months after the reform was introduced, more than a third of new money (excluding PEL home purchase savings plans) is governed by the new rules;
- on this increasing portion of new money, the Regional Banks are now paid on the basis of a market rate calculated using a reinvestment model. This model has been approved by the Regional Banks, and is implemented on their behalf by Crédit Agricole S.A. It reflects the structure and risks of these new money inflows.

LIQUIDITY RISK

At end-June 2005, Crédit Agricole S.A.'s liquidity ratio was 122%, up from 108% at end-2004.

In the first half of 2005, Crédit Agricole S.A. also increased its borrowing capacity by raising the limit of its Euro Medium-Term Note (EMTN) programme from $20 billion to $25 billion. This was because the retail banking business is continuing to see greater growth in lending than in savings. In the first half, Crédit Agricole S.A. borrowed €1.5 billion from Regional Bank customers in the form of senior and subordinated bonds, €3.2 billion through senior issues as part of its EMTN programme, and €0.6 billion by issuing super-subordinated notes.

Finally, a quarterly Treasury and Liquidity Committee was created. One of its main tasks is to direct the ALM Committee in managing Group liquidity risk.

MANAGEMENT OF COUNTERPARTY, MARKET AND OPERATIONAL RISKS

In the first half of 2005, the Group continued implementing a risk management system as part of the gradual introduction of Basel II-type indicators. The system is based on the widespread deployment of internal ratings and the creation and usage of risk databases.

Teams are working on harmonising co-ordination arrangements, risk assessment methods and information systems.

THE GROUP'S RISK MANAGEMENT ORGANISATION

The risk management organisation did not change in the first half of 2005. It is based on an integrated function overseen by the Group Risk Management Division (GRMD), which supervises credit, market and operational risks for the whole Crédit Agricole S.A. Group and consolidates data associated with risks borne the Regional Banks.

The function operates in accordance with the principles of subsidiarity and delegation, which officially define decision-making powers at each hierarchical level.

The GRMD has been organised into three sections, each under the responsibility of a deputy: Crédit Agricole S.A. and its subsidiaries (excluding Calyon), Calyon and the Regional Banks. Each section supervises risks and carries out risk management activities, i.e. defining risk strategies, mapping risks, setting and monitoring ceilings, reporting, and applying methods and standards.

Each subsidiary's risk management officer reports in hierarchical terms to the subsidiary's head management, and in functional terms to the GRMD, particularly as regards defining risk action plans.

RISK MONITORING PROCEDURES WITHIN CRÉDIT AGRICOLE S.A. AND ITS SUBSIDIARIES

Each subsidiary or business line must define its risk strategy in conjunction with the GRMD and have it validated by the Group Risk Management Committee. This risk strategy sets a framework for business development.

In the first half of 2005, risk strategies were validated for international subsidiaries (Poland, Uruguay and the international factoring network) and certain business lines (securities custody).

In addition, the Group continued to set up surveillance systems, by establishing Group risk indicators, periodic meetings between the GRMD and the various subsidiaries and business lines, and reporting presentations to the GRMC (concerning major risks, sensitive issues, risk-related costs, country risks and market risks).

BASEL II PROJECT

Implementation of the Basel II project continued at a rapid pace in the first half of 2005.

Work is progressing in line with the timetable set by the French banking commission.

The internal validation process has started for retail banking subsidiaries, which have opted to use the 'advanced' internal-rating based approach. As regards corporate banking, validation is planned for 2006 based on the 'foundation' approach, except for specialist financing operations, which will be validated directly on the "advanced" approach.

The various aspects of the project are being set up. Methodologies have been finalised. Information systems are being implemented within retail banking entities. This work includes estimating parameters and introducing a risk-weighted asset calculation tool. The central consolidation system has been enhanced by these subsidiaries' contributions. Initial stress scenarios have been created in accordance with the Basel second pillar requirements. Group risk procedures are being updated on an ongoing basis.

The implementation of Basel II methods and tools within the Regional Banks is now complete. The organisation for creating data histories was set up for all markets on 31 December 2004, and the first backtesting operations on predictive retail banking credit risk models will be carried out in the second half of 2005.

It has been agreed that the Regional Banks' and Crédit Agricole S.A. Group entities' Basel II system will be submitted for approval to the French banking commission as soon as possible, and in three stages. The first stage will cover the retail banking credit risk system in late 2005/early 2006. The second will involve the corporate and local authority credit risk system in the second half in 2006. The operational risk system will be dealt with last. As for all the Crédit Agricole S.A. Group's retail banking subsidiaries, the process of approving the Basel II system began in the Regional Banks and their IT EIGs (Regional Information Systems or RISs) at the end of the first half of 2005. This work is being carried out by Crédit Agricole S.A.'s Group Control and Audit, in accordance with the French banking commission's request. Rating methodologies will be examined by an independent auditor.

In addition, the Crédit Agricole Group has stated that it is planning not to apply new prudential rules until 1 January 2008, as allowed under the draft European directive.

CHANGES IN SUBSIDIARIES' ACTIVITIES

In the first half of 2005, the following changes took place:

- a new factoring business segment is being created by combining Eurofactor and Transfact, effective from 1 October 2005.

The required changes to the risk management system resulting from this combination are currently being implemented.

COUNTERPARTY RISKS

MONITORING MAJOR COUNTERPARTY RISKS

The total consolidated commitments of Crédit Agricole S.A. entities and subsidiaries are monitored by counterparty and by group of related counterparties.

At 30 June 2005, the risk exposure of Crédit Agricole S.A. and its subsidiaries to the 10 largest non-bank counterparties was €18 billion (management data, including gross risk amounts before any guarantees on credit, securities and market operations). This represents a 10% fall with respect to the previous year.

At the Regional Banks, major counterparty risks are monitored mainly via the Foncaris subsidiary. At 30 June 2005, Foncaris guaranteed 50% of the Regional Banks' €6.9 billion exposure to major counterparties.

As a result, its commitments at that date totalled €3.4 billion. Foncaris' exposure to its ten largest counterparties equalled €1.16 billion or a third of its total commitments.

RISK PROVISIONING AND COVERAGE

Crédit Agricole S.A.'s consolidated risk-related costs are on a downward trend. On an annualised basis, they equalled 26 basis points of Cooke risk-weighted assets (excluding market risks) in the first half of 2005, down from 32 basis points in the year-earlier period (estimated 2004 IFRS figures).

This decline is the result of a generally positive situation in the large corporate customer segment, along with preventative action taken by the Group, including disposals of loans and the hedging policy.

MARKET RISKS

MARKET RISK MEASUREMENT AND MANAGEMENT METHODOLOGY

In the first half of 2005, the Group maintained efforts to revise its stress scenario system - which began in 2004 - by setting up adverse stress scenarios. Adverse stress scenarios involve ex-post calculations, and supplement the existing ex-ante historical and hypothetical stress scenarios. In adverse stress scenarios, shocks are defined retrospectively, depending on an institution's positions at any given time. The risk factors covered are interest rates and interest-rate volatility, equity prices and equity-price volatility and exchange rates.

MARKET RISK EXPOSURE OF THE CRÉDIT AGRICOLE S.A. GROUP

Value at Risk measurement

The change in VaR on Crédit Agricole S.A.'s capital market activities, broken down by business line, was as follows:

BREAKDOWN OF VaR (99%, 1 DAY)

(in millions of euros)	Minimum	Maximum	Average	30/06/05
Cash	4	8	5	**8**
Interest rates, currency and commodities	12	15	13	**12**
Credit	6	11	8	**9**
Equities	5	9	7	**7**
Crédit Agricole S.A. Group VaR	**17**	**25**	**21**	**20**

The figures are calculated over the six months from 31/12/2004 to 30/06/2005.

The Crédit Agricole S.A. group's total VaR, including residual market risks arising from small Crédit Agricole S.A. subsidiaries and obtained by adding the individual VaRs, amounted to €20 million at 30 June 2005 (including €16 million for Calyon).

Stress scenario measurement

At 30 June 2005, the following results were obtained using stress scenarios:

(in millions of euros)	Historical stress scenario: Bond market crash, 1994*	Historical stress scenario: Increase in credit spreads, 1998**	Historical stress scenario: Crash in technology shares, 2002***	Hypothetical stress scenario Economic recovery****	Adverse stress scenario****
Cash	(15)	12	9	(103)	
Interest rates, currency and commodities	73	192	46	(5)	
Credit	20	(38)	(17)	1	
Equities	14	(71)	(22)	(7)	
Total	**93**	**96**	**17**	**(115)**	**(295)**

** Sharp increase in interest rates (duplicates risk factors observed between 17 February and 2 March 1994).*
*** Sharp fall in interest rates for maturities of less than 10 years and sharp increase in interest-rate volatility.*
**** Significant fall in equity markets.*
***** Stress scenario designed to capture the impact of an economic recovery (rises in equity markets, interest rates, spot USD exchange rates and oil prices and falls in bond spreads).*
****** Adverse stress scenario: ex-post stress scenario (depending on the type of positions), calculated on sensitivity to the main risk factors.*

OPERATIONAL RISKS

In the first half of 2005, the Crédit Agricole Group continued to implement the qualitative and quantitative system for identifying, evaluating, preventing and monitoring operational risks, in view of the introduction of Basel II.

This operational risk management system has the following components, which are shared by the whole Group:

- governance of the operational risk management function: system supervised by head management[1]; involvement of risk management divisions (Crédit Agricole S.A. and subsidiaries / entities) in system oversight and co-ordination and responsibilities of subsidiaries / entities in controlling their risks through the network of Operational Risk Managers;
- identification and qualitative assessment of risks through risk mapping and the use of indicators to monitor the most sensitive processes;
- collation of operating losses and an early-warning system for significant incidents, which are consolidated in a database used to measure and monitor risk-related costs;
- calculation and allocation of regulatory and economic capital to operational risks at the consolidated and subsidiary / entity levels;
- submission of periodic operational risk scorecards at the subsidiary / entity level, supplemented by a Group summary.

The system is applied by each Group entity in accordance with the principle of subsidiarity.

CRÉDIT AGRICOLE S.A. GROUP

The Group is aiming to obtain advanced measurement approach certification from the French banking commission for the most of Crédit Agricole S.A. Group by end-2007 at the latest. It is aiming to propose a validation timetable in the second half of 2006 for its main subsidiaries (Calyon, Crédit Lyonnais, Sofinco, Finaref and CAAM).

1. Via the operational risks committee or the operational risk section of the internal control committee.

In this respect, the Group completed or made very good progress with the deployment of operational risk mapping (qualitative part - Europa system) in the vast majority of its subsidiaries in the first half of 2005. At the same time, the collation of loss information (quantitative part - Olimpia system) and scorecards ('use-oriented') was extended to almost all Group entities.

This gradual creation of operational loss data histories is enabling the Group to continue developing its model for internal economic capital calculation and allocation based on statistical distributions (Basel II advanced measurement approach used by most major institutions). This work is also contributing to analyses of the impact of the new solvency ratio reform.

At mid-2005, the Crédit Agricole S.A. Group had operational risk scorecards covering all business segments, excluding insurance: Calyon, Private Banking, Crédit Lyonnais, Asset Management (CAAM, CAIS, BFT) and SFS (Sofinco, Finaref, CA Leasing, Eurofactor/Transfact).

REGIONAL BANKS AND THEIR SUBSIDIARIES

After setting up the qualitative (mapping) part of the operational risk system in 2004, the Regional Banks and their subsidiaries have started collating loss data (quantitative part). This is enabling them to measure operational risk-related costs and to monitor them (scorecards, ad hoc risk committee, etc.).

Some action plans have been initiated in order to reduce the cost of the main risks assessed in this way.

In addition to implementing this system, the Regional Banks have decided to start mapping the risks of their Regional Information Systems (RISs), using similar methods.

The Basel II project of the Regional Banks' risk management division (DRC/RS) is looking at migrating IT tools to an intranet-type solution, in order to make risk management more consistent and homogeneous.

Finally, CAMCA completed its project to ensure that the Regional Banks' insurance policies were appropriate given the operational risks identified.

LEGAL RISKS

LITIGATION AND EXCEPTIONAL EVENTS

The main legal and tax proceedings involving the Crédit Agricole S.A. Group entities are those mentioned:

- in the Crédit Agricole S.A. shelf-registration document filed with the Autorité des Marchés Financiers on 17 March 2005 under reference D.05-0233;
- and in the shelf-registration document update filed with the AMF on 12 July 2005 under reference D.05-0233-A04.

Since that time, on 26 August 2005, Banca Intesa announced that the temporary administrator of Parmalat had brought legal actions against some Banca Intesa subsidiaries and other institutions, seeking a total amount of around €2.9 billion. The Intesa group believes that this litigation is without foundation, and expects it to have no significant effect on its consolidated financial statements.

To the knowledge of Crédit Agricole S.A., at the time this document was filed with the AMF, there was no exceptional factor or litigation that may have or may recently have had a significant impact on the financial position, activities, income or assets of the company or of the Crédit Agricole S.A. Group.

2-2 Half year 2005 results

PRESS RELEASE

On 7 September, Crédit Agricole S.A. announced its consolidated results for the half year 2005.

STRONG EARNINGS GROWTH

Half year 2005 results
(H1-05 compared to H1-04)

Gross operating income	€2,231 million (+11.5%)
Net income - Group share	€1,865 million (+31.3%)
Cost/income ratio	66.7% (-1.4 points)
Annualised ROE	15.9%

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 6 September 2005 to approve the results for the first half of 2005.

Crédit Agricole S.A. achieved strong growth in the first half of 2005. Net income - Group share amounted to €1,865 million, an increase of 31.3% compared with the same period last year, demonstrating the continuation of the group's durable and profitable growth. The cost/income ratio improved significantly and annualised ROE stood at 15.9%.

This performance reflects solid growth in gross operating income (+11.5%), a further decrease in risk-related costs to an all-time low and a significant increase (+27.2%) in the contribution from equity affiliates.

The Group has undergone extensive changes since the integration of Crédit Lyonnais was finalised. The 2005 financial year is the first full year of the Group's new configuration. Each business line contributed to this growth, driven by sustained business momentum at the Regional Banks and Crédit Lyonnais, strong growth in asset management and specialised financial services and a sharp increase in corporate and investment banking revenues.

Second quarter 2005 results
(Q2-05 compared to Q1-05)

Gross operating income	€1,207 million (+17.9%)
Net income - Group share	€960 million (+6.1%)

The Group performed very well in the second quarter of 2005, with gross operating income up 17.9% compared with the previous quarter (up 1.6% compared with the second quarter of 2004), driven in particular by strong growth momentum in all retail banking-related activities and the excellent operating performance of corporate and investment banking activities.

After the Board Meeting, Jean Laurent, Chief Executive Officer, highlighted "*these robust first-half results, with growth of more than 30%, with an impressive performance in the second quarter*". He added that "*all of the profitability targets set at the time of the offer for Crédit Lyonnais were exceeded in the first half of the year; these excellent results demonstrate the relevance of the strategic decisions that governed the acquisition and the integration of Crédit Lyonnais*".

The Chairman, René Carron, stated "*these solid results for the second quarter and first half of the year are promising; they attest to the strength of the group, which is in full working order, and provide the basis for its future growth*".

In addition, the Board of Directors took note of the results of the €400 million rights issue reserved for employees, which was oversubscribed by a large amount. This demonstrates employees' confidence in the company. Subsequently, employees own 6% of Crédit Agricole S.A.'s share capital in employee shareholding plans. At 26 August 2005, the number of new shares created was 23,799,864, bringing Crédit Agricole S.A.'s total share capital to 1,497,322,301 shares.

Crédit Agricole S.A. consolidated results

Net income - Group share for the first half of 2005 came to €1,865 million, an increase of 31.3% compared with the same period in 2004. Not including integration-related costs, net income came to €1,963 million, an increase of 27.9% compared with the first half of 2004[1].

Net banking income came to €6,694 million, up 6.7%, driven mainly by sustained activity in asset management and corporate and investment banking. **Operating costs** were contained at €4,463 million, an increase of 4.4% compared with the first half of 2004. This evolution in costs relates mainly to the excellent condition of corporate and investment banking activities, with synergies able to offset most of the cost increases relating to organic growth. Consequently, **gross operating income** amounted to €2,231 million, up 11.5% compared with the same period in 2004.

The **cost/income ratio** improved by a further 1.4 percentage points from 68.1% in the first half of 2004 to 66.7% in the first half of 2005.

Risk-related costs amounted to €261 million; in a continuing favourable risk climate, risk-related costs decreased by 15.5% compared with the same period in 2004.

The contribution from equity affiliates increased by 27.2% from €580 million in the first half of 2004 to €738 million. This robust growth was mostly driven by the Regional Banks, which increased their contribution by 18.3%, and the contribution of international retail banking activities (up 34.8% year-on-year), including Banca Intesa in particular.

Pre-tax income on ordinary activities came to €2,727 million, an increase of 21.6% on the first half of 2004. **Integration-related costs** recognised in the first half of 2005 totalled €144 million (or €98 million net of tax). These costs related to the financing of projects intended to generate synergies (streamlining of properties and IT systems, early retirement plan). These costs should noticeably decrease during the second half of the year.

The synergies achieved (€612 million for the full year in 2005 as of 30 June 2005) are in line with the group's cost-cutting targets (€620 million in 2005 and €760 million in 2006).

Net income - Group share before integration-related costs rose by 27.9% to €1,963 million, giving an annualised ROE of 15.9%.

In the second quarter of 2005, net income - Group share came to €960 million, confirming the positive trend, with growth of 6.1% in relation to the first quarter of 2005 and 22.9% in relation to the second quarter of 2004. This performance is due to ongoing improvement in **gross operating income** to €1,207 million, an increase of 1.6% compared with the same period in 2004 and 17.9% compared with the first quarter of 2005. Risk-related costs declined further in relation to the first quarter. **Income from equity affiliates** rose by 39.4%, mainly thanks to the excellent contribution from Banca Intesa.

1. In order to make comparisons more relevant, information relating to the first half of 2004 has been estimated in accordance with IAS/IFRS, including IAS 32 and 39 and IFRS 4. These figures have not been reviewed by the auditors.

(in millions of euros)	Q2-04*	Q2-05	Δ T2/T2*	H1-04*	H1-05	Δ H1/H1*
Net banking income	**3,328**	**3,461**	**+4.0%**	**6,274**	**6,694**	**+6.7%**
Operating expenses	(2,140)	(2,254)	+5.3%	(4,273)	(4,463)	+4.4%
Gross operating income	**1,188**	**1,207**	**+1.6%**	**2,001**	**2,231**	**+11.5%**
Risk-related costs	(102)	(123)	+20.6%	(309)	(261)	(15.5%)
Equity affiliates	251	350	+39.4%	580	738	+27.2%
Net gain (loss) on disposal of other assets	(24)	14	n.s.	(29)	19	n.s.
Pre-tax income on ordinary activities	**1,313**	**1,448**	**+10.3%**	**2,243**	**2,727**	**+21.6%**
Integration-related costs	(123)	(95)	(22.8%)	(164)	(144)	(12.2%)
Net income	**861**	**1,070**	**+24.3%**	**1,577**	**2,042**	**+29.5%**
Net income - Group share	**781**	**960**	**+22.9%**	**1,420**	**1,865**	**+31.3%**
Net income - Group share before integration-related costs	**869**	**1,026**	**+18.1%**	**1,535**	**1,963**	**+27.9%**
Cost/income ratio	**64.3%**	**65.1%**	**+0.8 pt**	**68.1%**	**66.7%**	**(1.4 pt)**
ROE					**15.9%****	

** Data for 2004 estimates based on IAS/IFRS have not been reviewed by the auditors, including 32 and 39 and IFRS 4; data for 2005, based on IAS/IFRS including 32 and 39 and IFRS 4 were subject to a limited review.*

*** Net income - Group share excluding integration-related costs as a percentage of average equity, excluding unrealised capital gains.*

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €27.7 billion at end-June 2005 versus €26.1 billion at end-December 2004.

Risk-weighted assets increased by 9.4% in the first half 2005 and the Tier One solvency ratio was 7.8% at end-June 2005 versus 7.4% at end-December 2004 on unaudited estimates restated under IFRS.

The overall solvency ratio was 8.2% versus 8.0% at end-December 2004 restated under IFRS.

Results by business line

All business lines increased their contribution to group income. Thanks to the strong business momentum of French retail banking activities and a good cost control, both the Regional Banks and Crédit Lyonnais were able to improve their operating income significantly; asset management posted a high level of new inflows and significantly higher results; specialised financial services benefited from the favourable combination of strong organic growth and an active acquisition strategy; corporate and investment banking revenues and results increased sharply and the cost/income ratio improved substantially; international retail banking was boosted by the excellent performance of Banca Intesa.

Annualised ROE of business lines increased significantly to 20.2%, above the target of 18% for 2006.

1. FRENCH RETAIL BANKING - CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income rose by 18.3% to €373 million. This reflects the continuing strong growth momentum of the Regional Banks, with tight control of operating expenses and low risk-related costs. The Regional Banks accounted for nearly 14% of the Group's pre-tax income on ordinary activities.

Total customer assets continued to rise at a sustained rate of 6.9% or €28.2 billion between June 2004 and June 2005 to €436.4 billion.

Passbook deposits rose by 7.9% and life insurance inflows remained robust, while in-force business increased by 10.6% year-on-year. Investments in mutual funds and securities grew further, with year-on-year growth of 9.5% and 9.7% respectively.

Lending activities were characterised by strong growth in new medium- and long-term lending, which amounted to €26 billion in the first half of the year, up 11.9% compared with the first half of 2004. While new lending remained robust in mortgage loans (up 16.8%), it was also buoyant in other sectors such as corporates (up 18.4%) and small businesses (up 13.5%). The loan book increased by 8.9% year-on-year, exceeding the level last year.

(in millions of euros)	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net income accounted for at equity (25%)	**169**	**+37.5%**	**+11.9%**	**320**	**+13.0%**
Change in share of reserves	39	n.m.	n.m.	124	n.m.
Contribution of equity affiliates	208	+32.9%	(12.2%)	444	+18.3%
Tax*	(15)	+36.4%	(73.2%)	(71)	+18.3%
Net income	**193**	**+32.7%**	**+6.8%**	**373**	**+18.3%**

** Tax impact of dividends received from the Regional Banks.*

In the first half of 2005, the Regional Banks' **net banking income** in their individual accounts amounted to €6.254 billion, an increase of 6.7% compared with the same period in 2004. Adjusted for dividends received from Crédit Agricole S.A., net banking income was up 4.4%. Thanks to tight control of costs (up 2.3%), **the cost/income ratio** decreased further to 58.2%, down 1.2 points compared with the first half of 2004. **Gross operating income** came to €2.371 billion, an increase of 7.5% compared with the same period in 2004.

The **cost of credit risk** declined by 5 points compared with the first half of 2004 to 23 basis points, a historically low level. In addition, doubtful loans decreased to 3.3% of total loans outstanding compared with 3.7% last year, while provision cover improved to 73%.

Consequently, **aggregate net income accounted for at equity** at 25% increased by 13.0% to €320 million, with the contribution to Crédit Agricole S.A.'s consolidated income up 18.3% at €373 million, after tax paid by Crédit Agricole S.A. on dividends received from the Regional Banks.

Annualised ROE stood at 20.6%.

In the **second quarter of 2005, gross operating income** rose by 13.4% year-on-year. Net banking income adjusted for dividends received from Crédit Agricole S.A. by the Regional Banks increased by 6.8% compared with the same period last year. Operating expenses rose by 2.4% compared to Q2-04. The aggregate net income of the Regional Banks in their individual accounts grew by 30.1%, compared to the same period of 2004.

The contribution **on an equity-accounted basis** at 25% in Crédit Agricole S.A.'s accounts came to €169 million, up 37.5% on the second quarter of 2004.

2. FRENCH RETAIL BANKING - CRÉDIT LYONNAIS

In keeping with the trend seen in the first quarter, business momentum remained strong in the second quarter of 2005. At the end of the summer, Crédit Lyonnais took a key step in its corporate strategic plan, adopting a new logo and a new brand.

Total customer assets rose by 5.9% over one year thanks to strong growth in passbook deposits (up 19%), significant acceleration in growth in sight deposits and the continuing robust performance of life insurance, with in-force business up 9.8% compared with the first half of 2004. June was a particularly buoyant month for mutual funds thanks to the successful launch of a new capital guaranteed fund, with deposit taking of €200 million in less than one month.

Lending remained buoyant with strong growth in new mortgage loans (up 25% in the second quarter of 2005 year-on-year), with no deterioration in the banking margin, and robust growth in new medium- and long-term SME loans (up 34% in the first half of 2005 year-on-year) and professional loans (up 25% in the second quarter of 2005 year-on-year). The loan book increased by 6.6% to €50.3 billion at end-June 2005, boosted by a sharp increase in mortgage loans (up 9.4% over one year) and professional loans (up 4.3%), mainly equipment loans.

(in millions of euros)	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**900**	**+3.7%**	**+7.6%**	**1,737**	**+2.4%**
Operating expenses	(613)	+0.6%	(2.0%)	(1,240)	0.0%
Gross operating income	**287**	**+11.0%**	**+36.3%**	**497**	**+9.1%**
Risk-related costs	(31)	(13.9%)	(25.5%)	(72)	(8.9%)
Pre-tax income on ordinary activities	**256**	**+15.0%**	**+51.5%**	**425**	**+12.9%**
Tax	(77)	+11.8%	+51.8%	(128)	+10.4%
Net income	**179**	**+16.5%**	**+51.4%**	**297**	**+14.0%**
Cost/income ratio	**68.2%**	**(2.1 pts)**	**(6.7 pts)**	**71.4%**	**(1.7 pt)**
Allocated capital (€ bn)				**2.4**	
ROE				**25.1%**	

** 2004 figures are like-for-like.*

In the first half of the year, **gross operating income** rose by 9.1%, with **net banking income** up 2.4% at €1,737 million, driven by a 4.2% increase in commission income (largely from insurance commission income) and net interest income (up 0.9%). In the second quarter, net interest income improved by 2.3% thanks to higher volumes and solid income in financial management. **Operating expenses** remained stable at €1,240 million; the progress of the corporate strategic plan was reflected by a reduction in recurring costs, offsetting marketing investment (continued efforts to optimise the branch network, growing momentum of telephone platforms, launch of the new "LCL" brand).

The **cost/income ratio** improved by 1.7 points to 71.4%.

Risk-related costs amounted to €72 million, a decrease of 8.9% compared with the first half of 2004. The cost of risk (including collective provisions) as a percentage of risk-weighted assets stood at 36 basis points at end-June 2005 versus 45 basis points in 2004. Provision cover strengthened further to 80.3%.

Net income amounted to €297 million, an increase of 14% compared with the first half of 2004. Annualised ROE was 25.1%.

In the **second quarter of 2005, gross operating income** came to €287 million, up 11.0% year-on-year, thanks to a 3.7% increase in **net banking income**, driven by improvement in net interest income and higher commission income. The increase in **operating expenses** was limited to 0.6% compared with the same period in 2004. **Risk-related costs** declined by 13.9% to €31 million. Net income came to €179 million, an increase of 16.5% compared with the second quarter of 2004.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from strong growth in consumer lending and further targeted acquisitions to strengthen or complement existing activities.

The **consumer credit business** continued to expand via acquisitions, with:

- finalisation of the takeover of Credilar in Portugal, a subsidiary of Portuguese bank Millennium BCP specialising in household equipment. Credilar's activities will be merged with those of Sofinco's Portuguese subsidiary, Credibom, to create one of the leaders in the Portuguese market;
- the announcement of the acquisition of 100% of Czech company CP Leasing, specialising in car leasing, which is one of the top 10 leasing companies in the country with market share of around 10% and leased assets of €166 million at end-December 2004.

Consumer credit outstandings, mainly handled by Sofinco, Finaref and Lukas, rose by 15.2% year-on-year to €34.2 billion at end-June 2005. This growth stemmed from acceleration in new business, which grew by 18.4% year-on-year, mainly thanks to foreign subsidiaries, which achieved growth of 45.6%, particularly Agos Itafinco and Creditplus. In France, where new business rose by 6.1%, demand was underpinned by increased cooperation with the Regional Banks (up 25.1% year-on-year) and the Crédit Lyonnais network (up 13.7% year-on-year).

Consumer credit accounted for 85% of specialised financial services' gross operating income.

In a sluggish investment climate, **the lease financing business** was strengthened further and achieved growth of 5.6% in new business, with outstandings remaining stable at €12.6 billion at end-June 2005.

The **factoring business** maintained its impetus with factored revenues up 15% year-on-year. Outstandings amounted to €5.2 billion, with much stronger growth outside France (+13.8%), particularly in Germany (No 3 in its market) and Belgium. Crédit Agricole S.A. increased its interest in Eurofactor from 49.1% to 98.2% through the purchase at the end of December 2004, of Eurler Hermes' interest in it.

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**594**	**+0.7%**	**(1.5%)**	**1,197**	**+5.9%**
Operating expenses	(308)	+1.8%	(4.8%)	(632)	+6.8%
Gross operating income	**286**	**(0.4%)**	**+2.3%**	**565**	**+5.0%**
Risk-related costs	(85)	(1.3%)	(12.2%)	(183)	(3.2%)
Equity affiliates	0	n.m.	n.m.	2	n.m.
Net gain (loss) on disposal of other assets	-	n.m.	n.m.	-	n.m.
Pre-tax income on ordinary activities	**201**	**+1.8%**	**+9.7%**	**384**	**+12.8%**
Tax	(72)	+17.4%	+25.8%	(129)	+7.7%
Net income before integration-related costs	**129**	**(5.3%)**	**+2.1%**	**255**	**+15.6%**
Cost/income ratio	**51.9%**	**+0.5 pt**	**(1.8 pt)**	**52.8%**	**+0.4 pt**
Allocated capital (€ bn)				**2.1**	
ROE				**23.7%**	

** 2004 figures are like-for-like.*

In the segment as a whole, **net banking income** rose by 5.9% year-on-year to €1,197 million. With a 6.8% increase in operating expenses due to the expansion of the international consumer credit business, **gross operating income** increased by 5.0% to €565 million.

Risk-related costs remained tightly controlled (down 3.2%). **Net income before integration-related costs** came to €255 million, up 15.6% compared with the same period in 2004. Annualised ROE stood at 23.7%.

In the **second quarter of 2005, gross operating income** amounted to €286 million, quasi-stable (down 0.4%) in relation to the second quarter of 2004. **Net banking income** increased by 0.7%, impacted by slower growth in lease financing revenue while the business line undergoes re-organisation. Operating expenses rose by 1.8% due to the strong growth of international activities. Risk-related costs declined by 1.3% year-on-year. Net income before integration-related costs was down in relation to the second quarter of 2004 but increased by 2.1% compared with the first quarter.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Once again, the **asset management and insurance** business lines posted excellent results and stepped up growth by looking to establish leading positions in their areas of activity:

- **signature at the end of May 2005 of an agreement with Banca Intesa** concerning the acquisition of a 65% stake in the entity formed from the merger between Nextra Investment Management and Crédit Agricole Asset Management sgr, with a 12-year distribution agreement. This deal will make Crédit Agricole one of the top five asset management firms in Europe and the only company with a leading position in both Italy and France;
- **combination of the expertise of CAAM and Calyon** in structured products and accounts under management to create CASAM, entity of the asset management business line, which has started operating as at 1 September;
- **creation of CACEIS**, Crédit Agricole-Caisse d'Epargne Investor Services, on 31 August 2005, specialising in financial services for institutional customers and major companies. CACEIS is a key player in France and in Europe, where it has a wide presence (Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam);
- **in private banking, the merger between CAI Luxembourg and CL Luxembourg** to form *Crédit Agricole Luxembourg*. This new entity is a key player in this market, with more than €10 billion in assets under management;
- **in property and casualty insurance**, the acquisition of a 40% stake in AF IARD.

Assets under management for the segment as a whole increased sharply to €461.5 billion (excluding double counting) at end-June 2005, up 15.0% year-on-year. This growth reflects the sharp increase in new inflows in asset management and life insurance, as well as the stock market upturn.

In **asset management**, growth in assets under management was particularly robust (+15.8% excluding intragroup transfers), amounting to €395.8 billion at end-June 2005, an increase of €41.5 billion compared with the first half of 2005 (on a like-for-like basis and comparable methods). This **growth** resulted from a high level of net new inflows at nearly €21 billion in the first half of the year, including €12 billion in the second quarter alone, as well as a positive market effect

(€20.7 billion). Most new inflows were focused on bonds and alternative funds. International subsidiaries maintained their strong growth momentum, contributing 38% to net new inflows in the first half of the year. In the second quarter, CAAM's innovation capability was reflected by the launch of new structured funds (Protéin'2, Magnésium, Biathlon) and the development of a tracker fund listed on Euronext, the CAC 40 Indexis ETF.

Private banking saw firm growth in the first half of 2005, with assets under management rising by €5.2 billion since the start of the year. The benefits of the new structure in France and abroad are beginning to be seen, particularly with the robust performance of BGPI and in Monaco. At end-June 2005, assets under management stood at 73 billion, with 60% abroad and 40% in France.

Life insurance achieved excellent performance. Premium income amounted to €9.7 billion in the first half of the year, an increase of 12.8% compared with the same period in 2004, in line with the market. New unit-linked product inflows increased by 37% year-on-year, thanks in particular to new inflows in guaranteed funds. Assets under management amounted to €136.6 billion, an increase of 10.4% over one year.

Growth in **property and casualty insurance** remained robust in the first half of the year: premium income increased by 19.9% and new business grew by 20.8%, driven by healthcare products and products for farmers and professionals.

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**751**	**+7.1%**	**(3.3%)**	**1,529**	**+10.5%**
Operating expenses	(350)	+2.9%	+3.7%	(688)	+4.0%
Gross operating income	**401**	**+11.1%**	**(8.7%)**	**841**	**+16.4%**
Risk-related costs	4	n.m.	n.m.	4	n.m.
Equity affiliates	4	n.m.	n.m.	13	n.m.
Net gain (loss) on disposal of other assets	(1)	n.m.	n.m.	(2)	n.m.
Pre-tax income on ordinary activities	**407**	**+15.6%**	**(9.2%)**	**856**	**+19.8%**
Tax	(112)	(4.8%)	(29.4%)	(272)	+14.6%
Net income before integration-related costs	**295**	**+25.9%**	**+1.9%**	**584**	**+22.4%**
Cost/income ratio	**46.6%**	**(0.8 pt)**	**+3.2 pts**	**45.0%**	**(2.2 pts)**
Allocated capital (€ bn)				**5.8**	
ROE				**20.2%**	

*** 2004 figures are like-for-like.***

Gross operating income increased by 16.4% year-on-year thanks to strong growth in net banking income to €1,529 million, up 10.5% compared with the same period in 2004, combined with a more limited increase in operating expenses (up 4.0%).

Net income before integration-related costs came to €584 million, an increase of 22.4% compared with the first half of 2004. ROE stood at 20.2%.

Business in the second quarter was particularly robust, with **net banking income** up 7.1% year-on-year. **Operating expenses** increased by 2.9% and gross operating income rose by 11.1%. **Income** before integration-related costs came to €295 million, an increase of 25.9% compared with the second quarter of 2004.

5. CORPORATE AND INVESTMENT BANKING

Since Calyon was formed one year ago, the corporate and investment banking division has seen continuing growth in income. **Net income** before integration-related costs increased by 48.4% and ROE improved by 17.4%, above the period average of 15%. The first half of the year confirmed the trend of strong revenue generation that began in the fourth quarter of 2004. Thanks to the favourable pincer effect between the sharp rise in **net banking income** (up 11%) and the reduction in **operating expenses** (down 0.9%), reflecting integration-related synergies, **gross operating income** rose by 40% year-on-year. As a result, the cost/income ratio improved significantly to 63.3%, down 7.6 points.

The rapid improvement in the performance of the corporate and investment banking division is partly thanks to the Group's strong and well established position in a number of business lines on which Calyon is capitalising, notably **structured finance** (No 1/2 mandated arranger of project finance worldwide), **equity research** (No 1 in France on small and mid-caps), in **capital market activities** (in Asia, No 2 in structured credit products), and **investment banking** (No 1 bookrunner for share issues in France and No 1 bookrunner for IPOs in France and Europe).

One year after the effective merger, Calyon has set its targets for the next three years: net banking income of €1 billion in three years to €4.7 billion in 2007, improvement in the cost/income ratio to 60% (compared with 71% at end-December 2004) and durable improvement in ROE.

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**1,119**	**+17.3%**	**+8.4%**	**2,152**	**+11.0%**
Operating expenses	(684)	+1.4%	+1.0%	(1,362)	(0.9%)
Gross operating income	**435**	**+55.8%**	**+22.5%**	**790**	**+40.0%**
Risk-related costs	10	(77.8%)	(26.1%)	24	X 3.4
Equity affiliates	30	+54.6%	+35.7%	52	+43.1%
Net gain (loss) on disposal of other assets	(1)	n.m.	n.m.	3	n.m.
Pre-tax income on ordinary activities	**474**	**+47.9%**	**+20.0%**	**869**	**+48.4%**
Tax	(108)	+45.4%	+15.6%	(202)	+48.4%
Net income before integration-related costs	**366**	**+48.6%**	**+21.4%**	**667**	**+48.4%**
Cost/income ratio	**61.2%**	**(9.6 pts)**	**(4.5 pts)**	**63.3%**	**(7.6 pts)**
Allocated capital (€bn)				**7.7**	
ROE				**17.4%**	

** 2004 figures are like-for-like.*

In the **second quarter of 2005, net income before integration-related** costs came to €366 million, an increase of 48.6% compared with the second quarter of 2004. This improvement was thanks to the sharp rise in net banking income (up 17.3%) and tight control of operating expenses (up 1.4%). Gross operating income increased by 55.8% to €435 million and the cost/income ratio declined by 9.6 points to 61.2%.

These very favourable developments relate to both financing activities and capital markets and investment banking.

FINANCING ACTIVITIES

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**501**	**+10.4%**	**+18.5%**	**924**	**+5.7%**
Operating expenses	(210)	(6.3%)	+4.1%	(412)	(13.0%)
Gross operating income	**291**	**+26.6%**	**+31.6%**	**513**	**+27.8%**
Risk-related costs	15	(71.0%)	+17.1%	28	+86.7%
Equity affiliates	30	+54.6%	+35.7%	52	+43.1%
Net gain (loss) on disposal of other assets	1	n.m.	n.m.	1	n.m.
Pre-tax income on ordinary activities	**337**	**+20.3%**	**+31.6%**	**594**	**+37.0%**
Tax	(74)	+20.6%	+26.8%	(132)	+26.4%
Net income before integration-related costs	**264**	**+20.2%**	**+33.0%**	**462**	**+40.3%**
Cost/income ratio	**41.9%**	**(7.5 pts)**	**(5.8 pts)**	**44.5%**	**(9.6 pts)**
ROE	**20.6%**			**18.0%**	

** 2004 figures are like-for-like.*

In the first half of 2005, **financing activities** generated **net income** before integration-related costs of €462 million, an increase of 40.3% compared with the first half of 2004. In a climate of weak demand and declining margins, **net banking income** rose by 5.7% to €924 million (up 7.5% like-for-like and at constant exchange rates), benefiting from growth in higher value-added activities, particularly structured finance (up 16.5% like-for-like and at constant exchange rates). **Operating expenses** decreased significantly (down 13% or 11.9% like-for-like and at constant exchange rates). As a result, **gross operating income** increased by 27.8% (up 30.4% like-for-like and at constant exchange rates) and the **cost/income ratio** improved by 9.6 points year-on-year to 44.5%.

Risk-related costs recorded a net provision reversal of €28 million and income from **equity affiliates** (relating mainly to the contribution from Al Saudi Al Fransi) amounted to €52 million, an increase of 43.1% over the period.

In a climate of continuing fierce competition, asset performance (net banking income/risk-weighted assets) improved in the **second quarter of 2005** to 2.44% compared with 2.25% in the first quarter, illustrating Calyon's stronger position among its customers, particularly in structured finance and syndicated loans. **Net banking income** increased significantly (up 10.4% compared with the second quarter of 2004 and 18.5% compared with the first quarter of 2005) and operating expenses declined by 6.3% year-on-year.

Gross operating income benefited from the favourable pincer effect, rising by 26.6%. The **cost/income ratio** therefore stood at 41.9% at the end of the second quarter, an improvement of 7.5 points compared with the same period in 2004.

As a result of a net provision reversal of €15 million and a higher contribution from equity affiliates, **net income before integration-related costs** increased by 20.2% to €264 million.

CAPITAL MARKETS AND INVESTMENT BANKING

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**618**	**+23.6%**	**+1.3%**	**1,228**	**+15.3%**
Operating expenses	(475)	+5.3%	(0.3%)	(951)	+5.4%
Gross operating income	**143**	**X2.9**	**+7.3%**	**277**	**+69.9%**
Risk-related costs	(5)	(18.3%)	n.m.	(4)	(50.0%)
Net gain (loss) on disposal of other assets	(2)	(33.3%)	n.m.	2	n.m.
Pre-tax income on ordinary activities	**136**	**X3.4**	**(1.4%)**	**275**	**+80.9%**
Tax	(34)	X2.6	(2.8%)	(70)	X2.8
Net income before integration-related costs	**102**	**X3.8**	**(1.0%)**	**205**	**+70.4%**
Cost/income ratio	**76.8%**	**(13.4 pts)**	**(1.3 pt)**	**77.4%**	**(7.3 pts)**
ROE	**15.7%**			**16.0%**	

** 2004 figures are like-for-like.*

In the first half of 2005, capital markets and investment banking generated **net banking income** of €1,228 million, an increase of 15.3% compared with the first half of 2004, thanks particularly to the continuing recovery of equity derivatives activities, which saw a four-fold increase in revenues, as well as a solid performance in securitisation products. **Operating expenses** increased by 5.4% due to expansion in business and organic growth. **Gross operating income** rose significantly by 69.9% to €277 million.

Net income before integration-related costs came to €205 million, an increase of 70.4% compared with the first half of 2004. Annualised ROE stood at 16.0%.

In the **second quarter**, in a climate affected by the general credit market crisis, **net banking income** was resilient, thanks to non-recurring transactions, and increased by 23.6% year-on-year or 1.3% compared with the first quarter. Operating expenses were contained (up 5.3% compared with the second quarter of 2004 and down 0.3% compared with the first quarter of 2005) and **gross operating income** (€143 million) was 2.9 times the one of the second quarter of 2004 or 7.3% compared with the first quarter. Net income before integration-related costs came to €102 million, more or less stable (down 1.0%) in relation to the first quarter but three times higher than in the second quarter of 2004.

6. INTERNATIONAL RETAIL BANKING

The scope of the international retail banking division was redefined and streamlined over the first half of the year to cope with its expansion. This redefinition resulted in the transferral of certain subsidiaries (notably BFCAG, Yemen, Egypt) to other business lines. In addition to investments in European banks Intesa, BES and Emporiki, the division now consists primarily of former Crédit Lyonnais subsidiaries in Africa, the main one being Crédit du Maroc.

Furthermore, in keeping with its growth strategy, Crédit Agricole S.A. has acquired a 71% majority stake in Serbia's Meridian Bank to create one of the country's leading financial services companies. Meridian Bank A.D. will play an active role in retail banking, focusing in particular on individuals and SMEs, and will develop corporate banking. It will also aim to penetrate the insurance, lease financing and consumer credit markets via specialised entities.

The majority of international retail banking income is generated from **equity affiliates**, which contributed €230 million, an increase of 34.8% year-on-year. This was mainly attributable to Banca Intesa, which enjoyed an excellent first half of the year.

Net income rose by 29.2% to €240 million, bringing annualised ROE to 20.9%.

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**88**	**+18.5%**	**+40.3%**	**152**	**+5.2%**
Operating expenses	(76)	+32.1%	+45.0%	(129)	+14.1%
Gross operating income	**12**	**(27.5%)**	**+17.0%**	**23**	**(26.8%)**
Risk-related costs	(10)	n.m.	n.m.	(13)	+12.5%
Equity affiliates	107	+25.3%	(12.3%)	230	+34.8%
Net gain (loss) on disposal of other assets	3	n.m.	n.m.	-	-
Pre-tax income on ordinary activities	**112**	**+13.8%**	**(12.4%)**	**240**	**+26.0%**
Tax	1	n.m.	n.m.	-	n.m.
Net income	**113**	**+18.7%**	**(10.3%)**	**240**	**+29.2%**
Cost/income ratio	**86.0%**	**+8.9 pts**	**+2.8 pts**	**84.8%**	**+6.6 pts**
Allocated capital (€ bn)				**2.4**	
ROE				**20.9%**	

** 2004 figures are like-for-like.*

In the second quarter of 2005, net income amounted to €113 million, an increase of 18.7% year-on-year.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

Proprietary asset management and other activities sustained a loss, before integration-related costs, of €276 million in the first half of 2005 compared with a loss of €217 million in the first half of 2004.

This was mainly due to the rise in financing costs relating to the group's expansion, as well as an increase in costs relating to pension liabilities.

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**8**	**(94.4%)**	**n.s.**	**(72)**	**X 3.9**
Operating expenses	(221)	+43.7%	+16.1%	(412)	+41.2%
Gross operating income	**(213)**	**X15.4**	**(21.1%)**	**(484)**	**+56.0%**
Risk-related costs	(10)	(9.9%)	(9.1%)	(21)	(16.0%)
Equity affiliates	1	n.m.	n.m.	(4)	n.m.
Net gain (loss) on disposal of other assets	13	n.m.	n.m.	18	n.m.
Pre-tax income on ordinary activities	**(209)**	**X6.1**	**(25.5%)**	**(491)**	**+44.5%**
Tax	72	n.s.	(50.0%)	215	+74.8%
Net income before integration-related costs	**(138)**	**X2.3**	**(10.2%)**	**(276)**	**+27.3%**

** 2004 figures are like-for-like.*

Crédit Agricole Group consolidated results

In the first half of 2005, the Crédit Agricole group generated **net income - Group share** of €2,726 million, representing a year-on-year increase of 24.5%.

This growth was mainly due to the strong business momentum of all of the group's business lines, explaining the 5.3% increase in **net banking income**, while **operating expenses** were contained, rising by 3.7%. **Gross operating income** rose by 8.1% year-on-year to €4,608 million and risk-related costs fell by 19.8%. Income from equity affiliates increased by 44.1%. Over the period, integration-related costs fell by €20 million to €144 million.

Total shareholders' equity (Group share) came to €47.0 bn at end-June 2005. The solvency ratio was 9.9% (Tier One ratio of 7.6%).

GROUP FINANCIAL DATA

(in millions of euros)	H1-04	H1-05	Δ H1/H1
Net banking income	**12,004**	**12,637**	**+5.3%**
Operating expenses	(7,740)	(8,029)	+3.7%
Gross operating income	**4,264**	**4,608**	**+8.1%**
Risk-related costs	(739)	(593)	(19.8%)
Equity affiliates	202	291	+44.1%
Net income on other assets	(28)	19	n.m.
Pre-tax income on ordinary income	**3,699**	**4,325**	**+16.9%**
Integration-related costs	(164)	(144)	(12.2%)
Tax	(1,201)	(1,293)	7.7%
Net income	**2,334**	**2,888**	**+23.7%**
Net income - Group share	**2,189**	**2,726**	**+24.5%**

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

APPENDIX: SLIDES FROM PRESENTATION OF HALF YEAR 2005 RESULTS

Crédit Agricole S.A. consolidated results

✓ Disclaimer

This presentation contains certain forward-looking statements or projections on the business activities or financial position of Crédit Agricole S.A.

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

The financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The reader must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ Applicable standards and comparisons

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union on 31 December 2004 (including IFRS 2).

Within this framework, IAS 32 and 39 and IFRS 4 only apply as of 1 January 2005.

In order to enable comparisons, information relating to the first half of 2004, including the impact of IAS 32 and 39 and IFRS 4, is based on estimates. These estimates have not been reviewed by the Statutory auditors.

Half Year 2005 Results – September 2005

CRÉDIT AGRICOLE S.A.

Contents

Half Year 2005 Results – September 2005

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Half Year 2005

- ✓ Gross operating income: €2,231m (+11.5% vs H1-04)
- ✓ Net income – Group share: €1,865m (+31.3% vs H1-04)
- ✓ Cost/income ratio: 66.7% (-1.4 pt vs H1-04)
- ✓ Annualised ROE : 15.9%

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Strong growth in half-year earnings

€m	H1-04*	H1-05	Δ H1/H1*
Net banking income	6,274	6,694	+6.7%
Operating expenses	(4,273)	(4,463)	+4.4%
Gross operating income	2,001	2,231	+11.5%
Risk-related costs	(309)	(261)	(15.5%)
Equity affiliates	580	738	+27.2%
Net income on other assets	(29)	19	n.m.
Pre-tax income on ordinary activities	2,243	2,727	+21.6%
Integration-related costs	(164)	(144)	(12.2%)
Net income	1,577	2,042	+29.5%
Net income – Group share	1,420	1,865	+31.3%
Net income – Group share before integration-related costs	1,535	1,963	+27.9%
Cost/income ratio	68.1 %	66.7 %	(1.4 pt)
ROE		15.9%**	

- ✓ Solid operating performance:
  - NBI: +6.7%
  - GOI: + 11.5%
  - Cost/income ratio: 66.7% (-1.4 pt)
- ✓ Further decline in risk-related costs to an all-time low
- ✓ Significant improvement in profitability:
  - Net income – Group share: +31.3%
  - ROE (annualised): 15.9%
  - EPS (annualised): €2.583 (+32.3% vs H1-04)

* N.B.: unless stated otherwise, all H1-2004 figures and percentage changes in this presentation have been prepared according to IFRS, including IAS 32 and IAS 39, and are therefore unaudited.

** Net income – Group share excluding integration-related costs as a percentage of average equity, excluding unrealised capital gains

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Q2-05: favourable trends confirmed

€m	Q2-04*	Q2-05	Δ Q2/Q2*
Net banking income	3,328	3,461	+4.0%
Operating expenses	(2,140)	(2,254)	+5.3%
Gross operating income	1,188	1,207	+1.6%
Risk-related costs	(102)	(123)	+20.6%
Equity affiliates	251	350	+39.4%
Net income on other assets	(24)	14	n.m.
Pre-tax income on ordinary activities	1,313	1,448	+10.3%
Integration-related costs	(123)	(95)	(22.8%)
Net income	861	1,070	+24.3%
Net income – Group share	781	960	+22.9%
Net income - Group share before integration-related costs	869	1,026	+18.1%
Cost/income ratio	64.3 %	65.1 %	+0.8 pt

- ✓ Further improvement in operating income:
  GOI: +1.6% vs Q2-04
  +17.9% vs Q1-05
- ✓ Further reduction in risk-related costs compared with Q1
- ✓ Significant growth in contribution from equity affiliates:
  +39.4% vs Q2-04
- ✓ Net income – Group share:
  +22.9% vs Q2-04
  +6.1% vs Q1-05

* N.B.: unless stated otherwise, all Q1-04 and Q2-04 figures and percentage changes in this presentation have been prepared according to IFRS, including IAS 32 and IAS 39, and are therefore unaudited

Half year 2005 Results – September 2005

Crédit Agricole S.A. consolidated results

Stronger contribution from all business lines


Contribution of business lines to pre-tax income on ordinary activities (before integration-related costs)
€m
156
208
256
197
201
352
407
370
474
112
RB
LCL
SFS
CIB
IRB
Q2-04
Q2-05

Proprietary asset management and other activities: Q2-04: -€34m and Q2-05: -€209m


Contribution of business lines to pre-tax income on ordinary activities
14.6%
27.7%
15.2%
26.8%
H1-04
H1-05

Regional Banks
Robust business growth in all markets and significant improvement in operating income

Strong business momentum and tightly controlled costs

Positive combination of strong organic growth and acquisition strategy

Inflows again at a high level and excellent profitability

Corporate and investment banking
Increase in revenues and significant improvement in cost/income ratio

Excellent contribution from Intesa

Half year 2005 Results – September 2005

Crédit Agricole S.A. consolidated results

2006 ROE targets achieved

€bn	H1-05 allocated capital	% H1-05	% H1-04	ROE H1-05	Target* ROE 2006
French retail banking – Regional Banks	3.4	14.2	14.1	20.6%	18%
French retail banking – Crédit Lyonnais	2.4	10.0	10.1	25.1%	25%
Specialised financial services	2.1	8.9	8.6	23.7%	22%
Asset management, insurance and private banking	5.8	24.5	24.1	20.2%	19%
Corporate and investment banking	7.7	32.5	32.4	17.4%	15%
International retail banking	2.4	9.9	10.7	20.9%	12%
Total business lines	23.8	100.0	100.0	20.2%	18%
Group				15.9%**	15%

* Target (in French GAAP) announced at the time of the takeover bid for Crédit Lyonnais
** Excluding unrealised capital gains

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Solid performance of Regional Banks

- Aggregate NBI (in individual accounts) increased by 6.7% vs H1-04 and 2.7% vs Q1-05
- Risk-related costs remained low during the first half of the year
- Operating income adjusted for dividends received increased by 10.6% vs H1-04 and 6.5% vs Q1-05

€m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Aggregate NBI	3,169	+1.7%	+2.7%	6,254	+6.7%
Adjusted NBI*	2,909	+6.8%	+5.0%	5,678	+4.4%
Operating expenses	(1,674)	+2.4%	+2.5%	(3,307)	+2.2%
Aggregate gross operating income	1,235	+13.4%	+4.7%	2,371	+7.5%
Risk-related cost	(190)	(17.0%)	+22.0%	(345)	(7.8%)
Operating income	1,045	+21.8%	+6.5%	2,026	+10.6%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* Aggregate results of the 41 Regional Banks accounted for by the equity method adjusted for Crédit Agricole S.A. dividends received

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Results of French retail banking – Regional banks

Allocated capital	14.2 %
Pre-tax income	13.8 %

- The contribution of French retail banking increased by 18.3% vs H1-04 and 6.8% vs Q1-05, including the accounts of Regional Bank subsidiaries, the transition of individual accounts to IFRS and consolidation restatements.

€m	Q2-05	∆ Q2/Q2	∆ Q2/Q1	H1-05	∆ H1/H1
Aggregate net income	566	+30.1%	+3.8%	1,112	+18.8%
Restatements for IFRS and subsidiaries	109	+94.7%	+92.6%	166	+32.2%
Net income accounted for at equity (100%)	675	+37.5%	+11.9%	1,278	+13.0%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Change in share of reserves	39	n.m.	n.m.	124	n.m.
Share of income from equity affiliates	208	+32.9%	(12.2%)	444	+18.3%
Tax*	(16)	+36.4%	(73.2%)	(71)	+18.3%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* Tax impact of dividends received from Regional Banks

French retail banking – Regional Banks

Further substantial rise in customer deposits outstanding

- Robust deposit taking: up €9.1bn in the first half of the year, driven by the performance of life insurance and marketable securities activities: "Protein" mutual fund, bond issues, Sanef share offer, employee savings plans etc.
- Customer deposits outstanding increased at a steady rate: +6.9% vs H1-04, including:
  - Passbook accounts: +12.2%
  - Life insurance: +10.6%
  - Marketable securities: +9.6%


€bn
∆ H1/H1
408.2
46.5
45.1
94.2
22.7
50.2
H1-04
436.4
51.0
49.4
104.2
20.6
H1-05
Total +6.9%
Securities* +9.7%
Mutual funds and SCPI* +9.5%
Life insurance +10.6%
Time deposits, savings bonds and certificates of deposits +9.3%
Popular savings plans (8.1%)
Passbook accounts** +7.9%
Sight deposits +5.7%

French retail banking – Regional Banks

Surge in loans outstanding and new lending

- Further strong growth in new medium- and long-term lending: loan production of €28bn in H1-05 (+11.9% vs H1-04):
  - Robust demand for home loans at €15.7bn (+16.8%), business loans (+18.4%) and professional loans (+13.5%)
- Accelerated growth in outstandings: + 8.7% in Q1-05, +8.9% in Q2-05. Growth was seen in all sectors


Loan outstanding
€bn
231.4
21.7
14.2
37.2
252.1
23.7
14.7
38.7
H1-04
H1-05
Δ H1/H1
Total +8.9%
Local authorities +9.2%
Consumer credit +3.9%
SMEs +6.5%
Professionals
Farming loans
Mortgage loans +12.9%
Others n.m.

French retail banking – Regional Banks

Strong business momentum and NBI growth of 4.4%*

- Considerable business momentum in certain products: "Capital Vert Croissance" retirement savings plan (outstandings up 18% over the quarter), "Protein" and "Protein Vie" mutual funds (€665m invested to end-June)
- Sharp rise in fee income from customers, driven in particular by life insurance and services
- Net interest margin rose by 5.1% vs Q1, mainly thanks to the impact of quarterly market variations on income from deposit taking and Regional Banks' financial management activities


€m
Fee income from customers
1,779
450
152
1,943
186
541
2,075
527
195
575
H1-03
H1-04
H1-05
Δ H1/H1
Total +6.8%
Services and other banking transactions +6.1%
Securities +5.1%
Insurance
Account management and payment instruments +5.2%

* Excluding dividends and similar from Crédit Agricole S.A. received by Regional Banks. Excluding return on investment of excess equity, NBI increased by 3.1%

French retail banking – Regional Banks

Ongoing improvement in operating income

- Cost/income ratio reduced further
- Risk-related costs reduced by 5 points

Continuous improvement in cost/income ratio*


59.4%
58.2%
H1-04
H1-05

Trends in provisioning against bad and doubtful debts and risk-related costs (bp) (excluding collective provisions)


69.2%
73.0%
Provisions/bad & doubtful debts outstanding
3.7%
3.3%
BDD/total loans outstanding
28 bp
23 bp
Cost of credit risk/total loans outstanding
H1-04
H1-05

* Aggregate cost/income ratio of the 41 Regional Banks accounted for by the equity method, excl. dividends paid by Crédit Agricole S.A. to them

CRÉDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Sharp rise in GOI

Allocated capital	10.0%
Pre-tax income	13.2%

- GOI increased by 8.1% in the first half of the year
- The cost/income ratio improved by 2.1 points QoQ
- Strong business momentum maintained against fierce competition
- Further gains in market share in savings products

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	890	+2.7%	+7.6%	1,737	+2.4%
Operating expenses	(613)	+0.6%	(2.0%)	(1,240)	0.2%
Gross operating income	257	+11.0%	+26.3%	497	+8.1%
Risk-related costs	(31)	(13.9%)	(29.5%)	(73)	(6.9%)
Pre-tax income on ordinary activities	256	+15.0%	+51.5%	425	+12.0%
Tax	(77)	+11.8%	+51.0%	(128)	+10.4%

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Handsome rise in deposit-taking

- Strong growth maintained in passbook accounts and significant acceleration in growth in sight deposits
- Satisfactory growth in life insurance, with premium inflows of over €2.1bn in the first half of the year
- Success of the latest capital guaranteed fund, marketed from June, with €200m taken in three weeks


€bn
115.5
26.9
14.4
11.3
H1-04*
122.3
9.0
27.9
31.2
5.5
14.2
13.5
H1-05

	Δ H1/H1*
Total	+ 5.9%
Securities	(3.3%)
Mutual funds	+3.6%
Life insurance	+9.8%
Time deposits, savings bonds and certificates of deposits	+8.6%
Popular savings plans	(16.7%)
Home finance savings scheme	(1.1%)
Passbook accounts	+19.0%
Current accounts	+5.2%

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Further growth in loans outstanding

- Marked upturn in mortgage loans (+25% in Q2-05 vs Q2-04), with no deterioration in banking margin
- Robust growth in new medium- and long-term SME loans (+34% in H1-05 vs H1-04) and professional loans (+25% in Q2-05 vs Q2-04)


€bn
47.2
7.6
6.3
H1-04*
50.3
7.9
6.4
H1-05

	Δ H1/H1*
Total	+6.6%
SME loans*	+3.5%
Professionals*	+4.3%
Consumer loans*	+2.5%
Home finance	+9.4%

* On a like-for-like basis and on comparable methods. Short-term loans to professionals, which were previously included in consumer loans, are now included in professional loans

CRÉDIT AGRICOLE S.A.

French retail banking - Crédit Lyonnais

NBI up 2.4%*

- Net interest margin rose by 2.3% vs Q2-04, thanks in particular to a strong performance in financial management
- Sharp increase in commission income, still fuelled by insurance
- Excluding non-recurring items, NBI increased by 1.7% in Q2-05 vs Q2-04


€m
1,696
1,737
50
153
181
40
162
192
H1-04*
H1-05

	Δ H1/H1*	Δ Q2/Q2*
TOTAL	+2.4%	+3.7%
Net interest margin	+0.8%	+2.3%
Total fee and commission income	+4.2%	+5.4%
Services and other banking transactions	(1.8%)	+0.8%
Securities management	+5.7%	+4.8%
Insurance	+6.5%	+5.2%
Account management and payment instruments	+3.3%	+6.3%


868
900
481
492
25
78
91
25
79
95

* 2004 data are on a like-for-like basis and on comparable methods

French retail banking - Crédit Lyonnais

Operating costs and risk-related costs

- Tight cost controls confirmed by further reduction in recurring expenses, reflecting the progress of strategic plan to improve productivity
- The launch of the new "LCL" brand resulted in marketing expenditure of €7m in the second quarter
- Significant improvement in the cost/income ratio (-1.7 points year-on-year) and reduction in risk-related costs to 36 basis points at end-June 2005 .


€m
1,240
Marketing investments
Recurring expenses
1,240
73.1 %
Cost/income ratio
71.4 %
H1-04 *
H1-05


73.7 %
80.3 %
Loans-loss reserves/bad & doubtful debts outstanding
4.7 %
4.3 %
BDD/total loans outstanding
45 bp
36 bp
Cost of credit risk/weighted loans outstandings
2004*
H1-05

* 2004 data are on a like-for-like basis and on comparable methods
** Risk-related costs / weighted loans outstandings

France retail banking – Crédit Lyonnais

LCL: a new logo and a new brand, marking a key stage in the corporate's strategic plan

"With LCL, ask more of your money"



More in touch with customers' concerns

Clear and tangible commitment to all customers

Ambitious growth plans



+100,000 accounts a year by 2007-2008

Specialised financial services

Results of specialised financial services

Allocated capital	8.9%
Pre-tax income	11.9%

- Strong performance in consumer loans, particularly outside France
- Re-consolidation in lease finance
- Robust factoring business

€m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	594	+0.7%	(1.6%)	1,197	+5.9%
Operating expenses	(306)	+1.8%	(4.8%)	(632)	+6.8%
Gross operating income	288	(0.4%)	+2.3%	565	+5.0%
Risk-related costs	(85)	(1.3%)	(12.2%)	(183)	(3.2%)
Equity affiliates	0	n.m.	n.m.	2	n.m.
Net income on other assets	-	n.m.	n.m.	-	n.m.
Pre-tax income on ordinary activities	201	+1.8%	+0.7%	384	+12.8%
Tax	(72)	+17.4%	+25.8%	(129)	+7.7%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cost/income ratio	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Allocated capital (€bn)				[illegible]	
ROE				[illegible]	

Specialised financial services

Quarter marked by:

- Further acquisition plans:
  - Finalisation of the takeover of Portuguese company Credilar, specialising in household equipment
  - Announcement of the acquisition of 100% of Czech company CP Leasing
- A business line with a strong presence in Europe:
  - Consumer credit:
    Sofinco, Finaref, Lukas
    one of the market leaders in Europe,
    No 1 in France and Poland
  - Lease finance:
    CA Leasing, EFL
    No 2 in France, No 1 in Poland
  - Factoring:
    Eurofactor (100%-owned since early 2005),
    Transfact
    No 1 in France, a truly international network



Specialised financial services

Consumer credit in France and abroad

- Solid growth in new lending: +18.4% vs H1-04 to €11.3bn, driven by foreign subsidiaries (+45.6%)
- Further strong growth in loan book (+15.2%) thanks to the robust growth of international activities (+41.3%). Increase cooperation with the Regional Banks and the Credit Lyonnais network in France
- Strong growth in income on ordinary activities (+9.1% in H1-05 vs H1-04), with a rapidly expanding network (GOI outside France: +26% in H1-05 vs H1-04)


Growth in managed loan book
€bn
Δ H1/H1*
29.7
31.7
34.2
2.2
4.4
2.5
4.7
2.8
5.0
Total +15.2%
Regional Banks +25.1%
Sofinco/Credit Lyonnais partnership +13.7%
Third party and JV +55.2%
Proprietary outstandings +10.9%
H1-04*
Dec 04*
H1-05*


€bn
Δ H1/H1
29.7
31.7
34.2
7.7
9.1
10.9
22.6
International +41.3%
France +6.1%
H1-04
Dec 04
H1-05

Asset management, insurance and private banking

Results of asset management, insurance and private banking

Allocated capital	24.5%
Pre-tax income	25.8%

- Excellent first half, boosted by a significant 15% increase in assets under management (H1/H1) to €461.5bn
- A much higher contribution, mainly thanks to asset management activities
- Further improvement in income from insurance activities
- Agreement signed with Caisse d'Epargne Group to combine respective financial services for institutional investors activities (CACEIS)

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	751	+7.1%	(3.3%)	1,529	+10.6%
Operating expenses	(350)	+2.9%	+3.7%	(688)	+4.0%
Gross operating income	401	+11.1%	(8.7%)	841	+15.4%
Risk-related costs	4	n.m.	n.m.	4	n.m.
Equity affiliates	4	n.m.	n.m.	13	n.m.
Net income on other assets	(1)	n.m.	n.m.	(2)	n.m.
Pre-tax income on ordinary activities	407	+15.6%	(9.2%)	856	+19.9%
Tax	(112)	(4.8%)	(29.4%)	(272)	+14.8%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* On a like-for-like basis and on comparable methods

25 Half year 2005 Results - September 2005

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management

- Robust growth:
  - Sharp increase in net new inflows: nearly €21bn, mainly in bond and alternative funds (VaR range)
  - Assets under management up 15.8% (like-for-like and on comparable methods)
- An enhanced range:
  - Launch and development of the new CAC 40 indexis ETF and structured products (Protein, Biathlon, Magnesium, Acti PEA etc.)
- Continuing international expansion: 38% of net new inflows generated outside France
  - Acquisition growth: acquisition of Nextra underway


€bn
317.4*
290.2
27.2
347.0*
316.5
30.5
+20.8
+20.7
+7.2
395.8*
356.1
39.8
Δ H1/H1**
AUM +15.8%
France +13.0%
International +47.6%
41.4%
46.5%
25.0%
21.5%
H1-04
H1-05
Money markets
Bonds
Equities
Structured, alternative and other

26 Half year 2005 Results - September 2005

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking

- The first half of the year was marked by the ongoing subsidiaries merger preparations to merge subsidiaries: following the creation of Crédit Agricole Suisse S.A. in March, CAI Luxembourg and CL Luxembourg were merged on 1 July to form Crédit Agricole Luxembourg.
- The favourable effects of the new structure in France and abroad are beginning to be seen, particularly with the robust performance of BGPI and in Monaco; sharp increase in net income.


€bn
70.7
28.4
44.3
67.8
26.0
41.8
Inflows
+0.3
Market
+4.7
Scope
+0.2
73.0
27.4
45.6
H1-04
Dec 04
H1-05

	Δ H1/H1	Δ H1/H1 on a like-for-like basis
AUM	+3.3%	+4.6%
France	+3.9%	+3.9%
International	+3.0%	+5.0%

Asset management, insurance and private banking

Life insurance

- Acceleration in premium inflows: first-half turnover totalled €9.7bn, up 12.8% vs H1-04 (following +8.4% in Q1-05)
- The first half of the year saw a significant upturn, particularly in the second quarter, in payments on unit-linked products (+37% for inflows, bringing growth in unit-linked assets under management to 15.2%)
- Assets under management increased by 10.4% year-on-year to €136.6bn


€bn
123.7
14.7
109.0
136.6
16.9
119.7
H1-04
H1-05

	Δ H1/H1
In-force	+10.4%
Unit-linked	+15.2%
€	+9.8%


Alternative products
Treasury
Real estate
Fixed income

* Mathematical provisions

Asset management, insurance and private banking

Non-life insurance

- Strong business growth with new business up 20.8%, fuelled in particular by healthcare products and products for farmers and professionals
- Acquisition of a 40% stake in Assurances Fédérales IARD


€m
411.0
539.2
645.7
H1-03
H1-04
H1-05
Δ H1/H1
Premium income +15.9%
Farming policies +97.3%
Car +9.0%
Comprehensive household +12.7%
Personal accident, health, legal protection and other +22.0%
Ow Finarel +15.6%
Combined ratio
Claims ratio
60.5%
55.5%
52.1%

Corporate and investment banking

Results of corporate and investment banking

- Financial performance has improved continually since the creation of Calyon
- Positive trend in operating performance: GOI +40% in H1-05
- Corporate banking: cost/income ratio of 41.9% in Q2-05 (-7.5 pts vs Q2-04)
- Investment banking: revenues held up well in Q2-05
- Strong position in a number of business lines in H1-05

€m	Q2-05	Δ Q2/Q2[1]	Δ Q2/Q1	H1-05	Δ H1/H1[1]
Net banking income	1,119	+11.3%	+3.4%	2,132	+11.8%
Operating expenses	(594)	+1.4%	+1.0%	(1,352)	(0.9%)
Gross operating income	435	+55.3%	+22.5%	780	+40.0%
Risk-related costs	10	(77.6%)	(26.1%)	24	x3.4
Equity affiliates	30	+54.6%	+35.7%	52	+43.1%
Net income on other assets	(1)	n.m.	n.m.	3	n.m.
Pre-tax income on ordinary activities	474	+47.9%	+30.0%	869	+40.4%
Tax	(106)	+45.4%	+15.6%	(202)	+41.4%

[1] 2004 data are on a like-for-like basis and on comparable methods.

Corporate and investment banking

Continual improvement in financial performance since the creation of Calyon


Net income before integration-related costs
(€m)
203
248
207
222
301
366
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05

- Net income before integration-related costs: +48.4% in H1-05 vs H1-04


ROE
10.7%
13.6%
11.5%
12.8%
16.8%
19.0%
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05

- ROE 15% above the average for the period

31

Corporate and investment banking

Positive trend in operating performance: GOI up 40% in H1-05


Trends in revenues
(€m)
985
954
824
952
1,033
1,119

- Confirmation of the trend seen since Q4-04 in revenue generation: +13% in H1-05 on a like-for-like basis and at constant exchange rates


Trends in cost/income ratio
71.1%
70.8%
65.6%
61.2%
70.9%
63.3%
Q1-04
Q2-04
Q1-05
Q2-05
H1-04
H1-05

- Cost/income ratio reduced significantly to 61% in Q2-05
- Fixed costs reduced by 7% vs H1-04
- Further job cuts in Q2-05 (headcount reduced by 23% since 1 January 2003)

Corporate and investment banking

Corporate banking: Cost/income ratio of 42% in Q2-05 (-7 pts vs Q2-04), thanks to revenue growth (+18% vs Q1-05 and +10% vs Q2-04) and cost cuts


Trends in revenues
(€m)
420
454
398
389
423
501
248
248
241
260
275
Structured finance
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

- Revenues increased by 7.5% on a like-for-like basis and at constant exchange rates vs H1-04, with risk-weighted assets up 5.5%
- Robust growth in higher value-added activities (structured finance): +16.5% on a like-for-like basis and at constant exchange rates in H1-05
- Excellent business performance
- Improvement in asset performance (NBI/risk-weighted assets: 2.44% in Q2-05 vs 2.25% in Q1-05), illustrating Calyon's stronger position among its customers in a highly competitive environment

Corporate and investment banking

Investment banking: Revenues held up well in Q2-05


Trends in revenues
(€m)
565*
500
425
583
610
618
201
157
231
203
219
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05



Capital market activities:

- Further recovery in equity derivatives activities (revenue x4.4), in keeping with plan
- Solid performance in several other areas: securitisation (x2), commodities etc.
- In a more difficult climate in the interest rate and structured credit markets in Q2-05, the decline in NBI was offset by non-recurring transactions

Brokerage services:

- High brokerage revenues in Asia (CLSA), Europe (Cheuvreux) and the US (Calyon Financial): +18% vs Q2-04

- Cautious risk profile maintained

* Including a €42m capital gain on Euronext

Corporate and investment banking

Strong position in a number of business activities

✓ **Structured finance**

- No 1/2 mandated arranger of project finance worldwide (Dealogic/Thomson Financial)

✓ **Syndication**

- No 7 bookrunner in the EMEA region (Thomson Financial)

✓ **Equity research**

- No 1 in France and Spain (Greenwich Associates)
- No 2 broker for country research in Western Europe (Institutional Investor)

✓ **Capital markets**

- No 2 in structured credit products in Asia (Asiamoney)
- No 3 in structured interest rate products in Asia (Asiamoney)
- No 5 in structured EMTN placements (Euroweek))

✓ **Investment banking**

- No 1 bookrunner for equity transactions in France and No 6 in Europe (Thomson Financial)
- No 1 bookrunner for IPOs in France and in Europe (Thomson Financial)
- No 4 M&A adviser in France (Thomson Financial)

CRÉDIT AGRICOLE S.A.

International retail banking

Results of international retail banking

- Continuing excellent performance of Banca Intesa, whose contribution increased by 37.9% to €89m in Q2-05
- The business line contribution to net income increased by 29.2% over the quarter to 11.2% of total earnings from Crédit Agricole S.A's total business lines

€m	Q2-05	ΔQ2/Q2*	ΔQ2/Q1	H1-05	ΔH1/H1*
Net banking income	88	+16.5%	+40.3%	152	+5.2%
Operating expenses	(76)	+32.1%	+45.0%	(128)	+14.1%
Gross operating income	12	(27.5%)	+17.0%	23	(20.0%)
Risk-related costs	(10)	X2.5	X5	(13)	+12.5%
Equity affiliates	107	+25.3%	(12.2%)	230	+34.8%
Net income on other assets	3	n.m.	n.m.	-	-
Pre-tax income on ordinary activities	112	+13.8%	(12.4%)	240	+26.0%
Tax	1	n.m.	n.m.	-	n.m.
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Results of proprietary asset management and other activities

- Financing costs increased by €55m vs H1-04, relating to the Group's acquisitions
- Private Equity: NBI of €18m in Q2-05 (vs €32m in Q2-04)

€m	Q2-05	ΔQ2/Q2*	ΔQ2/Q1	H1-05	ΔH1/H1*
Net banking income	8	(84.4%)	n.m.	(72)	X3.9
Operating expenses	(221)	+43.7%	+15.1%	(412)	+41.2%
Gross operating income	(213)	X15.4	(21.1%)	(484)	+56.0%
Risk-related costs	(10)	(9.9%)	(9.1%)	(21)	(16.0%)
Equity affiliates	1	n.m.	n.m.	(4)	n.m.
Net income on other assets	13	n.m.	n.m.	18	n.m.
Pre-tax income on ordinary activities	(209)	X6.1	(25.2%)	(491)	+44.5%
Tax	72	n.m.	(50.0%)	215	+74.8%

* 2004 data are on a like-for-like basis and on comparable methods.

37 Half Year 2005 Results – September 2005

CRÉDIT AGRICOLE S.A.

Progress report on synergies

Implemented synergies in line with 2005 targets


€m
40
275
325
620
612
760
2003
2004 target
2004
2005 target
Synergies secured at 30/06/05
2006 targets

38 Half Year 2005 Results – September 2005

CRÉDIT AGRICOLE S.A.

Financial data

Crédit Agricole S.A. : a sound balance sheet

✓ Tier 1 ratio increases from 7.4% as at 2004 year-end to 7.8% at the end of June 2005

Capital
(Shareholders' equity and subordinated debt)


€bn
47.7
50.8
20.2
26.1
27.7
Δ June 05/Dec 04
Subordinated debt and similar* +7.4%
Preferred shares +3.6%
Shareholders' equity Group share +6.1%
Total +6.5%

Risk-weighted assets (€bn) and Cooke ratio (%)


€215.6bn
€235.9bn
8.0%
8.2%
7.4%
7.8%
Dec 04*
June 05
International solvency ratio
O/w Tier 1

* Including hybrid capital instruments
** Estimated under IAS/IFRS

Crédit Agricole Group highlights

Consolidated income statement

€m	H1-04	H1-05	Δ H1/H1
Net banking income	**12,004**	**12,637**	**+5.3%**
Operating expenses	(7,740)	(8,029)	+3.7%
Gross operating income	**4,264**	**4,608**	**+8.1%**
Risk-related costs	(739)	(593)	(19.8%)
Equity affiliates	202	291	+44.1%
Net income on other assets	(28)	19	n.m.
Pre-tax income on ordinary income	**3,699**	**4,325**	**+16.9%**
Integration-related costs	(164)	(144)	(12.2%)
Tax	(1,201)	(1,293)	+7.7%
Net income	**2,334**	**2,888**	**+23.7%**
Net income - Group share	**2,189**	**2,726**	**+24.5%**

Crédit Agricole Group highlights

Consolidated capital

€ bn	Dec 04	June 05
Equity group share	44.8	47.0
Preferred shares	2.8	2.9
Subordinated debt	17.5	18.9
Total risk-weighted assets	428.0*	455.0
International Solvency Ratio	**10.4%***	**9.9%**
Tier 1 ratio	**7.9%***	**7.6%**

* in French GAAP

APPENDICES TO PRESENTATION OF HALF YEAR 2005 RESULTS

Contents

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

in €m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	Q2-04	Q2-05	Q2-04**	Q2-05	Q2-04	Q2-05	Q2-04**	Q2-05	Q2-04**	Q2-05	Q2-04**	Q2-05	Q2-04**	Q2-05	Q2-04	Q2-05
Net banking income	-	-	888	900	590	594	701	751	954	1,116	75	88	140	8	3,329	3,461
Operating expenses	-	-	(650)	(613)	(303)	(308)	(240)	(350)	(675)	(684)	(58)	(76)	(154)	(221)	(2,140)	(2,254)
Gross operating income	-	-	238	287	287	286	461	401	279	432	17	12	(14)	(213)	1,189	1,207
Risk-related costs	-	-	(36)	(31)	(87)	(85)	(10)	4	48	10	(4)	(10)	(11)	(10)	(102)	(120)
Equity affiliates	156	209	-	-	(3)	0	2	4	15	30	55	107	(6)	1	251	350
Net income on other assets	-	-	-	-	-	-	-	(1)	(34)	(1)	-	3	-	13	(24)	14
Integration-related costs	-	-	-	-	(6)	(18)	(10)	(15)	(56)	(20)	-	-	(33)	(41)	(123)	(95)
Pre-tax income	136	209	222	256	191	185	337	389	252	454	99	112	(67)	(250)	1,198	1,252
Tax*	(11)	(15)	(69)	(77)	(59)	(67)	(113)	(107)	(59)	(108)	(3)	1	(15)	86	(329)	(283)
Net income	145	193	158	179	132	118	224	282	193	343	96	113	(82)	(164)	851	1,070
Minority interests															(80)	(110)
Net income - Group share															781	950

(*) Tax charges are allocated between the various business lines based on terms which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.

** On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

in €m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	H1-04	H1-05	H1-04**	H1-05	H1-04	H1-05	H1-04**	H1-05	H1-04**	H1-05	H1-04**	H1-05	H1-04**	H1-05	H1-04	H1-05
Net banking income	-	-	1,696	1,737	1,130	1,197	1,384	1,529	1,938	2,152	144	152	(19)	(72)	6,274	6,694
Operating expenses	-	-	(1,240)	(1,240)	(592)	(632)	(662)	(688)	(1,375)	(1,363)	(113)	(129)	(291)	(432)	(4,273)	(4,463)
Gross operating income	-	-	456	497	539	565	722	841	564	790	31	23	(310)	(504)	2,001	2,231
Risk-related costs	-	-	(80)	(72)	(189)	(183)	(11)	4	7	24	(11)	(13)	(20)	(21)	(304)	(261)
Equity affiliates	375	444	-	-	(3)	2	4	13	36	52	171	230	(4)	(4)	580	738
Net income on other assets	-	-	-	-	(6)	-	-	(2)	(22)	3	-	-	(1)	18	(20)	19
Integration-related costs	-	-	-	-	(8)	(16)	(22)	(30)	(74)	(40)	-	-	(80)	(55)	(184)	(144)
Pre-tax income	375	444	376	425	332	366	693	826	511	829	191	240	(400)	(546)	2,079	2,583
Tax*	(60)	(71)	(115)	(128)	(117)	(123)	(229)	(262)	(119)	(192)	(5)	-	144	234	(502)	(541)
Net income	315	373	261	297	215	243	464	564	392	637	186	240	(256)	(312)	1,577	2,042
Minority interests															(157)	(177)
Net income – Group share															1,420	1,865

* Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.
** On a like-for-like basis and on comparable methods

40 Half-Year 2005 Results – September 2005

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

in €m	Specialised financial services						Asset management, insurance and private banking					
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	540	590	553	577	603	594	682	701	671	694	777	751
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(321)	(340)	(353)	(341)	(338)	(350)
Gross operating income	251	287	259	247	279	286	361	361	318	353	439	401
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(1)	(10)	7	(4)	-	4
Equity affiliates	-	(3)	(1)	1	1	-	2	2	-	10	10	4
Net income on other assets	(8)	-	-	(16)	-	-	-	-	-	(9)	-	(1)
Integration-related costs	(2)	(8)	(2)	(7)	(2)	(16)	(5)	(16)	(14)	(17)	(12)	(19)
Pre-tax income	141	191	174	122	181	185	356	337	310	333	437	389
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(115)	(113)	(102)	(82)	(155)	(107)
Net income	83	133	125	65	124	118	240	224	208	251	282	282

* On a like-for-like basis and on comparable methods.

41 Half-Year 2005 Results – September 2005

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

in €m	Corporate and investment banking					
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	985	954	824	952	1,033	1,119
Operating expenses	(700)	(675)	(589)	(688)	(678)	(684)
Gross operating income	285	279	235	264	355	435
Risk-related costs	(38)	46	14	22	14	10
Equity affiliates	17	19	22	16	22	30
Net income on other assets	2	(24)	1	(4)	4	(1)
Integration-related costs	(8)	(68)	(23)	(110)	(20)	(20)
Pre-tax income	259	252	249	188	375	454
Tax	(60)	(59)	(59)	(49)	(87)	(106)
Net income	199	193	190	139	288	348

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

in €m	Financing activities						Investment banking					
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	420	454	396	389	423	501	565	500	428	563	610	618
Operating expenses	(249)	(224)	(195)	(215)	(202)	(210)	(451)	(451)	(394)	(473)	(476)	(475)
Gross operating income	171	230	201	174	221	291	114	49	34	90	134	143
Risk-related costs	(37)	52	(5)	36	13	15	(2)	(6)	19	(14)	1	(5)
Equity affiliates	17	19	21	17	22	30	-	-	1	(1)	-	-
Net income on other assets	2	(21)	-	(2)	-	1	-	(3)	1	(2)	4	(2)
Integration-related costs	(2)	(42)	(20)	(2)	(6)	(5)	(4)	(26)	(3)	(108)	(14)	(15)
Pre-tax income	151	238	197	223	250	332	108	14	52	(35)	125	121
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(17)	(9)	(13)	2	(31)	(33)
Net income	109	187	152	172	194	259	91	5	39	(33)	94	88

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

in €m	International retail banking						Proprietary asset management and other activities					
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	69	75	54	77	63	88	(158)	140	(77)	(193)	(80)	8
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(138)	(154)	(198)	(170)	(190)	(221)
Gross operating income	14	17	17	8	10	12	(296)	(14)	(275)	(363)	(270)	(213)
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(14)	(11)	(16)	(5)	(11)	(10)
Equity affiliates	85	86	73	105	123	107	6	(9)	6	2	(4)	1
Net income on other assets	-	-	-	(3)	(3)	3	(1)	-	81	(34)	4	13
Integration-related costs	-	-	-	-	-	-	(27)	(33)	(69)	(145)	(15)	(40)
Pre-tax income	92	99	92	98	128	112	(332)	(67)	(273)	(545)	(296)	(250)
Tax	(2)	(3)	(2)	(7)	(1)	1	159	(15)	51	221	148	86
Net income	90	96	90	89	127	113	(173)	(82)	(222)	(324)	(148)	(164)

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Group					
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	2,946	3,328	2,858	2,976	3,233	3,461
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2,209)	(2,254)
Gross operating income	813	1,188	779	748	1,024	1,207
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)
Equity affiliates	329	251	284	305	388	350
Net income on other assets	(5)	(24)	82	(71)	5	14
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)
Pre-tax income	889	1,190	928	545	1,230	1,353
Tax	(173)	(329)	(215)	(37)	(258)	(283)
Net income	716	861	713	508	972	1,070

CRÉDIT AGRICOLE S.A.

Trends in risk

Market risk

- Overall VaR (99% - 1 day) at 30 June 2005: €20m for Crédit Agricole S.A. Group, of which €16m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 1st January to 30 June 2005				31 December 2004
	Minimum	Maximum	Average	30 June 2005	
Cash and equivalents	4	8	5	8	7
I.C.C. (Interest rate, Currency and Commodities)	12	15	13	12	12
Credit	6	11	8	9	10
Equities	5	9	7	7	7
Total VaR for Crédit Agricole S.A. Group	**17**	**25**	**21**	**20**	**25**

Change in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital	Dec 2003	June 04	Dec 2004	June 2005	%
SAS Rue la Boétie	771,841,801	783,145,687	794,029,524	817,341,575	55.47%
SNC Crédit Agricole Transactions*	14,771,187	6,412,837	-	-	-
Treasury shares**	15,881,762	21,640,126	29,324,633	26,776,714	1.82%
Shares held by Group companies***	-	-	1,639	5,055,431	0.34%
Float****	671,227,687	662,623,667	649,268,441	624,348,717	42.37%
Total shares in issue	**1,473,522,437**	**1,473,522,437**	**1,473,522,437**	**1,473,522,437**	**100%**

	Consolidated accounts	Pro forma consolidated accounts	Reported consolidated accounts	IAS/IFRS consolidated accounts	Reported consolidated accounts	IAS/IFRS consolidated accounts	Consolidated accounts
Average number of shares used to compute earnings per share	1,180,918,558	1,339,000,043	1,472,776,470	1,454,856,993	1,472,776,470	1,451,304,844	1,444,218,902
Net income – Group share	€1,026 m	€1,140m	€1,075m	€1,420m	€2,203m	€2,501m	€1,865m
Annualised net income per share	€0.869	€0.851	€1.460	€1.952	€1.496	€1.723	€2.583
Annualised net income before integration-related costs per share	**€1.759**	**€1.793**	**€2.062**	**€2.113**	**€2.144**	**1.959 €**	**€2.718**

* SNC closed down on 17 February 2005

** Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted

*** Shares held indirectly by Group companies and not retained in the consolidated balance sheet (CRC 2000 -02)

**** At 30 June 2005, including [illegible] shares ([illegible]) held by employees through dedicated company investment funds as part of the Group's employee share ownership plans.

N.B.: Historical data to December 2003 has not been restated for IAS/IFRS

Capital allocation

Risk-weighted assets for capital allocation per business line

€ bn	Dec 04	June 05
French retail banking	**89.7**	**93.3**
- *Regional Banks*	52.1	53.8
- *Crédit Lyonnais*	37.6	39.5
Specialised financial services	**35.0**	**35.8**
Asset management, insurance and private banking	**11.4**	**13.1**
Corporate and investment banking	**112.1**	**125.3**
International retail banking	**3.4**	**3.2**

58 Half year 2005 Results - September 2005

CRÉDIT AGRICOLE S.A.

Trends in risk

Change in credit risk outstanding*

Crédit Agricole S.A.		
€ m	Dec 04 (incl. IAS 32-39 and IFRS 4)	June 05
Gross customer and interbank loans outstanding	209,268	241,581
Bad and doubtful loans	8,745	8,455
Loan loss reserves**	7,345	7,385
Doubtful loan ratio	4.2%	3.5%
Ratio of reserves to doubtful loans**	84.0%	87.5%
Ratio of reserves (excl. collective reserves) to doubtful loans	68.0%	69.1%

Regional Banks (aggregate data from unconsolidated accounts)		
€ m	Dec 04***	June 05***
Customer loans	242,859	252,081
Bad and doubtful loans	8,343	8,316
Loan loss reserves	5,858	6,071
Doubtful loan ratio	3.4%	3.3%
Ratio of reserves to doubtful loans	70.2%	73.0%

* Principal only
** Including collective reserves
*** French GAAP

59 Half year 2005 Results - September 2005

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

Equity and subordinated debt

€m	Group share	Minority interests	Total	Subordinated debt
31 December 2004	26,110	3,888	29,998	18,772
Dividend paid in 2005	(954)	(284)	(1,238)	
Change in share of the Regional Banks' retained earnings*	141		141	
Change in foreign exchange translation reserves	230	212	442	
H1-05 results	1,865	177	2,042	
Other	338	(51)	287	
30 June 2005	27,730	3,942	31,672	20,203

* Part of dividend paid by Crédit Agricole S.A. to the Regional Banks accounted for by the equity method (25%)

80 Half Year 2005 Results – September 2005

CRÉDIT AGRICOLE S.A.

Capital allocation

International solvency ratio

€ bn	June 04*	Dec 04*	June 05
Credit risks	192.0	195.0	217.6
Market risks	22.2	20.6	18.3
Total risk-weighted assets	214.2	215.6	235.9
Tier 1	17.6	17.6	18.9
Tier 2	14.3	14.2	15.2
Tier 3	1.0	1.2	1.1
Deductions	14.4	14.5	15.8
Total net regulatory capital	18.5	18.5	19.4
Tier 1 solvency ratio	8.2%	8.0%	7.8 %
Total solvency ratio	8.6%	8.6%	8.2 %

* In French GAAP

81 Half Year 2005 Results – September 2005

CRÉDIT AGRICOLE S.A.

Capital allocation

Allocated capital per business line

€ bn	June 04 (%)		June 05 (%)	
French retail banking	**5.4**	**24.2%**	**5.8**	**24.2%**
- Regional Banks	3.2		3.4	
- Crédit Lyonnais	2.2		2.4	
Specialised financial services	**1.9**	**8.6%**	**2.1**	**8.9%**
Asset management, insurance and private banking	**5.3**	**24.1%**	**5.8**	**24.5%**
Corporate and investment banking	**7.2**	**32.4%**	**7.7**	**32.5%**
Of which Capital markets and investment banking	2.4		2.6	
Of which Financing activities	4.8		5.1	
International retail banking	**2.4**	**10.7%**	**2.4**	**9.9%**

Specialised financial services

Consumer credit highlights

€ m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	**482**	**+0.1%**	**(1.5%)**	**971**	**+4.2%**
Operating expenses	(238)	+0.7%	(3.2%)	(484)	+4.3%
Gross operating income	**244**	**(0.4%)**	**+0.1%**	**487**	**+4.1%**
Risk-related costs	(80)	(6.7%)	(10.3%)	(169)	(1.5%)
Equity affiliates	1	n.m.	(50.0%)	2	n.m.
Integration-related costs	(5)	+24.3%	n.m.	(4)	(2.3%)
Pre-tax income	**160**	**+4.7%**	**+2.4%**	**316**	**+9.2%**
Tax	(55)	+15.2%	+14.5%	(105)	+1.1%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Specialised financial services

Lease finance highlights

€ m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	**54***	**(22.3%)***	**(4.8%)***	**131**	**(10.7%)**
Operating expenses	(40)	(7.2%)	(5.2%)	(82)	(4.4%)
Gross operating income	**24**	**(38.7%)**	**(4.0%)**	**49**	**(19.5%)**
Risk-related costs	(3)	n.m.	(71.6%)	(11)	(21.0%)
Net income on other assets	-	-	-	-	-
Integration-related costs	(4)	+60.0%	X2.1	(6)	+58.5%
Pre-tax income	**17**	**(52.8%)**	**+ 22.1%**	**32**	**(13.9%)**
Tax	(10)	+13.2%	X2.9	(14)	+20.0%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* Adjusted for IFRS impact in Q2-04 for €5m

84 Half Year 2005 Results – September 2005

CRÉDIT AGRICOLE S.A.

Specialised financial services

Factoring highlights

€ m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	**48**	**+85.0%**	**+3.8%**	**94**	**+85.1%**
Operating expenses	(32)	+45.2%	+1.8%	(62)	+62.5%
Gross operating income	**16**	**X3.9**	**+7.8%**	**32**	**X2.5**
Risk-related costs	(3)	X2.1	n.m.	(2)	(17.2%)
Integration-related costs	(7)	n.m.	X10.3	(8)	n.m.
Pre-tax income	**6**	**X2.2**	**(58.2%)**	**22**	**X2.2**
Tax	-	(85.7%)	(96.7%)	(5)	X2.1
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

85 Half Year 2005 Results – September 2005

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management highlights

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**317**	**+8.1%**	**(1.0%)**	**637**	**+12.0%**
Operating expenses	(184)	(1.0%)	+5.1%	(360)	+3.0%
Gross operating income	**133**	**+17.9%**	**(8.5%)**	**278**	**+26.3%**
Risk-related costs	2	n.m.	n.m.	2	n.m.
Net income on other assets	(1)	n.m.	n.m.	(1)	n.m.
Equity affiliates	(1)	n.m.	n.m.	-	-
Integration-related costs	(4)	n.m.	n.m.	(8)	n.m.
Pre-tax income	**129**	**+32.1%**	**(8.4%)**	**269**	**+33.1%**
Tax	(42)	+45.1%	(21.6%)	(98)	+48.8%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* On a like-for-like basis and on comparable methods

Half Year 2005 Results – September 2005

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**310**	**+8.1%**	**(6.7%)**	**642**	**+12.4%**
Operating expenses	(73)	+28.1%	+10.1%	(139)	+20.6%
Gross operating income	**237**	**+3.1%**	**(10.8%)**	**502**	**+10.3%**
Risk-related costs	1	n.m.	n.m.	1	n.m.
Equity affiliates	4	n.m.	n.m.	11	n.m.
Integration-related costs	(12)	X8.9	X2.6	(16)	X4
Pre-tax income	**230**	**+2.8%**	**(14.2%)**	**498**	**+11.2%**
Tax	(57)	(30.1%)	(39.1%)	(150)	(2.5%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* On a like-for-like basis and on comparable methods

Half Year 2005 Results – September 2005

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	124	+7.3%	(0.5%)	249	+2.3%
Operating expenses	(93)	(4.5%)	(3.4%)	(189)	(4.0%)
Gross operating income	32	+60.0%	+9.3%	60	+28.7%
Risk-related costs	-	n.m.	n.m.	1	n.m.
Equity affiliates	1	n.m.	n.m.	2	n.m.
Integration-related costs	(3)	n.m.	n.m.	(5)	n.m.
Pre-tax income	30	+92.9%	+2.4%	59	+39.1%
Tax	(8)	X2.7	(8.5%)	(16)	+42.7%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Corporate and investment banking

Headcount reduced by 23% since 1 January 2003


13,907
13,314
12,925
12,484
12,377
11,062
10,828
10,735
7,427
6,342
France
International
31.12.2004
30.06.2005

Corporate and investment banking

Results of financing activities

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*	Δ H1/H1**
Net banking income	501	+10.4%	+18.5%	924	+6.7%	+7.5%
Operating expenses	(210)	(6.3%)	+4.1%	(412)	(13.0%)	(11.9%)
Gross operating income	291	+26.5%	+31.8%	513	+27.8%	+30.4%
Risk-related costs	15	(71.0%)	+17.1%	28	+66.7%	
Equity affiliates	30	+54.6%	+35.7%	52	+43.1%	
Net income on other assets	1	n.m.	n.m.	1	n.m.	
Pre-tax income on ordinary activities	337	+20.3%	+31.8%	594	+37.0%	
Tax	(74)	+20.8%	+26.8%	(132)	+28.4%	
Net income before integration-related costs	264	+20.2%	+33.0%	462	+40.2%	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]			[illegible]		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate

Financing activities

Risk-weighted assets: development to accompany business growth


Trends in risk-weighted assets
(€bn)
77.7
77.4
73.2
75.2
82.6
30.06.2004
30.09.2004
31.12.2004
31.03.2005
30.06.2005

- Growth in risk-weighted assets reflecting Calyon's strong business growth and its ability to work on large transactions in relation to its new size
- Controlled development of allocated capital thanks to a selective strategy (+7.2% between Q1-05 and Q2-05 at constant exchange rates)

Asset performance (NBI/risk-weighted assets) (%)

Q2-04	Q3-04	Q4-04	Q1-05	Q2-05
2.35	2.05	2.13	2.25	2.44

Corporate and investment banking

Results of capital markets and investment banking

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*	Δ H1/H1**
Net banking income	618	+23.6%	+1.3%	1,228	+15.3%	+15.8%
Operating expenses	(475)	+5.9%	(0.3%)	(951)	+5.4%	+6.9%
Gross operating income	143	X2.9	+7.3%	277	+69.9%	+63.8%
Risk-related costs	(5)	(18.3%)	n.m.	(4)	(50.0%)	
Net income on other assets	(2)	(33.3%)	n.m.	2	n.m.	
Pre-tax income on ordinary activities	136	X3.4	(1.4%)	275	+80.9%	
Tax	(34)	X2.6	(2.8%)	(70)	X2.6	
Net income before integration-related costs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]			[illegible]		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate

CRÉDIT AGRICOLE S.A.

Capital Markets and investment banking

Trends in value at risk - (1 day - 99 %)


€m
Total VaR
Equities
Treasury
Credit
Interest rates and Forex
30 June 04
30 Sept 04
31 Dec 04
31 Mar 04
30 June 05

- The difference between total VaR and aggregate VaR of the Group's business activities results from the partial netting of risks

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	H1-04	H1-05
Cost of financing	(524)	(579)
Financial management	255	262
Other business	117	81
Work-out activities	133	164
Net banking income	[illegible]	[illegible]

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 30 June 2005 and 31 December 2004

€bn

Assets	31/12/04	30/06/05
Cash, central banks, French postal system	23.6	18.9
Financial assets at fair value per result	291.4	359.0
Financial assets available for sale	134.8	144.6
Loans and due from banks and customers	374.0	416.4
Financial assets held to maturity	19.0	20.4
Accrued income and sundry assets	57.1	70.0
Fixed assets	19.9	20.6
Goodwill	13.3	13.3
	933.1	1,063.2

€bn

Liabilities	31/12/04	30/06/05
Central banks, French postal system	0.5	0.8
Financial liabilities at fair value per result	207.6	297.7
Payables to banks and customers	387.3	406.4
Debt securities in issue	93.1	82.8
Accrual and sundry liabilities	49.9	64.6
Insurance contract's technical reserves	141.8	153.2
Contingency reserves and subordinated debt	22.9	24.3
Shareholders' equity	26.1	27.7
Minority interests	3.9	3.9
	933.1	1,063.2

CRÉDIT AGRICOLE S.A.

2-3 Financial statements at 30 June 2005

FOREWORD

Regulatory framework

On 19 July 2002, the European Union adopted EC Regulation 1606/2002, which requires European companies whose securities are traded on a regulated market to produce consolidated financial statements under IFRS as from 2005.

This regulation was supplemented by EC Regulation 1725/2003 of 29 September 2003 on the application of international accounting standards and by EC Regulation 2086/2004 of 19 November 2004 allowing the adoption of IAS 39 in an amended format.

Under the French Ministry of Finance decree No. 2004/1382 of 20 December 2004, companies, even if they are not publicly traded, may prepare their financial statements using International Accounting Standards (IAS) as of 2005. All Crédit Agricole Group entities have elected for this option.

Transition to international standards

In preparation for transition to IFRS, the Crédit Agricole S.A. Group has applied the recommendation issued by the Committee of European Securities Regulators (CERS) on 30 December 2003, which has been transposed into the recommendation on transition to IFRS issued by the Autorité des Marchés Financiers (AMF) on 6 July 2004. This recommendation sets out the conditions governing financial reporting during the transition period by companies that are subject to international standards.

Under the European regulation of 19 July 2002, companies are required to apply IFRS to their financial statements for financial years commencing on or after 1 January 2005. In the absence of any regulations governing interim financial statements, in a statement issued on 27 June 2005, the AMF set out the conditions for reporting financial statements for the first half of 2005 and noted that companies could choose one of two options:

- to publish interim financial statements in full compliance with IAS 34; or
- to produce interim financial statements under their domestic GAAP but prepared based on the rules of recognition and valuation under IFRS and applicable as of the balance sheet date of the interim period.

The financial statements of the Crédit Agricole S.A. Group for the six months to 30 June 2005 have been prepared in reference to this second option, while maintaining the presentation format defined by CRB Regulation 91.03, supplemented by information on cash flow generated by capital transactions (excluding current and foreign exchange transactions).

Applicable standards and comparability

In preparing the opening balance sheet and the half-year financial statements for 2005, only those accounting rules published in the Official Journal of the European Union as of the closing date have been applied. These accounts are therefore subject to change if amendments to the standards are published before the closing date of the financial statements for the full year 2005.

Because the regulations on the application of IAS 32 and 39 on financial instruments and IFRS 4 on insurance liabilities became effective only on 1 January 2005, the financial statements for 2004 have been presented without the impact of these standards. Consequently, insurance assets and liabilities and financial instruments have been recognised and valued in accordance with French GAAP, as described under the accounting principles and methods presented in the financial data for 2004. As a result, Paragraphs 2.4 and 2.6 note 1 "Accounting principles" below do not apply to 2004 figures.

To facilitate interpretation and analysis of the 2005 figures, consolidated financial data have also been prepared using comparable standards. They include comparative figures for 2004 that simulate the application of IAS 32 and 39 and IFRS 4. Comparison data 2004 have not been reviewed by the auditors.

The consolidated financial data under comparable standards are presented after the regulatory financial statements.

CONSOLIDATED FINANCIAL STATEMENTS AT 30 JUNE 2005 UNDER IFRSs ADOPTED BY THE EUROPEAN UNION

CONSOLIDATED INCOME STATEMENTS

at 30 June 2005, 30 June 2004 and 31 December 2004

(in millions of euros)	Notes	30/06/2005	30/06/2004 (Excl. IAS 32&39 and IFRS 4)	31/12/2004 (Excl. IAS 32&39 and IFRS 4)
Interest receivable and similar income	20	17,627	11,170	23,984
Interest payable and similar expense	20	(14,719)	(9,349)	(21,031)
Net commission and fee income	23	1,639	1,276	2,490
Net gains (losses) on financial instruments at fair value through profit or loss	21	3,661		
Net gains (losses) on available-for-sale financial assets	22	618		
Net gains (losses) from trading transactions			2,033	4,567
Gross income from insurance activities			1,205	2,410
Net income (expenses) related to other activities	24	(2,132)	(13)	1
Net banking income		**6,694**	**6,322**	**12,421**
General operating expenses		(4,242)	(4,081)	(8,242)
Depreciation, amortisation and charges to provisions for impairment of tangible and intangible fixed assets		(221)	(252)	(509)
Gross operating income		**2,231**	**1,989**	**3,670**
Risk-related costs	25	(261)	(269)	(465)
Operating income		**1,970**	**1,720**	**3,205**
Share of net income of equity affiliates	10	738	585	1,158
Net gains (losses) on other assets	26	21	53	87
Integration-related costs	27	(144)	(171)	(551)
Change in value of goodwill		(2)	(9)	(55)
Pre-tax income		**2,583**	**2,178**	**3,844**
Corporate income tax	28	(541)	(546)	(822)
Net income		**2,042**	**1,632**	**3,022**
Minority interests		177	157	298
Net income - group share	29	**1,865**	**1,475**	**2,724**
Annualised net income per share (in euro)		**2.583**	**2.028**	**1.877**

CONSOLIDATED BALANCE SHEETS

at 30 June 2005 and 31 December 2004

ASSETS

(in millions of euros)	Notes	30/06/2005	31/12/2004 (Excl. IAS 32&39 and IFRS 4)
Cash, due from central banks and french postal system		18,918	23,585
Financial assets at fair value through profit or loss classified as held for trading	3, 3.1, 3.2	349,496	
Derivative financial instruments		9,542	
Available-for-sale financial assets	4	144,625	
Due from banks	5, 7, 8, 13	241,745	257,562
Loans and advances to customers	6, 7, 8, 13	174,668	165,751
Securities	9		138,691
Valuation adjustment on portfolios of hedged items		5,619	
Held-to-maturity financial assets		20,365	
Tax assets		6,432	2,103
Prepayments, accrued income and sundry assets		57,860	60,711
Insurance company investment portfolios	30		138,559
Participating interests and investments in affiliates accounted for at equity	10	14,530	13,926
Investment property		3,279	
Property, plant and equipment	11	2,303	2,552
Intangible assets	11	473	523
Goodwill	12	13,341	13,323
Total assets		**1,063,196**	**817,286**

LIABILITIES & SHAREHOLDERS' EQUITY

(in millions of euros)	Notes	30/06/2005	31/12/2004 (Excl. IAS 32&39 and IFRS 4)
Due to central banks and current accounts with french postal system		800	504
Financial liabilities at fair value through profit or loss classified as held for trading	14	287,678	
Derivative financial instruments		10,044	
Due to banks	15	99,989	142,469
Customer accounts	16, 16.1, 16.2	308,456	305,192
Debt securities in issue	17	82,621	101,032
Hedging reserve		3,645	
Tax liabilities		6,528	1,482
Accruals, deferred income and sundry liabilities		54,287	76,909
Insurance companies' technical reserves		153,181	135,580
General reserves for risks and expenses	18	4,092	5,595
Subordinated liabilities	17	20,203	18,470
- Shareholders' equity		31,672	30,053
Shareholders' equity - group share		27,730	26,195
Capital and capital reserves		17,133	17,240
Consolidated reserves		7,086	6,231
Unrealised or deferred gains or losses		1,646	
Net income for the year		1,865	2,724
- Minority interests		3,942	3,858
Total liabilities & shareholders' equity		**1,063,196**	**817,286**

CHANGE IN SHAREHOLDERS' EQUITY

	Capital and capital reserves			Consolidated reserves - Group share	After-tax unrealised or deferred gains/(losses)			Net income - Group share	Total shareholders' equity - Group share	Shareholders' equity - minority interests' share
(in millions of euros)	Capital	Premiums & Reserves	Elimination of treasury shares		On foreign exchange	Change in fair value of available-for-sale assets	Change in fair value of hedging derivatives			
Shareholders' equity at 31 December 2003 - French GAAP	**4,418**	**19,166**	**(13)**	**23,571**					**23,571**	**4,443**
Change of accounting methods		**(110)**		**(110)**					**(110)**	
Impact from adoption of IFRS (excl. 32 & 39)		**1,367**	**(254)**	**1,113**					**1,113**	**(179)**
Shareholders' equity at 1 January 2004	**4,418**	**20,423**	**(267)**	**24,574**	**0**	**0**	**0**	**0**	**24,574**	**4,264**
Change in treasury shares			(291)	(291)					(291)	
Dividends paid in 2004		(801)		(801)					(801)	(185)
Dividends received from Regional Banks and subsidiaries		106		106					106	
Effect of acquisitions/disposals on minority interests									0	(351)
Share of changes in equity of associated companies accounted for under the equity method		(5)		(5)					(5)	
Restructuring of Group business lines		(51)		(51)					(51)	31
Other changes		(8)		(8)					(8)	(61)
Change in foreign exchange translation adjustment					(53)				(53)	(140)
Net income for year ended 31/12/2004		2,724		2,724					2,724	300
Shareholders' equity at 31 December 2004 (excl. 32 & 39 and IFRS 4)	**4,418**	**22,388**	**(558)**	**26,248**	**(53)**	**0**	**0**	**0**	**26,195**	**3,858**
Impact from adoption of IFRS (32,39 & IFRS 4)		**(1,271)**		**(1,271)**		**1,150**	**36**		**(85)**	**30**
Shareholders' equity at 1 January 2005[1]	**4,418**	**21,117**	**(558)**	**24,977**	**(53)**	**1,150**	**36**	**0**	**26,110**	**3,888**
Movements connected with shareholder relationships										
- Change in treasury shares			(61)	(61)					(61)	
- Dividends paid in 2005		(954)		(954)					(954)	(284)
- Dividends received from Regional Banks and subsidiaries		141		141					141	
Effect of acquisitions/disposals on minority interests										**(64)**
Unrealised gains/losses in H1-2005										
- Change in value of available-for-sale securities						252			252	
- Cash-flow hedging							31		31	
Share of changes in equity of associated enterprises accounted for under the equity method		**141**		**141**					**141**	
Change in foreign exchange translation adjustment				**0**	**230**				**230**	**212**
Other changes		**(25)**		**(25)**					**(25)**	**13**
Net income at 30 June 2005								**1,865**	**1,865**	**177**
Shareholders' equity at 30 June 2005	**4,418**	**20,420**	**(619)**	**24,219**	**177**	**1,402**	**67**	**1,865**	**27,730**	**3,942**

(1) Shareholders' equity at 1 January 2005 (including IAS 32-39 and IFRS 4) reported in the 22 April 2005 presentation on the impact from conversion to IAS / IFRS on 22 April 2005 amounted to 26,603 million euros. The negative difference of 493 million euros by comparison with the amount shown in this table is due mainly to the impact of listed companies in which the Group holds a minority stake and that had not yet reported the impact of their conversion (-290 million euros) and to adjustments in the treatment of derivatives and to provisions and deferred taxes.

NOTES TO THE FINANCIAL STATEMENTS

ACCOUNTING PRINCIPLE

1.1 First-time adoption (IFRS 1)

First-time adoption (IFRS 1) applies to entities preparing their financial statements under IFRS for the first time. The standards to be applied are those effective at the reporting date.

The standards apply retrospectively and therefore affect the opening balance sheet. However, under IFRS 1, there are a certain number of optional and compulsory exemptions.

Crédit Agricole S.A. has made the following elections in respect of optional exemptions:

- business combinations: the Crédit Agricole Group will continue to use the accounting treatment for business combinations effective before 1 January 2004. Residual goodwill at that date is no longer amortised but is subject to impairment testing;
- use of fair value or revaluation as deemed cost on the date of transition: this option can be used for property, plant and equipment and intangible assets that meet the relevant criteria, and to investment property if the entity elects to use the cost model. The Crédit Agricole Group has elected not to revalue these assets;
- employee benefits: the Crédit Agricole S.A. Group did not adopt the option allowing for immediate recognition of actuarial gains and losses;
- cumulative translation differences: Crédit Agricole S.A. has opted to deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. Consequently, the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition;
- hybrid financial instruments: an entity may elect not to split a hybrid financial instrument at inception into separate liability and equity components if the liability component is no longer outstanding at the date of transition to IFRS. The Crédit Agricole S.A. Group has not made this election.

Impact on opening shareholders' equity:

- any adjustment which might have had an impact on the profit and loss account if IAS/IFRS standards had always been applied is recorded in non-reversible shareholders' equity;
- any adjustment which might have had an impact on shareholders' equity if IAS/IFRS standards had always been applied is recorded in reversible shareholders' equity, which will be adjusted when subsequent value adjustments are made.

1.2 Accounting policies and methods

1.2.1 FIXED ASSETS (IAS 16, 36, 38, 40)

The Crédit Agricole S.A. Group applies component accounting for all of its tangible and intangible fixed assets. In accordance with the provisions of IAS 16, the depreciable basis takes into account the potential residual value of property, plant and equipment.

Land is stated at cost.

Buildings and equipment are stated at cost less accumulated depreciation and impairment provisions.

Purchased software is stated at purchase price less accumulated depreciation and impairment provisions.

Proprietary software is stated at cost less accumulated depreciation and impairment provisions.

Fixed assets are amortised over their estimated useful life.

The following components and depreciation periods have been adopted by the Crédit Agricole S.A. Group following the application of component accounting for fixed assets. These depreciation periods are adjusted according to the type of asset and its location:

Component	Depreciation period
Land	Not depreciable
Structural works	30 to 80 years
Non-structural works	8 to 40 years
Plant and equipment	5 to 25 years
Fixtures and fittings	5 to 15 years
Computer equipment	4 to 7 years
Specialist equipment	4 to 5 years

Exceptional depreciation charges corresponding to tax-related depreciation and not to any real impairment in the value of the asset are eliminated in the consolidated financial statements.

Based on available information, the Crédit Agricole S.A. Group has concluded that impairment testing would not lead to any change in the existing depreciable base as of the balance sheet date.

1.2.2 EMPLOYEE BENEFITS (IAS 19)

In accordance with IAS 19, employee benefits are recorded in four categories:

- short-term employee benefits, such as wages, salaries, security contributions and bonuses payable within 12 months of the end of the period;
- long-term employee benefits (long-service awards, bonuses and compensation payable 12 months or more after the end of the period;
- termination benefits;
- post-employment benefits, which in turn are recorded in the two following categories: defined-benefit plans and defined-contribution plans.

1.2.2.1 RETIREMENT AND EARLY RETIREMENT BENEFITS - DEFINED BENEFIT PLANS

The Crédit Agricole S.A. Group sets aside reserves to cover its liabilities for retirement and similar benefits falling in the category of defined-benefit plans.

In this respect, a reserve for retirement benefits is taken under 'General reserves for risks and expenses' in an amount equal to the Group's liabilities towards employees in service at the year-end, governed by the new Crédit Agricole S.A. Group collective agreement that came into effect on 1 January 2005.

A reserve to cover the cost of early retirement commitments is also taken under 'General reserves for risks and expenses'. This reserve covers the additional discounted cost of the various early retirement agreements signed by Crédit Agricole S.A. Group entities under which employees of eligible age may take early retirement.

Lastly, certain Group companies are liable to pay supplementary pension benefits. A provision is calculated on the basis of the company's actuarial liability and booked under 'General reserves for risks and expenses'.

In keeping with IAS 19, these commitments are stated based on a set of actuarial, financial and demographic assumptions, and in accordance with the Projected Credit Units method. Under this method, for each year of service, a charge is booked in an amount corresponding to the employee's vested benefits for the period. The charge is calculated based on the discounted future benefit.

The Crédit Agricole S.A. Group does not use the optional 'corridor' approach and recognises all actuarial differences in profit and loss. Consequently, the amount of the reserve is equal to:

- the present value of the obligation to provide the defined benefits as of the balance sheet date, calculated in accordance with the actuarial method recommended by IAS 19;
- less the fair value of any assets allocated to covering these commitments, which may be represented by an eligible insurance policy. In the event that 100% of the obligation is fully covered by such a policy, the fair value of the policy is deemed to be the value of the corresponding obligation, i.e. the amount of the corresponding actuarial liability.

1.2.2.2 PENSION SCHEMES - DEFINED CONTRIBUTION PLANS

French employers contribute to a variety of compulsory pension schemes. Scheme assets are managed by independent organisations and the contributing companies have no legal or implicit obligation to pay additional contributions if the funds do not have sufficient assets to cover all benefits corresponding to services rendered by employees during the year and during prior years. Consequently, Crédit Agricole S.A. Group companies have no liabilities in this respect other than their ongoing contributions.

1.2.3 SHARE-BASED PAYMENTS (IFRS 2)

IFRS 2 on share-based payment requires share-based payment transactions to be measured and recognised in the income statement and balance sheet. The standard applies to share option plans granted after 7 November 2002 which have not yet vested at 1 January 2005 and covers two possible cases:

- share-based payment transactions settled in equity instruments;
- share-based payment transactions settled in cash.

The only share-based payments initiated by the Crédit Agricole S.A. Group that are eligible for IFRS 2 are transactions settled in equity instruments.

The fair value of options granted is assessed using the Black & Scholes model. These options are recognised as a charge under 'Personnel costs', with a corresponding adjustment to equity, spread over the vesting period (4 years).

1.2.4 FINANCIAL INSTRUMENTS (IAS 32 AND IAS 39)

In the financial statements for the first half of 2005, financial assets and liabilities are treated in accordance with the 'carve-out' version of IAS 39, which was adopted by the European Commission on 19 November 2004. It is specified that the Crédit Agricole Group does not apply the fair value option to its financial liabilities.

1.2.4.1 SECURITIES

1.2.4.1.1 Classification of financial assets

Under IAS 39, financial assets are divided into four categories:

- financial assets at fair value through profit or loss classified as held for trading and financial assets designated as at fair value through profit or loss;
- available-for-sale financial assets;
- held-to-maturity investments;
- loans and receivables.

1.2.4.1.1.1 Financial assets at fair value through profit or loss classified as held for trading and financial assets designated as at fair value through profit or loss

According to IAS 39, financial assets at fair value through profit or loss are assets or liabilities acquired or generated by the enterprise primarily for purposes of making a profit from short-term price fluctuations or an arbitrage margin.

According to IAS 39, this portfolio comprises securities that are classified under financial assets at fair value through profit or loss as a result of a genuine intention to trade them. They are allocated as financial assets at fair value through profit or loss classified as held for trading or designated by Crédit Agricole S.A. as at fair value through profit or loss. By using the latter method, hybrid derivatives embedded in hybrid instruments do not have to be recorded and measured separately.

Securities that are classified under financial assets at fair value through profit or loss are recognised at fair value at inception, excluding transaction costs attributable directly to their acquisition (which are taken directly to profit or loss) and including accrued interest. They are carried at fair value and changes in fair value are taken to profit or loss. No impairment provisions are booked for this category of securities.

1.2.4.1.1.2 Held-to-maturity investments

This category includes securities with fixed or determinable payments and fixed maturities that the Group has the intention and ability to hold until maturity other than:

- securities that the Group initially classified as financial assets at fair value through profit or loss at the time of initial recognition;
- securities that the Group has classified as available-for-sale assets;
- securities that fall into the 'Loans and receivables' category. Hence, debt securities that are not traded in an active market cannot be included in the 'Held-to-maturity investments' category.

Hedging of interest rate risk on these securities is not allowed.

Held-to-maturity securities are initially recognised at acquisition cost, including transaction costs that are directly attributable to the acquisition and including accrued interest. These securities are subsequently recognised at amortised cost using the effective interest method.

Where there is objective evidence of impairment, a provision is booked to match the difference between carrying value and estimated recovery value. In case of subsequent enhancements, the surplus in the provision is recovered.

1.2.4.1.1.3 Loans and receivables' portfolio

This category comprises unlisted financial assets that generate fixed or determinable payments.

The securities are recognised at amortised cost using the effective interest method adjusted for any impairment provisions.

Where there is objective evidence of impairment, a provision is booked to match the difference between book value and recovery value estimated at present value.

1.2.4.1.1.4 Available-for-sale financial assets

IAS 39 defines 'Available-for-sale financial assets' as the default category.

According to IAS 39, the methods of accounting for 'Available-for-sale' securities are the following:

- available-for-sale securities are initially recognised at acquisition cost, including transaction costs that are directly attributable to the acquisition and including accrued interest;
- changes in fair value are recorded in reversible shareholders' equity. If the securities are sold, these changes are reversed out and recognised in profit or loss. Amortisation of any premiums or discounts on fixed-income securities is taken to profit and loss using the effective interest rate method;
- when there is objective evidence of significant or prolonged impairment for equity securities or impairment evidenced by the appearance of a credit risk for debt securities, the unrealised loss recognised under shareholders' equity is reversed out and recorded under profit and loss for the year. In case of subsequent enhancements, such impairment is recovered through profit and loss for debt instruments but not for equity instruments. Conversely, for equity instruments, any positive change in fair value in case of recovery is recognised in a reversible shareholders' equity account.

1.2.4.1.2 Valuation of investments

All financial instruments classified as "Financial assets at fair value through profit or loss" or "Available-for-sale financial assets" are measured at fair value.

The fundamental valuation method is the price quoted in an active market. If this is not possible, the Crédit Agricole S.A. Group uses recognised valuation techniques based mainly on recent transactions.

When there is no quoted price for an equity security and no recognised valuation method, the Crédit Agricole S.A. Group uses methods based

on objective, verifiable criteria, such as revalued net assets or any other method of valuing equity securities.

If there is no satisfactory method, or if the estimates obtained using the various methods differ excessively, the security is valued at cost and is recorded under 'Available-for-sale securities' and information thereon is provided in the notes.

1.2.4.1.3 Impairment

Impairment is booked when there are objective signs of impairment of assets other than assets held for trading.

Impairment is evidenced by a prolonged or significant decline in the value of the security for equity securities or by the appearance of significant deterioration in credit risk evidenced by a risk of non recovery for debt securities.

With few exceptions, the Crédit Agricole S.A. Group deems that a prolonged or significant decline is presumed to exist when the equity instrument has lost 30% or more of its value over a period of six consecutive months.

This criterion of prolonged or significant decline in the value of the security is a necessary but not sufficient condition to justify the booking of a provision. A charge is made to such provision only if the impairment will result in a probable loss of all or part of the invested amount.

1.2.4.1.4 Distinction between liabilities and shareholders' equity (IAS 32)

A debt instrument or financial liability is a contractual obligation:

- to deliver cash or another financial asset;
- to exchange instruments under potentially unfavourable conditions.

An equity financial instrument is a contract evidencing a residual interest in an enterprise after deduction of all of its liabilities (net assets).

Pursuant to these definitions, shares in the Regional Banks and Local Banks are considered as equity under IAS 32 and IFRIC 2, and are treated as such in the Group's consolidated financial statements.

1.2.4.1.5 Purchase of treasury shares

Treasury shares purchased by the Crédit Agricole S.A. Group, including shares held to hedge stock option plans, do not meet the definition of a financial asset and are deducted from shareholders' equity. They do not generate any impact on the income statement.

1.2.4.2 LENDING OPERATIONS

Loans are principally allocated to the 'Loans and receivables' category. In accordance with IAS 39, they are initially valued at fair value and subsequently valued at amortised cost using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments from the original net loan amount. This rate includes all commissions paid or received by the parties under the terms of the contract, transaction costs and any other premiums or discounts.

Subordinated loans and repurchase agreements (represented by certificates or securities) are included under the various categories of loans and advances according to counterparty type.

Accrued interest is recognised in the balance sheet under the appropriate category of loans and advances and booked to the income statement as interest and similar income.

Advances made by Crédit Agricole S.A. to the Regional Banks do not represent a direct risk for Crédit Agricole S.A. with respect to the corresponding primary loans made by the Regional Banks. They do, however, represent a potential indirect risk with respect to the financial strength of the Regional Banks. No provisions have been made for these advances.

In addition to the disclosures required by IAS, the Crédit Agricole Group continues to provide the information previously required by CRC Regulation 2002-03 applicable to individual accounts.

Hence, the Crédit Agricole Group classifies impaired loans or receivables within the meaning of international standards into three separate categories: bad debts, doubtful debts and restructured loans (loans that have been restructured due to customer default).

Impaired loans or receivables:

In accordance with IAS 39, loans recorded under 'loans and receivables' are impaired when one or more loss events occurs in the collection of such loans. Once these loans and receivables have been identified, they may be individually or collectively assessed for impairment. Impairment charges are booked in the amount of the loss incurred, which is equal to the difference of the carrying value of the loans (amortised cost) and the sum of estimated future cash-flows, discounted at the original effective interest rate. Impairment charges are booked to provisions or as discounts on loans restructured due to customer default.

The following distinctions are made:

- loans individually assessed for impairment: these are doubtful loans covered by provisions and loans restructured due to customer default that have been discounted;
- loans collectively assessed for impairment: these are loans that are not individually assessed for impairment, for which impairment is determined for a uniform class of loans displaying similar credit risk characteristics.

The Crédit Agricole S.A. Group classifies impaired loans and receivables on indivual base into bad and doubtful debts, which are in turn classified as bad debts and doubtful debts.

Bad and doubtful debts:

Loans and advances of all kinds, even those which are guaranteed, are classified as bad or doubtful if they carry an identified credit risk arising from one of the following events:

- the loan or advance is at least three months in arrears (six months for mortgage loans and property leases and nine months for loans to local authorities, to take account of their specific characteristics);
- the borrower's financial position is such that an identified risk exists regardless of whether the loan or advance is in arrears;
- the bank and borrower are in legal proceedings.

When a loan is recorded as doubtful, all other loans or commitments relating to that borrower are also recorded in their entirety as doubtful debts, whether or not they are collateralised.

The Crédit Agricole Group makes the following distinction between doubtful and bad debts.

Doubtful debts:

All doubtful loans and advances which do not fall into the bad debt category are classified as doubtful debts.

Bad debts:

In cases where the borrower's solvency is such that after a reasonable period in the doubtful category, there is no prospect of the loan being moved back to the performing category, it is classified as a bad debt. Loans are classified as bad debts no later than one year after they have been classified in the doubtful category.

In accordance with CRC Regulation 2002-03 and Opinion 2003-G of the CNC's Comité d'Urgence (Urgent Issues Task Force), the following are considered to be bad debts:

- delinquent loans;
- restructured loans with at least one payment in arrears after they have been moved back into the performing category; or
- loans that have been classified in the doubtful category for over one year with at least one payment in arrears and that are not covered by adequate collateral to ensure repayment.

Subsidised loans (IAS 20):

Under French government measures to support the agricultural sector and to help home buyers, certain Crédit Agricole S.A. Group entities grant subsidised loans at rates fixed by the government. The government pays these entities the difference between the subsidised lending rate a predetermined benchmark rate.

The subsidy system is periodically reviewed by the government.

In accordance with IAS 20, subsidies received from the government are recorded under 'Interest and similar income' and amortised over the life of the corresponding loans.

1.2.4.3 FINANCIAL LIABILITIES

The 'carve-out' version of IAS 39 adopted by the European Union recognises two categories of financial liabilities:

- financial liabilities at fair value through profit or loss classified as held for trading. Fair value changes on this portfolio are recognised in profit or loss;
- other financial liabilities: this category includes all other financial liabilities. These liabilities are initially measured at fair value (including transaction income and costs) and subsequently at amortised cost using the effective interest method.

1.2.4.4 DEPOSITS

Given the characteristics of deposits within the Crédit Agricole S.A. Group, these are recorded under 'Other liabilities'.

They are initially measured at fair value and subsequently valued at amortised cost.

By definition, regulated savings products are at market rates.

1.2.4.5 DERIVATIVES

Derivatives are financial assets or liabilities and are recognised on the balance sheet at fair value at inception of the transaction. At each balance sheet date, derivatives are measured at fair value, whether they are held for trading purposes or used for hedging.

Any change in the value of derivatives on the balance sheet is recorded in an account in the income statement (except in the special case of a cash-flow hedging relationship).

Hedge accounting:

Fair value hedges reduce the risk of a change in the fair value of a financial instrument.

Cash-flow hedges reduce the risk of a change in future cash-flows from financial instruments.

Micro-hedges must meet the following criteria in order to be eligible for hedge accounting:

- the hedging instrument and the instrument hedged must be eligible;
- there must be formal documentation from inception, primarily including the individual identification and characteristics of the hedged item, the hedging instrument, the nature of the hedging relationship and the nature of the hedged risk;
- the effectiveness of the hedge must be demonstrated, at inception and retrospectively.

The change in value of the derivative is recorded in the accounts as follows:

- fair value hedges: the change in value of the derivative is recognised in the income statement symmetrically with the change in value of the hedged item in the amount of the hedged risk and only the net amount of any hedging ineffectiveness is recognised in the income statement;
- cash-flow hedges: the change in value of the derivative is recognised in the balance sheet in a special reversible shareholders' equity account and any inefficient component of the hedge is recognised in the income statement. Accrued interest on the derivative is recorded in the income statement symmetrically with the hedged transactions.

In the case of macro-hedging (i.e. hedging a group of assets or liabilities with the same exposure to the risks that is designated as being hedged), the Group documents such hedging relationships based on a gross position in derivative instruments.

The effectiveness of macro-hedging relationships is measured by maturity schedules based on average outstandings. In addition, the effectiveness of macro-hedging relationships must be measured through prospective and retrospective testing.

Depending on whether a cash-flow macro hedging or fair value hedging relationship has been documented, the change in the value of the derivative is recorded by applying the same principles as those previously described for micro-hedging. However, for macro-hedging relationships, the Crédit Agricole S.A. Group documents the hedging relationship for fair value hedges in accordance with the 'carve-out' version of IAS 39 that has been adopted by the European Union.

Embedded derivatives:

An embedded derivative is the component of a hybrid contract that meets the definition of a derivative product. Embedded derivatives must be accounted for separately from the host contract if the following three conditions are met:

- the hybrid contract is not measured at fair value through profit or loss;
- the embedded component taken separately from the host contract has the characteristics of a derivative;
- the characteristics of the derivative are not closely related to those of the host contract.

1.2.4.6 RECOGNITION OF MARGINS ON STRUCTURED FINANCIAL INSTRUMENTS AT INCEPTION

Under IAS 39, margins on structured products and complex financial instruments may be recognised at inception only if these financial instruments can be reliably measured from inception. This condition is met when such instruments are measured using prices in an active market or based on 'standard' internal models that use 'observable' market data. Otherwise, such profits are recognised in the balance sheet and taken to the income statement over the life of the contract.

The Crédit Agricole S.A. Group has decided to apply these provisions retroactively by retroactively restating all contracts in stock as of 1 January 2005.

1.2.4.7 FINANCIAL GUARANTEES AND FINANCING COMMITMENTS

Financial guarantees meet the definition of an insurance contract when they call for specific payments to be made to reimburse the holder for a loss incurred due to a specified debtor's failure to make a payment when due under the terms of a debt instrument.

Such financial guarantees, which are covered by IFRS 4, will continue to be valued under French GAAP in accordance with international standards pending further amendments to the standard. A provision for these guarantees is therefore recognised under liabilities in the balance sheet in the event of a probable outflow of resources.

Conversely, financial guarantee contracts that call for payments in response to changes in a financial variable, such as price, rating or credit indices, or in a non-financial variable, providing that in this event, the variable is not specific to one of the parties to the contract, are covered by IAS 39. Such guarantees are treated as derivative instruments.

Financing commitments that are not treated as derivative instruments within the meaning of IAS 39 are not recognised on the balance sheet. They are, however, covered by provisions in accordance with IAS 37.

1.2.5 DEFERRED TAXES (IAS 12)

Deferred taxes resulting from temporary differences between the tax value and the carrying amount of assets and liabilities and their tax base are recognized under this standard.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantially enacted by the balance sheet date.

At 30 June 2005, pending clarifications on the interpretation, a deferred tax liability has been recognised on the effects of discounting provisions and on discounts on restructured loans.

A deferred tax liability has also been recognised for whole life insurance companies' reserve for depreciation of securities.

1.2.6 INSURANCE BUSINESSES (IFRS 4)

Liabilities remain partially valued under local GAAP, as required by IFRS 4 on insurance contracts, pending further amendments to the existing standards. Financial assets held by the Group's insurance companies have been reclassified into the four categories set out in IAS 39.

In accordance with the option allowed under IFRS, 'shadow accounting' is used for insurance policies with discretionary profit sharing. Under this practice, positive or negative differences in the corresponding financial assets are recognised in a 'Deferred profit-sharing' account under liabilities. This treatment limits the impact on the opening IAS/IFRS balance sheet of insurance companies.

1.2.7 GENERAL RESERVES FOR RISKS AND EXPENSES (IAS 37)

The Crédit Agricole S.A. Group has identified all obligations (legal or constructive) resulting from a past event for which it is probable that an outflow of resources will be required to settle the obligation, and for which the due date or amount of the settlement is uncertain but can be reliably estimated.

The Group has set aside general provisions for risks and expenses for such obligations to cover:

- operational risks;
- financing commitment execution risks;
- claims and liability guarantees;
- tax risks;
- risks in connection with home purchase savings schemes.

The latter reserve is created based on the Group's historical and statistical bases to cover the risk of imbalances in the home loan savings scheme, which operates under the terms defined by the government. It includes a preliminary savings phase and a potential loan phase, when loans are made at rates that are set and adjusted by the government, it being specified that any surplus in sources of funds over uses of funds must be allocated to financing of home purchases. Under these conditions, this reserve is used to ensure the prospective financial balance of the loan by covering two specific risks:

- the undertaking to grant government-subsidised loans at the end of the savings phase. A reserve may be set aside to cover the risks associated with this undertaking by setting aside, at each balance sheet date, the surplus of the additional margin recognised during the savings phase, which is intended to cover any shortfalls in net margin that may arise during the loan phase. This reserve is written back over the duration of home loans made under the home loans saving scheme;
- surplus home loan savings deposits: a reserve is set aside when a shortfall of future margins is recognised, that is, when there is an unfavourable difference between the net yield on home loans made at the market rate and on the cost of savings.

1.2.8 LEASES (IAS 17)

As required by IAS 17, leases are analysed in accordance with their substance and financial reality. They are classified as operating leases or finance leases.

Operating leases are treated as an acquisition of a fixed asset by the lessee financed by a loan from the lessor.

In the lessor's accounts, analysis of the economic substance of the transactions results in the following:

- recognition of a financial receivable from the customer, which is amortised by the lease payments received;
- lease payments are broken down into interest and principal, known as financial amortisation;
- recognition of a net lease reserve, which is equal to the difference between:
  - the net lease receivable: amount owed by the lessee, consisting of the outstanding principal and accrued interest at the end of the period,
  - the net book value of the leased assets,
  - the reserve for deferred taxes.

In the lessee's accounts, finance leases and leases with purchase options are restated such that they are recognised in the same way as if the asset had been purchased on credit.

In the income statement, the theoretical depreciation charge (the charge that would have been recognised if the asset had been purchased) and the finance charges (incurred in connection with the financing) are recorded in the place of the lease payments.

1.2.9 CURRENCY TRANSACTIONS (IAS 21)

In accordance with IAS 21, a distinction is made between monetary and non-monetary items.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are converted into the functional currency of Crédit Agricole S.A. Group at the closing exchange rate. Foreign exchange differences arising from translation are recorded in the income statement. There are two exceptions to this rule:

- for available-for-sale financial assets, only the foreign exchange difference calculated on amortised cost is taken to the income statement; the balance is recorded in shareholders' equity;
- foreign exchange differences on monetary items classified as cash-flow hedges or that are part of a net investment in a foreign entity are recorded in shareholders' equity.

Non-monetary assets are treated differently depending on the type of asset:
- assets at historical cost are valued at the exchange rate on the transaction date;
- assets at fair value are measured at the exchange rate on the closing date.

Foreign exchange differences on non-monetary items are recognised:
- in the income statement if the gain or loss on the non-monetary item is recorded in the income statement;
- in shareholders' equity if the gain or loss on the non-monetary item is recorded in shareholders' equity.

1.3 Consolidation principles and methods (IAS 27, 28, 31)

1.3.1 SCOPE OF CONSOLIDATION

The consolidated financial statements include the accounts of Crédit Agricole S.A. and of all companies whose consolidation has a material impact on the group's overall consolidated financial statements.

In application of the general principles set out in IAS 27 and IAS 28 (accounting for investments in subsidiaries and associates) and IAS 31 (financial reporting of interests in joint ventures), materiality is assessed in the light of several criteria including the size of the company's earnings or shareholders' equity in relation to the earnings or shareholders' equity of the consolidated group.

Materiality is deemed to exist when the following criteria are met:
- total assets exceed €10 million or 1% of the assets of the consolidated subsidiary that owns the investment;
- Crédit Agricole S.A. directly or indirectly holds more than 20% of existing and potential voting rights.

1.3.2 DEFINITIONS OF CONTROL

In accordance with international standards, all entities falling under exclusive control, joint control or material influence are consolidated, providing that their contribution is deemed to be material and that they are not covered under the exclusions described below.

Exclusive control is presumed to exist if Crédit Agricole S.A. owns over half of the voting rights in an entity, whether directly or indirectly through subsidiaries, except if, in exceptional circumstances, it can be clearly demonstrated that such ownership does not give it control. Exclusive control also exists if Crédit Agricole S.A., as the owner of half or less than half of the voting rights in an entity, holds majority power within management bodies.

Joint control is exercised in joint ventures in which each of the two or more co-owners are bound by a contractual contribution that provides for joint control.

Significant influence is defined as the power to influence but not control a company's financial and operational policies. The Crédit Agricole S.A. Group is presumed to have significant influence if it owns 20% or more of the voting rights in an entity, whether directly or indirectly through subsidiaries.

Consolidation of special-purpose entities:
The consolidation of special-purpose entities, and more specifically of funds held under exclusive control, is specified by SIC 12. Dedicated mutual funds have been consolidated in accordance with this regulation.

Exclusions from the scope of consolidation:
An interest in a controlled entity or an entity under significant influence is excluded from the scope of consolidation if it is acquired and held exclusively with a view to its subsequent disposal in the near future. Such interests are recorded in assets held for sale. They are measured at fair value through profit or loss.

Equity interests (excluding majority interests) held by venture capital entities are also excluded from the scope of consolidation insofar as they are classified under financial assets designated as at fair value through profit or loss.

1.3.3 CONSOLIDATION METHODS

The consolidation methods are respectively defined by IAS 27, 28 and 31, based on the type of control exercised by Crédit Agricole S.A. on the entities that can be consolidated, regardless of their business or of whether or not they have legal entity status:
- entities under exclusive control are fully consolidated, including entities with different account structures, even if their business are not an extension of that of Crédit Agricole S.A.;
- entities under joint control are proportionally consolidated, including entities with different account structures, even if their business are not an extension of that of Crédit Agricole S.A.;
- entities over which Crédit Agricole S.A. exercises significant influence or joint control are consolidated under the equity method. When an entity under joint control is consolidated under the equity method, this information is disclosed in the notes to the financial statements.

Full consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating all assets and liabilities carried by the consolidated companies, and determining and separately identifying the value of the minority interests in their net assets and earnings.

Proportional consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating a proportion of the assets, liabilities and results of the company concerned representing the consolidating company's interest.

The equity method consists of eliminating the book value of the shares held in the Group's financial statements and accounting for its interest in the underlying equity and results of the companies concerned.

1.3.4 CONSOLIDATION ADJUSTMENTS AND ELIMINATIONS

The Group makes all material adjustments required to ensure the application of consistent accounting policies in the consolidated financial statements.

Group internal transactions affecting the consolidated balance sheet and income statement are eliminated.

Capital gains or losses arising from intra-group asset transfers are eliminated. However, capital losses on the disposal of assets at reference prices determined independently of the Group are retained.

1.3.5 TRANSLATION OF FOREIGN SUBSIDIARIES' FINANCIAL STATEMENTS (IAS 21)

Financial statements of subsidiaries expressed in foreign currencies are translated into euros in two stages:

- the local currency (or, if applicable, the currency in which the accounts are prepared) is converted into the functional currency using the historical rate method, and all foreign exchange gains or losses are fully and immediately taken to the income statement;
- the functional currency is then converted into the consolidation currency using the exchange rate at the balance sheet date and the translation adjustment is recorded in a separate line under shareholders' equity, showing the share attributable to Crédit Agricole S.A. and the share attributable to minority interests. This adjustment is taken to the income statement when all or part of the interest in the foreign subsidiary is sold or liquidated.

The functional currency of an entity is closely linked to whether or not the entity is independent or not independent:

- the functional currency of an entity that is not independent is the functional currency on which it is dependent, i.e. the currency in which its main transactions are denominated;
- the functional currency of an independent entity is its local currency, other than in exceptional circumstances.

1.3.6 BUSINESS COMBINATIONS - GOODWILL (IFRS 3)

IFRS 3 requires all business combinations within its scope to be accounted for by applying the purchase method.

As the IFRS 3 does not cover business combinations between mutual organisations, the Crédit Agricole S.A. Group deems that mergers between Regional Banks can continue to be accounted for using French GAAP, which stipulate that such combinations be accounted for at net book value.

The excess of the cost of acquisition over the fair value of the Group's share in the identifiable assets and liabilities acquired is recorded as goodwill as at the date of the transaction.

In accordance with IFRS 3, goodwill is subject to impairment testing by reference to the Cash Generating Unit (CGU) to which it is attached. In practice, the CGUs are defined relative to the business lines along which the Group conducts its activities. Impairment losses must be recognised in the income statement where necessary.

Any residual negative goodwill after identifiable assets have been identifiable is taken to the income statement.

1.3.7 SEGMENT INFORMATION (IAS 14)

The Crédit Agricole S.A. Group presents information for each of the following existing business lines:

- French retail banking: Regional Banks' retail banking network, Crédit Lyonnais retail banking network;
- Specialised financial services (consumer credit, finance leases, factoring, etc.);
- Asset management, insurance and private banking;
- Corporate and investment banking;
- International retail banking;
- Proprietary asset management and other activities.

Scope of consolidation

2.1 Crédit Agricole S.A. group – changes in the scope of consolidation

I- NEWLY CONSOLIDATED COMPANIES AS AT 30 JUNE 2005:

New acquisitions or acquisitions of additional shares:

Alcor

ARES

CACF Immobilier

Cardinalimmo

Carrefour Servizi Finanziari SPA

Crédit Agricole Centre Est Immobilier

GIE Silca

Les Assurances Fédérales IARD

Mezzasia

Change from consolidation at an intermediate level to direct consolidation:

Subsidiaries previously consolidated at Crédit Lyonnais level are now consolidated individually:

CAI Suisse (Singapore)

CAI Suisse (Bahamas)

Eurofactor AG (Germany)

Eurofactor France

Eurofactor S.A. (Portugal)

Eurofactor SA/NV (Belgium)

Eurofactor UK (UK)

Financière Européenne d'Affacturage

Inter-Factor Europa (Spain)

II- COMPANIES REMOVED FROM SCOPE OF CONSOLIDATION AT 30 JUNE 2005:

Application of materiality threshold or discontinuation of business:

CAIC (S) Pte Ltd

CAIC Futures Ltd

CAIC Hong Kong Ltd

CAIC International UK

CAL FP US

Centre Est Alizée

Crédit Lyonnais CL Rouse (USA)

Egelant Finance BV

Equalt Fixed Income Arbitrage X 2

Maine Anjou Obligations

Serves

Soflim

Merger with or into another Group company:

CA Épargne Longue des Salariés merged with and into CLEE and renamed CREELIA

Caisse régionale de la Brie merged with and into Caisse Régionale de la Somme and renamed Caisse régionale de la Brie-Picardie

III- CHANGE OF NAME:

Banco C.L. Brasil renamed Banco Calyon Brasil

CLCM Asia BV renamed Calyon Capital Market Asia BV

CL DTVM renamed CA Brasil Private Management

CREALFI renamed Menafinance

Crédit Agricole Indosuez Turk A.S. renamed Calyon Turk A.S.

Crédit Lyonnais Bank Hungary renamed Calyon Bank Hungary Ltd

Crédit Lyonnais Bank Praha renamed Calyon Bank Czech Republic

Crédit Lyonnais Bank Slovakia A.S. renamed Calyon Bank Slovakia A.S.

Crédit Lyonnais Finance Guernesey renamed Calyon Finance Guernsey

Crédit Lyonnais Financial Products renamed Calyon Financial Products

Crédit Lyonnais Global Partners Inc. renamed Calyon Global Partners Inc.

Crédit Lyonnais Leasing Corporation renamed Calyon Leasing Corporation

Crédit Lyonnais North America Inc renamed Calyon North America Inc.

Crédit Lyonnais Polska renamed Calyon Polska S.A.

Crédit Lyonnais Private Equity renamed Crédit Agricole Private Equity

Crédit Lyonnais Russie renamed Calyon Rusbank S.A.

Crédit Lyonnais Securities USA renamed Calyon Securities USA Inc.

Crédit Lyonnais Ukraine renamed Calyon Bank Ukraine

Crédit Lyonnais Uruguay renamed Calyon Uruguay S.A.

Finaref Group AB renamed Finaref AB

Indosuez Air Finance S.A. renamed Calyon Air Finance S.A.

Indosuez Asia Shipfinance Service Ltd renamed Calyon Asia Shipfinance Service Ltd

Indosuez Australia renamed Calyon Australia Ltd

Indosuez North America HLD renamed Calyon North America Holding

Menafinance renamed CREALFI

Ucabail renamed Crédit Agricole Leasing

UI renamed Crédit Agricole Private Equity Holding

2.2 Scope of consolidation - Crédit Agricole S.A. Group

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Banks and financial institutions									
Crédit Agricole S.A.		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Agos Itafinco		Italy	Full	**51.0**	51.0	51.0	**59.0**	58.9	59.1
Al Bank Saudi Al Fransi - BSF		Saudi Arabia	Equity	**31.1**	31.1	31.1	**30.4**	30.4	30.4
Alsolia		France	Equity	**34.0**	34.0	34.0	**33.8**	33.7	33.9
Altra Banque		France	Equity	**34.0**	34.0	34.0	**34.0**	34.0	34.0
Banca Intesa S.p.a.		Italy	Equity	**17.8**	18.0	18.0	**16.8**	16.9	16.9
Banco del Desarrollo		Chile	Equity	**23.7**	23.7	23.7	**23.7**	23.7	23.7
Bankoa		Spain	Equity	**30.0**	30.0	30.0	**28.5**	28.5	28.5
Banque Chalus		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Banque Finaref		France	Equity	**100.0**	100.0	100.0	**100.0**	100.0	90.0
BES (Banco Espirito Santo)		Portugal	Equity	**8.8**	8.8	8.8	**22.5**	22.5	22.5
BFC Antilles Guyane		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
BFT (Banque Financement et Trésorerie)		France	Full	**100.0**	100.0	94.7	**100.0**	100.0	94.7
BFT Gestion		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	94.7
BGP Indosuez		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
BNI Crédit Lyonnais Madagascar		Madagascar	Full	**51.0**	51.0	51.0	**49.9**	49.8	49.8
C.A Alternative Investment Products Group SGR		Italy	Full	**90.0**	90.0	100.0	**89.9**	89.9	99.1
C.A Alternative Investment Products Group Holding		France	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Alternative Investment Products Group Inc		USA	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Alternative Investment Products Group Ltd (Ex-ISB)		Bermuda	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Alternative Investment Products Group Sas		France	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Asset Management Espana Holding		Spain	Full	**100.0**	100.0	100.0	**98.0**	97.9	99.0
C.A Asset Management Hong Kong Ltd		Hong Kong	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Asset Management Japan Ltd		Japan	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Asset Management Ltd (Ex-Premium)		UK	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Asset Management Sgr Italy		Italy	Full	**100.0**	100.0	100.0	**98.0**	97.9	98.9
C.A Asset Management Singapore Ltd		Singapore	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Investor Services Bank		France	Full	**100.0**	100.0	100.0	**98.4**	99.2	99.2
C.A Investor Services Corporate Trust		France	Full	**100.0**	100.0	100.0	**98.4**	99.0	99.0
C.A.A.M Securities Company Japan KK		Japan	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
CA - Épargne Longue des Salariés	Out[d]	France	Full		100.0	100.0		98.1	100.0
CA Invest. Services Banque Lux.		Luxembourg	Full	**100.0**	100.0	100.0	**98.4**	97.7	97.7
CAAM		France	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A. Asset Management Luxembourg		Luxembourg	Full	**100.0**	100.0		**98.1**	98.0	
CAI Luxembourg		Luxembourg	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAI Merchant Bank Asia Ltd		Singapore	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAI Private Banking Italia Spa		Italy	Full			100.0			97.7
CAI Suisse (Bahamas)	In[1]	Bahamas	Full	**100.0**			**97.8**		
CAI Suisse (Singapore)	In[1]	Singapore	Full	**100.0**			**97.8**		
Caisse régionale Alpes - Provence		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Alsace - Vosges		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Caisse régionale Aquitaine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Atlantique Vendée		France	Equity	**25.1**	25.1	25.1	**25.1**	25.1	25.1
Caisse régionale Brie	Out[d]	France	Equity		25.0	25.0		25.0	25.0
Caisse régionale Calvados		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Centre Est		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Centre France		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Centre Loire		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Centre Ouest		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Champagne - Bourgogne		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Charente Maritime - Deux Sèvres		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Charente - Périgord		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Côtes d'Armor		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale de l'Anjou et du Maine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale des Savoie		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionalee Finistère		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Franche-Comté		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Gard		France	Equity	**25.1**	25.0	25.0	**25.1**	25.0	25.0
Caisse régionale Guadeloupe		France	Equity	**27.2**	27.2	27.2	**27.2**	27.2	27.2
Caisse régionale Ille-et-Vilaine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Loire - Haute-Loire		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Lorraine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Martinique		France	Equity	**28.1**	28.1	28.1	**28.1**	28.1	28.1
Caisse régionale Midi		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Morbihan		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Nord de France		France	Equity	**25.6**	25.6	25.6	**25.6**	25.6	25.6
Caisse régionale Nord Midi Pyrénées		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Nord-Est		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Normand		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Normandie Seine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.1	25.1
Caisse régionale Oise		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Paris et Ile-de-France		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Provence - Côte d'Azur		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Pyrénées Gascogne		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Réunion		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Brie - Picardie		France	Equity	**25.0**	25.2	25.6	**25.0**	25.2	25.2
Caisse régionale Sud Méditerranée		France	Equity	**25.9**	25.9	25.8	**25.9**	25.9	25.8
Caisse régionale Sud Rhône-Alpes		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Toulouse - Midi Toulousain		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Touraine - Poitou		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Val-de-France		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Cal FP (Holding)		UK	Full	**50.0**	50.0	50.0	**75.0**	75.0	75.0
Cal FP Bank		UK	Full	**100.0**	100.0	100.0	**75.0**	75.0	75.0
CAL FP US	Out[c]	USA	Full		100.0	100.0		75.0	75.0
Calyon Australia Ltd		Australia	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Bank Hungary Ltd		Hungary	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon North America Inc.		USA	Full	**100.0**	100.0		**97.8**	97.7	
Calyon Bank Ukraine		Ukraine	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Calyon Bank Czech Republic		Czech Republic	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Bank Slovakia A.S.		Slovakia	Full	**90.0**	90.0	90.0	**88.0**	87.9	87.9
Calyon Holding Italia Due SRL		Italy	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Leasing Corporation		USA	Full	**100.0**	100.0		**97.8**	97.7	
Calyon Polska S.A.		Poland	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Rusbank S.A.		Russia	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon S.A.		France	Full	**97.8**	97.7	97.7	**97.8**	97.7	97.7
Calyon Turk A.S.		Turkey	Full	**100.0**	100.0	100.0	**97.7**	97.7	97.7
Carrefour Servizi Finanziari SPA	In	France	Equity	**40.0**			**23.6**		
CL Développement de la Corse		France	Full	**99.8**	99.8	99.8	**99.8**	99.8	99.8
CLAM Finance		France	Full	**100.0**	100.0		**98.1**	98.1	
CLASI		USA	Full	**100.0**	100.0		**97.8**	97.7	
Cofam		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Cogenec		Monaco	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CPR AM (Ex-CPR Production)		France	Full	**100.0**	100.0	100.0	**98.4**	98.4	100.0
CPR Billets		France	Full	**100.0**	100.0	100.0	**99.9**	99.9	99.9
CPR BK		France	Full	**100.0**	100.0	100.0	**97.8**	97.8	97.8
CPR F		France	Full			87.7			87.7
CPR Online		France	Full	**100.0**	100.0	100.0	**97.8**	100.0	100.0
CPR Private Equity		France	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
CREALFI		France	Full	**51.0**	51.0		**50.7**	50.6	
Credibom		Portugal	Full	**100.0**	100.0	85.0	**99.5**	99.2	84.7
Credigen Bank		Hungary	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
Crédit Agricole Financement		Switzerland	Equity	**44.6**	44.5	44.5	**39.6**	39.5	39.5
Crédit Agricole Indosuez (Egypt) SAE		Egypt	Full	**75.0**	79.6	75.0	**73.3**	79.6	73.3
Crédit Agricole Indosuez (Suisse) SA		Switzerland	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Crédit Agricole Indosuez Mer Rouge		Djibouti	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Crédit Agricole S.A. Securities		Jersey	Full	**99.9**	99.9	99.9	**99.9**	99.9	99.9
Crédit du Maroc		Morocco	Full	**52.6**	51.0	51.0	**51.5**	49.8	49.8
Crédit Foncier de Monaco		Monaco	Full	**77.1**	77.1	77.1	**74.2**	74.2	74.2
Crédit Foncier de Monaco France		France	Full	**100.0**	100.0	100.0	**86.4**	86.4	86.4
Crédit Lyonnais Leasing Cpy Japan		Japan	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Luxembourg		Luxembourg	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Cameroun		Cameroon	Full	**65.0**	65.0	65.0	**63.5**	63.5	63.5
Crédit Lyonnais Congo		Congo	Full	**81.0**	81.0		**79.2**	79.2	
Crédit Lyonnais Sénégal		Senegal	Full	**95.0**	95.0	95.0	**92.9**	92.8	92.8
Crédit Uruguay Banco		Uruguay	Full	**100.0**	100.0	91.1	**100.0**	100.0	91.1
Créditplus (Ex-Beneficial Bank)		Germany	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
CREELIA		France	Full	**100.0**	100.0		**98.1**	98.1	
Dan-Aktiv		Denmark	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
E.P.E.M.		USA	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
EFL Services		Poland	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Emporiki Credicom		Greece	Equity	**50.0**	50.0	50.0	**49.7**	49.6	49.8
Equalt Alternative Asset Management		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Eurofactor AG (Germany)	In[1]	Germany	Full	**100.0**			**98.2**		
Eurofactor SA/NV (Belgium)	In[1]	Belgium	Full	**100.0**			**98.2**		
Eurofactor France		France	Full	**98.2**	98.2		**98.2**	95.6	

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Eurofactor S.A. (Portugal)	In[1]	Portugal	Full	**100.0**			**98.1**		
Eurofactor UK (UK)	In[1]	UK	Full	**100.0**			**98.2**		
Financière Européenne d'Affacturage	In[1]	France	Full	**100.0**			**100.0**		
Finanziaria Indosuez International Ltd		Switzerland	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Finaref AB		Sweden	Full	**100.0**	100.0	90.0	**100.0**	100.0	90.0
Finaref AS		Norway	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref Benelux		Belgium	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref OY		Finland	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref SA		France	Full	**100.0**	100.0	90.0	**100.0**	100.0	90.0
Finaref Securities AB		Sweden	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref Sverige AB		Sweden	Full			100.0			90.0
Finconsum ESC SA		Spain	Equity	**45.0**	45.0	45.0	**44.8**	44.7	44.8
Foncaris		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Fransabank France		France	Equity	**34.0**	34.0	34.0	**34.0**	34.0	34.0
G.F.E.R (Groupement de Financement des Ent. Régionales)		France	Full	**99.9**	99.9	99.9	**99.9**	99.9	99.9
G.P.F (Groupement des Provinces de France)		France	Full	**99.0**	99.0	99.0	**99.0**	99.0	99.0
Gestion Privée Indosuez (G.P.I)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
GIE Attica		France	Equity	**29.3**	29.3	29.3	**46.4**	46.4	46.4
Crédit Lyonnais Group		France	Full	**94.8**	94.8	94.8	**94.8**	94.8	94.8
Inter-Factor Europa (Spain)	In[1]	Spain	Full	**99.9**			**98.1**		
Jotex finans AB		Sweden	Full	**100.0**	100.0		**100.0**	100.0	
LF Investments		USA	Full	**100.0**	100.0		**97.8**	97.7	
Lukas Bank		Poland	Full	**100.0**	100.0	100.0	**100.0**	99.9	99.9
Lukas SA		Poland	Full	**100.0**	100.0	100.0	**100.0**	99.9	99.9
Menafinance		France	Proportional	**50.0**	50.0	50.0	**49.7**	49.6	49.8
Nonghyup-CA		Korea	Proportional	**40.0**	40.0	40.0	**39.3**	39.2	40.0
Ribank		Netherlands	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
S.A. Crédit Agricole (Belgium)		Belgium	Equity	**10.0**	10.0	10.0	**21.9**	21.9	21.9
Sacam Consommation 1		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Sacam Consommation 2		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Sacam Consommation 3		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Sedef		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
Segespar		France	Full	**98.1**	98.1	100.0	**98.1**	98.1	100.0
Sim Spa Selezione e Distribuzione		Italy	Full	**100.0**	100.0	100.0	**98.0**	97.9	98.8
Sircam		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Société Ivoirienne Banque		Ivory Coast	Full	**51.0**	51.0	51.0	**49.9**	49.8	49.8
Sofinco		France	Full	**99.5**	99.2	99.6	**99.5**	99.2	99.6
Sofipaca		France	Equity	**28.3**	28.3	28.3	**27.5**	27.5	27.5
Soflim	Out[c]	France	Full		100.0	100.0		97.7	97.7
Transfact		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Union Gabonaise Banque		Gabon	Full	**56.2**	56.2		**55.0**	55.0	
Wafasalaf		Morocco	Equity	**34.0**	33.7	33.7	**33.8**	33.4	33.6
Stockbrokers									
Altura		Spain	Proportional	**50.0**	50.0	50.0	**48.9**	48.9	48.9
CAI Cheuvreux		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAI Cheuvreux España SA (Ex-ICSESA)		Spain	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
CAIC (S) Pte Ltd	Out[c]	Singapore	Full		100.0	100.0		97.7	97.7
CAIC Futures Ltd	Out[c]	Hong Kong	Full		100.0	100.0		97.7	97.7
CAIC Hong Kong Ltd	Out[c]	Hong Kong	Full		100.0	100.0		97.7	97.7
CAIC International Ltd		UK	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAIC International UK	Out[c]	UK	Full		100.0	100.0		97.7	97.7
CAIC Italia Sim Spa		Italy	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAIC Nordic AB		Sweden	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAIC North America Inc		USA	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAIC Securities Japan Ltd		Japan	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAIC Securities Ltd		Hong Kong	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Financial		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Financial Inc		USA	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Financial Singapore		Singapore	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Securities Japan		Japan	Full	**100.0**	100.0		**97.8**	97.7	
Cholet Dupont Group		France	Equity	**33.4**	33.4	38.6	**32.7**	32.6	37.7
Insurance companies									
Afcalia		France	Full			100.0			100.0
Arès	In	France	Full	**100.0**			**59.0**		
Argence Gestion Assurances		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Assurances du CA Nord – Pas-de-Calais		France	Equity	**45.6**	45.6	45.6	**39.9**	39.9	39.9
Assurances Médicales de France		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Eda		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
Federlux		France	Full	**100.0**	100.0	99.9	**100.0**	100.0	99.9
Finaref Assurances		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref Insurance Limited		Ireland	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref Life Limited		Ireland	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref Risques Divers		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref Vie		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Immobilière Federpierre		France	Full	**99.5**	99.5	99.5	**99.5**	99.5	99.5
Les Assurances Fédérales IARD	In	France	Equity	**40.0**			**40.0**		
Médicale de France		France	Full	**99.8**	99.7	99.7	**99.8**	99.7	99.7
Pacifica		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Predica		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Sopar		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Space Reinsurance Company Limited		Ireland	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Tranquilidade		Portugal	Equity	**33.3**	33.3	33.3	**33.3**	33.3	33.3
Tranquilidade Vida		Portugal	Equity	**29.7**	29.7	29.7	**29.7**	29.7	29.7
Vendome Courtage		France	Full	**99.0**	99.0	99.0	**99.0**	99.0	99.0
Investment companies									
Argence Investissement SAS		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Banco Calyon Brasil		Brazil	Full	**100.0**	100.0		**97.8**	97.7	
Belgium CA SAS		France	Equity	**10.0**	10.0	10.0	**32.8**	32.8	32.8
Bercy Participations		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Bespar		Portugal	Equity	**32.6**	32.6	32.6	**32.6**	32.6	32.6
BFC Holding		France	Full	**99.6**	99.6	99.6	**97.1**	97.1	97.1
CA Centre France Développement		France	Equity	**25.0**	25.0	25.0	**20.8**	20.8	20.8
CA Deveurope BV		Netherlands	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
CA IS Holding		France	Full	**98.4**	100.0		**98.4**	100.0	
CACF Immobilier	In	France	Equity	**25.0**			**25.0**		
CADS Développement		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
CAI BP Holding		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calixte Investissement		France	Equity	**25.0**	25.0		**25.0**	25.0	
Calyon Air Finance SA		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Capital Market Asia BV		Netherlands	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Finance Guernsey		UK	Full	**99.9**	99.9	99.9	**97.7**	97.6	97.6
Calyon Financial Products		UK	Full	**99.9**	99.9	99.9	**97.7**	97.6	97.6
Calyon Global Partners Inc.		USA	Full	**100.0**	100.0		**97.8**	97.7	
CALYON Investment Products Limited		Cayman Islands	Full	**100.0**	100.0		**97.8**	97.7	
Calyon North America Holding		USA	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Securities USA inc.		USA	Full	**100.0**	100.0		**97.8**	97.7	
Calyon Uruguay S.A.		Uruguay	Full	**100.0**	100.0		**97.8**	97.7	
CAPE Holding		France	Full	**100.0**	100.0	99.8	**100.0**	100.0	99.8
Capital Plus		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CLCM International (CLCMI)		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CLIFAP		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CLIM		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CLINFIM		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Cofinep		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Compagnie Française de l'Asie (CFA)		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Crédit Agricole Bourse		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Crédit Agricole Centre Est Immobilier	In	France	Equity	**25.0**			**25.0**		
Crédit Agricole Private Equity		France	Full	**100.0**	100.0		**100.0**	100.0	
Crédit Lyonnais Capital Investissement		France	Full	**99.9**	99.8		**99.9**	99.8	
Crédit Lyonnais Capital Market Plc		UK	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais CL Rouse (USA)	Out[c]		Full		100.0			97.7	
Crédit Lyonnais Global Banking (CLGB)		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Crédit Lyonnais Group Management Ltd		UK	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Invest Ltd		UK	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Property Broadwalk		UK	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Rouse Limited		UK	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Securities		UK	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Securities Asia BV		Hong Kong	Full	**68.5**	77.6		**67.0**	75.8	
Crédit Lyonnais Venture Capital		France	Full	**99.8**	99.8		**99.8**	99.8	
Delfinances		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Doumer Finance SAS		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Doumer Philemon		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Egelant Finance BV	Out[c]	Netherlands	Full		100.0	100.0		97.7	97.7
Equalt Sélection		Ireland	Full	**100.0**	100.0		**78.1**	37.9	
Ester Finance		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Eurazeo		France	Equity	**20.4**	19.9		**15.9**	15.4	
Fininvest		France	Full	**98.3**	98.3	98.3	**96.1**	96.0	96.0
Fletirec		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Gramont Contrepartie Option		France	Full			100.0			97.7

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
I.P.F.O.		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Icauna Finance		France	Equity			25.0			24.4
Icauna SARL		France	Equity			25.0			25.0
ICF Holdings		UK	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Idia Participations		France	Full	**100.0**	100.0	99.8	**100.0**	100.0	99.8
Immarex		France	Full			100.0			97.7
Indosuez Holding UK Ltd		UK	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
L'Esprit Cantal		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Mescas		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Nord Est Agro Partenaires		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Nordic Consumer Finans		Denmark	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Participex		France	Equity	**38.3**	31.9		**18.1**	17.7	
Partran		Portugal	Equity	**33.3**	33.3	33.3	**33.3**	33.3	33.3
Prestimmo		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Rue Impériale		France	Equity			19.9			15.4
Safec		Suisse	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Sepi		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Socadif		France	Equity	**36.2**	36.2	36.2	**31.2**	31.2	31.2
Space Holding (Ireland) Limited		Ireland	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Space Lux		Luxembourg	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Transimmo		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Vauban Finance		France	Equity	**33.3**	33.3	33.3	**31.0**	31.1	31.1
Leasing companies									
Auxifip		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Cardinalimmo	In	France	Full	**49.6**			**48.5**		
Climauto		France	Full	**100.0**	100.0	100.0	**99.7**	99.5	99.7
Ergifrance		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Etica		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Etica Bail		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Europejski Fundusz Leasingowy (E.F.L.)		Poland	Full	**100.0**	99.8	99.8	**100.0**	99.8	99.8
Financière Immobilière Calyon		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Leicer		Spain	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Lixxbail		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Lixxcourtage		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Lixxcredit		France	Full	**99.9**	99.9	99.9	**99.9**	99.7	99.7
Lixxservices		France	Full	**100.0**	99.9	99.9	**99.9**	99.7	99.7
Locam		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
NVA (Négoce Valorisation des actives)		France	Full	**99.9**	99.9	99.9	**99.9**	99.7	99.7
Réunibail		France	Full			52.0			51.8
Réuniroute		France	Full			97.5			51.9
Slibail Energie		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Slibail Immobilier		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Slibail Location Informatique (SLOI)		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Slibail Longue Durée (SLD)		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Slibail Murs		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Sofincar		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
Sofinroute		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Crédit Agricole Leasing		France	Full	**100.0**	99.8	99.8	**100.0**	99.8	99.8
Ucabail Immobilier		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Ucalease		France	Full	**100.0**	100.0	100.0	**99.7**	99.5	99.7
Unicomi		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Unifergie		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Unimat		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Tourist/Travel activities and property development									
Crédit Agricole Immobilier		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
SIS (Société Immobilière de la Seine)		France	Full	**72.9**	72.9	72.9	**79.7**	79.7	79.7
Unimo		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Other									
ABF-AM SAS		France	Full	**100.0**	100.0		**98.1**	98.1	
Adret Gestion		France	Equity	**25.0**	25.0		**25.0**	25.0	
Alcor	In	Hong Kong	Full	**98.3**			**86.0**		
Alli Domes		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Alsace Elite		France	Equity	**25.0**	25.0		**23.7**	23.7	
AMT GIE		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Ca Investor Services Fund Adm.		France	Full	**86.8**	86.8	86.2	**85.3**	86.1	84.1
CA Participations		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
CA Preferred Funding LLC		USA	Full	**100.0**	100.0	100.0	**6.5**	6.5	6.5
Caapimmo 1		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 2		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 3		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 4		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 5		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 6		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
CAI Conseil Sa		Luxembourg	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAI Derivatives Products PLC		Ireland	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAI Preferred Funding		USA	Full	**100.0**	100.0	100.0	**99.2**	99.3	99.3
CAI Preferred Funding II		USA	Full	**100.0**	100.0	100.0	**99.1**	99.2	99.3
Calyon Asia Shipfinance Service Ltd		France	Full	**100.0**	100.0		**97.8**	97.7	
Cedicam		France	Full	**50.0**	50.0	50.0	**62.5**	62.5	62.5
Centre Est Alizée	Out[c]	France	Equity		25.1			25.1	
Centre France Location Immobilière		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Chauray		France	Proportional	**34.0**	34.0	34.0	**33.2**	33.2	33.2
Cisa Sa		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CA Brasil Private Management		Brazil	Full	**100.0**	100.0		**97.8**	98.1	
CLAM IMMOBILIER		France	Full	**100.0**	100.0		**98.1**	98.1	
CPR Compensation (CPRC)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CPR Gestion (CPRG)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CPR Holding (CPRH)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CPR Investissement (INVT)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CPRA (FIGE)		France	Full			100.0			99.9
CPRAAMI		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CPRB (ETNB)		France	Full			100.0			99.9
Creagrisere		France	Equity	**25.0**	25.0	25.0	**22.8**	22.8	22.8

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Crédit Agricole Alternative Invest. Products Serv. Inc		USA	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
Crédit Lyonnais L B 01		France	Full	**100.0**	100.0		**100.0**	100.0	
Defitech		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Defitech Dauphicom		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Defitech Routage et Communication		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Equalt Convertible Arbitrage Fund		Ireland	Full	**100.0**	100.0	100.0	**96.5**	78.0	75.0
Equalt Core Macro Fund		Ireland	Full	**100.0**	100.0	100.0	**96.6**	80.2	78.4
Equalt Fixed Income Arbitrage Fund	Out[c]	Ireland	Full		100.0	100.0		75.0	37.0
Equalt Fixed Income Arbitrage X 2	Out[c]	Ireland	Full		100.0			86.6	
Equalt Statistical Arbitrage Fund		Ireland	Full	**100.0**	100.0	100.0	**96.4**	90.8	82.4
Equalt Systematic Futures Fund		Ireland	Full	**100.0**	100.0	100.0	**80.0**	57.8	57.4
Europimmo		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Fasnet Luxembourg		Luxembourg	Full	**45.0**	45.0	45.0	**44.3**	44.0	44.0
Finasic		France	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
Fonds ICF IIa		Cayman Islands	Full	**100.0**	100.0		**97.8**	97.7	
Fonds ICF III		Cayman Islands	Full	**100.0**	100.0		**97.8**	97.7	
Force Alsace		France	Equity	**25.0**	25.0		**25.0**	25.0	
Force Lorraine Duo		France	Equity	**25.0**	25.0		**25.0**	25.0	
Force Midi		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Force Oise		France	Equity	**25.0**	25.0		**25.0**	25.0	
Force Toulouse Diversifié		France	Equity	**25.0**	25.0		**25.0**	25.0	
Gard Obligation FCP		France	Equity	**25.1**	25.0		**25.1**	25.0	
GEIE Argence Développement		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
GEIE Argence Management		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Gestimocam		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
GIE Silca	In	France	Full	**100.0**			**99.3**		
Glorious Smart Investments Co Ltd		Taiwan	Full			100.0			97.7
Ical		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Ideam		France	Full	**90.0**	80.0		**88.5**	78.6	
IIF BV (Indosuez International Finance B		Netherlands	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Indosuez Holding SCA II		Luxembourg	Full	**100.0**	100.0	100.0	**99.9**	97.7	100.0
Indosuez Management Luxembourg II		Luxembourg	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Inforsud FM		France	Equity	**25.0**	25.0	25.0	**23.3**	23.3	23.3
Inforsud Gestion		France	Equity	**25.0**	25.0	25.0	**22.1**	22.1	22.1
Korea 21st Century TR		Korea	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
LSF Italian Finance Cpy SRL		Italy	Full	**60.0**	60.0		**58.7**	58.6	
Madison SA		France	Equity			25.0			25.0
Maine Anjou Obligations	Out[c]	France	Equity		25.0			25.0	
Mat Alli Domes		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Mezzasia	In	Hong Kong	Full	**100.0**			**82.4**		
Ozenne Institutionnel		France	Equity	**25.0**	25.0		**24.9**	24.9	
Parfin		France	Full	**99.9**	99.9	99.9	**99.9**	99.9	99.9
Partinvest		Luxembourg	Full			100.0			97.7
Patrimocam		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Patrimocam 2		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Process Lorraine		France	Equity	**25.0**	25.0		**25.0**	25.0	
Progica		France	Equity	**34.0**	34.0	100.0	**34.0**	34.0	100.0
Réunifinance		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
Rivoli Vineuse 1 SAS		France	Full	**100.0**	100.0		**98.1**	98.1	
Routage Express Service		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Saint Georges 2		France	Equity	**25.0**	25.0		**25.0**	25.0	
SARL Prospective Informatique		France	Equity	**25.0**	25.2	25.2	**25.0**	25.2	25.1
SCI Capimo		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI Capucines		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI du Vivarais		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI Groupe Sofinco		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
SCI Hautes Faventines		France	Equity	**25.0**	25.0	25.0	**24.9**	24.9	24.9
SCI La Baume		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
SCI Les Fauvins		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI Les Palmiers du Petit Pérou		France	Equity	**27.2**	27.2	27.2	**27.2**	27.2	27.2
SCI Max Hymans		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
SCI Pasteur 3		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
SCI Paysagère		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI Quentyvel		France	Full	**96.7**	96.7	96.7	**96.7**	96.7	96.7
SCI Raspail		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Scica HL		France	Equity	**25.0**	25.0	25.0	**24.7**	24.7	24.7
Scicam 13		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Segespar Informatique Technique Services		France	Full	**100.0**	100.0	100.0	**97.9**	98.0	96.5
Serves		USA	Full		100.0	100.0		97.7	97.7
SNC Doumer		France	Full	**99.9**	99.9	99.9	**97.7**	97.7	97.7
SNC Haussmann Anjou		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Soaring Eagle Investments Co Ltd		Taiwan	Full			100.0			97.7
Sofinco Participations		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
Sofinrec		France	Full	**99.8**	99.8	99.8	**99.3**	99.0	99.4
Sparkway		France	Equity	**25.0**	25.0		**25.0**	25.0	
SPI SNC		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Sté Immobilière de Picardie		France	Equity	**25.0**	25.2	25.2	**25.0**	25.2	25.2
Sté Picarde de Développement		France	Equity	**25.0**	25.2	25.2	**25.0**	25.2	25.2
Systeia		France	Full	**73.5**	72.5		**72.1**	71.1	
Touraine Poitou Rendement		France	Equity	**25.0**	25.0		**25.0**	25.0	
UI Vavin 1		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Unibiens		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Uni-Édition		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Uniger		France	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
Valris		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6

(a) Included in (In) or excluded from (Out) scope of consolidation.
(c) No longer consolidated as not material or closure.
(d) Merged with another consolidated entity.
(1) Entity previously consolidated under Crédit Lyonnais.

Financial assets at fair value through profit or loss

(in millions of euros)	30/06/2005	31/12/2004 (excl. 32&39 and IFRS 4)
Financial assets held for trading	330,343	
Financial assets designated as at fair value through profit or loss	19,153	
Fair value on balance sheet	**349,496**	

3.1 Financial assets held for trading

(in millions of euros)	30/06/2005	31/12/2004 (excl. 32&39 and IFRS 4)
Loans and advances to customers	205	
Securities received under repurchase agreements	130	
Delivered securities bought under repurchase agreements	75,969	
Securities held for trading	106,121	
- Treasury bills and similar items	41,976	
- Bonds and other fixed-income securities	34,527	
- Shares and other variable-income securities	29,618	
Derivative instruments	147,918	
Fair value on balance sheet	**330,343**	

3.2 Financial assets designated as at fair value through profit or loss

(in millions of euros)	30/06/2005	31/12/2004 (excl. 32&39 and IFRS 4)
Assets backing unit-linked business	17,108	
Securities held for trading	2,045	
- Treasury bills and similar items	155	
- Bonds and other fixed-income securities	445	
- Shares and other variable-income securities	1,445	
Fair value on balance sheet	**19,153**	

Available-for-sale financial assets

(in millions of euros)	30/06/2005	31/12/2004 (excl. 32&39 and IFRS 4)
Securities valued at fair value	**142,937**	
- Treasury bills and similar items	38,732	
- Bonds and other fixed-income securities	87,765	
- Shares and other variable-income securities[1]	16,440	
Total available-for-sale securities	**142,937**	
Total available-for-sale receivables	**1,688**	
Book value of available-for-sale financial assets[2]	**144,625**	

(1) O/w non-consolided investment followed.
(2) O/w continuing impairment on available-for-sale securities and receivables: 2,101 million euros recorded at 30 June 2005.

BREAKDOWN OF NON-CONSOLIDATED

(in millions of euros)	30/06/2005 Book value	30/06/2005 Group ownership interest (%)
BFO	135	99.7
Crédit Logement (A shares)	234	16.5
Crédit Logement (B shares)	217	18.0
Emporiki Bank (Banque Commerciale de Grèce)	190	9.0
Fireca	53	51.0
Sefa	57	100.0
Other	1,940	
Book value of non-consolidated investments	**2,826**	

Due from banks

(in millions of euros)	30/06/2005	31/12/2004 (excl. 32&39 and IFRS 4)
Credit institutions		
Loans and advances	41,769	33,558
Securities received under repurchase agreements	704	694
Delivered securities bought under repurchase agreements	17,935	52,261
Subordinated loans	438	491
Securities not quoted in an active market	125	
Total gross value	**60,971**	**87,004**
Accrued interest	**803**	**459**
Provisions	**434**	**421**
Net value	**61,340**	**87,042**
Crédit Agricole internal transactions		
Current accounts	3,979	3,703
Time deposits and advances	175,999	166,460
Subordinated loans	222	207
Total gross value	**180,200**	**170,370**
Accrued interest	**280**	**225**
Provisions	**75**	**75**
Net value	**180,405**	**170,520**
Net book value	**241,745**	**257,562**

Loans and advances to customers

(in millions of euros)	30/06/2005	31/12/2004 (excl. 32&39 and IFRS 4)
Loans and advances to customers		
Bills discounted	8,432	7,870
Other loans	139,090	130,689
Securities received under repurchase agreements	4,042	8,212
Subordinated loans	321	
Securities not quoted in an active market	2,910	
Assets connected with direct insurance business	954	
Assets connected with reinsurance business	33	
Short-term advances	354	
Debit balances on customer current accounts	11,057	9,877
Total gross value	**167,193**	**156,648**
Accrued interest	**1,358**	**1,254**
Provisions	**7,033**	**5,301**
Net book value	**161,518**	**152,601**
Lease finance		
Property lease finance	5,482	5,465
Equipment leases, rental contracts with purchase option and similar transactions	7,946	7,843
Total gross value	**13,428**	**13,308**
Accrued interest	**218**	**259**
Provisions	**496**	**417**
Net book value	**13,150**	**13,150**
Total	**174,668**	**165,751**

Due from banks and loans and advances to customers: geographical analysis[1]

(in millions of euros)	30/06/2005						31/12/2004 (excl. 32&39 and IFRS 4)					
	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total
France (including overseas departments and territories)	135,164	2,851	1,813	2,549	2,121	136,630	126,481	1,861	1,022	2,212	1,666	127,866
Other European Union countries	47,131	421	255	585	346	47,536	56,266	658	302	585	446	56,761
Rest of Europe	9,282	239	175	104	55	9,395	9,618	108	58	158	128	9,698
North America	12,676	247	53	414	231	13,053	10,038	274	67	499	247	10,497
Central and South America	7,052	211	188	49	21	7,103	6,363	270	181	71	25	6,498
Africa and Middle-East	8,876	177	127	386	326	8,986	8,375	119	83	369	303	8,477
Asia and Pacific (excluding Japan)	8,270	79	29	120	84	8,356	7,395	149	41	139	104	7,538
Japan	4,580	4	1	14		4,597	3,533	19		15		3,567
Other, aggregate[2]	106	5	21			90	20,255	750	593	380	295	20,497
Total gross value	**233,137**	**4,234**	**2,662**	**4,221**	**3,184**	**235,746**	**248,324**	**4,208**	**2,347**	**4,428**	**3,214**	**251,399**
Accrued interest						**2,379**						**1,971**
Provisions for accrued interest						**(568)**						**(577)**
Collective provisions						**(1,549)**						
Book value						**236,008**						**252,793**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk.
(2) At 31/12/2004 (excluding IAS 32 & 39 and IFRS 4), all lease financing and factoring debts were recorded under this heading, including 18,189 million euros in non-doubtful debts, 642 million euros in doubtful debts, 12 million euros in bad debts, 535 million euros in provisions for doubtful debts and 1million euros in provisions for bad debts.

Due from banks and loans and advances to customers: analysis by customer type

(in millions of euros)	30/06/2005						31/12/2004 (excl. 32&39 and IFRS 4)					
	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total
Central government, government agencies and local authorities	6,047	11	10	17	14	6,051	6,651	34	10	42	37	6,680
Financial institutions	80,215	414	371	36	36	80,258	104,310	339	279	31	31	104,370
Individuals and small businesses	70,568	1,782	1,008	2,723	2,215	71,850	59,715	1,293	611	1,915	1,303	61,009
Companies (including insurance companies) and other customers	76,221	2,022	1,249	1,445	919	77,520	58,524	1,945	1,036	2,425	1,911	59,947
Other, aggregate[2]	86	5	24			67	20,512	814	624	381	296	20,787
Total gross value	**233,137**	**4,234**	**2,662**	**4,221**	**3,184**	**235,746**	**249,712**	**4,425**	**2,560**	**4,794**	**3,578**	**252,793**
Accrued interest[1]						**2,379**						
Provisions for accrued interest[1]						**(568)**						
Collective provisions						**(1,549)**						
Book value						**236,008**						**252,793**

(1) At 31/12/2004, accrued interest and provisions for accrued interest were broken down by customer type.
(2) At 31/12/2004, excluding 32&39 and IFRS 4, all lease financing and factoring debts were recorded under this heading, including 18,189 million euros in non-doubtful debts, 642 million euros in doubtful debts, 12 million euros in bad debts, 535 million euros in provisions for doubtful debts and 1million euros in provisions for bad debts.

Securities portfolio

(in millions of euros)	31/12/2004 (excl. 32&39 and IFRS 4)					
	Bonds and other fixed-income securities	Treasury bills and similar items	Shares and other variable-income securities	Participating interests and investments in associates	Other long-term investments	Total
Net book value	**48,489**	**48,474**	**39,126**	**2,407**	**195**	**138,691**

Participating interests and investments in associates accounted for at equity

Investments with a book value of over 50 million euros:

	30/06/2005		31/12/2004 (excl. 32&39 and IFRS 4)	
(in millions of euros)	Equity-accounted value	Income	Equity-accounted value	Income
Financial-sector companies:	**14,040**	**740**	**13,505**	**1,146**
Al Bank Al Saudi Al Fransi	407	51	337	70
B.E.S.	432	34	388	34
Regional Banks and subsidiaries	9,542	447	8,983	729
Banca Intesa SpA	3,393	192	3,605	303
Tranquilidade - Tranquilidade Vida[1]	91	10	74	12
Other	175	6	118	(2)
Non-financial companies:	**490**	**(2)**	**421**	**12**
Partran	(104)	0	(126)	(1)
Eurazeo	523	(5)	473	5
Other	71	3	74	8
Net book value	**14,530**	**738**	**13,926**	**1,158**

(1) As Tranquilidade Vida is life insurance companie, it has been reclassified as financial-sector companies.

Property, plant and equipment and intangibles (excluding goodwill)

(in millions of euros)	31/12/2004 (excl. 32&39 and IFRS 4)	01/01/2005	Changes in scope of consolidation	Increases (acquisitions, business combinations)	Decreases (redemptions and disposals)	Translation adjustments	Other movements	Balance at 30/06/2005
Property, plant and equipment								
Gross value	4,826	4,352	49	188	(286)	28	48	4,379
Accrued interest[1]	9	9					(9)	0
Depreciation and provisions	(2,283)	(2,034)	(14)	(157)	155	(19)	(7)	(2,076)
Net book value	**2,552**	**2,327**	**35**	**31**	**(131)**	**9**	**32**	**2,303**
Intangible assets								
Gross value	1,336	1,247	25	114	(153)	6	4	1,243
Amortisation and provisions	(813)	(784)	4	(74)	69	(4)	19	(770)
Net book value	**523**	**463**	**29**	**40**	**(84)**	**2**	**23**	**473**

(1) Accrued rents on assets let to third parties.

Goodwill

(in millions of euros)	31/12/2004 (excl. 32&39 and IFRS 4)	01/01/2005	Increases (Acquisitions)	Diminutions (Cessions)	Impairment losses over the period	Translation adjustment	Other movements	30/06/2005
Gross value								
Calyon (Suisse) SA	497	497						497
E.F.L.	196	196						196
Lukas	265	265						265
Sofinco	436	436						436
Finaref Group	2,121	2,121						2,121
Crédit Lyonnais Group	5,217	5,217	17				(10)	5,224
Calyon Group	1,785	1,785						1,785
Predica Group	483	483						483
Segespar Group	1,898	1,898	2					1,900
Crédit Agricole Leasing Group	160	160						160
Accumulated impairment losses								
E.F.L.	(24)	(24)						(24)
Net value (breakdown)	**13,034**	**13,034**	**19**	**0**	**0**	**0**	**(10)**	**13,043**
Other entities	310	310	3				6	319
Accumulated impairment losses (other entities)	(21)	(21)						(21)
Net value - other entities	**289**	**289**	**3**	**0**	**0**	**0**	**6**	**298**
Net book value	**13,323**	**13,323**	**22**	**0**	**0**	**0**	**(4)**	**13,341**

Provisions deducted from assets

(in millions of euros)	31/12/2004 (excl. 32&39 and IFRS 4)	01/01/2005	Changes in scope of consolidation	Charges	Write-backs	Amount used	Translation adjustments	Other movements	30/06/2005
Interbank loans	496	492		29	(66)		22	32	509
Customer loans	5,301	7,046	102	726	(991)		200	(50)	7,033
- of which: collective provisions		1,396	(3)	21	(7)		76	66	1,549
Lease finance	417	461	(2)	85	(56)			8	496
Other assets[1]	1,785	113		4	(9)		2	4	114
Total	**7,999**	**8,112**	**100**	**844**	**(1,122)**	**0**	**224**	**(6)**	**8,152**

(1) Including 798 million euros in provisions for securities portfolios (available-for-sale, portfolio and held-to-maturity securities) and 834 million euros in provisions for participating interests and other long-term investments at 31/12/2004 (excluding 32&39 and IFRS 4).

Financial liabilities at fair value through profit and loss classified as held for trading

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
Financial liabilities held for trading	**287,678**	
- Securities	59,429	
- Derivatives	146,414	
- Other liabilities	81,835	
Fair value on balance sheet	**287,678**	

Due to banks

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
Banks		
Loans and advances	70,114	60,442
Securities sold under repurchase agreements	7,170	6,362
Securities held under repurchase agreements	8,183	60,615
Total gross value	**85,467**	**127,419**
Accrued interest	**864**	**764**
Value on balance sheet	**86,331**	**128,183**
Crédit Agricole internal transactions		
Current accounts in credit	3,925	4,902
Time loans and advances	9,565	9,197
Total gross value	**13,490**	**14,099**
Accrued interest	**168**	**187**
Book value	**13,658**	**14,286**
Book value of amounts due to banks	**99,989**	**142,469**

Customer accounts

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
Current accounts in credit	49,764	47,614
Special savings accounts	194,316	188,519
Other debts to customers	53,889	53,028
Securities sold under repurchase agreements	6,222	14,465
Liabilities connected with direct insurance business	211	
Liabilities connected with reinsurance business	531	
Cash deposits received from cedants and retrocessionnaires against technical insurance commitments	18	
Total gross value	**304,951**	**303,626**
Accrued interest	**3,505**	**1,566**
Book value	**308,456**	**305,192**

16.1 Customer accounts: geographical analysis

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
France (including overseas departments and territories)	248,591	256,879
Rest of European Union countries	19,711	16,837
Rest of Europe	6,867	4,284
North America	4,879	5,678
Central and South America	3,122	3,817
Africa and Middle East	9,237	8,841
Asia and Pacific (excluding Japan)	5,979	4,590
Japan	6,448	2,321
Other, aggregate	117	379
Total gross value	**304,951**	**303,626**
Accrued interest	**3,505**	**1,566**
Book value	**308,456**	**305,192**

16.2 Customer accounts: analysis by customer type

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
Central government, government agencies and local authorities	7,543	3,869
Financial institutions	23,987	35,273
Individuals and small business customers	239,025	227,352
Corporates (including insurance companies) and other customers	33,637	37,132
Other, aggregate	759	0
Total gross value	**304,951**	**303,626**
Accrued interest	**3,505**	**1,566**
Book value	**308,456**	**305,192**

Debt securities in issue and subordinated debt

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
Debt securities in issue		
Interest-bearing notes	282	178
Money-market instruments	1,405	1,776
Negotiable debt securities:		
- Issued in France	34,886	36,238
- Issued in other countries	38,938	39,529
Bonds	3,345	21,989
Other debt securities in issue	2,084	108
Total gross amount	**80,940**	**99,818**
Accrued interest	**1,681**	**1,214**
Total	**82,621**	**101,032**
Subordinated debt		
Fixed-term subordinated debt	11,978	10,999
Perpetual subordinated debt	7,938	6,889
Mutual security deposits	45	
Participating securities and loans		237
Total gross amount	**19,961**	**18,125**
Accrued interest	**242**	**345**
Total	**20,203**	**18,470**
Value on balance sheet	**102,824**	**119,502**

General reserves for risks and expenses

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
Financing commitment execution risks	340	374
Operational risks	65	54
Employee, retirement and similar benefits	655	605
Litigation	633	543
Negative net assets of unconsolidated interests	126	117
Restructuring	32	52
Synergy-related costs (see note 27)	452	600
Home purchase savings plans	837	787
Other	952	2,463
Book value	**4,092**	**5,595**

Interest income and expense

(in millions of euros)	30/06/2005	30/06/2004 Excl. 32&39 and IFRS 4	31/12/2004 Excl. 32&39 and IFRS 4
Loans and advances to banks	1,440	2,061	5,217
Crédit Agricole internal transactions	2,968	2,835	5,729
Loans and advances to customers	4,234	4,243	9,199
Accrued interest receivable on available-for-sale financial assets	2,275		
Accrued interest receivable on held-to-maturity financial assets	786		
Accrued interest receivable on hedging instruments	4,981		
Bonds and other fixed-income securities		1,283	2,063
Lease finance	778	718	1,648
Other interest and similar income	165	30	128
Interest receivable	**17,627**	**11,170**	**23,984**
Deposits by banks	(2,284)	(2,538)	(7,368)
Crédit Agricole internal transactions	(707)	(400)	(809)
Customer accounts	(3,679)	(4,223)	(8,157)
Held-to-maturity financial assets	(26)		
Available-for-sale financial assets	(357)		
Bonds and other fixed-income securities		(1,587)	(3,326)
Debt securities in issue	(2,102)		
Subordinated debt	(481)		
Accrued interest payable on hedging instruments	(4,655)		
Lease finance	(428)	(376)	(967)
Other interest and similar income		(225)	(404)
Interest payable	**(14,719)**	**(9,349)**	**(21,031)**

Net gains or losses on financial instruments at fair value through profit or loss

(in millions of euros)	30/06/2005
Dividends received	17
Unrealised or realised gains or losses on financial assets/liabilities at fair value through profit or loss	3,320
Profit or loss on currency transactions and similar financial instruments	309
Ineffective component of fair value hedges	14
Ineffective component of cash flow hedges	1
Net gains or losses on financial instruments at fair value through profit or loss	**3,661**

Net gains or losses on available-for-sale financial assets

(in millions of euros)	30/06/2005
Dividends received	386
Gains or losses on disposal of available-for-sale financial assets	244
Losses on lastingly impaired securities (variable-income securities)	(17)
Gains or losses on disposal of held-to-maturity financial assets	5
Net gains or losses on available-for-sale financial assets	**618**

Net commission and fee income

	30/06/2005			30/06/2004 Excl. 32&39 and IFRS 4			31/12/2004 Excl. 32&39 and IFRS 4		
(in millions of euros)	Income	Expenses	Net	Income	Expenses	Net	Income	Expenses	Net
Interbank transactions	137	(81)	56	80	(57)	23	167	(91)	76
Crédit Agricole internal transactions	59	(309)	(250)	51	(279)	(228)	108	(555)	(447)
Customer accounts	814	(138)	676	818	(236)	582	1,535	(313)	1,222
Securities transactions	251	(105)	146	150	(113)	37	540	(168)	372
Foreign exchange transactions	10	(6)	4	10	(3)	7	25	(24)	1
Financial future and forward instruments and options and other off-balance sheet transactions	323	(63)	260	84	(18)	66	120	(78)	42
Banking and financial services:				1,852	(1,063)	789	3,533	(2,309)	1,224
- Net revenue from mutual fund management	904	(87)	817	N/A	N/A	N/A	N/A	N/A	N/A
- Net revenue from payment systems	284	(177)	107	N/A	N/A	N/A	N/A	N/A	N/A
- Other	600	(777)	(177)	N/A	N/A	N/A	N/A	N/A	N/A
Net commission and fee income	**3,382**	**(1,743)**	**1,639**	**3,045**	**(1,769)**	**1,276**	**6,028**	**(3,538)**	**2,490**

Net income and expenses related to other activities

(in millions of euros)	30/06/2005	30/06/2004 (Excl. 32&39 and IFRS 4)	31/12/2004 (Excl. 32&39 and IFRS 4)
Gains or losses on fixed assets not used in operations	45	(7)	17
Policyholders' with-profits entitlement[1]	(2,448)		
Other net income from insurance activities	4,766		
Change in insurance technical reserves	(4,862)		
Other net income (expenses)	367	(6)	(16)
Net change in provisions	**(2,132)**	**(13)**	**1**

(1) Financial income from these policies is recognised according to the type of security in net banking income (available-for-sale securities, securities at fair value, etc.).

Risk-related costs

(in millions of euros)	30/06/2005	30/06/2004 (Excl. 32&39 and IFRS 4)	31/12/2004 (Excl. 32&39 and IFRS 4)
Charge to provisions	**(1,106)**	**(968)**	**(2,286)**
Provisions for impairment of loans	(723)	(709)	(1,732)
Provisions for impairment of held-to-maturity securities (excluding interest-rate risk)	(2)		
Reserves for liabilities and charges	(381)	(259)	(554)
Write-backs of provisions	**813**	**689**	**1,843**
Provisions for impairment of loans	632	469	1,121
Provisions for impairment of held-to-maturity securities (excluding interest-rate risk)	18		
Reserves for liabilities and charges	163	220	722
Net change in provisions	**(293)**	**(279)**	**(443)**
Bad debts written off - not provided for	(59)	(47)	(127)
Recoveries on bad debts written off	87	57	112
Other losses	4		(7)
Risk-related costs	**(261)**	**(269)**	**(465)**

Gains or losses on other assets

(in millions of euros)	30/06/2005	30/06/2004 (Excl. 32&39 and IFRS 4)	31/12/2004 (Excl. 32&39 and IFRS 4)
Property, plant and equipment and intangible assets used in operations	**13**	**6**	**17**
Gains on disposal	24	9	27
Losses on disposal	(11)	(3)	(10)
Consolidated equity investments	**8**	**47**	**70**
Gains on disposal	8	47	70
Losses on disposal			
Gains or losses on other assets	**21**	**53**	**87**

Integration-related costs

(in millions of euros)	30/06/2005			30/06/2004 (Excl. 32&39 and IFRS 4)	31/12/2004 (Excl. 32&39 and IFRS 4)
	Costs provided for net of provisions	Costs not provided for booked during the year	Total cost	Total cost	Total cost
Costs charged to income excluding losses covered by provisions[1]	**30**	**114**	**144**	**171**	**551**
Of which:					
- Synergy-related costs	30	114	144	166	528
- Other integration-related costs			0	5	23
Synergy-related costs charged to shareholders' equity (identifiable liabilities)					
Total synergy-related costs	**30**	**114**	**144**	**166**	**528**
Of which:					
- Personnel costs	22	16	38	86	234
- IT costs	(2)	41	39	9	92
- Property-related costs	14	25	39	6	87
- Other costs	(4)	32	28	65	115

(1) In addition, €149 million in provisions for synergy-related costs was used in the first half of 2005.

Integration has led to cost savings or «synergies», by combining business operations, spreading investment costs, pooling resources, sharing fixed costs, etc. To achieve these objectives, specific action has been taken, the nature and cost of which is presented above. Other integration-related costs include costs incurred by the merger which are not directly synergy-generating.

Tax

28.1 Deferred tax charges

(in millions of euros)	30/06/2005	30/06/2004 (Excl. 32&39 and IFRS 4)	31/12/2004 (Excl. 32&39 and IFRS 4)
Current tax charge	(419)	(273)	(678)
Deferred tax charge	(122)	(273)	(144)
Tax charge for the period	**(541)**	**(546)**	**(822)**

28.2 Reconciliation of theoretical tax rate and effective tax rate

	Basis	Tax rate	Tax
Profit before tax, goodwill charges and share in income of equity affiliates	1,844	34.93%	(644)
Impact of permanent timing differences		6.24%	(115)
Impact of different tax rates on foreign subsidiaries		(5.42%)	100
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		(1.95%)	36
Impact of tax rate on long-term capital gains		0.22%	(4)
Impact of other items		(4.66%)	86
Effective tax rate and tax charge		**29.34%**	**(541)**

Analysis of income by business line at 30 June 2005[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management & other activities	Total
Net banking income	**1,737**	**1,196**	**1,529**	**2,152**	**152**	**(72)**	**6,694**
Operating expenses	(1,240)	(632)	(688)	(1,363)	(129)	(411)	**(4,463)**
Gross operating income	**497**	**564**	**841**	**789**	**23**	**(483)**	**2,231**
Risk-related costs	(72)	(183)	4	24	(13)	(21)	**(261)**
Operating income	**425**	**381**	**845**	**813**	**10**	**(504)**	**1,970**
Share in net income of equity affiliates	444	2	13	52	230	(3)	**738**
Net income from other assets				3		18	**21**
Integration-related costs		(18)	(30)	(40)		(56)	**(144)**
Change in value of goodwill			(2)				**(2)**
Pre-tax income	**869**	**365**	**826**	**828**	**240**	**(545)**	**2,583**
Corporate income tax	(198)	(123)	(262)	(192)		234	**(541)**
Net income	**671**	**242**	**564**	**636**	**240**	**(311)**	**2,042**
Minority interests	6	13	6	34	11	107	**177**
Group share	**665**	**229**	**558**	**602**	**229**	**(418)**	**1,865**

(1) The above analysis was derived in part from management information systems.

Insurance activities

30.1 Analysis of insurance companies' investments

(in millions of euros)	30/06/2005			31/12/2004 (Excl. 32&39 and IFRS 4)		
	Gross value	Net value	Realisable value	Gross value	Net value	Realisable value
1. Property investments (incl. assets in progress)	4,050	4,029	4,031	3,523	3,508	4,034
2. Equities and other variable-income securities other than mutual funds	6,887	6,744	6,771	4,310	4,214	4,733
3. Mutual funds other than those in category 4 (below)	13,630	13,562	13,635	13,234	13,234	13,585
4. Mutual funds invested exclusively in fixed-income securities	11,120	11,119	11,113	8,774	8,774	9,934
5. Bonds and other fixed-income securities	102,437	103,117	104,130	92,754	93,493	101,292
6. Mortgage loans	4	4	4	4	4	4
7. Other loans and similar items	292	292	292	353	353	353
8. Deposits with ceding companies	402	446	484	264	311	354
9. Other deposits, cash collateral deposits and other investments	44	51	44	141	141	156
10. Assets backing unit-linked business	17,108	17,108	17,108	15,593	15,593	15,593
Total	**155,974**	**156,472**	**157,612**	**138,950**	**139,625**	**150,038**
Consolidation adjustments		**(1,169)**			**(1,737)**	
Reinsurers' share in technical reserves					671	
Net value		**155,303**			**138,559**	

30.2 Analysis of insurance companies' technical reserves

	30/06/2005			31/12/2004 Excl. 32&39 and IFRS 4		
(in millions of euros)	Life	Non-life	Total	Life	Non-life	Total
Unearned premiums reserve	16	501	517	9	392	401
Life reserve	120,967		120,967	114,695		114,695
Claims reserve	1,665	887	2,552	1,155	859	2,014
With-profits reserve	12,988	23	13,011	3,134	48	3,182
Equalisation reserves					8	8
Other technical reserves	484	6	490	395	460	855
Total excluding unit-linked technical reserves	**136,120**	**1,417**	**137,537**	**119,388**	**1,767**	**121,155**
Unit-linked technical reserves	15,644		15,644	14,425		14,425
Total technical reserves	**151,764**	**1,417**	**153,181**	**133,813**	**1,767**	**135,580**
Reinsurers' share in technical reserves	(655)	(201)	(856)	(506)	(165)	(671)
Net technical reserves	**151,109**	**1,216**	**152,325**	**133,307**	**1,602**	**134,909**

Transition of income statement from French GAAP to IFRS (Excl. IAS 32&39 and IFRS 4) at 30 June 2004

31.1 Transition of income statement from French GAAP to IFRS (Excl. IAS 32&39 and IFRS 4)

(in millions of euros)	French GAAP 30/06/2004	IFRS reclassifications	Impact on income	IFRS 30/06/2004 (excluding IAS 32&39 and IFRS 4)
Net banking income	**6,298**	**(6)**	**30**	**6,322**
General operating expenses	(4,083)	5	(3)	(4,081)
Charges to/Write-backs of depreciation, amortisation and provisions on fixed assets used in operations	(258)		6	(252)
Gross operating income	**1,957**	**(1)**	**33**	**1,989**
Risk-related costs	(324)	55	0	(269)
Operating income	**1,633**	**54**	**33**	**1,720**
Share in income of equity affiliates	536		49	585
Gains or losses on other assets	44		9	53
Integration-related costs	(171)		0	(171)
Exceptional items	(1)	1	0	
Change in value of goodwill	(347)		338	(9)
Reversals from Fund for General Banking Risks	55	(55)	0	
Pre-tax income	**1,749**	**0**	**429**	**2,178**
Corporate income tax	(517)		(29)	(546)
Net income for the period	**1,232**	**0**	**400**	**1,632**
Minority interests	157		0	157
Net income - Group share	**1,075**	**0**	**400**	**1,475**

31.2 Detail of IFRS impact by type at 30 June 2004 (Excl. IAS 32&39 and IFRS 4)

(in millions of euros)	**Impact before tax - Group share**
Net income - Group share under French GAAP at 30 June 2004	**1,075**
Positive and negative goodwill	338
Treasury shares	(5)
Other	18
Share of IAS/IFRS impact of equity associates	49
IFRS impact (excl. IAS 32&39 and IFRS 4)	**400**
Net income - Group share under IFRS at 30 June 2004 (excl. IAS 32&39 and IFRS 4)	**1,475**

Investments, disposals and financing transactions

As a supplement to the financial statements for credit institutions as defined by CRB Regulation 91.03, in this Note, the Crédit Agricole S.A. Group presents and comments on cash flows associated with its largest capital transactions (other than ordinary transactions and currency transactions) during the first half of 2005 and the full year 2004. These items reflect implementation of the Group's financial management policy, which is described in the notes to the management report.

	H1 2005	FY 2004
Financial assets and equity investments:		
Acquisition of shares in subsidiaries:	€384 million	€606 million

During the first half of 2005, the Crédit Agricole S.A. Group's main acquisitions included the remaining 10% interest in Finaref SA and Finaref AB, under the terms of an agreement signed on 31 December 2004, with an effective payment date of 27 January 2005.

During 2004, acquisitions made by the Crédit Agricole S.A. Group mainly included an additional 14.5% stake in Finaref SA and Finaref AB and the acquisition of 49.1% of Eurofactor from Euler.

	H1 2005	FY 2004
Disposal of shares in subsidiaries:	None	€766 million

During 2004, disposals primarily included disposals of shares in Financère Laperouse, Banque Libano-Française SAL and LACIM.

	H1 2005	FY 2004
Acquisitions of investments in equity affiliates:	€56 million	None

During the first half of 2005, the Crédit Agricole S.A. Group, via Pacifica, increased its equity interest in the AGF Group's Assurances Fédérales IARD subsidiary to 40%.

	H1 2005	FY 2004
Disposals of investments in equity affiliates:	None	None
Property, plant and equipment and intangible assets:		
Acquisitions of property, plant and equipment:	€302 million	€635 million

The Crédit Agricole S.A. Group did not complete any material transactions during the first half of 2005 or during FY 2004.

	H1 2005	FY 2004
Disposals of property, plant and equipment:	€228 million	€306 million

The Crédit Agricole S.A. Group did not complete any material transactions during the first half of 2005 or during FY 2004.

	H1 2005	FY 2004
Capital market transactions:		
Issues of capital market instruments:	None	None
Disposals or redemptions of capital market instruments:	None	None
Dividend payments:	€805 million	€1,419 million

Dividend payments include 521 million euros paid in the first half of 2005 and 1,234 million euros paid in 2004 by Crédit Agricole S.A. to its shareholders. The amount paid during 2004 includes 433 million euros for interim dividends for 2004. This amount also includes 284 million euros paid in the first half of 2005 and 185 million euros paid in 2004 to minority shareholders for preferred shares.

	H1 2005	FY 2004
Long-term financing:		
Issues of subordinated notes:	€1,597 million	€846 million

During the first half of 2005, Crédit Agricole S.A. issued 531 million euros in subordinated notes maturing in 2017 (February 2005), 466 million euros in perpetual subordinated notes (June 2005) and 600 million euros in deeply subordinated notes (February 2005).

During 2004, Crédit Agricole S.A. floated two term subordinated notes issues in December, one for 450 million euros maturing in 2006, the other for 396 million euros maturing in 2016.

	H1 2005	FY 2004
Redemptions of subordinated notes:	€354 million	€1,157 million

The Group redeemed 354 million euros in subordinated notes during the first half of 2005 and 1,157 million euros during 2004.

Report on the partial audit of the consolidated interim accounts

(Article L. 232-7 of the Code de commerce and Article 297-1 of the Decree of 23 March 1967)

Six months from 1 January to 30 June 2005

To the Shareholders,

In our capacity as Statutory Auditors and in compliance with Article L. 232-7 of the Code de commerce:
- we conducted a partial audit of the consolidated statement of operations and income, presented in the form of consolidated interim accounts for the Crédit Agricole S.A. Group, for the six months from 1 January to 30 June 2005;
- we reviewed the information provided in the management report for the first half.

These consolidated interim accounts are the responsibility of your Board of Directors. Our responsibility is to express an opinion on these accounts on the basis of our limited audit.

In view of the conversion to International Financial Reporting Standards adopted by the European Union in respect of preparation of the consolidated financial statements for the full year 2005, for the first time, the consolidated interim accounts have been prepared by applying the recognition and measurement principles set out in International Financial Reporting Standards as adopted by the European Union, in the form of interim accounts as defined by the General Regulations issued by the AMF. For purposes of comparison, they include data for the full year 2004 and the first half of 2004 that have been restated in accordance with those rules, with the exception of IAS 32, IAS 39 and IFRS 4, which have been applied since 1 January 2005, in accordance with the election allowed by IFRS 1.

We conducted our audit in accordance with French auditing standards. Those standards require that we plan and perform the partial audit so as to obtain a degree of assurance, which is not as high as that obtained through a full audit, that the consolidated interim accounts are free of material misstatements. An audit of this type does not include performing all the examinations required for a full audit, but is confined to conducting the analyses and obtaining the information we deemed to be necessary from the management and the appropriate persons.

Based on our partial audit, we have identified no material misstatements that call into question the fairness and accuracy of the consolidated interim accounts, which were prepared in accordance with the presentation and disclosure rules applicable to interim accounts as defined by the General Regulations issued by the AMF and in accordance with the recognition and measurement principles set out in the International Financial Reporting Standards adopted by the European Union and described in the accompanying Notes.

Without qualifying the opinion expressed above, we draw your attention to the following:

- the introductory note to the financial statements, which describes the principles applied to the presentation of the consolidated interim accounts; these accounts do not include all information required under IFRS as adopted by the European Union and that would be necessary to provide, in accordance with these standards, a fair view of the assets, liabilities, financial position and results of the companies included in the consolidated entity;
- the introductory note to the financial statements, which describes the reasons why the comparative information that will be presented in the *consolidated financial statements for the year ending 31 December 2005 and in the consolidated financial statements for the six months ended* 30 June 2006 may differ from that presented in the accounts accompanying this report;
- the introductory note to the financial statements, which describes the option allowed under IFRS 1 and that the Crédit Agricole S.A. Group has elected for, whereby comparative information on financial instruments does not have to be restated in accordance with IAS 32, IAS 39 and IFRS 4, which have been applied since 1 January 2005.

In accordance with French auditing standards, we have also reviewed the information contained in the report on the consolidated interim accounts on which we conducted our partial audit.

We have no matters to report with respect to the fairness of such information and its consistency with the consolidated interim accounts.

Neuilly-sur-Seine, 15 September 2005

The Auditors

PRICEWATERHOUSECOOPERS AUDIT

Gérard Hautefeuille

BARBIER FRINAULT & AUTRES
ERNST & YOUNG

Valérie Meeus

CONSOLIDATED FINANCIAL INFORMATIONS TO 30 JUNE 2005 WITH COMPARATIVE FIGURES UNDER COMPARABLE STANDARDS

(Comparison data have not been reviewed by the auditors)

CONSOLIDATED INCOME STATEMENTS

at 30 June 2005, 30 June 2004 and 31 December 2004

(in millions of euros)	Notes	30/06/2005	30/06/2004 (Incl. IAS 32&39 and IFRS 4)	31/12/2004 (Incl. IAS 32&39 and IFRS 4)
Interest receivable and similar income	20	17,627	16,153	33,973
Interest payable and similar expense	20	(14,719)	(12,113)	(26,500)
Net commission and fee income	23	1,639	1,456	2,865
Net gains (losses) on financial instruments at fair value through profit or loss	21	3,661	1,563	4,152
Net gains (losses) on available-for-sale financial assets	22	618	685	1,449
Net income (expenses) related to other activities	24	(2,132)	(1,470)	(3,832)
Net banking income		**6,694**	**6,274**	**12,107**
General operating expenses		(4,242)	(4,017)	(8,068)
Depreciation, amortisation and charges to provisions for impairment of tangible and intangible fixed assets		(221)	(256)	(511)
Gross operating income		**2,231**	**2,001**	**3,528**
Risk-related costs	25	(261)	(309)	(575)
Operating income		**1,970**	**1,692**	**2,953**
Share of net income of equity affiliates	10	738	580	1,169
Net gains (losses) on other assets	26	21	(19)	37
Integration-related costs	27	(144)	(164)	(552)
Change in value of goodwill		(2)	(10)	(55)
Pre-tax income		**2,583**	**2,079**	**3,552**
Corporate income tax	28	(541)	(502)	(754)
Net income		**2,042**	**1,577**	**2,798**
Minority interests		177	157	297
Net income - group share	29	**1,865**	**1,420**	**2,501**
Annualised net income per share (in euro)		2.583	1.952	1.723

CONSOLIDATED BALANCE SHEETS

at 30 June 2005 and 31 December 2004

ASSETS

(in millions of euros)	Notes	30/06/2005	31/12/2004 (Incl. IAS 32&39 and IFRS 4)
Cash, due from central banks and french postal system		18,918	23,585
Financial assets at fair value through profit or loss classified as held for trading	3, 3.1, 3.2	349,496	290,856
Derivative financial instruments		9,542	497
Available-for-sale financial assets	4	144,625	134,819
Due from banks	5, 7, 8, 13	241,745	210,261
Loans and advances to customers	6, 7, 8, 13	174,668	163,705
Valuation adjustment on portfolios of hedged items		5,619	4,584
Held-to-maturity financial assets		20,365	18,973
Tax assets		6,432	5,244
Prepayments, accrued income and sundry assets		57,860	47,318
Participating interests and investments in affiliates accounted for at equity	10	14,530	13,825
Investment property		3,279	3,335
Property, plant and equipment	11	2,303	2,327
Intangible assets	11	473	463
Goodwill	12	13,341	13,323
Total assets		**1,063,196**	**933,115**

LIABILITIES & SHAREHOLDERS' EQUITY

(in millions of euros)	Notes	30/06/2005	31/12/2004 (Incl. IAS 32&39 and IFRS 4)
Due to central banks and current accounts with french postal system		800	504
Financial liabilities at fair value through profit or loss classified as held for trading	14	287,678	206,483
Derivative financial instruments		10,044	1,114
Due to banks	15	99,989	89,438
Customer accounts	16, 16.1, 16.2	308,456	297,876
Debt securities in issue	17	82,621	93,068
Hedging reserve		3,645	3,288
Tax liabilities		6,528	4,762
Accruals, deferred income and sundry liabilities		54,287	41,916
Insurance companies' technical reserves	30	153,181	141,793
General reserves for risks and expenses	18	4,092	4,103
Subordinated liabilities	17	20,203	18,772
Shareholders' equity		31,672	29,998
- Shareholders' equity - group share		27,730	26,110
Capital and capital reserves		17,133	17,240
Consolidated reserves		7,086	5,236
Unrealised or deferred gains or losses		1,646	1,133
Net income for the year		1,865	2,501
- Minority interests		3,942	3,888
Total liabilities & shareholders' equity		**1,063,196**	**933,115**

CHANGE IN SHAREHOLDERS' EQUITY

(in millions of euros)	Capital and capital reserves			Consolidated reserves - Group share	After-tax unrealised or deferred gains/(losses)			Net income - Group share	Total shareholders' equity - Group share	Shareholders' equity - minority interests' share
	Capital	Premiums & Reserves	Elimination of treasury shares		On foreign exchange	Change in fair value of available-for-sale assets	Change in fair value of hedging derivatives			
Shareholders' equity at 31 December 2004 (Excl. 32 & 39 and IFRS 4)	**4,418**	**22,388**	**(558)**	**26,248**	**(53)**				**26,195**	**3,858**
Impact from adoption of IFRS (32 & 39 and IFRS 4))		**(1,271)**		**(1,271)**		**1,150**	**36**		**(85)**	**30**
Shareholders' equity at 1 January 2005[1]	**4,418**	**21,117**	**(558)**	**24,977**	**(53)**	**1,150**	**36**		**26,110**	**3,888**
Movements connected with shareholder relationships										
- Change in treasury shares			(61)	(61)					(61)	
- Dividends paid in 2005		(954)		(954)					(954)	(284)
- Dividends received from Regional Banks and subsidiaries		141		141					141	
Effect of acquisitions/disposals on minority interests										**(64)**
Unrealised gains/losses in H1-2005										
- Change in value of available-for-sale securities						252			252	
- Cash-flow hedging							31		31	
Share of changes in equity of associated enterprises accounted for under the equity method		**141**		**141**					**141**	
Change in foreign exchange translation adjustment					**230**				**230**	**212**
Other changes		**(25)**		**(25)**					**(25)**	**13**
Net income at 30 June 2005								**1,865**	**1,865**	**177**
Shareholders' equity at 30 June 2005	**4,418**	**20,420**	**(619)**	**24,219**	**177**	**1,402**	**67**	**1,865**	**27,730**	**3,942**

(1) Shareholders' equity at 1 January 2005 (including IAS 32-39 and IFRS 4) reported in the 22 April 2005 presentation on the impact from conversion to IAS/IFRS amounted to 26,603 million euros. The negative difference of 493 million euros by comparison with the amount shown in this table is due mainly to the impact of listed companies in which the Group holds a minority stake and that had not yet reported the impact of their conversion (-290 million euros) and to adjustments in the treatment of derivatives and to provisions and deferred taxes.

NOTES TO THE FINANCIAL STATEMENTS

Financial assets at fair value through profit or loss

(in millions of euros)	30/06/2005	31/12/2004 (incl. 32&39 and IFRS 4)
Financial assets held for trading	330,343	272,545
Financial assets designated as at fair value through profit or loss	19,153	18,311
Fair value on balance sheet	**349,496**	**290,856**

3.1. Financial assets held for trading

(in millions of euros)	30/06/2005	31/12/2004 (incl. 32&39 and IFRS 4)
Loans and advances to customers	205	173
Securities received under repurchase agreements	130	
Delivered securities bought under repurchase agreements	75,969	51,996
Securities held for trading	106,121	111,412
- Treasury bills and similar items	41,976	(1)
- Bonds and other fixed-income securities	34,527	(1)
- Shares and other variable-income securities	29,618	(1)
Derivative instruments	147,918	108,964
Fair value on balance sheet	**330,343**	**272,545**

(1) Not avaiblable.

3.2. Financial assets designated as at fair value through profit or loss

(in millions of euros)	30/06/2005	31/12/2004 (incl. 32&39 and IFRS 4)
Assets backing unit-linked business	17,108	15,593
Securities held for trading	2,045	2,718
- Treasury bills and similar items	155	(1)
- Bonds and other fixed-income securities	445	(1)
- Shares and other variable-income securities	1,445	(1)
Fair value on balance sheet	**19,153**	**18,311**

(1) Not avaiblable.

Available-for-sale financial assets

(in millions of euros)	30/06/2005	31/12/2004 (incl. 32&39 and IFRS 4)
Securities valued at fair value	**142,937**	**133,166**
- Treasury bills and similar items	38,732	(1)
- Bonds and other fixed-income securities	87,765	(1)
- Shares and other variable-income securities(2)	16,440	(1)
Total available-for-sale securities	**142,937**	**133,166**
Total available-for-sale receivables	**1,688**	**1,653**
Book value of available-for-sale financial assets(3)	**144,625**	**134,819**

(1) Non available.
(2) O/w non-consolided investment followed.
(3) O/w continuing impairment on available-for-sale securities and receivables:2,101 million euros recorded at 30 June 2005, 2,158 million euros recorded at 31 December 2004.

BREAKDOWN OF NON-CONSOLIDATED INVESTMENTS

(in millions of euros)	30/06/2005		31/12/2004 (incl. 32&39 and IFRS 4)	
	Book value	Group ownership interest (%)	Book value	Group ownership interest (%)
BFO	135	99.7	135	99.7
Crédit Logement (A shares)	234	16.5	234	16.5
Crédit Logement (B shares)	217	18.0	202	18.0
Emporiki Bank (Banque Commerciale de Grèce)	190	9.0	180	9.0
Fireca	53	51.0	54	51.0
Sefa	57	100.0	57	100.0
Other	1,940		1,442	
Book value of non-consolidated investments	**2,826**		**2,304**	

Due from banks

(in millions of euros)	**30/06/2005**	31/12/2004 (incl. 32&39 and IFRS 4)
Credit institutions		
Loans and advances	41,769	33,600
Securities received under repurchase agreements	704	768
Delivered securities bought under repurchase agreements	17,935	4,756
Subordinated loans	438	465
Securities not quoted in an active market	125	76
Total gross value	**60,971**	**39,665**
Accrued interest	**803**	**458**
Provisions	**434**	**417**
Net value	**61,340**	**39,706**
Crédit Agricole internal transactions		
Current accounts	3,979	3,703
Time deposits and advances	175,999	166,495
Subordinated loans	222	207
Total gross value	**180,200**	**170,405**
Accrued interest	**280**	**225**
Provisions	**75**	**75**
Net value	**180,405**	**170,555**
Net book value	**241,745**	**210,261**

Loans and advances to customers

(in millions of euros)	30/06/2005	31/12/2004 (incl. 32&39 and IFRS 4)
Loans and advances to customers		
Bills discounted	8,432	7,807
Other loans	139,090	130,704
Securities received under repurchase agreements	4,042	3,720
Subordinated loans	321	427
Securities not quoted in an active market	2,910	2,974
Assets connected with direct insurance business	954	394
Assets connected with reinsurance business	33	12
Short-term advances	354	353
Debit balances on customer current accounts	11,057	9,877
Total gross value	**167,193**	**156,268**
Accrued interest	**1,358**	**1,337**
Provisions	**7,033**	**7,046**
Net book value	**161,518**	**150,559**
Lease finance		
Property lease finance	5,482	5,496
Equipment leases, rental contracts with purchase option and similar transactions	7,946	7,843
Total gross value	**13,428**	**13,339**
Accrued interest	**218**	**268**
Provisions	**496**	**461**
Net book value	**13,150**	**13,146**
Total	**174,668**	**163,705**

Due from banks and loans and advances to customers: geographical analysis(1)

(in millions of euros)	30/06/2005						31/12/2004 (incl. 32&39 and IFRS 4)					
	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total
France (including overseas departments and territories)	135,164	2,851	1,813	2,549	2,121	136,630	119,995	2,442	1,602	2,211	1,705	121,341
Other European Union countries	47,131	421	255	585	346	47,536	35,257	691	303	598	454	35,789
Rest of Europe	9,282	239	175	104	55	9,395	9,276	108	60	158	128	9,354
North America	12,676	247	53	414	231	13,053	9,774	275	70	496	247	10,228
Central and South America	7,052	211	188	49	21	7,103	6,249	270	185	71	25	6,380
Africa and Middle-East	8,876	177	127	386	326	8,986	7,386	119	87	366	303	7,481
Asia and Pacific (excluding Japan)	8,270	79	29	120	84	8,356	6,914	149	43	138	104	7,054
Japan	4,580	4	1	14		4,597	3,465	19		15		3,499
Other, aggregate	106	5	21			90	2,210	620	632			2,198
Total gross value	**233,137**	**4,234**	**2,662**	**4,221**	**3,184**	**235,746**	**200,526**	**4,693**	**2,982**	**4,053**	**2,966**	**203,324**
Accrued interest						**2,379**						**2,063**
Provisions for accrued interest						**(568)**						**(580)**
Collective provisions						**(1,549)**						**(1,396)**
Book value						**236,008**						**203,411**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk.

Due from banks and loans and advances to customers: analysis by customer type

(in millions of euros)	30/06/2005						31/12/2004 (incl. 32&39 and IFRS 4)					
	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total
Central government, government agencies and local authorities	6,047	11	10	17	14	6,051	7,967	36	15	30	28	7,990
Financial institutions	80,215	414	371	36	36	80,258	54,104	214	437			53,881
Individuals and small businesses	70,568	1,782	1,008	2,723	2,215	71,850	61,276	1,227	696	1,841	1,249	62,399
Companies (including insurance companies) and other customers	76,221	2,022	1,249	1,445	919	77,520	75,070	2,538	1,582	2,182	1,668	76,540
Ohter, aggregate	86	5	24			67	2,109	678	252		21	2,514
Total gross value	**233,137**	**4,234**	**2,662**	**4,221**	**3,184**	**235,746**	**20,526**	**4,693**	**2,982**	**4,053**	**2,966**	**203,324**
Accrued interest						**2,379**						**2,063**
Provisions for accrued interest						**(568)**						**(580)**
Collective provisions						**(1,549)**						**(1,396)**
Book value						**236,008**						**203,411**

Participating interests and investments in associates accounted for at equity

Investments with a book value of over 50 million euros:

(in millions of euros)	30/06/2005		31/12/2004 (incl. 32&39 and IFRS 4)	
	Equity-accounted value	Income	Equity-accounted value	Income
Financial-sector companies:	**14,040**	**740**	**13,354**	**1,158**
Al Bank Al Saudi Al Fransi	407	51	337	70
B.E.S.	432	34	388	34
Regional Banks and subsidiaries	9,542	447	9,111	739
Banca Intesa SpA	3,393	192	3,322	301
Tranquilidade - Tranquilidade Vida[1]	91	10	76	12
Other	175	6	120	2
Non-financial companies:	**490**	**(2)**	**471**	**11**
Partran	(104)		(126)	(1)
Eurazeo	523	(5)	527	3
Other	71	3	70	9
Net book value	**14,530**	**738**	**13,825**	**1,169**

(1) As Tranquilidade Vida is life insurance companie, it has been reclassified as financial-sector companies.

Property, plant and equipment and intangibles (excluding goodwill)

(in millions of euros)	31/12/2004 (incl. 32&39 and IFRS 4)	Changes in scope of consolidation	Increases (acquisitions, business combinations)	Decreases (redemptions and disposals)	Translation adjustments	Other movements	**Balance at 30/06/2005**
Property, plant and equipment							
Gross value	4,352	49	188	(286)	28	48	4,379
Accrued interest[1]	9					(9)	0
Depreciation and provisions	(2,034)	(14)	(157)	155	(19)	(7)	(2,076)
Net book value	**2,327**	**35**	**31**	**(131)**	**9**	**32**	**2,303**
Intangible assets							
Gross value	1,247	25	114	(153)	6	4	1,243
Amortisation and provisions	(784)	4	(74)	69	(4)	19	(770)
Net book value	**463**	**29**	**40**	**(84)**	**2**	**23**	**473**

(1) Accrued rents on assets let to third parties.

Goodwill

(in millions of euros)	31/12/2004 (incl. 32&39 and IFRS 4)	Increases (Acquisitions)	Diminutions (Cessions)	Impairment losses over the period	Translation adjustment	Other movements	**30/06/2005**
Gross value							
Calyon (Suisse) SA	497						497
E.F.L.	196						196
Lukas	265						265
Sofinco	436						436
Finaref Group	2,121						2,121
Crédit Lyonnais Group	5,217	17				(10)	5,224
Calyon Group	1 785						1,785
Predica Group	483						483
Segespar Group	1,898	2					1,900
Crédit Agricole Leasing Group	160						160
Accumulated impairment losses							
E.F.L.	(24)						(24)
Net value (breakdown)	**13,034**	**19**	**0**	**0**	**0**	**(10)**	**13,043**
Other entities	310	3				6	319
Accumulated impairment losses (other entities)	(21)						(21)
Net value - other entities	**289**	**3**	**0**	**0**	**0**	**6**	**298**
Net book value	**13,323**	**22**	**0**	**0**	**0**	**(4)**	**13,341**

Provisions deducted from assets

(in millions of euros)	31/12/2004 (incl. 32&39 and IFRS 4)	Changes in scope of consolidation	Charges	Write-backs	Amount used	Translation adjustments	Other movements	**30/06/2005**
Interbank loans	492		29	(66)		22	32	509
Customer loans	7,046	102	726	(991)		200	(50)	7,033
- of which: collective provisions	1,396	(3)	21	(7)		76	66	1,549
Lease finance	461	(2)	85	(56)			8	496
Other assets	113		4	(9)		2	4	114
Total	**8,112**	**100**	**844**	**(1,122)**		**224**	**(6)**	**8,152**

Financial liabilities at fair value through profit and loss classified as held for trading

(in millions of euros)	**30/06/2005**	31/12/2004 (Incl. 32-39 and IFRS 4)
Financial liabilities held for trading	**287,678**	**206,483**
- Securities	59,429	34,414
- Derivatives	146,414	110,394
- Other liabilities	81,835	61,676
Fair value on balance sheet	**287,678**	**206,483**

Due to banks

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
Banks		
Loans and advances	70,114	60,316
Securities sold under repurchase agreements	7,170	6,355
Securities held under repurchase agreements	8,183	7,533
Total gross value	**85,467**	**74,204**
Accrued interest	**864**	**742**
Value on balance sheet	**86,331**	**74,946**
Crédit Agricole internal transactions		
Current accounts in credit	3,925	4,902
Time loans and advances	9,565	9,402
Total gross value	**13,490**	**14,304**
Accrued interest	**168**	**188**
Book value	**13,658**	**14,492**
Book value of amounts due to banks	**99,989**	**89,438**

Customer accounts

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
Current accounts in credit	49,764	47,614
Special savings accounts	194,316	188,519
Other debts to customers	53,889	53,037
Securities sold under repurchase agreements	6,222	5,880
Liabilities connected with direct insurance business	211	609
Liabilities connected with reinsurance business	531	622
Cash deposits received from cedants and retrocessionnaires against technical insurance commitments	18	29
Total gross value	**304,951**	**296,310**
Accrued interest	**3,505**	**1,566**
Book value	**308,456**	**297,876**

16.1. Customer accounts: geographical analysis

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
France (including overseas departments and territories)	248,591	247,408
Rest of European Union countries	19,711	15,921
Rest of Europe	6,867	7,663
North America	4,879	5,885
Central and South America	3,122	3,298
Africa and Middle East	9,237	8,872
Asia and Pacific (excluding Japan)	5,979	4,533
Japan	6,448	2,351
Other, aggregate	117	379
Total gross value	**304,951**	**296,310**
Accrued interest	**3,505**	**1,566**
Book value	**308,456**	**297,876**

16.2. Customer accounts: analysis by customer type

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
Central government, government agencies and local authorities	7,543	3,688
Financial institutions	23,987	28,171
Individuals and small business customers	239,025	227,341
Corporates (including insurance companies) and other customers	33,637	35,850
Other, aggregate	759	1,260
Total gross value	**304,951**	**296,310**
Accrued interest	**3,505**	**1,566**
Book value	**308,456**	**297,876**

Debt securities in issue and subordinated debt

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
Debt securities in issue		
Interest-bearing notes	282	178
Money-market instruments	1,405	1,773
Negotiable debt securities:		
- Issued in France	34,886	32,270
- Issued in other countries	38,938	36,188
Bonds	3,345	18,356
Other debt securities in issue	2,084	3,099
Total gross amount	**80,940**	**91,864**
Accrued interest	**1,681**	**1,204**
Total	**82,621**	**93,068**
Subordinated debt		
Fixed-term subordinated debt	11,978	11,624
Perpetual subordinated debt	7,938	6,762
Mutual security deposits	45	39
Total gross amount	**19,961**	**18,425**
Accrued interest	**242**	**347**
Total	**20,203**	**18,772**
Value on balance sheet	**102,824**	**111,840**

General reserves for risks and expenses

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
Financing commitment execution risks	340	376
Operational risks	65	54
Employee, retirement and similar benefits	655	605
Litigation	633	543
Negative net assets of unconsolidated interests	126	117
Restructuring	32	52
Synergy-related costs (see note 27)	452	600
Home purchase savings plans	837	802
Other	952	954
Book value	**4,092**	**4,103**

Interest income and expense

(in millions of euros)	30/06/2005	30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
Loans and advances to banks	1,440	983	2,769
Crédit Agricole internal transactions	2,968	2,824	5,706
Loans and advances to customers	4,234	3,676	7,661
Accrued interest receivable on available-for-sale financial assets	2,275	2,293	4,827
Accrued interest receivable on held-to-maturity financial assets	786	1,084	1,628
Accrued interest receivable on hedging instruments	4,981	4,481	9,476
Lease finance	778	716	1,648
Other interest and similar income	165	96	258
Interest receivable	**17,627**	**16,153**	**33,973**
Deposits by banks	(2,284)	(1,266)	(4,573)
Crédit Agricole internal transactions	(707)	(442)	(1,304)
Customer accounts	(3,679)	(3,707)	(6,706)
Held-to-maturity financial assets	(26)	(28)	(64)
Available-for-sale financial assets	(357)	(42)	(90)
Debt securities in issue	(2,102)	(1,213)	(2,695)
Subordinated debt	(481)	(442)	(862)
Accrued interest payable on hedging instruments	(4,655)	(4,595)	(9,239)
Lease finance	(428)	(378)	(967)
Interest payable	**(14,719)**	**(12,113)**	**(26,500)**

Note 21 · Net gains or losses on financial instruments at fair value through profit or loss
Note 22 · Net gains or losses on available-for-sale financial assets
Note 23 · Net commission and fee income

Net gains or losses on financial instruments at fair value through profit or loss

(in millions of euros)	30/06/2005	30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
Dividends received	17	9	107
Unrealised or realised gains or losses on financial assets/liabilities at fair value through profit or loss	3,320	1,659	2,161
Profit or loss on currency transactions and similar financial instruments	309	(77)	1,811
Ineffective component of fair value hedges	14	(48)	37
Ineffective component of cash flow hedges	1	20	36
Net gains or losses on financial instruments at fair value through profit or loss	**3,661**	**1,563**	**4,152**

Net gains or losses on available-for-sale financial assets

(in millions of euros)	30/06/2005	30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
Dividends received	386	270	484
Gains or losses on disposal of available-for-sale financial assets	244	417	1,045
Losses on lastingly impaired securities (variable-income securities)	(17)	(2)	(67)
Gains or losses on disposal of held-to-maturity financial assets	5		(13)
Net gains or losses on available-for-sale financial assets	**618**	**685**	**1,449**

Net commission and fee income

	30/06/2005			30/06/2004 (Incl. 32&39 and IFRS 4)			31/12/2004 (Incl. 32&39 and IFRS 4)		
(in millions of euros)	Income	Expenses	Net	Income	Expenses	Net	Income	Expenses	Net
Interbank transactions	137	(81)	56	85	(60)	25	168	(97)	71
Crédit Agricole internal transactions	59	(309)	(250)	51	(279)	(228)	108	(555)	(447)
Customer accounts	814	(138)	676	807	(236)	571	1,514	(313)	1,201
Securities transactions	251	(105)	146	150	(116)	34	540	(168)	372
Foreign exchange transactions	10	(6)	4	10	(3)	7	25	(25)	0
Financial future and forward instruments and options and other off-balance sheet transactions	323	(63)	260	358	(96)	262	637	(245)	392
Banking and financial services:									
- Net revenue from mutual fund management	904	(87)	817	757	(170)	587	1,766	(204)	1 562
- Net revenue from payment systems	284	(177)	107	280	(190)	90	565	(370)	195
- Other	600	(777)	(177)	815	(707)	108	1,207	(1,688)	(481)
Net commission and fee income	**3,382**	**(1,743)**	**1,639**	**3,313**	**(1,857)**	**1,456**	**6,530**	**(3,665)**	**2,865**

Net income and expenses related to other activities

(in millions of euros)	30/06/2005	30/06/2004 (Excl. 32&39 and IFRS 4)	31/12/2004 (Excl. 32&39 and IFRS 4)
Gains or losses on fixed assets not used in operations	45	2	28
Policyholders' with-profits entitlement[1]	(2,448)	(1,822)	(4,592)
Other net income from insurance activities	4,766	4,095	7,530
Change in insurance technical reserves	(4,862)	(4,158)	(7,409)
Other net income (expenses)	367	413	611
Net change in provisions	**(2,132)**	**(1,470)**	**(3,832)**

(1) Financial income from these policies is recognised according to the type of security in net banking income (available-for-sale securities, securities at fair value, etc.).

Risk-related costs

(in millions of euros)	30/06/2005	30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
Charge to provisions	**(1,106)**	**(928)**	**(2,250)**
Provisions for impairment of loans	(723)	(665)	(1,731)
Provisions for impairment of held-to-maturity securities (excluding interest-rate risk)	(2)	(3)	(3)
Reserves for liabilities and charges	(381)	(260)	(516)
Write-backs of provisions	**813**	**701**	**1,695**
Provisions for impairment of loans	632	475	1,094
Provisions for impairment of held-to-maturity securities (excluding interest-rate risk)	18	8	27
Reserves for liabilities and charges	163	218	574
Net change in provisions	**(293)**	**(227)**	**(555)**
Bad debts written off - not provided for	(59)	(46)	(125)
Discounts on restructured loans	(24)	(28)	(49)
Recoveries on bad debts written off	87	57	112
Other losses	28	(65)	42
Risk-related costs	**(261)**	**(309)**	**(575)**

Gains or losses on other assets

(in millions of euros)	30/06/2005	30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
Property, plant and equipment and intangible assets used in operations	**13**	**6**	**17**
Gains on disposal	24	9	27
Losses on disposal	(11)	(3)	(10)
Consolidated equity investments	**8**	**(25)**	**20**
Gains on disposal	8		20
Losses on disposal		(25)	
Gains or losses on other assets	**21**	**(19)**	**37**

27 Integration-related costs

(in millions of euros)	30/06/2005			30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
	Costs provided for net of provisions	Costs not provided for booked during the year	Total cost	Total cost	Total cost
Costs charged to income excluding losses covered by provisions[1]	**30**	**114**	**144**	**164**	**552**
Of which:					
- Synergy-related costs	30	114	144	159	528
- Other integration-related costs				5	24
Synergy-related costs charged to shareholders' equity (identifiable liabilities)					
Total synergy-related costs	**30**	**114**	**144**	**159**	**528**
Of which:					
- Personnel costs	22	16	38	86	234
- IT costs	(2)	41	39	9	92
- Property-related costs	14	25	39	6	87
- Other costs	(4)	32	28	58	115

(1) In addition, €149 million in provisions for synergy-related costs was used in the first half of 2005.
Integration has led to cost savings or "synergies", by combining business operations, spreading investment costs, pooling resources, sharing fixed costs, etc. To achieve these objectives, specific action has been taken, the nature and cost of which is presented above. Other integration-related costs include costs incurred by the merger which are not directly synergy-generating.

28 Tax

28.1. Deferred tax charges

(in millions of euros)	30/06/2005	30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
Current tax charge	(419)	(285)	(639)
Deferred tax charge	(122)	(217)	(115)
Tax charge for the period	**(541)**	**(502)**	**(754)**

28.2. Reconciliation of theoretical tax rate and effective tax rate

	Basis	Tax rate	Tax
Profit before tax, goodwill charges and share in income of equity affiliates	1,844	34.93%	(644)
Impact of permanent timing differences		6.24%	(115)
Impact of different tax rates on foreign subsidiaries		(5.42%)	100
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		(1.95%)	36
Impact of tax rate on long-term capital gains		0.22%	(4)
Impact of other items		(4.66%)	86
Effective tax rate and tax charge		**29.34%**	**(541)**

Analysis of income by business line

29.1. Analysis of income by business line at 30 June 2005[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management & other activities	Total
Net banking income	1,737	1,196	1,529	2,152	152	(72)	6,694
Operating expenses	(1,240)	(632)	(688)	(1,363)	(129)	(411)	(4,463)
Gross operating income	497	564	841	789	23	(483)	2,231
Risk-related costs	(72)	(183)	4	24	(13)	(21)	(261)
Operating income	425	381	845	813	10	(504)	1,970
Share in net income of equity affiliates	444	2	13	52	230	(3)	738
Net income from other assets				3		18	21
Integration-related costs		(18)	(30)	(40)		(56)	(144)
Change in value of goodwill			(2)				(2)
Pre-tax income	869	365	826	828	240	(545)	2,583
Corporate income tax	(198)	(123)	(262)	(192)		234	(541)
Net income	671	242	564	636	240	(311)	2,042
Minority interests	6	13	6	34	11	107	177
Group share	665	229	558	602	229	(418)	1,865

(1) The above analysis was derived in part from management information systems.

29.2. Analysis of income by business line at 30 June 2004 (Incl. 32 & 39 and IFRS 4)[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management & other activities	Total
Net banking income	1,696	1,130	1,384	1,939	144	(19)	6,274
Operating expenses	(1,240)	(592)	(662)	(1,375)	(113)	(291)	(4,273)
Gross operating income	456	538	722	564	31	(310)	2,001
Risk-related costs	(80)	(189)	(11)	7	(11)	(25)	(309)
Operating income	376	349	711	571	20	(335)	1,692
Share in net income of equity affiliates	375	(2)	4	36	171	(4)	580
Net income from other assets				(22)		3	(19)
Integration-related costs		(8)	(22)	(74)		(60)	(164)
Change in value of goodwill		(6)				(4)	(10)
Pre-tax income	751	333	693	511	191	(400)	2,079
Corporate income tax	(175)	(118)	(229)	(119)	(5)	144	(502)
Net income	576	215	464	392	186	(256)	1,577
Minority interests	20	18	9	14	9	87	157
Group share	556	197	455	378	177	(343)	1,420

(1) The above analysis was derived in part from management information systems.

29.3. Analysis of income by business line at 31 December 2004 (Incl. 32 & 39 and IFRS 4)[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management & other activities	Total
Net banking income	3,396	2,260	2,749	3,715	275	(288)	12,107
Operating expenses	(2,477)	(1,216)	(1,355)	(2,652)	(219)	(660)	(8,579)
Gross operating income	919	1,044	1,394	1,063	56	(948)	3,528
Risk-related costs	(169)	(372)	(9)	43	(22)	(46)	(575)
Operating income	750	672	1,385	1,106	34	(994)	2,953
Share in net income of equity affiliates	733	(2)	13	74	347	4	1,169
Net income from other assets				(25)		62	37
Integration-related costs		(17)	(53)	(207)		(275)	(552)
Change in value of goodwill	(3)	(24)	(9)		(3)	(16)	(55)
Pre-tax income	1,480	629	1,336	948	378	(1,219)	3,552
Corporate income tax	(294)	(223)	(413)	(227)	(14)	417	(754)
Net income	1,186	406	923	721	364	(802)	2,798
Minority interests	3	32	19	26	14	203	297
Group share	1,183	374	904	695	350	(1,005)	2,501

(1) The above analysis was derived in part from management information systems.

Insurance activities

30.1. Analysis of insurance companies' investments

(in millions of euros)	30/06/2005			31/12/2004 (Incl. 32&39 and IFRS 4)		
	Gross value	Net value	Realisable value	Gross value	Net value	Realisable value
1. Property investments (incl. assets in progress)	4,050	4,029	4,031	3,523	3,508	4,034
2. Equities and other variable-income securities other than mutual funds	6,887	6,744	6,771	4,378	4,281	4,800
3. Mutual funds other than those in category 4 (below)	13,630	13,562	13,635	15,092	15,092	15,443
4. Mutual funds invested exclusively in fixed-income securities	11,120	11,119	11,113	10,256	10,256	11,416
5. Bonds and other fixed-income securities	102,437	103,117	104,130	97,276	98,015	105,814
6. Mortgage loans	4	4	4	4	4	4
7. Other loans and similar items	292	292	292	353	353	353
8. Deposits with ceding companies	402	446	484	264	311	354
9. Other deposits, cash collateral deposits and other investments	44	51	44	141	141	156
10. Assets backing unit-linked business	17,108	17,108	17,108	15,593	15,593	15,593
Total	155,974	156,472	157,612	146,880	147,554	157,967
Consolidation adjustments		(1,169)			(1,677)	
Net value		155,303			145,877	

30.2. Analysis of insurance companies' technical reserves

(in millions of euros)	30/06/2005			31/12/2004 (Incl. 32&39 and IFRS 4		
	Life	Non-life	Total	Life	Non-life	Total
Unearned premiums reserve	16	501	517	9	392	401
Life reserve	120,967		120,967	114,695		114,695
Claims reserve	1,665	887	2,552	1,155	859	2,014
With-profits reserve	12,988	23	13,011	9,356	56	9,412
Other technical reserves	484	6	490	395	451	846
Total excluding unit-linked technical reserves	**136,120**	**1,417**	**137 537**	**125,610**	**1,758**	**127,368**
Unit-linked technical reserves	15,644		15,644	14,425		14,425
Total technical reserves	**151,764**	**1,417**	**153,181**	**140,035**	**1,758**	**141,793**
Reinsurers' share in technical reserves	(655)	(201)	(856)	(506)	(165)	(671)
Net technical reserves	**151,109**	**1,216**	**152,325**	**139,529**	**1,593**	**141,122**

Transition of income statement from French GAAP to IFRS (Excl. IAS 32&39 and IFRS 4) at 30 June 2004

31.1. Transition of income statement from French GAAP to IFRS (Excl. IAS 32&39 and IFRS 4)

(in millions of euros)	French GAAP 30/06/2004	IFRS reclassifications	Impact on income	IFRS 30/06/2004 (Incl. IAS 32&39 and IFRS 4)
Net banking income	**6,298**	**66**	**(90)**	**6,274**
General operating expenses	(4,083)	5	61	(4,017)
Charges to/Write-backs of depreciation, amortisation and provisions on fixed assets used in operations	(258)		2	(256)
Gross operating income	**1,957**	**71**	**(27)**	**2,001**
Risk-related costs	(324)	55	(40)	(309)
Operating income	**1,633**	**126**	**(67)**	**(1,692)**
Share in income of equity affiliates	536		44	580
Gains or losses on other assets	44	(72)	9	(19)
Integration-related costs	(171)		7	(164)
Exceptional items	(1)	1		
Change in value of goodwill	(347)		337	(10)
Reversals from Fund for General Banking Risks	55	(55)		
Pre-tax income	**1,749**		**330**	**2,079**
Corporate income tax	(517)		15	(502)
Net income for the period	**1,232**		**345**	**1,577**
Minority interests	157			157
Net income - group share	**1,075**		**345**	**1,420**

31.2. Detail of IFRS impact by type at 30 June 2004 (Excl. IAS 32&39 and IFRS 4)

(in millions of euros)	Impact before tax - Group share
Net income - Group share under French GAAPat 30 June 2004	**1,075**
Positive and negative goodwill	337
Treasury shares	(5)
Day one profit	(35)
Other	4
Share of IAS/IFRS impact of equity associates	44
IFRS impact (excl. IAS 32&39 and IFRS 4)	**345**
Net income - Group share under IFRS at 30 June 2004 (excl. IAS 32&39 and IFRS 4)	**1,420**

Investments, disposals and financing transactions

As a supplement to the financial statements for credit institutions as defined by CRB Regulation 91.03, in this Note, the Crédit Agricole S.A. Group presents and comments on cash flows associated with its largest capital transactions (other than ordinary transactions and currency transactions) during the first half of 2005 and the full year 2004. These items reflect implementation of the Group's financial management policy, which is described in the notes to the management report.

	H1 2005	FY 2004
Acquisition of shares in subsidiaries:		
Acquisition of shares in subsidiaries:	€384 million	€606 million
Disposal of shares in subsidiaries:	None	€766 million
Acquisitions of investments in equity affiliates:	€56 million	None
Disposals of investments in equity affiliates:	None	None

- Acquisition of shares in subsidiaries:
  - Acquisition of shares in subsidiaries: H1 2005: €384 million; FY 2004: €606 million
    During the first half of 2005, the Crédit Agricole S.A. Group's main acquisitions included the remaining 10% interest in Finaref SA and Finaref AB, under the terms of an agreement signed on 31 December 2004, with an effective payment date of 27 January 2005.
    During 2004, acquisitions made by the Crédit Agricole S.A. Group mainly included an additional 14.5% stake in Finaref SA and Finaref AB and the acquisition of 49.1% of Eurofactor from Euler.
  - Disposal of shares in subsidiaries: H1 2005: None; FY 2004: €766 million
    During 2004, disposals primarily included disposals of shares in Financère Laperouse, Banque Libano-Française SAL and LACIM.
  - Acquisitions of investments in equity affiliates: H1 2005: €56 million; FY 2004: None
    During the first half of 2005, the Crédit Agricole S.A. Group, via Pacifica, increased its equity interest in the AGF Group's Assurances Fédérales IARD subsidiary to 40%.
  - Disposals of investments in equity affiliates: H1 2005: None; FY 2004: None
- Property, plant and equipment and intangible assets:
  - Acquisitions of property, plant and equipment: H1 2005: €302 million; FY 2004: €635 million
    The Crédit Agricole S.A. Group did not complete any material transactions during the first half of 2005 or during FY 2004.
  - Disposals of property, plant and equipment: H1 2005: €228 million; FY 2004: €306 million
    The Crédit Agricole S.A. Group did not complete any material transactions during the first half of 2005 or during FY 2004.
- Capital market transactions:
  - Issues of capital market instruments: H1 2005: None; FY 2004: None
  - Disposals or redemptions of capital market instruments: H1 2005: None; FY 2004: None
  - Dividend payments: H1 2005: €805 million; FY 2004: €1,419 million
    Dividend payments include 521 million euros paid in the first half of 2005 and 1,234 million euros paid in 2004 by Crédit Agricole S.A. to its shareholders. The amount paid during 2004 includes 433 million euros for interim dividends for 2004. This amount also includes 284 million euros paid in the first half of 2005 and 185 million euros paid in 2004 to minority shareholders for preferred shares.
- Long-term financing:
  - Issues of subordinated notes: H1 2005: €1,597 million; FY 2004: €846 million
    During the first half of 2005, Crédit Agricole S.A. issued 531 million euros in subordinated notes maturing in 2017 (February 2005), 466 million euros in perpetual subordinated notes (June 2005) and 600 million euros in deeply subordinated notes (February 2005). During 2004, Crédit Agricole S.A. floated two term subordinated notes issues in December, one for 450 million euros maturing in 2006, the other for 396 million euros maturing in 2016.
  - Redemptions of subordinated notes: H1 2005: €354 million; FY 2004: €1,157 million
    The Group redeemed 354 million euros in subordinated notes during the first half of 2005 and 1,157 million euros during 2004.

ABSTRACT OF PARENT COMPANY FINANCIAL STATEMENTS (IN FRENCH GAAP)

CRÉDIT AGRICOLE S.A. BALANCE SHEET (INDIVIDUAL ACCOUNTS)

to 30 June 2005, 31 December 2004 and 30 June 2004

ASSETS

(in millions of euros)	30/06/05	31/12/04	30/06/04
Cash, money market and interbank items	**46,752**	**39,211**	**43,599**
Cash, due from central banks and French postal system	3,905	2,144	2,562
Treasury bills and similar items	4,061	3,815	4,092
Due from banks	38,786	33,252	36,945
Crédit Agricole internal transactions	**180,377**	**170,596**	**162,204**
Loans and advances to customers	**3,096**	**2,853**	**2,922**
Other lending to customers	2,922	2,638	2,809
Current accounts in debit	174	215	113
Securities	**14,017**	**18,993**	**11,588**
Bonds and other fixed-income securities	10,160	16,438	9,005
Shares and other variable-income securities	3,857	2,555	2,583
Non-current assets	**46,317**	**44,996**	**44,835**
Equity investments and other long-term investments	11,683	11,691	11,709
Investments in associates	34,441	33,106	32,927
Property, plant and equipment and intangible assets	193	199	199
Treasury shares	**526**	**572**	**401**
Prepayments, accrued income and sundry assets	**16,147**	**16,661**	**14,819**
Sundry assets	7,634	7,487	6,550
Prepayments and accrued income	8,513	9,174	8,269
Total assets	**307,232**	**293,882**	**280,368**

LIABILITIES & SHAREHOLDERS' EQUITY

(in millions of euros)	30/06/05	31/12/04	30/06/04
Money market and interbank items	**31,552**	**30,793**	**29,933**
Due to central banks and current accounts with French postal system	-	-	-
Due to banks	31,552	30,793	29,933
Crédit Agricole internal transactions	**13,667**	**14,300**	**13,106**
Customer accounts	**168,805**	**166,066**	**162,191**
Special savings accounts	160,145	158,739	154,531
Other amounts due	8,660	7,327	7,660
Debt securities in issue	**37,186**	**30,448**	**23,759**
Accruals, deferred income and sundry liabilities	**13,342**	**13,055**	**11,953**
Sundry liabilities	2,690	2,176	1,657
Accruals and deferred income	10,652	10,879	10,296
Reserves and subordinated debt	**20,421**	**17,922**	**17,281**
General reserves for risks and expenses	1,951	1,208	1,169
Subordinated debt	18,470	16,714	16,112
Fund for General Banking Risks	**636**	**1 246**	**1,280**
Shareholders' equity (excl. FGBR)	**21,623**	**20,052**	**20,865**
Share capital	4,421	4,421	4,421
Share premiums	12,260	12,260	12,260
Réserves	2,615	2,553	2,553
Retained earnings	232	-	9
Regulated provisions and investment grants	1	2	3
Interim dividends paid to shareholders	-	(433)	-
Net income for the year	2,094	1,249	1,619
Total liabilities and shareholders' equity	**307,232**	**293,882**	**280,368**

CRÉDIT AGRICOLE S.A. OFF-BALANCE SHEET ITEMS (INDIVIDUAL ACCOUNTS)

to 30 June 2005, 31 December 2004 and 30 June 2004

(in millions of euros)	30/06/05	31/12/04	30/06/04
Guarantees and commitments given	**15,412**	**51,909**	**19,073**
Financing commitments given	**3,149**	**6,816**	**6,088**
Banks and financial institutions	2,163	5,544	4,862
Crédit Agricole	685	994	956
Customers	301	278	270
Guarantees given	**12,263**	**45,093**	**12,529**
Banks and financial institutions	8,508	41,420	8,615
Crédit Agricole	3,347	3,256	3,497
Customers	408	417	417
Commitments on securities	**-**	**-**	**456**
Guarantees and commitments received	**3,709**	**3,456**	**4,342**
Financing commitments received	**3,470**	**3,328**	**4,203**
Banks and financial institutions	260	134	383
Crédit Agricole	3,210	3,194	3,820
Guarantees received	**239**	**128**	**139**
Banks and financial institutions	231	113	122
Crédit Agricole	4	4	5
Other	4	11	12

CRÉDIT AGRICOLE S.A. INCOME STATEMENT (INDIVIDUAL ACCOUNTS)

to 30 June 2005, 31 December 2004 and 30 June 2004

(in millions of euros)	**30/06/05**	31/12/04	30/06/04
Interest receivable and similar income	**(304)**	**(485)**	**(212)**
Income from variable-income securities	**2,793**	**2,344**	**1,975**
Net commission and fee income	**(253)**	**(448)**	**(225)**
Net gains from trading transactions	**110**	**107**	**36**
Other net banking income	**(41)**	**293**	**(14)**
Net banking income	**2,305**	**1,811**	**1,560**
Operating expenses	**(233)**	**(410)**	**(184)**
Personnel costs	(116)	(204)	(91)
Other operating expenses	(110)	(184)	(83)
Depreciation and amortisation	(7)	(22)	(10)
Gross operating income	**2,072**	**1,401**	**1,376**
Risk-related costs	**10**	**24**	**(47)**
Net operating income	**2,082**	**1,425**	**1,329**
Net income on disposal of non-current assets	**(162)**	**(561)**	**14**
Pre-tax income on ordinary activities	**1,920**	**864**	**1,343**
CA/CL integration-related costs	(12)	(87)	(56)
Net extraordinary items	(624)	(2)	-
Corporate income tax	199	383	276
Net allowances to Fund for General Banking Risks and regulated provisions	611	91	56
Net income for the years	**2,094**	**1,249**	**1,619**

CHANGE IN SHAREHOLDERS' EQUITY

(in millions of euros)	Share capital	Premiums and reserves and retained earnings	Regulated provisions investment grants	Total shareholders' equity
Balance at 31 December 2002	**2,917**	**9,323**	**5**	**12,245**
Dividends paid for 2002		(729)		(729)
Change in share capital[1]	1,504			1,504
Change in share premium[2]		6,306		6,306
Change in reserves				0
Net income for 2003		611		611
Other changes[3]	-	112	(1)	111
Balance at 31 December 2003	**4,421**	**15,623**	**4**	**20,048**
Dividends paid for 2003		(800)		(800)
Change in share capital[1]				
Interim dividend paid for 2004		(433)		(433)
Change in share premium[2]				
Net income for 2004		1,249		1,249
Other changes	-	(10)	(2)	(12)
Balance at 31 December 2004	**4,421**	**15,629**	**2**	**20,052**
Dividends paid for 2004		(521)		(521)
Change in share capital[1]				
Change in share premium[2]				
Net income for 6m to 30 June 2005		2,094		2,094
Other changes	-	(1)	(1)	(2)
Balance at 30 June 2005	**4,421**	**17,201**	**1**	**21,623**

The number and nominal values of the shares that make up the share capital are shown in Note 1 - Legal and financial background.

(1) Breakdown of change in share capital by origin:	*31/12/03*	*31/12/04*	*30/06/05*
Payment of dividends in shares			
New share issue for cash	*445*		
New share issue in exchange for assets	*1,059*		

(2) Breakdown of change in premiums by origin:	*31/12/03*	*31/12/04*	*30/06/05*
Payment of dividends in shares			
New share issue for cash	*1,860*		
New share issue in exchange for assets	*4,446*		

(3) Other changes in 2003: €118m arising on the transfer to retained earnings of the impact of the change in method of accounting for bond issue expenses.

3 cross-reference table

The following table cross-references this document with: (i) the main headings required under European Regulation 809/2004, in application of the "Prospectus" Directive; and (ii) the pages in the Shelf-registration Document D.05-0233 and its updates (A.01, A.02, A.03, A.04), which are updated by this document

European legislation[1]	Page number in shelf-registration document (SD) and updates	Page number in this document
1. Persons responsible for document		
Persons responsible for information	p. 206 SD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 2 A.04	p. 4
Statement by persons responsible for document	p. 206 SD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 2 A.04	p. 4
2. Statutory auditors	p. 206 SD, p. 2 A.01, p. 4 A.02, p. 4 A. 03, p. 3 A.04	p. 4
3. Selected financial information	p. 6-8, 31 and 47 SD, p. 9 and 25 A.01, p. 8 and 16 A.03	p. 9-11
4. Risk factors	p. 61-78 SD	p. 23-27
5. Information on the company		
Company background and prospects	p. 9, 12-13, 53, 58-60, 113-114, 186 and 212 SD, p. 28-34 A.01, p. 38-39 A.02, p. 7-54 A.03	p. 5-74
Capital expenditure and investments	p. 28-29, 58-60 and 113-114 SD, p. 6-7 and 58-59 A.01, p. 38 A.02, p. 53-54 A.03, p. 6-7 A.04	p. 20, 21, 117, 140
6. Review of business operations		
Main business lines	p. 16-26 and 60 SD, p. 7 A.04	p. 12
Main markets	p. 36- 47, 77, 163-165 SD, p. 11-24, 109-111 A.01	p. 13-20
7. Organisation chart		
Description of the Group and its major subsidiaries	p. 14-15, 61, 112-113, and 128-137 SD, p. 11-12, 74-83 A.01, p. 8-10 A.04	
Dependent relationships among Group entities	p. 8 A.04	
8. Property, plant and equipment	p. 144 SD, p. 90 A.01, p.10 A.04	p. 106, 129
9. Review of financial condition and earnings		
Financial condition*	p. 28-60 SD, p. 5-34 A.01 and p. 7-51 A.03	p. 8-74
Operating income*	p. 30-60 SD, p. 5-34 A.01 and p. 7-51 A.03	p. 8-74
10. Cash position and capital		
Information on company's share capital (short-term and long-term)	p. 6-7, 47-49, 150-152 and 178 SD, p. 25-27, 96-98 A.01, p. 7-8 A.02, p. 46 A.03	p. 11, 20, 78-80, 122-124, 117, 140
Source and amount of company's cash flows and description of cash-flows	p. 7, 49-50, 62 and 148-149 SD, p. 26-28, 38-39, 94-95 A.01, p. 41 A.03	p. 117, 140
Information on company's borrowing terms and financing structure	p. 61-62, 146-149, 190-191 SD, p. 67 and 92-94 A.01	p. 108-110, 131-132
Sources of financing expected to be used to meet investment decisions	p. 7 A.04	p. 117, 140
11. Research and development	N/A	
12. Information on trends	p. 53 SD, p. 28 A.0.1, p.10 A.04	p. 23

European legislation[1]	Page number in shelf-registration document (SD) and updates	Page number in this document
13. Earnings projections or estimates	N/A	
14. Administrative, executive and supervisory bodies and general management		
Information on members of administrative and executive bodies	p. 102-105 SD, p. 10-28 A.04	p. 21-24
Conflicts of interest within administrative, executive and supervisory bodies and general management	p.28 A.04	
15. Remuneration and benefits	p. 102-103 SD, p. 28 A.04	
16. Operation of administrative, executive and supervisory bodies		
Expiration of terms of appointment	p. 103 to 105 SD, p.14-20 A.04	
Information on service contracts between members of administrative bodies and the company or one of its subsidiaries	p. 29 A.04	
Information on Company's Audit Committee and Compensation Committee	p. 91-92 SD	
Company's compliance with applicable corporate governance system	p. 88-89 SD, p. 29 A.04	
17. Employees		
Number of employees and breakdown by main type of activity and by location	p. 78-83 SD, p. 29 A.04	
Profit-sharing and stock-options	p. 102-103 SD	
Employee share ownership agreement	p. 192-193 SD	p. 20, 30
18. Main shareholders	p. 8, 88-89 and 190 SD, p. 29 A.04	p. 20
19. Related-party transactions	p. 90, 112-113, and 194 SD	
20. Financial information on the company's assets, financial condition and results		
Historical financial information*	p. 107 -184 and 208-209 SD, p. 3-4, 53-117 A.01, p. 5-6 A.02 p. 5-6 A.03	
Pro forma financial information	p. 30 and 208-209 SD, p. 3-4 and 8 A.01	
Financial statements	p. 173-184 SD	
Audits of annual historical financial information	p. 170, 183-184, 208-209 SD, p. 3-4, 116-117 A.01, p. 5-6 A.02 p. 5-6 A.03	
Interim period financial information	A.03	p. 7-146
Dividend distribution policy	p. 8, 10 and 190 SD	
Legal and arbitration proceedings	p. 76-77 SD, p. 30 A.04	p. 26
Significant trend in financial or business situation	p. 30 A.04	
21. Supplemental information		
Share capital	p. 8, 52, 86, 189, 190, 193 SD, p. 30-33 A.04	p. 20, 146
Memorandum and articles of association	p. 88-92 SD, p. 186-190 SD, p. 33 A.04	
22. Major contracts	p. 112-113 and 194 SD, p. 33 A.04	
23 Information provided by third parties, statements from experts and declarations of interest	N/A	
24. Documents available to the public	p. 186 SD, p. 33 A.04	
25. Information on investments in associates	p. 14-15 and 18-26 SD	

[1] European legislation includes EC Directive 2003/71 of the European Parliament and European Council of 4 November 2003 on the prospectus to be published in the event of a public offering of negotiable securities or in view of listing securities, and the amendment to EC Regulation 809/2004 of 29 April 2004 implementing the Directive.
N/A = not applicable.
** The following documents are incorporated by reference: the Crédit Agricole S.A. 2002 shelf-registration document registered by the COB on 23 May 2003 under number R.03-093; the Crédit Agricole S.A 2003 shelf-registration document registered by the AMF on 4 May 2004 under number R.04-073; and the updates to those documents. Pursuant to Article 28 of EC Regulation 809/2004, the following documents are also incorporated into this update by reference:*
- the Auditors' Reports on the consolidated financial statements of the Crédit Agricole S.A. and Crédit Agricole groups for the year ended 31 December 2003 and the financial statements of the Crédit Agricole S.A and Crédit Agricole groups for the year ended 31 December 2003;
- the Auditors' Reports on the consolidated financial statements of the Crédit Agricole S.A. and Crédit Agricole groups for the year ended 31 December 2002 and the financial statements of the Crédit Agricole S.A and Crédit Agricole groups for the year ended 31 December 2002;
- the Auditors' Reports on the pro forma consolidated financial statements of the Crédit Agricole S.A. and Crédit Agricole groups for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 and the pro forma financial statements of the Crédit Agricole S.A and Crédit Agricole groups for the years ended 31 December 2003, 31 December 2002 and 31 December 2001.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Half-year 2005 financial statements

Published in the BALO, October 12, 2005

For an English language summary, please refer to the Financial Statements for the six months ended 30 June 2005, set forth as Exhibit 1.1.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1A

Base Prospectus relating to the Euro Medium Term Note Programme

September 30, 2005

Please see attached.

Base Prospectus dated 30 September 2005

Crédit Agricole S.A.

including acting through its London Branch

(Incorporated with limited liability in the Republic of France)

Euro 25,000,000,000

Euro Medium Term Note Programme

Crédit Agricole S.A. (the "**Issuer**") may, subject to compliance with all relevant laws, regulations and directives, from time to time issue outside the Republic of France Euro Medium Term Notes (the "**Notes**") denominated in any currency (including euro) under its Euro 25,000,000,000 Euro Medium Term Note Programme initially established on 21st April 1999 (as amended, supplemented and restated from time to time, the "**Programme**"). The Issuer may act through its London branch for the purpose of issuing the Notes. The aggregate nominal amount of Notes outstanding (including those issued through the Issuer's London Branch) will not at any time exceed Euro 25,000,000,000 (or the equivalent in other currencies). This Base Prospectus supersedes all preceding offering circulars prepared in connection with the Programme. Any Notes to be issued on or after the date hereof under the Programme are issued subject to the provisions set out herein. This does not affect any Notes issued prior to the date hereof.

Application has been made to list Notes issued under the Programme within 12 months of the date of publication of this Base Prospectus on the regulated market of the Luxembourg Stock Exchange. However, unlisted Notes may be issued pursuant to the Programme. The relevant Final Terms (as defined on page 14) in respect of the issue of any Notes will specify whether or not such Notes will be listed on the regulated market of the Luxembourg Stock Exchange (or any other stock exchange). In the case of any Notes which are to be admitted to trading on a regulated market within the European Economic Area and/or offered to the public in a Member State of the European Economic Area which requires the publication of a prospectus under Directive 2003/71/EC (the "**Prospectus Directive**"), the minimum denomination shall be Euro 50,000 (or its equivalent in any other currency as at the date of issue of the Notes) (as this Base Prospectus has not been approved by the relevant competent authority of the Issuer's country of incorporation for the purposes of the Prospectus Directive) in the case of any Notes admitted to trading on an ISD Regulated Market or offered to the public within the territory of any EEA State, in each case in circumstances which require the publication of a prospectus under the Prospectus Directive, the minimum denomination shall be €50,000 (or its equivalent in any other currency as at the date of issue of those Notes).

Each Tranche (as defined on page 14) of Notes to be issued in bearer form ("**Bearer Notes**") will be represented on issue by a temporary global note in bearer form (each a "**temporary Global Note**") or a permanent global note in bearer form (each a "**permanent Global Note**" and, together with the temporary Global Note, the "**Global Notes**"). Global Notes may be deposited on the issue date with a common depositary on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream Luxembourg**").

Each Tranche of Notes to be issued in registered form ("**Registered Notes**") and which are sold in an "offshore transaction" within the meaning of Regulation S ("**Regulation S**") under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") will initially be represented by a permanent registered global certificate (each an "**Unrestricted Global Certificate**"), without interest coupons, which may be deposited on the issue date (i) in the case of a Tranche intended to be cleared through Euroclear and/or Clearstream Luxembourg, with a common depositary on behalf of Euroclear and Clearstream Luxembourg and (ii) in the case of a Tranche intended to be cleared through a clearing system other than or in addition to Euroclear and/or Clearstream Luxembourg or delivered outside a clearing system, as agreed between the Issuer and the relevant Dealer.

Registered Notes which are sold in the United States to qualified institutional buyers ("**QIBs**") within the meaning of Rule 144A under the Securities Act ("**Rule 144A**"), will initially be represented by a permanent registered global certificate (each a "**Restricted Global Certificate**" and, together with the "Unrestricted Global Certificate", the "**Global Certificates**"), without interest coupons, which will be deposited on the issue date with a custodian for, and registered in the name of Cede & Co. as nominee for, The Depository Trust Company ("**DTC**"). Registered Notes which are sold in the United States to institutions that are accredited investors (as defined in Rule 501 (a)(1), (2), (3) or (7) of Regulation D ("**Regulation D**") under the Securities Act) ("**Institutional Accredited Investors**") pursuant to Section 4(2) of the Securities Act will be represented by definitive registered notes ("**Definitive Registered Notes**"). Beneficial interests in Global Certificates held by Euroclear, Clearstream Luxembourg and/or DTC will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear, Clearstream Luxembourg and/or DTC, and their respective participants. See "Clearing and Settlement". The provisions governing the exchange of interests in the Global Notes for other Global Notes and definitive Notes and the exchange of interests in each Global Certificate for Definitive Registered Notes are described in "Form of the Notes".

The Issuer may agree with any Dealer (as defined on page 14) that Notes may be issued in a form not, or not fully, contemplated by the Terms and Conditions of the Notes herein, in which event either a supplement to this Base Prospectus, if appropriate, or a separate prospectus will be made available which will describe the effect of the agreement reached in relation to such Notes. This Base Prospectus, the Documents Incorporated by Reference (as defined on page 19) and the Final Terms of issues listed on the regulated market of the Luxembourg Stock Exchange will be published on the website of the Luxembourg Stock Exchange (www.bourse.lu).

Arranger

Merrill Lynch International

Dealers

Barclays Capital	**CALYON Corporate and Investment Bank**
Citigroup	**Credit Suisse First Boston**
Dresdner Kleinwort Wasserstein	**Goldman Sachs International**
JPMorgan	**Lehman Brothers**
Merrill Lynch International	**Morgan Stanley**
Nomura International	**The Royal Bank of Scotland**
UBS Investment Bank	

RESPONSIBILITY STATEMENT

This Base Prospectus has been prepared for the purpose of giving information with regard to the Issuer and the Notes. The Issuer (whose registered office appears on page 232 of this document), having taken all reasonable care to ensure that such is the case, confirms that the information contained in this Base Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

FISCAL AGENT, PRINCIPAL PAYING AGENT, CALCULATION AGENT

CREDIT AGRICOLE S.A.
91-93 boulevard Pasteur
75015 Paris

REGISTRAR, EXCHANGE AGENT, TRANSFER AGENT, ISSUING AGENT AND DTC PAYING AGENT

Citibank, N.A.
5 Carmelite Street
London EC4Y OPA

LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

Crédit Agricole Investor Services Bank Luxembourg S.A.
39, Allée Scheffer
P.O. Box 1104 Luxembourg

STATUTORY AUDITORS

Barbier Frinault & Autres
Ernst & Young
41, rue Ybry
92576 Neuilly Sur Seine Cedex

PricewaterhouseCoopers Audit
32, rue Guersant
75833 Paris Cedex 17

LEGAL ADVISERS

To the Issuer

in respect of English and United States law
Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
London EC2V 5EH

In respect of French law
Cleary Gottlieb Steen & Hamilton LLP
12, rue de Tilsitt
75008 Paris

To the Dealers

in respect of English, French and United States law
Linklaters
25, rue de Marignan
75008 Paris

REGISTERED OFFICE OF THE ISSUER

91-93 boulevard Pasteur
75015 Paris

ARRANGER

Merrill Lynch Capital Markets (France) SAS
112 avenue Kléber
75761 Paris Cedex 16

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

CALYON
9, quai du Président Paul Doumer
92920 Paris La Défense Cedex

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Dresdner Bank Aktiengesellschaft
Jürgen - Ponto - Platz 1
D-60301 Frankfurt am Main

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Lehman Brothers International (Europe)
25 Bank Street
Canary Wharf
London E14 5LE

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

GENERAL INFORMATION

1 The Luxembourg Stock Exchange has allocated to the Programme the number 12151 for listing purposes.

2 The Issuer has obtained all necessary consents, approvals and authorisations in the Republic of France in connection with the establishment and update of the Programme. The Programme base currency was originally denominated in U.S. dollars. The Issuer decided to convert such base currency into Euro. The conversion of such base currency into Euro was authorised by a resolution of the *Conseil d'Administration* passed on 1 June 2005. The *Conseil d'Administration* also authorized on 1 June 20005 the increase of the Programme limit to Euro 25,000,000,000.

3 Since 31st December, 2004 there has been no significant change in the financial or trading position and no material adverse change in the prospects of the Issuer.

4 Except as disclosed in this Base Prospectus, there are no governmental, legal or arbitration proceedings pending or, to the Issuer's knowledge, threatened against the Issuer, or any subsidiary of the Issuer during the 12 months prior to the date hereof which may have or have had in the recent past a significant effect, in the context of the issue of the Notes, on the financial position or profitability of the Issuer or any subsidiary of the Crédit Agricole S.A. Group.

5 Each Note, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

6 Notes have been accepted for clearance through the Euroclear and Clearstream Luxembourg systems. The Common Code and the International Securities Identification Number (ISIN) for each Series of Notes will be set out in the relevant Final Terms.

7 Copies of the audited consolidated and non-consolidated accounts of the Issuer for the years ended 31 December 2004 and 31 December 2003, the audited consolidated accounts of the Crédit Agricole Group for the years ended 31 December 2004 and 31 December 2003, the unaudited consolidated accounts of the Issuer for the three months ended 31 March 2005, the constitutional documents (*statuts*) of the Issuer, the Final Terms and this Base Prospectus (including the Documents Incorporated by Reference and any supplement hereto) may be obtained, and copies of the Agency Agreement and the Deed of Covenant will be available for inspection, at the specified offices of each of the Paying Agents during normal business hours, so long as any of the Notes is outstanding.

8 Barbier Frinault & Autres and Cabinet Alain Laine (statutory auditors) have audited the non-consolidated and consolidated financial statements of the Issuer for the year ended 31st December 2003. Barbier Frinault & Autres and PriceWaterhouseCoopers Audit (statutory auditors) have audited the non-consolidated and consolidated financial statements of the Issuer for the year ended 31st December 2004. Barbier Frinault & Autres belongs to the *Compagnie Régionale des Commissaires aux Comptes de Paris* and PriceWaterhouseCoopers Audit to the *Compagnie Régionale des Commissaires aux Comptes de Versailles*.

9 The Issuer is a limited company organised under the laws of the Republic of France. None of the directors and executive officers of the Issuer are residents of the United States, and all or a substantial portion of the assets of the Issuer and such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Issuer or such persons or to enforce against any of them in the United States courts judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any State or territory within the United States.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "**Securities and Exchange Law**"). Accordingly, each of the Dealers has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, a resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

General

These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Final Terms issued in respect of the issue of Notes to which it relates or in a supplement to this Base Prospectus.

No action has been taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of the Base Prospectus or any other offering material or any Final Terms, in any country or jurisdiction where action for that purpose is required.

Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

Each Dealer has agreed that it will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes the Base Prospectus of any other offering material and neither the Issuer nor any other Dealer shall have responsibility therefor.

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Netherlands

Zero coupon Notes in definitive form and other Notes in definitive form on which interest does not become due and payable during their term but only at maturity (savings certificates or *spaarbewijzen* as defined in the Dutch Savings Certificates Act or *Wet inzake spaarbewijzen*, the "SCA") may only be transferred and accepted, directly or indirectly, within, from or into the Netherlands through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. with due observance of the provisions of the SCA and its implementing regulations (which include registration requirements). No such mediation is required, however, in respect of (i) the initial issue of such Notes to the first holders thereof, (ii) the transfer and acceptance by individuals who do not act in the conduct of a profession or business, and (iii) the issue and trading of such Notes if they are physically issued outside the Netherlands and are not immediately thereafter distributed in the Netherlands.

Italy

Each Dealer has acknowledged and agreed that the offering of the Notes has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the "**CONSOB**") pursuant to Italian securities legislation and, accordingly, has represented and agreed that the Notes may not and will not be offered, sold or delivered, nor may or will copies of the Prospectus or any other documents relating to the Notes or the Programme be distributed in Italy, except in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Financial Service Act**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each Dealer has represented and agreed that any offer, sale or delivery of the Notes or distribution of copies of the Prospectus or any other document relating to the Notes or the Programme in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the "**Italian Banking Law**"), CONSOB Regulation No. 11522 of July 1, 1998, as amended, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy, pursuant to which the issue or the offer of securities in Italy is conditioned upon obtaining authorization from the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

The offering documents and the information contained therein is intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Financial Service Act**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

In addition to the foregoing the following provisions shall apply in respect of the following EEA Member States:

France

(1) Each of the Dealers and the Issuer has acknowledged that the Notes are being issued outside the Republic of France.

and accordingly,

(a) neither this Base Prospectus (including any amendment, supplement or replacement thereto) nor any other offering material prepared in connection with the initial offering of the Notes has been approved by the *Autorité des marchés financiers* or by the competent authority of another Member State of the European Economic Area and notified to the *Autorité des marchés financiers*.

(b) in respect of (A) issues of Notes which constitute *obligations* denominated in whatever currency and offered through an international syndicate and (B) issues of Notes which constitute *obligations* denominated in euro and not syndicated through an international syndicate, each of the Dealers and the Issuer represents and agrees that (i) it has not offered or sold and will not offer or sell, directly or indirectly, any Notes by way of public offering in the Republic of France (an *appel public à l'épargne*, as defined in Article L. 411-1 of the French *Code monétaire et financier* (the "**Code**")), (ii) offers and sales of Notes in the Republic of France will be made only to qualified investors (*investisseurs qualifiés*) acting for their own account in accordance with Article L. 411-2 of the Code and applicable regulations thereunder and (iii) the direct or indirect resale to the public in France of any Notes acquired by any investors to whom may be made offers and sales of the Notes in the Republic of France (as described above), may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Code and applicable regulations thereunder.

(c) in respect of issues of Notes that are not offered through an international syndicate (except issues of Notes which constitute *obligations* denominated in euro), each of the Dealers and the Issuer represents and agrees that (i) it has not offered or sold and will not offer or sell, directly or indirectly, Notes in the Republic of France and (ii) each subscriber will be domiciled or resident for tax purposes outside the Republic of France and will not act through a permanent establishment or fixed base in the Republic of France.

(2) In addition and in each case, each Dealer and the Issuer represents and agrees that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, this Base Prospectus or any other offering material relating to the Notes other than to those investors (if any) to whom offers and sales of the Notes in the Republic of France may be made, as described above.

Note that the above selling restrictions apply to Notes which constitute *obligations*. If this is not the case, the selling restrictions may need to be altered. In addition, the above selling restrictions will be supplemented to the extent necessary in the relevant Final Terms.

United Kingdom

Each Dealer has represented, warranted and agreed that:

In addition, until 40 days after the commencement of the offering of any identifiable tranche of Notes, an offer or sale of such Notes within the United States by any dealer that is not participating in the offering of such Notes may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

This Base Prospectus has been prepared by the Issuer for use in connection with the offer and sale of the Notes outside the United States to non-U.S. persons and for the sale of the Notes in the United States in certain transactions exempt from the registration requirements of the Securities Act, and for the listing of Notes on the regulated market of the Luxembourg Stock Exchange. The Issuer and the Dealers reserve the right to reject any offer to purchase in whole or in part, for any reason, or to sell less than the number of Notes which may be offered to QIBs pursuant to Rule 144A and to Institutional Accredited Investors. This Base Prospectus does not constitute an offer to any person in the United States or to any U.S. person other than any QIB or any Institutional Accredited Investor to whom an offer has been made directly by one of the Dealers or an affiliate of one of the Dealers. Distribution of this Base Prospectus by any non-U.S. person outside the United States or by any QIB or any Institutional Accredited Investor in the United States to any U.S. person or to any other person within the United States, other than any QIB and those persons, if any, retained to advise such non-U.S. person, QIB or Institutional Accredited Investor with respect thereto, is unauthorised and any disclosure without the prior written consent of the Issuer of any of its contents to any such U.S. person or other person within the United States, other than any such QIB and those persons, if any, retained to advise such non-U.S. person, QIB or Institutional Accredited Investor, is prohibited.

Each issue of index-, commodity- or currency-linked Notes may be subject to such additional U.S. selling restrictions as the Relevant Dealer(s) may agree with the Issuer as a term of the issue and purchase or, as the case may be, subscription of such Notes.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each such member state, a "**Relevant Member State**"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with Article 18 of the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities that are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and for the Notes to be offered so as to enable an investor to decide to

SUBSCRIPTION AND SALE

Summary of Dealer Agreement

Subject to the terms and on the conditions contained in an Amended and Restated Dealer Agreement dated 30 September 2005 (as modified and/or supplemented and/or restated from time to time, the "**Dealer Agreement**") between the Issuer and the Permanent Dealers, the Notes will be offered on a continuous basis by the Issuer to the Permanent Dealers. However, the Issuer has reserved the right to sell Notes directly on its own behalf to Dealers that are not Permanent Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that are jointly and severally underwritten by two or more Dealers.

The Issuer will pay each relevant Dealer a commission as agreed between them. The Issuer has agreed to reimburse the Arrangers for certain of their expenses incurred in connection with the establishment of the Programme.

The Issuer has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

Selling Restrictions

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Accordingly, Registered Notes are being offered and sold only (i) to QIBs in compliance with Rule 144A, (ii) to a limited number of Institutional Accredited Investors that, prior to their purchase of Section 4(2) Notes, deliver to the Issuer and the Dealer from whom they purchase such Notes a letter containing certain representations and agreements and (iii) outside the United States to non-U.S. persons in "offshore transactions" within the meaning of Regulation S under the Securities Act.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that, except as permitted by the Dealer Agreement, it will not offer, sell or, in the case of Bearer Notes, deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of an identifiable tranche of which such Notes are a part (the "**Distribution Compliance Period**"), as determined and certified to the Fiscal Agent by such Dealer (or, in the case of an identifiable tranche of Notes sold to or through more than one Dealer, by each of such Dealers with respect to Notes of an identifiable tranche purchased by or through it, in which case the Fiscal Agent shall notify such Dealer when all such Dealers have so certified), within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each Dealer to which it sells Notes during the Distribution Compliance Period (other than resales pursuant to Rule 144A) a confirmation or other notice setting out the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S.

tax purposes Taxable gains are determined as being the difference between the sale, repurchase or redemption price (including accrued but unpaid interest) and the lower of the cost or book value of the Notes sold or redeemed.

Luxembourg resident companies benefiting from a special tax regime

Luxembourg resident corporate Noteholders which are companies benefiting from a special tax regime (such as holding companies subject to the law of 31 July 1929 and undertakings for collective investment subject to the law of 20 December 2002) are tax exempt entities in Luxembourg, and are thus not subject to any Luxembourg tax other than the subscription tax calculated on their share capital or net asset value (i.e., corporate income tax, municipal business tax and net wealth tax).

Net Wealth Tax

Luxembourg net wealth tax will not be levied on a Noteholder, unless (i) such Noteholder is a Luxembourg resident other than a holding company governed by the amended law of 31 July 1929, an undertakings for collective investment governed by the amended laws of 30 March 1988 and 20 December 2002, a securitisation company governed by the law of 22 March 2004 on securitisation, or a company governed by the law of 15 June 2004 on venture capital vehicles, or (ii) the Notes are attributable to an enterprise or part thereof which is carried on in Luxembourg through a permanent establishment or (iii) the Notes are attributable to a fixed base of business in Luxembourg of the Noteholder.

Other Taxes

There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by Noteholders as a consequence of the issuance of the Notes, nor will any of these taxes be payable as a consequence of a subsequent transfer or redemption of the Notes.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Notes or in respect of the payment of interest or principal under the Notes or the transfer of the Notes.

No inheritance taxes are levied on the transfer of the Notes upon death of a Noteholder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. Gift taxes may be due on a gift or donation if embodied in a Luxembourg deed or registered in Luxembourg.

also no Luxembourg withholding tax, subject to the application of the Laws, upon repayment of the principal or upon redemption or exchange of the Notes.

Luxembourg withholding tax may in the future be introduced for interest payments made to Luxembourg individual residents.

Under the Directive, a Luxembourg based paying agent (within the meaning of the Directive) is required since 1 July 2005 to withhold tax on interest and other similar income paid by it to (or under certain circumstances, to the benefit of) an individual resident in another Member State or a residual entity in the sense of article 4.2. of the Directive, unless the beneficiary of the interest payments elects for an exchange of information. The same regime applies to payments to individuals resident in any of the following territories: Netherlands Antilles, Aruba, Guernsey, Jersey, the Isle of Man, Montserrat and the British Virgin Islands.

The withholding tax rate is initially 15%, increasing steadily to 20% and to 35%. The withholding tax system will only apply during a transitional period, the ending of which depends on the conclusion of certain agreements relating to information exchange with certain other countries (the transitional period may therefore never end).

Taxation of the Noteholders

Taxation of Luxembourg non-residents

Noteholders who are non-residents of Luxembourg and who have neither a permanent establishment nor a fixed base of business, nor a permanent representative in Luxembourg with which or whom the holding of the Notes is connected are not liable to any Luxembourg income tax, whether they receive repayments of principal, payments of interest (including accrued but unpaid interest), payments received upon the redemption of the Notes, or realise capital gains on the sale of any Notes.

Non-resident Noteholders who have a permanent establishment, a fixed base of business or a permanent representative in Luxembourg, to which the Notes are attributable, must include any interest received or accrued, as well as any gain realized on the sale, disposal or redemption of Notes, in their taxable income for Luxembourg income tax assessment purposes. Taxable gains are determined as being the difference between the sale, repurchase or redemption price (including accrued but unpaid interest) and the lower of the cost or book value of the Notes sold or redeemed.

Taxation of Luxembourg residents

Luxembourg resident Noteholders or non-resident Noteholders who have a permanent establishment, a fixed base of business or a permanent representative in Luxembourg with which or whom the holding of the Notes is connected, must, for income tax purposes, include any interest received in their taxable income. They will not be liable to any Luxembourg income tax on repayment of principal.

Luxembourg resident individuals

A gain realized upon the sale, disposal or redemption of Notes by Luxembourg resident individual Noteholders acting in the course of the management of their private wealth is not subject to Luxembourg income tax, provided this sale, disposal or redemption took place more than six months after the Notes were acquired. However, any portion of such gain corresponding to accrued but unpaid interest income may be subject to Luxembourg income tax, insofar as the accrued but unpaid interest is indicated separately in the agreement.

Luxembourg resident companies

Luxembourg resident corporate (*sociétés de capitaux*) Noteholders must include any interest received or accrued, as well as any gain realized on the sale, disposal or redemption of Notes, in their taxable income for Luxembourg income tax assessment purposes. The same inclusion applies to individual Noteholders, acting in the course of the management of a professional or business undertaking, who are Luxembourg residents for

EU TAXATION

On 3 June 2003, the ECOFIN Council of the European Union adopted directive 2003/48/EC on the taxation of savings income (the "**Directive**"). Pursuant to such Directive, Member States are required as from 1 July 2005 to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State (the "**Disclosure of Information Method**").

For these purposes, the term "paying agent" is defined widely and includes in particular any economic operator who is responsible for making interest payments, within the meaning of the Directive, for the immediate benefit of individuals.

However, throughout a transitional period, certain Member States (the Grand-Duchy of Luxembourg, Belgium and Austria) will withhold an amount on interest payments instead of using the Disclosure of Information Method used by other Member States, unless the relevant beneficial owner of such payment elects for the Disclosure of Information Method. The rate of such withholding tax is equal to 15% as from 1 July 2005, 20% as from 1 July 2008 and 35% as from 1 July 2011.

According to the agreement reached by ECOFIN Council, such transitional period will end at the end of the first full fiscal year following the later of (i) the date of entry into force of an agreement between the European Community and several jurisdictions (Switzerland, Liechtenstein, San Marino, Monaco and Andorra), providing for the exchange of information upon request, in addition to the simultaneous application by those same jurisdictions of a withholding tax on such payments at the rates described above and (ii) the date on which the Council agrees that the United States of America is committed to exchange of information upon request.

The Directive was implemented into French law, which imposes on paying agents based in France an obligation to report to the French tax authorities certain information with respect to interest payments made to beneficial owners domiciled in another Member State, including, among other things, the identity and address of the beneficial owner and a detailed list of the different categories of interest paid to that beneficial owner. These reporting obligations entered into force with respect to interest payments made from 1 July 2005, but paying agents have been required to identify the beneficial owners of such payments as from 1 January 2004, as set forth in Article 242 ter of the *Code Général des Impôts* and in Articles 49 I ter to 49 I *sexies* of Annex III thereto.

Luxembourg tax considerations

The statements herein regarding taxation in Luxembourg are based on the laws in force in the Grand-Duchy of Luxembourg as of the date of this Base Prospectus and are subject to any changes in law. The following summary does not purport to be a comprehensive description of all the tax considerations which may be relevant to a decision to purchase, own or dispose of the Notes. Each prospective holder or beneficial owner of Notes should consult its tax advisor as to the Luxembourg tax consequences of the ownership and disposition of the Notes.

Luxembourg tax residency of the Noteholders

A Noteholder will not become resident, or be deemed to be resident, in Luxembourg by reason only of the holding of the Notes, or the execution, performance, delivery and/or enforcement of the Notes.

Withholding tax

Under Luxembourg tax law currently in effect and subject to the application of the Luxembourg laws dated 21 June 2005 (the "**Laws**") implementing the Directive and several agreements concluded between Luxembourg and certain dependant territories of the European Union, there is no withholding tax on payments of interest (including accrued but unpaid interest) made to Luxembourg resident and non-resident Noteholders. There is

are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel before purchasing Notes.

Any Plan fiduciary that proposes to cause a Plan to purchase Notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

The sale of Notes to a Plan is in no respect a representation by us that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

Any special ERISA considerations relevant to a particular issue of Notes will be provided in the applicable Final Terms.

investments be made in accordance with the documents governing the Plan. The prudence of a particular investment will be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan's particular circumstances and all of the facts and circumstances of the investment including, but not limited to, the matters discussed in "Risk Factors" and the fact that in the future there may be no market in which the fiduciary will be able to sell or otherwise dispose of the Notes.

In addition, Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts, which we refer to, together with any entities whose underlying assets include the assets of any such plan and with ERISA Plans, "**Plans**") and certain persons (referred to as "parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of the Code) having certain relationships to such Plans, unless a statutory or administrative exemption applies to the transaction. In particular, a sale or exchange of property or an extension of credit between a Plan and a party in interest or disqualified person may constitute a prohibited transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes or other liabilities under ERISA and/or the Code.

We, directly or through our affiliates, may be considered a party in interest or a disqualified person with respect to many Plans. Prohibited transactions within the meaning of Section 406 of ERISA and/or Section 4975 of the Code may arise if the Notes are acquired by a Plan with respect to which we or an affiliate is a party in interest or a disqualified person, unless the Notes are acquired pursuant to and in accordance with an applicable exemption. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may apply depending in part on the type of Plan fiduciary making the decision to acquire a Note and the circumstances under which that decision is made. Included among these exemptions are Prohibited Transaction Class Exemption ("**PTCE**") 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a "**qualified professional asset manager**"), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 95-60 (relating to investments by insurance company general accounts) and PTCE 96-23 (relating to transactions determined by an in-house asset manager). There can be no assurance that any of these class exemptions or any other exemption will be available with respect to any particular transaction involving the Notes.

BY ITS PURCHASE AND HOLDING OF A NOTE, EACH PURCHASER AND EACH TRANSFEREE, INCLUDING ANY FIDUCIARY PURCHASING ON BEHALF OF A PLAN, WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED, IN ITS CORPORATE AND FIDUCIARY CAPACITY, ON EACH DAY FROM THE DATE ON WHICH THE PURCHASER OR TRANSFEREE ACQUIRES THE NOTE THROUGH AND INCLUDING THE DATE ON WHICH THE PURCHASER OR TRANSFEREE DISPOSES OF ITS INTEREST IN SUCH NOTE, EITHER THAT (A) IT IS NOT AN EMPLOYEE BENEFIT PLAN AS DESCRIBED IN SECTION 3(3) OF ERISA AND SUBJECT TO ERISA, OR A PLAN SUBJECT TO SECTION 4975 OF THE CODE, OR A GOVERNMENTAL PLAN OR CHURCH PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE, OR AN ENTITY WHOSE ASSETS ARE TREATED AS ASSETS OF ANY SUCH PLAN OR (B) ITS PURCHASE, HOLDING AND DISPOSITION OF A NOTE DOES NOT AND WILL NOT CONSTITUTE A PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR IN THE CASE OF A GOVERNMENTAL OR CHURCH PLAN, ANY SUBSTANTIALLY SIMILAR PROVISIONS OF ANY FEDERAL, STATE OR LOCAL LAW) UNLESS AN EXEMPTION IS AVAILABLE WITH RESPECT TO SUCH TRANSACTIONS AND ALL THE CONDITIONS OF SUCH EXEMPTION HAVE BEEN SATISFIED.

Governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to state or other laws that

in your tax basis in the Note. Therefore, if you do not elect to amortize premium and you hold the Note to Maturity, you generally will be required to treat the premium as capital loss when the Note matures.

Market Discount

If you purchase a Note at a price that is lower than the Note's remaining redemption amount (or in the case of an Original Issue Discount Note, the Note's adjusted issue price), by 0.25% or more of the remaining redemption amount (or adjusted issue price), multiplied by the number of remaining whole years to maturity, the Note will be considered to bear "market discount" in your hands. In this case, any gain that you realize on the disposition of the Note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the Note during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the Note. In general, market discount will be treated as accruing ratably over the term of the Note, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency Note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the Note.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the Note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency Note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder's taxable year).

Indexed Notes and Other Notes Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments ("**contingent debt obligations**"). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. We will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations in the Final Terms.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with Note payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the Notes. If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements.

Certain ERISA Considerations

The U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") imposes fiduciary standards and certain other requirements on employee benefit plans subject thereto including collective investment funds, separate accounts, and other entities or accounts whose underlying assets are treated as assets of such plans pursuant to the U.S. Department of Labor regulation, 29 CFR Section 2510.3-101 (collectively, "**ERISA Plans**"), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA Plan's

indicated in the Final Terms. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the Final Terms and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the Notes.

Short-Term Notes

The rules described above will also generally apply to Original Issue Discount Notes with maturities of one year or less ("**short-term Notes**"), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term Note as qualified stated interest, but treat a short-term Note as having original issue discount. Thus, all short-term Notes will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis holder of a short-term Note and you do not identify the short-term Note as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the Note as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the Note during the period you held the Note. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term Note until the Maturity of the Note or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term Note, you may elect to accrue original issue discount on a current basis (in which case the limitation on the deductibility of interest described above will not apply). A U.S. holder using the accrual method of tax accounting and some cash method holders (including banks, securities dealers, regulated investment companies and certain trust funds) generally will be required to include original issue discount on a short-term Note in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term Note you may elect to accrue any "acquisition discount" with respect to the Note on a current basis. Acquisition discount is the excess of the remaining redemption amount of the Note at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term Notes.

Premium

If you purchase a Note at a cost greater than the Note's remaining redemption amount, you will be considered to have purchased the Note at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the Note. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the Note by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency Note, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency Note based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the Note and the exchange rate on the date the holder acquired the Note. If you do not elect to amortize premium, the amount of premium will be included

to maturity" of a Note is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the Note to equal the issue price. As a result of this "constant yield" method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a Note (i.e., the excess of all remaining payments to be received on the Note, including payments of qualified stated interest, over the amount you paid for the Note) under the constant yield method described above. This election will generally only apply to the Note with respect to which it is made. If you purchase Notes at a premium or market discount and if you make this election, you will also be deemed to have made the election (discussed below under the "Premium" and "Market Discount") to amortize premium or to accrue market discount currently on a constant yield basis in respect of all other premium or market discount bonds that you hold.

In the case of an Original Issue Discount Note that is also a foreign currency Note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method described above and (ii) translating that foreign currency amount at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described above under "Payments or Accruals of Interest." Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a foreign currency Note, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note), you will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Note, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

If you purchase an Original Issue Discount Note outside of the initial offering at a cost less than its remaining redemption amount (i.e., the total of all future payments to be made on the Note other than payments of qualified stated interest), or if you purchase an Original Issue Discount Note in the initial offering at a price other than the Note's issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Note at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

Floating rate Notes generally will be treated as "variable rate debt instruments" under the original issue discount rules. Accordingly, the stated interest on a Floating Rate Note generally will be treated as "qualified stated interest" and such a Note will not have original issue discount solely as a result of the fact that it provides for interest at a variable rate. If a floating rate Note does not qualify as a "variable rate debt instrument," the Note will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. We will provide a detailed description of the tax considerations relevant to U.S. holders of any such Notes in the Final Terms.

Certain Original Issue Discount Notes may be redeemed prior to Maturity, either at the option of the Company or at the option of the holder, or may have special repayment or interest rate reset features as

attributable to changes in exchange rates during the period in which you held the Note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the Note.

Original Issue Discount

If we issue Notes at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the Notes multiplied by the number of full years to their maturity, the Notes will be "Original Issue Discount Notes." The difference between the issue price and the stated redemption price at maturity of the Notes will be the "original issue discount." The "issue price" of the Notes will be the first price at which a substantial amount of the Notes are sold to the public (i.e., excluding sales of Notes to underwriters, placement agents, wholesalers, or similar persons). The "stated redemption price at maturity" will include all payments under the Notes other than payments of qualified stated interest. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Company) at least annually during the entire term of a Note at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in an Original Issue Discount Note, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the "daily portions" of original issue discount on that Note for all days during the taxable year that you own the Note. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the Note, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period is determined by:

(i) multiplying the "adjusted issue price" (as defined below) of the Note at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity (defined below) of the Note and the denominator of which is the number of accrual periods in a year; and

(ii) subtracting from that product the amount (if any) payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Note that is a floating rate Note, both the "annual yield to maturity" and the qualified stated interest will be determined for these purposes as though the Note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the Note on its date of issue or, in the case of some floating rate Notes, the rate that reflects the yield that is reasonably expected for the Note. (Additional rules may apply if interest on a floating rate Note is based on more than one interest index.) The "adjusted issue price" of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price (including any accrued interest) and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the Note in all prior accrual periods. All payments on an Original Issue Discount Note (other than qualified stated interest) will generally be viewed first as payments of previously accrued original issue discount (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The "annual yield

is within five business days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the Note.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a Note generally will equal the cost of the Note to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the Note. (The rules for determining these amounts are discussed below.) If you purchase a Note that is denominated in a foreign currency, the cost to you (and therefore generally your initial tax basis) will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency Note is traded on an established securities market and you are a cash-basis taxpayer (or if you are an accrual-basis taxpayer that makes a special election), you will determine the U.S. dollar value of the cost of the Note by translating the amount of the foreign currency that you paid for the Note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a Note in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a Note, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a Note, or if a Note that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued qualified stated interest, which will be subject to tax in the manner described above under "Payments or Accruals of Interest") and your tax basis in the Note. If you sell or exchange a Note for a foreign currency, or receive foreign currency on the retirement of a Note, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency Note is disposed of or retired. If you dispose of a foreign currency Note that is traded on an established securities market and you are a cash-basis U.S. holder (or if you are an accrual-basis holder that makes a special election), you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency Notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a Note generally will be U.S. source capital gain or loss. The gain or loss on the sale, exchange or retirement of a Note will be long-term capital gain or loss if you have held the Note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency Note generally will be treated as ordinary income or loss to the extent that the gain or loss is

UNITED STATES TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS BASE PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in Notes and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis without regard to source. This summary deals only with U.S. holders that hold Notes as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold Notes as a hedge against currency risk or as a position in a "straddle" or conversion transaction, tax-exempt organization or a person whose "functional currency" is not the U.S. dollar.

This summary is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

You should consult your tax adviser about the tax consequences of holding Notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Bearer Notes (including Exchangeable Bearer Notes while in bearer form) are not being offered to U.S. Holders. A U.S. Holder who owns a Bearer Note may be subject to limitations under United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the United States Internal Revenue Code.

Payments or Accruals of Interest

Payments or accruals of "qualified stated interest" (as defined below) on a Note will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting) and will generally constitute income from sources outside the U.S. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a Note in a currency other than U.S. dollars (a "**foreign currency**"), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, as an accrual-basis U.S. holder, you may elect to translate all interest income on foreign currency-denominated Notes at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that you receive the interest payment if that date

The Chairmanship of CASAM's Board of Directors will be held on a revolving, three-year basis by representatives of CAAM and Calyon:

- Marc Litzler, Deputy Chief Executive Officer at Calyon, will be the first Chairman of CASAM's Board.
- Fathi Jerfel, a member of the Executive Committee and Head of Structured Asset Management at CAAM has been appointed Chief Executive Officer at CASAM.
- Marc Romano, a member of the Executive Committee of the Equity and Fund Derivatives business line and head of Calyon's investment structuring teams, has been appointed Deputy Chief Executive Officer at CASAM.

(1) With a 26% market share in France (Source: Europerformance-Fininfo -at end-July 2005) and a 30% market share in Japan (Source: BloombergiCAAM Japan)

Crédit Agricole S.A. to acquire the fund administration and custody and private banking businesses of Achmea in Luxembourg *(press release dated 14 September 2005)*

Crédit Agricole S.A. will acquire the fund administration and custody and private banking businesses of Achmea in Luxembourg, with effect from 31 October 2005, under the terms of an agreement signed on 30 June 2005. At present, Achmea provides these services through Banque Colbert (Luxembourg) S.A.

The fund administration and custody activity will be taken over by Crédit Agricole Investor Services Bank Luxembourg. Further to an agreement signed on 30 June 2005 between Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne, Crédit Agricole Investor Services Bank Luxembourg is now part of Crédit Agricole Caisse d'Epargne Investor Services (CACEIS). It will shortly be renamed CACEIS Bank Luxembourg.

Crédit Agricole Luxembourg (Private Bank) will take over the private banking business, while Crédit Agricole Luxembourg Conseil will acquire two other activities: financial engineering and domiciliation.

In all, this operation affects 53 people, who will be re-assigned to other Crédit Agricole entities in Luxembourg.

The deal will allow Achmea to focus on its insurance business. For Crédit Agricole S.A., the acquisition is totally consistent with its international growth strategy.

2. ADDITONAL INFORMATION

Statutory auditors

The statutory auditors belong to the following professional organisations:

Barbier Frinault et autres – Ernst & Young: Compagnie Régionale des Commissaires aux comptes de Versailles.

PricewaterhouseCooopers Audit: Compagnie Régionale des Commissaires aux comptes de Paris.

Potential conflicts of interests within the administrative, management and supervisory bodies

As at July 1 2005, the Board of Directors of Crédit Agricole S.A. comprised 21 Directors, including 2 corporate officers of SAS Rue La Boétie (Messrs. Sander and Couturier), which holds approximately 54% of the share capital of Crédit Agricole S.A. and is itself owned by the Regional Banks, and 13 corporate officers of the Regional Banks (Messrs. Carron, Sander, Couturier, Dupuy, Bru, David, Dieval, Gobin, Kerfrieden, Mary, Michaut, Pargade and Pichon), in which Crédit Agricole S.A. owns a 25% interest.

The interests of the Regional Banks and SAS Rue La Boétie may differ from those of Crédit Agricole S.A. or from those of the other holders of Crédit Agricole S.A.'s securities, which may result in potential conflicts of interest between the duties owed to Crédit Agricole S.A. by persons who are both director of Crédit Agricole S.A. and corporate officer of SAS Rue La Boétie or of a Regional Bank and those that the same persons owe to SAS Rue La Boétie or a Regional Bank.

It is reminded that Crédit Agricole S.A. exercises the role of a central body vis-à-vis the Regional Banks, in accordance with Articles L. 511-30 to L. 511-32 and L. 512-47 to L. 512-54 of the French Financial and Monetary Code.

The Crédit Agricole Group announces the creation of Crédit Agricole Structured Asset Management *(press release dated 22 September 2005)*

Crédit Agricole Asset Management (CAAM), Crédit Agricole Group's Asset Management division, and Calyon, Crédit Agricole Group's Corporate and Investment Banking division, today announced the creation of a 50/50 joint venture: Crédit Agricole Structured Asset Management (CASAM).

This new asset management company approved by the *Autorité des Marchés Financiers* -the French securities regulator -on 1 September 2005, brings together expertise from across the Crédit Agricole Group in structured investment products, alternative investment through managed accounts, and Exchange Traded Funds (ETF).

The joint venture is the sole provider of such products within the Crédit Agricole Group. As from its inauguration today, it is a major player in the global marketplace, with 430 funds and more than €33 billion under management.

CASAM is the leader in structured investment in both France and Japan (1). By pooling together more than 10 years of experience and know-how coming from both CAAM and Calyon, CASAM is able to offer a broader range of structured products covering the needs of institutional investors, companies and individuals.

In its managed account offering, CASAM enjoys the support and cooperation of Crédit Agricole Alternative Investment Products Group (CA-AIPG). CA-AIPG's widely recognised expertise in selecting alternative investment managers will enable the development of a competitive range of managed accounts.

CASAM is responsible for the promotion of Crédit Agricole Group's ETF. These now represent a total of more than €2 billion invested in the main European indices (CAC40 indexis, SPDR Euro and SPDR Europe 350).

CASAM intends to market its expertise via the CAAM and Calyon teams in more than 60 countries, to a client base of institutional investors, companies and distributors.

VARIATION DES CAPITAUX PROPRES

(en millions d'euros)	Capital	Primes et réserves et report à nouveau	Provisions réglementées subventions d'investissement	Total des capitaux propres
Solde au 31 décembre 2002	**2 917**	**9 323**	**5**	**12 245**
Dividendes versés au titre de 2002		(729)		(729)
Variation de capital [1]	1 504			1 504
Variation des primes d'émission [2]		6 306		6 306
Résultat de l'exercice 2003		611		611
Autres variations [3]	-	112	(1)	111
Solde au 31 décembre 2003	**4 421**	**15 623**	**4**	**20 048**
Dividendes versés au titre de 2003		(800)		(800)
Variation de capital [1]				
Acompte sur dividende au titre de l'exercice2004		(433)		(433)
Variation des primes d'émission [2]				
Résultat de l'exercice 2004		1 249		1 249
Autres variations	-	(10)	(2)	(12)
Solde au 31 décembre 2004	**4 421**	**15 629**	**2**	**20 052**
Solde de dividendes versé au titre de 2004		(521)		(521)
Variation de capital [1]				
Variation des primes d'émission [2]				
Résultat au 30 juin 2005		2 094		2 094
Autres variations	-	(1)	(1)	(2)
Solde au 30 juin 2005	**4 421**	**17 201**	**1**	**21 623**

[1] ***Répartition de la variation du capital selon ses origines :***		*31/12/03*	*31/12/04*	*30/06/05*
Paiement du dividende en actions				
Augmentation du capital en numéraire		*445*		
Augmentation du capital par apport		*1 059*		
[2] ***Répartition de la variation des primes selon ses origines :***		*31/12/03*	*31/12/04*	*30/06/05*
Paiement du dividende en actions				
Augmentation du capital en numéraire		*1 860*		
Augmentation du capital par apport		*4 446*		

[3] *Autres variations de l'exercice 2003 : elles résultent pour 118 millions d'euros de l'affectation en compte de report à nouveau de l'impact du changement de méthode d'amortissement des frais d'émission des emprunts.*

COMPTE DE RÉSULTAT DE CRÉDIT AGRICOLE S.A. (COMPTES INDIVIDUELS)

aux 30 juin 2005, 31 décembre 2004 et 30 juin 2004

(en millions d'euros)		30/06/05	31/12/04	30/06/04
Produits nets d'intérêts et revenus assimilés		**(304)**	**(485)**	**(212)**
Revenus des titres à revenu variable		**2 793**	**2 344**	**1 975**
Produits nets des commissions		**(253)**	**(448)**	**(225)**
Produits nets sur opérations financières		**110**	**107**	**36**
Autres produits nets d'exploitation bancaire		**(41)**	**293**	**(14)**
Produit net bancaire		**2 305**	**1 811**	**1 560**
Charges générales de fonctionnement		**(233)**	**(410)**	**(184)**
Frais de personnel		(116)	(204)	(91)
Autres frais administratifs		(110)	(184)	(83)
Dotations aux amortissements		(7)	(22)	(10)
Résultat brut d'exploitation		**2 072**	**1 401**	**1 376**
Coût du risque		**10**	**24**	**(47)**
Résultat d'exploitation		**2 082**	**1 425**	**1 329**
Résultat net sur actifs immobilisés		**(162)**	**(561)**	**14**
Résultat courant avant impôt		**1 920**	**864**	**1 343**
Charges liées au rapprochement CA/CL		(12)	(87)	(56)
Résultat net exceptionnel		(624)	(2)	0
Impôt sur les bénéfices		199	383	276
Dotations nettes aux fonds pour risques bancaires généraux et provisions réglementées		611	91	56
Résultat net de l'exercice		**2 094**	**1 249**	**1 619**

HORS BILAN DE CRÉDIT AGRICOLE S.A. (COMPTES INDIVIDUELS)

aux 30 juin 2005, 31 décembre 2004 et 30 juin 2004

(en millions d'euros)		30/06/05	31/12/04	30/06/04
Engagements donnés		**15 412**	**51 909**	**19 073**
Engagements de financement		**3 149**	**6 816**	**6 088**
Engagements en faveur d'établissements de crédit		2 163	5 544	4 862
Engagements en faveur du Crédit Agricole		685	994	956
Engagements en faveur de la clientèle		301	278	270
Engagements de garantie		**12 263**	**45 093**	**12 529**
Engagements d'ordre d'établissements de crédit		8 508	41 420	8 615
Engagements d'ordre du Crédit Agricole		3 347	3 256	3 497
Engagements d'ordre de la clientèle		408	417	417
Engagements sur titres		**-**	**-**	**456**
Engagements reçus		**3 709**	**3 456**	**4 342**
Engagements de financement		**3 470**	**3 328**	**4 203**
Engagements reçus d'établissements de crédit		260	134	383
Engagements reçus du Crédit Agricole		3 210	3 194	3 820
Engagements de garantie		**239**	**128**	**139**
Engagements reçus d'établissements de crédit		231	113	122
Engagements reçus du Crédit Agricole		4	4	5
Engagements reçus d'autres organismes		4	11	12

PASSIF

(en millions d'euros)		30/06/05	31/12/04	30/06/04
Opérations interbancaires et assimilées		**31 552**	**30 793**	**29 933**
Banques centrales et CCP		-	-	-
Dettes envers les établissements de crédit		31 552	30 793	29 933
Opérations internes au Crédit Agricole		**13 667**	**14 300**	**13 106**
Comptes créditeurs de la clientèle		**168 805**	**166 066**	**162 191**
Comptes d'épargne à régime spécial		160 145	158 739	154 531
Autres dettes		8 660	7 327	7 660
Dettes représentées par un titre		**37 186**	**30 448**	**23 759**
Comptes de régularisation et passifs divers		**13 342**	**13 055**	**11 953**
Autres passifs		2 690	2 176	1 657
Comptes de régularisation		10 652	10 879	10 296
Provisions et dettes subordonnées		**20 421**	**17 922**	**17 281**
Provisions pour risques et charges		1 951	1 208	1 169
Dettes subordonnées		18 470	16 714	16 112
Fonds pour risques bancaires généraux		**636**	**1 246**	**1 280**
Capitaux propres hors FRBG		**21 623**	**20 052**	**20 865**
Capital souscrit		4 421	4 421	4 421
Primes d'émission		12 260	12 260	12 260
Réserves		2 615	2 553	2 553
Report à nouveau		232	-	9
Provisions réglementées et subventions d'investissement		1	2	3
Acomptes sur dividendes versés aux actionnaires		-	(433)	-
Résultat de l'exercice		2 094	1 249	1 619
TOTAL PASSIF		**307 232**	**293 882**	**280 368**

EXTRAIT DES COMPTES DE CRÉDIT AGRICOLE S.A. (SOCIÉTÉ MÈRE) (ÉTABLIS SELON LES NORMES COMPTABLES FRANÇAISES)

BILAN DE CRÉDIT AGRICOLE S.A. (COMPTES INDIVIDUELS)

aux 30 juin 2005, 31 décembre 2004 et 30 juin 2004

ACTIF

(en millions d'euros)		30/06/05	31/12/04	30/06/04
Opérations interbancaires et assimilées		**46 752**	**39 211**	**43 599**
Caisse, banques centrales, CCP		3 905	2 144	2 562
Effets publics et valeurs assimilées		4 061	3 815	4 092
Créances sur les établissements de crédit		38 786	33 252	36 945
Opérations internes au Crédit Agricole		**180 377**	**170 596**	**162 204**
Créances sur la clientèle		3 096	2 853	2 922
Autres concours à la clientèle		2 922	2 638	2 809
Comptes ordinaires débiteurs		174	215	113
Opérations sur titres		**14 017**	**18 993**	**11 588**
Obligations et autres titres à revenu fixe		10 160	16 438	9 005
Actions et autres titres à revenu variable		3 857	2 555	2 583
Valeurs immobilisées		**46 317**	**44 996**	**44 835**
Participations et autres titres détenus à long terme		11 683	11 691	11 709
Parts dans les entreprises liées		34 441	33 106	32 927
Immobilisations corporelles et incorporelles		193	199	199
Actions propres		**526**	**572**	**401**
Comptes de régularisation et actifs divers		**16 147**	**16 661**	**14 819**
Autres actifs		7 634	7 487	6 550
Comptes de régularisation		8 513	9 174	8 269
TOTAL ACTIF		**307 232**	**293 882**	**280 368**

Le groupe Crédit Agricole S.A. n'a pas réalisé d'opérations significatives au cours du premier semestre 2005 ni au cours de l'exercice 2004.

- Opérations sur capitaux propres :

* Émission d'instruments de capital :	néant	néant
* Cession ou remboursement d'instrument de capital :	néant	néant
* Paiement de dividendes :	805 millions d'euros	1 419 millions d'euros

Le paiement des dividendes comprend à hauteur de 521 millions d'euros pour le premier semestre 2005 et 1 234 millions d'euros pour l'exercice 2004 le montant versé par Crédit Agricole S.A. à ses actionnaires. Le montant versé au cours de l'exercice 2004 comprend à hauteur de 433 millions d'euros l'acompte sur dividendes au titre de l'exercice 2004. Ce montant comprend également à hauteur de 284 millions d'euros sur le premier semestre 2005 et 185 millions d'euros sur l'exercice 2004 le montant payé aux minoritaires au titre des actions de préférence qu'ils détiennent.

- Financement long terme :

* Émission de dettes subordonnées :	1 597 millions d'euros	846 millions d'euros

Au cours du premier semestre 2005, Crédit Agricole S.A. a réalisé en février 2005, une émission de 531 millions d'euros d'emprunts subordonnés à échéance 2017, une émission d'emprunts subordonnés à durée indéterminée de 466 millions d'euros en juin 2005 et une émission de titres super subordonnés de 600 millions d'euros réalisée en février 2005. Au cours de l'année 2004, Crédit Agricole S.A. a réalisé en décembre 2004 deux émissions d'emprunts subordonnés à terme, l'une de 450 millions d'euros à échéance 2006, l'autre de 396 millions d'euros à échéance 2016.

* Remboursement de dettes subordonnées :	354 millions d'euros	1 157 millions d'euros

Le groupe a réalisé des remboursements de titres subordonnés pour respectivement 354 millions d'euros au cours du premier semestre 2005 et 1 157 millions d'euros au cours de l'exercice 2004.

31.2 Détail par nature des impacts IFRS au 30 juin 2004 (y compris 32-39 et IFRS 4)

(en millions d'euros)	Impacts nets d'impôt - part du Groupe
Normes françaises au 30 juin 2004. Résultat net – part du Groupe	**1 075**
Badwill et goodwill	337
Actions propres	(5)
Day one profit	(35)
Autres	4
Quote-part des impacts IAS/IFRS des sociétés mises en équivalence	44
Impacts IFRS (y compris 32-39 et IFRS 4)	**345**
Normes IFRS au 30 juin 2004 (y compris 32-39 et IFRS 4). Résultat net – part du Groupe	**1 420**

NOTE 32 Investissements, désinvestissements, opérations de financement

En complément aux états financiers définis pour les établissements de crédit par le règlement CRB 91.03, le groupe Crédit Agricole S.A. présente et commente ci-après les flux de trésorerie relatifs aux opérations de structure financière (hors opérations courantes et de change) les plus significatives du 1er semestre 2005 et de l'exercice 2004. Ces éléments reflètent la mise en œuvre de la politique du groupe en matière de gestion financière, présentée dans l'annexe au rapport de gestion.

	1er semestre 2005	Exercice 2004
• Actifs financiers et participations :		
* Acquisition de titres de filiales consolidées:	384 millions d'euros	606 millions d'euros

Au cours du premier semestre 2005, le groupe Crédit Agricole S.A. a principalement acquis la participation résiduelle de 10% dans Finaref SA et Finaref AB, suite à un accord conclu le 31 décembre 2004 et effectivement payé en date du 27 janvier 2005.

Au cours de l'exercice 2004, les acquisitions réalisées par le groupe Crédit Agricole S.A. portent essentiellement sur une tranche complémentaire de 14,5% de Finaref SA et Finaref AB, l'acquisition de 49,1% de la société Eurofactors auprès d'Euler

* Cession de titres de filiales consolidées:	néant	766 millions d'euros

Au cours de l'exercice 2004, les cessions portent essentiellement sur les titres de la Financière Lapérouse, de la Banque Libano-Française SAL et de LACIM

* Acquisition de titres mis en équivalence :	56 millions d'euros	néant

Au cours du premier semestre 2005, le groupe Crédit Agricole S.A., au travers de Pacifica, a porté sa participation à 40% dans la filiale Assurances fédérales IARD du groupe AGF.

* Cession de titres mis en équivalence :	néant	néant
• Immobilisations corporelles et incorporelles :		
* Acquisition d'immobilisations :	302 millions d'euros	635 millions d'euros

Le groupe Crédit Agricole S.A. n'a pas réalisé d'opérations significatives au cours du premier semestre 2005 ni au cours de l'exercice 2004.

* Cession d'immobilisations :	228 millions d'euros	306 millions d'euros

NOTE 31 Passage du résultat normes françaises au résultat normes IFRS (y compris 32-39 et IFRS 4) au 30 juin 2004

31.1 Passage du résultat normes françaises au résultat normes IFRS (y compris 32-39 et IFRS 4)

(en millions d'euros)	Normes françaises 30/06/2004	Reclassements IFRS	Impacts résultats	Normes IFRS 30/06/2004 (y compris IFRS 32-39 et IFRS 4)
Produit net bancaire	**6 298**	**66**	**(90)**	**6 274**
Charges générales d'exploitation	(4 083)	5	61	(4 017)
Dotation aux amortissements et provisions pour dépréciation des immobilisations incorporelles et corporelles	(258)		2	(256)
Résultat brut d'exploitation	**1 957**	**71**	**(27)**	**2 001**
Coût du risque	(324)	55	(40)	(309)
Résultat d'exploitation	1 633	126	(67)	1 692
Quote-part dans le résultat des entreprises mises en équivalence	536		44	580
Gains ou pertes sur autres actifs	44	(72)	9	(19)
Coûts liés au rapprochement	(171)		7	(164)
Résultat exceptionnel	**(1)**	**1**		
Variation de valeur des écarts d'acquisition	(347)		337	(10)
Reprise des fonds pour risques bancaires généraux	55	(55)		
Résultat avant impôt	1 749		330	2 079
Impôt sur le résultat	(517)		15	(502)
Résultat net de l'exercice	**1 232**		**345**	**1 577**
Intérêts minoritaires	157			157
Résultat net – part du groupe	**1 075**		**345**	**1 420**

NOTE 30 Notes spécifiques à l'activité d'assurance

30.1 Ventilation des placements des sociétés d'assurance

(en millions d'euros)	30/06/2005			31/12/2004 (yc 32-39 et IFRS 4)		
	Valeur brute	Valeur nette	Valeur de réalisation	Valeur brute	Valeur nette	Valeur de réalisation
1. Placements immobiliers et placements immobiliers en cours	4 050	4 029	4 031	3 523	3 508	4 034
2. Actions et autres titres à revenu variable autres que les parts d'OPCVM	6 887	6 744	6 771	4 378	4 281	4 800
3. Parts d'OPCVM autres que celles visées en 4	13 630	13 562	13 635	15 092	15 092	15 443
4. Parts d'OPCVM détenant exclusivement des titres à revenu fixe	11 120	11 119	11 113	10 256	10 256	11 416
5. Obligations et autres titres à revenu fixe	102 437	103 117	104 130	97 276	98 015	105 814
6. Prêts hypothécaires	4	4	4	4	4	4
7. Autres prêts et effets assimilés	292	292	292	353	353	353
8. Dépôts auprès des entreprises cédantes	402	446	484	264	311	354
9. Dépôts autres que ceux visés au 8, cautionnements en espèces et autres placements	44	51	44	141	141	156
10. Actifs représentatifs de contrats en unités de compte	17 108	17 108	17 108	15 593	15 593	15 593
Total	**155 974**	**156 472**	**157 612**	**146 880**	**147 554**	**157 967**
Retraitements de consolidation		**(1 169)**			**(1 677)**	
Valeur nette		**155 303**			**145 877**	

30.2 Ventilation des provisions techniques d'assurance

(en millions d'euros)	30/06/2005			31/12/2004 (yc 32-39 et IFRS 4)		
	Vie	Non-vie	Total	Vie	Non-vie	Total
Provisions pour primes non acquises	16	501	517	9	392	401
Provisions d'assurance-vie	120 967		120 967	114 695		114 695
Provisions pour sinistres	1 665	887	2 552	1 155	859	2 014
Provisions pour participation aux bénéfices et ristournes	12 988	23	13 011	9 356	56	9 412
Autres provisions techniques	484	6	490	395	451	846
Total des provisions techniques brutes (hors contrats en unités de compte)	**136 120**	**1 417**	**137 537**	**125 610**	**1 758**	**127 368**
Provisions techniques des contrats en unités de compte	15 644		15 644	14 425		14 425
Total des provisions techniques d'assurance brutes	**151 764**	**1 417**	**153 181**	**140 035**	**1 758**	**141 793**
Parts des réassureurs dans les provisions techniques	(655)	(201)	(856)	(506)	(165)	(671)
Total des provisions techniques nettes	**151 109**	**1 216**	**152 325**	**139 529**	**1 593**	**141 122**

29.3 Résultat par secteur d'activité au 31 décembre 2004 (y compris 32-39 et IFRS 4)[1]

(en millions d'euros)	Banque de proximité en France	Services financiers spécialisés	Gestion d'actifs, assurances et banque privée	Banque de financement et d'investissement	Banque de détail à l'international	Gestion pour compte propre & divers	Ensemble des métiers
Produit net bancaire	**3 396**	**2 260**	**2 749**	**3 715**	**275**	**(288)**	**12 107**
Charges générales d'exploitation	(2 477)	(1 216)	(1 355)	(2 652)	(219)	(660)	**(8 579)**
Résultat brut d'exploitation	**919**	**1 044**	**1 394**	**1 063**	**56**	**(948)**	**3 528**
Coût du risque	(169)	(372)	(9)	43	(22)	(46)	**(575)**
Résultat d'exploitation	750	672	1 385	1 106	34	(994)	2 953
Quote-part dans le résultat des sociétés mises en équivalence	733	(2)	13	74	347	4	**1 169**
Résultat net sur autres actifs				(25)		62	**37**
Coûts liés au rapprochement		(17)	(53)	(207)		(275)	**(552)**
Variations de valeurs des écarts d'acquisition	(3)	(24)	**(9)**		(3)	(16)	**(55)**
Résultat avant impôts	**1 480**	**629**	**1 336**	**948**	**378**	**(1 219)**	**3 552**
Impôts sur les bénéfices	(294)	(223)	(413)	(227)	(14)	417	**(754)**
Résultat net	**1 186**	**406**	**923**	**721**	**364**	**(802)**	**2 798**
Part des minoritaires	3	32	19	26	14	203	**297**
Part du Groupe	**1 183**	**374**	**904**	**695**	**350**	**(1 005)**	**2 501**

[1] *La présentation du résultat net par secteur d'activité est pour partie issue d'informations de gestion.*

NOTE 29 Résultat par secteur d'activité

29.1 Résultat par secteur d'activité au 30 juin 2005[1]

(en millions d'euros)	Banque de proximité en France	Services financiers spécialisés	Gestion d'actifs, assurances et banque privée	Banque de financement et d'investissement	Banque de détail à l'international	Gestion pour compte propre & divers	Ensemble des métiers
Produit net bancaire	**1 737**	**1 196**	**1 529**	**2 152**	**152**	**(72)**	**6 694**
Charges de fonctionnement	(1 240)	(632)	(688)	(1 363)	(129)	(411)	**(4 463)**
Résultat brut d'exploitation	**497**	**564**	**841**	**789**	**23**	**(483)**	**2 231**
Coût du risque	(72)	(183)	4	24	(13)	(21)	**(261)**
Résultat d'exploitation	**425**	**381**	**845**	**813**	**10**	**(504)**	**1 970**
Quote-part dans le résultat des sociétés mises en équivalence	444	2	13	52	230	(3)	**738**
Résultat net sur autres actifs				3		18	**21**
Coûts liés au rapprochement		(18)	(30)	(40)		(56)	**(144)**
Variations de valeurs des écarts d'acquisition			**(2)**				**(2)**
Résultat avant impôts	**869**	**365**	**826**	**828**	**240**	**(545)**	**2 583**
Impôt	(198)	(123)	(262)	(192)	(0)	234	**(541)**
Résultat net	**671**	**242**	**564**	**636**	**240**	**(311)**	**2 042**
Part des minoritaires	6	13	6	34	11	107	**177**
Part du Groupe	**665**	**229**	**558**	**602**	**229**	**(418)**	**1 865**

(1) *La présentation du résultat net par secteur d'activité est pour partie issue d'informations de gestion.*

29.2 Résultat par secteur d'activité au 30 juin 2004 (y compris 32-39 et IFRS 4)[1]

(en millions d'euros)	Banque de proximité en France	Services Financiers spécialisés	Gestion d'actifs, assurances et banque privée	Banque de financement et d'investissement	Banque de détail à l'international	Gestion pour compte propre & divers	Ensemble des métiers
Produit net bancaire	**1 696**	**1 130**	**1 384**	**1 939**	**144**	**(19)**	**6 274**
Charges générales d'exploitation	(1 240)	(592)	(662)	(1 375)	(113)	(291)	**(4 273)**
Résultat brut d'exploitation	**456**	**538**	**722**	**564**	**31**	**(310)**	**2 001**
Coût du risque	(80)	(189)	(11)	7	(11)	(25)	**(309)**
Résultat d'exploitation	**376**	**349**	**711**	**571**	**20**	**(335)**	**1 692**
Quote-part dans le résultat des sociétés mises en équivalence	375	(2)	4	36	171	(4)	**580**
Résultat net sur autres actifs				(22)		3	**(19)**
Coûts liés au rapprochement		(8)	(22)	(74)		(60)	**(164)**
Variations de valeurs des écarts d'acquisition		(6)				(4)	**(10)**
Résultat avant impôts	**751**	**333**	**693**	**511**	**191**	**(400)**	**2 079**
Impôts sur les bénéfices	(175)	(118)	(229)	(119)	(5)	144	**(502)**
Résultat net	**576**	**215**	**464**	**392**	**186**	**(256)**	**1 577**
Part des minoritaires	20	18	9	14	9	87	**157**
Part du Groupe	**556**	**197**	**455**	**378**	**177**	**(343)**	**1 420**

(1) *La présentation du résultat net par secteur d'activité est pour partie issue d'informations de gestion.*

NOTE 28 Impôt

28.1. Charges d'impôts différés

(en millions d'euros)	30/06/2005	30/06/2004 (yc 32-39 et IFRS 4)	31/12/2004 (yc 32-39 et IFRS 4)
Charge d'impôt courant	(419)	(285)	(639)
Charge d'impôt différé	(122)	(217)	(115)
Charge d'impôt de la période	**(541)**	**(502)**	**(754)**

28.2. Réconciliation du taux d'impôt théorique avec le taux d'impôt constaté

	Base	Taux d'impôt	Impôt
Résultat avant impôt, provisions sur écarts d'acquisitions et résultats des sociétés mises en équivalence	1 844	34,93%	(644)
Effet des différences permanentes		6,24%	(115)
Effet des différences de taux d'imposition des entités étrangères		(5,42%)	100
Effet des pertes de l'exercice, de l'utilisation des reports déficitaires et des différences temporaires		(1,95%)	36
Effet de l'imposition à long terme		0,22%	(4)
Effet des autres éléments		(4,66%)	86
Taux et charge effectif d'impôt		**29,34%**	**(541)**

NOTE 27 Coûts liés au rapprochement

(en millions d'euros)	30/06/2005			30/06/2004 (yc 32-39 et IFRS 4)	31/12/2004 (yc 32-39 et IFRS 4)
	Coûts provisionnés nets de reprises	Coûts non provisionnés passés en charge sur l'exercice	Coût total	Coût total	Coût total
Charges constatées en résultat hors pertes couvertes par provision [(1)]	**30**	**114**	**144**	**164**	**552**
Dont :					
- Coût de mise en œuvre de synergies	30	114	144	159	528
- Autres effets du rapprochement				5	24
Coûts de mise en œuvre enregistrés en situation nette (passifs identifiables)					
Total des coûts de mise en œuvre des synergies	**30**	**114**	**144**	**159**	**528**
Dont :					
- Frais de personnel	22	16	38	86	234
- Coûts informatiques	(2)	41	39	9	92
- Coûts liés à l'immobilier	14	25	39	6	87
- Autres	(4)	32	28	58	115

(1) *Par ailleurs, 149 millions d'euros de provisions pour coûts de mise en œuvre des synergies ont été utilisées au 1er semestre 2005.*

Le rapprochement se traduit par des économies de coûts, les « synergies », issues du regroupement opérationnel d'activités, de la mutualisation d'investissement, de la mise en commun de moyens de production, du partage de coûts fixes... Pour atteindre ces objectifs, des actions spécifiques de mise en œuvre sont engagées, dont la nature et les coûts sont présentés ci-dessus. Les autres effets du rapprochement rassemblent les autres charges induites par le rapprochement mais ne contribuant pas à la réalisation des synergies.

NOTE 25 Coût du risque

(en millions d'euros)	30/06/2005	30/06/2004 (yc 32-39 et IFRS 4)	31/12/2004 (yc 32-39 et IFRS 4)
Dotations aux provisions	**(1 106)**	**(928)**	**(2 250)**
Provisions pour dépréciation des prêts et créances	(723)	(665)	(1 731)
Provisions pour dépréciation des titres détenus jusqu'à l'échéance (hors risque de taux)	(2)	(3)	(3)
Provisions pour risques et charges	(381)	(260)	(516)
Reprises de provisions	**813**	**701**	**1 695**
Provisions pour dépréciation des prêts et créances	632	475	1 094
Provisions pour dépréciation des titres détenus jusqu'à l'échéance (hors risque de taux)	18	8	27
Provisions pour risques et charges	163	218	574
Variation des provisions	**(293)**	**(227)**	**(555)**
Pertes sur prêts et créances irrécouvrables non provisionnées	(59)	(46)	(125)
Décote sur les crédits restructurés	(24)	(28)	(49)
Récupérations sur prêts et créances amortis	87	57	112
Autres	28	(65)	42
Coût du risque	**(261)**	**(309)**	**(575)**

NOTE 26 Gains ou pertes sur autres actifs

(en millions d'euros)	30/06/2005	30/06/2004 (yc 32-39 et IFRS 4)	31/12/2004 (yc 32-39 et IFRS 4)
Immobilisations corporelles et incorporelles d'exploitation	**13**	**6**	**17**
Plus-values de cession	24	9	27
Moins-values de cession	(11)	(3)	(10)
Titres de capitaux propres consolidés	**8**	**(25)**	**20**
Plus-values de cession	8		20
Moins-values de cession		(25)	
Gains ou pertes sur autres actifs	**21**	**(19)**	**37**

NOTE 22 Gains ou pertes nets sur actifs financiers disponibles à la vente

(en millions d'euros)	30/06/2005	30/06/2004 (yc 32-39 et IFRS 4)	31/12/2004 (yc 32-39 et IFRS 4)
Dividendes reçus	386	270	484
Plus ou moins-values de cession réalisées sur actifs financiers disponibles à la vente	244	417	1 045
Pertes sur titres dépréciés durablement (titres à revenu variable)	(17)	(2)	(67)
Plus ou moins-values de cession réalisées sur actifs financiers détenus jusqu'à l'échéance	5		(13)
Gains ou pertes nets sur actifs financiers disponibles à la vente	**618**	**685**	**1 449**

NOTE 23 Commissions nettes

(en millions d'euros)	30/06/2005			30/06/2004 (yc 32-39 et IFRS 4)			31/12/2004 (yc 32-39 et IFRS 4)		
	Produits	Charges	Net	Produits	Charges	Net	Produits	Charges	Net
Sur opérations avec les établissements de crédit	137	(81)	56	85	(60)	25	168	(97)	71
Sur opérations internes au Crédit Agricole	59	(309)	(250)	51	(279)	(228)	108	(555)	(447)
Sur opérations avec la clientèle	814	(138)	676	807	(236)	571	1 514	(313)	1 201
Sur opérations sur titres	251	(105)	146	150	(116)	34	540	(168)	372
Sur opérations de change	10	(6)	4	10	(3)	7	25	(25)	0
Sur opérations sur instruments financiers à terme et autres opérations de hors bilan	323	(63)	260	358	(96)	262	637	(245)	392
Prestations de services bancaires et financiers dont :									
- Produits nets de gestion d'OPCVM	904	(87)	817	757	(170)	587	1 766	(204)	1 562
- Produits nets sur moyens de paiement	284	(177)	107	280	(190)	90	565	(370)	195
- Autres	600	(777)	(177)	815	(707)	108	1 207	(1 688)	(481)
Produits nets des commissions	**3 382**	**(1 743)**	**1 639**	**3 313**	**(1 857)**	**1 456**	**6 530**	**(3 665)**	**2 865**

NOTE 24 Produits et charges nets des autres activités

(en millions d'euros)	30/06/2005	30/06/2004 (yc 32-39 et IFRS 4)	31/12/2004 (yc 32-39 et IFRS 4)
Gains ou pertes sur immobilisations hors exploitation	45	2	28
Participation aux résultats des assurés bénéficiaires des contrats d'assurance[1]	(2 448)	(1 822)	(4 592)
Autres produits nets de l'activité d'assurance	4 766	4 095	7 530
Variation des provisions techniques des contrats d'assurance	(4 862)	(4 158)	(7 409)
Autres produits (charges) nets	367	413	611
Produits (charges) nets des autres activités	**(2 132)**	**(1 470)**	**(3 832)**

[1] *Les produits financiers correspondant à ces contrats sont comptabilisés selon la nature du support au sein du PNB (titres disponible à la vente, titres à la juste valeur, etc.).*

NOTE 20 Produits et charges d'intérêts

(en millions d'euros)	30/06/2005	30/06/2004 (yc 32-39 et IFRS 4)	31/12/2004 (yc 32-39 et IRFS 4)
Sur opérations avec les établissements de crédit	1 440	983	2 769
Sur opérations internes au Crédit Agricole	2 968	2 824	5 706
Sur opérations avec la clientèle	4 234	3 676	7 661
Intérêts courus et échus sur actifs financiers disponibles à la vente	2 275	2 293	4 827
Intérêts courus et échus sur actifs financiers détenus jusqu'à l'échéance	786	1 084	1 628
Intérêts courus et échus des instruments de couverture	4 981	4 481	9 476
Sur opérations de location-financement	778	716	1 648
Autres intérêts et produits assimilés	165	96	258
Produits d'intérêts	**17 627**	**16 153**	**33 973**
Sur opérations avec les établissements de crédit	(2 284)	(1 266)	(4 573)
Sur opérations internes au Crédit Agricole	(707)	(442)	(1 304)
Sur opérations avec la clientèle	(3 679)	(3 707)	(6 706)
Actifs financiers détenus jusqu'à échéance	(26)	(28)	(64)
Actifs financiers disponibles à la vente	(357)	(42)	(90)
Sur dettes représentées par un titre	(2 102)	(1 213)	(2 695)
Sur dettes subordonnées	(481)	(442)	(862)
Intérêts courus et échus des instruments de couverture	(4 655)	(4 595)	(9 239)
Sur opérations de location-financement	(428)	(378)	(967)
Charges d'intérêts	**(14 719)**	**(12 113)**	**(26 500)**

NOTE 21 Gains ou pertes nets sur instruments financiers à la juste valeur par résultat

(en millions d'euros)	30/06/2005	30/06/2004 (yc 32-39 et IFRS 4)	31/12/2004 (yc 32-39 et IFRS 4)
Dividendes reçus	17	9	107
Plus ou moins-values latentes ou réalisées sur actifs/passifs financiers à la juste valeur par résultat	3 320	1 659	2 161
Solde des opérations de change et instruments financiers assimilés	309	(77)	1 811
Inefficacité des couvertures de juste valeur	14	(48)	37
Inefficacité des couvertures de flux de trésorerie	1	20	36
Gains ou pertes nets sur instruments financiers à la juste valeur par résultat	**3 661**	**1 563**	**4 152**

NOTE 17 Dettes représentées par un titre et dettes subordonnées

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Dettes représentées par un titre		
Bons de caisse	282	178
Titres du marché interbancaire	1 405	1 773
Titres de créances négociables :		
- Émis en France	34 886	32 270
- Émis à l'étranger	38 938	36 188
Emprunts obligataires	3 345	18 356
Autres dettes représentées par un titre	2 084	3 099
Total en principal	**80 940**	**91 864**
Dettes rattachées	**1 681**	**1 204**
Total	**82 621**	**93 068**
Dettes subordonnées		
Dettes subordonnées à durée déterminée	11 978	11 624
Dettes subordonnées à durée indéterminée	7 938	6 762
Dépôt de garantie à caractère mutuel	45	39
Total en principal	**19 961**	**18 425**
Dettes rattachées	**242**	**347**
Total	**20 203**	**18 772**
Valeur au bilan	**102 824**	**111 840**

NOTE 18 Provisions pour risques et charges

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Risques d'exécution des engagements par signature	340	376
Risques opérationnels	65	54
Engagements sociaux, retraites et assimilées	655	605
Litiges divers	633	543
Situation nette négative des participations	126	117
Restructurations	32	52
Coûts de mise en œuvre des synergies (cf. note 27)	452	600
Épargne-logement	837	802
Autres	952	954
Valeurs au bilan	**4 092**	**4 103**

16.1. Dettes envers la clientèle par zone géographique

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
France (y compris DOM-TOM)	248 591	247 408
Autres pays de l'Union européenne	19 711	15 921
Autres pays d'Europe	6 867	7 663
Amérique du Nord	4 879	5 885
Amériques centrale et du Sud	3 122	3 298
Afrique et Moyen-Orient	9 237	8 872
Asie et Océanie (hors Japon)	5 979	4 533
Japon	6 448	2 351
Non ventilés	117	379
Total en principal	**304 951**	**296 310**
Dettes rattachées	**3 505**	**1 566**
Valeur au bilan	**308 456**	**297 876**

16.2. Dettes envers la clientèle par agent économique

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
État, administrations et collectivités publiques	7 543	3 688
Institutions financières	23 987	28 171
Particuliers et professionnels	239 025	227 341
Entreprises (y compris les assurances) et autres agents économiques	33 637	35 850
Non ventilés	759	1 260
Total en principal	**304 951**	**296 310**
Dettes rattachées	**3 505**	**1 566**
Valeur au bilan	**308 456**	**297 876**

NOTE 15 Dettes envers les établissements de crédit

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Établissements de crédit		
Comptes et emprunts	70 114	60 316
Valeurs données en pension	7 170	6 355
Titres donnés en pension livrée	8 183	7 533
Total en principal	**85 467**	**74 204**
Dettes rattachées	**864**	**742**
Valeur au bilan	**86 331**	**74 946**
Opérations internes au Crédit Agricole		
Comptes ordinaires créditeurs	3 925	4 902
Comptes et avances à terme	9 565	9 402
Total en principal	**13 490**	**14 304**
Dettes rattachées	**168**	**188**
Valeur au bilan	**13 658**	**14 492**
Valeur au bilan des dettes envers les établissements de crédit	**99 989**	**89 438**

NOTE 16 Dettes envers la clientèle

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Comptes ordinaires créditeurs	49 764	47 614
Comptes d'épargne à régime spécial	194 316	188 519
Autres dettes envers la clientèle	53 889	53 037
Titres donnés en pension livrée	6 222	5 880
Dettes nées d'opérations d'assurance directe	211	609
Dettes nées d'opérations de réassurance	531	622
Dettes pour dépôts d'espèces reçus des cessionnaires et rétrocessionnaires en représentation d'engagements techniques	18	29
Total en principal	**304 951**	**296 310**
Dettes rattachées	**3 505**	**1 566**
Valeur au bilan	**308 456**	**297 876**

NOTE 12 Écarts d'acquisition

(en millions d'euros)	31/12/2004 (yc 32-39 et IFRS 4)	Augmentations (acquisitions)	Diminutions (cessions)	Pertes de valeur de la période	Écart de conversion	Autres mouvements	30/06/2005
Valeur brute							
Calyon (Suisse) SA	497						497
EFL	196						196
Lukas	265						265
Sofinco	436						436
Groupe FINAREF	2 121						2 121
Groupe Crédit Lyonnais	5 217	17				(10)	5 224
Groupe Calyon	1 785						1 785
Groupe Prédica	483						483
Groupe Segespar	1 898	2					1 900
Groupe Crédit Agricole leasing	160						160
Cumul des pertes de valeur							
EFL	(24)						(24)
Valeur nette	13 034	19	0	0	0	(10)	13 043
Autres entités	310	3				6	319
Cumul des pertes de valeur (autres entités)	(21)						(21)
Autres entités valeurs nettes	**289**	**3**	**0**	**0**	**0**	**6**	**298**
Valeur nette au bilan	**13 323**	**22**	**0**	**0**	**0**	**(4)**	**13 341**

NOTE 13 Provisions inscrites en déduction de l'actif

(en millions d'euros)	31/12/2004 (yc 32-39 et IFRS 4)	Variations de périmètre	Dotations	Reprises	Utilisations	Écarts de conversion	Autres mouvements	30/06/2005
Sur créances interbancaires	492		29	(66)		22	32	509
Sur créances clientèle	7 046	102	726	(991)		200	(50)	7 033
- dont provisions collectives	1 396	(3)	21	(7)		76	66	1 549
Sur opérations de crédit-bail	461	(2)	85	(56)			8	496
Sur autres actifs	113		4	(9)		2	4	114
Total	**8 112**	**100**	**844**	**(1 122)**		**224**	**(6)**	**8 152**

NOTE 14 Passifs financiers à la juste valeur par résultat par nature

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Passifs financiers détenus à des fins de transaction	**287 678**	**206 483**
- Titres	59 429	34 414
- Instruments dérivés	146 414	110 394
- Autres dettes	81 835	61 676
Juste valeur au bilan	**287 678**	**206 483**

NOTE 10 Participations dans les entreprises mises en équivalence

Sont détaillées ci-après les quotes-parts d'une valeur supérieure à 50 millions d'euros.

(en millions d'euros)	30/06/2005		31/12/2004 (yc 32-39 et IFRS 4)	
	Valeur de mise en équivalence	Résultat	Valeur de mise en équivalence	Résultat
Sociétés financières (détail) :	**14 040**	**740**	**13 354**	**1 158**
Al Bank Al Saudi Al Fransi	407	51	337	70
BES	432	34	388	34
Caisses régionales et filiales	9 542	447	9 111	739
Banca Intesa SpA	3 393	192	3 322	301
Tranquilidade - Tranquilidade Vida[1]	91	10	76	12
Autres	175	6	120	2
Sociétés non financières (détail) :	**490**	**(2)**	**471**	**11**
Partran[1]	(104)		(126)	(1)
Eurazeo	523	(5)	527	3
Autres	71	3	70	9
Valeur nette au bilan des quotes-parts dans les sociétés mises en équivalence	**14 530**	**738**	**13 825**	**1 169**

(1) *La société Tranquilidade Vida étant une société d'assurance-vie, elle a été reclassée en sociétés financières.*

NOTE 11 Immobilisations corporelles et incorporelles (hors écarts d'acquisition)

(en millions d'euros)	31/12/2004 (yc 32-39 et IFRS 4)	Variations de périmètre	Augmentations (acquisitions, regroupements d'entreprises)	Diminutions (cessions et échéances)	Écart de conversion	Autres mouvements	Solde 30/06/2005
Immobilisations corporelles							
Valeur brute	4 352	49	188	(286)	28	48	4 379
Créances rattachées[1]	9					(9)	0
Amortissements & provisions	(2 034)	(14)	(157)	155	(19)	(7)	(2 076)
Valeur nette au bilan	2 327	35	31	(131)	9	32	2 303
Immobilisations incorporelles							
Valeur brute	1 247	25	114	(153)	6	4	1 243
Amortissements & provisions	(784)	4	(74)	69	(4)	19	(770)
Valeur nette au bilan	463	29	40	(84)	2	23	473

(1) *Loyers courus non échus sur les immobilisations données en location simple.*

NOTE 8 Créances sur les établissements de crédit et opérations avec la clientèle par agent économique

(en millions d'euros)	30/06/2005						31/12/2004 (yc 32-39 et IFRS 4)					
	Encours sains	Encours douteux	Provision sur encours douteux	Encours douteux compromis	Provision sur encours douteux compromis	Total	Encours sains	Encours douteux	Provision sur encours douteux	Encours douteux compromis	Provision sur encours douteux compromis	Total
État, administrations et collectivités publiques	6 047	11	10	17	14	6 051	7 967	36	15	30	28	7 990
Institutions financières	80 215	414	371	36	36	80 258	54 104	214	437			53 881
Particuliers et professionnels	70 568	1 782	1 008	2 723	2 215	71 850	61 276	1 227	696	1 841	1 249	62 399
Entreprises (y compris les assurances) et autres agents économiques	76 221	2 022	1 248	1 445	919	77 520	75 070	2 538	1 582	2 182	1 668	76 540
Non ventilés	86	5	24			67	2 109	678	252		21	2 514
Total en principal	**233 137**	**4 234**	**2 662**	**4 221**	**3 184**	**235 746**	**20 526**	**4 693**	**2 982**	**4 053**	**2 966**	**203 324**
Créances rattachées						**2 379**						**2 063**
Provisions sur créances rattachées						**(568)**						**(580)**
Provisions collectives						**(1 549)**						**(1 396)**
Valeurs au bilan						**236 008**						**203 411**

NOTE 7 Créances sur les établissements de crédit et opérations avec la clientèle par zone géographique[1]

(en millions d'euros)	30/06/2005						31/12/2004 (yc 32-39 et IFRS 4)					
	Encours sains	Encours douteux	Provision sur encours douteux	Encours douteux compromis	Provision sur encours douteux compromis	Total	Encours sains	Encours douteux	Provision sur encours douteux	Encours douteux compromis	Provision sur encours douteux compromis	Total
France (y compris DOM, TOM)	135 164	2 851	1 813	2 549	2 121	136 630	119 995	2 442	1 602	2 211	1 705	121 341
Autres pays de l'Union européenne	47 131	421	255	585	346	47 536	35 257	691	303	598	454	35 789
Autres pays d'Europe	9 282	239	175	104	55	9 395	9 276	108	60	158	128	9 354
Amérique du Nord	12 676	247	53	414	231	13 053	9 774	275	70	496	247	10 228
Amériques centrale et du Sud	7 052	211	188	49	21	7 103	6 249	270	185	71	25	6 380
Afrique et Moyen-Orient	8 876	177	127	386	326	8 986	7 386	119	87	366	303	7 481
Asie et Océanie (hors Japon)	8 270	79	29	120	84	8 356	6 914	149	43	138	104	7 054
Japon	4 580	4	1	14		4 597	3 465	19		15		3 499
Non ventilés	106	5	21			90	2 210	620	632			2 198
Total en principal	**233 137**	**4 234**	**2 662**	**4 221**	**3 184**	**235 746**	**200 526**	**4 693**	**2 982**	**4 053**	**2 966**	**203 324**
Créances rattachées						**2 379**						**2 063**
Provisions sur créances rattachées						**(568)**						**(580)**
Provisions collectives						**(1 549)**						**(1 396)**
Valeurs au bilan						**236 008**						**203 411**

[1] *Sans réallocation par zone géographique des garanties ou assurances crédit déplaçant le risque pour le Groupe.*

NOTE 6 Prêts et créances sur la clientèle

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Opérations avec la clientèle		
Créances commerciales	8 432	7 807
Autres concours à la clientèle	139 090	130 704
Titres reçus en pension livrée	4 042	3 720
Prêts subordonnés	321	427
Titres non cotés sur un marché actif	2 910	2 974
Créances nées d'opérations d'assurance directe	954	394
Créances nées d'opérations de réassurance	33	12
Avances en comptes courants d'associés	354	353
Comptes ordinaires débiteurs	11 057	9 877
Total en principal	**167 193**	**156 268**
Créances rattachées	**1 358**	**1 337**
Provisions	**7 033**	**7 046**
Valeurs nettes au bilan	**161 518**	**150 559**
Opérations de crédit-bail		
Crédit-bail immobilier	5 482	5 496
Crédit-bail mobilier, LOA et opérations assimilées	7 946	7 843
Total en principal	**13 428**	**13 339**
Créances rattachées	**218**	**268**
Provisions	**496**	**461**
Valeurs nettes au bilan	**13 150**	**13 146**
Total	**174 668**	**163 705**

NOTE 5 Prêts et créances sur les établissements de crédit

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Établissements de crédit		
Comptes et prêts	41 769	33 600
Valeurs reçues en pension	704	768
Titres reçus en pension livrée	17 935	4 756
Prêts subordonnés	438	465
Titres non cotés sur un marché actif	125	76
Total en principal	**60 971**	**39 665**
Créances rattachées	**803**	**458**
Provisions	**434**	**417**
Valeur nette	**61 340**	**39 706**
Opérations internes au Crédit Agricole		
Comptes ordinaires	3 979	3 703
Comptes et avances à terme	175 999	166 495
Prêts subordonnés	222	207
Total en principal	**180 200**	**170 405**
Créances rattachées	**280**	**225**
Provisions	**75**	**75**
Valeur nette	**180 405**	**170 555**
Valeur nette au bilan	**241 745**	**210 261**

NOTE 4 Actifs financiers disponibles à la vente

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Titres évalués à la juste valeur	142 937	133 166
- Effets publics et valeurs assimilées	38 732	[1]
- Obligations et autres titres à revenu fixe	87 765	[1]
- Actions et autres titres à revenu variable [2]	16 440	[1]
Total des titres disponibles à la vente	**142 937**	**133 166**
Total des créances disponibles à la vente	**1 688**	**1 653**
Valeur au bilan des actifs financiers disponibles à la vente [3]	**144 625**	**134 819**

(1) *Détail non disponible.*
(2) *Dont participations non consolidées détaillées ci-après.*
(3) *Dont dépréciation durable sur titres et créances :*
- *2,101 millions d'euros comptabilisés au titre du 30 juin 2005,*
- *2,158 millions d'euros comptabilisés au titre du 31 décembre 2004.*

Détail des participations non consolidées

(en millions d'euros)	30/06/2005		31/12/2004 (yc 32-39 et IFRS 4)	
	Valeur au bilan	% de capital détenu par le Groupe	Valeur au bilan	% de capital détenu par le Groupe
BFO	135	99,7	135	99,7
Crédit Logement (titres A)	234	16,5	234	16,5
Crédit Logement (titres B)	217	18,0	202	18,0
Emporiki Bank (Banque Commerciale de Grèce)	190	9,0	180	9,0
Fireca	53	51,0	54	51,0
Sefa	57	100,0	57	100,0
Autres	1 940		1 442	
Valeur au bilan des titres de participation non consolidés	**2 826**		**2 304**	

NOTES ANNEXES AUX ÉTATS FINANCIERS

NOTE 3 Actifs financiers à la juste valeur par résultat

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Actifs financiers détenus à des fins de transaction	330 343	272 545
Actifs financiers à la juste valeur par résultat sur option	19 153	18 311
Juste valeur au bilan	**349 496**	**290 856**

3.1 Actifs financiers détenus à des fins de transaction

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Créances sur la clientèle	205	173
Valeurs reçues en pension	130	
Titres reçus en pension livrée	75 969	51 996
Titres détenus à des fins de transaction	106 121	111 412
- Effets publics et valeurs assimilées	41 976	(1)
- Obligations et autres titres à revenu fixe	34 527	(1)
- Actions et autres titres à revenu variable	29 618	(1)
Instruments dérivés	147 918	108 964
Juste valeur au bilan	**330 343**	**272 545**

(1) *détail non disponible.*

3.2 Actifs financiers à la juste valeur par résultat sur option

(en millions d'euros)	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Actifs représentatifs de contrats en unités de comptes	17 108	15 593
Titres détenus à des fins de transaction	2 045	2 718
- Effets publics et valeurs assimilées	155	(1)
- Obligations et autres titres à revenu fixe	445	(1)
- Actions et autres titres à revenu variable	1 445	(1)
Juste valeur au bilan	**19 153**	**18 311**

(1) *détail non disponible.*

TABLEAU DE VARIATION DES CAPITAUX PROPRES

(en millions d'euros)	Capital et réserves liées			Réserves consolidées part du Groupe	Gains/pertes latents ou différés nets d'impôts			Résultat net part du Groupe	Total des capitaux propres part du Groupe	Capitaux propres part des minoritaires
	Capital	Primes et réserves	Élimination des titres auto-détenus		Liés aux écarts de conversion	Variation de juste valeur des actifs disponibles à la vente	Variation de juste valeur des dérivés de couverture			
Capitaux propres au 31 décembre 2004 (hors normes 32 & 39 et IFRS 4)	4 418	22 388	(558)	26 248	(53)				26 195	3 858
Incidence de l'adoption des normes IFRS (32,39 & IFRS 4)		(1 271)		(1 271)		1 150	36		(85)	30
Capitaux propres au 1er janvier 2005 [(1)]	4 418	21 117	(558)	24 977	(53)	1 150	36		26 110	3 888
Mouvements liés aux relations aux actionnaires										
- Variation des titres autodétenus			(61)	(61)					(61)	
- Dividendes versés en 2005		(954)		(954)					(954)	(284)
- Dividendes reçus des CR et filiales		141		141					141	
Effet des acquisitions/cessions sur les minoritaires										**(64)**
Gains ou pertes latents sur le 1er semestre 2005										
- Variation de valeurs des titres disponibles à la vente						252			252	
- Couverture de flux de trésorerie							31		31	
Quote-part dans les variations de capitaux propres des entreprises associées mises en équivalence		**141**		**141**					**141**	
Variation de l'écart de conversion					**230**				**230**	**212**
Autres variations		**(25)**		**(25)**					**(25)**	**13**
Résultat au 30/06/2005								**1 865**	**1 865**	**177**
Capitaux propres au 30 juin 2005	**4 418**	**20 420**	**(619)**	**24 219**	**177**	**1 402**	**67**	**1 865**	**27 730**	**3 942**

(1) *Le montant des capitaux propres au 01/01/05 (yc 32-39 et IFRS 4) communiqué lors de la présentation de la conversion aux normes IAS/IFRS du 22 avril 2005 s'élevait à 26 603 millions d'euros. La différence par rapport au montant figurant dans ce tableau, soit - 493 millions d'euros correspond principalement aux impacts des sociétés cotées dans lesquelles le Groupe détient une participation minoritaire qui n'avaient pas encore rendu publics les impacts de leur conversion soit - 290 millions d'euros, ainsi qu'à des ajustements sur le traitement des dérivés, le montant des provisions et des impôts différés.*

PASSIF

(en millions d'euros)	Notes	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Caisse, banques centrales, CCP		800	504
Passifs financiers à la juste valeur par résultat par nature	14	287 678	206 483
Instruments dérivés de couverture		10 044	1 114
Dettes envers les établissements de crédit	15	99 989	89 438
Dettes envers la clientèle	16, 16.1, 16.2	308 456	297 876
Dettes représentées par un titre	17	82 621	93 068
Écart de réévaluation des portefeuilles couverts en taux		3 645	3 288
Passifs d'impôts		6 528	4 762
Comptes de régularisation et passifs divers		54 287	41 916
Provisions techniques des contrats d'assurance	30	153 181	141 793
Provisions pour risques et charges	18	4 092	4 103
Dettes subordonnées	17	20 203	18 772
Capitaux propres		31 672	29 998
- Capitaux propres part du groupe		27 730	26 110
Capital et réserves liées		17 133	17 240
Réserves consolidées		7 086	5 236
Gains ou pertes latents ou différés		1 646	1 133
Résultat de l'exercice		1 865	2 501
- Intérêts minoritaires		3 942	3 888
Total passif		**1 063 196**	**933 115**

BILANS CONSOLIDÉS

aux 30 juin 2005 et 31 décembre 2004

ACTIF

(en millions d'euros)	Notes	30/06/2005	31/12/2004 (yc 32-39 et IFRS 4)
Caisse, banques centrales, CCP		18 918	23 585
Actifs financiers à la juste valeur par résultat	3, 3.1, 3.2	349 496	290 856
Instruments dérivés de couverture		9 542	497
Actifs financiers disponibles à la vente	4	144 625	134 819
Prêts et créances sur les établissements de crédit	5, 7, 8, 13	241 745	210 261
Prêts et créances sur la clientèle	6, 7, 8, 13	174 668	163 705
Écart de réévaluation des portefeuilles couverts en taux		5 619	4 584
Actifs financiers détenus jusqu'à échéance		20 365	18 973
Actifs d'impôts		6 432	5 244
Comptes de régularisation et actifs divers		57 860	47 318
Participations dans les entreprises mises en équivalence	10	14 530	13 825
Immeubles de placement		3 279	3 335
Immobilisations corporelles	11	2 303	2 327
Immobilisations incorporelles	11	473	463
Écart d'acquisition	12	13 341	13 323
Total actif		**1 063 196**	**933 115**

INFORMATIONS FINANCIÈRES CONSOLIDÉES AU 30 JUIN 2005 AVEC DONNÉES COMPARATIVES À NORMES CONSTANTES

(les données comparatives n'ont fait l'objet d'aucun travail des Commissaires aux comptes)

COMPTES DE RÉSULTAT CONSOLIDÉS

aux 30 juin 2005, 30 juin 2004 et 31 décembre 2004

(en millions d'euros)	Notes	30/06/2005	30/06/2004 (yc 32-39 et IFRS 4)	31/12/2004 (yc 32-39 et IFRS 4)
Intérêts et produits assimilés	20	17 627	16 153	33 973
Intérêts et charges assimilés	20	(14 719)	(12 113)	(26 500)
Commissions nettes	23	1 639	1 456	2 865
Gains ou pertes nets sur instruments financiers à la juste valeur par résultat	21	3 661	1 563	4 152
Gains ou pertes nets sur actifs financiers disponibles à la vente	22	618	685	1 449
Charges et produits des autres activités	24	(2 132)	(1 470)	(3 832)
Produit net bancaire		**6 694**	**6 274**	**12 107**
Charges générales d'exploitation		(4 242)	(4 017)	(8 068)
Dotations aux amortissements et provisions pour dépréciation des immobilisations incorporelles et corporelles		(221)	(256)	(511)
Résultat brut d'exploitation		**2 231**	**2 001**	**3 528**
Coût du risque	25	(261)	(309)	(575)
Résultat d'exploitation		**1 970**	**1 692**	**2 953**
Quote-part dans le résultat des sociétés mises en équivalence	10	738	580	1 169
Gains ou pertes sur autres actifs	26	21	(19)	37
Coûts liés au rapprochement	27	(144)	(164)	(552)
Variations de valeur des écarts d'acquisition		(2)	(10)	(55)
Résultat avant impôt		**2 583**	**2 079**	**3 552**
Impôt sur les bénéfices	28	(541)	(502)	(754)
Résultat net		**2 042**	**1 577**	**2 798**
Intérêts minoritaires		177	157	297
Résultat net part du groupe	**29**	**1 865**	**1 420**	**2 501**
Résultat net annualisé par action		2,583	1,952	1,723

- la note préambule des états financiers qui expose les raisons pour lesquelles l'information comparative qui sera présentée dans les comptes consolidés au 31 décembre 2005 et dans les comptes consolidés semestriels au 30 juin 2006 pourrait être différente des comptes joints au présent rapport ;

- la note préambule des états financiers qui expose l'option offerte par la norme IFRS 1 et retenue par le groupe Crédit Agricole S.A. de ne pas retraiter les informations comparatives relatives aux instruments financiers conformément aux normes IAS 32, IAS 39 et IFRS 4, qui sont appliquées depuis le 1er janvier 2005.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés.

Neuilly-sur-Seine, le 15 septembre 2005

Les Commissaires aux comptes

PRICEWATERHOUSECOOPERS AUDIT

Gérard Hautefeuille

BARBIER FRINAULT & AUTRES
ERNST & YOUNG

Valérie Meeus

RAPPORT SUR L'EXAMEN LIMITE DES COMPTES SEMESTRIELS CONSOLIDES
(Articles L.232-7 du Code de Commerce et 297-1 du décret du 23 mars 1967)

Période du 1er au 30 juin 2005

Mesdames, Messieurs les Actionnaires,

En notre qualité de Commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à:

- l'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes semestriels consolidés du groupe Crédit Agricole S.A., relatifs à la période du 1er janvier au 30 juin 2005, tels qu'ils sont joints au présent rapport ;

- la vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés ont été établis sous la responsabilité de votre conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Dans la perspective du passage au référentiel IFRS tel qu'adopté dans l'Union européenne, pour l'établissement des comptes consolidés de l'exercice 2005, les comptes semestriels consolidés ont été préparés pour la première fois en appliquant les principes de comptabilisation et d'évaluation des normes IFRS adoptées dans l'Union européenne, sous la forme de comptes intermédiaires tels que définis dans le Règlement général de l'AMF. Ils comprennent à titre comparatif des données relatives à l'exercice 2004 et au premier semestre 2004 retraitées selon les mêmes règles à l'exception des normes IAS 32, IAS 39 et IFRS 4 qui, conformément à l'option offerte par la norme IFRS 1, sont appliquées depuis le 1er janvier 2005.

Nous avons effectué notre examen limité selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en oeuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la conformité, dans tous leurs aspects significatifs, des comptes semestriels consolidés au regard, d'une part, des règles de présentation et d'information applicables aux comptes intermédiaires telles que définis par le Règlement général de l'AMF et, d'autre part, des principes de comptabilisation et d'évaluation des normes IFRS adoptées dans l'Union européenne, tels que décrits dans les notes annexes.

Sans remettre en cause la conclusion exprimée ci-dessus, nous attirons votre attention sur :

- la note préambule des états financiers qui expose les modalités retenues pour la présentation des comptes semestriels consolidés, qui n'incluent pas toutes les informations exigées par le référentiel IFRS tel qu'adopté dans l'Union européenne et permettant de donner, au regard de ce référentiel, une image fidèle du patrimoine, de la situation financière et du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation ;

- Financement long terme :

* Émission de dettes subordonnées : 1 597 millions d'euros 846 millions d'euros

Au cours du premier semestre 2005, Crédit Agricole S.A. a réalisé en février 2005, une émission de 531 millions d'euros d'emprunts subordonnés à échéance 2017, une émission d'emprunts subordonnés à durée indéterminée de 466 millions d'euros en juin 2005 et une émission de titres super subordonnés de 600 millions d'euros réalisée en février 2005. Au cours de l'année 2004, Crédit Agricole S.A. a réalisé en décembre 2004 deux émissions d'emprunts subordonnés à terme, l'une de 450 millions d'euros à échéance 2006, l'autre de 396 millions d'euros à échéance 2016.

* Remboursement de dettes subordonnées : 354 millions d'euros 1 157 millions d'euros

Le groupe a réalisé des remboursements de titres subordonnés pour respectivement 354 millions d'euros au cours du premier semestre 2005 et 1 157 millions d'euros au cours de l'exercice 2004.

NOTE 32 **Investissements, désinvestissements, opérations de financement**

En complément aux états financiers définis pour les établissements de crédit par le règlement CRB 91.03, le groupe Crédit Agricole S.A. présente et commente ci-après les flux de trésorerie relatifs aux opérations de structure financière (hors opérations courantes et de change) les plus significatives du 1er semestre 2005 et de l'exercice 2004. Ces éléments reflètent la mise en œuvre de la politique du groupe en matière de gestion financière, présentée dans l'annexe au rapport de gestion.

	1er semestre 2005	Exercice 2004

- Actifs financiers et participations :

* Acquisition de titres de filiales consolidées: 384 millions d'euros 606 millions d'euros

Au cours du premier semestre 2005, le groupe Crédit Agricole S.A. a principalement acquis la participation résiduelle de 10% dans Finaref SA et Finaref AB, suite à un accord conclu le 31 décembre 2004 et effectivement payé en date du 27 janvier 2005.

Au cours de l'exercice 2004, les acquisitions réalisées par le groupe Crédit Agricole S.A. portent essentiellement sur une tranche complémentaire de 14,5% de Finaref SA et Finaref AB, l'acquisition de 49,1% de la société Eurofactors auprès d'Euler

* Cession de titres de filiales consolidées : Néant 766 millions d'euros

Au cours de l'exercice 2004, les cessions portent essentiellement sur les titres de la Financière Lapérouse, de la Banque Libano-Française SAL et de LACIM

* Acquisition de titres mis en équivalence : 56 millions d'euros néant

Au cours du premier semestre 2005, le groupe Crédit Agricole S.A., au travers de Pacifica, a porté sa participation à 40% dans la filiale Assurances fédérales IARD du groupe AGF.

* Cession de titres mis en équivalence : néant néant

- Immobilisations corporelles et incorporelles :

* Acquisition d'immobilisations : 302 millions d'euros 635 millions d'euros

Le groupe Crédit Agricole S.A. n'a pas réalisé d'opérations significatives au cours du premier semestre 2005 ni au cours de l'exercice 2004.

* Cession d'immobilisations : 228 millions d'euros 306 millions d'euros

Le groupe Crédit Agricole S.A. n'a pas réalisé d'opérations significatives au cours du premier semestre 2005 ni au cours de l'exercice 2004.

- Opérations sur capitaux propres :

* Émission d'instruments de capital : néant néant

* Cession ou remboursement d'instrument de capital : néant néant

* Paiement de dividendes : 805 millions d'euros 1 419 millions d'euros

Le paiement des dividendes comprend à hauteur de 521 millions d'euros pour le premier semestre 2005 et 1 234 millions d'euros pour l'exercice 2004 le montant versé par Crédit Agricole S.A. à ses actionnaires. Le montant versé au cours de l'exercice 2004 comprend à hauteur de 433 millions d'euros l'acompte sur dividendes au titre de l'exercice 2004. Ce montant comprend également à hauteur de 284 millions d'euros sur le premier semestre 2005 et 185 millions d'euros sur l'exercice 2004 le montant payé aux minoritaires au titre des actions de préférence qu'ils détiennent.

NOTE 31 **Passage du résultat normes françaises au résultat normes IFRS (hors 32-39 et IFRS 4) au 30 juin 2004**

31.1 Passage du résultat normes françaises au résultat normes IFRS (hors 32-39 et IFRS 4)

(en millions d'euros)	Normes Françaises 30/06/2004	Reclassements IFRS	Impacts résultats	Normes IFRS 30/06/2004 (Hors IFRS 32-39 et IFRS 4)
Produit net bancaire	**6 298**	**(6)**	**30**	**6 322**
Charges générales d'exploitation	(4 083)	5	(3)	(4 081)
Dotation aux amortissements et provisions pour dépréciation des immobilisations incorporelles et corporelles	(258)		6	(252)
Résultat brut d'exploitation	**1 957**	**(1)**	**33**	**1 989**
Coût du risque	(324)	55	0	(269)
Résultat d'exploitation	**1 633**	**54**	**33**	**1 720**
Quote-part dans le résultat des entreprises mises en équivalence	536		49	585
Gains ou pertes sur autres actifs	44		9	53
Coûts liés au rapprochement	(171)		0	(171)
Résultat exceptionnel	(1)	1	0	
Variation de valeur des écarts d'acquisition	(347)		338	(9)
Reprise des fonds pour risques bancaires généraux	55	(55)	0	
Résultat avant impôts	**1 749**	**0**	**429**	**2 178**
Impôt sur le résultat	(517)		(29)	(546)
Résultat net de l'exercice	**1 232**	**0**	**400**	**1 632**
Intérêts minoritaires	157		0	157
Résultat net - part du Groupe	**1 075**	**0**	**400**	**1 475**

31.2 Détail par nature des impacts IFRS au 30 juin 2004 (hors 32-39 et IFRS 4)

(en millions d'euros)	Impacts nets d'impôt - part du Groupe
Normes françaises au 30 juin 2004 : Résultat net - part du Groupe	**1 075**
Badwill et goodwill	338
Actions propres	(5)
Autres	18
Quote-part des impacts IAS/IFRS des sociétés mises en équivalence	49
Impacts IFRS (hors 32-39 et IFRS 4)	**400**
Normes IFRS au 30 juin 2004 (hors 32-39 et IFRS 4) : Résultat net - part du Groupe	**1 475**

NOTE 30 Notes spécifiques à l'activité d'assurance

30.1 Ventilation des placements des sociétés d'assurance

(en millions d'euros)	30/06/2005			31/12/2004 (Hors 32-39 et IFRS 4)		
	Valeur brute	Valeur nette	Valeur de réalisation	Valeur brute	Valeur nette	Valeur de réalisation
1. Placements immobiliers et placements immobiliers en cours	4 050	4 029	4 031	3 523	3 508	4 034
2. Actions et autres titres à revenu variable autres que les parts d'OPCVM	6 887	6 744	6 771	4 310	4 214	4 733
3. Parts d'OPCVM autres que celles visées en 4	13 630	13 562	13 635	13 234	13 234	13 585
4. Parts d'OPCVM détenant exclusivement des titres à revenu fixe	11 120	11 119	11 113	8 774	8 774	9 934
5. Obligations et autres titres à revenu fixe	102 437	103 117	104 130	92 754	93 493	101 292
6. Prêts hypothécaires	4	4	4	4	4	4
7. Autres prêts et effets assimilés	292	292	292	353	353	353
8. Dépôts auprès des entreprises cédantes	402	446	484	264	311	354
9. Dépôts autres que ceux visés au 8, cautionnements en espèces et autres placements	44	51	44	141	141	156
10. Actifs représentatifs de contrats en unités de compte	17 108	17 108	17 108	15 593	15 593	15 593
Total	**155 974**	**156 472**	**157 612**	**138 950**	**139 625**	**150 038**
Retraitements de consolidation		**(1 169)**			**(1 737)**	
Part des réassureurs dans les provisions techniques					671	
Valeur nette		**155 303**			**138 559**	

30.2 Ventilation des provisions techniques d'assurance

(en millions d'euros)	30/06/2005			31/12/2004 (Hors 32-39 et IFRS 4)		
	Vie	Non vie	Total	Vie	Non vie	Total
Provisions pour primes non acquises	16	501	517	9	392	401
Provisions d'assurance-vie	120 967		120 967	114 695		114 695
Provisions pour sinistres	1 665	887	2 552	1 155	859	2 014
Provisions pour participation aux bénéfices et ristournes	12 988	23	13 011	3 134	48	3 182
Provision pour égalisation					8	8
Autres provisions techniques	484	6	490	395	460	855
Total des provisions techniques brutes (hors contrats en unités de compte)	**136 120**	**1 417**	**137 537**	**119 388**	**1 767**	**121 155**
Provisions techniques des contrats en unités de compte	**15 644**		**15 644**	**14 425**		**14 425**
Total des provisions techniques d'assurance brutes	**151 764**	**1 417**	**153 181**	**133 813**	**1 767**	**135 580**
Parts des réassureurs dans les provisions techniques	(655)	(201)	(856)	(506)	(165)	(671)
Total des provisions techniques nettes	**151 109**	**1 216**	**152 325**	**133 307**	**1 602**	**134 909**

28.2 Réconciliation du taux d'impôt théorique avec le taux d'impôt constaté

	Base	Taux d'impôt	Impôt
Résultat avant impôt, provisions sur écarts d'acquisitions et résultats des sociétés mises en équivalence	1 844	34,93%	(644)
Effet des différences permanentes		6,24%	(115)
Effet des différences de taux d'imposition des entités étrangères		(5,42)%	100
Effet des pertes de l'exercice, de l'utilisation des reports déficitaires et des différences temporaires		(1,95)%	36
Effet de l'imposition à long terme		0,22%	(4)
Effet des autres éléments		(4,66)%	86
Taux et charge effectif d'impôt		**29,34%**	**(541)**

NOTE 29 Résultat par secteur d'activité au 30 juin 2005[1]

(en millions d'euros)	Banque de proximité en France	Services financiers spécialisés	Gestion d'actifs, assurances et banque privée	Banque de financement et d'investissement	Banque de détail à l'international	Gestion pour compte propre & divers	Ensemble des métiers
Produit net bancaire	**1 737**	**1 196**	**1 529**	**2 152**	**152**	**(72)**	**6 694**
Charges de fonctionnement	(1 240)	(632)	(688)	(1 363)	(129)	(411)	**(4 463)**
Résultat brut d'exploitation	**497**	**564**	**841**	**789**	**23**	**(483)**	**2 231**
Coût du risque	(72)	(183)	4	24	(13)	(21)	**(261)**
Résultat d'exploitation	**425**	**381**	**845**	**813**	**10**	**(504)**	**1 970**
Quote-part dans le résultat des sociétés mises en équivalence	444	2	13	52	230	(3)	**738**
Résultat net sur autres actifs				3		18	**21**
Coûts liés au rapprochement		(18)	(30)	(40)		(56)	**(144)**
Variations de valeurs des écarts d'acquisition			(2)				**(2)**
Résultat avant impôts	**869**	**365**	**826**	**828**	**240**	**(545)**	**2 583**
Impôt	(198)	(123)	(262)	(192)		234	**(541)**
Résultat net	**671**	**242**	**564**	**636**	**240**	**(311)**	**2 042**
Part des minoritaires	6	13	6	34	11	107	**177**
Part du Groupe	**665**	**229**	**558**	**602**	**229**	**(418)**	**1 865**

(1) *La présentation du résultat net par secteur d'activité est pour partie issue d'informations de gestion.*

NOTE 27 Coûts liés au rapprochement

(en millions d'euros)	30/06/2005			30/06/2004 (Hors 32-39 et IFRS 4)	31/12/2004 (Hors 32-39 et IFRS 4)
	Coûts provisionnés nets de reprises	Coûts non provisionnés passés en charge sur l'exercice	Coût total	Coût total	Coût total
Charges constatées en résultat hors pertes couvertes par provision [1]	**30**	**114**	**144**	**171**	**551**
Dont :					
- Coût de mise en œuvre de synergies	30	114	144	166	528
- Autres effets du rapprochement				5	23
Coûts de mise en œuvre enregistrés en situation nette (passifs identifiables)					
Total des coûts de mise en œuvre des synergies	**30**	**114**	**144**	**166**	**528**
Dont :					
- Frais de personnel	22	16	38	86	234
- Coûts informatiques	(2)	41	39	9	92
- Coûts liés à l'immobilier	14	25	39	6	87
- Autres	(4)	32	28	65	115

(1) *Par ailleurs, 149 millions d'euros de provisions pour coûts de mise en œuvre des synergies ont été utilisées au 1er semestre 2005.*
Le rapprochement se traduit par des économies de coûts, les «synergies», issues du regroupement opérationnel d'activités, de la mutualisation d'investissement, de la mise en commun de moyens de production, du partage de coûts fixes... Pour atteindre ces objectifs, des actions spécifiques de mise en œuvre sont engagées, dont la nature et les coûts sont présentés ci-dessus. Les autres effets du rapprochement rassemblent les autres charges induites par le rapprochement mais ne contribuant pas à la réalisation des synergies.

NOTE 28 Impôt

28.1 Charges d'impôts différés

(en millions d'euros)	30/06/2005	30/06/2004 (Hors 32-39 et IFRS 4)	31/12/2004 (Hors 32-39 et IFRS 4)
Charge d'impôt courant	(419)	(273)	(678)
Charge d'impôt différé	(122)	(273)	(144)
Charge d'impôt de la période	**(541)**	**(546)**	**(822)**

NOTE 25 Coût du risque

(en millions d'euros)	30/06/2005	30/06/2004 (Hors 32-39 et IFRS 4)	31/12/2004 (Hors 32-39 et IFRS 4)
Dotations aux provisions	**(1 106)**	**(968)**	**(2 286)**
Provisions pour dépréciation des prêts et créances	(723)	(709)	(1 732)
Provisions pour dépréciation des titres détenus jusqu'à l'échéance (hors risque de taux)	(2)		
Provisions pour risques et charges	(381)	(259)	(554)
Reprises de provisions	**813**	**689**	**1 843**
Provisions pour dépréciation des prêts et créances	632	469	1 121
Provisions pour dépréciation des titres détenus jusqu'à l'échéance (hors risque de taux)	18		
Provisions pour risques et charges	163	220	722
Variation des provisions	(293)	(279)	(443)
Pertes sur prêts et créances irrécouvrables non provisionnées	(59)	(47)	(127)
Récupérations sur prêts et créances amortis	87	57	112
Autres pertes	4		(7)
Coût du risque	**(261)**	**(269)**	**(465)**

NOTE 26 Gains et pertes sur autres actifs

(en millions d'euros)	30/06/2005	30/06/2004 (Hors 32-39 et IFRS 4)	31/12/2004 (Hors 32-39 et IFRS 4)
Immobilisations corporelles et incorporelles d'exploitation	**13**	**6**	**17**
Plus-values de cession	24	9	27
Moins-values de cession	(11)	(3)	(10)
Titres de capitaux propres consolidés	**8**	**47**	**70**
Plus-values de cession	8	47	70
Moins-values de cession			
Gains ou pertes sur autres actifs	**21**	**53**	**87**

NOTE 22 Gains ou pertes nets sur actifs financiers disponibles à la vente

(en millions d'euros)	30/06/2005
Dividendes reçus	386
Plus ou moins-values de cession réalisées sur actifs financiers disponibles à la vente	244
Pertes sur titres dépréciés durablement (titres à revenu variable)	(17)
Plus ou moins-values de cession réalisées sur actifs financiers détenus jusqu'à l'échéance	5
Gains ou pertes nets sur actifs financiers disponibles à la vente	**618**

NOTE 23 Commissions nettes

(en millions d'euros)	30/06/2005			30/06/2004 (Hors 32-39 et IFRS 4)			31/12/2004 (Hors 32-39 et IFRS 4)		
	Produits	Charges	Net	Produits	Charges	Net	Produits	Charges	Net
Sur opérations avec les établissements de crédit	137	(81)	56	80	(57)	23	167	(91)	76
Sur opérations internes au Crédit Agricole	59	(309)	(250)	51	(279)	(228)	108	(555)	(447)
Sur opérations avec la clientèle	814	(138)	676	818	(236)	582	1 535	(313)	1 222
Sur opérations sur titres	251	(105)	146	150	(113)	37	540	(168)	372
Sur opérations de change	10	(6)	4	10	(3)	7	25	(24)	1
Sur opérations sur instruments financiers à terme et autres opérations de hors bilan	323	(63)	260	84	(18)	66	120	(78)	42
Prestations de services bancaires et financiers dont :				1 852	(1 063)	789	3 533	(2 309)	1 224
- Produits nets de gestion d'OPCVM	904	(87)	817	nd	nd	nd	nd	nd	nd
- Produits nets sur moyens de paiement	284	(177)	107	nd	nd	nd	nd	nd	nd
- Autres	600	(777)	(177)	nd	nd	nd	nd	nd	nd
Produits nets des commissions	**3 382**	**(1 743)**	**1 639**	**3 045**	**(1 769)**	**1 276**	**6 028**	**(3 538)**	**2 490**

NOTE 24 Produits et charges nets des autres activités

(en millions d'euros)	30/06/2005	30/06/2004 (Hors 32-39 et IFRS 4)	31/12/2004 (Hors 32-39 et IFRS 4)
Gains ou pertes sur immobilisations hors exploitation	45	(7)	17
Participation aux résultats des assurés bénéficiaires des contrats d'assurance (1)	(2 448)		
Autres produits nets de l'activité d'assurance	4 766		
Variation des provisions techniques des contrats d'assurance	(4 862)		
Autres produits (charges) nets	367	(6)	(16)
Produits (charges) nets des autres activités	**(2 132)**	**(13)**	**1**

(1) *Les produits financiers correspondant à ces contrats sont comptabilisés selon la nature du support au sein du produit net bancaire (titres disponibles à la vente, titres à la juste valeur, ...).*

NOTE 20 Produits et charges d'intérêts

(en millions d'euros)	30/06/2005	30/06/2004 (Hors 32-39 et IFRS 4)	31.12.2004 (Hors 32-39 et IFRS 4)
Sur opérations avec les établissements de crédit	1 440	2 061	5 217
Sur opérations internes au Crédit Agricole	2 968	2 835	5 729
Sur opérations avec la clientèle	4 234	4 243	9 199
Intérêts courus et échus sur actifs financiers disponibles à la vente	2 275		
Intérêts courus et échus sur actifs financiers détenus jusqu'à l'échéance	786		
Intérêts courus et échus des instruments de couverture	4 981		
Intérêts sur obligations et autres titres à revenus fixes		1 283	2 063
Sur opérations de location-financement	778	718	1 648
Autres intérêts et produits assimilés	165	30	128
Produits d'intérêts	**17 627**	**11 170**	**23 984**
Sur opérations avec les établissements de crédit	(2 284)	(2 538)	(7 368)
Sur opérations internes au Crédit Agricole	(707)	(400)	(809)
Sur opérations avec la clientèle	(3 679)	(4 223)	(8 157)
Actifs financiers détenus jusqu'à échéance	(26)		
Actifs financiers disponibles à la vente	(357)		
Intérêts sur obligations et autres titres à revenus fixes		(1 587)	(3 326)
Sur dettes représentées par un titre	(2 102)		
Sur dettes subordonnées	(481)		
Intérêts courus et échus des instruments de couverture	(4 655)		
Sur opérations de location-financement	(428)	(376)	(967)
Autres intérêts et charges assimilés		(225)	(404)
Charges d'intérêts	**(14 719)**	**(9 349)**	**(21 031)**

NOTE 21 Gains ou pertes nets sur instruments financiers à la juste valeur par résultat

(en millions d'euros)	30/06/2005
Dividendes reçus	17
Plus ou moins-values latentes ou réalisées sur actifs/passifs financiers à la juste valeur par résultat	3 320
Solde des opérations de change et instruments financiers assimilés	309
Inefficacité des couvertures de juste valeur	14
Inefficacité des couvertures de flux de trésorerie	1
Gains ou pertes nets sur instruments financiers à la juste valeur par résultat	**3 661**

NOTE 17 Dettes représentées par un titre et dettes subordonnées

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Dettes représentées par un titre		
Bons de caisse	282	178
Titres du marché interbancaire	1 405	1 776
Titres de créances négociables :		
- Émis en France	34 886	36 238
- Émis à l'étranger	38 938	39 529
Emprunts obligataires	3 345	21 989
Autres dettes représentées par un titre	2 084	108
Total en principal	**80 940**	**99 818**
Dettes rattachées	**1 681**	**1 214**
Total	**82 621**	**101 032**
Dettes subordonnées		
Dettes subordonnées à durée déterminée	11 978	10 999
Dettes subordonnées à durée indéterminée	7 938	6 889
Dépôt de garantie à caractère mutuel	45	
Titres et emprunts participatifs		237
Total en principal	**19 961**	**18 125**
Dettes rattachées	**242**	**345**
Total	**20 203**	**18 470**
Valeur au bilan	***102 824***	***119 502***

NOTE 18 Provisions pour risques et charges

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Risques d'exécution des engagements par signature	340	374
Risques opérationnels	65	54
Engagements sociaux, retraites et assimilées	655	605
Litiges divers	633	543
Situation nette négative des participations	126	117
Restructurations	32	52
Coûts de mise en œuvre des synergies (cf. note 27)	452	600
Épargne-logement	837	787
Autres	952	2 463
Valeurs au bilan	**4 092**	**5 595**

16.1 Dettes envers la clientèle par zone géographique

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
France (y compris DOM-TOM)	248 591	256 879
Autres pays de l'Union européenne	19 711	16 837
Autres pays d'Europe	6 867	4 284
Amérique du Nord	4 879	5 678
Amériques centrale et du Sud	3 122	3 817
Afrique et Moyen-Orient	9 237	8 841
Asie et Océanie (hors Japon)	5 979	4 590
Japon	6 448	2 321
Non ventilés	117	379
Total en principal	**304 951**	**303 626**
Dettes rattachées	**3 505**	**1 566**
Valeur au bilan	**308 456**	**305 192**

16.2 Dettes envers la clientèle par agent économique

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
État, administrations et collectivités publiques	7 543	3 869
Institutions financières	23 987	35 273
Particuliers et professionnels	239 025	227 352
Entreprises (y compris les Assurances) et autres agents économiques	33 637	37 132
Non ventilés	759	0
Total en principal	**304 951**	**303 626**
Dettes rattachées	**3 505**	**1 566**
Valeur au bilan	**308 456**	**305 192**

NOTE 14 Passifs financiers à la juste valeur par résultat par nature

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Passifs financiers détenus à des fins de transaction	**287 678**	
- Titres	59 429	
- Instruments dérivés	146 414	
- Autres dettes	81 835	
Juste valeur au bilan	**287 678**	

NOTE 15 Dettes envers les établissements de crédit

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Établissements de crédit		
Comptes et emprunts	70 114	60 442
Valeurs données en pension	7 170	6 362
Titres donnés en pension livrée	8 183	60 615
Total en principal	**85 467**	**127 419**
Dettes rattachées	**864**	**764**
Valeur au bilan	**86 331**	**128 183**
Opérations internes au Crédit Agricole		
Comptes ordinaires créditeurs	3 925	4 902
Comptes et avances à terme	9 565	9 197
Total en principal	**13 490**	**14 099**
Dettes rattachées	**168**	**187**
Valeur au bilan	**13 658**	**14 286**
Valeur au bilan des dettes envers les établissements de crédit	**99 989**	**142 469**

NOTE 16 Dettes envers la clientèle

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Comptes ordinaires créditeurs	49 764	47 614
Comptes d'épargne à régime spécial	194 316	188 519
Autres dettes envers la clientèle	53 889	53 028
Titres donnés en pension livrée	6 222	14 465
Dettes nées d'opérations d'assurance directe	211	
Dettes nées d'opérations de réassurance	531	
Dettes pour dépôts d'espèces reçus des cessionnaires et rétrocessionnaires en représentation d'engagements techniques	18	
Total en principal	**304 951**	**303 626**
Dettes rattachées	**3 505**	**1 566**
Valeur au bilan	**308 456**	**305 192**

NOTE 12 Écarts d'acquisition

(en millions d'euros)	31/12/2004 (Hors 32-39 et IFRS 4)	01/01/2005	Augmentations (Acquisitions)	Diminutions (Cessions)	Pertes de valeur de la période	Écart de conversion	Autres mouvements	30/06/2005
Valeur brute								
Calyon (Suisse) SA	497	497						497
E.F.L.	196	196						196
Lukas	265	265						265
sofinco	436	436						436
Groupe FINAREF	2 121	2 121						2 121
Groupe Crédit Lyonnais	5 217	5 217	17				(10)	5 224
Groupe Calyon	1 785	1 785						1 785
Groupe Prédica	483	483						483
Groupe Segespar	1 898	1 898	2					1 900
Groupe Crédit Agricole leasing	160	160						160
Cumul des pertes de valeur								
E.F.L.	(24)	(24)						(24)
Valeur nette (détail)	13 034	13 034	19	0	0	0	(10)	13 043
Autres entités	310	310	3				6	319
Cumul des pertes de valeur (autres entités)	(21)	(21)						(21)
Autres entités valeurs nettes	**289**	**289**	**3**	**0**	**0**	**0**	**6**	**298**
Valeur nette au bilan	**13 323**	**13 323**	**22**	**0**	**0**	**0**	**(4)**	**13 341**

NOTE 13 Provisions inscrites en déduction de l'actif

(en millions d'euros)	31/12/2004 (Hors 32-39 et IFRS 4)	01/01/2005	Variations de périmètre	Dotations	Reprises	Utilisations	Écarts de Conversion	Autres mouvements	30/06/2005
Sur créances interbancaires	496	492		29	(66)		22	32	509
Sur créances clientèle	5 301	7 046	102	726	(991)		200	(50)	7 033
- dont provisions collectives		1 396	(3)	21	(7)		76	66	1 549
Sur opérations de crédit-bail	417	461	(2)	85	(56)			8	496
Sur autres actifs [(1)]	1 785	113		4	(9)		2	4	114
Total	**7 999**	**8 112**	**100**	**844**	**(1 122)**	**0**	**224**	**(6)**	**8 152**

(1) *Dont, au 31/12/2004 (Hors 32-39 et IFRS 4), provisions sur portefeuilles titres (placement, TAP et investissement) pour 798 millions d'euros et provisions sur participations et autres titres détenus à long terme pour 834 millions d'euros.*

NOTE 10 Participations dans les entreprises mises en équivalence

Sont détaillées ci-après les quotes-parts d'une valeur supérieure à 50 millions d'euros.

(en millions d'euros)	30/06/2005		31/12/2004 (Hors 32-39 et IFRS 4)	
	Valeur de mise en équivalence	Résultat	Valeur de mise en équivalence	Résultat
Sociétés financières :	**14 040**	**740**	**13 505**	**1 146**
Al Bank Al Saudi Al Fransi	407	51	337	70
B.E.S.	432	34	388	34
Caisses régionales et filiales	9 542	447	8 983	729
Banca Intesa SpA	3 393	192	3 605	303
Tranquilidade - Tranquilidade Vida [1]	91	10	74	12
Autres	175	6	118	(2)
Sociétés non financières :	**490**	**(2)**	**421**	**12**
Partran	(104)	0	(126)	(1)
Eurazeo	523	(5)	473	5
Autres	71	3	74	8
Valeur nette au bilan des quotes-parts dans les sociétés mises en équivalence	**14 530**	**738**	**13 926**	**1 158**

[1] *La société Tranquilidade Vida étant une société d'assurance-vie, elle a été reclassée en sociétés financières.*

NOTE 11 Immobilisations corporelles et incorporelles (hors écarts d'acquisition)

(en millions d'euros)	31/12/2004 (Hors 32-39 et IFRS 4)	01/01/2005	Variations de périmètre	Augmentations (Acquisitions, regroupements d'entreprises)	Diminutions (Cessions et échéances)	Écart de conversion	Autres mouvements	Solde 30/06/2005
Immobilisations corporelles								
Valeur brute	4 826	4 352	49	188	(286)	28	48	4 379
Créances rattachées [1]	9	9					(9)	0
Amortissements & provisions	(2 283)	(2 034)	(14)	(157)	155	(19)	(7)	(2 076)
Valeur nette au bilan	**2 552**	**2 327**	**35**	**31**	**(131)**	**9**	**32**	**2 303**
Immobilisations incorporelles								
Valeur brute	1 336	1 247	25	114	(153)	6	4	1 243
Amortissements & provisions	(813)	(784)	4	(74)	69	(4)	19	(770)
Valeur nette au bilan	**523**	**463**	**29**	**40**	**(84)**	**2**	**23**	**473**

[1] *Loyers courus non échus sur les immobilisations données en location simple.*

NOTE 8 Créances sur les établissements de crédit et opérations avec la clientèle par agent économique

(en millions d'euros)	30/06/2005						31/12/2004 (yc 32-39 et IFRS 4)					
	Encours sains	Encours douteux	Provision sur encours douteux	Encours douteux compromis	Provision sur encours douteux compromis	Total	Encours sains	Encours douteux	Provision sur encours douteux	Encours douteux compromis	Provision sur encours douteux compromis	Total
État, administrations et collectivités publiques	6 047	11	10	17	14	6 051	7 967	36	15	30	28	7 990
Institutions financières	80 215	414	371	36	36	80 258	54 104	214	437			53 881
Particuliers et professionnels	70 568	1 782	1 008	2 723	2 215	71 850	61 276	1 227	696	1 841	1 249	62 399
Entreprises (y compris les assurances) et autres agents économiques	76 221	2 022	1 248	1 445	919	77 520	75 070	2 538	1 582	2 182	1 668	76 540
Non ventilés[2]	86	5	24			67	2 109	678	252		21	2 514
Total en principal	**233 137**	**4 234**	**2 662**	**4 221**	**3 184**	**235 746**	**20 526**	**4 693**	**2 982**	**4 053**	**2 966**	**203 324**
Créances rattachées [1]						**2 379**						**2 063**
Provisions sur créances rattachées						**(568)**						**(580)**
Provisions collectives						**(1 549)**						**(1 396)**
Valeurs au bilan						**236 008**						**203 411**

(1) *Au 31/12/2004, les créances rattachées et les provisions sur créances rattachées étaient ventilées par agent économique.*

(2) *Au 31/12/2004 (hors 32-39 et IFRS 4), les encours de crédit-bail et d'affacturage figuraient en totalité sur cette ligne, soit 18 189 millions d'euros d'encours sains, 642 millions d'euros d'encours douteux, 12 millions d'euros de compromis, 535 millions d'euros de provisions sur encours douteux et 1 million d'euros de provisions sur encours compromis.*

NOTE 9 Portefeuille titres

(en millions d'euros)	31/12/2004 (Hors 32-39 et IFRS 4)					
	Obligations et autres titres à revenu fixe	Effets publics et valeurs assimilées	Actions et autres titres à revenu variable	Titres de participation et parts dans les entreprises liées	Autres titres détenus à long terme	Total
Valeurs nettes au bilan	**48 489**	**48 474**	**39 126**	**2 407**	**195**	**138 691**

NOTE 7 Créances sur les établissements de crédit et opérations avec la clientèle par zone géographique[1]

(en millions d'euros)	30/06/2005						31/12/2004 (yc 32-39 et IFRS 4)					
	Encours sains	Encours douteux	Provisi on sur encours douteu x	Encours douteux compromi s	Provision sur encours douteux compromi s	Total	Encours sains	Encours douteux	Provisi on sur encours douteu x	Encours douteux compromi s	Provision sur encours douteux compromi s	Total
France (y compris DOM, TOM)	135 164	2 851	1 813	2 549	2 121	136 630	119 995	2 442	1 602	2 211	1 705	121 341
Autres pays de l'Union européenne	47 131	421	255	585	346	47 536	35 257	691	303	598	454	35 789
Autres pays d'Europe	9 282	239	175	104	55	9 395	9 276	108	60	158	128	9 354
Amérique du Nord	12 676	247	53	414	231	13 053	9 774	275	70	496	247	10 228
Amériques centrale et du Sud	7 052	211	188	49	21	7 103	6 249	270	185	71	25	6 380
Afrique et Moyen-Orient	8 876	177	127	386	326	8 986	7 386	119	87	366	303	7 481
Asie et Océanie (hors Japon)	8 270	79	29	120	84	8 356	6 914	149	43	138	104	7 054
Japon	4 580	4	1	14		4 597	3 465	19		15		3 499
Non ventilés[2]	106	5	21			90	2 210	620	632			2 198
Total en principal	**233 137**	**4 234**	**2 662**	**4 221**	**3 184**	**235 746**	**200 526**	**4 693**	**2 982**	**4 053**	**2 966**	**203 324**
Créances rattachées						**2 379**						**2 063**
Provisions sur créances rattachées						**(568)**						**(580)**
Provisions collectives						**(1 549)**						**(1 396)**
Valeurs au bilan						**236 008**						**203 411**

(1) *Sans réallocation par zone géographique des garanties ou assurances crédit déplaçant le risque pour le Groupe.*

(2) *Au 31/12/2004 (hors 32-39 et IFRS 4), les encours de crédit-bail et d'affacturage figuraient en totalité sur cette ligne, soit 18 189 millions d'euros d'encours sains, 642 millions d'euros d'encours douteux, 12 millions d'euros de compromise, 535 millions d'euros de provisions sur encours douteux et 1 million d'euros de provisions sur encours compromis.*

NOTE 6 Prêts et créances sur la clientèle

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Opérations avec la clientèle		
Créances commerciales	8 432	7 870
Autres concours à la clientèle	139 090	130 689
Titres reçus en pension livrée	4 042	8 212
Prêts subordonnés	321	
Titres non cotés sur un marché actif	2 910	
Créances nées d'opérations d'assurance directe	954	
Créances nées d'opérations de réassurance	33	
Avances en comptes courants d'associés	354	
Comptes ordinaires débiteurs	11 057	9 877
Total en principal	**167 193**	**156 648**
Créances rattachées	**1 358**	**1 254**
Provisions	**7 033**	**5 301**
Valeurs nettes au bilan	**161 518**	**152 601**
Opérations de crédit-bail		
Crédit-bail immobilier	5 482	5 465
Crédit-bail mobilier, LOA et opérations assimilées	7 946	7 843
Total en principal	**13 428**	**13 308**
Créances rattachées	**218**	**259**
Provisions	**496**	**417**
Valeurs nettes au bilan	**13 150**	**13 150**
Total	**174 668**	**165 751**

Détail des participations non consolidées

(en millions d'euros)	30/06/2005	
	Valeur au bilan	% de capital détenu par le Groupe
BFO	135	99,7
Crédit Logement (titres A)	234	16,5
Crédit Logement (titres B)	217	18,0
Emporiki Bank (Banque Commerciale de Grèce)	190	9,0
FIRECA	53	51,0
SEFA	57	100,0
Autres	1 940	
Valeur au bilan des titres de participation non consolidés	**2 826**	

NOTE 5 <u>Prêts et créances sur les établissements de crédit</u>

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Établissements de crédit		
Comptes et prêts	41 769	33 558
Valeurs reçues en pension	704	694
Titres reçus en pension livrée	17 935	52 261
Prêts subordonnés	438	491
Titres non cotés sur un marché actif	125	
Total en principal	**60 971**	**87 004**
Créances rattachées	**803**	**459**
Provisions	**434**	**421**
Valeur nette	**61 340**	**87 042**
Opérations internes au Crédit Agricole		
Comptes ordinaires	3 979	3 703
Comptes et avances à terme	175 999	166 460
Prêts subordonnés	222	207
Total en principal	**180 200**	**170 370**
Créances rattachées	**280**	**225**
Provisions	**75**	**75**
Valeur nette	**180 405**	**170 520**
Valeur nette au bilan	**241 745**	**257 562**

NOTE 3 Actifs financiers à la juste valeur par résultat

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Actifs financiers détenus à des fins de transaction	330 343	
Actifs financiers à la juste valeur par résultat sur option	19 153	
Juste valeur au bilan	**349 496**	

3.1 Actifs financiers détenus à des fins de transaction

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Créances sur la clientèle	205	
Valeurs reçues en pension	130	
Titres reçus en pension livrée	75 969	
Titres détenus à des fins de transaction	106 121	
- Effets publics et valeurs assimilées	41 976	
- Obligations et autres titres à revenu fixe	34 527	
- Actions et autres titres à revenu variable	29 618	
Instruments dérivés	147 918	
Juste valeur au bilan	**330 343**	

3.2 Actifs financiers à la juste valeur par résultat sur option

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Actifs représentatifs de contrats en unités de comptes	17 108	
Titres détenus à des fins de transaction	2 045	
- Effets publics et valeurs assimilées	155	
- Obligations et autres titres à revenu fixe	445	
- Actions et autres titres à revenu variable	1 445	
Juste valeur au bilan	**19 153**	

NOTE 4 Actifs financiers disponibles à la vente

(en millions d'euros)	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Titres évalués à la juste valeur	**142 937**	
- Effets publics et valeurs assimilées	38 732	
- Obligations et autres titres à revenu fixe	87 765	
- Actions et autres titres à revenu variable (1)	16 440	
Total des titres disponibles à la vente	**142 937**	
Total des créances disponibles à la vente	**1 688**	
Valeur au bilan des actifs financiers disponibles à la vente(2)	**144 625**	

(1) *dont participations non consolidées détaillées ci-après.*
(2) *dont dépréciation durable sur titres et créances : 2,101 millions d'euros comptabilisés au titre du 30 juin 2005.*

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
SCI Quentyvel		France	Globale	**96,7**	96,7	96,7	**96,7**	96,7	96,7
SCI Raspail		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Scica HL		France	Équivalence	**25,0**	25,0	25,0	**24,7**	24,7	24,7
Scicam 13		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Segespar Informatique Technique Services		France	Globale	**100,0**	100,0	100,0	**97,9**	98,0	96,5
Serves		États-Unis	Globale		100,0	100,0		97,7	97,7
SNC Doumer		France	Globale	**99,9**	99,9	99,9	**97,7**	97,7	97,7
SNC Haussmann Anjou		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Soaring Eagle Investments Co Ltd		Taïwan	Globale			100,0			97,7
Sofinco Participations		France	Globale	**100,0**	100,0	100,0	**99,5**	99,2	99,6
Sofinrec		France	Globale	**99,8**	99,8	99,8	**99,3**	99,0	99,4
Sparkway		France	Équivalence	**25,0**	25,0		**25,0**	25,0	
SPI SNC		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Sté Immobilière de Picardie		France	Équivalence	**25,0**	25,2	25,2	**25,0**	25,2	25,2
Sté Picarde de Développement		France	Équivalence	**25,0**	25,2	25,2	**25,0**	25,2	25,2
Systeia		France	Globale	**73,5**	72,5		**72,1**	71,1	
Touraine Poitou Rendement		France	Équivalence	**25,0**	25,0		**25,0**	25,0	
UI Vavin 1		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Unibiens		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Uni-Edition		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Uniger		France	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
Valris		France	Globale	**100,0**	100,0	100,0	**99,5**	99,2	99,6

(a) *Entrées (E) et sorties (S) du périmètre.*
(c) *Entité déconsolidée en raison de son caractère non significatif ou cessation d'activité.*
(d) *Entité fusionnée avec une autre entité consolidée.*
(1) *Entité précédemment consolidée sous les paliers Crédit Lyonnais.*

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
IIF BV (Indosuez International Finance B		Pays-Bas	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Indosuez Holding SCA II		Luxembourg	Globale	**100,0**	100,0	100,0	**99,9**	97,7	100,0
Indosuez Management Luxembourg II		Luxembourg	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Inforsud FM		France	Équivalence	**25,0**	25,0	25,0	**23,3**	23,3	23,3
Inforsud Gestion		France	Équivalence	**25,0**	25,0	25,0	**22,1**	22,1	22,1
Korea 21st Century TR		Corée	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
LSF Italian Finance Cpy SRL		Italie	Globale	**60,0**	60,0		**58,7**	58,6	
Madison SA		France	Équivalence			25,0			25,0
Maine Anjou Obligations	S(c)	France	Équivalence		25,0			25,0	
Mat Alli Domes		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Mezzasia	E	Hong Kong	Globale	**100,0**			**82,4**		
Ozenne Institutionnel		France	Équivalence	**25,0**	25,0		**24,9**	24,9	
Parfin		France	Globale	**99,9**	99,9	99,9	**99,9**	99,9	99,9
Partinvest		Luxembourg	Globale			100,0			97,7
Patrimocam		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Patrimocam 2		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Process Lorraine		France	Équivalence	**25,0**	25,0		**25,0**	25,0	
Progica		France	Équivalence	**34,0**	34,0	100,0	**34,0**	34,0	100,0
Réunifinance		France	Globale	**100,0**	100,0	100,0	**99,5**	99,2	99,6
Rivoli Vineuse 1 SAS		France	Globale	**100,0**	100,0		**98,1**	98,1	
Routage Express Service		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Saint Georges 2		France	Équivalence	**25,0**	25,0		**25,0**	25,0	
SARL Prospective Informatique		France	Équivalence	**25,0**	25,2	25,2	**25,0**	25,2	25,1
SCI Capimo		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
SCI Capucines		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
SCI du Vivarais		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
SCI Groupe Sofinco		France	Globale	**100,0**	100,0	100,0	**99,5**	99,2	99,6
SCI Hautes Faventines		France	Équivalence	**25,0**	25,0	25,0	**24,9**	24,9	24,9
SCI La Baume		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
SCI Les Fauvins		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
SCI Les Palmiers du Petit Pérou		France	Équivalence	**27,2**	27,2	27,2	**27,2**	27,2	27,2
SCI Max Hymans		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
SCI Pasteur 3		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
SCI Paysagère		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
CPR Investissement (INVT)		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
CPRA (FIGE)		France	Globale			100,0			99,9
CPRAAMI		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CPRB (ETNB)		France	Globale			100,0			99,9
Creagrisere		France	Équivalence	**25,0**	25,0	25,0	**22,8**	22,8	22,8
Crédit Agricole Alternative Invest. Products Serv. Inc		États-Unis	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
Crédit Lyonnais L B 01		France	Globale	**100,0**	100,0		**100,0**	100,0	
Defitech		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Defitech Dauphicom		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Defitech Routage et Communication		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Equalt Convertible Arbitrage Fund		Irlande	Globale	**100,0**	100,0	100,0	**96,5**	78,0	75,0
Equalt Core Macro Fund		Irlande	Globale	**100,0**	100,0	100,0	**96,6**	80,2	78,4
Equalt Fixed Income Arbitrage Fund	S(c)	Irlande	Globale		100,0	100,0		75,0	37,0
Equalt Fixed Income Arbitrage X 2	S(c)	Irlande	Globale		100,0			86,6	
Equalt Statistical Arbitrage Fund		Irlande	Globale	**100,0**	100,0	100,0	**96,4**	90,8	82,4
Equalt Systematic Futures Fund		Irlande	Globale	**100,0**	100,0	100,0	**80,0**	57,8	57,4
Europimmo		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Fasnet Luxembourg		Luxembourg	Globale	**45,0**	45,0	45,0	**44,3**	44,0	44,0
Finasic		France	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
Fonds ICF IIa		Cayman	Globale	**100,0**	100,0		**97,8**	97,7	
Fonds ICF III		Cayman	Globale	**100,0**	100,0		**97,8**	97,7	
Force Alsace		France	Équivalence	**25,0**	25,0		**25,0**	25,0	
Force Lorraine Duo		France	Équivalence	**25,0**	25,0		**25,0**	25,0	
Force Midi		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Force Oise		France	Équivalence	**25,0**	25,0		**25,0**	25,0	
Force Toulouse Diversifié		France	Équivalence	**25,0**	25,0		**25,0**	25,0	
Gard Obligation FCP		France	Équivalence	**25,1**	25,0		**25,1**	25,0	
GEIE Argence Developpement		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
GEIE Argence Management		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Gestimocam		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
GIE Silca	E	France	Globale	**100,0**			**99,3**		
Glorious Smart Investments Co Ltd		Taïwan	Globale			100,0			97,7
Ical		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Ideam		France	Globale	**90,0**	80,0		**88,5**	78,6	

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Crédit Agricole Immobilier		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
SIS (Société Immobilière de la Seine)		France	Globale	**72,9**	72,9	72,9	**79,7**	79,7	79,7
Unimo		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Divers									
ABF-AM SAS		France	Globale	**100,0**	100,0		**98,1**	98,1	
Adret Gestion		France	Équivalence	**25,0**	25,0		**25,0**	25,0	
Alcor	E	Hong Kong	Globale	**98,3**			**86,0**		
Alli Domes		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Alsace Élite		France	Équivalence	**25,0**	25,0		**23,7**	23,7	
AMT GIE		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
CA Investor Services Fund Adm.		France	Globale	**86,8**	86,8	86,2	**85,3**	86,1	84,1
CA Participations		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
CA Preferred Funding LLC		États-Unis	Globale	**100,0**	100,0	100,0	**6,5**	6,5	6,5
Caapimmo 1		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caapimmo 2		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caapimmo 3		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caapimmo 4		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caapimmo 5		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caapimmo 6		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
CAI Conseil Sa		Luxembourg	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CAI Derivatives Products PLC		Irlande	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CAI Preferred Funding		États-Unis	Globale	**100,0**	100,0	100,0	**99,2**	99,3	99,3
CAI Preferred Funding II		États-Unis	Globale	**100,0**	100,0	100,0	**99,1**	99,2	99,3
Calyon Asia Shipfinance Service Ltd		France	Globale	**100,0**	100,0		**97,8**	97,7	
Cedicam		France	Globale	**50,0**	50,0	50,0	**62,5**	62,5	62,5
Centre Est Alizée	S(c)	France	Équivalence		25,1			25,1	
Centre France Location Immobilière		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Chauray		France	Proportion-nelle	**34,0**	34,0	34,0	**33,2**	33,2	33,2
Cisa Sa		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CA Brasil Private Management		Brésil	Globale	**100,0**	100,0		**97,8**	98,1	
CLAM Immobilier		France	Globale	**100,0**	100,0		**98,1**	98,1	
CPR Compensation (CPRC)		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
CPR Gestion (CPRG)		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
CPR Holding (CPRH)		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Vauban Finance		France	Équivalence	**33,3**	33,3	33,3	**31,0**	31,1	31,1
Sociétés de crédit-bail et location									
Auxifip		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Cardinalimmo	E	France	Globale	**49,6**			**48,5**		
Climauto		France	Globale	**100,0**	100,0	100,0	**99,7**	99,5	99,7
Ergifrance		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Etica		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Etica Bail		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Europejski Fundusz Leasingowy (E.F.L.)		Pologne	Globale	**100,0**	99,8	99,8	**100,0**	99,8	99,8
Financière Immobilière Calyon		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Leicer		Espagne	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Lixxbail		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Lixxcourtage		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Lixxcredit		France	Globale	**99,9**	99,9	99,9	**99,9**	99,7	99,7
Lixxservices		France	Globale	**100,0**	99,9	99,9	**99,9**	99,7	99,7
Locam		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
NVA (Négoce Valorisation des actifs)		France	Globale	**99,9**	99,9	99,9	**99,9**	99,7	99,7
Réunibail		France	Globale			52,0			51,8
Réuniroute		France	Globale			97,5			51,9
Slibail Énergie		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Slibail Immobilier		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Slibail Location Informatique (SLOI)		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Slibail Longue Durée (SLD)		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Slibail Murs		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Sofincar		France	Globale	**100,0**	100,0	100,0	**99,5**	99,2	99,6
Sofinroute		France	Globale	**100,0**	100,0	100,0	**99,5**	99,2	99,6
Crédit Agricole Leasing		France	Globale	**100,0**	99,8	99,8	**100,0**	99,8	99,8
Ucabail Immobilier		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Ucalease		France	Globale	**100,0**	100,0	100,0	**99,7**	99,5	99,7
Unicomi		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Unifergie		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Unimat		France	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Développement touristique et promotion immobilière									

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Crédit Lyonnais Securities		Royaume-Uni	Globale	**100,0**	100,0		**97,8**	97,7	
Crédit Lyonnais Securities Asia BV		Hong Kong	Globale	**68,5**	77,6		**67,0**	75,8	
Crédit Lyonnais Venture Capital		France	Globale	**99,8**	99,8		**99,8**	99,8	
Delfinances		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Doumer Finance SAS		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Doumer Philemon		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Egelant Finance BV	S[c]	Pays-Bas	Globale		100,0	100,0		97,7	97,7
Equalt Sélection		Irlande	Globale	**100,0**	100,0		**78,1**	37,9	
Ester Finance		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Eurazeo		France	Équivalence	**20,4**	19,9		**15,9**	15,4	
Fininvest		France	Globale	**98,3**	98,3	98,3	**96,1**	96,0	96,0
Fletirec		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Gramont Contrepartie Option		France	Globale			100,0			97,7
I.P.F.O.		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Icauna Finance		France	Équivalence			25,0			24,4
Icauna Sarl		France	Équivalence			25,0			25,0
ICF Holdings		Royaume-Uni	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Idia Participations		France	Globale	**100,0**	100,0	99,8	**100,0**	100,0	99,8
Immarex		France	Globale			100,0			97,7
Indosuez Holding UK Ltd		Royaume-Uni	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
L'Esprit Cantal		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Mescas		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Nord Est Agro Partenaires		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Nordic Consumer Finans		Danemark	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Participex		France	Équivalence	**38,3**	31,9		**18,1**	17,7	
Partran		Portugal	Équivalence	**33,3**	33,3	33,3	**33,3**	33,3	33,3
Prestimmo		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Rue Impériale		France	Équivalence			19,9			15,4
Safec		Suisse	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Sepi		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Socadif		France	Équivalence	**36,2**	36,2	36,2	**31,2**	31,2	31,2
Space Holding (Ireland) Limited		Irlande	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Space Lux		Luxembourg	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Transimmo		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
CA IS Holding		France	Globale	**98,4**	100,0		**98,4**	100,0	
CACF Immobilier	E	France	Équivalence	**25,0**			**25,0**		
CADS Développement		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
CAI BP Holding		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calixte Investissement		France	Équivalence	**25,0**	25,0		**25,0**	25,0	
Calyon Air Finance SA		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calyon Capital Market Asia BV		Pays-Bas	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calyon Finance Guernesey		Royaume-Uni	Globale	**99,9**	99,9	99,9	**97,7**	97,6	97,6
Calyon Financial Products		Royaume-Uni	Globale	**99,9**	99,9	99,9	**97,7**	97,6	97,6
Calyon Global Patners Inc.		États-Unis	Globale	**100,0**	100,0		**97,8**	97,7	
CALYON Investment Products Limited		Îles Cayman	Globale	**100,0**	100,0		**97,8**	97,7	
Calyon North America Holding		États-Unis	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calyon Securities USA inc.		États-Unis	Globale	**100,0**	100,0		**97,8**	97,7	
Calyon Uruguay S.A.		Uruguay	Globale	**100,0**	100,0		**97,8**	97,7	
CAPE Holding		France	Globale	**100,0**	100,0	99,8	**100,0**	100,0	99,8
Capital Plus		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CLCM International (CLCMI)		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CLIFAP		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CLIM		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CLINFIM		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Cofinep		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Compagnie Française de l'Asie (CFA)		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Crédit Agricole Bourse		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Crédit Agricole Centre Est Immobilier	E	France	Équivalence	**25,0**			**25,0**		
Crédit Agricole Private Equity		France	Globale	**100,0**	100,0		**100,0**	100,0	
Crédit Lyonnais Capital Investissement		France	Globale	**99,9**	99,8		**99,9**	99,8	
Crédit Lyonnais Capital Market Plc		Royaume-Uni	Globale	**100,0**	100,0		**97,8**	97,7	
Crédit Lyonnais CL Rouse (USA)	S[(c)]		Globale		100,0			97,7	
Crédit Lyonnais Global Banking (CLGB)		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Crédit Lyonnais Group Management Ltd		Royaume-Uni	Globale	**100,0**	100,0		**97,8**	97,7	
Crédit Lyonnais Invest Ltd		Royaume-Uni	Globale	**100,0**	100,0		**97,8**	97,7	
Crédit Lyonnais Property Broadwalk		Royaume-Uni	Globale	**100,0**	100,0		**97,8**	97,7	
Crédit Lyonnais Rouse Limited		Royaume-Uni	Globale	**100,0**	100,0		**97,8**	97,7	

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Calyon Securities Japan		Japon	Globale	**100,0**	100,0		**97,8**	97,7	
Groupe Cholet Dupont		France	Équivalence	**33,4**	33,4	38,6	**32,7**	32,6	37,7
Assurance									
Afcalia		France	Globale			100,0			100,0
Arès	E	France	Globale	**100,0**			**59,0**		
Argence Gestion Assurances		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Assurances du CA Nord-Pas de Calais		France	Équivalence	**45,6**	45,6	45,6	**39,9**	39,9	39,9
Assurances Médicales de France		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Eda		France	Globale	**100,0**	100,0	100,0	**99,5**	99,2	99,6
Federlux		France	Globale	**100,0**	100,0	99,9	**100,0**	100,0	99,9
Finaref Assurances		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Finaref Insurance Limited		Irlande	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Finaref Life Limited		Irlande	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Finaref Risques Divers		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Finaref Vie		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Immobilière Federpierre		France	Globale	**99,5**	99,5	99,5	**99,5**	99,5	99,5
Les Assurances Fédérales IARD	E	France	Équivalence	**40,0**			**40,0**		
Médicale de France		France	Globale	**99,8**	99,7	99,7	**99,8**	99,7	99,7
Pacifica		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Predica		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Sopar		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Space Reinsurance Company Limited		Irlande	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Tranquilidade		Portugal	Équivalence	**33,3**	33,3	33,3	**33,3**	33,3	33,3
Tranquilidade Vida		Portugal	Équivalence	**29,7**	29,7	29,7	**29,7**	29,7	29,7
Vendome Courtage		France	Globale	**99,0**	99,0	99,0	**99,0**	99,0	99,0
Sociétés d'investissement									
Argence Investissement SAS		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Banco Calyon Brasil		Brésil	Globale	**100,0**	100,0		**97,8**	97,7	
Belgium CA SAS		France	Équivalence	**10,0**	10,0	10,0	**32,8**	32,8	32,8
Bercy Participations		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Bespar		Portugal	Équivalence	**32,6**	32,6	32,6	**32,6**	32,6	32,6
BFC Holding		France	Globale	**99,6**	99,6	99,6	**97,1**	97,1	97,1
CA Centre France Développement		France	Équivalence	**25,0**	25,0	25,0	**20,8**	20,8	20,8
CA Deveurope BV		Pays-Bas	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Ribank		Pays-Bas	Globale	**100,0**	100,0	100,0	**99,5**	99,2	99,6
S.A.Crédit Agricole (Belgique)		Belgique	Équivalence	**10,0**	10,0	10,0	**21,9**	21,9	21,9
Sacam Consommation 1		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Sacam Consommation 2		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Sacam Consommation 3		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Sedef		France	Globale	**100,0**	100,0	100,0	**99,5**	99,2	99,6
Segespar		France	Globale	**98,1**	98,1	100,0	**98,1**	98,1	100,0
Sim Spa Selezione e Distribuzione		Italie	Globale	**100,0**	100,0	100,0	**98,0**	97,9	98,8
Sircam		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Société Ivoirienne Banque		Côte d'Ivoire	Globale	**51,0**	51,0	51,0	**49,9**	49,8	49,8
Sofinco		France	Globale	**99,5**	99,2	99,6	**99,5**	99,2	99,6
Sofipaca		France	Équivalence	**28,3**	28,3	28,3	**27,5**	27,5	27,5
Soflim	S(c)	France	Globale		100,0	100,0		97,7	97,7
Transfact		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Union Gabonaise Banque		Gabon	Globale	**56,2**	56,2		**55,0**	55,0	
Wafasalaf		Maroc	Équivalence	**34,0**	33,7	33,7	**33,8**	33,4	33,6
Sociétés de Bourse									
Altura		Espagne	Proportion-nelle	**50,0**	50,0	50,0	**48,9**	48,9	48,9
CAI Cheuvreux		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CAI Cheuvreux España SA (Ex-ICSESA)		Espagne	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CAIC (S) Pte Ltd	S(c)	Singapour	Globale		100,0	100,0		97,7	97,7
CAIC Futures Ltd	S(c)	Hong Kong	Globale		100,0	100,0		97,7	97,7
CAIC Hong Kong Ltd	S(c)	Hong Kong	Globale		100,0	100,0		97,7	97,7
CAIC International Ltd		Royaume-Uni	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CAIC International UK	S(c)	Royaume-Uni	Globale		100,0	100,0		97,7	97,7
CAIC Italia Sim Spa		Italie	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CAIC Nordic AB		Suède	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CAIC North America Inc		États-Unis	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CAIC Securities Japan Ltd		Japon	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CAIC Securities Ltd		Hong Kong	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calyon Financial		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calyon Financial Inc		États-Unis	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calyon Financial Singapore		Singapour	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
E.P.E.M		États-Unis	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
EFL Services		Pologne	Globale	**100,0**	100,0	100,0	**100,0**	99,8	99,8
Emporiki Credicom		Grèce	Équivalence	**50,0**	50,0	50,0	**49,7**	49,6	49,8
Equalt Alternative Asset Management		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Eurofactor AG (Allemagne)	E(1)	Allemagne	Globale	**100,0**			**98,2**		
Eurofactor SA/NV (Belgique)	E(1)	Belgique	Globale	**100,0**			**98,2**		
Eurofactor France		France	Globale	**98,2**	98,2		**98,2**	95,6	
Eurofactor S.A. (Portugal)	E(1)	Portugal	Globale	**100,0**			**98,1**		
Eurofactor UK (Angleterre)	E(1)	Angleterre	Globale	**100,0**			**98,2**		
Financière Européenne d'Affacturage	E(1)	France	Globale	**100,0**			**100,0**		
Finanziaria Indosuez International Ltd		Suisse	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Finaref AB		Suède	Globale	**100,0**	100,0	90,0	**100,0**	100,0	90,0
Finaref AS		Norvège	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Finaref Benelux		Belgique	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Finaref OY		Finlande	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Finaref SA		France	Globale	**100,0**	100,0	90,0	**100,0**	100,0	90,0
Finaref Securities AB		Suède	Globale	**100,0**	100,0	100,0	**100,0**	100,0	90,0
Finaref Sverige AB		Suède	Globale			100,0			90,0
Finconsum ESC SA		Espagne	Équivalence	**45,0**	45,0	45,0	**44,8**	44,7	44,8
Foncaris		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Fransabank France		France	Équivalence	**34,0**	34,0	34,0	**34,0**	34,0	34,0
G.F.E.R (Groupement de Financement des Ent. Régionales)		France	Globale	**99,9**	99,9	99,9	**99,9**	99,9	99,9
G.P.F (Groupement des Provinces de France)		France	Globale	**99,0**	99,0	99,0	**99,0**	99,0	99,0
Gestion Privée Indosuez (G.P.I)		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
GIE Attica		France	Équivalence	**29,3**	29,3	29,3	**46,4**	46,4	46,4
Groupe Crédit Lyonnais		France	Globale	**94,8**	94,8	94,8	**94,8**	94,8	94,8
Inter-Factor Europa (Espagne)	E(1)	Espagne	Globale	**99,9**			**98,1**		
Jotex finans AB		Suède	Globale	**100,0**	100,0		**100,0**	100,0	
LF Investments		États-Unis	Globale	**100,0**	100,0		**97,8**	97,7	
Lukas Bank		Pologne	Globale	**100,0**	100,0	100,0	**100,0**	99,9	99,9
Lukas SA		Pologne	Globale	**100,0**	100,0	100,0	**100,0**	99,9	99,9
Menafinance		France	Proportionnelle	**50,0**	50,0	50,0	**49,7**	49,6	49,8
Nonghyup-CA		Corée	Proportionnelle	**40,0**	40,0	40,0	**39,3**	39,2	40,0

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Calyon S.A.		France	Globale	**97,8**	97,7	97,7	**97,8**	97,7	97,7
Calyon Turk A.S.		Turquie	Globale	**100,0**	100,0	100,0	**97,7**	97,7	97,7
Carrefour Servizi Finanziari SPA	E	France	Équivalence	**40,0**			**23,6**		
CL Développement de la Corse		France	Globale	**99,8**	99,8	99,8	**99,8**	99,8	99,8
CLAM Finance		France	Globale	**100,0**	100,0		**98,1**	98,1	
CLASI		États-Unis	Globale	**100,0**	100,0		**97,8**	97,7	
Cofam		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Cogenec		Monaco	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CPR AM (Ex-CPR Production)		France	Globale	**100,0**	100,0	100,0	**98,4**	98,4	100,0
CPR Billets		France	Globale	**100,0**	100,0	100,0	**99,9**	99,9	99,9
CPR BK		France	Globale	**100,0**	100,0	100,0	**97,8**	97,8	97,8
CPR F		France	Globale			87,7			87,7
CPR Online		France	Globale	**100,0**	100,0	100,0	**97,8**	100,0	100,0
CPR Private Equity		France	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
CREALFI		France	Globale	**51,0**	51,0		**50,7**	50,6	
Credibom		Portugal	Globale	**100,0**	100,0	85,0	**99,5**	99,2	84,7
Credigen Bank		Hongrie	Globale	**100,0**	100,0	100,0	**99,5**	99,2	99,6
Crédit Agricole Financement		Suisse	Équivalence	**44,6**	44,5	44,5	**39,6**	39,5	39,5
Crédit Agricole Indosuez (Egypt) SAE		Égypte	Globale	**75,0**	79,6	75,0	**73,3**	79,6	73,3
Crédit Agricole Indosuez (Suisse) SA		Suisse	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Crédit Agricole Indosuez Mer Rouge		Djibouti	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Crédit Agricole S.A. Securities		Jersey	Globale	**99,9**	99,9	99,9	**99,9**	99,9	99,9
Crédit du Maroc		Maroc	Globale	**52,6**	51,0	51,0	**51,5**	49,8	49,8
Crédit Foncier de Monaco		Monaco	Globale	**77,1**	77,1	77,1	**74,2**	74,2	74,2
Crédit Foncier de Monaco France		France	Globale	**100,0**	100,0	100,0	**86,4**	86,4	86,4
Crédit Lyonnais Leasing Cpy Japan		Japon	Globale	**100,0**	100,0		**97,8**	97,7	
Crédit Lyonnais Luxembourg		Luxembourg	Globale	**100,0**	100,0		**97,8**	97,7	
Crédit Lyonnais Cameroun		Cameroun	Globale	**65,0**	65,0	65,0	**63,5**	63,5	63,5
Crédit Lyonnais Congo		Congo	Globale	**81,0**	81,0		**79,2**	79,2	
Crédit Lyonnais Sénégal		Sénégal	Globale	**95,0**	95,0	95,0	**92,9**	92,8	92,8
Crédit Uruguay Banco		Uruguay	Globale	**100,0**	100,0	91,1	**100,0**	100,0	91,1
Créditplus (Ex-Beneficial Bank)		Allemagne	Globale	**100,0**	100,0	100,0	**99,5**	99,2	99,6
Creelia		France	Globale	**100,0**	100,0		**98,1**	98,1	
Dan-Aktiv		Danemark	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Caisse Régionale Lorraine		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Martinique		France	Équivalence	**28,1**	28,1	28,1	**28,1**	28,1	28,1
Caisse Régionale Midi		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Morbihan		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Nord de France		France	Équivalence	**25,6**	25,6	25,6	**25,6**	25,6	25,6
Caisse Régionale Nord Midi Pyrénées		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Nord-Est		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Normand		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Normandie Seine		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,1	25,1
Caisse Régionale Oise		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Paris et Île de France		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Provence - Côte d'Azur		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Pyrénées Gascogne		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Réunion		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Brie-Picardie		France	Équivalence	**25,0**	25,2	25,6	**25,0**	25,2	25,2
Caisse Régionale Sud Méditerranée		France	Équivalence	**25,9**	25,9	25,8	**25,9**	25,9	25,8
Caisse Régionale Sud Rhône Alpes		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Toulouse-Midi Toulousain		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Touraine Poitou		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Val de France		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Cal FP (Holding)		Royaume-Uni	Globale	**50,0**	50,0	50,0	**75,0**	75,0	75,0
Cal FP Bank		Royaume-Uni	Globale	**100,0**	100,0	100,0	**75,0**	75,0	75,0
CAL FP US	S(c)	États-Unis	Globale		100,0	100,0		75,0	75,0
Calyon Australia Ltd		Australie	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calyon Bank Hungary Ltd		Hongrie	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calyon North America Inc.		États-Unis	Globale	**100,0**	100,0		**97,8**	97,7	
Calyon Bank Ukraine		Ukraine	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calyon Bank Czech Republic		République tchèque	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calyon Bank Slovakia A.S.		Slovaquie	Globale	**90,0**	90,0	90,0	**88,0**	87,9	87,9
Calyon Holding Italia Due SRL		Italie	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calyon Leasing Corporation		États-Unis	Globale	**100,0**	100,0		**97,8**	97,7	
Calyon Polska S.A.		Pologne	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
Calyon Rusbank S.A.		Russie	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
C.A Investor Services Corporate Trust		France	Globale	**100,0**	100,0	100,0	**98,4**	99,0	99,0
C.A.A.M Securities Company Japan KK		Japon	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
CA - Epargne Longue des Salariés	S[(d)]	France	Globale		100,0	100,0		98,1	100,0
CA Invest. Services Banque Lux.		Luxembourg	Globale	**100,0**	100,0	100,0	**98,4**	97,7	97,7
CAAM		France	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
C.A. Asset Management Luxembourg		Luxembourg	Globale	**100,0**	100,0		**98,1**	98,0	
CAI Luxembourg		Luxembourg	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CAI Merchant Bank Asia Ltd		Singapour	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
CAI Private Banking Italia Spa		Italie	Globale			100,0			97,7
CAI Suisse (Bahamas)	E[(1)]	Bahamas	Globale	**100,0**			**97,8**		
CAI Suisse (Singapour)	E[(1)]	Singapore	Globale	**100,0**			**97,8**		
Caisse Régionale Alpes Provence		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Alsace Vosges		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Aquitaine		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Atlantique Vendée		France	Équivalence	**25,1**	25,1	25,1	**25,1**	25,1	25,1
Caisse Régionale Brie	S[(d)]	France	Équivalence		25,0	25,0		25,0	25,0
Caisse Régionale Calvados		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Centre Est		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Centre France		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Centre Loire		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Centre Ouest		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Champagne-Bourgogne		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Charente Maritime - Deux Sèvres		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Charente-Périgord		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Côtes d'Armor		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale de l'Anjou et du Maine		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale des Savoie		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Finistère		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Franche-Comté		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Gard		France	Équivalence	**25,1**	25,0	25,0	**25,1**	25,0	25,0
Caisse Régionale Guadeloupe		France	Équivalence	**27,2**	27,2	27,2	**27,2**	27,2	27,2
Caisse Régionale Ille et Vilaine		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Caisse Régionale Loire - Haute Loire		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0

2.2 Périmètre de consolidation Groupe Crédit Agricole S.A.

	(a)	Implantation	Méthode 30/06/05	% de contrôle			% d'intérêt		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Etablissement bancaire et financier									
Crédit Agricole S.A.		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
Agos Itafinco		Italie	Globale	**51,0**	51,0	51,0	**59,0**	58,9	59,1
Al BK Saudi Al Fransi - BSF		Arabie Saoudite	Équivalence	**31,1**	31,1	31,1	**30,4**	30,4	30,4
Alsolia		France	Équivalence	**34,0**	34,0	34,0	**33,8**	33,7	33,9
Altra Banque		France	Équivalence	**34,0**	34,0	34,0	**34,0**	34,0	34,0
Banca Intesa S.p.a.		Italie	Équivalence	**17,8**	18,0	18,0	**16,8**	16,9	16,9
Banco del Desarrollo		Chili	Équivalence	**23,7**	23,7	23,7	**23,7**	23,7	23,7
Bankoa		Espagne	Équivalence	**30,0**	30,0	30,0	**28,5**	28,5	28,5
Banque Chalus		France	Équivalence	**25,0**	25,0	25,0	**25,0**	25,0	25,0
Banque Finaref		France	Équivalence	**100,0**	100,0	100,0	**100,0**	100,0	90,0
BES (Banco Espirito Santo)		Portugal	Équivalence	**8,8**	8,8	8,8	**22,5**	22,5	22,5
BFC Antilles Guyane		France	Globale	**100,0**	100,0	100,0	**97,8**	97,7	97,7
BFT (Banque Financement et Trésorerie)		France	Globale	**100,0**	100,0	94,7	**100,0**	100,0	94,7
BFT Gestion		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	94,7
BGP Indosuez		France	Globale	**100,0**	100,0	100,0	**100,0**	100,0	100,0
BNI Crédit Lyonnais Madagascar		Madagascar	Globale	**51,0**	51,0	51,0	**49,9**	49,8	49,8
C.A Alternative Investment Products Group SGR		Italie	Globale	**90,0**	90,0	100,0	**89,9**	89,9	99,1
C.A Alternative Investment Products Group Holding		France	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
C.A Alternative Investment Products Group Inc		États-Unis	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
C.A Alternative Investment Products Group Ltd (Ex-ISB)		Bermudes	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
C.A Alternative Investment Products Group Sas		France	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
C.A Asset Management Espana Holding		Espagne	Globale	**100,0**	100,0	100,0	**98,0**	97,9	99,0
C.A Asset Management Hong Kong Ltd		Hong Kong	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
C.A Asset Management Japan Ltd		Japon	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
C.A Asset Management Ltd (Ex-Premium)		Royaume-Uni	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
C.A Asset Management Sgr Italie		Italie	Globale	**100,0**	100,0	100,0	**98,0**	97,9	98,9
C.A Asset Management Singapore Ltd		Singapour	Globale	**100,0**	100,0	100,0	**98,1**	98,1	100,0
C.A Investor Services Bank		France	Globale	**100,0**	100,0	100,0	**98,4**	99,2	99,2

Fusion ou absorption par une autre société du Groupe :

CLEE absorbe CA Épargne Longue des salariés et devient CREELIA

La Caisse régionale de la Somme absorbe la Caisse régionale de la Brie et devient la Caisse régionale de la Brie-Picardie

III- CHANGEMENT DE DÉNOMINATION SOCIALE :

Banco C.L. Brasil devient Banco Calyon Brasil

CLCM Asia BV devient Calyon Capital Market Asia BV

CL DTVM devient CA Brasil Private Management

CREALFI devient Menafinance

Crédit Agricole Indosuez Turk A.S. devient Calyon Turk A.S.

Crédit Lyonnais Bank Hungary devient Calyon Bank Hungary Ltd

Crédit Lyonnais Bank Praha devient Calyon Bank Czech Republic

Crédit Lyonnais Bank Slovakia A.S. devient Calyon Bank Slovakia A.S.

Crédit Lyonnais Finance Guernesey devient Calyon Finance Guernesey

Crédit Lyonnais Financial Products devient Calyon Financial Products

Crédit Lyonnais Global Partners Inc. devient Calyon Global Partners Inc.

Crédit Lyonnais Leasing Corporation devient Calyon Leasing Corporation

Crédit Lyonnais North America Inc devient Calyon North America Inc.

Crédit Lyonnais Polska devient Calyon Polska S.A.

Crédit Lyonnais Private Equity devient Crédit Agricole Private Equity

Crédit Lyonnais Russie devient Calyon Rusbank S.A.

Crédit Lyonnais Securities USA devient Calyon Securities USA Inc.

Crédit Lyonnais Ukraine devient Calyon Bank Ukraine

Crédit Lyonnais Uruguay devient Calyon Uruguay S.A.

Finaref Group AB devient Finaref AB

Indosuez Air Finance S.A. devient Calyon Air Finance S.A.

Indosuez Asia Shipfinance Service Ltd devient Calyon Asia Shipfinance Service Ltd

Indosuez Australia devient Calyon Australia Ltd

Indosuez North America HLD devient Calyon North America Holding

Menafinance devient CREALFI

UCABAIL devient Crédit Agricole Leasing

UI devient Crédit Agricole Private Equity Holding

NOTE 2 Périmètre de consolidation

2.1 Évolution du périmètre de consolidation Groupe Crédit Agricole S.A.

I- SOCIÉTÉS NOUVELLEMENT CONSOLIDÉES AU 30 JUIN 2005 :

Sociétés entrées dans le périmètre par création, du fait de leur acquisition ou d'un complément d'acquisition de leurs titres :

Alcor

Ares

CACF Immobilier

Cardinalimmo

Carrefour Servizi Finanziari SPA

Crédit Agricole Centre Est Immobilier

GIE Silca

Les Assurances Fédérales IARD

Mezzasia

Passage d'un palier à une consolidation en direct :

Les filiales précédemment consolidées sous les paliers Crédit Lyonnais et Eurofactor sont désormais consolidées individuellement :

CAI Suisse (Singapour)

CAI Suisse (Bahamas)

Eurofactor AG (Allemagne)

Eurofactor France

Eurofactor S.A. (Portugal)

Eurofactor SA/NV (Belgique)

Eurofactor UK (Angleterre)

Financière Européenne d'Affacturage

Inter-Factor Europa (Espagne)

II- SOCIÉTÉS SORTIES DU PÉRIMÈTRE AU 30 JUIN 2005 :

Application des seuils de signification ou cessation d'activité :

CAIC (S) Pte Ltd

CAIC Futures Ltd

CAIC Hong Kong Ltd

CAIC International UK

CAL FP US

Centre Est Alizée

Crédit Lyonnais CL Rouse (USA)

Egelant Finance BV

Equalt Fixed Income Arbitrage X 2

Maine Anjou Obligations

Serves

Soflim

1.3.6 Regroupements d'entreprises - Ecarts d'acquisition (IFRS 3)

La norme IFRS 3 « Regroupements d'entreprises » retient la méthode du coût d'acquisition pour comptabiliser les regroupements d'entreprises.

Dans la mesure où cette norme IFRS 3 exclut de son champ d'appli-cation les regroupements d'entreprises effectués au sein des mutuelles, le groupe Crédit Agricole S.A. considère que les fusions de Caisses régionales continuent d'être régies par les normes françaises qui prévoient notamment que ces rapprochements se font à la valeur nette comptable.

Le solde positif des écarts constatés lors de l'acquisition de titres consolidés entre leur prix de revient et la quote-part de situation nette correspondante, pour la part non affectée à divers postes du bilan, est porté sous la rubrique « Écarts d'acquisition » au bilan consolidé.

Conformément à la norme IFRS 3, à chaque indice de perte de valeur ou au minimum une fois par an, les écarts d'acquisition font l'objet d'un test de dépréciation par référence à l'Unité Génératrice de Trésorerie (UGT) à laquelle ils sont rattachés. En pratique, les UGT sont définies par rapport aux lignes métiers selon lesquelles le Groupe suit son activité. Les pertes de valeur font l'objet, le cas échéant, d'une dépréciation constatée en résultat.

Les écarts d'acquisition négatifs résiduels après affectation aux passifs identifiables sont constatés en résultat.

1.3.7 Information sectorielle (IAS 14)

Le groupe Crédit Agricole S.A. présente ses activités selon les différentes lignes métiers existantes. Ces différentes lignes métiers sont les suivantes :

- a banque de proximité en France : Caisses régionales, Le Crédit Lyonnais ;
- les services financiers spécialisés (crédit à la consommation, crédit-bail, affacturage…) ;
- la gestion d'actifs, les assurances, la banque privée ;
- la banque de financement et d'investissement ;
- la banque de détail à l'étranger ;
- la gestion pour compte propre et divers.

Cette nomenclature est détaillée dans le rapport de gestion.

1.3.3 Les méthodes de consolidation

Les méthodes de consolidation sont fixées respectivement par les normes 27, 28 et 31. Elles résultent de la nature de contrôle exercée par Crédit Agricole S.A. sur les entités consolidables, quelle qu'en soit l'activité et qu'elles aient ou non la personnalité morale :

- l'intégration globale, pour les entités sous contrôle exclusif, y compris les entités à structure de comptes différente, même si leur activité ne se situe pas dans le prolongement de celle de Crédit Agricole S.A. ;
- l'intégration proportionnelle, pour les entités sous contrôle conjoint, y compris les entités à structure de comptes différente, même si leur activité ne se situe pas dans le prolongement de celle de Crédit Agricole S.A. ;
- la mise en équivalence, pour les entités sous influence notable ou pour les entités sous contrôle conjoint. Lorsqu'une entité sous contrôle conjoint est mise en équivalence, l'information est communiquée en annexe.

L'intégration globale consiste à substituer à la valeur des titres chacun des éléments d'actif et de passif de chaque filiale. La part des intérêts minoritaires dans les capitaux propres et dans le résultat apparaît distinctement au passif du bilan et au compte de résultat consolidés.

L'intégration proportionnelle consiste à substituer à la valeur des titres dans les comptes de la société consolidante la fraction représentative de ses intérêts dans le bilan et le résultat de la société consolidée.

La mise en équivalence consiste à substituer à la valeur des titres la quote□part du Groupe dans les capitaux propres et le résultat des sociétés concernées.

1.3.4 Retraitements et éliminations

Les retraitements significatifs nécessaires à l'harmonisation des méthodes d'évaluation des sociétés consolidées sont effectués.

L'effet sur le bilan et le compte de résultat consolidés des opérations internes au Groupe est éliminé.

Les plus ou moins-values provenant de cessions d'actifs entre les entreprises consolidées sont éliminées. Toutefois, les moins-values obtenues sur la base d'un prix de référence externe sont maintenues.

1.3.5 Conversion des états financiers des filiales étrangères (IAS 21)

Les états financiers des filiales étrangères sont convertis en euros en deux étapes :

- conversion de la monnaie locale (monnaie de tenue de comptes le cas échéant) à la monnaie de fonctionnement selon la méthode du cours historique, les écarts de conversion étant intégralement et immédiatement comptabilisés en résultat ;
- puis conversion de la monnaie de fonctionnement dans la monnaie de consolidation selon la méthode du cours de clôture, l'écart de conversion constaté est porté sur une ligne distincte des capitaux propres pour la part revenant à Crédit Agricole S.A. et dans les intérêts minoritaires pour la part leur revenant. Cet écart est réintégré au compte de résultat en cas de cession ou de liquidation de tout ou partie de la participation détenue dans l'entité étrangère.

La monnaie de fonctionnement d'une entité est très étroitement liée à son caractère autonome ou non autonome :

- la monnaie de fonctionnement d'une entité non autonome correspond à la monnaie de fonctionnement dont elle dépend (i.e. celle dans laquelle ses principales opérations sont libellées) ;
- la monnaie de fonctionnement d'une entité étrangère autonome correspond à sa monnaie locale, sauf cas exceptionnels.

1.3 Les principes et méthodes de consolidation (IAS 27, 28, 31)

1.3.1 Périmètre de consolidation

Les états financiers consolidés incluent les comptes de Crédit Agricole S.A. et ceux de toutes les sociétés dont la consolidation a un impact significatif sur les comptes consolidés de l'ensemble.

En application de ces principes généraux, tels que définis par les normes IAS 27, IAS 28 (participations dans les entreprises associées) et IAS 31 (participations dans les coentreprises), le caractère significatif de cet impact peut notamment être apprécié au travers de divers critères tels que l'importance du résultat ou des capitaux propres de la société à consolider par rapport au résultat ou aux capitaux propres de l'ensemble consolidé.

En particulier, le caractère significatif d'une société est présumé lorsqu'elle satisfait aux conditions suivantes :

- le total du bilan est supérieur à 10 millions d'euros ou excède 1% du total de bilan de la filiale consolidée qui détient ses titres ;
- Crédit Agricole S.A. détient, directement ou indirectement, au moins 20% de ses droits de vote existants et potentiels.

1.3.2 Les notions de contrôle

Conformément aux normes internationales, toutes les entités sous contrôle exclusif, sous contrôle conjoint ou sous influence notable sont consolidées, sous réserve que leur apport soit jugé significatif et qu'elles n'entrent pas dans le cadre des exclusions évoquées ci-après.

Le contrôle exclusif est présumé exister lorsque Crédit Agricole S.A. détient, directement ou indirectement par l'intermédiaire de filiales, plus de la moitié des droits de vote d'une entité, sauf si dans des circonstances exceptionnelles, il peut être clairement démontré que cette détention ne permet pas le contrôle. Le contrôle exclusif existe également lorsque Crédit Agricole S.A., détenant la moitié ou moins de la moitié des droits de vote d'une entité dispose de la majorité des pouvoirs au sein des organes de direction.

Le contrôle conjoint s'exerce dans les coentités au titre desquelles deux coentrepreneurs ou plus sont liés par un apport contractuel établissant un contrôle conjoint.

L'influence notable résulte du pouvoir de participer aux politiques financière et opérationnelle d'une entreprise sans en détenir le contrôle. Le groupe Crédit Agricole S.A. est présumé avoir une influence notable lorsqu'il détient, directement ou indirectement par le biais de filiales, 20% ou plus des droits de vote dans une entité.

La consolidation des entités ad hoc

La consolidation des entités ad hoc, et plus particulièrement des fonds sous contrôle exclusif, a été précisée par le SIC 12. En application de ce texte, les OPCVM dédiés sont consolidés.

Les exclusions du périmètre de consolidation

Une entité contrôlée ou sous influence notable est exclue du périmètre de consolidation lorsque dès son acquisition, les titres de cette entité sont détenus uniquement en vue d'une cession ultérieure à brève échéance. Ces titres sont comptabilisés dans la catégorie des actifs destinés à être cédés. Ceux-ci sont évalués à la juste valeur par résultat.

Les participations (hors participations majoritaires) détenues par des entités de capital-risque sont également exclues du périmètre de consolidation dans la mesure où elles sont classées en actifs financiers à la juste valeur par résultat sur option.

1.2.8 <u>Les contrats de location</u> (IAS 17)

Conformément à la norme IAS 17, les opérations de location sont analysées selon leur substance et leur réalité financière. Elles sont comptabilisées selon les cas, soit en opérations de location simple, soit en opérations de location financière.

S'agissant d'opérations de location financière, elles sont assimilées à une acquisition d'immobilisation par le locataire, financée par un crédit accordé par le bailleur.

Dans les comptes du bailleur, l'analyse de la substance économique des opérations conduit à :

- onstater une créance financière sur le client, amortie par les loyers perçus ;
- décomposer les loyers entre, d'une part les intérêts et, d'autre part l'amortissement du capital, appelé amortissement financier ;
- constater une réserve latente nette. Celle-ci est égale à la différence entre :

l'encours financier net : dette du locataire constituée du capital restant dû et des intérêts courus à la clôture de l'exercice,

la valeur nette comptable des immobilisations louées,

la provision pour impôts différés.

Dans les comptes du locataire, les contrats de crédit-bail et de location avec option d'achat font l'objet d'un retraitement qui conduit à la comptabilisation comme s'ils avaient été acquis à crédit.

Dans le compte de résultat, la dotation théorique aux amortissements (celle qui aurait été constatée si le bien avait été acquis) ainsi que les charges financières (liées au financement du crédit) sont substituées aux loyers enregistrés.

1.2.9 <u>Les opérations en devises</u> (IAS 21)

En application de la norme IAS 21, une distinction est effectuée entre les éléments monétaires et non monétaires.

À la date d'arrêté, les actifs et passifs monétaires libellés en monnaie étrangère sont convertis au cours de clôture dans la monnaie de fonctionnement du groupe Crédit Agricole S.A. Les écarts de change résultant de cette conversion sont comptabilisés en résultat. Cette règle comporte deux exceptions :

- sur les actifs financiers disponibles à la vente, seule la composante de l'écart de change calculée sur le coût amorti est comptabilisée en résultat ; le complément est enregistré en capitaux propres ;
- les écarts de change sur les éléments monétaires désignés comme couverture de flux de trésorerie ou faisant partie d'un investissement net dans une entité étrangère sont comptabilisés en capitaux propres.

Les traitements relatifs aux actifs non monétaires diffèrent selon la nature de ces actifs :

- les actifs au coût historique sont évalués au cours de change du jour de la transaction ;
- les actifs à la juste valeur sont mesurés au cours de change à la date de clôture.

Les écarts de change sur éléments non monétaires sont comptabilisés :

- en résultat si le gain ou la perte sur l'élément non monétaire est enregistré en résultat ;
- en capitaux propres si le gain ou la perte sur l'élément non monétaire est enregistré en capitaux propres.

Les taux d'imposition utilisés pour l'évaluation sont ceux dont l'application est attendue lors de la réalisation de l'actif ou du règlement du passif, dans la mesure où ces taux ont été adoptés ou quasi adoptés à la date de clôture.

Au 30 juin 2005, en attente de clarifications sur l'interprétation, un impôt différé a été constaté sur les effets d'actualisation des provisions et sur les décotes des crédits restructurés.

Il en est de même sur les réserves de capitalisation des sociétés d'assurance-vie.

1.2.6 Les activités d'assurance (IFRS 4)

Les passifs d'assurance restent pour partie évalués en normes françaises conformément aux normes internationales, en attendant un complément normatif qui devrait parfaire le dispositif actuel. Les actifs financiers des sociétés d'assurance du Groupe sont quant à eux reclassés selon la norme IAS 39 au sein des quatre catégories d'actifs concernés.

Conformément à l'option offerte par la norme IFRS 4, les contrats d'assurance avec participation aux bénéfices discrétionnaire font l'objet d'une « comptabilité miroir » au niveau des passifs. Cette comptabilité miroir consiste à enregistrer dans un poste de Participation aux bénéfices différée les écarts de valorisation positive ou négative des actifs financiers qui les concernent, et permet ainsi de limiter les conséquences sur le bilan d'ouverture en normes internationales de ces sociétés.

1.2.7 Les provisions pour risques et charges (IAS 37)

Le groupe Crédit Agricole S.A. a identifié l'ensemble de ses obligations (juridiques ou implicites), résultant d'un évènement passé, dont il est probable qu'une sortie de ressources sera nécessaire pour les régler, dont l'échéance ou le montant sont incertains mais où ce dernier peut être estimé de manière fiable.

Au titre de ces obligations, le Groupe a constitué des provisions pour risques et charges qui couvrent notamment :

• les risques opérationnels ;

• les risques d'exécution des engagements par signature ;

• les litiges et garanties de passif ;

• les risques fiscaux ;

• les risques liés à l'épargne-logement.

Cette dernière provision est constituée, notamment, à partir des bases statistiques et historiques du Groupe, afin de couvrir le risque de déséquilibre du contrat épargne-logement, contrat dont les modalités de fonctionnement ont été fixées par les pouvoirs publics. Il inclut une phase préalable d'épargne et le cas échéant une phase de crédit dont les taux sont fixés et révisés par les pouvoirs publics, étant précisé que les excédents de ressources par rapport aux emplois doivent être obligatoirement affectés au financement de l'habitation. Dans ces conditions, cette provision permet d'assurer l'équilibre financier prospectif du contrat, en couvrant deux risques spécifiques :

L'engagement d'accorder des prêts à taux réduit à l'échéance de la phase d'épargne. Une provision éventuelle couvre les risques liés à cet engagement en réservant à chaque arrêté le surplus de marge complémentaire comptabilisée lors de la phase d'épargne destiné à couvrir les insuffisances de marge nette qui seront constatées pendant la phase crédit. Cette provision est reprise sur la durée de vie des crédits d'épargne-logement réalisés ;

L'encours de collecte excédentaire : une provision est constituée lorsqu'il est constaté une insuffisance de marges futures, c'est-à-dire lorsqu'il existe une différence défavorable entre le rendement net des prêts de marché à l'habitat et le coût de l'épargne.

privilégié une documentation de ces relations de couverture sur la base d'une position brute d'instruments dérivés.

La justification de l'efficacité des relations de macrocouverture se fait par le biais d'échéanciers établis en encours moyen. Par ailleurs, la mesure de l'efficacité des relations de couverture doit se faire au travers de tests prospectifs et rétrospectifs.

Suivant qu'une relation de macrocouverture de flux de trésorerie ou de juste valeur a été documentée, l'enregistrement comptable de la réévaluation du dérivé se fait selon les mêmes principes que ceux décrits précédemment dans le cadre de la microcouverture. Toutefois, le groupe Crédit Agricole S.A. privilégie pour les relations de macrocouverture, une documentation de couverture en juste valeur telle que permise par la norme IAS 39 adoptée de façon partielle par l'Union européenne (version dite « carve out »).

Dérivés incorporés :

Un dérivé incorporé est la composante d'un contrat hybride qui répond à la définition d'un produit dérivé. Le dérivé incorporé doit être comptabilisé séparément du contrat hôte si les 3 conditions suivantes sont remplies :

• le contrat hybride n'est pas évalué à la juste valeur par résultat ;

• séparé du contrat hôte, l'élément incorporé possède les caractéristiques d'un dérivé ;

• les caractéristiques du dérivé ne sont pas étroitement liées à celle du contrat hôte.

1.2.4.6 Prise en compte des marges à l'origine sur les instruments financiers structurés

Selon la norme IAS 39, la constatation dès l'origine en résultat des marges sur les produits structurés et sur les instruments financiers complexes n'est possible qu'à la condition que ces instruments financiers puissent être évalués de manière fiable dès leur initiation. Cette condition est respectée lorsque ces instruments sont évalués en fonction de cours constatés sur un marché actif, ou en fonction de modèles internes « standards » utilisant des données de marché « observables ». Dans le cas contraire, ces marges sont constatées au bilan et reprises en résultat par étalement. Lorsque les données de marché deviennent « observables » et que les modèles deviennent « standards », la marge restant à étaler est immédiatement reconnue en résultat.

Le groupe Crédit Agricole S.A. a décidé d'appliquer rétroactivement ces dispositions en retraitant de façon rétroactive tous les contrats en stock au 1er janvier 2005.

1.2.4.7 Garanties financières et engagements de financement

Les garanties financières répondent à la définition d'un contrat d'assurance lorsqu'elles prévoient des paiements spécifiques à effectuer pour rembourser son titulaire d'une perte qu'il encourt en raison de la défaillance d'un débiteur spécifié à effectuer un paiement à l'échéance en vertu d'un instrument de dette.

Ces garanties financières, dépendant d'IFRS 4, restent évaluées en normes françaises conformément aux normes internationales, en attendant un complément normatif qui devrait parfaire le dispositif actuel. Ces garanties font donc l'objet d'une provision au passif en cas de sortie de ressource probable.

En revanche, les contrats de garanties financières qui prévoient des paiements en réponse aux variations d'une variable financière (prix, notation ou indice de crédit...) ou d'une variable non financière, à condition que dans ce cas que la variable ne soit pas spécifique à une des parties au contrat, entrent dans le champ d'application d'IAS 39. Ces garanties sont traitées comme des instruments dérivés.

Les engagements de financement qui ne sont pas considérés comme des instruments dérivés au sens de la norme IAS 39 ne figurent pas au bilan. Ils font toutefois l'objet de provisions conformément aux dispositions de la norme IAS 37.

1.2.5 <u>Les impôts différés</u> (IAS 12)

Cette norme impose la comptabilisation d'impôts différés sur l'ensemble des différences temporaires observées entre la valeur comptable d'un actif ou d'un passif et sa base fiscale.

1.2.4.3 Les passifs financiers

La norme IAS 39 adoptée par l'Union européenne (« carve out ») reconnaît deux catégories de passifs financiers :

- les passifs financiers évalués par nature en juste valeur en contrepartie du compte de résultat. Les variations de juste valeur de ce portefeuille impactent le résultat aux arrêtés comptables ;
- les autres passifs financiers : cette catégorie regroupe tous les autres passifs financiers. Ce portefeuille est enregistré en juste valeur à l'origine (produits et coûts de transaction inclus) puis est comptabilisé ultérieurement au coût amorti selon la méthode du taux d'intérêt effectif.

1.2.4.4 Les produits de collecte

Compte tenu des caractéristiques des produits de collecte dans le groupe Crédit Agricole S.A., ils sont comptabilisés dans la catégorie des « Autres passifs ».

L'évaluation initiale est donc faite à la juste valeur, l'évaluation ultérieure au coût amorti.

Les produits d'épargne réglementée sont par définition à taux de marché.

1.2.4.5 Les instruments dérivés

Les instruments dérivés sont des actifs ou des passifs financiers et sont enregistrés au bilan pour leur juste valeur à l'origine de l'opération. À chaque arrêté comptable, ces dérivés sont évalués à leur juste valeur qu'ils soient détenus à des fins de transaction ou qu'ils entrent dans une relation de couverture.

La contrepartie de la réévaluation des dérivés au bilan est un compte de résultat (sauf dans le cas particulier de la relation de couverture de flux de trésorerie).

La comptabilité de couverture :

La couverture de juste valeur a pour objet de réduire le risque de variation de juste valeur d'un instrument financier.

La couverture de flux de trésorerie a pour objet de réduire le risque inhérent à la variabilité des flux de trésorerie futurs sur des instruments financiers.

Dans le cadre d'une intention de gestion de microcouverture, les conditions suivantes doivent être respectées afin de bénéficier de la comptabilité de couverture :

- éligibilité de l'instrument de couverture et de l'instrument couvert ;
- documentation formalisée dès l'origine, incluant notamment la désignation individuelle et les caractéristiques de l'élément couvert, de l'instrument de couverture, la nature de la relation de couverture et la nature du risque couvert ;
- démonstration de l'efficacité de la couverture, à l'origine et rétrospectivement.

L'enregistrement comptable de la réévaluation du dérivé se fait de la façon suivante :

- couverture de juste valeur : la réévaluation du dérivé est inscrite en résultat symétriquement à la réévaluation de l'élément couvert à hauteur du risque couvert et il n'apparaît, en net en résultat, que l'éventuelle inefficacité de la couverture ;
- couverture de flux de trésorerie : la réévaluation du dérivé est portée au bilan en contrepartie d'un compte spécifique de capitaux propres recyclables et la partie inefficace de la couverture est, le cas échéant, enregistrée en résultat. Les intérêts courus du dérivé sont enregistrés en résultat symétriquement aux opérations couvertes.

Dans le cadre d'une intention de gestion de macrocouverture (c'est-à-dire la couverture d'un groupe d'actifs ou de passifs présentant la même exposition aux risques désignée comme étant couverte), le Groupe a

- les créances dépréciées sur base collective : il s'agit des créances non dépréciées sur base individuelle, pour lesquelles la dépréciation est déterminée par ensemble homogène de créances dont les caractéristiques de risque de crédit sont similaires.

Parmi les créances dépréciées sur base individuelle, le groupe Crédit Agricole S.A. distingue les créances douteuses, elles-mêmes réparties en créances douteuses compromises et non compromises.

Créances douteuses :

Ce sont les créances de toute nature, même assorties de garanties, présentant un risque de crédit avéré correspondant à l'une des situations suivantes :

- lorsqu'il existe un ou plusieurs impayés depuis trois mois au moins (six mois pour les créances sur des acquéreurs de logements et sur des preneurs de crédit-bail immobilier, neuf mois pour les créances sur les collectivités locales), compte tenu des caractéristiques particulières de ces crédits ;
- lorsque la situation d'une contrepartie présente des caractéristiques telles qu'indépendamment de l'existence de tout impayé on peut conclure à l'existence d'un risque avéré ;
- s'il existe des procédures contentieuses entre l'établissement et sa contrepartie.

Le classement pour une contrepartie donnée des encours en encours douteux entraîne par « contagion » un classement identique de la totalité de l'encours et des engagements relatifs à cette contrepartie, nonobstant l'existence de garantie ou caution.

Parmi les encours douteux, le groupe Crédit Agricole S.A. distingue les encours douteux compromis des encours douteux non compromis :

Créances douteuses non compromises :

Les créances douteuses non compromises sont les créances douteuses qui ne répondent pas à la définition des créances douteuses compromises.

Créances douteuses compromises :

Ce sont les créances pour lesquelles les conditions de solvabilité de la contrepartie sont telles qu'après une durée raisonnable de classement en encours douteux, aucun reclassement en encours sain n'est prévisible. En tout état de cause, l'identification en encours douteux compromis intervient au plus tard un an après la classification des créances concernées en encours douteux.

Ainsi, par référence au règlement CRC n° 2002-03 et à l'avis n° 2003-G du Comité d'urgence du CNC, les créances douteuses compromises sont :

- les créances déchues du terme ; ou
- les créances restructurées qui, après un retour en encours sains, présentent au moins un impayé ; ou
- les créances qui sont qualifiées de douteuses depuis plus d'un an, qui présentent au moins un impayé et qui ne sont pas couvertes par des garanties suffisantes permettant leur recouvrement.

Intérêts pris en charge par l'État (IAS 20):

Dans le cadre de mesures d'aides au secteur agricole et rural, ainsi qu'à l'acquisition de logement, certaines entités du groupe Crédit Agricole S.A. accordent des prêts à taux réduits, fixés par l'État. En conséquence, ces entités perçoivent de l'État une bonification représentative du différentiel de taux existant entre le taux accordé à la clientèle et un taux de référence prédéfini.

Les modalités de ce mécanisme de compensation sont réexaminées périodiquement par l'État.

Les bonifications perçues de l'État sont enregistrées sous la rubrique « Intérêts et produits assimilés » et réparties sur la durée de vie des prêts correspondants, conformément à la norme IAS 20.

1.2.4.1.4 Distinction dettes/capitaux propres (IAS 32)

Un instrument de dette ou un passif financier constitue une obligation contractuelle :

- de remettre des liquidités ou un autre actif financier ;
- d'échanger des instruments dans des conditions potentiellement défavorables.

Un instrument de capitaux propres est un contrat mettant en évidence un intérêt résiduel dans une entreprise après déduction de toutes ses dettes (actif net).

En application de ces définitions, les parts sociales émises par les Caisses régionales et des Caisses locales sont considérées comme des capitaux propres au sens de l'IAS 32 et de l'interprétation IFRIC 2, et traitées comme telles dans les comptes consolidés du Groupe.

1.2.4.1.5 Rachat d'actions propres

Les actions propres rachetées par le groupe Crédit Agricole S.A., y compris les actions détenues en couverture des plans de stock-options, ne rentrent pas dans la définition d'un actif financier et sont comptabilisées en déduction des capitaux propres. Elles ne génèrent aucun impact sur le compte de résultat.

1.2.4.2 L'activité crédit

Les crédits sont affectés principalement à la catégorie « Prêts et créances ». Ainsi, conformément à la norme IAS 39, ils sont évalués à l'initiation à la juste valeur, et ultérieurement au coût amorti selon la méthode du taux d'intérêt effectif. Le taux d'intérêt effectif est le taux qui actualise exactement les flux de trésorerie à l'encours net d'origine. Ce taux inclut l'intégralité des commissions payées ou reçues entre les parties au contrat, les coûts de transaction et toutes les autres primes positives ou négatives.

Les prêts subordonnés, de même que les opérations de pension (matérialisées par des titres ou des valeurs), sont intégrés dans les différentes rubriques de créances, en fonction de la nature de la contrepartie.

Les intérêts courus sur les créances sont portés en compte de créances rattachées en contrepartie du compte de résultat.

Les avances accordées par Crédit Agricole S.A. aux Caisses régionales ne présentent pas pour Crédit Agricole S.A. un risque direct sur les bénéficiaires des prêts primaires distribués par les Caisses régionales, mais éventuellement un risque indirect sur la solidité financière de celles-ci. À ce titre, Crédit Agricole S.A. n'a pas constitué de provision sur les avances aux Caisses régionales.

En complément aux éléments d'information requis par les normes IAS, le groupe Crédit Agricole a maintenu les informations antérieurement requises par le règlement CRC 2002-03, applicable aux comptes individuels.

Ainsi, le groupe Crédit Agricole distingue, parmi ses créances dépréciées au sens des normes internationales, les créances douteuses compromises, les créances douteuses non compromises et les créances restructurées pour cause de défaillance du client.

Créances dépréciées :

Conformément à la norme IAS 39, les créances affectées en « prêts et créances » sont dépréciées lorsqu'elles présentent un ou plusieurs événements de perte intervenus après la réalisation de ces créances. Les créances ainsi identifiées font l'objet d'une dépréciation sur base individuelle ou sur base collective. Les dépréciations sont constituées à hauteur de la perte encourue, égale à la différence entre la valeur comptable des prêts (coût amorti) et la somme des flux futurs estimés, actualisés au taux effectif d'origine. Les dépréciations sont enregistrées sous forme de provisions ou de décotes sur prêts restructurés pour cause de défaillance du client.

On distingue ainsi :

- les créances dépréciées sur base individuelle : il s'agit des créances douteuses assorties de provisions et des créances restructurées pour cause de défaillance du client assorties de décotes ;

En cas de signes objectifs de dépréciation, une provision doit être constatée pour la différence entre la valeur comptable et la valeur de recouvrement estimée en valeur actuelle.

1.2.4.1.1.4 Actifs financiers disponibles à la vente

La catégorie « Disponibles à la vente » est définie par la norme IAS 39 comme la catégorie par défaut.

Selon les dispositions de la norme IAS 39, les principes de comptabilisation des titres classés en « Disponibles à la vente » sont les suivants :

- les titres disponibles à la vente sont initialement comptabilisés pour leur prix d'acquisition, frais de transaction directement attribuables à l'acquisition et coupons courus inclus ;
- les variations de juste valeur sont enregistrées en capitaux propres recyclables. En cas de cession, ces variations sont extournées et constatées en résultat. L'amortissement dans le temps de l'éventuelle surcote/décote des titres à revenu fixe est comptabilisée en résultat selon la méthode du taux d'intérêt effectif ;
- en cas de signe objectif de dépréciation, significative ou durable pour les titres de capitaux propres, et matérialisée par la survenance d'un risque de crédit pour les titres de dettes, la moins-value latente comptabilisée en capitaux propres est extournée et comptabilisée dans le résultat de l'exercice. En cas d'amélioration ultérieure, cette dépréciation fait l'objet d'une reprise par résultat pour les instruments de dette mais pas pour les instruments de capitaux propres. En revanche, pour ces derniers, la variation de juste valeur positive en cas de reprise est comptabilisée dans un compte de capitaux propres recyclables.

1.2.4.1.2 Évaluation des titres

La juste valeur est la méthode d'évaluation retenue pour l'ensemble des instruments financiers classés dans les catégories « Actifs financiers à la juste valeur par résultat » ou « Disponible à la vente ».

Les prix cotés sur un marché actif constituent la méthode d'évaluation de base. À défaut, le groupe Crédit Agricole S.A. utilise des techniques de valorisation reconnues en se référant notamment à des transactions récentes.

Lorsqu'il n'y a pas de prix coté pour un titre de capitaux propres et qu'il n'existe pas de technique de valorisation reconnue, le groupe Crédit Agricole S.A. retient des techniques reposant sur des indications objectives et vérifiables telles que la détermination de l'actif net réévalué ou toute autre méthode de valorisation des titres de capitaux propres.

Si aucune technique ne peut donner satisfaction, ou si les diverses techniques utilisées donnent des estimations trop divergentes, le titre reste évalué au coût et est maintenu dans la catégorie « Titres disponibles à la vente ». Toutefois, une information est fournie en annexe.

1.2.4.1.3 Dépréciation

Une dépréciation est constatée en cas de signes objectifs de dépréciation des actifs autres que ceux classés en transaction.

Elle est matérialisée par une baisse durable ou significative de la valeur du titre pour les titres de capitaux propres, ou par l'apparition d'une dégradation significative du risque de crédit matérialisée par un risque de non-recouvrement pour les titres de dette.

Sauf exception, le groupe Crédit Agricole S.A. considère qu'une baisse significative ou durable est présumée lorsque l'instrument de capitaux propres a perdu 30% au moins de sa valeur sur une période de 6 mois consécutifs.

Ce critère de baisse significative et durable de la valeur du titre est une condition nécessaire mais non suffisante pour justifier l'enregistrement d'une provision. Cette dernière n'est constituée que dans la mesure où la dépréciation se traduira par une perte probable de tout ou partie du montant investi.

out »). Il est précisé que le groupe Crédit Agricole n'utilise pas l'option de juste valeur sur ses passifs financiers.

1.2.4.1 Les titres

1.2.4.1.1 Classification des titres à l'actif

Ceux-ci sont classés selon les quatre catégories d'actifs applicables aux titres définis par la norme IAS 39 :

- actifs financiers à la juste valeur par résultat par nature ou sur option ;
- actifs financiers disponibles à la vente ;
- placements détenus jusqu'à l'échéance ;
- prêts et créances.

1.2.4.1.1.1 Actifs financiers à la juste valeur par résultat/affectation par nature ou sur option

Selon la norme IAS 39, les actifs ou passifs financiers à la juste valeur par résultat sont des actifs ou passifs acquis ou générés par l'entreprise principalement dans l'objectif de réaliser un bénéfice lié à des fluctuations de prix à court terme ou à une marge d'arbitragiste.

Selon la norme IAS 39, ce portefeuille comprend les titres dont le classement en actif financier à la juste valeur par résultat résulte, soit d'une réelle intention de transaction – affectation par nature, soit d'une option prise par Crédit Agricole S.A. Cette dernière façon de procéder permet de ne pas comptabiliser et évaluer séparément des dérivés incorporés à des instruments hybrides.

Les titres classés en actifs financiers à la juste valeur par résultat sont initialement comptabilisés à la juste valeur, hors coûts de transaction directement attribuables à l'acquisition (qui sont passés directement en résultat) et coupons courus inclus. Ils sont évalués à leur juste valeur et les variations de juste valeur sont comptabilisées en résultat. Cette catégorie de titres ne fait pas l'objet de provisions pour dépréciation.

1.2.4.1.1.2 Placements détenus jusqu'à l'échéance

La catégorie « Placements détenus jusqu'à l'échéance » (éligibles aux titres à maturité définie) est ouverte aux titres à revenu fixe ou déterminable que le Groupe a l'intention et la capacité de conserver jusqu'à leur échéance, autres que :

- ceux que le Groupe a désigné lors de leur comptabilisation initiale comme des actifs évalués en juste valeur en contrepartie du résultat ;
- ceux que le Groupe a désigné comme des actifs disponibles à la vente ;
- ceux qui répondent à la définition des prêts et créances. Ainsi, les titres de dettes non cotés sur un marché actif ne peuvent pas être classés dans la catégorie des placements détenus jusqu'à l'échéance.

La couverture du risque de taux de ces titres n'est pas autorisée.

Les titres détenus jusqu'à l'échéance sont initialement comptabilisés pour leur prix d'acquisition, frais de transaction directement attribuables à l'acquisition et coupons courus inclus. Ces titres sont comptabilisés ultérieurement selon la méthode du coût amorti au taux d'intérêt effectif.

En cas de signe objectif de dépréciation, une provision est constatée pour la différence entre la valeur comptable et la valeur de recouvrement estimée. En cas d'amélioration ultérieure, la provision excédentaire est reprise.

1.2.4.1.1.3 Titres du portefeuille « Prêts et créances »

La catégorie « Prêts et créances » enregistre les actifs financiers non cotés à revenus fixes ou déterminables.

Les titres sont comptabilisés au coût amorti selon la méthode du taux d'intérêt effectif corrigé d'éventuelles provisions pour dépréciation.

Une provision destinée à couvrir le coût des congés de fin de carrière figure sous la même rubrique « Provisions pour risques et charges ». Cette provision couvre le coût supplémentaire actualisé des différents accords de départ anticipés signés par les entités du groupe Crédit Agricole S.A. qui permettent à leurs salariés ayant l'âge requis de bénéficier d'une dispense d'activité.

Enfin, les engagements de retraite complémentaires, qui génèrent des obligations pour les sociétés concernées, font l'objet de provisions déterminées à partir de la dette actuarielle représentative de ces engagements. Les provisions figurent également au passif du bilan en « Provisions pour risques et charges ».

Conformément à la norme IAS 19, ces engagements sont évalués en fonction d'un ensemble d'hypothèses actuarielles, financières et démographiques, et selon la méthode dite des Unités de Crédit Projetées. Cette méthode consiste à affecter, à chaque année d'activité du salarié, une charge correspondant aux droits acquis sur l'exercice. Le calcul de cette charge est réalisé sur la base de la prestation future actualisée.

Le groupe Crédit Agricole S.A. n'applique pas la méthode optionnelle du corridor et impute les écarts actuariels constatés en résultat. Par conséquent, le montant de la provision est égal à :

- la valeur actuelle de l'obligation au titre des prestations définies à la date de clôture, calculée selon la méthode actuarielle préconisée par la norme IAS 19 ;
- diminuée, le cas échéant, de la juste valeur des actifs alloués à la couverture de ces engagements. Ceux-ci peuvent être représentés par une police d'assurance éligible. Dans le cas où l'obligation est totalement couverte par une telle police, la juste valeur de cette dernière est considérée comme étant celle de l'obligation correspondante, (soit le montant de la dette actuarielle correspondante).

1.2.2.2 Plans de retraite – Régimes à cotisations définies

Il existe divers régimes de retraite obligatoires auxquels cotisent les sociétés « employeurs ». Les fonds sont gérés par des organismes indépendants et les sociétés cotisantes n'ont aucune obligation, juridique ou implicite, de payer des cotisations supplémentaires si les fonds n'ont pas suffisamment d'actifs pour servir tous les avantages correspondant aux services rendus par le personnel pendant l'exercice et les exercices antérieurs. Par conséquent, les sociétés du groupe Crédit Agricole S.A. n'ont pas de passif à ce titre autre que les cotisations à payer.

1.2.3 Les paiements fondés sur les actions (IFRS 2)

La norme IFRS 2 « Paiements en actions et assimilés » impose l'évaluation des transactions rémunérées par paiements en actions et assimilées dans les résultats et au bilan de l'entreprise. Cette norme, qui s'applique aux plans accordés après le 07/11/2002 et dont les droits ne sont pas encore acquis au 01/01/2005, concerne deux cas de figure :

- les transactions dont le paiement est fondé sur les actions et qui sont réglées en instruments de capitaux propres ;
- les transactions dont le paiement est fondé sur des actions et qui sont réglées en trésorerie.

Les plans de paiements fondés sur des actions initiés par le groupe Crédit Agricole S.A. éligibles à la norme IFRS 2 sont uniquement du type de ceux dont le dénouement est réalisé par attribution d'instruments de capitaux propres.

Les options octroyées sont évaluées à la juste valeur selon le modèle Black & Scholes. Celles-ci sont comptabilisées en charges dans la rubrique « frais de personnel » en contrepartie d'un compte de capitaux propres au fur et à mesure sur la période d'acquisition des droits, soit 4 ans.

1.2.4 Les instruments financiers (IAS 32 ET 39)

Les actifs et passifs financiers sont traités dans les états financiers semestriels 2005 selon les dispositions de la norme IAS 39 telle qu'adoptée par la Commission européenne le 19 novembre 2004 (version dite « carve

Les immeubles et le matériel d'équipement sont comptabilisés à leur coût d'acquisition diminué des amortissements ou des provisions pour dépréciation constitués depuis leur mise en service.

Les logiciels acquis sont comptabilisés à leur coût d'acquisition diminué des amortissements ou des provisions pour dépréciation constitués depuis leur date d'acquisition.

Les logiciels créés sont comptabilisés à leur coût de production diminué des amortissements ou des provisions pour dépréciation constitués depuis leur date d'achèvement.

Les immobilisations sont amorties en fonction de leurs durées estimées d'utilisation.

Les composants et durées d'amortissement suivants ont été retenus par le groupe Crédit Agricole S.A. suite à l'application de la comptabilisation des immobilisations par composants. Il convient de préciser que ces durées d'amortissement sont adaptées à la nature de la construction et à sa localisation :

Composant	Durée d'amortissement
Foncier	Non amortissable
Gros œuvre	30 à 80 ans
Second œuvre	8 à 40 ans
Installations techniques	5 à 25 ans
Agencements	5 à 15 ans
Matériel informatique	4 à 7 ans
Matériel spécialisé	4 à 5 ans

Les amortissements dérogatoires, qui correspondent à des amortissements fiscaux et non à une dépréciation réelle de l'actif, sont annulés dans les comptes consolidés.

Les éléments dont dispose le groupe Crédit Agricole S.A. sur la valeur de ses immobilisations lui permettent de conclure que les tests de dépréciation ne conduiraient pas à la modification de la base amortissable existant à la date de clôture.

1.2.2 Les avantages au personnel (IAS 19)

Les avantages au personnel, selon la norme IAS 19, se regroupent en quatre catégories :

- les avantages à court terme, tels que les salaires, cotisations de sécurité sociale, les primes payables dans les douze mois de la clôture de l'exercice ;
- les avantages à long terme (médailles du travail, primes et rémunérations payables douze mois ou plus à la clôture de l'exercice ;
- les indemnités de fin de contrat de travail ;
- les avantages postérieurs à l'emploi, classés eux-mêmes en deux catégories décrites ci-après : les régimes à prestations définies et les régimes à cotisations définies.

1.2.2.1 Engagements en matière de retraite, de préretraite et d'indemnités de fin de carrière – Régimes à prestations définies

Le groupe Crédit Agricole S.A. provisionne ses engagements de retraite et avantages similaires relevant de la catégorie des régimes à prestations définies.

À ce titre, une provision destinée à couvrir les indemnités de départ à la retraite figure au passif du bilan en « Provisions pour risques et charges ». Cette provision est égale au montant correspondant aux engagements concernant les personnels du groupe Crédit Agricole S.A., présents à la clôture de l'exercice, relevant de la nouvelle convention collective du groupe Crédit Agricole S.A. entrée en vigueur le 1er janvier 2005.

NOTES ANNEXES AUX ÉTATS FINANCIERS

NOTE 1 Principes comptables

1.1 Règles spécifiques de première application (IFRS 1)

La norme IFRS 1 s'applique aux entités qui présentent pour la première fois leurs états financiers selon les nouvelles normes, ceux-ci devant être préparés en appliquant les principes comptables IFRS en vigueur à la date de clôture de l'exercice.

Par principe, les normes s'appliquent de façon rétrospective aux périodes précédentes et donc au bilan d'ouverture. Cependant, la norme IFRS 1 prévoit des exemptions facultatives ou obligatoires à ce principe d'application rétrospective.

Les choix retenus par le groupe Crédit Agricole S.A. concernant les exemptions facultatives sont les suivants :

• regroupements d'entreprises : le groupe Crédit Agricole S.A. conserve le traitement appliqué dans les comptes publiés conformément aux normes françaises aux regroupements d'entreprises antérieurs au 1er janvier 2004. Les goodwills résiduels à cette date ne sont plus amortis et font l'objet d'un test de dépréciation ;

• utilisation de la juste valeur et d'une réévaluation comme coût présumé au moment de la conversion : cette option peut s'appliquer à toute immobilisation corporelle, tout actif incorporel qui satisfait les critères de réévaluation, ou tout immeuble de placement évalué sur la base du coût.

Le groupe Crédit Agricole S.A. a choisi de ne pas réévaluer ses immobilisations ;

• avantages au personnel : l'option permettant la constatation immédiate des écarts actuariels n'a pas été retenue par le groupe Crédit Agricole S.A. ;

• écarts de conversion cumulés : Crédit Agricole S.A. a choisi de considérer qu'à la date de transition, le montant cumulé des écarts de conversion est nul pour toutes ses activités à l'étranger. En conséquence, seuls les écarts de conversion postérieurs à la date de transition, qui seront classés en capitaux propres conformément à la norme IAS 21, seront pris en compte dans la détermination du résultat de cession ultérieur des activités concernées ;

• instruments financiers hybrides : dans le cas d'émissions d'instruments financiers ayant à la fois une composante dette et une composante capitaux propres, une entité n'est pas obligée d'identifier séparément les valeurs d'origine des deux composants si la partie dette est nulle à la date de transition. Le groupe Crédit Agricole S.A. a retenu cette option.

Précisions sur les impacts qui modifient les capitaux propres à l'ouverture :

• toute correction de valeur qui aurait dû impacter le résultat dans l'hypothèse où les normes internationales se seraient appliquées antérieurement est enregistrée en capitaux propres dits non recyclables ;

• toute correction de valeur qui aurait dû impacter les capitaux propres dans l'hypothèse où les normes internationales se seraient appliquées antérieurement est enregistrée en capitaux propres dits recyclables. En effet, ceux-ci feront l'objet d'un ajustement lors des corrections de valeur ultérieure.

1.2. Principes et méthodes comptables

1.2.1 Le traitement des immobilisations (IAS 16, 36, 38, 40)

Le groupe Crédit Agricole S.A. applique la méthode de comptabilisation des actifs par composants à l'ensemble de ses immobilisations corporelles et incorporelles. Conformément aux dispositions de la norme IAS 16, la base amortissable tient compte de l'éventuelle valeur résiduelle des immobilisations.

Les terrains sont enregistrés à leur coût d'acquisition.

(en millions d'euros)	Capital et réserves liées			Réserves consolidées part du Groupe	Gains/pertes latents ou différés nets d'impôts			Résultat net part du Groupe	Total des capitaux propres part du Groupe	Capitaux propres part des minoritaires
	Capital	Primes et réserves	Élimination des titres auto-détenus		Liés aux écarts de conversion	Variation de juste valeur des actifs disponibles à la vente	Variation de juste valeur des dérivés de couverture			
Autres variations		**(25)**		**(25)**					**(25)**	**13**
Résultat au 30 juin 2005								**1 865**	**1 865**	**177**
Capitaux propres au 30 juin 2005	4 418	20 420	(619)	24 219	177	1 402	67	1 865	27 730	3 942

(1) *Le montant des capitaux propres au 01/01/05 (yc 32-39 et IFRS 4) communiqué lors de la présentation de la conversion aux Normes IAS/IFRS du 22 avril 2005 s'élevait à 26 603 millions d'euros. La différence par rapport au montant figurant dans ce tableau, soit - 493 millions d'euros correspond principalement aux impacts des sociétés cotées dans lesquelles le Groupe détient une participation minoritaire qui n'avaient pas encore rendu public les impacts de leur conversion soit - 290 millions d'euros, ainsi qu'à des ajustements sur le traitement des dérivés, le montant des provisions et des impôts différés.*

TABLEAU DE VARIATION DES CAPITAUX PROPRES

(en millions d'euros)	Capital et réserves liées			Réserves consolidées part du Groupe	Gains/pertes latents ou différés nets d'impôts			Résultat net part du Groupe	Total des capitaux propres part du Groupe	Capitaux propres part des minoritaires
	Capital	Primes et réserves	Élimination des titres auto-détenus		Liés aux écarts de conver-sion	Variation de juste valeur des actifs disponibles à la vente	Variation de juste valeur des dérivés de couverture			
Capitaux propres au 31 décembre 2003 Normes françaises	4 418	19 166	(13)	23 571					23 571	4 443
Changement de méthodes comptables		**(110)**		**(110)**					**(110)**	
Incidence de l'adoption des normes IFRS (hors 32 & 39)		**1 367**	**(254)**	**1 113**					**1 113**	**(179)**
Capitaux propres au 1er janvier 2004	4 418	20 423	(267)	24 574	0	0	0	0	24 574	4 264
Variation des titres auto-détenus			(291)	(291)					(291)	
Dividendes versés en 2004		(801)		(801)					(801)	(185)
Dividendes reçus des CR et filiales		106		106					106	
Effet des acquisitions/cessions sur les minoritaires									0	(351)
Quote-part dans les variations de capitaux propres des entreprises associées mises en équivalence		(5)		(5)					(5)	
Restructuration des lignes métiers du Groupe		(51)		(51)					(51)	31
Autres variations		(8)		(8)					(8)	(61)
Variation de l'écart de conversion					(53)				(53)	(140)
Résultat au 31 décembre 2004		2 724		2 724					2 724	300
Capitaux propres au 31 décembre 2004 (hors normes 32 & 39 et IFRS 4)	**4 418**	**22 388**	**(558)**	**26 248**	**(53)**	**0**	**0**	**0**	**26 195**	**3 858**
Incidence de l'adoption des normes IFRS (32,39 & IFRS 4)		**(1 271)**		**(1 271)**		**1 150**	**36**		**(85)**	**30**
Capitaux propres au 1er janvier 2005 (1)	**4 418**	**21 117**	**(558)**	**24 977**	**(53)**	**1 150**	**36**	**0**	**26 110**	**3 888**
Mouvements liés aux relations aux actionnaires										
- Variation des titres auto-détenus			(61)	(61)					(61)	
- Dividendes versés en 2005		(954)		(954)					(954)	(284)
- Dividendes reçus des CR et filiales		141		141					141	
Effet des acquisitions/cessions sur les minoritaires										**(64)**
Gains ou pertes latents sur le 1er semestre 2005										
- Variation de valeurs des titres disponibles à la vente						252			252	
- Couverture de flux de trésorerie							31		31	
Quote-part dans les variations de capitaux propres des entreprises associées mises en équivalence		**141**		**141**					**141**	
Variation de l'écart de conversion				**0**	**230**				**230**	**212**

PASSIF

(en millions d'euros)	Notes	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Caisse, banques centrales, CCP		800	504
Passifs financiers à la juste valeur par résultat par nature	14	287 678	
Instruments dérivés de couverture		10 044	
Dettes envers les établissements de crédit	15	99 989	142 469
Dettes envers la clientèle	16,16.1, 16.2	308 456	305 192
Dettes représentées par un titre	17	82 621	101 032
Écart de réévaluation des portefeuilles couverts en taux		3 645	
Passifs d'impôts		6 528	1 482
Comptes de régularisation et passifs divers		54 287	76 909
Provisions techniques des contrats d'assurance		153 181	135 580
Provisions pour risques et charges	18	4 092	5 595
Dettes subordonnées	17	20 203	18 470
Capitaux propres		31 672	30 053
- Capitaux propres part du Groupe		27 730	26 195
Capital et réserves liées		17 133	17 240
Réserves consolidées		7 086	6 231
Gains ou pertes latents ou différés		1 646	
Résultat de l'exercice		1 865	2 724
- Intérêts minoritaires		3 942	3 858
Total passif		**1 063 196**	**817 286**

BILANS CONSOLIDÉS aux 30 juin 2005 et 31 décembre 2004

ACTIF

(en millions d'euros)	Notes	30/06/2005	31/12/2004 (Hors 32-39 et IFRS 4)
Caisse, banques centrales, CCP		18 918	23 585
Actifs financiers à la juste valeur par résultat	3, 3.1, 3.2	349 496	
Instruments dérivés de couverture		9 542	
Actifs financiers disponibles à la vente	4	144 625	
Prêts et créances sur les établissements de crédit	5, 7, 8, 13	241 745	257 562
Prêts et créances sur la clientèle	6, 7, 8, 13	174 668	165 751
Portefeuilles titres	9		138 691
Écart de réévaluation des portefeuilles couverts en taux		5 619	
Actifs financiers détenus jusqu'à échéance		20 365	
Actifs d'impôts		6 432	2 103
Comptes de régularisation et actifs divers		57 860	60 711
Placements des entreprises d'assurance	30		138 559
Participations dans les entreprises mises en équivalence	10	14 530	13 926
Immeubles de placement		3 279	
Immobilisations corporelles	11	2 303	2 552
Immobilisations incorporelles	11	473	523
Écart d'acquisition	12	13 341	13 323
Total actif		**1 063 196**	**817 286**

ÉTATS FINANCIERS CONSOLIDÉS AU 30 JUIN 2005 SELON LES NORMES COMPTABLES IFRS ADOPTÉES PAR L'UNION EUROPÉENNE

COMPTES DE RÉSULTAT CONSOLIDÉS aux 30 juin 2005, 30 juin 2004 et 31 décembre 2004

(en millions d'euros)	Notes	30/06/2005	30/06/2004 (Hors 32-39 et IFRS 4)	31/12/2004 (Hors 32-39 et IFRS 4)
Intérêts et produits assimilés	20	17 627	11 170	23 984
Intérêts et charges assimilés	20	(14 719)	(9 349)	(21 031)
Commissions nettes	23	1 639	1 276	2 490
Gains ou pertes nets sur instruments financiers à la juste valeur par résultat	21	3 661		
Gains ou pertes nets sur actifs financiers disponibles à la vente	22	618		
Résultat sur opérations financières			2 033	4 567
Marge brute des sociétés d'assurance			1 205	2 410
Charges et produits des autres activités	24	(2 132)	(13)	1
Produit net bancaire		**6 694**	**6 322**	**12 421**
Charges générales d'exploitation		(4 242)	(4 081)	(8 242)
Dotations aux amortissements et provisions pour dépréciation des immobilisations incorporelles et corporelles		(221)	(252)	(509)
Résultat brut d'exploitation		**2 231**	**1 989**	**3 670**
Coût du risque	25	(261)	(269)	(465)
Résultat d'exploitation		**1 970**	**1 720**	**3 205**
Quote-part dans le résultat des sociétés mises en équivalence	10	738	585	1 158
Gains ou pertes sur autres actifs	26	21	53	87
Coûts liés au rapprochement	27	(144)	(171)	(551)
Variations de valeur des écarts d'acquisition		(2)	(9)	(55)
Résultat avant impôt		**2 583**	**2 178**	**3 844**
Impôt sur les bénéfices	28	(541)	(546)	(822)
Résultat net		**2 042**	**1 632**	**3 022**
Intérêts minoritaires		177	157	298
Résultat net part du Groupe	**29**	**1 865**	**1 475**	**2 724**
Résultat net annualisé par action		**2,583**	**2,028**	**1,877**

Pour faciliter la compréhension et l'analyse des données financières 2005, des données financières consolidées à normes constantes ont également été préparées : elles comprennent des données comparatives 2004 incorporant une simulation d'application des normes IAS 32 et 39 et IFRS 4. Aucuns travaux n'ont été réalisés par les Commissaires aux comptes sur les données comparatives 2004 ainsi établies.

Les données financières consolidées à normes constantes figurent à la suite des états financiers réglementaires.

ÉTATS FINANCIERS AU 30 JUIN 2005

PRÉAMBULE

- **Cadre réglementaire**

L'Union européenne a adopté le 19 juillet 2002 le règlement (CE n° 1606/2002) imposant aux entreprises européennes dont les titres sont admis à la négociation sur un marché réglementé, de produire des comptes consolidés selon le référentiel IFRS à partir de 2005.

Ce règlement a été complété, notamment par le règlement du 29 septembre 2003 (CE n° 1725/2003) portant application des normes comptables internationales, et par le règlement du 19 novembre 2004 (CE n° 2086/2004) permettant l'adoption de la norme 39 dans un format amendé.

L'ordonnance du Ministère des finances du 20 décembre 2004 (n° 2004/1382) permet aux entreprises d'opter pour le référentiel IAS pour établir leurs comptes consolidés à partir de 2005, même lorsqu'elles ne sont pas cotées. Cette option a été retenue pour l'ensemble des entités du groupe Crédit Agricole.

- **Transition aux normes internationales**

Dans le cadre de la préparation de la transition aux normes internationales, le groupe Crédit Agricole S.A. applique la recommandation émise par le Comité des régulateurs de valeurs mobilières (CESR) du 30 décembre 2003, et reprise par la recommandation AMF du 6 juillet 2004 sur la transition aux normes IFRS. Cette dernière recommandation formule les conditions dans lesquelles les sociétés soumises aux normes internationales communiquent leurs informations financières pendant la période de transition.

Conformément au règlement européen du 19 juillet 2002, l'obligation d'appliquer les normes IFRS ne porte que sur les comptes annuels des exercices ouverts à compter du 1er janvier 2005. En l'absence de dispositions réglementaires régissant les comptes intermédiaires, l'AMF, par un communiqué en date du 27 juin 2005, a précisé les conditions de publication des comptes semestriels 2005 et a rappelé que les sociétés avaient la possibilité :

- soit de publier les comptes intermédiaires en conformité totale avec IAS 34 ;
- soit de produire des comptes intermédiaires présentés selon les règles nationales mais préparés sur la base des règles de reconnaissance et d'évaluation des normes IFRS telles qu'elles sont applicables à la clôture de la période intermédiaire.

Les états financiers du groupe Crédit Agricole S.A. au 30 juin 2005 ont été établis par référence à cette seconde possibilité en maintenant le format de présentation défini par le règlement CRB 91.03 complété d'une information sur les flux de trésorerie relatifs aux opérations de structure financière (hors opérations courantes et de change).

- **Normes applicables et comparabilité**

Pour établir le bilan d'ouverture et les comptes semestriels de l'exercice 2005, les seules règles comptables publiées au journal officiel de l'Union européenne à la date d'arrêté ont été utilisées. Aussi sont-ils susceptibles d'être modifiés en cas de publication de compléments normatifs avant la date d'arrêté des comptes annuels 2005.

Du fait de la mise en œuvre réglementaire à compter du 1er janvier 2005 des normes IAS 32, 39 sur les instruments financiers et IFRS 4 sur les passifs d'assurance, les états financiers concernant l'exercice 2004 sont présentés sans intégrer les impacts de ces normes. En conséquence, les actifs et passifs relatifs à l'activité d'assurance et les instruments financiers sont comptabilisés et évalués selon les règles françaises telles que décrites dans les principes et méthodes comptables présentés dans les états financiers 2004. Dans ces conditions, les paragraphes 2.4 et 2.6 de la note 1 de l'annexe « Principes comptables » ne s'appliquent pas aux données relatives à l'exercice 2004.

- **Résultats consolidés du Groupe Crédit Agricole**

Le groupe Crédit Agricole enregistre sur le premier semestre 2005 un **résultat net part du Groupe** de 2 726 millions d'euros en hausse de 24,5% sur un an.

Cette progression résulte essentiellement d'une bonne dynamique commerciale de tous les métiers du Groupe qui explique la hausse **du produit net bancaire** de + 5,3% alors que les charges d'exploitation restent contenues, en augmentation de + 3,7%. Le **résultat brut d'exploitation** (4 608 millions d'euros) est en progrès de 8,1% par rapport au premier semestre 2004 et la charge du risque baisse de - 19,8% sur un an. Le résultat des sociétés mises en équivalence augmente de + 44,1%. Sur la période, les charges liées au rapprochement s'élèvent à 144 millions d'euros, en baisse de 20 millions d'euros.

Le montant total des capitaux propres part du Groupe s'établit au 30 juin 2005 à 47,0 milliards d'euros ; le ratio de solvabilité atteint 9,9%, dont 7,6% pour le Tier one.

Éléments financiers pour le Groupe Crédit Agricole

(en millions d'euros)	S1-04	S1-05	Δ S1/S1
Produit net bancaire	**12 004**	**12 637**	**+ 5,3%**
Charges d'exploitation	(7 740)	(8 029)	+ 3,7%
Résultat brut d'exploitation	**4 264**	**4 608**	**+ 8,1%**
Coût du risqué	(739)	(593)	(19,8%)
Sociétés mises en équivalence	202	291	+ 44,1%
Résultat net sur autres actifs	(28)	19	n.s.
Résultat courant avant impôts	**3 699**	**4 325**	**+ 16,9%**
Coûts liés au rapprochement	(164)	(144)	(12,2%)
Impôts	(1 201)	(1 293)	+ 7,7%
Résultat net	**2 334**	**2 888**	**+ 23,7%**
Résultat net part du Groupe	**2 189**	**2 726**	**+ 24,5%**

Les éléments présentés ci-dessus sont relatifs au groupe Crédit Agricole, constitué de l'ensemble des Caisses locales, des Caisses régionales, de Crédit Agricole S.A. et de leurs filiales.

Le **résultat** du pôle Banque de détail à l'étranger est essentiellement imputable au **résultat des sociétés mises en équivalence** qui s'élève à 230 millions d'euros, en hausse de 34,8% par rapport au premier semestre 2004. Banca Intesa, qui a réalisé un excellent semestre, est le principal contributeur à cette performance.

Le **résultat net** s'inscrit en hausse de + 29,2% à 240 millions d'euros, conduisant à un ROE du métier annualisé de 20,9%.

(en millions d'euros)	T2-05	Δ T2/T2*	Δ T2/T1	S1-05	Δ S1/S1*
Produit net bancaire	**88**	**+ 18,5%**	**+ 40,3%**	**152**	**+ 5,2%**
Charges d'exploitation	(76)	+ 32,1%	+ 45,0%	(129)	+ 14,1%
Résultat brut d'exploitation	**12**	**(27,5%)**	**+ 17,0%**	**23**	**(26,8%)**
Coût du risque	(10)	n.s.	n.s.	(13)	+ 12,5%
Sociétés mises en équivalence	107	+ 25,3%	(12,3%)	230	+ 34,8%
Résultat net sur autres actifs	3	n.s.	n.s.	-	-
Résultat courant avant impôts	**112**	**+ 13,8%**	**(12,4%)**	**240**	**+ 26,0%**
Impôts	1	n.s.	n.s.	-	n.s.
Résultat net	**113**	**+ 18,7%**	**(10,3%)**	**240**	**+ 29,2%**
Coefficient d'exploitation	**86,0%**	**+ 8,9 pts**	**+ 2,8 pts**	**84,8%**	**+ 6,6 pts**
Fonds propres alloués (Md €)				**2,4**	
ROE				**20,9%**	

* *Les données 2004 sont à périmètre et conventions comparables.*

Au deuxième trimestre 2005, le résultat net à hauteur de 113 millions d'euros marque une progression de + 18,7% par rapport à la même période de 2004.

7. Gestion pour compte propre et divers

La contribution du pôle Gestion pour compte propre et divers au résultat du Groupe avant coûts liés au rapprochement, négative de 217 millions d'euros au premier semestre 2004, passe à - 276 millions d'euros au premier semestre 2005, évolution imputable notamment à la hausse des coûts de financement en liaison avec la croissance externe du Groupe, ainsi qu'à une progression des charges liées aux passifs sociaux.

(en millions d'euros)	T2-05	Δ T2/T2*	Δ T2/T1	S1-05	Δ S1/S1*
Produit net bancaire	**8**	**(94,4%)**	**n.s.**	**(72)**	**X 3,9**
Charges d'exploitation	(221)	+ 43,7%	+ 16,1%	(412)	+ 41,2%
Résultat brut d'exploitation	**(213)**	**X 15,4**	**(21,1%)**	**(484)**	**+ 56,0%**
Coût du risque	(10)	(9,9%)	(9,1%)	(21)	(16,0%)
Sociétés mises en équivalence	1	n.s.	n.s.	(4)	n.s.
Résultat net sur autres actifs	13	n.s.	n.s.	18	n.s.
Résultat courant avant impôts	(209)	X 6,1	(25,5%)	(491)	+ 44,5%
Impôts	72	n.s.	(50,0%)	215	+ 74,8%
Résultat net avant coûts liés au rapprochement	**(138)**	**X 2,3**	**(0,2%)**	**(276)**	**+ 27,3%**

* *Les données 2004 sont à périmètre et conventions comparables.*

La banque de marché et d'investissement

(en millions d'euros)	T2-05	Δ T2/T2*	Δ T2/T1	S1-05	Δ S1/S1*
Produit net bancaire	**618**	**+ 23,6%**	**+ 1,3%**	**1 228**	**+ 15,3%**
Charges d'exploitation	(475)	+ 5,3%	(0,3%)	(951)	+ 5,4%
Résultat brut d'exploitation	**143**	**X 2,9**	**+ 7,3%**	**277**	**+ 69,9%**
Coût du risque	(5)	(18,3%)	n.s.	(4)	(50,0%)
Résultat net sur autres actifs	(2)	(33,3%)	n.s.	2	n.s.
Résultat courant avant impôts	**136**	**X 3,4**	**(1,4%)**	**275**	**+ 80,9%**
Impôts	(34)	X 2,6	(2,8%)	(70)	X 2,8
Résultat net avant coûts liés au rapprochement	**102**	**X 3,8**	**(1,0%)**	**205**	**+ 70,4%**
Coefficient d'exploitation	**76,8%**	**(13,4 pts)**	**(1,3 pt)**	**77,4%**	**(7,3 pts)**
ROE	**15,7%**			**16,0%**	

* *Les données 2004 sont à périmètre et conventions comparables.*

Au premier semestre 2005, les activités en banque de marché et d'investissement ont réalisé un **produit net bancaire** de 1 228 millions d'euros en hausse de + 15,3% par rapport au 1er semestre 2004 sous l'effet notamment de la poursuite du redressement des activités de dérivés actions, dont les revenus sont multipliés par 4 et des bonnes performances en titrisation. Avec des **charges** en hausse de + 5,4% liées au développement de l'activité et à la croissance organique, le **résultat brut d'exploitation** augmente vivement (+ 69,9%) à 277 millions d'euros.

Le **résultat net avant coûts liés au rapprochement** atteint 205 millions d'euros, en hausse de + 70,4% par rapport au 1er semestre 2004. Le ROE annualisé atteint 16,0%.

Au **second trimestre**, dans un environnement touché par la crise généralisée sur les marchés de crédits, le **produit net bancaire**, bénéficiant d'opérations non récurrentes, a résisté et marqué une hausse de + 23,6% par rapport au 2e trimestre 2004 et de + 1,3% par rapport au trimestre précédent. Avec des charges d'exploitation contenues (+ 5,3% par rapport au 2e trimestre 2004 et - 0,3% par rapport au 1er trimestre 2005), le **résultat brut d'exploitation** (143 millions d'euros) est multiplié par 2,9 par rapport au 2e trimestre 2004 et augmente de + 7,3% par rapport au trimestre précédent. Le résultat net avant coûts liés au rapprochement s'établit à 102 millions d'euros, niveau quasi stable (- 1,0%) par rapport au 1er trimestre mais plus de 3 fois supérieur à celui du 2e trimestre 2004.

6. Pôle Banque de détail à l'international

La banque de détail à l'international a redéfini et rationalisé son périmètre au cours du semestre pour faire face à son développement. Cette redéfinition a entraîné le transfert de certaines filiales (notamment BFCAG, Yémen, Égypte) vers d'autres pôles. Ce métier est désormais composé essentiellement, aux côtés des participations dans les banques européennes Intesa, BES et Emporiki, des entités africaines auparavant filiales du Crédit Lyonnais, dont la principale est le Crédit du Maroc.

Par ailleurs, poursuivant sa logique de développement, Crédit Agricole S.A. a acquis une participation majoritaire de 71% au capital de Meridian Bank, banque serbe, pour donner naissance à un leader des services financiers en Serbie. Meridian Bank A.D. jouera un rôle actif dans la banque de détail, en se concentrant particulièrement sur les particuliers et les PME, et développera les services aux entreprises. Elle aura également pour mission de pénétrer les marchés de l'assurance, du crédit-bail et du crédit à la consommation, par le biais d'entités spécialisées.

d'exploitation, à 435 millions d'euros, progresse de 55,8% et le coefficient d'exploitation s'améliore de 9,6 points à 61,2%.

Ces évolutions très favorables concernent à la fois la banque de financement et la banque de marchés et d'investissement.

La banque de financement

(en millions d'euros)	T2-05	Δ T2/T2*	Δ T2/T1	S1-05	Δ S1/S1*
Produit net bancaire	**501**	**+ 10,4%**	**+ 18,5%**	**924**	**+ 5,7%**
Charges d'exploitation	(210)	(6,3%)	+ 4,1%	(412)	(13,0%)
Résultat brut d'exploitation	**291**	**+ 26,6%**	**+ 31,6%**	**513**	**+ 27,8%**
Coût du risque	15	(71,0%)	+ 17,1%	28	+ 86,7%
Sociétés mises en équivalence	30	+ 54,6%	+ 35,7%	52	+ 43,1%
Résultat net sur autres actifs	1	n.s.	n.s.	1	n.s.
Résultat courant avant impôts	337	+ 20,3%	+ 31,6%	594	+ 37,0%
Impôts	(74)	+ 20,6%	+ 26,8%	(132)	+ 26,4%
Résultat net avant coûts liés au rapprochement	**264**	**+ 20,2%**	**+ 33,0%**	**462**	**+ 40,3%**
Coefficient d'exploitation	**41,9%**	**(7,5 pts)**	**(5,8 pts)**	**44,5%**	**(9,6 pts)**
ROE	**20,6%**			**18,0%**	

* *Les données 2004 sont à périmètre et conventions comparables.*

Sur le premier semestre 2005, la **banque de financement** enregistre **un résultat net** avant coûts liés au rapprochement de 462 millions d'euros en hausse de + 40,3% par rapport au 1er semestre 2004. Dans un environnement marqué par une faible demande et une érosion des marges, le produit net bancaire (924 millions d'euros) s'inscrit en hausse de + 5,7% (+ 7,5% à périmètre et change constants) bénéficiant de la croissance des activités à plus forte valeur ajoutée, notamment les financements structurés (+ 16,5% à périmètre et change constants). Les **charges d'exploitation** sont en très forte réduction (- 13%, soit - 11,9% à périmètre et change constants). En conséquence, **le résultat brut d'exploitation** croît de + 27,8% (+ 30,4% à périmètre et change constants) et **le coefficient d'exploitation** s'améliore de 9,6 points semestre sur semestre à 44,5%.

Le **coût du risque** est en reprise nette de 28 millions d'euros et **le résultat des sociétés mises en équivalence** (essentiellement imputable à la contribution de la banque Al Saudi Al Fransi) atteint 52 millions d'euros en hausse de + 43,1% sur la période.

Dans un contexte concurrentiel toujours vif, **le deuxième trimestre 2005** a enregistré une amélioration de la rentabilité des actifs (produit net bancaire/risques pondérés : 2,44% au T2-05 contre 2,25% au T1-05), illustrant le renforcement du positionnement de Calyon auprès de sa clientèle notamment dans le domaine des financements structurés et syndiqués. Le **produit net bancaire** est en forte croissance (+ 10,4% par rapport au T2-04 et + 18,5% par rapport au T1-05) et les charges d'exploitation sont en baisse de - 6,3% par rapport au 2e trimestre 2004.

Le **résultat brut d'exploitation** bénéficie de cet effet de ciseaux favorable et progresse de 26,6%. Le **coefficient d'exploitation** est ainsi ramené à 41,9% sur le trimestre, soit 7,5 points de mieux qu'au trimestre correspondant de 2004.

Après une reprise du coût du risque de 15 millions d'euros, et une contribution en hausse des sociétés mises en équivalence, le **résultat net avant coûts liés au rapprochement** atteint 264 millions d'euros (+ 20,2%).

L'activité du 2e trimestre a été particulièrement soutenue. Par rapport au même trimestre de 2004, le **produit net bancaire** croît de + 7,1%, **les charges d'exploitation** augmentent de + 2,9% et le résultat brut d'exploitation est hausse de + 11,1%. Le **résultat** avant coûts liés au rapprochement atteint 295 millions d'euros, en forte hausse (+ 25,9%) par rapport au 2e trimestre 2004.

5. Pôle Banque de financement et d'investissement

Depuis la création de Calyon il y a un an, les résultats de la banque de financement et d'investissement sont en progression constante. **Le résultat net** avant coûts liés au rapprochement est en hausse de 48,4% et la rentabilité du pôle (ROE de 17,4%) est supérieure à l'objectif de moyenne période : 15%. Ce semestre confirme la dynamique de génération des revenus amorcée au 4e trimestre 2004. Bénéficiant de l'effet de ciseaux favorable entre la forte hausse du **produit net bancaire** (+ 11%) et la réduction des **charges d'exploitation** (- 0,9%) reflétant la mise en œuvre des synergies liées au rapprochement, le **résultat brut d'exploitation** est en progression de 40,0% par rapport au 1er semestre 2004. En conséquence, le coefficient d'exploitation qui s'élève à 63,3% est en forte amélioration (- 7,6 points).

L'amélioration rapide des performances de la Banque de financement et d'investissement est en partie liée aux positions fortes et bien établies dans de nombreux métiers et sur lesquelles Calyon capitalise notamment en **financements structurés** (1er/2d arrangeur mandaté de financements de projet dans le monde), en **recherche actions** (1er en France sur les small et mid caps), sur les **marchés de capitaux** (2d pour les émissions de produits structurés de crédit en Asie) et en **banque d'investissement** (1er teneur de livre d'émissions d'actions en France et 1er teneur de livre d'introductions en bourse en France et en Europe).

Un an après la fusion effective, Calyon a fixé ses objectifs pour les 3 ans à venir : croissance de 1 milliard d'euros du produit net bancaire en 3 ans pour atteindre 4,7 milliards d'euros en 2007, améliorer son coefficient d'exploitation à 60% (contre 71% à la fin décembre 2004) et améliorer de manière durable sa rentabilité sur fonds propres sur moyenne période.

(en millions d'euros)	T2-05	Δ T2/T2*	Δ T2/T1	S1-05	Δ S1/S1*
Produit net bancaire	**1 119**	**+ 17,3%**	**+ 8,4%**	**2 152**	**+ 11,0%**
Charges d'exploitation	(684)	+ 1,4%	+ 1,0%	(1 362)	(0,9%)
Résultat brut d'exploitation	**435**	**+ 55,8%**	**+ 22,5%**	**790**	**+ 40,0%**
Coût du risque	10	(77,8%)	(26,1%)	24	X 3,4
Sociétés mises en équivalence	30	+ 54,6%	+ 35,7%	52	+ 43,1%
Résultat net sur autres actifs	(1)	n.s.	n.s.	3	n.s.
Résultat courant avant impôts	**474**	**+ 47,9%**	**+ 20,0%**	**869**	**+ 48,4%**
Impôts	(108)	+ 45,4%	+ 15,6%	(202)	+ 48,4%
Résultat net avant coûts liés au rapprochement	**366**	**+ 48,6%**	**+ 21,4%**	**667**	**+ 48,4%**
Coefficient d'exploitation	**61,2%**	**(9,6 pts)**	**(4,5 pts)**	**63,3%**	**(7,6 pts)**
Fonds propres alloués (Md €)	**x**	**x**	**x**	**7,7**	**v**
ROE				**17,4%**	

** Les données 2004 sont à périmètre et conventions comparables.*

Le **deuxième trimestre 2005** enregistre un **résultat net avant coûts liés au rapprochement** de 366 millions d'euros, en hausse de + 48,6% par rapport au 2e trimestre 2004. Cette amélioration est obtenue grâce à la forte hausse du produit net bancaire : + 17,3% et à des charges d'exploitation très bien contenues (+ 1,4%). Le résultat brut

milliards d'euros sur le premier semestre 2005 (à périmètre et méthode comparables). Cette hausse résulte d'un niveau élevé de collecte nette (près de 21 milliards d'euros sur le semestre dont 12 milliards d'euros pour le seul 2e trimestre) et d'un effet marché positif (20,7 milliards d'euros). Les souscriptions nouvelles sont largement concentrées sur les supports obligataires et la gestion alternative. Les filiales à l'international poursuivent leur dynamique de croissance avec une contribution à la collecte nette à hauteur de 38% sur le semestre. Sur le trimestre, la capacité d'innovation de CAAM a été marquée par le lancement de nouveaux fonds structurés (Protéin'2, Magnésium, Biathlon) et le développement du tracker lancé sur Euronext ETF CAC 40 Indexis.

La Banque privée a connu une bonne évolution de son activité au premier semestre 2005 avec une progression des encours de 5,2 milliards d'euros depuis le début de l'année. Le nouveau dispositif en France et à l'international commence à porter ses fruits, avec notamment une bonne performance de la BGPI et de la place de Monaco. À fin juin 2005, les encours gérés atteignent 73 milliards d'euros et se répartissent à hauteur de 60% pour l'international et 40% pour la France.

L'assurance-vie connaît un très bon niveau d'activité. Le chiffre d'affaires semestriel atteint 9,7 milliards d'euros et progresse de 12,8% par rapport au premier semestre 2004, en ligne avec les performances du marché. La collecte en unités de compte progresse de + 37% sur un an grâce notamment aux souscriptions enregistrées dans les fonds garantis. Les encours gérés atteignent 136,6 milliards d'euros, en croissance de 10,4% sur un an.

La croissance des activités d'assurances IARD est restée très marquée sur le semestre : le chiffre d'affaires est en hausse de 19,9% et la production affiche une croissance de 20,8% portée par les produits de santé et l'offre aux agriculteurs et professionnels.

(en millions d'euros)	T2-05	Δ T2/T2*	Δ T2/T1	S1-05	Δ S1/S1*
Produit net bancaire	**751**	**+ 7,1%**	**(3,3%)**	**1 529**	**+ 10,5%**
Charges d'exploitation	(350)	+ 2,9%	+ 3,7%	(688)	+ 4,0%
Résultat brut d'exploitation	**401**	**+ 11,1%**	**(8,7%)**	**841**	**+ 16,4%**
Coût du risque	4	n.s.	n.s.	4	n.s.
Sociétés mises en équivalence	4	n.s.	n.s.	13	n.s.
Résultat net sur autres actifs	(1)	n.s.	n.s.	(2)	n.s.
Résultat courant avant impôts	**407**	**+ 15,6%**	**(9,2%)**	**856**	**+ 19,8%**
Impôts	(112)	(4,8%)	(29,4%)	(272)	+ 14,6%
Résultat net avant coûts liés au rapprochement	**295**	**+ 25,9%**	**+ 1,9%**	**584**	**+ 22,4%**
Coefficient d'exploitation	**46,6%**	**(0,8 pt)**	**+ 3,2 pts**	**45,0%**	**(2,2 pts)**
Fonds propres alloués (Md €)	**x**	**x**	**x**	**5,8**	**x**
ROE	**x**	**x**	**x**	**20,2%**	**x**

* *Les données 2004 sont à périmètre et conventions comparables.*

Par rapport au 1er semestre 2004, **le résultat brut d'exploitation** du pôle progresse de + 16,4% grâce à la forte croissance du produit net bancaire qui atteint 1 529 millions d'euros (soit + 10,5% sur un an) conjugué à une moindre progression des charges (+ 4,0%).

Le résultat net du pôle avant coûts liés au rapprochement atteint 584 millions d'euros en hausse de + 22,4% par rapport au résultat du premier semestre 2004, et le ROE s'établit à 20,2%.

(en millions d'euros)	T2-05	Δ T2/T2*	Δ T2/T1	S1-05	Δ S1/S1*
Coefficient d'exploitation	**51,9%**	**+ 0,5 pt**	**(1,8 pt)**	**52,8%**	**+ 0,4 pt**
Fonds propres alloués (Md €)				**2,1**	
ROE				**23,7%**	

* *Les données 2004 sont à périmètre et conventions comparables.*

Sur l'ensemble du pôle, **le produit net bancaire** enregistre une progression de + 5,9% par rapport au premier semestre 2004, à 1 197 millions d'euros. Avec une augmentation des charges (+ 6,8%) liées au développement des activités internationales sur le crédit à la consommation, **le résultat brut d'exploitation** croît de + 5,0% sur la période, pour atteindre 565 millions d'euros.

Le **coût du risque** reste bien maîtrisé (- 3,2%). Le **résultat net avant coûts liés au rapprochement** s'établit à 255 millions d'euros, soit + 15,6% par rapport à la période comparable de 2004. Le ROE annualisé atteint 23,7%.

Au deuxième trimestre 2005, le résultat brut d'exploitation atteint 286 millions d'euros, niveau quasi stable (- 0,4%) par rapport au 2e trimestre de 2004. L'évolution **du produit net bancaire** du pôle (+ 0,7%) est impactée par une moindre progression des revenus du crédit-bail, dont l'organisation est en cours de consolidation. Les charges augmentent de + 1,8% en liaison avec la forte croissance des activités à l'international. Le coût du risque baisse de 1,3% par rapport au 2e trimestre de 2004. **Le résultat net avant coûts liés au rapprochement** s'affiche en baisse par rapport au 2e trimestre de 2004 mais en hausse de + 2,1% par rapport au trimestre précédent.

4. Pôle Gestion d'actifs, assurances et banque privée

Les métiers de gestion d'actifs et d'assurances enregistrent à nouveau d'excellents résultats et accélèrent leur développement en cherchant à construire des positions de premier plan sur leurs domaines d'activités :

- **signature fin mai 2005 d'un accord avec Banca Intesa** portant sur la prise de contrôle à 65% de l'ensemble formé par le rapprochement de Nextra Investment Management et de Crédit Agricole Asset Management sgr avec un accord de distribution pour 12 ans. Cette opération permet au Crédit Agricole de devenir l'un des cinq plus importants gestionnaires d'actifs en Europe et le seul acteur à disposer de positions fortes en Italie et en France ;
- **mise en commun des savoir-faire de CAAM** et de Calyon dans le domaine des produits structurés et comptes gérés pour créer CASAM, société du pôle de gestion d'actifs, qui est déjà opérationnelle (création le 1er septembre) ;
- **création de CACEIS**, Crédit Agricole-Caisse d'Épargne Investor Services, le 31 août 2005, structure spécialisée dans les services financiers aux institutionnels et aux grandes entreprises. CACEIS constitue un acteur de premier rang en France et en Europe où il dispose d'une base élargie (Paris, Luxembourg, Madrid, Bruxelles, Dublin et Amsterdam) ;
- **en banque privée, fusion de CAI Luxembourg et CL Luxembourg** pour donner naissance à Crédit Agricole Luxembourg. Cet ensemble est un des acteurs majeurs de la place avec plus de 10 milliards d'euros d'actifs gérés ;
- **en assurance IARD**, prise de participation de 40% dans AF IARD.

Les actifs gérés au sein du pôle ont connu une très forte croissance : ils atteignent 461,5 milliards d'euros (hors doubles comptes) à la fin du premier semestre 2005 (+ 15,0% sur un an). Cette évolution reflète le dynamisme de la collecte en gestion d'actifs et en assurance-vie et la reprise des marchés.

En **gestion d'actifs**, la progression des encours est particulièrement soutenue (+ 15,8% hors apports intra-Groupe) et au 30 juin 2005, les encours s'élèvent à 395,8 milliards d'euros, soit une progression de 41,5

3. Pôle Services financiers spécialisés

L'activité des Services financiers spécialisés est toujours marquée par le fort développement des activités de crédit à la consommation à l'international et par la poursuite d'acquisitions ciblées en renforcement ou en complément du dispositif existant.

Le pôle de **crédit à la consommation** a poursuivi son expansion par croissance externe avec :

- la finalisation de la prise de contrôle de Credilar au Portugal, société spécialisée en équipement de la maison, filiale de la banque portugaise Millennium BCP. Les activités de Credilar seront rapprochées avec celles de la filiale portugaise de Sofinco, Credibom, formant ainsi l'un des leaders sur le marché portugais;
- l'annonce de l'acquisition à 100% de la société CP Leasing en République tchèque. Cette société spécialisée dans le financement de l'automobile, par contrat de leasing, fait partie des dix plus importantes sociétés de leasing de ce pays avec une part de marché d'environ 10% et un encours de 166 millions d'euros à fin décembre 2004.

Les encours gérés de crédit à la consommation, activité principalement exercée par Sofinco, Finaref, et Lukas, progressent de 15,2% sur un an, pour atteindre 34,2 milliards d'euros fin juin 2005. Cette évolution résulte d'une accélération du rythme de la production qui est en hausse de 18,4% sur un an largement tirée par l'activité des filiales étrangères dont la production progresse de + 45,6%, notamment Agos Itafinco et Creditplus. En France où les encours sont en hausse de 6,1%, la demande est sous-tendue par le renforcement de la coopération avec les Caisses régionales (+ 25,1% sur un an) et par le réseau du Crédit Lyonnais (+ 13,7% sur un an).

Le crédit à la consommation représente 85% du résultat brut d'exploitation du pôle Services financiers spécialisés.

Dans un contexte économique peu porté par l'investissement, **l'activité de crédit-bail** a continué sa consolidation et affiche sur le semestre une hausse de 5,6% de sa production et une stabilité des encours (12,6 milliards d'euros à fin juin 2005).

L'activité d'affacturage maintient sa dynamique avec un chiffre d'affaires facturé en progression de 15% par rapport au semestre comparable de l'année précédente. Les encours atteignent 5,2 milliards d'euros, avec une progression nettement plus marquée à l'étranger (+ 13,8%), notamment en Allemagne (3e sur son marché) et en Belgique. Crédit Agricole S.A. a porté de 49,1% à 98,2% sa participation dans Eurofactor en rachetant fin décembre 2004 la participation que détenait Euler Hermes.

(en millions d'euros)	T2-05	Δ T2/T2*	Δ T2/T1	S1-05	Δ S1/S1*
Produit net bancaire	**594**	**+ 0,7%**	**(1,5%)**	**1 197**	**+ 5,9%**
Charges d'exploitation	(308)	+ 1,8%	(4,8%)	(632)	+ 6,8%
Résultat brut d'exploitation	**286**	**(0,4%)**	**+ 2,3%**	**565**	**+ 5,0%**
Coût du risque	(85)	(1,3%)	(12,2%)	(183)	(3,2%)
Sociétés mises en équivalence	0	n.s.	n.s.	2	n.s.
Résultat net sur autres actifs	-	n.s.	n.s.	-	n.s.
Résultat courant avant impôts	**201**	**+ 1,8%**	**+ 9,7%**	**384**	**+ 12,8%**
Impôts	(72)	+ 17,4%	+ 25,8%	(129)	+ 7,7%
Résultat net avant coûts liés au rapprochement	**129**	**(5,3%)**	**+ 2,1%**	**255**	**+ 15,6%**

(en millions d'euros)	T2-05	Δ T2/T2*	Δ T2/T1	S1-05	Δ S1/S1*
Produit net bancaire	**900**	**+ 3,7%**	**+ 7,6%**	**1 737**	**+ 2,4%**
Charges d'exploitation	(613)	+ 0,6%	(2,0%)	(1 240)	0,0%
Résultat brut d'exploitation	**287**	**+ 11,0%**	**+ 36,3%**	**497**	**+ 9,1%**
Coût du risque	(31)	(13,9%)	(25,5%)	(72)	(8,9%)
Résultat courant avant impôts	**256**	**+ 15,0%**	**+ 51,5%**	**425**	**+ 12,9%**
Impôts	(77)	+ 11,8%	+ 51,8%	(128)	+ 10,4%
Résultat net	**179**	**+ 16,5%**	**+ 51,4%**	**297**	**+ 14,0%**
Coefficient d'exploitation	**68,2%**	**(2,1 pts)**	**(6,7 pts)**	**71,4%**	**(1,7 pt)**
Fonds propres alloués (Md €)				**2,4**	
ROE				**25,1%**	

** Les données 2004 sont à périmètre et conventions comparables.*

Sur le semestre, le **résultat brut d'exploitation** augmente de + 9,1% avec un **produit net bancaire** en hausse de + 2,4% à 1 737 millions d'euros, portée par une augmentation de + 4,2% des commissions (largement tirée par les commissions sur les produits d'assurance) et de la marge d'intérêt (+ 0,9%). Sur le 2e trimestre, la marge d'intérêt a progressé de 2,3% grâce à la hausse des volumes et aux bons résultats de la gestion financière. Les **charges d'exploitation** sont restées stables d'une période à l'autre à 1 240 millions d'euros ; les avancées du projet d'entreprise se traduisent par une baisse des charges structurelles permettant d'absorber les coûts des investissements commerciaux (poursuite du programme d'optimisation du réseau d'agences, montée en puissance des plates-formes téléphoniques, lancement de la nouvelle marque « LCL »).

Le **coefficient d'exploitation** s'améliore de 1,7 point à 71,4%.

La charge du risque s'élève à 72 millions d'euros, en retrait de 8,9% sur celle du premier semestre 2004. Mesuré par rapport aux encours pondérés, le coût du risque (y compris provisions collectives) revient à 36 points de base à fin juin 2005 (contre 45 points de base en 2004) et le ratio de couverture des risques continue de se renforcer à 80,3%.

Le **résultat net** est de 297 millions d'euros, en hausse de 14% par rapport au premier semestre 2004. Le ROE annualisé atteint 25,1%.

Au deuxième trimestre 2005, le **résultat brut d'exploitation** à 287 millions d'euros, est en progrès de 11,0% par rapport à celui du 2e trimestre 2004, en raison d'une croissance du **produit net bancaire** de 3,7% tirée notamment par l'amélioration de la marge d'intérêt et par la hausse des commissions. La hausse des **charges** est limitée à 0,6% par rapport à la période comparable de 2004. La **charge du risque** (31 millions d'euros) est en repli de 13,9%. Le résultat net atteint 179 millions d'euros, en hausse de 16,5% par rapport au 2e trimestre 2004.

Le coût du risque de crédit baisse de 5 points de base par rapport au premier semestre 2004, à 23 points de base, niveau historiquement faible. De même, le taux des créances douteuses est en réduction : elles représentent 3,3% des encours de crédit (contre 3,7% un an auparavant), et leur taux de couverture s'améliore à 73%.

En conséquence, le **résultat net cumulé des Caisses régionales mis en équivalence** à hauteur de 25% augmente fortement (+ 13,0%) à 320 millions d'euros et leur contribution au résultat consolidé de Crédit Agricole S.A. augmente de 18,3% à 373 millions d'euros, après impôt payé par Crédit Agricole S.A. sur les dividendes reçus des Caisses régionales.

Le **ROE annualisé du métier** s'établit à 20,6%.

Au **deuxième trimestre 2005**, les Caisses régionales ont enregistré un **résultat brut d'exploitation** en progrès de + 13,4% par rapport au 2e trimestre 2004. Le produit net bancaire retraité des dividendes perçus de Crédit Agricole S.A. par les Caisses régionales augmente de + 6,8% comparativement à la même période de l'an passé. Les charges d'exploitation varient de + 2,4% par rapport au 2e trimestre 2004. Le résultat net social cumulé des Caisses régionales progresse de + 30,1% en comparaison avec la même période de 2004.

La contribution **mise en équivalence** à hauteur de 25% dans les résultats de Crédit Agricole S.A. s'élève à 169 millions d'euros, en hausse de + 37,5% sur le trimestre comparable 2004.

2. Pôle Banque de proximité en France - le Crédit Lyonnais

Dans la continuité du 1er trimestre, la dynamique commerciale du réseau du Crédit Lyonnais s'est poursuivie au deuxième trimestre 2005. À la fin de l'été, le Crédit Lyonnais a franchi une étape clé de son projet d'entreprise, avec le nouveau logo et la nouvelle signature de la banque.

Les **encours de collecte bilan et hors bilan** enregistrent une progression de + 5,9% sur un an grâce au maintien d'un rythme de croissance élevé des encours de livrets (+ 19%), à l'accélération sensible de la croissance des dépôts à vue et à la poursuite des bonnes performances de l'assurance-vie dont l'encours progresse de + 9,8% par rapport à la période comparable de 2004. En matière d'OPCVM, le mois de juin a été particulièrement dynamique grâce au lancement réussi d'un nouveau fonds à capital garanti qui a permis de collecter 200 millions d'euros en moins d'un mois.

L'activité de **crédits** conserve une bonne dynamique de croissance avec une accélération de la production de crédits à l'habitat (+ 25% au T2-05 versus T2-04), sans dégradation de la marge bancaire et un développement soutenu des nouveaux financements moyen et long terme aux PME (+ 34% S1-05/S1-04) et aux professionnels (+ 25% T2-05/T2-04).Les encours de crédits sont en hausse de 6,6% à 50,3 milliards d'euros au 30 juin 2005, tirés par une progression soutenue des crédits à l'habitat (+ 9,4% sur un an) et par les concours aux Professionnels (+ 4,3%) liés essentiellement aux crédits d'équipement.

- **Résultats par pôle d'activité**

Tous les métiers ont accru leur contribution au résultat du Groupe. La dynamique commerciale des activités de banque de détail en France et la bonne gestion des charges permettent aux Caisses régionales et au Crédit Lyonnais de dégager des résultats opérationnels en forte hausse ; la gestion d'actifs enregistre un très bon niveau de collecte et des résultats en progression importante ; les Services Financiers Spécialisés bénéficient de la combinaison positive d'une croissance organique forte et de la politique d'acquisition engagée ; les revenus et les résultats de la Banque de financement et d'investissement sont en forte hausse et son coefficient d'exploitation en très nette amélioration ; la banque de détail à l'international profite de l'excellente contribution de Banca Intesa.

La rentabilité des métiers s'accroît fortement avec un ROE annualisé de 20,2%, supérieur à l'objectif de 18% annoncé pour 2006.

1. Pôle Banque de proximité en France - Caisses régionales de Crédit Agricole

La contribution des Caisses régionales au résultat net consolidé de Crédit Agricole S.A. enregistre une croissance de 18,3% à 373 millions d'euros. Cette progression du résultat reflète la poursuite de la dynamique de croissance de l'activité des Caisses régionales, des charges d'exploitation bien maîtrisées et un coût du risque faible. Les Caisses régionales contribuent pour près de 14% au résultat courant avant impôts des métiers du Groupe.

Le développement des encours de collecte bilan et hors bilan se poursuit à un rythme soutenu : + 6,9% entre juin 2004 et juin 2005 (soit + 28,2 milliards d'euros), pour atteindre 436,4 milliards d'euros.

Les encours sur livrets augmentent de 7,9% et la collecte en produits d'assurance-vie demeure toujours aussi dynamique avec une progression des encours sur un an de 10,6%. La croissance des encours d'OPCVM et de titres placés par les Caisses régionales se poursuit ; à fin juin 2005, ils sont respectivement en hausse de 9,5% et de 9,7% sur un an.

Les activités de crédit se caractérisent par une forte croissance de la production de prêts à moyen et long terme qui atteint 26 milliards d'euros sur le semestre (soit une hausse de 11,9% par rapport au 1er semestre 2004). Si la progression de la production nouvelle reste marquée sur l'habitat (+ 16,8%), elle est également vive dans les secteurs des entreprises (+ 18,4%) et des professionnels (+ 13,5%). Sur un an, les encours de crédit sont en hausse de 8,9%, rythme encore plus soutenu que l'an passé.

(en millions d'euros)	T2-05	Δ T2/T2	Δ T2/T1	S1-05	Δ S1/S1
Résultat net mis en équivalence (à 25%)	**169**	**+ 37,5%**	**+ 11,9%**	**320**	**+ 13,0%**
Variation de quote-part dans les réserves	39	n.s.	n.s.	124	n.s.
Quote-part de résultats des mises en équivalence	208	+ 32,9%	(12,2%)	444	+ 18,3%
Impôts*	(15)	+ 36,4%	(73,2%)	(71)	+ 18,3%
Résultat net	**193**	**+ 32,7%**	**+ 6,8%**	**373**	**+ 18,3%**

* *Impact fiscal des dividendes perçus des Caisses régionales.*

Sur le premier semestre 2005, **le produit net bancaire cumulé** (6,254 milliards d'euros) des Caisses régionales croît de 6,7% par rapport à celui de la même période de 2004. Retraité des dividendes perçus de Crédit Agricole S.A., le produit net bancaire croît de 4,4%. Du fait d'une bonne maîtrise des charges (+ 2,3%), le **coefficient d'exploitation** poursuit sa baisse (- 1,2 point par rapport au premier semestre 2004) pour s'établir à 58,2%. Le **résultat brut d'exploitation** (2,371 milliards d'euros) progresse de 7,5% par rapport au premier semestre 2004.

Le résultat net part du Groupe avant coûts liés au rapprochement atteint 1 963 millions d'euros, en hausse de 27,9%, conduisant à un ROE annualisé de 15,9%.

Au second trimestre 2005, le résultat net part du Groupe (960 millions d'euros) confirme la tendance avec une progression de 6,1% sur celui du premier trimestre 2005 et de 22,9% sur celui du second trimestre 2004. Ces performances tiennent à la poursuite de l'amélioration du **résultat brut d'exploitation** (1 207 millions d'euros) qui progresse de 1,6% par rapport à la période comparable de l'an passé et de + 17,9% par rapport au 1er trimestre 2005. Le coût du risque s'inscrit encore en baisse comparativement au trimestre précédent. **Le résultat des sociétés mises en équivalence** s'accroît de + 39,4%, essentiellement en liaison avec l'excellente contribution de Banca Intesa.

(en millions d'euros)	T2-04*	T2-05	Δ T2/T2*	S1-04*	S1-05	Δ S1/S1*
Produit net bancaire	**3 328**	**3 461**	**+ 4,0%**	**6 274**	**6 694**	**+ 6,7%**
Charges d'exploitation	(2 140)	(2 254)	+ 5,3%	(4 273)	(4 463)	+ 4,4%
Résultat brut d'exploitation	**1 188**	**1 207**	**+ 1,6%**	**2 001**	**2 231**	**+ 11,5%**
Coût du risque	(102)	(123)	+ 20,6%	(309)	(261)	(15,5%)
Sociétés mises en équivalence	251	350	+ 39,4%	580	738	+ 27,2%
Résultat net sur autres actifs	(24)	14	n.s.	(29)	19	n.s.
Résultat courant avant impôts	**1 313**	**1 448**	**+ 10,3%**	**2 243**	**2 727**	**+ 21,6%**
Coûts liés au rapprochement	(123)	(95)	(22,8%)	(164)	(144)	(12,2%)
Résultat net	**861**	**1 070**	**+ 24,3%**	**1 577**	**2 042**	**+ 29,5%**
Résultat net part du Groupe	**781**	**960**	**+ 22,9%**	**1 420**	**1 865**	**+ 31,3%**
Résultat net part du Groupe avant coûts liés au rapprochement	**869**	**1 026**	**+ 18,1%**	**1 535**	**1 963**	**+ 27,9%**
Coefficient d'exploitation	**64,3%**	**65,1%**	**+ 0,8 pt**	**68,1%**	**66,7%**	**(1,4 pt)**
ROE					**15,9%****	

* *Les données 2004 sont des données estimatives en normes IAS/IFRS, y compris 32 et 39 et IFRS 4, et n'ont pas été examinées par les Commissaires aux comptes ; les données 2005, en normes IAS/IFRS y compris 32 et 39, ont fait l'objet d'un examen limité.*

** *Résultat net part du Groupe avant coûts liés au rapprochement rapporté aux capitaux propres moyens hors plus-values latentes.*

La structure financière

Les capitaux propres, part du Groupe, de Crédit Agricole S.A. s'élèvent à 27,7 milliards d'euros à fin juin 2005 contre 26,1 milliards d'euros à fin décembre 2004.

Les encours pondérés sont en augmentation de 9,4% sur le 1er semestre et le ratio de solvabilité Tier One s'établit à 7,8% au 30 juin 2005 contre 7,4% sur la base des données estimées après conversion IAS/IFRS au 31 décembre 2004.

Le ratio global de solvabilité s'inscrit à 8,2% contre 8,0% recalculé aux normes IAS/IFRS au 31 décembre 2004.

À l'issue du Conseil d'administration, Jean Laurent, Directeur général, a souligné « *la très bonne tenue des résultats du premier semestre, en croissance de plus de 30%, avec un 2e trimestre de belle facture* ». Il a ajouté que « *tous les objectifs de rentabilité fixés lors de l'offre sur le Crédit Lyonnais ont été dépassés ce semestre ; ces très bons résultats démontrent la pertinence des choix stratégiques qui ont présidé à l'acquisition et à l'intégration du Crédit Lyonnais* ».

Le Président René Carron a déclaré : « *Ces bons résultats du deuxième trimestre et du semestre sont prometteurs ; ils confortent la solidité du Groupe qui est en ordre de marche, et permettent d'asseoir les bases de son développement futur.* ».

Par ailleurs, le Conseil d'Administration a pris acte des résultats obtenus lors de l'augmentation de capital de 400 millions d'euros réservée aux salariés qui a été largement sur-souscrite. Elle témoigne de la confiance des salariés dans leur entreprise. Après cette opération, les salariés détiennent, dans le cadre de l'épargne salariale, 6% du capital de Crédit Agricole S.A.. Les actions nouvelles créées (23 799 864) portent à 1 497 322 301 le nombre d'actions de Crédit Agricole S.A. à la date du 26 août 2005.

- **Résultats consolidés de Crédit Agricole S.A.**

Le résultat net, part du Groupe, de Crédit Agricole S.A. sur le premier semestre 2005 s'élève à 1 865 millions d'euros, en hausse de 31,3% sur celui de la même période de 2004. Avant prise en compte des coûts liés au rapprochement entre Crédit Agricole S.A. et le Crédit Lyonnais, il atteint 1 963 millions d'euros et s'accroît de 27,9% sur celui du premier semestre 2004[1].

Le **produit net bancaire** s'établit à 6 694 millions d'euros. Sa croissance de 6,7% est tirée notamment par le bon niveau d'activité des métiers de gestion d'actifs et de banque de financement et d'investissement. Les **charges d'exploitation** sont contenues à 4 463 millions d'euros, en augmentation de 4,4% par rapport au premier semestre 2004. Cette évolution des charges est liée en grande partie à la très bonne tonicité des activités de la banque de financement et d'investissement, les synergies réalisées permettant d'absorber l'essentiel de la hausse des charges liées à la croissance organique. En conséquence, **le résultat brut d'exploitation ressort** à 2 231 millions d'euros, enregistrant une progression de 11,5% par rapport au premier semestre 2004.

Le coefficient d'exploitation continue de s'améliorer, passant de 68,1% au premier semestre 2004 à 66,7% au premier semestre 2005 (- 1,4 point).

Le coût du risque représente 261 millions d'euros ; dans un environnement de risque toujours très favorable, il s'inscrit en recul de 15,5% par rapport à celui de la période correspondante de 2004.

La contribution des sociétés mises en équivalence est en hausse de 27,2%, passant de 580 millions d'euros au premier semestre 2004 à 738 millions d'euros. Cette forte croissance provient pour l'essentiel de la progression de 18,3% de la quote-part des résultats des Caisses régionales et de la contribution des banques de détail à l'international (+ 34,8% par rapport au premier semestre 2004), dont principalement Banca Intesa.

Le résultat courant avant impôts s'élève à 2 727 millions d'euros, en hausse de 21,6% sur la même période de 2004. Les coûts liés au **rapprochement** de Crédit Agricole S.A. et du Crédit Lyonnais comptabilisés en résultat au cours du premier semestre 2005 s'élèvent à 144 millions d'euros (soit 98 millions d'euros nets d'impôt). Ils financent les projets destinés à concrétiser les synergies (rationalisation du dispositif immobilier et des systèmes informatiques, accompagnement social). Ces coûts devraient sensiblement décroître sur le 2e semestre de l'année.

Les synergies réalisées (soit 612 millions d'euros pour l'ensemble de l'exercice 2005 acquises au 30 juin 2005) sont en ligne avec les objectifs de réduction de coûts attendus (620 millions d'euros pour 2005 et 760 millions d'euros pour 2006).

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1 *Afin de rendre les comparaisons plus pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4.*

Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.

RÉSULTATS DU 1ER SEMESTRE 2005

COMMUNIQUÉ DE PRESSE

Crédit Agricole S.A. présente le 7 septembre ses résultats consolidés du 1er semestre 2005.

DES RÉSULTATS EN FORTE PROGRESSION

Résultats du 1er semestre 2005

(Variation 1er semestre 2005/1er semestre 2004)

Résultat brut d'exploitation	2 231 millions d'euros (+ 11,5%)
Résultat net part du Groupe	1 865 millions d'euros (+ 31,3%)
Coefficient d'exploitation	66,7% (- 1,4 point)
ROE annualisé	15,9%

Le Conseil d'administration de Crédit Agricole S.A., réuni le 6 sep-tembre 2005 sous la présidence de René Carron, a arrêté les résultats du premier semestre 2005.

Crédit Agricole S.A. a dégagé des résultats en forte progression au cours du premier semestre 2005. Le résultat net, part du Groupe, atteint 1 865 millions d'euros, en hausse de 31,3% sur celui du premier semestre 2004, témoignant de la poursuite d'une croissance durable et rentable du Groupe. Le coefficient d'exploitation s'améliore nettement et le ROE annualisé s'établit à 15,9%.

Cette performance reflète une bonne progression du résultat brut d'exploitation (+ 11,5%), un coût du risque encore en diminution pour s'établir à un niveau historiquement bas, une croissance marquée (+ 27,2%) de la contribution des sociétés mises en équivalence.

Ces résultats sont obtenus dans un Groupe transformé en profondeur après l'achèvement de l'intégration du Crédit Lyonnais. De fait, l'exercice 2005 constitue la première année de plein exercice du Groupe dans sa nouvelle configuration. Chacun des métiers a contribué à cette croissance, portée par une activité commerciale soutenue dans les Caisses régionales et dans le réseau du Crédit Lyonnais, par un fort dynamisme des métiers de la gestion d'actifs et des services financiers spécialisés et par une forte progression des revenus et des résultats de la banque de financement et d'investissement.

RÉSULTATS DU 2E TRIMESTRE 2005

(Variation 2e trimestre 2005/1er trimestre 2005)

Résultat brut d'exploitation	1 207 millions d'euros (+ 17,9%)
Résultat net part du Groupe	960 millions d'euros (+ 6,1%)

Les performances du 2e trimestre 2005 sont très bonnes avec un résultat brut d'exploitation en augmentation de 17,9% par rapport au trimestre précédent (et de + 1,6% par rapport au T2-04), portée notamment par une forte dynamique de développement dans toutes les activités liées à la banque de proximité et de très bonnes performances opérationnelles dans la banque de financement et d'investissement.

Un certain nombre de plans d'actions ont été initiés en vue de réduire le coût des principaux risques ainsi mesurés.

En parallèle de la mise en place de ce dispositif, les Caisses régionales ont décidé de démarrer des cartographies de risques de leurs Systèmes d'Information Régionaux (SIR) avec une méthodologie similaire.

La mission Bâle II de la Direction des risques des Caisses régionales (DRC/RS) étudie le portage des outils informatiques vers une solution cible de type intranet afin de renforcer la cohérence globale et l'homogénéité du pilotage des risques.

Enfin, la CAMCA a finalisé un chantier d'adéquation des polices d'assurances des Caisses régionales par rapport aux risques opérationnels identifiés.

Les risques juridiques

Faits exceptionnels et litiges

Les principales procédures judiciaires et fiscales en cours impliquant des entités du groupe Crédit Agricole S.A. sont celles mentionnées :

• dans le document de référence de Crédit Agricole S.A. déposé auprès de l'Autorité des Marchés Financiers le 17 mars 2005 sous le numéro D.05-0233 ;

• ainsi que dans l'actualisation du document de référence déposée auprès de l'AMF le 12 juillet 2005 sous le numéro D.05-0233-A04.

Depuis, Banca Intesa a rendu public le 26 août 2005 les actions intentées à l'encontre de certaines de ses filiales ainsi que d'établissements tiers par l'administrateur provisoire du groupe Parmalat, pour un montant total d'environ 2,9 milliards d'euros. Le groupe Intesa estime que ces actions ne sont pas fondées et n'ont aucun effet significatif prévisible sur ses comptes consolidés.

À la connaissance de Crédit Agricole S.A., il n'existe pas, à la date de dépôt à l'AMF du présent document, de fait exceptionnel ou de litige susceptibles d'avoir ou ayant eu, dans un passé récent, une incidence significative sur la situation financière, l'activité, les résultats ou le patrimoine de la société et du groupe Crédit Agricole S.A.

Les risques opérationnels

Au cours du premier semestre 2005, le groupe Crédit Agricole a poursuivi, dans la perspective du démarrage de Bâle II, la mise en place du dispositif qualitatif et quantitatif d'identification, d'évaluation, de prévention et de surveillance des risques opérationnels.

Ce dispositif de gestion des risques opérationnels comprend les composantes suivantes, communes à l'ensemble du Groupe :

- gouvernance de la fonction gestion des risques opérationnels : supervision du dispositif par la Direction générale[1], rôles des directions des risques (Crédit Agricole S.A. et filiales/entités) en matière d'animation du dispositif et de synthèse, responsabilités des filiales/entités dans la maîtrise de leurs risques (par l'intermédiaire du réseau des Managers des risques opérationnels) ;
- identification et évaluation qualitative des risques à travers des cartographies, complétées par la mise en place d'indicateurs permettant la surveillance des processus les plus sensibles ;
- collecte des pertes opérationnelles et remontée des alertes pour les incidents significatifs, avec une consolidation dans une base de données permettant la mesure et le suivi du coût du risque ;
- calcul et allocation des fonds propres réglementaires et économiques au titre des risques opérationnels au niveau consolidé et au niveau filiale/entité ;
- livraison périodique d'un tableau de bord des risques opérationnels au niveau filiale/entité, complété par une synthèse Groupe.

Ce dispositif est décliné dans les entités du Groupe selon le principe de subsidiarité.

Groupe Crédit Agricole S.A.

Il vise l'homologation par la Commission bancaire au titre de la méthode avancée (« Advanced Measurement Approach ») pour la majeure partie du périmètre du groupe Crédit Agricole S.A. au plus tard d'ici fin 2007, avec un calendrier de validation proposé au second semestre 2006 pour les principales filiales (Calyon, Crédit Lyonnais, Sofinco, Finaref et CAAM).

Dans cette perspective, le premier semestre 2005 a permis d'achever ou de faire progresser très significativement le déploiement des cartographies des risques opérationnels (volet qualitatif - outil Europa) dans la grande majorité des filiales. Parallèlement, la collecte des pertes (volet quantitatif - outil Olimpia) ainsi que le tableau de bord (orienté vers « l'usage ») ont été étendus à la quasi-totalité du périmètre du Groupe.

Cette généralisation progressive des historiques de pertes opérationnelles permet de poursuivre la mise au point du modèle interne de calcul et d'allocation des fonds propres économiques basé sur les distributions statistiques (méthode avancée Bâle II utilisée par la plupart des grands établissements) et de contribuer aux études d'impact de la réforme sur le nouveau ratio de solvabilité.

À la mi 2005, le groupe Crédit Agricole S.A. dispose d'un tableau de bord des risques opérationnels couvrant l'ensemble de ses métiers (hors assurance) : Calyon, Banque Privée, Crédit Lyonnais, pôle gestion d'actifs (CAAM, CAIS, BFT), pôle SFS (Sofinco, Finaref, CA Leasing, Eurofactor/Transfact).

Caisses régionales et leurs filiales

Après avoir mis en place en 2004 le volet qualitatif (cartographie) du dispositif risques opérationnels, les Caisses régionales et leurs filiales ont démarré la collecte des pertes (volet quantitatif). Ceci leur permet de mesurer le coût du risque opérationnel et d'en assurer le suivi (tableaux de bords, Comité des risques ad hoc...).

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[1] *Via le Comité des risques opérationnels ou le volet risques opérationnels du Comité de contrôle interne.*

Les risques de marchés

Méthodologie de mesure et d'encadrement des risques de marchés

Le premier semestre 2005 s'est caractérisé par la mise en place de stress adverse, poursuivant ainsi le processus de révision du dispositif de stress scénarios entamé en 2004. Le stress adverse complète désormais les stress historiques et hypothétiques, qui sont des stress ex-ante, par un calcul de stress ex-post : les chocs sont définis a posteriori, en fonction des positions instantanées de l'établissement. Les facteurs de risques couverts sont les taux d'intérêt et leurs volatilités, les prix des actions et leurs volatilités et les taux de change.

Exposition aux risques de marché du groupe Crédit Agricole S.A.

Mesure par la Value at Risk

L'évolution de la VaR, déclinée par métiers, sur les activités de marché de Crédit Agricole S.A. s'est présentée de la façon suivante :

RÉPARTITION DE LA VaR (99%, 1 JOUR)

(en millions d'euros)	Minimum	Maximum	Moyenne	30/06/05
Trésorerie	4	8	5	**8**
Taux, Change et Commodities	12	15	13	**12**
Crédit	6	11	8	**9**
Actions	5	9	7	**7**
VaR du groupe Crédit Agricole S.A.	**17**	**25**	**21**	**20**

Les chiffres sont calculés sur la période du 31/12/2004 au 30/06/2005.

La VaR totale du groupe Crédit Agricole SA, incluant les risques de marché résiduels issus de petites filiales de Crédit Agricole S.A., et obtenue par sommation des différentes VaR individuelles, s'élève à 20 millions d'euros au 30 juin 2005 (dont 16 millions sur le seul périmètre CALYON).

Mesure par les scénarios de stress

À fin juin 2005, les scénarios de stress donnaient les résultats suivants :

(en millions d'euros)	Stress historique Krach obligataire 1994*	Stress historique Hausse des spreads crédit 1998**	Stress historique Krach boursier technologique 2002***	Stress hypothétique Reprise économique****	Stress adverse****
Trésorerie	(15)	12	9	(103)	
Taux, Change et Commodities	73	192	46	(5)	
Crédit	20	(38)	(17)	1	
Actions	14	(71)	(22)	(7)	
TOTAL	**93**	**96**	**17**	**(115)**	**(295)**

* *Hausse massive des taux (reproduit les facteurs de risques observés du 17 février au 2 mars 1994).*
** *Forte baisse des taux inférieurs à 10 ans et forte hausse des volatilités de taux.*
*** *Baisse significative des marchés actions.*
**** *Stress visant à mesurer l'impact d'une reprise économique (hausse des marchés actions, des taux, du spot USD, pétrole et baisse des spreads émetteurs).*
***** *Stress adverse : stress ex-post (fonction de la nature des positions) calculé par les sensibilités aux principaux facteurs de risques.*

Il a été convenu de présenter le dispositif Bâle II des Caisses régionales et des entités du groupe Crédit Agricole S.A. à l'homologation de la Commission bancaire, dans les meilleurs délais et en trois étapes : d'abord le dispositif relatif au risque de crédit de la Banque de détail, fin 2005, début 2006 ; ensuite, le dispositif relatif aux risques de crédit sur les Entreprises et Collectivités publiques, dans le 2e semestre de l'année 2006, enfin le dispositif relatif aux risques opérationnels. Comme pour l'ensemble des filiales de la Banque de détail du groupe Crédit Agricole S.A., le processus d'homologation du dispositif Bâle II a été engagé dans les Caisses régionales et leurs GIE informatiques (SIR), dès la fin de ce 1er semestre 2005, par des missions d'audit de l'Inspection générale de Crédit Agricole S.A., conformément à la demande de la Commission bancaire. L'examen des méthodologies de notation sera effectué par un auditeur indépendant.

Par ailleurs, le groupe Crédit Agricole a indiqué qu'il prévoit d'utiliser la possibilité, ouverte par le projet de Directive européenne, de n'appliquer les nouvelles règles prudentielles qu'à partir du 1er janvier 2008.

Évolution du périmètre d'activité des filiales

Au premier semestre 2005, a été relevé le mouvement suivant :

- constitution en cours du nouveau pôle d'affacturage par regroupement des sociétés Eurofactor et Transfact, effective au 1er octobre prochain.

Les impacts de cette évolution sur le dispositif de gestion des risques sont en cours de mise en œuvre.

Les risques de contrepartie

Suivi des grands risques de contrepartie

Les engagements consolidés de l'ensemble des entités de Crédit Agricole S.A. et de ses filiales sont suivis par contrepartie et par groupe lié de contreparties.

Au 30 juin 2005, les engagements en risques de Crédit Agricole S.A. et de ses filiales auprès des 10 premiers groupes non bancaires s'élevaient à 18 milliards d'euros (données de gestion, intégrant les risques en montant brut avant toutes garanties sur opérations de crédit, titres et de marché), en réduction de 10% par rapport à l'année précédente.

Le suivi des grands risques de contrepartie des Caisses régionales est opéré notamment au travers de la filiale Foncaris qui, au 30 juin 2005, garantissait à 50% les 6,9 milliards d'euros d'encours de crédit des Caisses régionales sur leurs plus grands risques.

À ce titre, ses engagements s'élevaient à cette date à 3,4 milliards d'euros. Les dix premiers risques de Foncaris représentaient 1,16 milliard d'euros soit 34% de ses engagements totaux.

Politique de provisionnement et couverture des risques

Le coût du risque de crédit consolidé sur le périmètre de Crédit Agricole S.A. est orienté à la baisse : 26 points de base annualisés des emplois pondérés Cooke (hors risques de marchés) au premier semestre 2005, contre 32 points de base au premier semestre 2004 (données 2004 estimées en normes IAS/IFRS).

Cette situation est liée à une situation globalement favorable sur la clientèle des grandes entreprises et aux actions de prévention entreprises par le groupe (cession de crédits, politique de couverture, ...).

Les équipes se sont ainsi attachées à harmoniser les dispositifs de pilotage, les méthodologies de mesure des risques et les systèmes d'information.

Organisation de la fonction « risques » au sein du groupe

L'organisation de la fonction Risques n'a pas subi d'évolution au cours du 1er semestre 2005 : elle repose sur une ligne métier intégrée, pilotée par la Direction des risques du Groupe (DRG), qui supervise les risques de crédit, de marchés et les risques opérationnels sur l'ensemble du groupe Crédit Agricole S.A. et consolide les données liées aux risques logés dans les Caisses régionales.

La ligne métier fonctionne selon les principes de subsidiarité et de délégations, définissant formellement les pouvoirs décisionnels des échelons concernés.

La DRG est structurée autour de trois périmètres, chacun sous la responsabilité d'un adjoint : Crédit Agricole S.A. et ses filiales (hors Calyon) d'une part, Calyon d'autre part, et enfin les Caisses régionales. Chaque périmètre assure la supervision des risques avec mise en œuvre des éléments constitutifs du « risk-management » : stratégies risques, cartographie des risques, fixation et suivi des limites, reporting, méthodologies et normes.

Les responsables des risques des filiales rapportent hiérarchiquement à la Direction générale de leur filiale et fonctionnellement à la DRG, notamment pour la fixation de plans d'actions dans le domaine des risques.

Le dispositif de surveillance des risques au sein de Crédit Agricole S.A. et de ses filiales

Chaque filiale ou métier doit définir, en liaison avec la DRG, et faire valider par le Comité des risques du Groupe, sa stratégie risques qui fixe le cadre de développement de son activité.

Ainsi, au premier semestre 2005, des stratégies risques ont été validées, notamment pour les filiales internationales (Pologne, Uruguay, réseau international de l'affacturage) ou de certains métiers (fonction dépositaire de titres).

Par ailleurs, la mise en œuvre des dispositifs de surveillance s'est poursuivie, au travers de l'établissement de tableaux de bord des risques du Groupe, de réunions périodiques entre la DRG et les diverses filiales métiers ainsi que lors des présentations de reporting au Comité des risques Groupe (grands risques, affaires sensibles, coût du risque, risques pays, risque de marchés).

Le projet Bâle II

La mise en œuvre opérationnelle du projet Bâle II s'est poursuivie à un rythme soutenu sur le premier semestre 2005.

L'état d'avancement des projets est conforme au calendrier de validation que le Groupe a confirmé auprès de la Commission bancaire.

Le processus de validation interne a commencé pour les filiales de la Banque de détail qui ont choisi de mettre en œuvre la méthode « avancée » des notations internes. Côté banque des entreprises, il est planifié en 2006, la cible de validation étant la méthode « fondation » sauf pour les financements spécialisés qui seront validés directement en « avancée ».

Les différents éléments du projet se mettent en place. Les méthodologies ont été finalisées. Les systèmes d'information sont mis en œuvre dans les entités de la banque de détail, estimation des paramètres, moteur de calcul des emplois pondérés. Le système central de consolidation a été enrichi des contributions de ces filiales. Des premiers stress scenarii ont été réalisés selon les exigences du pilier 2 de Bâle. Les procédures risques du groupe sont réactualisées au fur et à mesure.

Sur le périmètre des Caisses régionales, le déploiement des méthodes et des outils Bâle II est désormais achevé. Le dispositif d'historisation des données a été mis en place sur tous les marchés au 31 décembre 2004 et les premières opérations de backtesting des modèles prédictifs du risque de crédit de la Banque de détail auront lieu durant le 2e semestre 2005.

Au cours du premier semestre 2005, les premières mises en application des règles du Groupe, déclinées depuis juillet 2004 dans l'ensemble des activités, ont été constatées et ce notamment dans les processus d'entrée en relation avec de nouveaux clients, d'agrément de nouveaux produits et de nouvelles activités et dans les modalités d'investissement et de désinvestissement.

Le texte de référence de la procédure de remontée des dysfonctionnements dans l'application des lois, règlements, normes professionnelles et déontologiques propres aux activités financières et bancaires a été finalisé et soumis, pour avis, aux partenaires sociaux au sein du groupe Crédit Agricole S.A.

Par ailleurs, la mise en œuvre d'un plan de sensibilisation et de formation de 55 000 collaborateurs du groupe Crédit Agricole S.A., aux questions de conformité et de déontologie, a été engagée dans l'ensemble des entités au cours du premier semestre 2005.

<u>La gestion du bilan</u>

Le risque de taux d'intérêt global

La Direction financière du groupe Crédit Agricole S.A. participe aux Comités actif-passif des filiales portant un risque de taux d'intérêt global significatif et assure l'harmonisation des méthodes et des pratiques au sein du Groupe ainsi que le suivi des limites allouées à chacune de ces entités. Elle consolide le risque de taux d'intérêt global de Crédit Agricole S.A. et de ces filiales.

Au premier semestre 2005, le risque de perte du groupe Crédit Agricole S.A. sur l'exercice en cas de variation adverse de 1% des taux d'intérêt représentait moins de 1% des fonds propres prudentiels. Le risque de pertes cumulées et non actualisées sur les 10 prochaines années en cas de variation adverse de 1% des taux d'intérêt représentait moins de 10% des fonds propres prudentiels.

Au cours du premier semestre 2005, la montée en charge de la réforme des relations financières entre les Caisses régionales et Crédit Agricole S.A. s'est poursuivie :

- trois semestres après la mise en place de cette réforme (sur les quatre années de transition prévues), plus du tiers de la collecte hors PEL est régi par les nouvelles règles ;
- les Caisses régionales sont désormais, sur cette part croissante de la collecte, rémunérées sur la base d'un taux de marché résultant d'un modèle de replacement. Ce dernier, validé par les Caisses régionales et exécuté pour leur compte par Crédit Agricole S.A., reflète la structure et les risques de cette collecte.

Le risque de liquidité

À fin juin 2005, le ratio de liquidité de Crédit Agricole S.A. s'établit à 122% contre 108% à fin 2004.

Par ailleurs, Crédit Agricole S.A. a renforcé sa capacité d'emprunt en augmentant à 25 milliards d'euros (contre 20 milliards de dollars auparavant) le plafond de son programme d'Euro Medium Term Notes (EMTN) pour renforcer sa capacité d'emprunt dans un contexte où les activités de banque de détail continuent à faire face à une croissance plus soutenue des crédits que de la collecte. Au cours du premier semestre, Crédit Agricole S.A. a notamment emprunté 1,5 milliard d'euros auprès des clients des Caisses régionales sous forme d'obligations senior et subordonnées, 3,2 milliards d'euros à travers son programme d'EMTN sous forme d'émissions senior et émis 0,6 milliard d'euros de titres super subordonnés.

Enfin, un Comité de trésorerie et de liquidité trimestriel a été créé avec notamment comme mission d'orienter le Comité actif-passif dans la gestion des risques de liquidité du Groupe.

La gestion des risques de contrepartie, de marchés et opérationnels

Le premier semestre 2005 a vu se poursuivre la mise en œuvre d'une gestion des risques qui s'inscrit dans l'usage progressif des indicateurs de type Bâle II, grâce au déploiement généralisé du système de notation interne, la constitution et l'exploitation de bases de données de risques.

ANNEXE AU RAPPORT DE GESTION

- **La gestion des risques dans le Groupe Crédit Agricole S.A.**

Le contrôle interne

L'Inspection générale Groupe a poursuivi, au cours du premier semestre 2005, ses actions sur l'ensemble du périmètre du Groupe, dans le cadre de ses trois lignes métiers : Audit-inspection, pilotage du Contrôle interne et Sécurité financière.

Les missions de vérifications sur pièces et sur place de l'Inspection générale Groupe ont porté sur diverses unités et entités du Groupe et notamment sur le déploiement du Programme FIDES, programme renforcé de contrôle de la conformité, ainsi que sur la préparation de l'entrée en vigueur du nouveau ratio de solvabilité international.

L'Inspection générale Groupe s'est assurée, dans le cadre des Comités de contrôle interne semestriels des filiales concernées du Groupe - auxquels participent la Direction générale et l'audit interne de chaque entité - du bon déroulement des plans d'audit, de la correcte maîtrise des risques et, d'une façon générale, de l'adéquation des dispositifs de contrôle interne de chaque entité.

Elle a procédé, tant sur le périmètre du groupe Crédit Agricole S.A. que sur celui du groupe Crédit Agricole, à l'émission de recommandations relatives à l'accomplissement des obligations légales et réglementaires relatives au contrôle interne (rapport du Président au titre de la Loi de sécurité financière ; rapport de contrôle interne au titre du règlement CRBF-97-02).

Elle a également participé, en liaison avec la ligne métier Conformité-Déontologie, à la concertation de Place relative aux modifications du règlement 97-02 sur le contrôle interne. À la suite de la publication du nouveau règlement (arrêté du 31 mars 2005), des travaux ont été conduits, notamment en direction des Caisses régionales, afin de préparer l'entrée en vigueur du nouveau texte, à compter du 1er janvier 2006.

La ligne métier Sécurité financière, chargée de la prévention du blanchiment de capitaux, de la lutte contre le financement du terrorisme, de la gestion des embargos et du gel des avoirs, a poursuivi les actions de rehaussement de ses dispositifs notamment avec la mise à jour de la procédure applicable au groupe Crédit Agricole S.A. intervenue en juin 2005. Au cours du second semestre 2005, celle-ci sera mise en œuvre dans chaque filiale directe du périmètre de contrôle interne de Crédit Agricole S.A., sous la supervision de la ligne métier Sécurité financière.

Parallèlement, la ligne métier Sécurité financière a renforcé, tout au long du premier semestre 2005, ses outils de surveillance des flux aux fins de prévention du financement du terrorisme, de respect des embargos et de mesures de gel des avoirs en intégrant les flux des filiales directes de Crédit Agricole S.A. et principalement de Calyon et du Crédit Lyonnais.

Ce renforcement des moyens s'est accompagné de travaux complémentaires menés par les différentes composantes du Groupe, en vue de la définition d'un nouveau référentiel d'organisation et de fonctionnement de la lutte anti-blanchiment.

Organisation de la déontologie et conformité

Au cours du premier semestre 2005, la Direction de la conformité-déontologie a poursuivi la mise en œuvre du programme renforcé de contrôle de conformité demandé par la Commission bancaire et par la Réserve Fédérale des États-Unis et l'a étendu à l'ensemble des entités du groupe Crédit Agricole S.A.

Les mesures organisationnelles, définies par Crédit Agricole S.A. en juillet 2004, ont été répliquées au sein des entités du Groupe, en France et à l'étranger, et ont donné lieu à la nomination de responsables Conformité-Déontologie dans la quasi-totalité de ces entités, anticipant ainsi certaines dispositions de l'arrêté du 31 mars 2005 modifiant le règlement du Comité de la réglementation bancaire et financière n° 97-02 relatif au contrôle interne des établissements de crédit et des entreprises d'investissement.

moins de 2,0% l'an prochain (idem en France). Le risque principal porte sur le prix des matières premières : en l'absence de repli, les perspectives devront être revues à la baisse.

Sur les marchés financiers, la banque centrale américaine devrait poursuivre sa politique de remontée des taux courts (4,0% en fin d'année 2005) et la BCE maintenir le statu quo jusqu'à la mi-2006 (croissance faible, inflation limitée). Les taux d'intérêt à long terme devraient amorcer une normalisation haussière avec une hausse plus nette aux États-Unis (qui connaissent une croissance rapide et une hausse des taux courts) qu'en Europe. D'ici la fin de l'année, l'euro devrait continuer à évoluer dans la fourchette 1,20-1,25 USD, les performances de croissance moins bonnes en UEM, le différentiel de taux d'intérêt favorable aux actifs en USD, le risque de laxisme budgétaire et l'accroissement des incertitudes politiques en UEM expliquant le mouvement de repli de l'euro.

- **Pour le Groupe**

Dans ces conditions, le Groupe confirme les tendances et perspectives mentionnées dans son document de référence 2004 déposé auprès de l'AMF le 17 mars 2005 sous le n° D.05- 0233.

modèle bancaire unique, fortement différencié des concurrents nationaux. En effet, LCL est aujourd'hui la seule banque à réseau national qui se consacre exclusivement aux activités de banque de détail sur le marché des Particuliers, des Professionnels et des Entreprises.

Ce projet d'entreprise se concrétise par un nouvel engagement et une nouvelle identité, approuvés par l'ensemble des salariés et attendus par une large majorité des 150 000 clients récemment consultés.

- Un nouvel engagement client

LCL a décidé de se rapprocher davantage de tous ses clients en les aidant à demander plus à leur argent : plus d'accueil, plus d'efficacité, plus de rapidité, plus de disponibilité, plus de services...

Ceci se traduit concrètement par l'allégement des procédures en interne, des agences plus proches et plus accueillantes, la simplification des relations bancaires, des moyens de paiement plus pratiques, une réponse plus rapide au crédit immobilier, une offre d'assurances complète et originale, des placements plus performants, davantage de souplesse pour les professionnels...

- Une nouvelle identité

LCL, c'est Le Crédit Lyonnais en plus court, plus moderne, plus dynamique, plus efficace, plus rapide.

La nouvelle image de LCL s'inscrit dans la continuité des codes couleurs du Crédit Lyonnais : le jaune et le bleu.

Le nouveau monogramme, conçu par Desgrippes Gobé, sera appliqué progressivement sur l'ensemble des supports de la banque : le réseau composé de 1 895 agences, les chéquiers, les cartes bancaires, les relevés de compte, internet et les courriers porteront la nouvelle identité.

Cette nouvelle identité est soutenue par une campagne de publicité ambitieuse, imaginée et conçue par Aubert Storch Associés Partenaires.

- **Christian Duvillet est nommé Directeur général délégué de LCL**

Communiqué de presse du 9 septembre 2005

Âgé de 56 ans, diplômé en Sciences Politiques et titulaire d'une Maîtrise de Droit, Christian Duvillet, Administrateur du Crédit Lyonnais depuis 2003, était Directeur général de la Caisse régionale du Crédit Agricole d'Aquitaine. Après avoir commencé sa carrière dans le Groupe Société Générale, Christian Duvillet a rejoint en 1976 le groupe Crédit Agricole où il a notamment occupé des responsabilités de Direction générale au sein de différentes Caisses régionales.

Christian Duvillet rejoindra LCL le 15 septembre prochain et intégrera le Comité exécutif présidé par Georges Pauget, Directeur général de LCL.

Dans le cadre de sa mission, il sera notamment en charge de la mise en œuvre du projet d'entreprise et du déploiement du nouveau positionnement commercial de LCL.

- **<u>Perspectives pour la fin de l'année 2005</u>**

Malgré un certain ralentissement, la croissance restera soutenue aux États-Unis et en Asie (en particulier en Chine).

En Europe, la baisse de l'euro, amorcée au 2e trimestre, conjuguée à une bonne demande devrait permettre aux exportations de repartir à la hausse. Du côté de l'investissement, une hausse est attendue mais elle restera contenue, le contexte ne se prêtant guère à un rebond marqué des dépenses : les perspectives de demande demeurent floues, les prix des matières premières restent très élevés, les marges sont sous pression. Du côté des ménages, dans un contexte de modération salariale et d'amélioration très graduelle des perspectives d'emploi, une progression de la consommation inférieure à la tendance est attendue cette année et l'an prochain. Au total, la croissance de la zone euro est attendue à 1,3% cette année (1,5% en France), un peu

Ces deux opérations s'inscrivent dans le cadre de la politique de développement européen du métier crédit à la consommation de Crédit agricole S.A. par croissance organique et par des acquisitions ciblées visant à renforcer ou à compléter le dispositif.

- **Le groupe Tessi a signé, le 7 juillet 2005, avec Crédit Agricole S.A., le contrat en vue de l'acquisition de 80% du capital de CPR Billets**

Cet accord reste soumis à l'approbation des autorités réglementaires.

- **Conseil d'Administration de Crédit Agricole S.A. du 19 juillet : Georges Pauget succède à Jean Laurent à la Direction générale à compter du 12 septembre prochain**

Communiqué de presse du 19 juillet 2005

Le Conseil d'Administration de Crédit Agricole S.A. s'est réuni le 19 juillet.

Il a considéré que Crédit Agricole S.A. avait réussi, sous la direction de Jean Laurent, deux transformations majeures :

• la cotation en Bourse ;

• le rachat du Crédit Lyonnais et son intégration,

qui ont permis à l'ensemble du Groupe de devenir le leader incontesté de la banque de détail en France, d'occuper la première ou la seconde place sur chacun de ses principaux métiers et d'augmenter sensiblement sa rentabilité.

Le Conseil d'Administration a approuvé l'orientation consistant à donner une nouvelle dimension internationale au groupe Crédit Agricole S.A., en s'appuyant sur les acquis que sont le réseau et les activités internationales de Calyon, l'internationalisation réussie de son pôle SFS, et ses participations importantes dans de grandes banques européennes. Il a marqué son accord pour donner une impulsion nouvelle aux activités internationales de gestion d'actifs, de banque de détail, d'assurances vie et dommages.

Afin d'engager cette nouvelle étape, le Conseil d'Administration a décidé, sur la proposition de son Président, de procéder à une évolution de la Direction générale et de nommer, à l'unanimité, Georges Pauget Directeur général à compter du 12 septembre 2005. Il appartiendra à Georges Pauget de finaliser les projets de développement du groupe Crédit Agricole S.A. qui seront présentés à l'automne prochain.

Le Conseil d'Administration a exprimé unanimement ses chaleureux remerciements à Jean Laurent qui continuera à apporter son expérience au Groupe dans le cadre de ses projets de développement.

- **Emporiki Bank**

Communiqué de presse du 25 juillet 2005

Crédit Agricole S.A. prend acte qu'Emporiki Bank a annoncé avoir lancé la vente par bookbuilding de ses actions d'auto-contrôle représentant 5,2% de son capital.

Crédit Agricole S.A. a décidé, compte tenu des circonstances de cette opération et des conditions de prix actuelles, de ne pas participer à cette opération.

- **Naissance de LCL**

Communiqué de presse du 28 août 2005

À compter du 28 août 2005, Le Crédit Lyonnais c'est LCL.

LCL traduit un nouvel engagement : « Demandez plus à votre argent ».

Cette nouvelle signature reflète le positionnement consumériste que souhaite adopter dorénavant LCL.

Cela fait plus d'un an que les 27 000 salariés du Groupe, sous l'impul-sion de leur Directeur général Georges Pauget, se sont mobilisés autour d'un projet d'entreprise particulièrement ambitieux visant à construire un

Administration de Fonds) et services aux émetteurs (CA- IS Corporate Trust et Euro Émetteurs Finance). Les délais ont été tenus et l'ensemble des accords entre le Crédit Agricole et le Groupe Caisse d'Épargne ont été signés.

CACEIS sera détenue à parité par CA S.A. et la CNCE. Le nouvel ensemble bénéficiera de la puissance financière de ses deux actionnaires : il disposera de plus de 300 millions d'euros de fonds propres tier one et devrait réaliser en 2005 un produit net bancaire de l'ordre de 450 millions d'euros et un résultat brut d'exploitation de plus de 90 millions d'euros, avec un effectif d'environ 2 300 personnes, dont 40% hors de France.

Avec CACEIS, la Caisse Nationale des Caisses d'Épargne et Crédit Agricole S.A. créent un acteur de tout premier rang doté d'une présence élargie en Europe (Paris, Luxembourg, Madrid, Bruxelles, Dublin et Amsterdam) :

- 1re banque dépositaire d'OPCVM en France, 1re banque pour les actifs déposés en Euroclear France, et parmi les tout premiers européens avec une conservation globale supérieure à 1 300 milliards d'euros pour la seule clientèle institutionnelle ;
- 1re société en France et parmi les tout premiers européens avec 640 milliards d'euros en gestion administrative et comptable, incluant le réseau FASNET ;
- parmi les trois principaux prestataires en France pour les services aux émetteurs et l'un des leaders européens pour les services d'agent de transfert, avec 600 milliards d'euros d'encours.

Jean Laurent, Directeur général du groupe Crédit Agricole et Charles Milhaud, Président du groupe Caisse d'Épargne, se sont félicités de l'aboutissement de ce projet : « *Il constitue une étape importante dans la consolidation des métiers de titres en Europe. Les valeurs communes et les convergences stratégiques de nos deux groupes ont permis de faire aboutir un projet ambitieux, dans des délais respectés, et qui permettra à nos clients de bénéficier d'une offre particulièrement compétitive, avec une continuité de service assurée.* ».

- **Sofinco : poursuite du développement à l'international avec l'acquisition de CP Leasing en République tchèque et la finalisation de l'acquisition de Credilar au Portugal**

Communiqué de presse du 7 juillet 2005

Sofinco a annoncé la signature d'un accord avec le Groupe P.P.F., un des plus importants groupes financiers privés de la République tchèque, portant sur l'acquisition de 100% de la société C.P. Leasing.

La transaction deviendra définitive après obtention de l'autorisation de l'Autorité Tchèque de la Concurrence.

Créée en 1997, la société C.P. Leasing intervient en République tchèque dans le domaine du financement de véhicules, essentiellement par contrat de leasing. Elle fait partie des dix plus importantes sociétés de leasing du pays et sa part de marché s'établit à 10% environ. Au cours de l'année 2004, C.P. Leasing a réalisé une production totale de 137 millions d'euros (hors TVA) d'opérations de leasing à la clientèle et 3 millions d'euros d'autres financements.

Le portefeuille d'immobilisations louées s'établit à 166 millions d'euros, pour un résultat net 2004 de 6,7 millions d'euros.

Cette acquisition permet à Sofinco de s'implanter sur le marché tchèque du financement automobile pour y développer progressivement toute sa gamme de produits.

Sofinco a annoncé également la prise de contrôle de la société financière Credilar, filiale de la banque portugaise Millennium bcp, conformément à l'accord qui avait été conclu fin décembre 2004. Les activités de Credilar seront rapprochées avec celles de la filiale portugaise de Sofinco, Credibom, formant ainsi l'un des leaders sur le marché portugais.

ÉVOLUTION RÉCENTE DU CAPITAL

Au 30 juin 2005, le capital social de Crédit Agricole S.A. est de 4 420 567 311 euros, divisé en 1 473 522 437 actions de 3 euros de valeur nominale chacune, entièrement libérées. Il n'a pas connu d'évolution depuis le 24 novembre 2003.

La **structure de l'actionnariat** s'est légèrement modifiée entre le 31 décembre 2004 et le 30 juin 2005. Le poids des Caisses régionales, au travers de la SAS Rue La Boétie, s'est renforcé (+ 22,4 millions d'actions), leur participation dans le capital social de Crédit Agricole S.A. étant passée de 53,9% au 31 décembre 2004 à 55,5% au 30 juin 2005.

Actionnariat	Nbre d'actions au 30/06/2005	% du capital	Nbre d'actions au 31/12/2004	% du capital
SAS Rue la Boétie	817 341 575	55,47%	794 929 524	53,95%
Titres d'auto-contrôle*	26 776 714	1,82%	29 324 633	1,99%
Autres titres détenus par des sociétés du Groupe**	5 055 431	0,34%	1 839	-
Public ***	624 348 717	42,37%	649 266 441	44,06%
Capital	**1 473 522 437**	**100%**	**1 473 522 437**	**100%**

* Actions détenues directement dans le cadre des programmes de rachat placées au bilan de Crédit Agricole S.A. en couverture des options attribuées.

** Actions détenues indirectement par des sociétés du Groupe et non maintenues au bilan consolidé (CRC 2000- 02).

*** Dont, au 30 juin 2005, 68 057 250 actions (4,62%) détenus par les salariés au travers des FCPE dédiés dans les PEE du Groupe.

En mai dernier, Crédit Agricole S.A. a lancé une augmentation de capital réservée à l'ensemble des salariés du groupe Crédit Agricole, qui s'est définitivement réalisée le 26 août. Au total, 60 000 salariés ont souscrit pour un montant global de 462,5 millions d'euros, réduits à 400 millions d'euros conformément à la note d'opération. Le nombre d'actions nouvelles créées (23 799 864) porte à 1 497 322 301 le nombre d'actions composant le capital de Crédit Agricole S.A. dont 89 676 098 actions détenues par les salariés du groupe Crédit Agricole (soit 6%) au 26 août 2005.

ÉVOLUTIONS RÉCENTES ET PERSPECTIVES

- <u>**Évolutions récentes**</u>

- **Le Crédit Agricole et le groupe Caisse d'Épargne ont signé les accords donnant naissance à CACEIS (Crédit Agricole - Caisse d'Épargne Investor Services)**

N.B. : La structure CACEIS a été définitivement créée au plan juridique le 31 août 2005.

Rappel du Communiqué de presse du 4 juillet 2005

L'accord définitif des groupes Caisse d'Épargne et Crédit Agricole pour regrouper leurs activités de services financiers aux institu-tionnels sera concrétisé dans quelques semaines lorsque les quelques agréments restant à obtenir seront notifiés. CACEIS (Crédit Agricole - Caisse d'Épargne Investor Services) sera détenue à parité par Crédit Agricole S.A. (CA S.A.) et la Caisse Nationale des Caisses d'Épargne (CNCE).

Le 17 décembre 2004, les deux groupes avaient annoncé leur projet de créer à l'horizon du 30 juin 2005 un acteur majeur dans les services financiers aux institutionnels et aux grandes entreprises en Europe, en regroupant au sein d'une structure commune l'ensemble de leurs métiers « titres » : banque dépositaire et de conservation (Crédit Agricole Investor Services Bank à Paris, Dublin et au Luxembourg, IXIS Investor Services à Paris et IXIS Urquijo à Madrid), administration de fonds (réseau européen Fastnet et IXIS

7. Gestion pour compte propre et divers

(en millions d'euros)	S1 2004* estimé[1] IFRS	S1 2005	Variation 2005/2004
Produit net bancaire	**(19)**	**(72)**	**X 3,9**
Charges d'exploitation et amortissements	(291)	(411)	+ 41,2%
Résultat brut d'exploitation	**(310)**	**(483)**	**+ 56,0%**
Coût du risque	(25)	(21)	- 16,0%
Résultat d'exploitation	(335)	(504)	+ 50,6%
Quote-part de résultat des sociétés mises en équivalence	(3)	(3)	0,0%
Autres éléments hors exploitation (hors coûts liés au rapprochement)	(1)	17	n.s.
Résultat avant impôts	**(339)**	**(491)**	**+ 44,5%**
Impôt sur les bénéfices	123	215	+ 74,8%
Résultat net avant coûts liés au rapprochement	**(217)**	**(276)**	**+ 27,3%**

1 *Afin de rendre les comparaisons plus pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4.*

* *Elles ont été, par ailleurs, établies à périmètre et convention comparables.*

Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.

La contribution du pôle Gestion pour compte propre et divers au résultat du Groupe avant coûts liés au rapprochement passe de - 217 millions d'euros au premier semestre 2004 à - 276 millions d'euros au premier semestre 2005.

Les activités de Private Equity, antérieurement présentées au sein du métier de Banque de financement et d'investissement, sont désormais rattachées au pôle « Gestion pour compte propre et divers ». Les données 2004 ont été retraitées en conséquence. Dans une période marquée par la réorganisation de l'activité de Capital-investissement, sa contribution reste modeste sur le premier semestre 2005. Le produit net bancaire de 35 millions d'euros est en recul de 4,6 millions d'euros sur celui du premier semestre 2004, de même que les charges d'exploitation (- 17% sur un an à 12 millions d'euros).

Hors les activités de Private Equity, le pôle enregistre une forte volatilité du produit net bancaire entre les premiers semestres 2004 et 2005 (- 49 millions d'euros) qui résulte du classement en trading (imposé par les normes IAS/IFRS) d'une partie des instruments financiers de macrocouverture et de la non-réalisation de plus-values sur les titres de placement.

Il inclut par ailleurs un accroissement de 55 millions d'euros des coûts de financement des participations (à 579 millions d'euros) suite aux nouvelles acquisitions réalisées depuis le 1er juillet 2004 (+ 10% de Finaref, + 49% d'Eurofactor, ...).

L'accroissement des charges d'exploitation est le reflet des effets de la restructuration du Groupe suite à l'acquisition du Crédit Lyonnais sur les fonctions centrales de Crédit Agricole S.A.

6. Banque de détail à l'international

(en millions d'euros)	S1 2004* estimé[1] IFRS	S1 2005	variation 2005/2004
Produit net bancaire	**144**	**152**	**+ 5,2%**
Charges d'exploitation et amortissements	(113)	(129)	+ 14,1%
Résultat brut d'exploitation	**31**	**23**	**- 26,8%**
Coût du risque	(11)	(13)	+ 12,5%
Résultat d'exploitation	20	10	- 48,5%
Quote-part de résultat des sociétés mises en équivalence	171	230	+ 34,8%
Autres éléments hors exploitation	0	0	-
Résultat avant impôts	**191**	**240**	**+ 26,0%**
Impôt sur les bénéfices	(5)	(0)	- 94,0%
Résultat net	**186**	**240**	**+ 29,2%**
ROE (en% des fonds propres alloués)		**20,9%**	

1 *Afin de rendre les comparaisons plus pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4.*

* *Elles ont été, par ailleurs, établies à périmètre et convention comparables.*

Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.

Une redéfinition du pôle, depuis le début de l'exercice, a entraîné le transfert de certaines filiales (notamment BFCAG, UBAF, Yémen, Égypte) vers d'autres métiers (BFI ou Compte propre et divers).

Le pôle Banque de détail à l'international est désormais composé essentiellement des entités africaines auparavant filiales du Crédit Lyonnais et des participations étrangères dont l'activité relève de la banque de détail. Les données de l'exercice 2004 ont été retraitées de ces modifications.

Le pôle a enregistré aussi une variation de périmètre résultant de la cession partielle de la participation de Calyon dans la Banque Libano-Française SAL qui n'est plus consolidée depuis le premier juillet 2004 (l'impact sur le résultat net est nul).

À 240 millions d'euros, la contribution du pôle au **résultat net** du Groupe progresse de 29,2% sur le premier semestre 2004. Elle est essentiellement imputable au **résultat des sociétés mises en équivalence** qui s'élève à 230 millions d'euros et enregistre une hausse de 34,8% par rapport au premier semestre 2004 grâce à la très forte amélioration des performances de Banca Intesa (+ 37,9% à 192 millions d'euros contre 139 millions d'euros).

À périmètre constant, la diminution du **résultat brut d'exploitation** (- 9%) masque une augmentation de la contribution des réseaux en Afrique, au Moyen-Orient et en Amérique latine. Le résultat brut d'exploitation résulte d'un produit net bancaire en progrès de 13,4% et de charges d'exploitation en hausse de 18 millions d'euros (+ 19%).

Le métier dégage un ROE de 20,9%.

Par ailleurs, fin juin, Crédit Agricole S.A. a acquis une participation majoritaire de 71% au capital de la banque serbe Meridian Bank A.D. (qui n'est pas consolidée au 30 juin 2005).

Meridian Bank A.D. jouera un rôle actif dans la banque de détail, en se concentrant particulièrement sur les particuliers et les PME, et développera les services aux entreprises. Elle aura également pour mission de pénétrer les marchés de l'assurance, du crédit-bail et du crédit à la consommation, par le biais d'entités spécialisées.

La banque de marchés et d'investissement

(en millions d'euros)	S1 2004* estimé[1] IFRS	S1 2005	variation 2005/2004
Produit net bancaire	**1 065**	**1 228**	**+ 15,3%**
Charges d'exploitation et amortissements	(902)	(951)	+ 5,4%
Résultat brut d'exploitation	**163**	**277**	**+ 69,9%**
Coût du risque	(8)	(4)	- 50,0%
Résultat d'exploitation	155	273	+ 76,1%
Autres éléments hors exploitation (hors coûts liés au rapprochement)	(3)	2	n.s.
Résultat avant impôts	**152**	**275**	**+ 80,9%**
Impôt sur les bénéfices	(32)	(70)	X 2,2
Résultat net avant coûts liés au rapprochement	**120**	**205**	**+ 70,4%**
ROE (en% des fonds propres alloués)		**16,0%**	

1 *Afin de rendre les comparaisons plus pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4.*

* *Elles ont été, par ailleurs, établies à périmètre et convention comparables.*

Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.

Les activités de marchés et d'investissement ont réalisé un **produit net bancaire** de 1 228 millions d'euros en progression de plus de 15% sur celui du premier semestre 2004. Cette hausse illustre le développement des activités telles que les dérivés actions (dont les revenus sont multipliés par 4), la titrisation (x 2)...

Au second trimestre, dans un environnement devenu plus difficile sur les marchés de taux et de structurés de crédit, l'augmentation du produit net bancaire s'explique aussi par la réalisation d'opérations à caractère non récurrent. Les activités de courtage ont par ailleurs dégagé des revenus de bon niveau tant en Asie (CLSA), qu'en Europe (Cheuvreux) et aux États-Unis (Calyon Financial).

Avec une hausse des charges d'exploitation de 5,4% liée au développement de l'activité et à la croissance organique, le **résultat brut d'exploitation** bondit de 69,9% à 277 millions d'euros.

Le coût du risque enregistre une dotation prudentielle de 4 millions d'euros.

Le **résultat net** avant coûts liés au rapprochement atteint 205 millions d'euros, en hausse de 70,4% sur celui du premier semestre 2004, conduisant à un **ROE** annualisé de 16%.

La banque de financement

(en millions d'euros)	S1 2004* estimé[1] IFRS	S1 2005	variation 2005/2004
Produit net bancaire	**874**	**924**	**+ 5,7%**
Charges d'exploitation et amortissements	(473)	(411)	- 13,0%
Résultat brut d'exploitation	**401**	**513**	**+ 27,8%**
Coût du risque	15	28	+ 86,7%
Résultat d'exploitation	**416**	**541**	**+ 42,9%**
Quote-part de résultat des sociétés mises en équivalence	36	52	+ 43,1%
Autres éléments hors exploitation (hors coûts liés au rapprochement)	(19)	1	n.s.
Résultat avant impôts	**433**	**594**	**+ 37,0%**
Impôt sur les bénéfices	(104)	(132)	+ 26,4%
Résultat net avant coûts liés au rapprochement	**329**	**462**	**+ 40,3%**
ROE (en% des fonds propres alloués)		**18,0%**	

1 *Afin de rendre les comparaisons plus pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4.*

* *Elles ont été, par ailleurs, établies à périmètre et convention comparables.*

Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.

Dans un environnement marqué par une faible demande de crédit et une érosion des marges, **le résultat brut d'exploitation** de la banque de financement s'accroît de 27,8% sous l'effet d'une augmentation de 5,7% du **produit net bancaire** (+ 7,5% à périmètre et de taux de change constant) et d'une forte compression des **charges** de 13% sur un an.

L'évolution du produit net bancaire tire profit du renforcement des activités à plus forte valeur ajoutée, notamment les financements structurés (financements d'acquisition, aéronautique, immobilier, préfinancements export) en hausse de 16,5% à périmètre et change comparables. Ainsi, dans un contexte très fortement concurrentiel, la rentabilité des actifs (produit net bancaire sur encours pondérés) s'améliore d'un trimestre à l'autre, passant de 2,25% au premier trimestre 2005 à 2,44% au second trimestre, illustrant le renforcement du positionnement de Calyon auprès de sa clientèle.

Le **coût du risque** est en reprise nette de 28 millions d'euros sur le semestre.

La contribution de la banque Al Saudi Al Fransi (BSF) mise en équivalence atteint 51 millions d'euros, en hausse de 45,1% sur la même période de 2004.

Ces résultats améliorent sensiblement les ratios financiers : **le coefficient d'exploitation** se réduit de 9,6 points pour s'inscrire à 44,5% et le **ROE** annualisé s'élève à 18%.

La période a été marquée, en outre, par la prise de participation de 40% de Pacifica dans les Assurances Fédérales IARD. AF IARD, consolidée par mise en équivalence à compter de juin 2005 apporte 1,7 million d'euros. Le résultat des sociétés mises en équivalence, au cours du semestre, profite par ailleurs du redressement des filiales portugaises.

Au total, le **résultat avant impôt** (hors coûts liés au rapprochement) du pôle ressort en hausse de 19,8% à 856 millions d'euros et le résultat net à 584 millions d'euros, en hausse de 22,4% par rapport au résultat du premier semestre 2004. **La rentabilité** des capitaux propres alloués au métier s'établit à 20,2%.

5. Banque de financement et d'investissement**

(en millions d'euros)	S1 2004* estimé[1] IFRS	S1 2005	variation 2005/2004
Produit net bancaire	**1 939**	**2 152**	**+ 11,0%**
Charges d'exploitation et amortissements	(1 375)	(1 363)	- 0,9%
Résultat brut d'exploitation	**564**	**789**	**+ 40,0%**
Coût du risque	7	24	X 3,4
Résultat d'exploitation	571	813	+ 42,5%
Quote-part de résultat des sociétés mises en équivalence	36	52	+ 43,1%
Autres éléments hors exploitation (hors coûts liés au rapprochement)	(22)	3	n.s.
Résultat avant impôt	**585**	**869**	**+ 48,4%**
Impôt sur les bénéfices	(136)	(202)	+ 48,4%
Résultat net avant coûts liés au rapprochement	**449**	**667**	**+ 48,4%**
ROE (en% des fonds propres alloués)		**17,4%**	

** *Les activités de Private Equity, antérieurement présentées au sein de ce pôle, sont désormais rattachées au pôle « Gestion pour compte propre et divers ». Les données 2004 ont été retraitées en conséquence.*

1 *Afin de rendre les comparaisons plus pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4.*

* *Elles ont été, par ailleurs, établies à périmètre et convention comparables.*

Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.

La BFI réalise des performances financières en progression constante depuis la création de Calyon.

Le premier semestre 2005 est marqué par une très forte croissance du **résultat brut d'exploitation** (+ 40%) par rapport au 1er semestre 2004. Cette évolution est tirée par la poursuite du redressement des revenus amorcé au 4e trimestre 2004 (+ 11% soit + 13,5% à périmètre et taux de change constants) et de la diminution de la base de coûts fixes (- 7%). De fait, la mise en œuvre complète du programme de synergies impacte favorablement l'évolution des charges d'exploitation, en retrait de 0,9% d'une année sur l'autre. Il en résulte une très nette réduction du coefficient d'exploitation qui ressort à 63,3% soit une amélioration de 7,6 points entre les premiers semestres 2004 et 2005.

Les coûts liés au rapprochement sont en forte réduction (- 45,9% sur un an) à 40 millions d'euros.

Le pôle dégage un **résultat net** avant coûts liés au rapprochement de 667 millions d'euros, en hausse de 48,4%, contribuant ainsi pour 34% au résultat net du Groupe et conduisant à un ROE annualisé de 17,4%.

Ces performances financières concernent à la fois la banque de financement et la banque de marchés et d'investissement.

Les filiales internationales de gestion d'actifs ont également poursuivi leur rôle de relais de croissance avec une progression des encours plus forte (+ 47,6%) qu'en France (+ 13,0%), résultat de la montée en puissance des partenariats au Japon et en Corée et de la consolidation des activités en Europe, avec de belles réussites commerciales notamment en Italie et en Espagne et un renforcement de la présence au Royaume-Uni. À fin juin, 39,6 milliards d'euros d'actifs sont commercialisés par les filiales à l'étranger soit 10% des actifs totaux et leur contribution à la collecte nette approche 40%.

Le pôle Gestion d'actifs est appelé à se renforcer suite à la signature, fin mai dernier, de l'accord sur la prise de contrôle majoritaire de Nextra. Cet accord, entre Crédit Agricole S.A. et Banca Intesa, porte sur la prise de contrôle par Crédit Agricole Asset Management (CAAM), à hauteur de 65%, de l'entité issue du rapprochement de Nextra Investment Management sgr (Nextra), filiale de gestion d'actifs de Banca Intesa et de CAAM sgr, filiale de CAAM en Italie. La transaction, dont la réalisation devrait avoir lieu au cours du second semestre 2005, reste soumise à l'approbation des autorités réglementaires compétentes. À l'issue de ce rapprochement, le Crédit Agricole deviendra l'un des cinq plus importants gestionnaires d'actifs en Europe (plus de 430 milliards d'euros d'actifs gérés par le groupe CAAM) et le seul acteur y disposant d'une position de premier plan dans deux pays (France et Italie). Avec près d'un tiers de ses actifs gérés hors de France, CAAM renforcera sa position d'acteur majeur au plan international.

Dans le domaine des services financiers aux émetteurs, le Crédit Agricole et le groupe Caisse d'Épargne ont signé, début juillet, un accord définitif pour regrouper leurs activités de services financiers aux institutionnels. Cet accord, qui sera concrétisé dès l'obtention des agréments, donnera naissance à CACEIS (Crédit Agricole - Caisse d'Épargne Investor Services) qui sera détenue à parité par Crédit Agricole S.A. et la Caisse Nationale des Caisses d'Épargne (CNCE) (communiqué de presse du 4 juillet 2005 - voir Perspectives/Tendances récentes).

En Banque privée, le semestre a été marqué par la poursuite des travaux de rapprochement engagés depuis 18 mois au sein du métier avec d'une part, la fusion juridique, organisationnelle et informatique de Crédit Agricole Indosuez (Suisse) et Crédit Lyonnais Suisse pour créer, le 19 mars, Crédit Agricole Suisse S.A., qui se place au 2e rang des banques étrangères en Suisse pour l'activité de banque privée. Au Luxembourg, d'autre part, Crédit Agricole Indosuez Luxembourg et Crédit Lyonnais Luxembourg ont fusionné le 1er juillet pour donner naissance à Crédit Agricole Luxembourg, l'un des acteurs majeurs de la place.

Fin juin 2005, les encours totaux de fortune gérée par le Groupe dépassent 73 milliards d'euros dont 45,6 milliards d'euros à l'étranger (Suisse, Luxembourg, Monaco, Espagne, Brésil), et 27,4 milliards d'euros en France ; ils ont progressé de 5,2 milliards d'euros sur le semestre. Sur un an, leur progression ressort à 4,6% à périmètre constant (principalement cession de CAI Private Banking Italia Spa au 3e trimestre 2004).

L'assurance-vie poursuit sa dynamique de croissance. Le chiffre d'affaires global atteint 9,7 milliards d'euros, en croissance de 12,8% par rapport au premier semestre 2004. Ce bon niveau d'activité a été soutenu par la faiblesse des taux rémunérateurs des placements alternatifs mais aussi par le regain de dynamisme des marchés actions. Ainsi, le Groupe a notamment profité d'une forte remontée des versements sur les contrats en unités de compte qui ont bondi de 37% sur 1 an. Au total, les encours gérés atteignent 136,6 milliards d'euros, en croissance de 10,4%. Ces bons résultats confortent la place de numéro 2 que détient Predica, dans l'assurance-vie en France.

Les assurances IARD (Pacifica et Finaref) connaissent une dynamique commerciale toujours importante. Le chiffre d'affaires semestriel progresse de 20% par rapport à celui du premier semestre 2004. Le portefeuille total de Pacifica est porté à 4,5 millions de contrats au 30 juin 2005. Tous les secteurs d'activité sont en augmentation, plus marquée toutefois pour l'offre aux agriculteurs et aux professionnels, la garantie des accidents de la vie (GAV), la santé et la protection juridique. La sinistralité reste toujours très modérée avec, pour Pacifica, un ratio de sinistres sur cotisations (hors frais de gestion) en constante amélioration de 3,4 points sur un an à 52,1% au 30 juin 2005 contre 55,5% au 30 juin 2004 et un excellent ratio combiné de 90,5% (net de réassurance).

4. <u>Gestion d'actifs, assurances et banque privée</u>

Le pôle Gestion d'actifs, assurances et banque privée a enregistré de bonnes performances au premier semestre 2005. Le **résultat brut d'exploitation** du pôle progresse de 16,4% par rapport au premier semestre 2004 à 841 millions d'euros. Cette évolution résulte d'une progression de 10,5% du produit net bancaire en liaison avec une activité soutenue. Elle résulte aussi d'une hausse des charges d'exploitation de 4,0% sous l'effet d'éléments non récurrents (honoraires, réévaluation des provisions pour indemnités de départs et de retraites, ...).

(en millions d'euros)	S1 2004* estimé[1] IFRS	S1 2005	variation 2005/2004
Produit net bancaire	**1 384**	**1 529**	**+ 10,5%**
Charges d'exploitation et amortissements	(662)	(688)	+ 4,0%
Résultat brut d'exploitation	**722**	**841**	**+ 16,4%**
Coût du risque	(11)	4	n.s.
Résultat d'exploitation	711	844	+ 18,8%
Quote-part de résultat des sociétés mises en équivalence	4	13	X 3,5
Autres éléments hors exploitation (hors coûts liés au rapprochement)	0	(2)	n.s.
Résultat avant impôts	**715**	**856**	**+ 19,8%**
Impôt sur les bénéfices	(237)	(272)	+ 14,6%
Résultat net avant coûts liés au rapprochement	**478**	**584**	**+ 22,4%**
ROE (en% des fonds propres alloués)		**20,2%**	-

1 *Afin de rendre les comparaisons plus pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4.*

* *Elles ont été, par ailleurs, établies à périmètre et convention comparables.*

Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes

Les encours sous gestion croissent de 15% entre juin 2004 et juin 2005 pour dépasser 461 milliards d'euros (hors doubles comptes), soit + 55,7 milliards d'euros en six mois. Les performances commerciales et financières sont excellentes et le développement à l'international s'accélère.

Dans le domaine de la gestion d'actifs, l'encours total du Groupe (géré par les entités du groupe Segespar, BFT et Equalt) atteint 395,8 milliards d'euros au 30 juin 2005. Sur un an, la croissance des actifs gérés atteint 15,8% hors apports intra-groupe et à périmètre constant. La progression a été particulièrement forte sur le semestre avec une hausse de 41,5 milliards d'euros à périmètre et méthode de valorisation inchangés. Elle a été alimentée par la performance des marchés sur la période et par une collecte nette proche de 21 milliards d'euros, concentrée principalement sur les fonds obligataires et alternatifs et largement dynamisée par les entreprises et les institutionnels.

Au cours du semestre, Crédit Agricole Asset Management a préparé la rationalisation de son offre d'OPCVM, enrichi sa gamme de nouveaux fonds à performance absolue (CAAM Dynarbitrage, obligations « Dynamo » gérées par CAAM et commercialisées par BNP Paribas), de produits structurés (Protein', Biathlon, Magnesium, Acti PEA, Selecta) et lancé sur Euronext un nouveau tracker (ETF CAC40 Indexis).

En outre, le processus de rapprochement entre les deux sociétés de gestion d'actifs immobiliers pour compte de tiers, Uniger et CLAM Immobilier, a pris juridiquement effet le 1er juillet. Il donne naissance à Crédit Agricole Asset Management Immobilier, acteur de premier plan sur le marché des sociétés civiles de placement immobilier (SCPI), avec un encours de 2,2 milliards d'euros et une part de marché de 15% (source ASPIM). Il développe, par ailleurs, à destination de la clientèle gestion privée, une activité de diversification patrimoniale combinant les savoir- faire respectifs des deux entités rapprochées.

La production de crédit à la consommation s'élève à 11,3 milliards d'euros sur le premier semestre 2005, en très forte croissance par rapport au 1er semestre 2004 (+ 18,4%). Elle est particulièrement dynamique à l'étranger (+ 45,6%), avec des performances remarquables en Italie (Agos Itafinco : + 65%) et en Allemagne (Creditplus : + 28%).

Au 30 juin 2005, les encours de crédits atteignent 34,2 milliards d'euros, en hausse de 15,2% sur un an. En France, la coopération avec le réseau se développe à un rythme rapide : + 25,1% avec les Caisses régionales et + 13,7% avec le Crédit Lyonnais. À l'étranger, les encours des filiales marquent une progression de plus de 41% et représentent désormais près de 32% du total contre moins de 26% il y a un an.

Les projets d'acquisition se poursuivent. Conformément à l'accord qui avait été conclu fin décembre 2004, Sofinco a finalisé, début juillet, la prise de contrôle de la société financière Credilar, filiale de la banque portugaise Millennium bcp, spécialisée en équipement de la maison. Cette opération permet à Sofinco de renforcer sa présence au Portugal en y devenant ainsi le leader des établissements généralistes de crédit à la consommation.

Sofinco a annoncé également, début juillet, la signature d'un accord portant sur l'acquisition de 100% de la société C.P. Leasing en République tchèque (se reporter au communiqué de presse du 7 juillet 2005 - voir Perspectives/Tendances récentes).

Dans le domaine du **crédit-bail**, les encours de Crédit Agricole Leasing (nouvelle dénomination de la filiale Ucabail) sont relativement stables à 12,6 milliards d'euros fin juin 2005. L'activité connaît cependant une légère reprise (+ 5,6% par rapport à la production du premier semestre 2004), plus soutenue à l'international (+ 12,7%), notamment en Pologne au travers d'EFL, particulièrement dynamique sur les financements automobiles et l'équipement. En France, la production semestrielle de Crédit Agricole Leasing augmente de 5% grâce au développement du crédit-bail mobilier et du financement des investissements publics et de projets liés à l'environnement.

Le coût du risque de l'ensemble du pôle représente 183 millions d'euros, en recul de 3,2% sur un an, imputable à l'amélioration des risques constatée en crédit-bail et en crédit à la consommation.

Avant coûts liés au rapprochement, le **résultat avant impôt** ressort à 384 millions d'euros, en hausse de 12,8% par rapport au 1er semestre 2004 et le **résultat net** s'établit à 255 millions, en hausse de 15,6%. Le ROE ressort à 23,7% au 30 juin 2005 et le **coefficient d'exploitation** du métier à 52,8%.

Le résultat brut d'exploitation s'établit donc à 497 millions d'euros au premier semestre 2005, en augmentation de 9,1% sur celui du premier semestre 2004 et le coefficient d'exploitation de 71,4% est en amélioration notable de 1,7 point sur un an.

La charge du risque est en retrait de 7,1 millions d'euros sur celle du premier semestre 2004 (- 8,9%). Mesuré par rapport aux encours pondérés, le coût du risque (y compris provisions collectives) passe de 45 points de base en 2004 à 36 points de base fin juin 2005 mais le ratio de couverture des risques continue de se renforcer à 80,3%.

Le résultat net du semestre s'établit à 297 millions d'euros, en progression de 14% sur celui du premier semestre 2004. Le ROE annualisé atteint 25,1% sur le semestre.

3. Services financiers spécialisés

(en millions d'euros)	S1 2004 estimé[1] IFRS	S1 2005	variation 2005/2004
Produit net bancaire	**1 130**	**1 197**	**+ 5,9%**
Charges d'exploitation et amortissements	(592)	(632)	+ 6,8%
Résultat brut d'exploitation	**538**	**565**	**+ 5,0%**
Coût du risque	(189)	(183)	- 3,2%
Résultat d'exploitation	349	382	+ 9,4%
Quote-part de résultat des sociétés mises en équivalence	(3)	2	n.s.
Autres éléments hors exploitation (hors coûts liés au rapprochement)	(6)	0	- 100%
Résultat avant impôts	**340**	**384**	**+ 12,8%**
Impôt sur les bénéfices	(120)	(129)	+ 7,7%
Résultat net avant coûts liés au rapprochement	**220**	**255**	**+ 15,6%**
ROE (en% des fonds propres alloués)		**23,7%**	

1 *Afin de rendre les comparaisons plus pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4.*
Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.

Le groupe Crédit Agricole S.A. poursuit son renforcement dans ce pôle, notamment dans le crédit à la consommation et dans l'affacturage.

Dans l'affacturage, Crédit Agricole S.A. a porté de 49,1% à 98,2% sa participation dans Eurofactor en rachetant fin décembre 2004 la participation que détenait Euler Hermes. Le changement de méthode de consolidation qui en résulte (méthode globale au 1er semestre 2005 contre intégration proportionnelle en 2004) impacte les résultats du métier.

Ainsi, la consolidation globale d'Eurofactor dans les comptes au 30 juin 2005 de Crédit Agricole S.A. génère une augmentation du **produit net bancaire** du pôle de 3 points sur une croissance totale du PNB de 5,9% (à 1 197 millions d'euros) ; elle explique aussi 4 points d'augmentation des charges d'exploitation sur une hausse totale de 6,8% (à 632 millions d'euros). Le **résultat brut d'exploitation** atteint 565 millions d'euros, en hausse de 5,0% et de 2,7% hors l'impact de l'intégration globale d'Eurofactor.

Le pôle **affacturage** du Groupe poursuit son amélioration avec un chiffre d'affaires facturé de 14,9 milliards d'euros, en croissance de 15,0% par rapport au premier semestre 2004 (hausse supérieure à celle du marché). Les encours atteignent 5,2 milliards d'euros, avec une progression nettement plus marquée à l'étranger (+ 13,8%), notamment en Allemagne (3e sur son marché) et en Belgique.

Les activités de crédit à la consommation génèrent plus de 85% du résultat brut d'exploitation du pôle.

2. Banque de proximité en France - le Crédit Lyonnais

(en millions d'euros)	S1 2004 estimé[1] IFRS	S1 2005	variation 2005/2004
Produit net bancaire	**1 696**	**1 737**	**+ 2,4%**
Charges d'exploitation et amortissements	(1 240)	(1 240)	0,0%
Résultat brut d'exploitation	**456**	**497**	**+ 9,1%**
Coût du risque	(80)	(72)	- 8,9%
Résultat avant impôts	**376**	**425**	**+ 12,9%**
Impôt sur les bénéfices	(115)	(127)	+ 10,4%
Résultat net	**261**	**297**	**+ 14,0%**
ROE (en% des fonds propres alloués)		**25,1%**	

1 *Afin de rendre les comparaisons plus pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4. Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.*

Le Crédit Lyonnais enregistre **un résultat brut d'exploitation** en croissance sensible (+ 9,1%).

Le produit net bancaire du semestre atteint 1 737 millions d'euros, en hausse de 2,4% sur un an. La période est marquée par la poursuite d'une bonne dynamique commerciale, tant dans le domaine de la collecte que du crédit dans un contexte de forte concurrence.

Les encours de collecte bilan et hors bilan se sont accrus de 5,9% sur un an et atteignent 122,3 milliards d'euros. La hausse est plus marquée pour les produits d'épargne de bilan (+ 7,3%) sous l'effet principal de l'attrait des livrets (+ 19,0% sur un an) et, notamment, du livret « Cerise », ainsi que des comptes à terme (+ 8,6%). La croissance annuelle des dépôts à vue s'accélère aussi passant de + 3,3% fin mars à + 5,2% fin juin grâce aux liquidités des entreprises.

La collecte en assurance-vie poursuit sa progression à un rythme soutenu avec une collecte nette en hausse de 30% sur celle du premier semestre 2004 et des encours en hausse de 9,8% à 31,2 milliards d'euros.

En matière d'opérations sur titres, le Crédit Lyonnais s'est montré particulièrement performant au cours du premier trimestre dans le placement des titres SANEF obtenant une part de marché (20%) très supérieure à sa part de marché dans l'épargne.

La production de crédits aux particuliers reste soutenue notamment pour le financement de l'habitat dont les encours progressent de 9,4% sur un an. La croissance annuelle des crédits aux professionnels accélère passant de 2,6% fin mars à 4,3% fin juin 2005 sous l'impact des prêts à l'équipement. La reprise de la demande de crédits à moyen et long terme des PME, constatée au premier trimestre, se confirme au second ; la production est en hausse de 34% par rapport à celle du premier semestre 2004 et les encours de 11,9%. Au total, les encours de crédits progressent de 6,6% sur un an pour atteindre 50,3 milliards d'euros au 30 juin 2005.

Hors éléments exceptionnels, la hausse du produit net bancaire est portée par les commissions perçues qui progressent de 4,2% notamment celles sur les opérations d'assurance (+ 6,5%) et la gestion mobilière (+ 5,7%). Les commissions liées à la gestion des comptes enregistrent aussi un rebond notable au second trimestre 2005 (+ 11,7% par rapport à la même période de 2004). Les commissions représentent ainsi 46% du produit net bancaire du semestre.

Les charges d'exploitation sont restées stables d'une période à l'autre à 1 240 millions d'euros ; les avancées du projet d'entreprise se traduisent par une baisse des charges structurelles permettant d'absorber les coûts des investissements commerciaux (poursuite du programme d'optimisation du réseau d'agences, montée en puissance des plates-formes téléphoniques, lancement de la nouvelle marque « LCL »).

La forte croissance de l'activité de crédit ne se dément pas dans un contexte de taux d'intérêt favorable aux emprunteurs. **Les réalisations de prêts** à moyen et long terme (hors prêts à la consommation) des Caisses régionales atteignent 26 milliards d'euros, en hausse de 11,9% par rapport à celles du premier semestre 2004. La production bénéficie d'une demande toujours aussi tonique sur les marchés de l'habitat (15,7 milliards d'euros soit + 16,8% sur la même période de 2004), des entreprises (+ 18,4%) et des professionnels (+ 13,5%).

Les encours des prêts bruts des Caisses régionales enregistrent une croissance vigoureuse de 8,9% entre juin 2004 et juin 2005, supérieure à celle observée l'année précédente (+ 8,5%) ; ils atteignent 252,1 milliards d'euros au 30 juin 2005. La hausse des encours concerne tous les secteurs, avec une accélération de la croissance des prêts à l'habitat (+ 12,9% sur un an), des prêts aux entreprises (+ 6,5%) et aux professionnels (+ 4%).

Ce développement des crédits s'accompagne d'une légère baisse du taux de créances douteuses et litigieuses qui ne représente plus que 3,3% des encours de crédits contre 3,7% un an auparavant. Néanmoins, le provisionnement reste prudent, le taux de couverture des créances douteuses et litigieuses passant de 69,2% au premier semestre 2004 à 73,0% au premier semestre 2005.

L'évolution du **produit net bancaire** bénéficie de la solide progression des commissions de la clientèle (+ 6,8%), tirée par les commissions liées aux activités d'assurances (+ 8,9%) et aux opérations sur les OPCVM (+ 14,6%).

La progression des charges est bien maîtrisée (+ 2,3% par rapport à la même période de 2004), à 3 307 millions d'euros, ce qui permet de dégager un **résultat brut d'exploitation** (corrigé des dividendes et assimilés reçus de Crédit Agricole S.A.) en progression de 7,5% sur un an, et **un coefficient d'exploitation** à 58,2%, en amélioration continue (- 1,2 point par rapport au premier semestre 2004).

Après prise en compte du **coût du risque** en baisse de 7,8% à 345 millions d'euros (soit 23 points de base) et de l'impôt sur les sociétés, **le résultat net cumulé** (hors dividendes et assimilés reçus de Crédit Agricole S.A.) des 41 Caisses régionales atteint 1 112 millions d'euros, en progression de 10,6% sur un an.

Après passage aux normes IFRS des comptes individuels des Caisses régionales, intégration des comptes de leurs filiales et retraitements de consolidation, la **contribution** au résultat consolidé de Crédit Agricole S.A. passe de 375 millions d'euros au premier semestre 2004 à 444 millions d'euros au premier semestre 2005 (+ 18,3%). La rentabilité des capitaux propres alloués au métier ressort à 20,6%.

La contribution des Caisses régionales au résultat net consolidé de Crédit Agricole S.A. enregistre une croissance de 18,3% à 373 millions d'euros.

Rappelons que le résultat de Crédit Agricole S.A. n'intègre que 25% des résultats des 41 Caisses régionales consolidées par mise en équivalence ; leur impact apparaît uniquement au travers du poste « Quote-part dans le résultat des sociétés mises en équivalence ».

Au total, le métier Banque de proximité en France - Caisses régionales contribue ainsi pour plus de 16% au résultat courant avant impôts du Groupe (hors coûts liés au rapprochement Crédit Lyonnais - Crédit Agricole).

(en millions d'euros)	S1 2004 estimé[1] IFRS	S1 2005	variation 2005/2004
Quote-part de résultat des sociétés mises en équivalence	375	444	+ 18,3%
Résultat avant impôt	**375**	**444**	**+ 18,3%**
Impôt sur les bénéfices	(60)**	(71)**	+ 18,3%
Résultat net	**315**	**373**	**+ 18,3%**
ROE (en% des fonds propres alloués)		**20,6%**	

** *Impact fiscal des dividendes perçus des Caisses régionales, les dividendes des CCI et CCA ne bénéficiant pas du régime fiscal mère-fille.*

1 *Afin de rendre les comparaisons plus pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4. Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.*

Cette progression du résultat du métier reflète la poursuite de la dynamique de croissance de l'activité des Caisses régionales, des charges d'exploitation bien maîtrisées et une couverture prudente des risques. Les résultats opérationnels sont en progression constante.

Le produit net bancaire des Caisses régionales progresse de 6,7% à 6,3 milliards d'euros (données sociales agrégées) et de 4,4% hors dividendes et assimilés reçus de Crédit Agricole S.A. De fait, elles ont réalisé une activité très soutenue au premier semestre 2005 sur l'ensemble de leurs marchés.

L'activité de collecte bilan et hors bilan a continué de se développer à un rythme soutenu : + 9,1 milliards d'euros depuis le début de l'année et + 6,9% de juin 2004 à juin 2005 pour atteindre un encours total de 436,4 milliards d'euros.

L'augmentation des **dépôts bancaires** est toujours portée par les livrets : + 7,9% (à 54,1 milliards d'euros), plus particulièrement les comptes sur livrets ordinaires (+ 12,2%) et les livrets « jeunes » (+ 9,2%) ainsi que par le succès du produit épargne retraite « Capital Vert Croissance » qui a drainé plus de 600 millions d'euros de collecte sur le semestre. De même, les dépôts à vue enregistrent une progression significative : + 5,7% sur un an.

La collecte hors bilan des Caisses régionales a fortement augmenté (+ 10,1% par rapport à juin 2004) grâce aux performances de l'assurance-vie (avec une croissance des encours de 10,6% sur un an) et des valeurs mobilières (+ 9,5% pour les OPCVM, FCPE et SCPI et + 9,7% pour les titres).

FONDS PROPRES ALLOUÉS PAR MÉTIERS

(en milliards d'euros)	30/06/2004	30/06/2005
Banque de proximité en France	**5,4**	**5,8**
- Caisses régionales	3,2	3,4
- Le Crédit Lyonnais	2,2	2,4
Services financiers spécialisés	**1,9**	**2,1**
Gestion d'actifs, assurances et banque privée	**5,3**	**5,8**
Banque de financement et d'investissement	**7,2**	**7,7**
- Banque de marchés et d'investissement	2,4	2,6
- Banque de financement	4,8	5,1
Banque de détail à l'international	**2,4**	**2,4**
Fonds propres alloués aux métiers	**22,2**	**23,8**

(en%)	30/06/2004	30/06/2005
Banque de proximité en France	24,2%	**24,2%**
Services financiers spécialisés	8,6%	**8,9%**
Gestion d'actifs, assurances et banque privée	24,1%	**24,5%**
Banque de financement et d'investissement	32,4%	**32,5%**
Banque de détail à l'international	10,7%	**9,9%**
Fonds propres alloués aux métiers	**100%**	**100%**

Pour chaque métier, le ROE est obtenu en divisant le résultat net du métier - après refacturation des excédents ou déficits de fonds propres - , avant coûts liés au rapprochement Crédit Agricole S.A. - Crédit Lyonnais, par le montant des fonds propres, fin de période, alloués à ce métier.

- **Résultats par métier**

CONTRIBUTION DES MÉTIERS AU RÉSULTAT COURANT AVANT IMPÔTS DE CRÉDIT AGRICOLE S.A.

(avant coûts liés au rapprochement)

(en millions d'euros)	30/06/2004* estimé[1] IFRS	30/06/2005
Banque de proximité en France - Caisses régionales	375	**444**
Banque de proximité en France - Le Crédit Lyonnais	376	**425**
Services financiers spécialisés	340	**384**
Gestion d'actifs, assurances et banque privée	715	**856**
Banque de financement et d'investissement	585	**869**
Banque de détail à l'international	191	**240**
Compte propre et divers	(339)	**(491)**
Total résultat	**2 243**	**2 727**

1 *Afin de rendre les comparaisons pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4.*

* *Elles ont été, par ailleurs, établies à périmètre et convention comparables.*

Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.

1. Banque de proximité en France - Caisses régionales

ANALYSE DES RÉSULTATS PAR MÉTIER

- **Présentation des pôles métiers du Groupe**

Au sein du groupe Crédit Agricole S.A., les activités sont organisées en sept secteurs :

- Banque de proximité en France - Caisses régionales ;
- Banque de proximité en France - Le Crédit Lyonnais ;
- Services financiers spécialisés ;
- Gestion d'actifs, assurances et banque privée ;
- Banque de financement et d'investissement ;
- Banque de détail à l'international ;
- Gestion pour compte propre et divers.

Les résultats consolidés de Crédit Agricole S.A. sont analysés par grande ligne de métiers selon les conventions décrites dans le rapport de gestion sur l'exercice 2004.

Suite aux réorganisations internes consécutives à l'intégration du Crédit Lyonnais dans le Groupe, les découpages d'activités entre les pôles métiers ont subi quelques modifications. Ces réaffectations ont fait l'objet de retraitements dans les comptes de l'exercice 2004 ; elles sont marginales : au premier semestre 2004, elles affectent pour 0,5 million d'euros le résultat brut d'exploitation de la BFI (soit 0,09%), pour 2,5 millions d'euros le résultat brut d'exploitation du métier de Gestion d'actifs (soit 0,3%), pour 5 millions d'euros le résultat brut d'exploitation de la Banque de détail à l'international (soit 13,7%) et pour 2 millions d'euros le résultat brut d'exploitation du Compte propre et divers (soit 0,6%). Les principaux soldes intermédiaires de gestion des métiers concernés par ces réaffectations de produits et de charges sont indiqués pour 2004 « à périmètre et conventions comparables à 2005 ». Toutes les données suivies d'un astérisque (*) sont calculées sur cette base.

Par ailleurs, l'affectation de l'activité de Capital-investissement a été modifiée. Cette activité, réalisée par Crédit Agricole Private Equity et IDIA, antérieurement intégrée au métier de Banque de financement et d'investissement, est rattachée au pôle « Gestion pour compte propre et divers » à compter de l'exercice 2005. De même, le périmètre du pôle de Banque de détail à l'international a fait l'objet de changements limités, certaines filiales (BFCAG, UBAF, Yémen, Égypte) ayant été transférées vers d'autres métiers. Les résultats 2004 de ces métiers ont été retraités en conséquence, de même que l'allocation des fonds propres.

- **Règles d'allocation des fonds propres**

La méthodologie d'allocation des fonds propres par pôle et de calcul des retours sur fonds propres ou ROE (return on equity) est celle en vigueur au 31 décembre 2004 dont les règles sont décrites dans le rapport de gestion sur l'exercice 2004 (voir document de référence 2004 « Présentation des pôles métiers du Groupe » et « Règles d'allocation des fonds propres »).

RISQUES PONDÉRÉS RETENUS POUR L'ALLOCATION DES FONDS PROPRES

(en milliards d'euros)	30/06/2004	30/06/2005
Banque de proximité en France	**87,9**	**93,3**
- Caisses régionales	50,7	53,8
- Le Crédit Lyonnais	37,2	39,5
Services financiers spécialisés	**31,2**	**35,8**
Gestion d'actifs, assurances et banque privée	**11,8**	**13,1**
Banque de financement et d'investissement	**116,8**	**125,3**
Banque de détail à l'international	**3,6**	**3,2**

RATIO INTERNATIONAL DE SOLVABILITÉ DU GROUPE CRÉDIT AGRICOLE S.A.

(en milliards d'euros)	31/12/2004 publié normes françaises	30/06/2005
Risques		
Risques de crédit	195,0	217,6
Risques de marché	20,6	18,3
- Risques de taux	14,3	14,5
- Risques actions	2,4	0,5
- Risques de change	1,5	0,6
- Risques sur les matières premières	0,0	0,0
- Risques évalués par modèle interne	2,4	2,7
Total des risques pondérés (dénominateur)	**215,6**	**235,9**
Fonds propres disponibles		
Tier 1	17,6	18,9
Tier 2	14,2	15,2
Tier 3	1,2	1,1
Déductions	- 14,5	- 15,8
Total des fonds propres disponibles	**18,5**	**19,4**
Ratio de solvabilité Tier 1	**8,0%**	**7,8%**
Ratio de solvabilité global	**8,6%**	**8,2%**

L'évolution des différentes composantes du ratio s'analyse comme suit :

- les risques pondérés s'élèvent à 235,9 milliards d'euros au 30 juin 2005 en progression de 20,3 milliards d'euros sur le premier semestre 2005 (+ 9,4%). Cette évolution reflète pour l'essentiel la progression des risques pondérés de la Banque de financement et d'investissement (+ 4,1% hors effet dollar) et l'incidence de l'augmentation du cours du dollar (+ 2,5%) ;
- les fonds propres durs (Tier 1) s'élèvent à 18,9 milliards d'euros au 30 juin 2005, en hausse de 1,3 milliard d'euros par rapport au 31 décembre 2004 essentiellement en raison du résultat conservé de la période, de l'émission de titres super subordonnés réalisée au mois de janvier et des écarts de conversion positifs constatés au premier semestre ;
- les fonds propres complémentaires (Tier 2) augmentent de 1 milliard d'euros, à 15,2 milliards d'euros, sous l'effet des émissions de TSR et de TSDI (997 millions d'euros au total) ;
- les fonds propres surcomplémentaires admis au ratio (Tier 3) sont quasiment stables ;
- les déductions augmentent de 1,3 milliard d'euros (dont près de 500 millions d'euros dus à la hausse des capitaux propres des sociétés mises en équivalence résultant du passage aux normes IAS).

La contribution des sociétés mises en équivalence est en hausse de 27,2%, passant de 580 millions d'euros au premier semestre 2004 à 738 millions d'euros. Cette forte croissance provient pour l'essentiel de la progression de 18,3% de la quote-part des résultats des Caisses régionales et de la contribution des banques de détail à l'international (+ 34,8% par rapport au premier semestre 2004) dont principalement Banca Intesa.

Avant coûts liés au rapprochement, **le résultat avant impôts** s'élève à 2 727 millions d'euros, en hausse de 21,6% sur la même période de 2004 et **le résultat net part du groupe** atteint 1 963 millions d'euros, en hausse de 27,9%, conduisant à un **ROE** annualisé de 15,9% (hors plus-values latentes) pour le Groupe. La rentabilité des capitaux propres alloués aux métiers s'établit à 20,2%.

Les **coûts bruts générés par le rapprochement de Crédit Agricole S.A. et du Crédit Lyonnais** et comptabilisés en résultat au cours du premier semestre 2005 s'élèvent à 144 millions d'euros (soit 98 millions d'euros nets d'impôt). Ils financent les projets destinés à concrétiser les synergies (rationalisation du dispositif immobilier et des systèmes informatiques, accompagnement social).

Les synergies réalisées (soit 612 millions d'euros pour l'ensemble de l'exercice 2005 acquises dès le 30 juin 2005) sont en ligne avec les objectifs de réduction de coûts attendus (620 millions d'euros pour 2005 et 760 millions d'euros pour 2006).

STRUCTURE FINANCIÈRE DU GROUPE

Au 30 juin 2005, les **capitaux propres**, part du Groupe, (y compris le résultat de l'exercice) s'élèvent à 27,7 milliards d'euros.

Leur augmentation depuis le 1er janvier 2005 (+ 1,6 milliard d'euros) s'explique pour l'essentiel par le résultat du semestre (1,9 milliard d'euros), diminué des dividendes versés par Crédit Agricole S.A. au titre de l'exercice 2004 (813 millions d'euros après dividendes reçus des Caisses régionales et des filiales). Elle résulte aussi des gains latents du semestre sur les titres disponibles à la vente et des écarts de conversion.

Les fonds propres bruts (capitaux propres, dettes subordonnées et assimilées) du Groupe atteignent 51,9 milliards d'euros (contre 48,8 milliards d'euros au 1er janvier 2005), en augmentation de 3,1 milliards d'euros sur le semestre en liaison avec l'accroissement des capitaux propres et des dettes subordonnées (+ 1,4 milliard d'euros).

Après déduction de la part des intérêts minoritaires (1,1 milliard d'euros hors actions de préférence), la part du Groupe dans les fonds propres atteint 50,8 milliards d'euros.

Au 30 juin 2005, le **ratio international de solvabilité** s'établit à 8,2% contre 8,0% au 31 décembre 2004 estimé après application des normes IAS/IFRS (8,6% en normes françaises). Le ratio de solvabilité Tier One s'inscrit à 7,8% contre 7,4% au 31 décembre 2004 estimé aux normes IFRS (8,0% en normes françaises).

COMPTE DE RÉSULTATS CONSOLIDÉS SYNTHÉTIQUE

(en millions d'euros)	S1 2004 estimé[1] IAS/IFRS	S1 2005	variation 2005/2004
Produit net bancaire	**6 274**	**6 694**	**+ 6,7%**
Charges générales d'exploitation	(4 273)	(4 463)	+ 4,4%
Résultat brut d'exploitation	**2 001**	**2 231**	**+ 11,5%**
Coût du risque	(309)	(261)	- 15,5%
Quote-part de résultat des sociétés mises en équivalence	580	738	+ 27,2%
Autres éléments hors exploitation	(29)	19	n.s.
Résultat courant avant impôts	**2 243**	**2 727**	**+ 21,6%**
Coûts liés au rapprochement CA S.A./Crédit Lyonnais	(164)	(144)	- 12,2%
Impôt sur les bénéfices	(502)	(541)	+ 7,8%
Résultat net	**1 577**	**2 042**	**+ 29,5%**
Intérêts minoritaires	(157)	(177)	+12,7%
Résultat net part du Groupe	**1 420**	**1 865**	**+ 31,3%**
Résultat net part du Groupe avant coûts liés au rapprochement CA S.A. - Crédit Lyonnais	**1 535**	**1 963**	**+ 27,9%**

1 *Afin de rendre les comparaisons plus pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4. Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.*

Cette performance traduit une augmentation sensible de la contribution de tous les métiers. La forte dynamique commerciale des activités de banque de détail en France permet aux Caisses régionales et au Crédit Lyonnais de dégager des résultats opérationnels en forte hausse ; la gestion d'actifs enregistre un très bon niveau de collecte et une très bonne rentabilité ; les Services financiers spécialisés bénéficient de la combinaison positive d'une croissance organique forte et de la politique d'acquisition engagée ; les revenus et les résultats de la Banque de financement et d'investissement (BFI) sont en hausse et son coefficient d'exploitation en très nette amélioration ; la banque de détail à l'international profite de l'excellente contribution de Banca Intesa.

Le **produit net bancaire** s'établit à 6 694 millions d'euros. Sa croissance de 6,7% est tirée notamment par le bon niveau d'activité des métiers de gestion d'actifs et de BFI, les effets relatifs aux impacts de change et de périmètre se compensant totalement.

Les **charges d'exploitation** sont contenues à 4 463 millions d'euros, en augmentation de 4,4% par rapport au premier semestre 2004 où la base de coûts était significativement réduite. Cette évolution des charges est liée en grande partie à la très bonne tonicité des activités de la BFI, les synergies réalisées permettant d'absorber l'essentiel de la hausse des charges liées à la croissance organique.

En conséquence, le **résultat brut d'exploitation** ressort à 2 231 millions d'euros, enregistrant une progression de 11,5% par rapport au premier semestre 2004 (+ 11,5% également à taux de change et périmètre constant). Le coefficient d'exploitation continue de s'améliorer, passant de 68,1% au premier semestre 2004 à 66,7% au premier semestre 2005 (- 1,4 point).

Le **coût du risque** représente 261 millions d'euros ; dans un environnement de risque toujours très favorable, il s'inscrit en recul de 15,5% par rapport à celui de la période correspondante de 2004. Les créances douteuses s'élèvent à 8,5 milliards d'euros au 30 juin 2005 contre 8,7 milliards d'euros en 2004, représentant 3,5% des créances brutes sur la clientèle et les établissements de crédit contre 4,2% sur l'année 2004. Elles sont couvertes à hauteur de 87,5% par des provisions (84% en 2004), dont 69,1% hors provisions collectives.

Les autres modifications affectant le périmètre du Groupe entre les premiers semestres 2004 et 2005 n'ont pas d'impact significatif sur les comptes. Il s'agit de la consolidation en direct d'entités précédemment consolidées sous un palier. Il s'agit aussi de fusions d'entités dans le cadre de la réorganisation du Groupe.

RÉSULTATS CONSOLIDÉS DU GROUPE CRÉDIT AGRICOLE S.A.

- **Environnement économique et financier**

L'environnement économique et financier est resté globalement contrasté au premier semestre 2005.

Les États-Unis ont affiché une forte croissance du PIB (+ 3,6% en moyenne sur le premier semestre 2005). La consommation des ménages, tirée par le rebond de l'emploi, reste bien orientée mais avec un certain essoufflement par rapport au semestre précédent. L'investissement des entreprises, malgré une évolution erratique, affiche aussi une performance flatteuse. Au total, les États-Unis conservent leur rôle de locomotive de la croissance mondiale mais les déséquilibres (double déficit courant et public) restent prégnants.

En Europe, la croissance est nettement plus modeste (+ 0,4% en moyenne sur le premier semestre). Après un premier trimestre satisfaisant (la dynamique de la demande mondiale ayant permis une bonne progression des exportations), le deuxième trimestre affiche un ralentissement transitoire. Si les causes sont multiples (ralentissement de la demande mondiale, absence d'une politique budgétaire de soutien, déstockage industriel), deux éléments ont joué plus fortement : un choc de compétitivité (lié à la hausse marquée de l'euro au premier trimestre), un choc de prix (hausse du coût des matières premières avec un impact négatif sur le pouvoir d'achat des ménages et les marges des industriels). En outre, la demande des ménages continue d'afficher des performances modestes dans la zone euro suite à l'évolution atone de leur revenu dans un contexte où l'emploi peine à redémarrer. En France, cependant, la consommation résiste mieux malgré une confiance des ménages très faible et un marché du travail difficile : ponction dans l'épargne, recours accru à l'endettement, bonne tenue du marché immobilier (effet de richesse, plus-values) expliquant les bons résultats.

Sur les marchés financiers, on note une bonne progression des marchés actions européens dans un contexte de persistance de taux d'intérêt bas et d'une croissance non inflationniste (en dépit de la hausse des prix du pétrole). Aux États-Unis, la politique de remontée graduelle des taux d'intérêt se poursuit (+ 100 points de base au premier semestre) mais l'impact sur les taux longs est très faible. Ces derniers restent sur des niveaux particulièrement bas de part et d'autre de l'Atlantique. En Europe, le maintien d'un statu quo par la BCE en matière de taux d'intérêt et les perspectives de croissance modeste expliquent en partie la faiblesse des taux longs et l'écartement du spread de taux d'intérêt à long terme (à la faveur des États-Unis).

- **Résultats consolidés de Crédit Agricole S.A.**

Rappelons que, dans l'analyse des résultats consolidés de Crédit Agricole S.A. présentée ci-après, les évolutions sont calculées par rapport aux données estimées[1] du premier semestre 2004.

Le résultat net, part du groupe, de Crédit Agricole S.A. sur le premier semestre 2005 s'élève à 1 865 millions d'euros, en hausse de 31,3% sur celui de la même période de 2004. Avant prise en compte des coûts liés au rapprochement entre Crédit Agricole S.A. et le Crédit Lyonnais, il atteint 1 963 millions d'euros et s'accroît de 27,9% sur celui du premier semestre 2004. Le résultat du second trimestre (1 026 millions d'euros) confirme la tendance avec une progression de 9,5% sur celui du premier trimestre 2005 et de 18,1% sur celui du second trimestre 2004.

1 *Afin de rendre les comparaisons plus pertinentes, les données relatives au premier semestre 2004 ont été estimées en norme IAS/IFRS, y compris les normes 32 et 39 et IFRS 4. Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.*

Les états financiers sont donc présentés sous deux formats :

- un jeu de comptes « réglementaire » examiné par les Commissaires aux comptes, qui présente les comptes au 30 juin 2005 aux normes IFRS (référentiel complet) comparés aux comptes de 2004 retraités aux normes IFRS applicables en 2004 (c'est-à-dire hors normes IAS 32 et 39 et IFRS 4). Les données chiffrées de ces deux périodes ne sont donc pas directement comparables ;
- le second, produit pour des besoins de comparabilité, présente les comptes au 30 juin 2005 comparés aux comptes de 2004 à normes constantes. Ces données n'ont fait l'objet d'aucun travail de la part des Commissaires aux comptes.

Sauf indication contraire, dans ce rapport d'activité pour le premier semestre 2005, l'analyse des évolutions est faite à normes constantes ; celles-ci sont calculées par rapport aux données 2004 estimées selon les normes IAS/IFRS y compris les normes IAS 32 et 39 et IFRS 4.

Impacts du nouveau référentiel IAS/IFRS sur les comptes consolidés de Crédit Agricole S.A. en 2004 et au 1er janvier 2005

Les impacts du passage aux normes IAS/IFRS sur les capitaux propres et les résultats de l'exercice 2004 ont fait l'objet d'une communication spécifique de Crédit Agricole S.A. le 22 avril 2005, reprise dans l'actualisation A.02 du document de référence de Crédit Agricole S.A. déposée auprès de l'AMF le 4 mai 2005.

Le montant des capitaux propres estimé au 1er janvier 2005 (y compris les normes IAS 32 et 39 et IFRS 4) communiqué à cette occasion (26 603 millions d'euros) a fait l'objet d'une correction à la baisse de 493 millions d'euros correspondant principalement aux impacts des sociétés cotées dans lesquelles le Groupe détient une participation minoritaire qui n'avaient pas encore rendu public les impacts de leur conversion aux IAS/IFRS (cf. tableau de passage des capitaux propres dans les états financiers).

Les tableaux de passage du résultat au 30 juin 2004 en normes françaises au résultat en normes IFRS hors IAS 32 et 39 et IFRS 4 d'une part et y compris IAS 32 et 39 et IFRS 4 d'autre part sont présentés en notes 30 et 31 des annexes aux états financiers.

- **Évolution du périmètre de consolidation**

Au 30 juin 2005, le périmètre de consolidation du Groupe comprend 413 filiales et participations.

Depuis le 31 décembre 2004, il a peu évolué (se reporter à la note 2 de l'annexe aux états financiers « périmètre de consolidation »).

Les principales variations de périmètre affectant les comptes entre le 1er semestre 2004 et le 1er semestre 2005 sont les suivantes:

- dans l'affacturage, Crédit Agricole S.A. a porté de 49,1% à 98,2% sa participation dans Eurofactor en rachetant, en toute fin d'année 2004, la participation que détenait Euler Hermes. Le changement de méthode de consolidation des résultats dans les comptes de Crédit Agricole S.A. est intervenu en date du 31 décembre 2004 : au 31 décembre 2004, les résultats d'Eurofactor étaient encore consolidés par la méthode de l'intégration proportionnelle. En revanche, le bilan était consolidé globalement à cette date ;
- en banque de détail à l'international, Calyon a cédé, le 30 juillet 2004, 42% des 51% de sa participation dans la Banque Libano-Française SAL. Aussi, ses résultats étaient encore pris en compte dans ceux de Crédit Agricole S.A. au premier semestre 2004 ;
- dans l'assurance, Pacifica a porté à 40% sa participation dans les Assurances Fédérales IARD. AF IARD est consolidée par mise en équivalence à compter de juin 2005, mais l'impact sur les résultats n'est pas significatif (1,7 million d'euros).

RECENT DEVELOPMENTS

1. FINANCIAL STATEMENTS OF THE ISSUER FOR THE SIX MONTHS ENDED 30 JUNE 2005

RAPPORT D'ACTIVITÉ DE CRÉDIT AGRICOLE S.A. SUR LE 1ER SEMESTRE 2005

Dans un environnement économique et financier contrasté, Crédit Agricole S.A. a dégagé des résultats en forte progression au cours du premier semestre 2005. Le résultat net, part du Groupe, atteint 1 865 millions d'euros, en hausse de 31,3% sur celui du premier semestre 2004 (à normes constantes). Le ROE annualisé s'établit à 15,9%.

Cette performance reflète de bons résultats opérationnels (progression du résultat brut d'exploitation de 11,5%), une amélioration du coefficient d'exploitation, un coût du risque encore en diminution pour s'établir à un niveau historiquement bas, une croissance marquée (+ 27,2%) de la contribution des sociétés mises en équivalence et une rentabilité en forte hausse.

Ces résultats sont obtenus dans un Groupe transformé en profondeur après l'achèvement de l'intégration du Crédit Lyonnais. De fait, l'exercice 2005 constitue la première année de plein exercice du Groupe dans sa nouvelle configuration. Chacun des métiers a contribué à cette croissance, portée par une activité commerciale soutenue dans les Caisses régionales et dans le réseau du Crédit Lyonnais, par un fort dynamisme des métiers de la gestion d'actifs et des services financiers spécialisés et par une forte progression des résultats de la banque de financement et d'investissement et de la banque de détail à l'international.

PRÉSENTATION DES ÉTATS FINANCIERS DU GROUPE CRÉDIT AGRICOLE S.A.

- **Changements de principes et méthodes comptables : application du nouveau référentiel IAS/IFRS**

En application du règlement CE n° 1606/2002 adopté par l'Union européenne le 19 juillet 2002, les états financiers consolidés de Crédit Agricole S.A. sont établis, à compter des exercices ouverts après le 1er janvier 2005, selon le référentiel « International Financial Reporting Standards » (IFRS) applicable au 30 juin 2005. Le Groupe applique aussi la recommandation du 30 décembre 2003 émise par le Comité des Régulateurs de Valeurs Mobilières (CESR) et requise par la recommandation AMF du 6 juillet 2004 sur la transition aux normes IFRS.

La note 1 de l'annexe aux états financiers « principes comptables » présente une description des principes retenus par le Groupe et des modalités d'application.

Conditions de constitution des éléments chiffrés

La date de transition aux normes IFRS est le 1er janvier 2004 pour l'ensemble des normes, à l'exception des IAS 32 et 39 et de l'IFRS 4 applicables à compter du 1er janvier 2005. En conséquence, les rapprochements avec l'exercice 2004 sont effectués conformément à la réglementation entre normes françaises et normes IFRS hors les normes IAS 32 et 39.

Toutefois, afin de rendre les comparaisons pertinentes, les données 2004 ont été également estimées y compris l'effet des normes IAS 32 et 39 et de la norme IFRS 4. Ces estimations n'ont pas fait l'objet de travaux de la part des Commissaires aux comptes.

(2) It understands that the Notes have not been and will not be registered under the Securities Act. It and each subsequent purchaser of such Notes in resales prior to expiration of the Distribution Compliance Period, (as defined under "Subscription and Sale") agrees, for the benefit of the Issuer, the Dealers and the Dealers' affiliates, that, if prior to the expiration of the Distribution Compliance Period, it decides to resell, pledge or otherwise transfer such Notes purchased by it, any offer, sale or transfer of such Notes will be made in (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or the account of a QIB or (b) in an offshore transaction in compliance with Regulation S, in each case in accordance with any applicable securities laws of any State of the United States.

(3) With respect to any such Notes that are Registered Notes, it understands that prior to the expiration of the Distribution Compliance Period relating to such Notes, unless the Issuer determines otherwise in compliance with the Distribution Compliance Period and applicable law, such Notes will bear a legend to the following effect:

THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER OR (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, IN EITHER CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

(4) It acknowledges that the Issuer, the Registrar, the Dealers and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements.

(5) It understands that the Notes offered in reliance on Regulation S will be represented by the Unrestricted Global Certificate. Prior to the expiration of the Distribution Compliance Period, before any interest in the Restricted Global Certificate may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Unrestricted Global Certificate, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Agency Agreement) as to compliance with applicable securities laws.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meaning given to them by the U.S. Internal Revenue Code and regulations thereunder.

Registered Notes will be offered in the United States only by approaching prospective purchasers on an individual basis. No general solicitation or general advertising (as such terms are used in Rule 502 under the Securities Act) will be used in connection with the offering of the Notes in the United States and no directed selling efforts (as defined in Regulation S) will be used in connection with the offering of the Notes outside of the United States.

TO IN THIS PARAGRAPH. NO REPRESENTATION CAN BE MADE AS TO AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS NOTE.

IF REQUESTED BY THE ISSUER OR BY A DEALER, THE PURCHASER AGREES TO PROVIDE THE INFORMATION NECESSARY TO DETERMINE WHETHER THE TRANSFER OF THIS NOTE IS PERMISSIBLE UNDER THE SECURITIES ACT. THIS NOTE AND RELATED DOCUMENTATION MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS NOTE TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO THE RESALE OR TRANSFERS OF RESTRICTED SECURITIES GENERALLY. BY THE ACCEPTANCE OF THIS NOTE, THE HOLDER HEREOF SHALL BE DEEMED TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT."

Each purchaser of Section 4(2) Notes will be required to deliver to the Issuer and the Registrar an investment letter substantially in the form prescribed in the Agency Agreement. The Section 4(2) Notes will be subject to the transfer restrictions set forth in the above legend, such letter and in the Agency Agreement. Inquiries concerning transfers of Notes should be made to any Dealer.

(5) It acknowledges that the Issuer, the Registrar, the Dealers and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements. If it is acquiring any Restricted Notes for the account of one or more QIBs, or Institutional Accredited Investors, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

(6) It understands that the Rule 144A Notes may be represented by the Restricted Global Certificate. Before any interest in the Restricted Global Certificate may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in an Unrestricted Global Certificate, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Agency Agreement) as to compliance with applicable securities laws.

(7) It acknowledges that (a) it has been afforded an opportunity to request from the Issuer and to review, and it has received, all additional information considered by it to be necessary to verify the accuracy of the information herein and the applicable Final Terms; (b) it has not relied on any Dealer or any person affiliated with any Dealer in connection with its investigation of the accuracy of the information contained in this Base Prospectus or the applicable Final Terms or its investment decision; and (c) no person has been authorised to give any information or to make any representation concerning the Issuer or the Notes other than those contained in this Base Prospectus and the applicable Final Terms and, if given or made, such other information or representation should not be relied upon as having been authorised by the Issuer or any Dealer.

Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S Notes

Each purchaser of Notes outside the United States in reliance on Regulation S will be deemed to have represented and agreed and acknowledged as follows:

(1) It is, or at the same time Notes are purchased will be, the beneficial owner of such Notes and it is located outside the United States and is not a U.S. person (as defined in Regulation S) and it is not an affiliate of the Issuer or a person acting on behalf of such affiliate.

UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS NOTE ACKNOWLEDGES FOR THE BENEFIT OF THE ISSUER AND THE DEALERS THE RESTRICTIONS ON THE TRANSFER OF THIS NOTE SET FORTH BELOW AND AGREES THAT IT SHALL TRANSFER THIS NOTE ONLY AS PROVIDED IN THE AMENDED AND RESTATED AGENCY AGREEMENT ENTERED INTO BY THE ISSUER ON 30 SEPTEMBER 2005. THE PURCHASER REPRESENTS THAT IT IS ACQUIRING THIS NOTE FOR INVESTMENT ONLY AND NOT WITH A VIEW TO ANY SALE OR DISTRIBUTION HEREOF, SUBJECT TO ITS ABILITY TO RESELL THIS NOTE PURSUANT TO RULE 144A OR REGULATION S OR AS OTHERWISE PROVIDED BELOW AND SUBJECT IN ANY CASE TO ANY REQUIREMENT OF LAW THAT THE DISPOSITION OF THE PROPERTY OF ANY PURCHASER SHALL AT ALL TIMES BE AND REMAIN WITHIN ITS CONTROL. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH NOTE PRIOR TO THE DATE (THE "**RESALE RESTRICTION TERMINATION DATE**") WHICH IS TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF SUCH NOTE) ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANINGS OF SUBPARAGRAPHS (a)(1), (a)(2), (a)(3) OR (a)(7) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THE NOTE FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL "ACCREDITED INVESTOR", IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES OF US$500,000 AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, (F) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 (IF AVAILABLE) OR (G) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER'S RIGHT, PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (E), (F) OR (G), TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO THE ISSUER. IN ADDITION, IN EACH OF THE FOREGOING CASES SUCH OFFER, SALE OR TRANSFER WILL ONLY BE MADE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS NOTE IS REQUIRED TO BE COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE PRINCIPAL PAYING AGENT. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE TRANSFER RESTRICTIONS REFERRED

TRANSFER RESTRICTIONS

Each purchaser of Rule 144A Notes and each purchaser of Section 4(2) Notes, by accepting delivery of this Base Prospectus, will be deemed to make the relevant representations, acknowledgements and agreements set forth below, and each Institutional Accredited Investor purchasing Section 4(2) Notes will be required to execute an investment letter in which it will make the relevant representations, acknowledgements and agreements set forth below:

(1) It (a)(i) is a QIB, (ii) is acquiring such Notes for its own account or for the account of one or more QIBs and (iii) is aware, and each beneficial owner of such Notes has been advised, that the sale of such Notes to it is being made in reliance on Rule 144A or (b)(i) is an Institutional Accredited Investor acquiring such Notes for its own account or for the account of one or more Institutional Accredited Investors for investment purposes only and not with a view to the distribution of the Notes, (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Notes, and (iii) is able to bear the economic risk of its investment.

(2) It understands that the Notes have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with the applicable legend set forth in either paragraph (3) or paragraph (4) below.

(3) It understands that Notes offered and sold in reliance on Rule 144A, unless the Issuer determines otherwise in compliance with applicable law, will bear a legend to the following effect:

THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (4) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANINGS OF SUBPARAGRAPHS (a)(1), (a)(2), (a)(3) or (a)(7) OF RULE 501 UNDER THE SECURITIES ACT (IN WHICH CASE THE TRANSFEREE SHALL DELIVER TO THE ISSUER AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH TRANSFER DOES NOT REQUIRE THE REGISTRATION OF THE NOTES UNDER THE SECURITIES ACT ALONG WITH SUCH OTHER CERTIFICATIONS AND OTHER DOCUMENTS OR INFORMATION AS THE ISSUER SHALL REQUIRE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS NOTE.

(4) It understands that Notes offered and sold in the United States to an Institutional Accredited Investor pursuant to Section 4(2) of the Securities Act or in certain other transactions which are exempt from registration under the Securities Act will bear a legend to the following effect:

THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER, AND WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER, THE

Notes initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of Notes may be affected by such local settlement practices and purchasers of Notes who wish to trade Notes between the date of pricing and the relevant Issue Date should consult their own adviser.

transfers of interests in the relevant Registered Global Certificates will be effected through the Fiscal Agent, the custodian and the Registrar receiving instructions (and where appropriate certification) from the transferor and arranging for delivery of the interests being transferred to the credit of the designated account for the transferee. Transfers will be effected on the later of (i) three business days after the trade date for the disposal of the interest in the relevant Registered Global Certificate resulting in such transfer and (ii) two business days after receipt by the Fiscal Agent or the Registrar, as the case may be, of the necessary certification or information to effect such transfer. In the case of cross-market transfers, settlement between Euroclear or Clearstream Luxembourg accountholders and DTC participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

For a further description of restrictions on the transfer of Registered Notes, see "Transfer Restrictions".

DTC has advised the Issuer that it will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of Restricted Global Certificates for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in Restricted Global Certificates are credited and only in respect of such portion of the aggregate principal amount of the relevant Restricted Global Certificates as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the relevant Restricted Global Certificates for exchange for Definitive Registered Notes (which will, in the case of Rule 144A Notes, bear the legend applicable to transfers pursuant to Rule 144A).

DTC has advised the Issuer as follows: DTC is a limited purpose trust company organised under the laws of the State of New York, a "banking organisation" under the laws of the State of New York, a member of the U.S. Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic computerised book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly.

Although DTC, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the Registered Global Certificates among participants and accountholders of DTC, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Issuer, any Paying Agent or any Transfer Agent will have any responsibility for the performance by DTC, Clearstream Luxembourg or Euroclear or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

While a Restricted Global Certificate is lodged with DTC or the custodian, Rule 144A Notes represented by Definitive Registered Notes will not be eligible for clearing or settlement through DTC, Clearstream Luxembourg or Euroclear.

Pre-issue Trades Settlement

It is expected that delivery of Notes will be made against payment therefor on the relevant Issue Date, which could be more than three business days following the date of pricing. Under Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes in the United States on the date of pricing or the next succeeding business days until the relevant Issue Date will be required, by virtue of the fact the

With the exception of Section 4(2) Notes, all Registered Notes will initially be in the form of an Unrestricted Global Certificate and/or a Restricted Global Certificate and Definitive Registered Notes will only be available, in the case of Notes initially represented by an Unrestricted Global Certificate, in amounts specified in the applicable Final Terms, and, in the case of Notes initially represented by a Restricted Global Certificate, in minimum denominations of U.S.$100,000 for Rule 144A Notes (or its equivalent in the relevant currency rounded upwards as agreed between the Issuer and the relevant Dealer(s)). Section 4(2) Notes shall be in minimum denominations of U.S. $500,000 (or its equivalent as aforesaid).

Transfers of Registered Notes

Transfers of interests in Global Certificates within DTC, Clearstream Luxembourg and Euroclear will be in accordance with the usual rules and operating procedures of the relevant clearing system. The laws of some States in the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer interests in a Restricted Global Certificate to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a Restricted Global Certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

In the case of Registered Notes to be cleared through Euroclear, Clearstream Luxembourg and/or DTC, transfers may be made at any time by a holder of an interest in an Unrestricted Global Certificate to a transferee who wishes to take delivery of such interest through the Restricted Global Certificate for the same Series of Notes provided that any such transfer made on or prior to the expiration of the Distribution Compliance Period (as defined in "Subscription and Sale") relating to the Notes represented by such Unrestricted Global Certificate will only be made upon receipt by the Registrar or any Transfer Agent of a written certificate from Euroclear or Clearstream Luxembourg, as the case may be (based on a written certificate from the transferor of such interest), to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities law of any State of the United States or any other jurisdiction. Any such transfer made thereafter of an interest in the Notes represented by such Unrestricted Global Certificate will only be made upon request, through Clearstream Luxembourg or Euroclear, by the holder of an interest in the Unrestricted Global Certificate to the Fiscal Agent and receipt by the Fiscal Agent of details of that account at either Euroclear or Clearstream Luxembourg or DTC to be credited with the relevant interest in the Restricted Global Certificate. Transfers at any time by a holder of any interest in the Restricted Global Certificate to a transferee who takes delivery of such interest through an Unrestricted Global Certificate will only be made upon delivery to the Registrar or any Transfer Agent of a certificate setting forth compliance with the provisions of Regulation S and giving details of the accounts at Euroclear or Clearstream Luxembourg, as the case may be, and/or DTC to be credited and debited, respectively, with an interest in the relevant Global Certificates.

Subject to compliance with the transfer restrictions applicable to the Registered Notes described above and under "Transfer Restrictions", cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear accountholders, on the other, will be effected by the relevant clearing system in accordance with its rules and through action taken by the Custodian, the Registrar and the Fiscal Agent.

On or after the Issue Date for any Series, transfers of Notes of such Series between accountholders in Clearstream Luxembourg and Euroclear and transfers of Notes of such Series between participants in DTC will generally have a settlement date three business days after the trade date (T+3). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Clearstream Luxembourg or Euroclear and DTC participants will need to have an agreed settlement date between the parties to such transfer. Because there is no direct link between DTC, on the one hand, and Clearstream Luxembourg and Euroclear, on the other,

CLEARING AND SETTLEMENT

Book-Entry Ownership

Bearer Notes

The Issuer may make applications to Clearstream Luxembourg and Euroclear for acceptance in their respective book-entry systems in respect of any Series of Bearer Notes. In respect of Bearer Notes, a temporary Global Note and/or a permanent Global Note in bearer form without Coupons may be deposited with a common depositary for Clearstream Luxembourg and Euroclear. Transfers of interests in such temporary Global Notes or other Global Notes will be made in accordance with the *Registered Notes*

The Issuer may make applications to Clearstream Luxembourg and Euroclear for acceptance in their respective book-entry systems in respect of the Registered Notes to be represented by an Unrestricted Global Certificate. Each Unrestricted Global Certificate deposited with a nominee for Clearstream Luxembourg and/or Euroclear will have an ISIN and a Common Code.

The Issuer and a relevant U.S. agent appointed for such purpose that is an eligible DTC participant may make application to DTC for acceptance in its book-entry settlement system of the Registered Notes to be represented by a Restricted Global Certificate. Each Restricted Global Certificate will have a CUSIP number. Each Restricted Global Certificate will be subject to restrictions on transfer contained in a legend appearing on the front of such Certificate, as set out under "Transfer Restrictions". In certain circumstances, as described below in "Transfers of Registered Notes", transfers of interests in a Restricted Global Certificate may be made, as a result of which such legend may no longer be required.

In the case of a Tranche of Registered Notes to be cleared through the facilities of DTC, the custodian, with whom the Registered Global Certificates are deposited, and DTC will electronically record the principal amount of the Restricted Notes held within the DTC system. Investors in Notes of such Tranche may hold their interests in an Unrestricted Global Certificate only through Clearstream Luxembourg or Euroclear. Investors may hold their interests in a Restricted Global Certificate directly through DTC if they are participants in the DTC system, or indirectly through organisations which are participants in such system.

Payments of the principal of, and interest on, each Restricted Global Certificate registered in the name of DTC's nominee will be to or to the order of its nominee as the registered owner of such Restricted Global Certificate. The Issuer expects that the nominee, upon receipt of any such payment, will immediately credit DTC participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Restricted Global Certificate as shown on the records of DTC or the nominee. The Issuer also expects that payments by DTC participants to owners of beneficial interests in such Restricted Global Certificates held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customer. Such payments will be the responsibility of such DTC participants. None of the Issuer, any Paying Agent or any Transfer Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the Restricted Global Certificates or for maintaining, supervising or reviewing any records relating to such ownership interests.

Section 4(2) Notes will be issued only in definitive registered form in the form of Definitive Registered Notes. Such Definitive Registered Notes will be the subject of restrictions on transfer set forth in such Notes and in the Agency Agreement and will bear the applicable legend regarding such restrictions set forth under "Transfer Restrictions" below. Institutional Accredited Investors that hold Definitive Registered Notes may not elect to hold such Notes through DTC; but transferees acquiring such Notes in transactions exempt from registration under the Securities Act pursuant to Rule 144A, Regulation S or Rule 144 under the Securities Act (if available) may take delivery thereof in the form of an interest in a Restricted Global Note or Unrestricted Global Note, as the case may be, representing Notes of the same series.

USE OF PROCEEDS

The net proceeds from the issues of Notes will be used by the Issuer in connection with its general funding requirements.

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer:[2]	[•]
Name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent):	[•]
Names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements:[1]	[•]
When the underwriting agreement has been or will be reached:	[•]

13. OPERATIONAL INFORMATION

ISIN Code:	[•]
Common Code:	[•]
Depositaries:	
(i) Euroclear France to act as Central Depositary	[Yes/No]
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	[Yes/No]
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)]*
Delivery:	Delivery [against/free of] payment
Names and addresses of additional Paying Agent(s) (if any):	[•]

[1] Where not all of the issue is underwritten, a statement of the portion not covered.

qualifications and material interest, if any, in the issuer:[1]

11. [Terms and Conditions of the Offer]

The time period, including any possible amendments, during which the offer will be open and description of the application process:	[•]
Details of the minimum and/or maximum amount of application: [2]	[•]
Details of method and time limits for paying up and delivering securities:	[•]
Manner and date in which results of the offer are to be made public:	[•]
Categories of potential investors to which the securities are offered:[3]	[•] *[For example:* *"Legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities.* *Any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts."*]
Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made:	[•]
Details of any post-issuance information to be provided (Only in case of Derivative Instruments). Details of any post-issuance information relating to the underlying to be provided and where such information can be obtained:	[•]

12. [Placing and Underwriting][4]

---

[1] If the report has been produced at the issuer's request state that such statement or report is included, in the form and context in which it is included, with the consent of the person who has authorised the contents of this part of the Securities Note.

[2] Whether in number of securities or aggregate amount to invest.

[3] If the offer is being made simultaneously in the markets of two or more countries and if a tranche has been or is being reserved for certain of these, indicate any such tranche.

[4] To the extent known to the Issuer, of the placers in the various countries where the offer takes place.

10. **[*Derivatives only* – Other Information concerning the Securities to be [offered]/[admitted to trading]]**[1]

Name of the issuer of the underlying security:	[•]
ISIN Code:	[•]
Underlying interest rate:	[•]
Relevant weightings of each underlying in the basket:	[•]
Adjustment rules with relation to events concerning the underlying:	[•]
Source of information relating to the [Index]/[Indices]:	[•]
Place where information relating to the [Index]/[Indices] can be obtained:	[•]
Name and address of entities which have a firm commitment to act as intermediaries in secondary trading:	[•]
Details of any market disruption/settlement disruption events affecting the underlying:	[•]
Exercise price/find reference price of underlying:	[•]
Details of how the value of investment is affected by the value of the underlying instrument(s):	[•]
Details of settlement procedure of derivative securities:	[•]
Details of how any return on derivative securities takes place, payment or delivery date, and manner of calculation:	[•]
Details of any post-issuance information to be provided (only in case of Derivatives Instruments). Details of any post-issuance information relating to the underlying to be provided and where such information can be obtained:	[•]
Details of the capacity in which any advisors have acted:	[•]
If a statement or report attributed to a person as an expert is included, such person's name, business address,	[•]

1 Required for derivative securities.

5. [INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]

Need to include a description of any interest, including conflicting ones, that is material to the issue/offer, detailing the persons involved and the nature of the interest. May be satisfied by the inclusion of the following statement:

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."]/[•]

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES*

[(i) Reasons for the offer	[•] *(See "Use of Proceeds" wording in Base Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)*]
[(ii)] Estimated net proceeds:	[•] *(If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)*
[(iii)] Estimated total expenses:	[•] *[Include breakdown of expenses.]* *(Only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.)*

7. [Fixed Rate Notes only – YIELD

Indication of yield:	[•] The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.]

8. **[Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

*Need to include details of where past and future performance and volatility of the index/formula/other variable can be obtained. [Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]**

9. **[Dual Currency Notes only – PERFORMANCE OF RATE[S] OF EXCHANGE**

*Need to include details of where past and future performance and volatility of the relevant rate[s] can be obtained.]**

---

* Required for derivative securities to which Annex 12 to the Prospectus Directive Regulation applies. See footnote ** below.

** If the Final Redemption Amount is less than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex 12 to the Prospectus Directive Regulation will apply. This pro forma has been annotated to indicate where the key additional requirements of Annex 12 are dealt with.

* Required for derivative securities to which Annex 12 to the Prospectus Directive Regulation applies. See footnote ** below.

** If the Final Redemption Amount is less than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex 12 to the Prospectus Directive Regulation will apply. This pro forma has been annotated to indicate where the key additional requirements of Annex 12 are dealt with.

PART B – Other Information

1. RISK FACTORS

[[Insert any risk factors that are material to the Notes being offered and/or admitted to trading in order to assess the market risk associated with these Notes and that may affect the Issuer's ability to fulfil its obligations under the Notes which are not covered under "Risk Factors" in the Base Prospectus. If any such additional risk factors need to be included consideration should be given as to whether they constitute a "significant new factor" and consequently triggers the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.] [Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]]*

2. LISTING

(i) Listing:	[Luxembourg/other (*specify*)/None]
(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [•]with effect from [•].] [Not Applicable.]
(iii) Estimate of total expenses related to admission to trading:	[•]
(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	[•]

3. RATINGS

Ratings:	The Notes to be issued have been rated: [S & P: [•]] [Moody's: [•]] [[Other]: [•]] (*The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

4. [NOTIFICATION

The *Commission de surveillance du secteur financier* in Luxembourg [has been requested to provide/has provided - include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues] the [*include names of competent authorities of host Member States*] with a certificate of approval attesting that the Base Prospectus has been drawn up in accordance with the Prospectus Directive.]

* Required for derivative securities to which Annex 12 to the Prospectus Directive Regulation applies. See footnote ** below.

** If the Final Redemption Amount is less than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex 12 to the Prospectus Directive Regulation will apply. This pro forma has been annotated to indicate where the key additional requirements of Annex 12 are dealt with.

31	Other final terms:	[Not Applicable/*give details*] *(When adding any other final terms consideration should be given as to whether such terms constitute a "significant new factor" and consequently triggers the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.)*

DISTRIBUTION

32	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager(s) (if any):	[Not Applicable/*give name*]
33	If non-syndicated, name and address of Dealer:	[Not Applicable/*give name and address*]
34	Additional selling restrictions:	[Not Applicable/*give details*]

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	[•]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.[[•] has been extracted from [•]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by [•], no facts have been omitted which would render the reproduced inaccurate or misleading.]

Signed on behalf of the Issuer

Duly represented by: ....

	required or if different from that set out in the Conditions):	
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	[Yes/No]
	(iii) Unmatured Coupons to become void upon early redemption	[Yes/No/Not Applicable]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** [Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes on [•] days' notice/at any time/in the limited circumstances specified in the Permanent Global Note] [Temporary Global Note exchangeable for Definitive Notes on [•] days' notice] [Permanent Global Note exchangeable for Definitive Notes on [•] days' notice/at any time/in the limited circumstances specified in the Permanent Global Note] [Registered Notes]
25	Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details.* *Note that this item relates to the date and place of payment, and not interest period end dates, to which items 15 (ii), 16iiv) and 18(ix) relates*]
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No/Not Applicable. *If yes, give details*]
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	[Not Applicable/*give details*]
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	[Not Applicable/*give details*]
29	Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions [in Condition 1] [annexed to these Final Terms] apply]
30	Consolidation provisions:	[Not Applicable/The provisions annexed to these Final Terms apply]

	Amount(s) of each Note and method, if any, of calculation of such amount(s):	
	(iii) Notice period	[•]
22	**Final Redemption Amount of each Note**[**]	[[•] per Note of [•] specified denomination /other/see Appendix]
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	
	(i) Index/Formula/variable:	*[give or annex details]*
	(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	[•]
	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[•]
	(iv) Determination Date(s):	[•]
	(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[•]
	(vi) Payment Date:	[•]
	(vii) Minimum Final Redemption Amount:	[•]
	(viii) Maximum Final Redemption Amount:	[•]
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if	[•]

[**] If the Final Redemption Amount is less than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex 12 to the Prospectus Directive Regulation will apply. This pro forma has been annotated to indicate where the key additional requirements of Annex 12 are dealt with.

		(give details)]
	(ix) Business Centre(s):	[•]
	(x) Minimum Interest Rate:	[•] per cent per annum
	(xi) Maximum Interest Rate:	[•] per cent per annum
	(xii) Day Count Fraction: (Condition 5(h))	[•]
19	**Dual Currency Note Provisions****	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate of Exchange/method of calculating Rate of Exchange:	*[give details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[•]
	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[*Need to include a description of market disruption or settlement disruption events and adjustment provisions.*]
	(iv) Person at whose option Relevant Currency(ies) is/are payable:	[•]

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) [Optional Redemption Date(s)]:	[•]
	(ii) [Optional] Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[•] per Note of [•] specified denomination
	(iii) If redeemable in part:	
	(a) Minimum Redemption Amount:	[•]
	(b) Maximum Redemption Amount:	[•]
	(iv) Notice period	[•]
21	**Redemption at the Option of Noteholders**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) [Optional Redemption Date(s)]:	[•]
	(ii) [Optional] Redemption	[•] per Note of [•] specified denomination

	(x) Minimum Rate of Interest:	[•] per cent per annum
	(xi) Maximum Rate of Interest:	[•] per cent per annum
	(xii) Day Count Fraction: (Condition 5(h))	[•]
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[•]
17	**Zero Coupon Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Amortisation Yield: (Condition 6(b))	[•] per cent per annum
	(ii) Day Count Fraction: (Condition 5(k))	[•]
	(iii) Any other formula/basis of determining amount payable:	[•]
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Index/Formula/other variable:	*[give or annex details]*
	(ii) Calculation Agent responsible for calculating the interest due:	[•]
	(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	[•]
	(iv) Interest Period(s):	[•]
	(v) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[•] *(Need to include a description of market disruption or settlement disruption events and adjustment provisions)*
	(vi) Interest or calculation period(s):	[•]
	(vii) Specified Interest Payment Dates:	[•]
	(viii) Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other

		this paragraph)
(i)	Interest Period(s)	[•]
(ii)	Specified Interest Payment Dates:	[•]
(iii)	Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ other (*give details*)]
(iv)	Business Centre(s):	[•]
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details)*]
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	[•]
(vii)	Screen Rate Determination:	
(Condition 5(b)(iii)(B))		
	– Relevant Time:	[•]
	– Interest Determination Date	[[•] *[TARGET] Business Days in [specify city] for [specify currency] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]*
	– Primary Source for Floating Rate:	*[Specify relevant screen page or* "Reference Banks"]
	– Reference Banks (if Primary Source is "**Reference Banks**"):	*[Specify four]*
	– Relevant Financial Centre:	*[The financial centre most closely connected to the Benchmark]*
	– Benchmark:	*[EURIBOR, LIBOR, LIBID, LIMEAN, or other benchmark]*
	– Representative Amount:	*[Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount]*
	– Effective Date:	*[Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period]*
	– Specified Duration:	*[Specify period for quotation if not duration of Interest Accrual Period]*
(viii)	ISDA Determination:	
	– Floating Rate Option:	[•]
	– Designated Maturity:	[•]
	– Reset Date:	[•]
(ix)	Margin(s):	[+/-][•] per cent per annum

		[Index Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [Other (*specify*)]
11	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13	(i) Status of the Notes:	[Subordinated[1]/Unsubordinated Notes]
	(ii) Dates of the corporate authorisations for issuance of the Notes:	[•]
14	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate[(s)] of Interest:	[•] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear]
	(ii) Interest Payment Date(s):	[•] in each year [adjusted in accordance with *[specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"]*/not adjusted]
	(iii) Fixed Coupon Amount[(s)]:	[•] per [•] in Nominal Amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)]*]
	(v) Day Count Fraction:	[•] [30/360 / Actual/Actual (ICMA/ISDA) / other]
	(vi) Determination Dates:	[•] in each year (*insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon. N.B. only relevant where Day Count Fraction is Actual/Actual (ICMA)*)
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
16	**Floating Rate Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of*

** If the Final Redemption Amount is less than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex 12 to the Prospectus Directive Regulation will apply. This pro forma has been annotated to indicate where the key additional requirements of Annex 12 are dealt with.

[1] If subordinated specify whether Undated Subordinated Notes counting as upper Tier 2 capital or Tier 3 Subordinated Notes.

Prospectus/Offering Circular] dated [original date] and the Base Prospectus dated [current date] [and the supplement to the Base Prospectus dated [•]]. The [Base Prospectus/Offering Circular] [and the supplement to the Base Prospectus] are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.]

[When adding any other final terms or information in these Final Terms consideration should be given as to whether such terms or information constitute a "significant new factor" and consequently triggers the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.]

1	Issuer:	Crédit Agricole S.A.
2	(i) Series Number:	[•]
	(ii) [Tranche Number:	[•]
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).]	
3	Specified Currency or Currencies:	[•]
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	[•]
	(ii) Tranche:	[•]
5	Issue Price:	[•] per cent of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*if applicable*)]
6	Specified Denomination(s):	[•][1]
7	[(i)] Issue Date	[•]
	[(ii)] Interest Commencement Date	[•]
8	Maturity Date:	[*specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]
9	Interest Basis:	[• % Fixed Rate] [[*specify reference rate*] +/– • % Floating Rate] [Zero Coupon] [Index Linked Interest] [Other (*specify*)] (further particulars specified below)
10	Redemption/Payment Basis**:	[Redemption at par]

[1] Notes (including Notes denominated in sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the FSMA and having a maturity of less than one year must have a minimum denomination of £100,000 (or its equivalent in other currencies).

FORM OF FINAL TERMS FOR NOTES WITH A DENOMINATION OF AT LEAST €50,000

The Final Terms for each Tranche of Notes will contain such of the following information (which may be modified in relation to any particular issue of Notes by agreement between the Issuer, the Fiscal Agent and the relevant Dealer(s)) as is applicable in respect of such Notes (all references to numbered Conditions being to the relevant Conditions in "Terms and Conditions of the Notes").

Final Terms dated [•]

[Logo, if document is printed]

Crédit Agricole S.A.
[acting through its London branch]
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: [•]
TRANCHE NO: [•]
[Brief description and Amount of Notes]
Issued by: Crédit Agricole S.A. [acting through its London branch] (the "Issuer")

[Name(s) of Dealer(s)]

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated [•] [and the supplement to the Base Prospectus dated [•] which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus [and the supplement to the Base Prospectus] [is] [are] available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

The following alternative language applies if the first tranche of an issue which is being increased was issued under [a Base Prospectus/an Offering Circular] with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the [Base Prospectus/Offering Circular] dated [original date] [and the supplement to the Base Prospectus dated [•]]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Base Prospectus dated [current date] [and the supplement to the Base Prospectus dated [•], which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the [Base Prospectus/Offering Circular] dated [original date] [and the supplement to the Base Prospectus] dated [•] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the [Base

be required to contain the serial numbers of the Notes in respect of which the option has been exercised, and stating the nominal amount of Notes in respect of which the option is exercised and at the same time presenting the permanent Global Note or Global Certificate to the Fiscal Agent, or to a Paying Agent acting on behalf of the Fiscal Agent or Transfer Agent, as the case may be, for notation.

(8) **Events of Default.** Each Global Note and Global Certificate provides that the holder may cause such Global Note, or a portion of it, or Registered Notes represented by such Global Certificate, as the case may be, to become due and repayable in the circumstances described in Condition 10 by stating in the notice to the Fiscal Agent the nominal amount of such Global Note or Registered Notes represented by such Global Certificate that is becoming due and repayable. If principal in respect of any Note is not paid when due, the holder of a Global Note or Registered Notes represented by a Global Certificate may elect for direct enforcement rights against the Issuer under the terms of an Amended and Restated Deed of Covenant executed as a deed by the Issuer on 30 September 2005 to come into effect in relation to the whole or a part of such Global Note or one or more Registered Notes in favour of the persons entitled to such part of such Global Note or such Registered Notes, as the case may be, as accountholders with a clearing system. Following any such acquisition of direct rights, the Global Note or, as the case may be, the Global Certificate and the corresponding entry in the Register kept by the Registrar will become void as to the specified portion or Registered Notes, as the case may be. However, no such election may be made in respect of Notes represented by a Global Certificate unless the transfer of the whole or a part of the holding of Notes represented by that Global Certificate shall have been improperly withheld or refused.

(9) **Notices.** So long as any Notes are represented by a Global Note or Global Certificate and such Global Note or Global Certificate is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Conditions or by delivery of the relevant notice to the holder of the Global Note or Global Certificate except that so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published on the website of the Luxembourg Stock Exchange ("www.bourse.lu").

Partly-Paid Notes

The provisions relating to Partly-Paid Notes are not set out in this Base Prospectus, but will be contained in the relevant Final Terms and thereby in the Global Notes or Global Certificates relating to such Partly-Paid Notes. While any instalments of the subscription moneys due from the holder of Partly-Paid Notes are overdue, no interest in a Global Note or Global Certificate representing such Notes may be exchanged for an interest in a permanent Global Note or for Definitive Notes or Registered Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly-Paid Notes within the time specified, the Issuer may forfeit such Notes and shall have no further obligation to their holder in respect of them.

Amendment to Conditions in Respect of Notes while in Global Form

The temporary Global Notes, permanent Global Notes and Global Certificates contain provisions that apply to the Notes that they represent, some of which modify the effect of the terms and conditions of the Notes set out in this Base Prospectus. The following is a summary of certain of those provisions:

(1) **Payments.** No payment falling due after the Exchange Date will be made on any Global Note unless exchange for an interest in a permanent Global Note or for Definitive Notes or Registered Notes is improperly withheld or refused. Payments on any temporary Global Note issued in compliance with the D Rules before the Exchange Date will only be made against presentation of certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement. All payments in respect of Notes represented by a Global Note will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Notes, surrender of that Global Note to or to the order of the Fiscal Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed on each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes. In the case of payments made in respect of Notes not being issued outside the Republic of France, proof of non-residency (if any) shall be supplied to the Fiscal Agent by Euroclear, Clearstream Luxembourg or any Alternative Clearing System in accordance with the rules of such clearing system.

(2) **Prescription.** Claims against the Issuer in respect of Notes that are represented by a permanent Global Note will become void unless it is presented for payment within a period of ten years (in the case of principal) and five years (in the case of interest) from the appropriate Relevant Date (as defined in Condition 9).

(3) **Meetings.** The holder of a permanent Global Note or Global Certificate shall (unless such permanent Global Note or Global Certificate represents only one Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of Noteholders and, at any such meeting, as having one vote in respect of each minimum Specified Denomination of Notes for which such Global Note may be exchanged or in respect of each Registered Note represented by such Global Certificate.

(4) **Cancellation.** Cancellation of any Note represented by a permanent Global Note that is required by the Conditions to be cancelled (other than upon its redemption) will be effected by reduction in the nominal amount of the relevant permanent Global Note.

(5) **Purchase.** Notes represented by a permanent Global Note or a Global Certificate may only be purchased by the Issuer if they are purchased together with the rights to receive all future payments of interest and Instalment Amounts (if any) thereon.

(6) **Issuer's Option.** Any option of the Issuer provided for in any Condition of any Notes while such Notes are represented by a permanent Global Note or a Global Certificate shall be exercised by the Issuer giving notice to the Noteholders within the time limits set out in and containing the information required by the relevant Condition, except that the notice shall not be required to contain the serial numbers of Notes drawn in the case of a partial exercise of an option and accordingly no drawing of Notes shall be required. In the event that any option of the Issuer is exercised in respect of some but not all of the Notes of any Series, the rights of account holders with a clearing system or Approved Intermediary in respect of the Notes will be governed by the standard procedures of Euroclear, Clearstream Luxembourg, or any other relevant clearing system (as the case may be).

(7) **Noteholders' Options.** Any option of the Noteholders provided for in the Conditions of any Notes while such Notes are represented by a permanent Global Note or a Global Certificate may be exercised by the holder of the permanent Global Note or of the Registered Notes represented by the Global Certificate giving notice to the Fiscal Agent within the time limits relating to the deposit of Notes with a Paying Agent or Transfer Agent, as the case may be, set out in the Conditions substantially in the form of the notice available from any Paying Agent or Transfer Agent, except that the notice shall not

permanent Global Note is an Exchangeable Bearer Note and the part submitted for exchange is to be exchanged for Registered Notes; or (2) for Definitive Bearer Notes or Definitive Registered Notes, as the case may be (i) if principal in respect of any Notes is not paid when due or (ii) if so provided in, and in accordance with, the Conditions (which will be set out in the relevant Final Terms) relating to Partly-Paid Notes.

(6) **Delivery of Notes.** On or after any due date for exchange the holder of a Global Note may surrender such Global Note or, in the case of a partial exchange, present it for endorsement to or to the order of the Fiscal Agent. In exchange for any Global Note, or the part thereof to be exchanged, the Issuer will (i) in the case of a temporary Global Note exchangeable for a permanent Global Note, deliver, or procure the delivery of, a permanent Global Note in an aggregate nominal amount equal to that of the whole or that part of a temporary Global Note that is being exchanged or, in the case of a subsequent exchange, endorse, or procure the endorsement of, a permanent Global Note to reflect such exchange or (ii) in the case of a Global Note exchangeable for Definitive Bearer Notes or Registered Notes, deliver, or procure the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Bearer Notes and/or Global Certificates or Definitive Registered Notes, as the case may be. In this Base Prospectus, "Definitive Bearer Notes" means, in relation to any Global Note, the definitive Bearer Notes for which such Global Note may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Global Note and a Talon). Definitive Bearer Notes will be security printed, and Definitive Registered Notes will be printed, in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the Schedules to the Agency Agreement. On exchange in full of each permanent Global Note, the Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

(7) **Exchange Date.** "Exchange Date" means:

(i) in relation to a temporary Global Note, the day falling after the expiry of 40 days after its issue date; and

(ii) in relation to a permanent Global Note, a day falling not less than 60 days, or in the case of an exchange for Registered Notes five days, or in the case of failure to pay principal in respect of any Notes when due 30 days, after that on which the notice requiring exchange is given, and

in either case, which day shall be one on which banks are open for business in the city in which the specified office of the Fiscal Agent is located and in the city in which the relevant clearing system is located.

(8) **Legend.** Each temporary Global Note, permanent Global Note and any Bearer Note, Talon, Coupon or Receipt issued in compliance with the D Rules under TEFRA will bear the following legend:

> "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code."

The sections of the U.S. Internal Revenue Code referred to in the legend provide that a United States taxpayer, with certain exceptions, will not be permitted to deduct any loss, and will not be eligible for capital gains treatment with respect to any gain realised on any sale, exchange or redemption of Bearer Notes or any related Coupons.

Each Restricted Global Certificate and each Definitive Registered Note issued in exchange for a beneficial interest in a Restricted Global Certificate or representing Section 4(2) Notes will bear a legend as described under "Transfer Restrictions".

(ii) if the relevant Final Terms provides that such Global Note is exchangeable at the request of the holder, by the holder giving notice to the Fiscal Agent of its election for such exchange;

(iii) if the permanent Global Note is an Exchangeable Bearer Note, by the holder giving notice to the Fiscal Agent of its election to exchange the whole or a part of such Global Note for Registered Notes; and

(iv) otherwise, (1) if the permanent Global Note is held on behalf of Euroclear or Clearstream Luxembourg or any other clearing system (an "**Alternative Clearing System**") and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or in fact does so or (2) if principal in respect of any Notes is not paid when due, by the holder giving notice to the Fiscal Agent of its election for such exchange.

(3) **Unrestricted Global Certificates.** Each Unrestricted Global Certificate will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under "Partial Exchange of Permanent Global Notes and Global Certificates", in part, for Definitive Registered Notes:

(i) if Euroclear or Clearstream Luxembourg or an Alternative Clearing System and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or

(ii) if principal in respect of any Notes is not paid when due; or

(iii) with the consent of the Issuer,

provided that, in the case of the first transfer of part of a holding pursuant to (i) or (ii) above, the registered holder has given the Registrar not less than 30 days' notice at its specified office of the registered holder's intention to effect such transfer.

(4) **Restricted Global Certificates.** Each Restricted Global Certificate will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under "Partial Exchange of Permanent Global Notes and Global Certificates", in part, for Definitive Registered Notes:

(i) if DTC notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the relevant Restricted Global Certificate or DTC ceases to be a "clearing agency" registered under the Exchange Act or is at any time no longer eligible to act as such, and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC; or

(ii) if principal in respect of any Notes is not paid when due; or

(iii) with the consent of the Issuer,

provided that, in the case of the first transfer of part of a holding pursuant to (i) or (ii) above, the registered holder has given the Registrar not less than 30 days' notice at its specified office of the registered holder's intention to effect such transfer. Definitive Registered Notes issued in exchange for a beneficial interest in the Restricted Global Certificate shall bear the legend applicable to such Notes as set out under "Transfer Restrictions".

(5) **Partial Exchange of Permanent Global Notes and Global Certificates.** For so long as a permanent Global Note or Global Certificate is held on behalf of a clearing system and the rules of that clearing system permit, such permanent Global Note or Global Certificate will be exchangeable in part on one or more occasions (1) in the case of a permanent Global Note, for Definitive Registered Notes if the

Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream Luxembourg, DTC, an Approved Intermediary or any other clearing system as the holder of a Note represented by a Global Note or a Global Certificate must look solely to Euroclear, Clearstream Luxembourg, DTC, such Approved Intermediary or such other clearing system (as the case may be) for his share of each payment made by the Issuer to the bearer of such Global Note or the holder of the underlying Registered Notes, as the case may be, and in relation to all other rights arising under the Global Notes or Global Certificates, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream Luxembourg, DTC, an Approved Intermediary or such other clearing system (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note or Global Certificate and such obligations of the Issuer will be discharged by payment to the bearer of such Global Note or the holder of the underlying Registered Notes, as the case may be, in respect of each amount so paid.

Denomination

Notes will be in such denominations as may be specified in the relevant Final Terms, save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body, however called) or any laws or regulations applicable to the Issuer or the relevant currency; provided that, (i) in the case of any Notes which are to be admitted to trading on a regulated market within the European Economic Area and/or offered to the public in a Member State of the European Economic Area which requires the publication of a prospectus under the Prospectus Directive, the minimum denomination shall be Euro 50,000 (or its equivalent in any other currency as at the date of issue of the Notes) and (ii) unless otherwise set forth in the applicable Final Terms, in respect of any Registered Series, Rule 144A Notes shall be in minimum denominations of U.S.$100,000 (or its equivalent in the currency in which such Notes are denominated, if different, rounded upwards as agreed between the Issuer and the relevant Dealers) and Section 4(2) Notes shall be in minimum denominations of U.S.$500,000 (or its equivalent as aforesaid).

Exchange of Global Notes and Global Certificates

(1) **Temporary Global Notes.** Each temporary Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date:

(i) if the relevant Final Terms indicates that such Global Note is issued in compliance with the C Rules or in a transaction to which TEFRA is not applicable (as to which, see "Summary of the Programme and of the Terms and Conditions of the Notes—Selling Restrictions"), in whole, but not in part, for the Definitive Notes defined and described below; and

(ii) otherwise, in whole or in part upon certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement for interests in a permanent Global Note or, if so provided in the relevant Final Terms, for Definitive Notes.

Each temporary Global Note that is also an Exchangeable Bearer Note will be exchangeable for Registered Notes in accordance with the Conditions in addition to any permanent Global Note or Definitive Bearer Notes for which it may be exchangeable and, before its Exchange Date, will also be exchangeable in whole or in part for Registered Notes only.

(2) **Permanent Global Notes.** Each permanent Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under "Partial Exchange of Permanent Global Notes and Global Certificates", in part for Definitive Bearer Notes or, in the case of (iii) below, Registered Notes:

(i) unless principal in respect of any Notes is not paid when due, by the Issuer giving notice to the Noteholders and the Fiscal Agent of its intention to effect such exchange;

FORM OF THE NOTES

Initial Issue of Bearer Notes

Each Tranche of Bearer Notes will be initially represented by a temporary Global Note if (i) definitive Notes may be made available to Noteholders following the expiry of 40 days after their initial issue date in accordance with their terms or (ii) such Notes have an initial maturity of more than one year and are being issued in compliance with the D Rules, otherwise such Tranche will at all times be represented by a permanent Global Note.

Upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream Luxembourg (the "**Common Depositary**"), Euroclear or Clearstream Luxembourg will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid.

Notes that are initially deposited with the Common Depositary may (if indicated in the relevant Final Terms) also be credited to the accounts of subscribers with other clearing systems through direct or indirect accounts with Euroclear and Clearstream Luxembourg held by other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream Luxembourg or other clearing systems.

Initial Issue of Registered Notes

Regulation S Notes will initially be represented by interests in one or more Unrestricted Global Certificates, without interest coupons, deposited with and registered in the name of a nominee of, a common depositary for Clearstream Luxembourg and Euroclear on its (or their) Issue Date. Rule 144A Notes will initially be represented by interests in one or more Restricted Global Certificates, without interest coupons, deposited with a custodian for, and registered in the name of a nominee of, DTC on its (or their) Issue Date. Section 4(2) Notes will be represented by Definitive Registered Notes. Restricted Notes will be subject to certain restrictions on transfer, and Restricted Global Certificates and Definitive Registered Notes evidencing Restricted Notes will bear a legend to such effect. See "Clearing and Settlement" and "Transfer Restrictions."

Definitive Registered Notes will not be issued in exchange for interests in Global Certificates, except in certain limited circumstances as set out below.

A summary of certain provisions which apply to the Registered Notes while they are in global form, some of which modify the effect of the terms and conditions of the Notes set out in this document, is set out below.

Transfer of Definitive Registered Notes

Upon the transfer or replacement of a Definitive Registered Note evidencing Restricted Notes and bearing the legend referred to under "Transfer Restrictions", or upon specific request for removal of the legend on a Definitive Registered Note, as the case may be, the Issuer will deliver only Definitive Registered Notes that bear such legend or will refuse to remove such legend, as the case may be, unless there is delivered to the Issuer and the Registrar such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by the Issuer that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

The Registrar will not register the transfer of or exchange of interests in a Registered Global Certificate for Definitive Registered Notes during the Closed Periods referred to in Condition 2(f). See "Terms and Conditions of the Notes."

With respect to the registration of transfer of any Definitive Registered Notes which bear such legend as aforesaid, the Registrar will register the transfer of any such Definitive Registered Notes only if the transferor, in the form of transfer on such Definitive Registered Notes, has certified to the effect that such transfer is in compliance with such legend.

ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of each of the holders of the Notes, Receipts, Coupons and Talons and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

(c) **Service of Process:** The Issuer irrevocably appoints Crédit Agricole S.A., London branch acting through its Branch Agent from time to time currently at 122 Leadenhall Street, London EC3V 4HQ as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. Such service shall be deemed completed on delivery to such process agent (whether or not, it is forwarded to and received by the Issuer). If for any reason such process agent ceases to be able to act as such or no longer has an address in London, the Issuer irrevocably agrees to appoint a substitute process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 14. Nothing shall affect the right to serve process in any manner permitted by law.

12 Replacement of Notes, Receipts, Coupons and Talons

If a Note, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange regulations, at the specified office of the Fiscal Agent (in the case of Bearer Notes) and of the Registrar (in the case of Registered Notes) or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Note, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Issuer on demand the amount payable by the Issuer in respect of such Notes, Receipts, Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

13 Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes having the same terms and conditions as the Notes (so that, for the avoidance of doubt, references in the conditions of such notes to "Issue Date" shall be to the first issue date of the Notes) and so that the same shall be consolidated and form a single series with such Notes, and references in these Conditions to "Notes" shall be construed accordingly. For the purpose of French law, such further notes shall be assimilated (*assimilables*) to the Notes as regards their financial service.

14 Notices

Notices to the holders of Registered Notes shall be mailed to them at their respective addresses in the Register and deemed to have been given on the fourth weekday ("weekday" being a day other than a Saturday or a Sunday) after the date of mailing and shall be published, so long as such Registered Notes are listed on the regulated market of the Luxembourg Stock Exchange, on the website of the Luxembourg Stock Exchange ("www.bourse.lu"). Notices to the holders of Bearer Notes shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*) and so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange, on the website of the Luxembourg Stock Exchange ("www.bourse.lu"). If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition.

15 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

16 Governing Law and Jurisdiction

(a) **Governing Law:** The Notes, the Receipts, the Coupons, the Talons and the Agency Agreement are governed by, and shall be construed in accordance with, English law, except that the provisions of Condition 3(b) are governed by, and shall be construed in accordance with, French law.

(b) **Jurisdiction:** The High Court of Justice in England is to have jurisdiction to settle any disputes that may arise out of or in connection with any Notes, Receipts, Coupons or Talons and accordingly any legal action or proceedings arising out of or in connection with any Notes, Receipts, Coupons or Talons ("**Proceedings**") may be brought in such court. The Issuer irrevocably submits to the jurisdiction of the High Court of Justice and waives any objection to Proceedings in such court on the

whole of its business (*cession totale de l'entreprise*) or the Issuer is subject to similar proceedings except in the case of a disposal, merger or other reorganisation in which all of or substantially all of the Issuer's assets are transferred to a French legal entity which simultaneously assumes all of the Issuer's debt and liabilities including the Notes and whose main purpose is the continuation of, and which effectively continues, the Issuer's business.

(b) In the case of the Subordinated Notes, if any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of the Issuer or if the Issuer is liquidated for any other reason.

11 Meetings of Noteholders and Modifications

(a) **Meetings of Noteholders:** The Agency Agreement contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Agency Agreement) of a modification of any of these Conditions. Such a meeting may be convened by Noteholders holding not less than 10 per cent. in nominal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in principal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to amend the dates of maturity or redemption of the Notes, any Instalment Date or any date for payment of interest or Interest Amounts on the Notes, (ii) to reduce or cancel the nominal amount of, or any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the rate or rates of interest in respect of the Notes or to vary the method or basis of calculating the rate or rates or amount of interest or the basis for calculating any Interest Amount in respect of the Notes, (iv) if a Minimum and/or a Maximum Rate of Interest, Instalment Amount or Redemption Amount is shown hereon, to reduce any such Minimum and/or Maximum, (v) to vary any method of, or basis for, calculating the Final Redemption Amount, the Early Redemption Amount or the Optional Redemption Amount, including the method of calculating the Amortised Face Amount, (vi) to vary the currency or currencies of payment or denomination of the Notes, (vii) to take any steps that as specified hereon may only be taken following approval by an Extraordinary Resolution to which the special quorum provisions apply or (viii) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass the Extraordinary Resolution, in which case the necessary quorum shall be two or more persons holding or representing not less than 75 per cent. or at any adjourned meeting not less than 25 per cent. in nominal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

In addition, in the case of any issue of Subordinated Notes, any proposed modification of any provisions of the Notes will be subject to the prior approval of the *Secrétariat Général* of the *Commission Bancaire* in France.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the relevant Final Terms in relation to such Series.

(b) **Modification of Agency Agreement:** The Issuer shall only permit any modification of, or any waiver or authorisation of any breach or proposed breach of or any failure to comply with, the Agency Agreement, if, in the sole opinion of the Issuer, to do so could not reasonably be expected to be prejudicial to the interests of the Noteholders.

of 26th-27th November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) presented (or in respect of which the Certificate representing it is presented) for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note (or the Certificate representing it), Receipt or Coupon to another Paying Agent in a Member State of the European Union

As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note, Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under this Condition.

(d) Supply of Information: Each Noteholder shall be responsible for supplying, in a timely manner, any information as may be required in order to comply with the identification and reporting obligations imposed on it by the European Council Directive 2003/48/EC or any European Directive implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to such Directive.

9 Prescription

Claims against the Issuer for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

10 Events of Default

If any of the following events ("**Events of Default**") occurs and is continuing, the holder of any Note may give written notice to the Fiscal Agent at its specified office that such Note is immediately repayable, whereupon the Early Redemption Amount of such Note together with accrued interest to the date of payment shall become immediately due and payable, unless such event of default shall have been remedied prior to the receipt of such notice by the Fiscal Agent:

(a) In the case of Unsubordinated Notes:

(i) **Non-Payment:** default is made for more than 30 days (in the case of interest) or 20 days (in the case of principal) in the payment on the due date of interest or principal in respect of any of the Notes; or

(ii) **Breach of Other Obligations:** any obligation of the Issuer relating to the Notes is not fulfilled within a period of 60 days following the date on which a written notification requiring the same to be remedied shall have been given to the Fiscal Agent by any Noteholder; or

(iii) **Insolvency:** the Issuer applies for or is subject to the appointment of a conciliator (*conciliateur*) or an amicable settlement (*accord amiable*) with its creditors or a judgment is issued for the judicial liquidation (*liquidation judiciaire*) of the Issuer or for a transfer of the

open for business in the relevant place of presentation, in such jurisdictions as shall be specified as "Financial Centres" hereon and:

(i) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency; or

(ii) (in the case of a payment in euro) which is a TARGET Business Day.

8 Taxation

(a) **Notes other than those issued through the Issuer's London branch:** Interest and other income payable by or on behalf of the Issuer with respect to such Notes which constitute *obligations* and are being issued (or being deemed to be issued) outside the Republic of France and any related Receipts and Coupons benefit under present law from the exemption provided for in Article 131 *quater* of the *Code Général des Impôts* (French General Tax Code) from deduction of tax at source. Accordingly, all payments in respect of such Notes, Receipts and Coupons will be made without deduction for, or on account of, taxes imposed by or on behalf of the Republic of France or any taxing authority thereof.

(b) **Notes issued through the Issuer's London branch:** All payments in respect of such Notes, Receipts and Coupons shall be made free and clear of, and without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges imposed or levied by or on behalf of the United Kingdom or the Republic of France, or any authority in ,or of the United Kingdom or the Republic of France having the power to tax, unless the withholding or deduction of such taxes is required by law.

(c) **Additional Amounts:** If French law or (in the case of Notes issued through the Issuer's London branch) the laws or regulations of the United Kingdom or (in the case of Notes issued through the Issuer's London branch) English law should require that payments of principal or interest in respect of any Note be subject to deduction or withholding in respect of any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of (i) the Republic of France or any authority in the Republic of France or of the Republic of France or (ii) (in the case of Notes issued through its London branch) the United Kingdom or any authority in the United Kingdom or of the United Kingdom, in each case having power to tax, the Issuer shall, to the fullest extent then permitted by French law or (as the case may be) the law and regulations of the United Kingdom, pay such additional amounts as may be necessary in order that the holders of Notes, Receipts or Coupons, after such deduction or withholding, will receive the full amount then due and payable thereon in the absence of such withholding or deduction; provided, however, that the Issuer shall not be liable to pay any such additional amounts in respect of any Note, Receipt or Coupon:

(i) to, or to a third party on behalf of, a holder who is subject to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with the Republic of France or (in the case of Notes issued through its London branch) the United Kingdom, in each case, other than the mere holding of such Note, Receipt or Coupon; or

(ii) presented for payment more than 30 days after the Relevant Date, except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment on or before the thirtieth such day; or

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other European Union Directive implementing the conclusions of the ECOFIN Council meeting

In addition, the Issuer shall forthwith appoint a Paying Agent in New York City in respect of any Notes denominated in U.S. dollars in the circumstances described in paragraph (c) above.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 14 below.

(f) **Unmatured Coupons and Receipts and Unexchanged Talons:**

(i) Unless the Notes provide that the relative Coupons are to become void upon the due date for redemption of those Notes, Bearer Notes shall be surrendered for payment together with all unmatured Coupons (if any) appertaining thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 9).

(ii) If the Notes so provide, upon the due date for redemption of any Bearer Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Bearer Note that is redeemable in instalments, all Receipts relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Bearer Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(vi) If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or the Certificate representing the Note, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note.

(g) **Talons:** On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 9).

(h) **Non-Business Days:** If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, "business day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are

currency in accordance with the following provisions. The amounts in such specified currency payable by the DTC Paying Agent with respect to Registered Notes held by DTC or its nominee will be received from the Issuer by the DTC Paying Agent who will make payments in such specified currency by wire transfer of same day funds to the designated bank account in such specified currency of those DTC participants entitled to receive the relevant payment who have made an irrevocable election to DTC, in the case of interest payments, on or prior to the third DTC business day after the Record Date for the relevant payment of interest and, in the case of payments of principal, at least 12 DTC business days prior to the relevant payment date, to receive that payment in such specified currency. The DTC Paying Agent, after the Exchange Agent has converted amounts in such specified currency into U.S. dollars, will cause the Exchange Agent to deliver such U.S. dollar amount in same day funds to DTC for payment through its settlement system to those DTC participants entitled to receive the relevant payment who did not elect to receive such payment in such specified currency. The Agency Agreement sets out the manner in which such conversions are to be made.

(c) **Payments in the United States:** Notwithstanding the foregoing, if any Bearer Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(d) **Payments subject to Fiscal Laws:** All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) **Appointment of Agents:** The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents the DTC Paying Agent and the Calculation Agent initially appointed by the Issuer and their respective specified offices are listed below. The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents, the Issuing Agent, the DTC Paying Agent and the Calculation Agent act solely as agents of the Issuer and do not assume any obligation or relationship of agency or trust for or with any Noteholder or Couponholder. The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, any other Paying Agent, the Registrar, the Transfer Agents, the Issuing Agent, the DTC Paying Agent or the Calculation Agent and to appoint additional or other Paying Agents or Transfer Agents, provided that the Issuer shall at all times maintain (i) a Fiscal Agent, (ii) a Registrar in relation to Registered Notes, (iii) a Transfer Agent in relation to Registered Notes, (iv) a DTC Paying Agent in respect of Registered Notes cleared through DTC, (v) one or more Calculation Agent(s) where the Conditions so require, (vi) Paying Agents having specified offices in at least two major European cities (including Luxembourg so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that stock exchange so requires), (vii) a Paying Agent with a specified office in a European Union Member State that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any European Union Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to such Directive (viii) such other agents as may be required by the rules of any other stock exchange on which the Notes may be listed.

relating thereto are attached thereto or surrendered therewith to the Issuing Agent, and, in the case of Registered Notes, the Registered Note is surrendered to the Registrar for cancellation) in the open market or otherwise at any price.

(h) **Cancellation:** All Notes redeemed by the Issuer and all Notes purchased by or on behalf of the Issuer shall be surrendered for cancellation, in the case of Bearer Notes, by surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Issuing Agent and, in the case of Registered Notes, by surrendering the Registered Note to the Registrar. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Notes shall be discharged.

7 ***Payments and Talons***

(a) **Bearer Notes:** Payments of principal and interest shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 7(f)(vi)) or Coupons (in the case of interest, save as specified in Condition 7(f)(vi)), as the case may be, at the specified office of any Paying Agent outside the United States by a cheque payable in the relevant currency drawn on, or, at the option of the holder, by transfer to an account denominated in that currency with, a bank in the principal financial centre for that currency or, in the case of euro, in a city in which banks have access to the TARGET System.

(b) **Registered Notes:**

(i) Payments of principal (which for the purposes of this Condition 7(b) shall include final Instalment Amounts but not other Instalment Amounts) in respect of Registered Notes will be paid to the person shown on the register or such person's agent upon presentation and surrender of the relevant Registered Notes at the specified office of any of the Transfer Agents, of the Registrar or, in the case of Registered Notes to be cleared through DTC, of the DTC Paying Agent.

(ii) Interest (which for the purposes of this Condition 7(b) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes will be paid to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof or, in case of Registered Notes to be cleared through DTC, on the fifteenth DTC business day before the due date for payment thereof (the "**Record Date**"). For the purpose of this Condition 7(b), "**DTC business day**" means any day on which DTC is open for business.

Provided that payments of principal and interest in respect of Registered Notes under paragraphs (i) and (ii) above will be made in the currency in which such payments are due by cheque drawn on a bank in the principal financial centre of the country of the currency concerned and mailed to the holder (or to the first named of joint holders) of such Note at its address appearing in the Register. Upon application by the holder to the specified office of the Registrar or any Transfer Agent or, in the case of Registered Notes to be cleared through DTC, of the DTC Paying Agent before the Record Date, such payment of interest or principal may be made by transfer to an account in the relevant currency maintained by the payee with a bank in the principal financial centre of the country of that currency.

(iii) Payments of principal and interest in respect of Registered Notes denominated in U.S. dollars will be made in accordance with Condition 7(b)(i) and 7(b)(ii). Payments of principal and interest in respect of Registered Notes registered in the name of, or in the name of a nominee for, DTC and denominated in a specified currency other than U.S. dollars will be made or procured to be made, by the DTC Paying Agent in the specified

Issuer could make payment of the full amount then due and payable in respect of the Notes and (ii) 14 days after giving notice to the Fiscal Agent as aforesaid.

(d) **Redemption at the Option of the Issuer and Exercise of Issuer's Options:** If Call Option is specified hereon, the Issuer may, subject to the prior approval of the *Secrétariat Général* of the *Commission Bancaire* in France in the case of Subordinated Notes, on giving not less than 15 nor more than 30 days' irrevocable notice to the Noteholders (or such other notice period as may be specified hereon) redeem, or exercise any Issuer's option (as may be described hereon) in relation to, all or, if so provided, some of the Notes on any Optional Redemption Date or Option Exercise Date, as the case may be. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the minimum nominal amount to be redeemed specified hereon and no greater than the maximum nominal amount to be redeemed specified hereon.

All Notes in respect of which any such notice is given shall be redeemed, or the Issuer's option shall be exercised, on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption or a partial exercise of an Issuer's option, the notice to Noteholders shall also contain the serial numbers of the Notes to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements. So long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that Stock Exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published in a leading newspaper of general circulation in Luxembourg a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered.

(e) **Redemption at the Option of Noteholders and Exercise of Noteholders' Options:** If a Put Option is specified hereon, and provided this Note is not a Subordinated Note, the Issuer shall, at the option of the holder of any such Note, upon the holder of such Note giving not less than 15 nor more than 30 days' notice to the Issuer (or such other notice period as may be specified hereon) redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

To exercise such option or any other Noteholders' option that may be set out hereon (which must be exercised on an Option Exercise Date) the holder must deposit (in the case of Bearer Notes) such Note (together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent at its specified office, or (in the case of Registered Notes) the Registered Note with the Registrar or any Transfer Agent at its specified office, together with a duly completed option exercise notice ("**Exercise Notice**") in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable) within the applicable notice period. No Note so deposited and option exercised may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(f) **Partly Paid Notes:** Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified hereon.

(g) **Purchases:** The Issuer, with the prior approval of the *Secrétariat Général* of the *Commission Bancaire* in the case of Subordinated Notes (if such purchase (i) relates (individually or when aggregated with any previous purchase of such Notes) to approximately 10% or more of the principal amount of the Notes) or (ii) is made in the context of an *Offre Publique d'Achat* (OPA) (a public purchase offer) or an *Offre Public d'Exchange* (OPE) (a public exchange offer)), may at any time purchase Notes (provided that, in the case of Bearer Notes, all unmatured Receipts and Coupons and unexchanged Talons

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 6(c) or upon it becoming due and payable as provided in Condition 10 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Note becomes due and payable were the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 5(c).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown hereon.

(ii) *Other Notes:* The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 6(c) or upon it becoming due and payable as provided in Condition 10, shall be the Final Redemption Amount unless otherwise specified hereon.

(c) **Redemption for Taxation Reasons:**

(i) If, by reason of any change in French law or (in the case of Notes issued through its London branch) the laws or regulations of the United Kingdom, or any change in the official application or interpretation of such law, becoming effective after the Issue Date, the Issuer would, on the occasion of the next payment of principal or interest due in respect of the Notes, not be able to make such payment without having to pay additional amounts as specified under Condition 8 below, the Issuer may, at its option on any Interest Payment Date or, if so specified hereon, at any time, subject to having given not more than 45 nor less than 30 days' prior notice to the Noteholders (which notice shall be irrevocable), in accordance with Condition 14, and subject to the prior approval of the *Secrétariat Général* of the *Commission Bancaire* in France in the case of Subordinated Notes, redeem all, but not some only, of the Notes at their Early Redemption Amount (together with any interest accrued to the date set for redemption) provided that the due date for redemption of which notice hereunder may be given shall be no earlier than the latest practicable date on which the Issuer could make payment of principal and interest without withholding for French taxes or (as the case may be) United Kingdom taxes.

(ii) If the Issuer would on the next payment of principal or interest in respect of the Notes be required by Condition 8 below to pay any additional amounts, but would be prevented by French law or (in the case of Notes issued through its London branch) the laws or regulations of the United Kingdom from doing so, then the Issuer shall forthwith give notice of such fact to the Fiscal Agent and the Issuer shall upon giving not less than seven days' prior notice to the Noteholders in accordance with Condition 14, and subject to the prior approval of the *Secrétariat Général* of the *Commission Bancaire* in France in the case of Subordinated Notes, redeem all, but not some only, of the Notes then outstanding at their Redemption Amount (together with (unless specified otherwise hereon) any interest accrued to the date set for redemption) on the latest practicable date on which the Issuer could make payment of the full amount then due and payable in respect of the Notes, provided that if such notice would expire after such latest practicable date the date for redemption pursuant to such notice of Noteholders shall be the later of (i) the latest practicable date on which the

shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount or to comply with any other requirement, the Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

6 Redemption, Purchase and Options

(a) **Redemption by Instalments and Final Redemption:**

(i) Unless previously redeemed, purchased and cancelled as provided in this Condition 6 or the relevant Instalment Date (being one of the dates so specified hereon) is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 6(d) or 6(e), each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(ii) Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 6(d) or 6(e), each Note shall be finally redeemed on the Maturity Date specified in the Final Terms (or, in the case of Subordinated Notes constituting Tier 3 Capital, if such Maturity Date is a Lock-In Interest Payment Date, the Extended Maturity Date) at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within paragraph (i) above, its final Instalment Amount.

(b) Early Redemption:

(i) Zero Coupon Notes:

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 6(c) or upon it becoming due and payable as provided in Condition 10 shall be the Amortised Face Amount (calculated as provided below) of such Note unless otherwise specified hereon.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown hereon, shall be such rate as would produce an Amortised Face Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

"**Page**" means such page, section, caption, column or other part of a particular information service (including, but not limited to, the Reuter Markets 3000 ("**Reuters**") and the Moneyline Telerate ("**Telerate**")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate;

"**Rate of Interest**" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions hereon;

"**Reference Banks**" means the institutions specified as such hereon or, if none, four (or, if the Relevant Financial Centre is Helsinki, five) major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone);

"**Relevant Financial Centre**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such hereon or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London;

"**Relevant Rate**" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date;

"**Relevant Time**" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified hereon or, if none is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no local time is specified hereon and no customary local time exists, 11:00 a.m. in the Relevant Financial Centre and, for the purpose of this definition "**local time**" means with respect to the European Union and the Euro-zone as a Relevant Financial Centre, Central European Time;

"**Representative Amount**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such hereon or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time;

"**Specified Currency**" means the currency specified as such hereon or, if none is specified, the currency in which the Notes are denominated; and

"**Specified Duration**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified hereon or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 5(b)(ii).

(l) **Calculation Agent and Reference Banks:** The Issuer shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them hereon and for so long as any Note is outstanding. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Issuer shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent

"**Determination Date**" means the date specified as such herein or, if none is so specified, the Interest Payment Date

(vi) if "**30E/360**" or "**Eurobond Basis**" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

"**Effective Date**" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such hereon or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates;

"**Extended Maturity Date**" means, in the case of Subordinated Notes constituting Tier 3 Capital, a date which is as soon as reasonably practicable, and in any event not before, and no later than seven days after, the Approval Date or, if earlier, the date of the commencement of a liquidation or dissolution of the Issuer;

"**Interest Accrual Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date;

"**Interest Amount**" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be, and in the case of Index Linked Interest Notes, includes the Coupon;

"**Interest Commencement Date**" means the Issue Date or such other date as may be specified hereon;

"**Interest Determination Date**" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such hereon or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro;

"**Interest Payment Date**" means each date specified as such hereon;

"**Interest Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date;

"**Interest Period Date**" means each Interest Payment Date unless otherwise specified hereon;

"**ISDA Definitions**" means the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series, unless otherwise specified hereon;

"**Lock-In Interest Payment Date**" means, in the case of Subordinated Notes constituting Tier 3 Capital, any Interest Payment Date on which (i) the consolidated risk based capital ratio of the Issuer and its consolidated subsidiaries and affiliates calculated in accordance with the then applicable Banking Regulations is below the minimum percentage required in accordance with the then applicable Banking Regulations (a "**Regulatory Capital Ratio Shortfall**") or (ii) the payment of interest and/or repayment of principal under the Notes or Coupons, as the case may be, due on such date would , if made, result in a Regulatory Capital Ratio Shortfall.

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centres or, if no currency is indicated, generally in each of the Business Centres;

"**Compulsory Interest Payment Date**" means, in the case of Subordinated Notes constituting Tier 3 Capital, any Interest Payment Date which is not a Lock-In Interest Payment Date.

"**Day Count Fraction**" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "**Calculation Period**"):

(i) if "**Actual/365**" or "**Actual/Actual-ISDA**" is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii) if "**Actual/365 (Fixed)**" is specified hereon, the actual number of days in the Calculation Period divided by 365;

(iii) if "**Actual/360**" is specified hereon, the actual number of days in the Calculation Period divided by 360;

(iv) if "**30/360**", "**360/360**" or "**Bond Basis**" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

(v) if "**Actual/Actual-ICMA**" is specified hereon:

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in such Calculation Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; or

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(1) the number of days in such Calculation Period falling in the Determination Period in which the Calculation Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(2) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year,

where:

"**Determination Period**" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(j) **Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts:** As soon as practicable after the relevant time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amounts, Early Redemption Amount, Optional Redemption Amounts or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(b), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 10, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(k) **Definitions:** In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"**Approval Date**" means, in the case of Subordinated Notes constituting Tier 3 Capital, the date on which the *Commission Bancaire* shall have confirmed to the Issuer in writing its approval, following receipt by the *Secrétariat Général de la Commission Bancaire* of a risk based consolidated capital ratio adequacy report prepared by the Issuer, to the making of any payment of principal and/or interest under such Notes and/or any related Receipts or Coupons, as the case may be, which has been suspended pursuant to the provisions of this Condition 5(g)(ii).

"**Benchmark**" means the Benchmark specified hereon for the purposes of calculating the Relevant Rate;

"**Business Day**" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for that currency and/or

(ii) in the case of euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System ("**TARGET System**") is operating (a "**TARGET Business Day**") and/or

Notice of any Lock-In Interest Payment Date shall be given to the Noteholders in accordance with Condition 14 and to the Luxembourg Stock Exchange. Such notice shall be given at least seven days prior to the relevant Lock-In Interest Payment Date(s) or, if such date has passed, as soon as reasonably practicable after the occurrence thereof.

Any interest not paid on a Lock-In Interest Payment Date shall, so long as the same remains unpaid, also constitute Arrears of Interest which term shall also include interest on such unpaid interest. Arrears of Interest may, at the option of the Issuer, be paid in whole or in part at any time after an Approval Date upon the expiration of not less than seven days' notice to such effect given to the Noteholders in accordance with Condition 14 but all Arrears of Interest on all such Notes outstanding shall become due in full on whichever is the earliest of:

(i) the Interest Payment Date immediately following an Approval Date or, if the Maturity Date has passed, the Extended Maturity Date; and

(ii) the commencement of a liquidation or dissolution proceedings affecting the Issuer contemplated by Condition 10(b).

If notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged to do so upon the expiration of such notice. When Arrears of Interest are paid in part, each such payment shall be applied in or towards satisfaction of the full amount of the Arrears of Interest accrued in respect of the earliest Interest Period in respect of which Arrears of Interest have accrued and have not been paid in full. Arrears of Interest shall bear interest accruing and compounding on the basis of the exact number of days which have elapsed at the prevailing Rate of Interest on the Notes in respect of each relevant Interest Period.

(h) **Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding**:

(i) If any Margin or Rate Multiplier is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (b) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country of such currency.

(i) **Calculations:** The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such

(f) **Accrual of Interest:** Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date (as defined in Condition 8).

(g) **Suspension and Deferral of Interest**

(i) *Undated Subordinated Notes counting as upper Tier 2 capital*: In the case of Undated Subordinated Notes counting as upper Tier 2 capital issued by the Issuer and when so specified in the applicable Final Terms, the Board of Directors or any person authorised by the Board of Directors may decide, prior to any date for the payment of interest, to suspend payment of interest accrued during any interest period if at the most recent Annual General Meeting of the shareholders of the Issuer which preceded the corresponding date for the payment of interest no dividend was declared, paid or set apart for payment on or with respect to any class of share capital of the Issuer provided that notice of such decision is given to the relevant Noteholder in accordance with Condition 14 as soon as reasonably practicable following the taking of such decision and in any event no later than seven days prior to any date for the payment of interest. In such a case, any interest so suspended shall constitute "**Arrears of Interest**" (which term shall include interest on such unpaid interest) the payment of which shall be deferred until the date for the payment of interest immediately following the date upon which any dividend has been declared, paid or set apart for payment on or with respect to any class of share capital of the Issuer at the most recent Annual General Meeting of the shareholders of the Issuer. Arrears of Interest shall bear interest at the same rate as the Notes to which they relate to the extent permitted under applicable law.

Arrears of Interest may, at the option of the Issuer, be paid in whole or in part at any time upon the expiry of not less than seven days' notice to such effect given to the Noteholders in accordance with these Conditions but all Arrears of Interest shall (subject to applicable laws and regulations) become due in full on whichever is the earliest of (i) the date for the payment of interest immediately following the date upon which a dividend is next declared, paid or set apart as aforesaid, or (ii) the date set for any redemption or purchase pursuant to Conditions 6(d) (in the case of redemption) or 6(g) (in the case of purchase), provided all the Notes are so purchased, or (iii) the commencement of a liquidation or dissolution proceedings affecting the Issuer contemplated by Condition 10(b).

Where Arrears of Interest are paid in part, each such payment shall be applied in or towards satisfaction of the full amount of the Arrears in Interest accrued in respect of the earliest Interest Period in respect of which Arrears of Interest have accrued and have not been paid in full.

(ii) *Tier 3 Subordinated Notes*: Interest on any Subordinated Notes constituting Tier 3 Capital and/or any related Coupons shall be payable on each Compulsory Interest Payment Date in respect of the interest accrued in the Interest Period ending on the day immediately preceding such date.

The payment of any interest accrued in the Interest Period ending on the day immediately preceding any Lock-In Interest Payment Date shall, in accordance with applicable Banking Regulations and, in particular, as required by Article 3.3 of Regulation n° 95-02, be suspended and deferred and the Issuer shall not have any obligation to make such payment and any such suspension, deferral and failure to pay shall not constitute a default under the Notes or for any other purpose.

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) where "Reference Banks" is specified in the applicable Final Terms as the manner in which the Interest Rate is to be determined or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than three Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) where paragraph (y) above applies, if the Calculation Agent determines that fewer than three Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the region comprised of member states that have adopted the single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union (the "**Euro-zone**") as selected by the Calculation Agent (the "**Principal Financial Centre**") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

(iv) *Rate of Interest for Index Linked Interest Notes:* The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified hereon and interest will accrue by reference to an Index or Formula as specified hereon.

(c) **Zero Coupon Notes:** Where a Note, the Interest Basis of which is specified to be Zero Coupon, is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 6(b)(i)).

(d) **Dual Currency Notes:** In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified hereon.

(e) **Partly Paid Notes:** In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified hereon.

that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest for Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon and, except as otherwise specified in the relevant Final Terms, the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified hereon.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated hereon) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified hereon;

(y) the Designated Maturity is a period specified hereon; and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified hereon.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

Such suspension and deferral and such non-payment of principal and/or interest accrued under such Notes on the Maturity Date in accordance with the foregoing provisions shall not constitute a default under such Notes or for any other purpose.

The provisions of this Condition 3(vi) shall apply, *mutatis mutandis*, to the exercise by the Issuer of its option, or any requirement, to redeem such Notes pursuant to Condition 6(c) in the event of any imposition of withholding tax on payments under such Notes and/or any related Receipts or Coupons as provided in such Condition.

The obligation to repay principal or interest on such Notes, including Arrears of Interest, will be reinstated in the event of a bankruptcy, dissolution, or winding up of the Issuer, or if any judgement is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of the Issuer.

In the event of incomplete payment of unsubordinated creditors on the judicial liquidation (*liquidation judiciaire*) of the Issuer, the obligations of the Issuer in connection with the Notes and the Coupons relating to them will be terminated by operation of law.

4 Negative Pledge

So long as any of the Unsubordinated Notes or the Receipts or Coupons relating to them remains outstanding (as such term is defined in the Agency Agreement), the Issuer will not create any mortgage, lien, pledge or other charge upon any of its present or future rights or assets to secure any indebtedness represented by notes, bonds, debentures or other securities issued or guaranteed by it, without at the same time according to such outstanding Unsubordinated Notes, Receipts and Coupons the same or equivalent security as is granted to such indebtedness. For the avoidance of such, such provision shall not apply to Subordinated Notes.

5 Interest and other Calculations

(a) **Interest on Fixed Rate Notes:** Subject in the case of Subordinated Notes, to any other provisions contained in these Conditions and/or the applicable Final Terms, each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified hereon, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified hereon.

(b) **Interest on Floating Rate Notes and Index Linked Interest Notes:**

(i) *Interest Payment Dates:* Subject as aforesaid in the case of Subordinated Notes, each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown hereon, "Interest Payment Date" shall mean each date which falls the number of months or other period shown hereon as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day

The net proceeds of the issue of Undated Subordinated Notes may count as Upper Tier 2 Capital (as defined below). In the event of the Issuer incurring losses, such losses will be charged first against accumulated profits (*"report à nouveau"*), then against reserve, and capital, and finally, to the extent necessary, against the subordinated loans (including interest thereon) of the Issuer, in reverse order of seniority (i.e. from the most junior to the most senior), in order to allow the Issuer to comply with the regulatory requirements applicable to banks in France, especially those relating to solvency ratios, and in order to allow the Issuer to continue its activities.

(vi) The relevant Final Terms may provide for additions or variations to the Conditions applicable to the Subordinated Notes for the purposes *inter alia* of enabling the proceeds of the issue of such Subordinated Notes to count as (i) *fonds propres de base* within the meaning of Article 2 of Regulation N° 90-02 (in which case such Subordinated Notes will need to be deeply Subordinated Notes (*titres subordonnés de dernier rang*)) ("**Tier 1 Capital**"); (ii) *fonds propres complémentaires* within the meaning of Article 4(c) of Regulation N° 90-02 ("**Upper Tier 2 Capital**"); (iii) *fonds propres complémentaires* within the meaning of Article 4(d) of Regulation N° 90-02 ("**Lower Tier 2 Capital**", together with Upper Tier 2 Capital "**Tier 2 Capital**") or (iv) *fonds propres surcomplémentaires* within the meaning of Article 3.3 of Regulation N° 95-02 ("**Tier 3 Capital**"), if such Regulation is applicable.

Article 2 of Regulation N° 90-02 should be read in conjunction with the press release of the Bank for International Settlements dated 27 October 1998 concerning instruments eligible for inclusion in Tier 1 Capital (the "**BIS Press Release**").

For the avoidance of doubt, the obligations of the Issuer under any Subordinated Notes shall not be affected if such Notes no longer qualify as Tier 1 Capital, Tier 2 Capital, Tier 3 Capital or any other category of supplementary capital.

The Issuer agrees that, whenever payments of principal and/or interest under any Subordinated Notes constituting Tier 3 Capital and/or any related Receipts or Coupons, as the case may be, have been suspended and deferred pursuant to the provisions of such Notes, it shall prepare and submit to the *Secrétariat Général de la Commission Bancaire* as soon as reasonably practicable and in any event not later than seven days after the date on which the Issuer is no longer subject to a Regulatory Capital Ratio Shortfall the consolidated capital ratio adequacy report to obtain the approval of the *Commission Bancaire* to the making of such suspended payments of principal and/ or, interest, as the case may be.

Payment of any principal and/or interest payable under any Subordinated Notes constituting Tier 3 Capital and/or any related Receipts or Coupons, as the case may be, on any due date shall, in accordance with applicable French banking laws and, in particular, as required by Article 3.3 of Regulation N° 95-02, as amended from time to time (the "**Banking Regulations**"), be immediately suspended and the Maturity Date shall be deferred until the Extended Maturity Date.

The Issuer shall notify the Noteholders in accordance with Condition 14 of such suspension and deferral as soon as reasonably practicable after such occurrence and of the date of the Extended Maturity Date at least seven days prior thereto.

Notice of any such suspension and deferral and of the Extended Maturity Date shall also be given to the Luxembourg Stock Exchange as soon as reasonably practicable.

Receipts and Coupons relating to them will be paid in accordance with their respective rankings specified in the terms of the Subordinated Notes.

(ii) Certain Subordinated Notes may rank senior to the *prêts participatifs* granted to, and the *titres participatifs* issued by, the Issuer and be subject to applicable French banking laws and regulations and, in particular, Articles 4(c) and 4(d) of *Règlement* N° 90-02 dated 23rd February, 1990 ("**Regulation N° 90-02**") and *Règlement* N° 95-02 dated 21st July, 1995, ("**Regulation N° 95-02**") in each case of the *Comité de la Réglementation Bancaire et Financière* ("**CRBF**") in France, as amended from time to time relating to the various tiers of capital forming part of the own funds of French credit institutions. The Subordinated Notes issued pursuant to this item (ii) will rank *pari passu* and without preference among themselves rateably with all other subordinated notes of the Issuer which, on the date on which such Subordinated Notes are issued, comply with the provisions of Articles 4(c) and 4(d) of Regulation N° 90-02 and Regulation N° 95-02, in each case of the CRBF in France, as amended from time to time, relating to the various tiers of capital forming part of the own funds of French credit institutions. This Condition 3(b)(ii) does not in any way affect any French law applicable to accounting principles relating to the allocation of losses or the duties of shareholders and does not in any way affect the rights of holders of such Notes or the Receipts and Coupons relating to them to receive payment of principal and interest under such Notes, Receipts or Coupons, as the case may be, in accordance with the Conditions.

In the event of incomplete payment of unsubordinated creditors on the *liquidation judiciaire* of the Issuer, the obligations of the Issuer in connection with the Subordinated Notes ranking senior to the *prêts participatifs* granted to, and the *titres participatifs* issued by, the Issuer and the Receipts and Coupons relating to them will be terminated by operation of law.

(iii) Other Subordinated Notes may rank junior to the *prêts participatifs* granted to, and the *titres participatifs* issued by, the Issuer and be subject to applicable French banking laws and regulations and, in particular, Articles 2 of Regulation N° 90-02 and Regulation N° 95-02, in each case of the CRBF in France, as amended from time to time relating to the various tiers of capital forming part of the own funds of French credit institutions.

In the event of incomplete payment of unsubordinated creditors or of holders of *prêts participatifs* granted to, and the *titres participatifs* issued by, the Issuer or Subordinated Notes issued by the Issuer and expressed to rank senior to the *prêts participatifs* granted to, and the *titres participatifs* issued by, the Issuer, on the *liquidation judiciaire* of the Issuer, the obligations of the Issuer in connection with the Subordinated Notes ranking junior to the *prêts participatifs* granted to, and the titres *participatifs* issued by, the Issuer and the Receipts and Coupons relating to them will be terminated by operation of law.

(iv) Subordinated Notes may have a specified maturity date ("**Dated Subordinated Notes**"). Unless otherwise specified in the relevant Final Terms, payments of interest relating to Dated Subordinated Notes constitute obligations which rank equally with the obligations of the Issuer in respect of Unsubordinated Notes issued by the Issuer in accordance with Condition 3(a).

(v) Subordinated Notes may not have a specified maturity date ("**Undated Subordinated Notes**"). Unless otherwise specified in the relevant Final Terms, payments of interest relating to Undated Subordinated Notes will be deferred in accordance with the provisions of Condition 5(g).

(d) **Delivery of New Registered Notes:** Each new Registered Note to be issued pursuant to Condition 2(b) or (c) shall be available for delivery within three business days of receipt of the request for exchange, form of transfer or Exercise Notice (as defined in Condition 6(e)) or surrender of the Registered Note for exchange. Delivery of the new Registered Note shall be made at the specified office of the Transfer Agent or the Registrar (as the case may be) to whom delivery or surrender of such request for exchange, form of transfer, Exercise Notice or Registered Note shall have been made or, at the option of the holder making such delivery or surrender as aforesaid and as specified in the relevant request for exchange, form of transfer, Exercise Notice or otherwise in writing, be mailed by uninsured post at the risk of the holder entitled to the new Registered Note to such address as may be so specified, unless such holder requests otherwise and pays in advance to the relevant Agent (as defined in the Agency Agreement) the costs of such other method of delivery and/or such insurance as it may specify. In this Condition, 2(d), "business day" means a day, other than a Saturday or Sunday, on which banks are open for business in the place of the specified office of the relevant Transfer Agent or the Registrar (as the case may be).

(e) **Exchange or Transfer Free of Charge:** Exchange and transfer of Registered Notes on registration, transfer, partial redemption or exercise of an option will be effected without charge by or on behalf of the Issuer, the Registrar or the Transfer Agents, but upon payment (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require in respect thereof) of any tax or other governmental charges which may be imposed in relation to it.

(f) **Closed Periods:** No Noteholder may require the transfer of a Registered Note to be registered or an Exchangeable Bearer Note to be exchanged for one or more Registered Note(s) (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days prior to any date on which Notes may be called for redemption by the Issuer at its option pursuant to Condition 6(d), (iii) after any such Note has been called for redemption in whole or in part or (iv) during the period of seven days ending on (and including) any Record Date (as defined in Condition 7(b)). An Exchangeable Bearer Note called for redemption may, however, be exchanged for one or more Registered Notes which are simultaneously surrendered not later than the relevant Record Date.

3 Status

(a) **Status of Unsubordinated Notes:** The Unsubordinated Notes (being those Notes that specify their status as Unsubordinated) and the Receipts and Coupons relating to them constitute (subject to Condition 4) unsecured and unsubordinated obligations of the Issuer and shall at all times rank *pari passu* and without any preference among themselves and, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, shall rank at least equally with all other unsecured and unsubordinated indebtedness and monetary obligations of the Issuer, present and future.

(b) **Status of Subordinated Notes:**

(i) The Subordinated Notes (being those Notes which the applicable Final Terms specifies to be Subordinated Notes) and the Receipts and Coupons relating to them, constitute direct unsecured subordinated obligations of the Issuer and will have such subordinated ranking as is expressly specified in the applicable Final Terms, in accordance with the provisions of article L. 228-97 of the French *Code de commerce*. If any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of the Issuer or the Issuer is liquidated for any other reason, the payment obligation of the Issuer under the Subordinated Notes and the Receipts and Coupons relating to them shall be subordinated to the payment in full of the unsubordinated creditors (including depositors) of the Issuer and, subject to such payment in full, the holders of the Subordinated Notes and holders of the

Save as provided in Condition 2, each Registered Note in the form of a definitive registered note or other certificate shall represent the entire holding of Registered Notes of the same Series by the same holder.

All Registered Notes shall have the same specified Denomination. Where Exchangeable Bearer Notes are issued, the Registered Notes for which they are exchangeable shall have the same Denomination as the lowest specified Denomination of the Exchangeable Bearer Notes.

Title to the Bearer Notes and the Receipts, Coupons and Talons shall pass by delivery. Title to the Registered Notes shall pass by registration in the register which the Issuer shall procure to be kept by the Registrar in accordance with the provisions of the Agency Agreement (the "**Register**"). Except as ordered by a court of competent jurisdiction or as required by law, the holder (as defined below) of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes, whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it, any writing on it or its theft or loss and no person shall be liable for so treating the holder.

In these Conditions, "**Noteholder**" means the bearer of any Bearer Note and the Receipts relating to it or the person in whose name a Registered Note is registered (as the case may be), "**holder**" (in relation to a Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or the person in whose name a Registered Note is registered (as the case may be) and capitalised terms have the meanings given to them hereon, the absence of any such meaning indicating that such term is not applicable to the Notes.

2 Exchanges of Exchangeable Bearer Notes and Transfers of Registered Notes

(a) **Exchange of Exchangeable Bearer Notes:** Subject to the provisions of Condition 2(f), Exchangeable Bearer Notes may be exchanged for the same aggregate nominal amount of Registered Notes at the request in writing of the relevant Noteholder and upon surrender of each Exchangeable Bearer Note to be exchanged, together with all unmatured Coupons, Receipts and Talons relating to it, at the specified office of the Registrar or any Transfer Agent; provided, however, that where an Exchangeable Bearer Note is surrendered for exchange after the Record Date (as defined in Condition 7(b)) for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Registered Notes may not be exchanged for Bearer Notes. Bearer Notes of one Series or one specified Denomination may not be exchanged for Bearer Notes of another Series or specified Denomination. Bearer Notes which are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

(b) **Transfer of Registered Notes**: One or more Registered Notes may be transferred upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the relevant Registered Note to be transferred, together with the form of transfer endorsed on such Registered Note duly completed and executed and any other evidence as the Registrar or Transfer Agent may reasonably require. In a case of a transfer of part only of a holding of Registered Notes represented by one Registered Note, a new Registered Note shall be issued to the transferee in respect of the part transferred and a further new Registered Note in respect of the balance of the holding not transferred shall be issued to the transferor. In the case of a transfer of Registered Notes to a person who is already a holder of Registered Notes, a new Registered Note representing the enlarged holding shall only be issued against surrender of the Registered Note representing the existing holding.

(c) **Exercise of Options or Partial Redemption in Respect of Registered Notes:** In the case of an exercise of an Issuer's or Noteholder's option in respect of, or a partial redemption of, a holding represented by a single Registered Note, a new Registered Note shall be issued to the holder to reflect the exercise of such option or in respect of the balance of the holding not redeemed. In the case of a partial exercise of an option resulting in Registered Notes of the same holding having different terms, separate Registered Notes shall be issued in respect of those Notes of that holding that have the same terms. New Registered Notes shall only be issued against surrender of the existing Registered Notes to the Registrar or any Transfer Agent.

TERMS AND CONDITIONS OF THE NOTES

*The following is the text of the terms and conditions (the "**Conditions**") that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Final Terms, shall be applicable to the Notes in definitive form (if any) issued in exchange for the Global Note(s) representing each Series. Either (i) the full text of these terms and conditions together with the relevant provisions of the related Final Terms or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on or attached to such Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Final Terms. Those definitions will be endorsed on the definitive Notes. References in the Conditions to "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.*

The Notes are issued pursuant to an Amended and Restated Agency Agreement dated 30 September 2005 (as amended or supplemented on or prior to the date of issue of the Notes (the "**Issue Date**")) between the Issuer, Crédit Agricole S.A. as fiscal agent, principal paying agent and calculation agent, Citibank, N.A., London office as registrar, exchange agent, transfer agent, issuing agent and DTC paying agent and the other agents named in it (the "**Agency Agreement**") and with the benefit of an Amended and Restated Deed of Covenant (as amended or supplemented on or prior to the Issue Date, the "**Deed of Covenant**") dated 30 September 2005 executed by the Issuer in relation to the Notes. The fiscal agent, the registrar, the paying agents, the exchange agent, the issuing agent, the DTC paying agent, the transfer agents and the calculation agent(s) for the time being (if any) are referred to below respectively as the "**Fiscal Agent**", the "**Registrar**" the "**Paying Agents**" (which expression shall include the Fiscal Agent), the "**Exchange Agent**", the "**Issuing Agent**", the "**DTC Paying Agent**" the "**Transfer Agents**" and the "**Calculation Agent(s)**". The Noteholders (as defined below), the holders of the interest coupons (the "**Coupons**") appertaining to interest bearing Notes and, where applicable in the case of such Notes, talons (the "**Talons**") for further Coupons (the "**Couponholders**") and the holders of the receipts for the payment of instalments of principal (the "**Receipts**") relating to Notes of which the principal is payable in instalments, are deemed to have notice of all of the provisions of the Agency Agreement applicable to them.

Copies of the Agency Agreement and the Deed of Covenant are available for inspection at the specified offices of each of the Paying Agents.

1 Form, Denomination and Title

The Notes are issued in bearer form ("**Bearer Notes**", which expression includes Notes which are specified to be Exchangeable Bearer Notes), in registered form ("**Registered Notes**") or in bearer form exchangeable for Registered Notes ("**Exchangeable Bearer Notes**") in each case in the specified Denomination(s) shown hereon provided that in the case of any Notes which are to be admitted to trading on a regulated market within the European Economic Area and/or offered to the public in a Member State of the European Economic Area which requires the publication of a prospectus under the Prospectus Directive, the minimum denomination shall be Euro 50,000 (or its equivalent in any other currency as at the date of issue of the Notes).

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note or a Partly Paid Note, a combination of any of the foregoing or any other kind of Note, depending upon the Interest and Redemption/Payment Basis shown hereon.

Bearer Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, save in the case of Zero Coupon Notes (in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable). Instalment Notes are issued with one or more Receipts attached.

SUPPLEMENTAL BASE PROSPECTUS

The Issuer has given an undertaking to the Dealers that if at any time during the duration of the Programme there shall occur any material adverse change in the business or financial condition of, or other material adverse change affecting the Issuer which is not reflected in this Base Prospectus, or there is any other significant new factor, material mistake or inaccuracy relating to information the correction or, as the case may be, inclusion of which would reasonably be required by investors and their professional advisers, and would reasonably be expected by them to be found in this Base Prospectus, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer and the rights attaching to the Notes, then the Issuer shall prepare an amendment or supplement to this Base Prospectus or publish a replacement Base Prospectus (in each case, published in accordance with the Prospectus Directive and the relevant implementing measures in the Grand Duchy of Luxembourg) for use in connection with any subsequent offering of the Notes to be listed on the regulated market of the Luxembourg Stock Exchange or otherwise and shall supply to each Dealer and the regulated market of the Luxembourg Stock Exchange such number of copies of such supplement hereto as such Dealer or the rules of the regulated market of the Luxembourg Stock Exchange, as the case may be, may reasonably request.

ANNEX IX	Page no. in the Documents Incorporated by Reference
11.1. Historical financial information	
	p. 103-167, 169-180 SRD, p. 51-115 A.01, p. 6-35 A.02, Financial statements 2003
	p. 103-167 SRD, p. 51-115 A.01
11.2. Financial statements	
11.3. Auditing of historical annual financial information	
11.3.1. Statement of audit of the historical financial information	p. 166-167, 179-180 SRD, p. 114-115 A.01, Financial statements 2003
	N/A
11.3.2. Other audited information	N/A
11.3.3. Unaudited data	31 December 2004
11.4. Age of latest financial information	p. 73-75 SRD, p. 30 A.04
11.5. Legal and arbitration proceedings	p. 30 A.04
11.6. Significant change in the issuer's financial or trading position	
	p. 108-109, 189-190 SRD, p. 33 A.04
12. Material contracts	
	N/A
13. Third party information and statement by experts and declarations of any interest	
13.1. Information concerning the experts	
13.2. Information concerning the third party	
	p. 182 SRD, p. 33 A.04
14. Documents on display	

ANNEX IX	Page no. in the Documents Incorporated by Reference
7.1. Statement of no material adverse change	p. 11 A.04
8. Profit forecasts or estimates	N/A
8.1. Principal assumptions	
8.2. Statement by independent accountants or auditors	
8.3. Comparable with historical financial information	
9. Administrative, management and supervisory bodies	
9.1. Information concerning the administrative and management bodies	p. 99-102 SRD, p. 11-27 A.04, except that information concerning the chief executive (*Directeur général*) shall be read with information described in the Recent Developments section of the Base Prospectus (see "Financial statements of the issuer for the six months ended 30 June 2005")
9.2. Conflicts of interest	p. 86 SRD, p. 28 A.04, Recent Developments section of the Base Prospectus (see "Additional information")
10. Major shareholders	
10.1. Information concerning control	p. 8, 86, 185 SRD, p. 29 A.04, except that information concerning the share capital shall be read with the information described in the Recent Developments of the Base Prospectus (see "Financial statements of the issuer for the six months ended 30 June 2005")
10.2. Description of arrangements which may result in a change of control	N/A
11. Financial information concerning the issuer's assets and liabilities, financial position, and profits and losses	

ANNEX IX	Page no. in the Documents Incorporated by Reference
	(see "Additional information")
2.2. Change of situation of the auditors	p. 200 SRD, p. 2 A.01, p. 3-4 A.02, p. 3-4 A.03, p. 4 A.04
3. Risk Factors	p. 60-75 SRD
4. Information about the issuer	
4.1. History and development of the issuer	
4.1.1. Legal and commercial name	p. 182 SRD
4.1.2. Place of registration and registration number	p. 182 SRD
4.1.3. Date of incorporation and length of life	p. 182 SRD
4.1.4. Domicile, legal form, legislation, country of incorporation, address and telephone number	p. 182 SRD, last pages of SRD, A.01, A.02, A.03 and A.04
4.1.5. Recent events particular to the issuer which are to a material extent relevant to the evaluation of the issuer's solvency	N/A, except for recent events which are described in the Recent Developments section of the Base Prospectus (see "Financial statements of the issuer for the six months ended 30 June 2005")
5. Business overview	
5.1. Principal activities	
5.1.1. Description of the issuer's principal activities	p. 16-25 SRD
5.1.2. Competitive position	p. 16-25 SRD
6. Organisational structure	
6.1. Description of the group and of the issuer's position within it	p. 14-15, 108-110 SRD, p. 6-7 A.01, p. 9-11 A.04
6.2. Dependence relationships within the group	p. 9 A.04
7. Trend information	

DOCUMENTS INCORPORATED BY REFERENCE

This Base Prospectus should be read and construed in conjunction with the documents incorporated by reference (the "**Documents Incorporated by Reference**", as defined below) which form part of this Base Prospectus, save that (A) the report of the statutory auditors on pages 202 and 203 of the SRD (as defined below) and any reference thereto, the report of the statutory auditors on pages 3 and 4 of the update A.01 (as defined below) and any reference thereto, the report of the statutory auditors on pages 4 and 5 of the update A.02 (as defined below) and any reference thereto, the report of the statutory auditors on pages 4 and 5 of the update A.03 (as defined below) and any reference thereto and the report of the statutory auditors on pages 5 and 6 of the update A.04 (as defined below) and any reference thereto, shall not be deemed incorporated herein and (B) any statement contained in the Documents Incorporated by Reference shall be deemed to be modified or superseded for the purpose of this Base Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Base Prospectus.

The Documents Incorporated by Reference will be available on the website of the Luxembourg Stock Exchange (www.bourse.lu). For Luxembourg Stock Exchange purposes, the Documents Incorporated by Reference will also be available free of charge to the public at the premises of the Paying Agent in Luxembourg.

The following table cross-references the pages of the Documents Incorporated by Reference with the main heading required under Annex IX of the Commission regulation No 809/2004 implementing the Prospectus Directive. The Documents Incorporated by Reference are comprised of (i) the Shelf-registration Document D.05-0233 dated 17 March 2005 (the "**SRD**"), (ii) the update A.01 to the SRD dated 20 April 2005 ("**A.01**"), (iii) the update A.02 of the SRD dated 4 May 2005 ("**A.02**"), (iv) the update A.03 of the SRD dated 9 June 2005 ("**A.03**"), (v) the update A.04 to the SRD dated 12 July 2005 ("**A.04**"), (vi) the audited consolidated financial statements of the Crédit Agricole S.A. Group for fiscal year 2003 and related notes and audit report (the "**Financial statements 2003 for the Crédit Agricole S.A. Group**") and (vii) the audited consolidated financial statements of the Crédit Agricole Group for fiscal year 2003 and related notes and audit report (together with the Financial statements 2003 for the Crédit Agricole S.A. Group, the "**Financial statements 2003**").

ANNEX IX	Page no. in the Documents Incorporated by Reference
1. Persons responsible	
1.1. Persons responsible for the information	p. 200 SRD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 3 A.04
1.2. Statements by the persons responsible	p. 200 SRD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 3 A.04
2. Statutory auditors	
2.1. Names and addresses of the issuer's auditors (together with their membership of a professional body)	p. 200 SRD, p. 2 A.01, p. 3-4 A.02, p. 3-4 A.03, p. 4 A.04, except for the statutory auditors' membership of a professional body, which is included in the Recent Developments section of the Base Prospectus

Withholding Tax: **(i) Notes other than those issued through the Issuer's London branch:** Notes constituting *obligations* will be exempt from the withholding tax on interest set out under Article 125AIII of the French General Tax Code, by virtue of article 131 *quater* of the French General Tax Code (as construed by the French tax authorities) to the extent that such Notes constitute *obligations* and are issued outside France (as specified in the relevant Final Terms). Notes constituting *obligations* will be issued (or deemed to be issued) outside France (i) in the case of syndicated or non-syndicated issues, if they are denominated in euro, (ii) in the case of issues of Notes denominated in currencies other than euro and syndicated through an international syndicate, if, *inter alia*, the Issuer and the relevant Dealers agree not to offer the Notes to the public in the Republic of France (i.e., such securities are offered in the Republic of France only to "qualified investors" as described in article L. 411-2 of the *Code monétaire et financier*) and the issue of such Notes is not subject to the *Autorité des marchés financiers* or (iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro that are not syndicated through an international syndicate, if each of the subscribers is domiciled or resident for tax purposes outside the Republic of France and is not acting through a permanent establishment or fixed base therein, in each case as more fully set out in Circular No. 184 of the *Direction Générale des Impôts* dated 30th September, 1998.

The tax regime applicable to such Notes which do not constitute *obligations* will be set out in the relevant Final Terms

(ii) Notes issued through the Issuer's London branch: All payments under such Notes will be made free and clear of any taxes imposed by or on behalf of the United Kingdom or the Republic of France, save as required by law or regulation.

In the event that any such withholdings are required by law, such additional amounts will be paid as will result in the holder of the Notes receiving such amount which would have been received in the absence of such withholding or deduction, subject to any exceptions and limitations set out in the Notes.

Governing Law: English, except for the subordination provisions in Condition 3(b) which are governed by, and shall be construed in accordance with, French law.

Listing: The regulated market of the Luxembourg Stock Exchange or as otherwise specified in the relevant Final Terms. As specified in the relevant Final Terms, a Series of Notes may be unlisted.

Selling Restrictions: Bearer Notes will be issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "**D Rules**") unless (i) the relevant Final Terms states that Notes are issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the "**C Rules**") or (ii) the Notes are issued other than in compliance with the D Rules or the C Rules but in circumstances in which the Notes will not constitute "registration required obligations" under the U.S. Tax Equity and Fiscal Responsibility Act of 1982 ("**TEFRA**"), which circumstances will be referred to in the relevant Final Terms as a transaction to which TEFRA is not applicable.

Transfer Restrictions: There are restrictions on the transfer of Notes. See "Clearing and Settlement", "Transfer Restrictions" and "Subscription and Sale".

Rate of Interest: Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Final Terms.

Redemption by Instalments: The Final Terms issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Other Notes: Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, reverse dual currency Notes, optional dual currency Notes, partly-paid Notes and any other type of Note that the Issuer and any Dealer or Dealers may agree to issue under the Programme will be set out in the relevant Final Terms.

Redemption: The relevant Final Terms will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the holders, and if so the terms applicable to such redemption. Except as provided in the preceding sentence, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See "Terms and Conditions of the Notes—Redemption, Purchase and Options".

Redenomination: The applicable Final Terms may provide that certain Notes may be redenominated into euro. If so, the wording of the redenomination provisions will be set out in full in the applicable Final Terms.

Status of Notes: Unsubordinated Notes will constitute unsubordinated and unsecured obligations of the Issuer and Subordinated Notes will constitute subordinated obligations of the Issuer, all as described in "Terms and Conditions of the Notes—Status".

Negative Pledge: See "Terms and Conditions of the Notes—Negative Pledge".

Ratings: The Programme is rated AA- in respect of Unsubordinated Notes with a maturity of more than one year and A- 1+ in respect of Unsubordinated Notes with a maturity of one year or less by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("**Standard & Poor's**") Aa2 in respect of Unsubordinated Notes with a maturity of more than one year and Prime - 1 in respect of Unsubordinated Notes with a maturity of one year or less by Moody's Investors Service Limited ("**Moody's**") and AA in respect of Unsubordinated Notes with a maturity of more than one year and F1+ in respect of Unsubordinated Notes with a maturity of one year or less by Fitch Ratings Ltd. ("**Fitch**"). The Programme is rated Aa3 by Moody's and AA- by Fitch in respect of dated Subordinated Notes. Subordinated (whether dated or not) or Unsubordinated Notes issued pursuant to the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. Tranches of Notes issued under the Programme may be rated or unrated. Where a Tranche of Notes is rated, such rating will be specified in the relevant Final Terms. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Compliance with the Financial Services and Markets Act 2000 of the United Kingdom: The Issuer is an authorised person for the purposes of section 31(1)(b) of the Financial Services and Markets Act 2000 in the United Kingdom

Currencies: Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in U.S. dollars, euro, Sterling, Japanese yen or in other currencies if the Issuer and the relevant Dealers so agree

Without limitation to the above requirement that all relevant laws, regulations and directives be complied with, for information as at the date of this Base Prospectus, the following rules apply in respect of the following currencies:

Denomination: Notes will be in such denominations as may be specified in the relevant Final Terms, save that:

(i) (as this Base Prospectus has not been approved by the relevant competent authority of the Issuer's country of incorporation for the purposes of the Prospectus Directive) in the case of any Notes admitted to trading on an ISD Regulated Market or offered to the public within the territory of any EEA State, in each case in circumstances which require the publication of a prospectus under the Prospectus Directive, the minimum denomination shall be €50,000 (or its equivalent in any other currency as at the date of issue of those Notes);

(ii) the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body, however called) or any laws or regulations applicable to the Issuer or the relevant currency; and

(iii) unless otherwise set forth in the applicable Final Terms, in respect of any Registered Series, Rule 144A Notes shall be in minimum denominations of U.S.$100,000 (or its equivalent in the currency in which such Notes are denominated, if different, rounded upwards as agreed between the Issuer and the relevant Dealers) and Section 4(2) Notes shall be in minimum denominations of U.S.$500,000 (or its equivalent as aforesaid).

Fixed Rate Notes: Fixed interest will be payable in arrear on the date or dates in each year specified in the relevant Final Terms.

Floating Rate Notes: Floating Rate Notes will bear interest determined separately for each Series as follows: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant currency governed by an agreement incorporating the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series, (ii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR or (iii) by reference to such other basis as may be specified in the relevant Final Terms, in each case, as adjusted for any applicable margin. Interest periods will be specified in the relevant Final Terms.

Zero Coupon Notes: Zero Coupon Notes may be issued at their nominal amount or at a discount to it and will not bear interest, other than in the case of late payment.

Dual Currency Notes: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange as may be specified in the relevant Final Terms

Index Linked Notes: Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Final Terms.

Interest Periods and Rate of The length of the interest periods for the Notes and the applicable rate of interest or its method of calculation may differ from time to time or be constant for any

being issued in compliance with the D Rules (as defined in "Selling Restrictions"). Otherwise such Tranche will be represented by a permanent Global Note. Interests in a temporary Global Note will be exchangeable, in whole or in part, for interests in a permanent Global Note or for Bearer Notes in definitive form ("**Definitive Bearer Notes**") (to which interest coupons will be attached, in the case of interest-bearing Notes) on or after the date 40 days after the later of the commencement of the offering and the relevant Issue Date (the "**Exchange Date**"), upon certification as to non-U.S. beneficial ownership

Registered Notes:

Unrestricted Notes: Notes of each Tranche of each Series to be issued in registered form ("**Registered Notes**" comprising a "**Registered Series**") which are sold in "offshore transactions" within the meaning of Regulation S ("**Regulation S Notes**"), will initially be represented by interests in one or more Unrestricted Global Certificates, without interest coupons, which will be deposited with, and registered in the name of a nominee for, a common depositary for Euroclear and Clearstream Luxembourg on its Issue Date. Until the expiration of 40 days after the later of the commencement of the offering of a Tranche of a Registered Series and the Issue Date thereof, beneficial interests in an Unrestricted Global Certificate may be held only through Euroclear or Clearstream Luxembourg or such other clearing system as agreed between the Issuer and the relevant Dealer.

Restricted Notes:

Registered Notes sold to QIBs: Notes of any Tranche of a Registered Series which are sold to QIBs pursuant to Rule 144A ("**Rule 144A Notes**"), as referred to in and subject to the transfer restrictions described in "Subscription and Sale" and "Transfer Restrictions", will initially be represented by one or more Restricted Global Certificates, without interest coupons, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC on its Issue Date.

Registered Notes sold to Institutional Accredited Investors: Notes of each Tranche of each Registered Series which are sold to Institutional Accredited Investors ("**Section 4(2) Notes**" and, together with the Rule 144A Notes, "**Restricted Notes**"), as referred to in and subject to the transfer restrictions described in "Subscription and Sale" and "Transfer Restrictions", will be issued only as Definitive Registered Notes (together with the Definitive Bearer Notes, "**Definitive Notes**").

Clearing Systems: Clearstream Luxembourg, Euroclear, DTC and, in relation to any Tranche, such other clearing system as may be agreed between the Issuer, the Fiscal Agent and the relevant Dealer.

Initial Delivery of Notes: On or before the Issue Date for each Tranche, the Global Note representing Bearer Notes or Exchangeable Bearer Notes or the Global Certificate representing the Registered Notes may be deposited with a common depositary for Euroclear and Clearstream Luxembourg or any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Fiscal Agent and the relevant Dealer. Registered Notes that are to be credited to one or more clearing systems on issue will be registered in the name of nominees or a common nominee for such clearing systems.

Definitive Registered Notes representing any Section 4(2) Notes of a Tranche will be sent to purchasers of such Section 4(2) Notes at the addresses notified to the Registrar by the relevant Dealer.

Nomura International plc
The Royal Bank of Scotland plc
UBS Limited

The Issuer may from time to time terminate the appointment of any Dealer under the Programme or appoint additional Dealers either in respect of one or more Tranches or in respect of the whole Programme. References in this Base Prospectus to "Permanent Dealers" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated) and to "Dealers" are to all Permanent Dealers and all persons appointed as a Dealer in respect of one or more Tranches.

Issues of Notes denominated in euro will be carried out in accordance with applicable French law and regulations.

Fiscal Agent, Principal Paying Agent and Calculation Agent: Crédit Agricole S.A.

Registrar, Exchange Agent, Transfer Agent, Issuing Agent and DTC Paying Agent: Citibank, N.A. London office

Paying Agent and Transfer Agent: Crédit Agricole Investor Services Bank Luxembourg

Method of Issue: The Notes will be issued outside the Republic of France on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "**Series**") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest, the issue date and issue price), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "**Tranche**") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and nominal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a Final Terms to this Base Prospectus (a "**Final Terms**").

Issue Price: Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly-paid Notes may be issued, the issue price of which will be payable in two or more instalments.

Purchasers of Notes issued at a discount to par should refer in particular to the rules related to Original Issue Discount (see "United States Taxation" below) as amended from time to time.

Form of Notes: The Notes will be issued in bearer form ("**Bearer Notes**"), in bearer form exchangeable for Registered Notes ("**Exchangeable Bearer Notes**") or in registered form ("**Registered Notes**").

Bearer Notes: Each Tranche of Bearer Notes and Exchangeable Bearer Notes will be represented on issue by a temporary Global Note if (i) definitive Notes are to be made available to Noteholders following the expiry of 40 days after their Issue Date or (ii) such Notes have an initial maturity of more than one year and are

GENERAL DESCRIPTION OF THE PROGRAMME AND OF THE TERMS AND CONDITIONS OF THE NOTES

The following overview is qualified in its entirety by the remainder of this Base Prospectus and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Final Terms.

Under the Programme, the Issuer, including acting through its London Branch, may from time to time issue Notes denominated in any currency (including euro) subject as set out in this Base Prospectus. The applicable terms of any Notes will be agreed between the Issuer and the relevant Dealer(s) prior to the issue of the Notes and will be set out in the Terms and Conditions of the Notes endorsed on the Notes, as modified and supplemented by the applicable Final Terms, as more fully described under "Form of the Notes" below.

This Base Prospectus and any supplement will only be valid for listing Notes on the regulated market of the Luxembourg Stock Exchange in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed Euro 25,000,000,000 or its equivalent in other currencies. For the purpose of calculating the euro equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a) the premium of Notes issued at a premium shall be added to their principal amount;

(b) the principal amount of Notes issued at a discount as at any time shall equal their principal amount or, if defined and provided for in the conditions of such Notes, their Amortised Face Amount as at such time;

(c) the principal amount of partly-paid Notes as at any time shall equal the amount of subscription monies paid up as at such time; and

(d) the euro equivalent of Notes denominated in another currency (which, in the case of dual currency Notes, shall be the currency in which the subscription monies are received by the Issuer) shall be determined, at the discretion of the Issuer, either as of the date on which agreement is reached for the issue of Notes or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case, on the basis of the spot rate for the sale of the euro against the purchase of such currency in the London foreign exchange market quoted by any leading bank selected by the Issuer on the relevant day of calculation.

Issuer:	Crédit Agricole S.A., including acting through its London branch, to the extent so specified in the relevant Final Terms.
Description:	Euro Medium Term Note Programme
Size:	Up to Euro 25,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time including Notes issued through the Issuer's London Branch.
Arranger:	Merrill Lynch Capital Markets (France) SAS
Dealers:	Barclays Bank PLC CALYON Citigroup Global Markets Limited Credit Suisse First Boston (Europe) Limited Dresdner Bank Aktiengesellschaft Goldman Sachs International J.P. Morgan Securities Ltd. Lehman Brothers International (Europe) Merrill Lynch International Morgan Stanley & Co. International Limited

The credit ratings assigned to the Issuer's medium-term note program are a reflection of the credit status of the Issuer, and in no way are a reflection of the potential impact of any of the factors discussed above, or any other factors, on the market value of any Index Linked Note. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in Index Linked Notes and the suitability of such Notes in light of their particular circumstances.

Various transactions by the Issuer could impact the performance of any Index Linked Notes, which could lead to conflicts of interest between the Issuer and holders of its Index Linked Notes.

The Issuer is active in the international securities, currency and commodity markets on a daily basis. It may thus, for its own account or for the account of customers, engage in transactions directly or indirectly involving assets that are "reference assets" under Index Linked Notes and may make decisions regarding these transaction in the same manner as it would if the Index Linked Notes had not been issued. The Issuer and its affiliates may on the issue date of the Index Linked Notes or at any time thereafter be in possession of information in relation to any reference assets that may be material to holders of any Index Linked Notes and that may not be publicly available or known to the Noteholders. There is no obligation on the part of the Issuer to disclose any such business or information to the Noteholders.

Interests of the Dealers

Certain of the Dealers and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform services for, the Issuer and its affiliates in the ordinary course of business.

Holders of Subordinated Notes face a significantly increased risk that the Notes will not perform as anticipated.

In the event of any insolvency or liquidation of the Issuer, holders of Subordinated Notes would receive payments on any outstanding Subordinated Notes only after senior Noteholders and other senior creditors have been repaid in full, if and to the extent that there is still cash available for those payments. Thus, holders of Subordinated Notes generally face a higher performance risk than holders of senior Notes.

Investments in Index Linked Notes entail significant risks and may not be appropriate for investors lacking financial expertise.

An investment in Index Linked Notes entails significant risks that are not associated with similar investments in a conventional fixed or floating rate debt security. The Issuer believes that Index Linked Notes should only be purchased by investors who are, or who are purchasing under the guidance of, financial institutions or other professional investors that are in a position to understand the special risks that an investment in these instruments involves. These risks include, among other things, the possibility that:

- such index or indices may be subject to significant changes, whether due to the composition of the index itself, or because of fluctuations in value of the indexed assets;
- the resulting interest rate will be less (or may be more) than that payable on a conventional debt security issued by the Issuer through the Issuer at the same time;
- the repayment of principal can occur at times other than that expected by the investor;
- the holder of an Index Linked Note could lose all or a substantial portion of the principal of such Note (whether payable at maturity or upon redemption or repayment), and, if the principal is lost, interest may cease to be payable on the Index Linked Note;
- the risks of investing in an Index Linked Note encompasses both risks relating to the underlying indexed securities or commodities and risks that are unique to the Note itself;
- any Index Linked Note that is indexed to more than one type of underlying asset, or on formulas that encompass the risks associated with more than one type of asset, may carry levels of risk that are greater than Notes that are indexed to one type of asset only;
- it may not be possible for investors to hedge their exposure to these various risks relating to Index Linked Notes; and
- a significant market disruption could mean that the index on which the Index Linked Notes are based ceases to exist.

In addition, the value of Index Linked Notes on the secondary market is subject to greater levels of risk than is the value of other Notes. The secondary market, if any, for Index Linked Notes will be affected by a number of factors, independent of the creditworthiness of the Issuer and the value of the applicable currency, commodity, stock, interest rate or other index, including the volatility of the applicable currency, commodity, stock, interest rate or other index, the time remaining to the maturity of such Notes, the amount outstanding of such Notes and market interest rates. The value of the applicable currency, commodity, stock or interest rate index depends on a number of interrelated factors, including economic, financial and political events, over which the Issuer has no control. Additionally, if the formula used to determine the amount of principal, premium and/or interest payable with respect to Index Linked Notes contains a multiplier or leverage factor, the effect of any change in the applicable currency, commodity, stock, interest rate or other index will be increased. The historical experience of the relevant currencies, commodities, stocks or interest rate indices should not be taken as an indication of future performance of such currencies, commodities, stock, interest rate or other indices during the term of any Index Linked Note. Additionally, there may be regulatory and other ramifications associated with the ownership by certain investors of certain Index Linked Notes.

Limited events of default

The holder of any Note may only give notice that such Note is immediately due and repayable in a limited number events. Such events of default do not include, for example, any other present or future indebtedness for money borrowed or otherwise raised by the Issuer becoming due and payable prior to its stated maturity by reason of default by the Issuer.

A Noteholder's actual yield on the Notes may be reduced from the stated yield by transaction costs.

When Notes are purchased or sold, several types of incidental costs (including transaction fees and commissions) are incurred in addition to the current price of the security. These incidental costs may significantly reduce or even exclude the profit potential of the Notes. For instance, credit institutions as a rule charge their clients for own commissions which are either fixed minimum commissions or pro-rata commissions depending on the order value. To the extent that additional – domestic or foreign – parties are involved in the execution of an order, including but not limited to domestic dealers or brokers in foreign markets, Noteholders must take into account that they may also be charged for the brokerage fees, commissions and other fees and expenses of such parties (third party costs).

In addition to such costs directly related to the purchase of securities (direct costs), Noteholders must also take into account any follow-up costs (such as custody fees). Investors should inform themselves about any additional costs incurred in connection with the purchase, custody or sale of the Notes before investing in the Notes.

A Noteholder's effective yield on the Notes may be diminished by the tax impact on that Noteholder of its investment in the Notes.

Payments of interest on the Notes, or profits realised by the Noteholder upon the sale or repayment of the Notes, may be subject to taxation in its home jurisdiction or in other jurisdictions in which it is required to pay taxes. The tax impact on Noteholders generally in France and as a result of the entry into force of the EU Directive 2003/48/EC on the taxation of savings income is described under the "Taxation" paragraph of the "Terms and Conditions of the Notes" section and the "EU (including Luxembourg) taxation" section below; however, the tax impact on an individual Noteholder may differ from the situation described for Noteholders generally. The Issuer advises all investors to contact their own tax advisors for advice on the tax impact of an investment in the Notes.

Investors will not be able to calculate in advance their rate of return on Floating Rate Notes.

A key difference between Floating Rate Notes and Fixed Rate Notes is that interest income on Floating Rate Notes cannot be anticipated. Due to varying interest income, investors are not able to determine a definite yield of Floating Rate Notes at the time they purchase them, so that their return on investment cannot be compared with that of investments having longer fixed interest periods. If the terms and conditions of the notes provide for frequent interest payment dates, investors are exposed to the reinvestment risk if market interest rates decline. That is, investors may reinvest the interest income paid to them only at the relevant lower interest rates then prevailing.

Zero coupon bonds are subject to higher price fluctuations than non-discounted bonds.

Changes in market interest rates have a substantially stronger impact on the prices of zero coupon bonds than on the prices of ordinary bonds because the discounted issue prices are substantially below par. If market interest rates increase, zero coupon bonds can suffer higher price losses than other bonds having the same maturity and credit rating. Due to their leverage effect, zero coupon bonds are a type of investment associated with a particularly high price risk.

Foreign currency bonds expose investors to foreign-exchange risk as well as to issuer risk.

As purchasers of foreign currency bonds, investors are exposed to the risk of changing foreign exchange rates. This risk is in addition to any performance risk that relates to the issuer or the type of Note being issued.

To assist the Issuer in assuming its central body liabilities and to ensure mutual support within the Issuer Group, a fund has been established for liquidity and solvency banking risks (the "Guarantee Fund"). The Guarantee Fund has been funded as to 75% by the Issuer and as to 25% by the Regional Banks and amounts 636 million euros as of December 31, 2004. Although the Issuer is not aware of circumstances likely to require recourse to the Guarantee Fund and anticipates that the investment revenue from the Guarantee Fund should be sufficient to enable the Issuer to meet any calls on its statutory guarantee, there can be no assurance that it will never be necessary to call upon the capital of the Guarantee Fund or that, in the event of its full depletion, the Issuer will not be required to make up the shortfall.

The Regional Banks hold a majority interest in the Issuer and may have interests that are different from those of the Issuer

By virtue of their controlling interest in the Issuer through SAS Rue de la Boétie, the Regional Banks have the power to control the outcome of all votes at ordinary meetings of the Issuer's shareholders, including votes on decisions such as the appointment or approval of members of its board of directors and the distribution of dividends. The Regional Banks may have interests that are different from those of the Issuer and the other holders of the Issuer's securities.

Risk Factors relating to the Notes

The following does not describe all the risks of an investment in the Notes. Prospective investors should consult their own financial and legal advisers about risks associated with investment in a particular series of Notes and the suitability of investing in the Notes in light of their particular circumstances.

The trading market for debt securities may be volatile and may be adversely impacted by many events.

The market for debt securities issued by banks is influenced by economic and market conditions and, to varying degrees, market conditions, interest rates, currency exchange rates and inflation rates in other European and other industrialised countries. There can be no assurance that events in France, Europe or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of Notes or that economic and market conditions will not have any other adverse effect.

An active trading market for the Notes may not develop.

There can be no assurance that an active trading market for the Notes will develop, or, if one does develop, that it will be maintained. If an active trading market for the Notes does not develop or is not maintained, the market or trading price and liquidity of the Notes may be adversely affected. The Bank or its affiliates are entitled to buy and sell the Notes for their own account or for the account of others, and to issue further Notes. Such transactions may favourably or adversely affect the price development of the Notes. If additional and competing products are introduced in the markets, this may adversely affect the value of the Notes.

Any early redemption at the option of the Issuer, if provided for in any Final Terms for a particular issue of Notes, could cause the yield anticipated by Noteholders to be considerably less than anticipated.

The Final Terms for a particular issue of Notes may provide for early redemption at the option of the Issuer. Such right of termination is often provided for bonds or notes in periods of high interest rates. If the market interest rates decrease, the risk to Noteholders that the Issuer will exercise its right of termination increases. As a consequence, the yields received upon redemption may be lower than expected, and the redeemed face amount of the Notes may be lower than the purchase price for the Notes paid by the Noteholder. As a consequence, part of the capital invested by the Noteholder may be lost, so that the Noteholder in such case would not receive the total amount of the capital invested. In addition, investors that choose to reinvest monies they receive through an early redemption may be able to do so only in securities with a lower yield than the redeemed Notes.

The Issuer faces increased competition due to consolidation and new entrants

The Issuer faces intense competition in all financial services markets and for the products and services it offers. Consolidation, both in the form of mergers and acquisitions and by way of alliances and cooperation, is increasing competition. The European financial services markets are relatively mature, and the demand for financial services products is, to some extent, related to overall economic development. Competition in this environment is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like the Issuer, have the ability to offer a wide range of products, from insurance, loans and deposit taking to brokerage, investment banking and asset management services.

An interruption in or breach of the Issuer's information systems may result in lost business and other losses.

As with most other banks, the Issuer relies heavily on communications and information systems to conduct its business. Any failure or interruption or breach in security of these systems could result in failures or interruptions in the Issuer's customer relationship management, general ledger, deposit, servicing and/or loan organization systems. If, for example, the Issuer's information systems failed, even for a short period of time, it would be unable to timely serve some customers' needs and could thus lose their business. Likewise, a temporary shut-down of the Issuer's information systems, even though it has back-up recovery systems and contingency plans, could result in considerable costs that are required for information retrieval and verification. The Issuer cannot provide assurances that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions could have a material adverse effect on the Issuer's financial condition and results of operations.

The Issuer is subject to extensive supervisory and regulatory regimes which may change

A variety of regulatory and supervisory regimes apply to the Issuer in each of the countries in which the Issuer operates. The Issuer's ability to expand its business or to pursue certain activities may be limited by regulatory constraints. In addition, non-compliance with such regimes could lead to various sanctions ranging from fines to withdrawal of authorisation to operate. The Issuer's activities and earnings can also be affected by the policies or actions from various regulatory authorities in France or in other countries where the Issuer operates. The nature and impact of such changes are not predictable and are beyond the Issuer's control.

Risks relating to the Issuer's Structure

Although the Issuer depends upon the Regional Banks for a significant portion of its net income and has significant powers over the Regional Banks in its capacity as central body, it does not have voting control over the decisions of the Regional Banks.

The Regional Banks, in which the Issuer holds a 25% equity interest, generate a significant portion of the net income of the group's French retail banking business segment. The Regional Banks are a significant distribution network for the products and services offered by other business segments, primarily insurance and specialized financing. Although the Issuer participates in meetings of the shareholders of the Regional Banks, it does not have control over decisions that require the consent of shareholders of the Regional Banks.

If the Guarantee Fund proves inadequate to restore the liquidity and solvency of any Regional Bank that may encounter future financial difficulty, the Issuer may be required to contribute additional funds under its guarantee

As the central body of the network comprising the Regional Banks, the Local Banks (*Caisses Locales*) and their respective subsidiaries having the status of credit institutions, the Issuer represents its affiliated credit institutions before regulatory authorities and guarantees the liquidity and solvency of each of the Regional Banks. As a result of this guarantee, the Issuer is empowered under applicable laws and regulations to exercise administrative, technical and financial control over the organisation and management of these institutions.

RISK FACTORS

Prospective purchasers of the Notes offered hereby should consider carefully, in light of their financial circumstances and investment objectives, all of the information in this Base Prospectus and, in particular, the risk factors set forth below (which the Issuer, in its reasonable opinion, believes represents or may represent the risk factors known to it which may affect the Issuer's ability to fulfil its obligations under the Notes) in making an investment decision.

Risks relating to the Issuer, its operations and the Issuer's industry

Risks relating to the Issuer and its Operations

The Issuer's management policies, procedures and methods may leave it exposed to unidentified or unanticipated risks, which could lead to material losses.

The Issuer has devoted significant resources to developing its risk management policies, procedures and assessment methods and intends to continue to do so in the future. Nonetheless, the Issuer's risk management techniques and strategies may not be fully effective in mitigating its risk exposure in all economic market environments or against all types of risk, including risks that the Issuer fails to identify or anticipate.

Some of the Issuer's qualitative tools and metrics for managing risk are based upon its use of observed historical market behaviour. The Issuer applies statistical and other tools to these observations to assess its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors the Issuer did not anticipate or correctly evaluate in its statistical models. This would limit the Issuer's ability to manage its risks and affect its results.

The Issuer is exposed to credit risk of other parties

As a credit institution, the Issuer is exposed to the creditworthiness of its customers and counterparties. A credit risk occurs when a counterparty is unable to honour its obligations and when the book value of these obligations in the bank's records is positive. The counterparty may be a bank, an industrial or commercial enterprise, a government and its various entities, an investment fund, or a natural person. The level of provisions established by the Issuer may turn out to be inadequate to cover losses, and the Issuer may have to make significant additional provisions for possible bad and doubtful debts in future periods.

Adverse market or economic conditions may cause a decrease in the Issuer's net banking income.

The Issuer's businesses are materially affected by conditions in the financial markets and economic conditions generally in France, Europe and elsewhere around the world were the Issuer operates. Adverse changes in market or economic conditions could create a challenging operating environment for financial institutions in the future. In particular, a further increase in oil prices, fluctuations in interest rates, security prices, exchange rates, the specific yield premium on a bond issue, commodity and precious metals prices, inter-market correlations and unforeseen geopolitical events could lead to deterioration in the market environment and reduce the Issuer's net banking income.

Due to the scope of its activities, the Issuer may be vulnerable to specific political, macroeconomic and financial environments or circumstances

The Issuer is subject to country risk, meaning the risk that economic, financial, political or social conditions in a foreign country will affect the Issuer's financial interests. At the end of 2004, general country risk provisions totaled €704 million. A significant change in political or macroeconomic environments may require the Issuer to record additional provisions or to incur losses in amounts that exceed the current provisions.

TABLE OF CONTENTS

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named in the applicable Final Terms as the stabilising manager(s) (the "Stabilising Manager(s)") (or persons acting on behalf of any Stabilising Manager(s)) may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. In the case of any Tranche of Notes to be admitted to trading on a regulated market for the purposes of the Investment Services Directive 93/22/EC (an "ISD Regulated Market"), the aggregate principal amount of Notes allotted will not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche).

In this Base Prospectus, unless otherwise specified or the context otherwise requires, references to "euro" are to the lawful currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25 March 1957), as amended from time to time and to "U.S.$" are to the currency of the United States of America.

RESTRICTIONS ON OFFERS, SALES AND TRANSFERS OF THE NOTES AND DISTRIBUTION OF THIS BASE PROSPECTUS, SEE "TRANSFER RESTRICTIONS" AND "SUBSCRIPTION AND SALE".

TO PERMIT COMPLIANCE WITH RULE 144A IN CONNECTION WITH SALES OF NOTES, FOR AS LONG AS ANY OF THE NOTES REMAIN OUTSTANDING AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT, THE ISSUER WILL FURNISH UPON THE REQUEST OF A HOLDER OF NOTES OR OF A BENEFICIAL OWNER OF AN INTEREST THEREIN, OR TO A PROSPECTIVE PURCHASER OF SUCH NOTES OR BENEFICIAL INTERESTS DESIGNATED BY A HOLDER OF NOTES OR A BENEFICIAL OWNER OF AN INTEREST THEREIN TO SUCH HOLDER, BENEFICIAL OWNER OR PROSPECTIVE PURCHASER, THE INFORMATION REQUIRED TO BE DELIVERED UNDER RULE 144A(d)(4) UNDER THE SECURITIES ACT AND WILL OTHERWISE COMPLY WITH THE REQUIREMENTS OF RULE 144A(d)(4) UNDER THE SECURITIES ACT, IF AT THE TIME OF SUCH REQUEST, THE ISSUER IS NOT A REPORTING COMPANY UNDER SECTION 13 OR SECTION 15(d) OF THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, (THE "EXCHANGE ACT"), OR EXEMPT FROM REPORTING PURSUANT TO RULE 12g3-2(b) UNDER THE EXCHANGE ACT.

TO NEW HAMPSHIRE RESIDENTS: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

This Base Prospectus does not constitute an offer of, or an invitation by or on behalf of the Issuer or the Dealers to subscribe for, or purchase, any Notes.

The Dealers have not separately verified the information contained in this Base Prospectus. None of the Dealers makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Base Prospectus. Neither this Base Prospectus nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Issuer, the Arranger or the Dealers that any recipient of this Base Prospectus or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Base Prospectus and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Issuer during the life of the arrangements contemplated by this Base Prospectus nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

Any investor purchasing the Notes under the Programme is solely responsible for ensuring that any offer or resale of the Notes it purchased under the Programme occurs in compliance with applicable laws and regulations.

No person has been authorised to give any information or to make any representation other than those contained in this Base Prospectus in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger (as defined in "Overview of the Programme and of the Terms and Conditions of the Notes"). Neither the delivery of this Base Prospectus nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer, or the Issuer and its consolidated subsidiaries (together, the "Crédit Agricole S.A. Group") or the Issuer, the Caisses Régionales de Crédit Agricole (the "Caisses Régionales"), the Caisses Locales de Crédit Agricole (the "Caisses Locales") and their consolidated subsidiaries (the "Crédit Agricole Group") since the date hereof or the date upon which this Base Prospectus has been most recently amended or supplemented or that there has been no adverse change in the financial position of the Issuer, or the Crédit Agricole S.A. Group or the Credit Agricole Group since the date hereof or the date upon which this Base Prospectus has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Base Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Base Prospectus comes are required by the Issuer, the Dealers and the Arranger to inform themselves about and to observe any such restriction. For a description of certain restrictions on offers and sales of Notes and on distribution of this Base Prospectus, see "Subscription and Sale".

This Base Prospectus (including the Documents Incorporated by Reference (as defined below)) and together with supplements to this Base Prospectus from time to time (each a "Supplement" and together the "Supplements") comprises a base prospectus for the purposes of Article 5.4 of the Prospectus Directive. In relation to each separate issue of Notes, the final offer price and the amount of such Notes will be determined by the Issuer and the relevant Dealers in accordance with prevailing market conditions at the time of the issue of the Notes and will be set out in the relevant Final Terms.

THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF THE NOTES OR THE ACCURACY OR ADEQUACY OF THIS BASE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND THE NOTES MAY INCLUDE BEARER NOTES THAT ARE SUBJECT TO U.S. TAX LAW REQUIREMENTS. SUBJECT TO CERTAIN EXCEPTIONS, THE NOTES MAY NOT BE OFFERED OR SOLD OR, IN THE CASE OF BEARER NOTES, DELIVERED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OF, U.S. PERSONS (AS DEFINED IN THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED, AND REGULATIONS THEREUNDER).

THE NOTES ARE BEING OFFERED AND SOLD OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN RELIANCE ON REGULATION S AND WITHIN THE UNITED STATES IN REGISTERED FORM ONLY TO QIBs IN RELIANCE ON RULE 144A AND A LIMITED NUMBER OF INSTITUTIONAL ACCREDITED INVESTORS THAT EXECUTE AND DELIVER A LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS. PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT SELLERS OF THE NOTES MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A. FOR A DESCRIPTION OF THESE AND CERTAIN FURTHER

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1B

Final Terms relating to the issuance of EUR 20,000,000 Fixed Rate Notes due October 2007

October 7, 2005

Please see attached.

Final Terms dated 7 October 2005

CREDIT AGRICOLE S.A.

acting through its London branch

Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 109
TRANCHE NO: 1
Issue of USD20,000,000 Fixed Rate Notes due October 2007
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Barclays Capital

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London Branch
2	(i)	Series Number:	109
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount of Notes admitted to trading:		USD20,000,000
	(i)	Series:	USD20,000,000
	(ii)	Tranche:	USD20,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		USD1,000,000
7	(i)	Issue Date:	11 October 2005
	(ii)	Interest Commencement Date	11 October 2005
8	Maturity Date:		11 October 2007
9	Interest Basis:		4.56% Fixed Rate (further particulars specified below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Not Applicable

14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Applicable
	(i)	Rate(s) of Interest:	4.56 per cent. per annum payable semi-annually
	(ii)	Interest Payment Date(s):	11 April and 11 October in each year, commencing on 11 April 2006 up to and including the Maturity Date
	(iii)	Fixed Coupon Amount(s):	Not Applicable
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360, unadjusted
	(vi)	Determination Dates:	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**		Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		USD1,000,000 per Note of USD1,000,000 specified denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:		Not Applicable
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10)	As set out in the Conditions

		or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET, London and New York
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

33	If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 the North Colonnade Canary Wharf London E14 4BB United Kingdom
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.8255 EUR per USD producing a sum of:	EUR 16,510,000

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

(General Manager of Credit Agricole S.A. London Branch)

PART B – Other Information

1	**RISK FACTORS**	Not Applicable
2	**LISTING**	None

3 **RATINGS**

Ratings:	The Notes to be issued have not been rated

4 **NOTIFICATION** Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE SSUE**

"So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	General funding
(ii)	Estimated net proceeds:	USD20,000,000
(iii)	Estimated total expenses:	Not Applicable

7 **YIELD**

Indication of yield:	4.56% The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

8 **OPERATIONAL INFORMATION**

ISIN Code:	XS0232138692
Common Code:	023213869
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1C

Final Terms relating to the issuance of GBP 150,000,000 Fixed Rate Notes due December 2010

October 11, 2005

Please see attached.

Final Terms dated **11 October 2005**

CREDIT AGRICOLE S.A.

acting through its London branch

EUR 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 110
TRANCHE NO: 01
Issue of GBP 150,000,000 Fixed Rate Notes due December 2010
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

HSBC Bank plc

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London Branch
2	(i)	Series Number:	110
	(ii)	Tranche Number:	01
3	Specified Currency or Currencies:		Pounds Sterling ("GBP")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	GBP 150,000,000
	(ii)	Tranche:	GBP 150,000,000

5	Issue Price:		99.5233 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		GBP 50,000 plus integral multiples of GBP 1,000
7	(i)	Issue Date:	13 October 2005
	(ii)	Interest Commencement Date	13 October 2005
8	Maturity Date:		30 December 2010
9	Interest Basis:		4.50% Fixed Rate (further particulars specified below)
10	Redemption/Payment Basis**:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Not Applicable
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Applicable
	(i)	Rate[(s)] of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 December in each year (not adjusted) Commencing on 30 December 2005 (short first coupon).
	(iii)	Fixed Coupon Amount[(s)]:	Not Applicable
	(iv)	Broken Amount(s):	GBP 480.82 per GBP 50,000 in Nominal Amount
	(v)	Day Count Fraction:	Actual/Actual (ICMA)
	(vi)	Determination Dates:	30 December in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**		Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable

18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions****	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note****	Nominal Amount
23	**Early Redemption Amount**	
	(iii) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(iv) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(v) Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	New York
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33		If non-syndicated, name and address of Dealer:	HSBC Bank plc
34		Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of GBP 1 = EUR 1.454711 producing a sum of:	EUR 218,206,650

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre
General Manager of Credit Agricole S.A. London Branch

PART B – Other Information

1	**RISK FACTORS**	Not Applicable
2	**LISTING**	
	(i) Listing:	Luxembourg
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on 13 October 2005.
	(iii) Estimate of total expenses related to admission to trading:	Not Applicable
	(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable
3	**RATINGS**	
	Ratings:	Not Applicable
4	**NOTIFICATION**	**Not Applicable**

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

7 **Fixed Rate Notes only – YIELD**

Indication of yield:	4.609 per cent. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

8 **Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

Not Applicable

9 **Dual Currency Notes only – PERFORMANCE OF RATE[S] OF EXCHANGE**

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered/admitted to trading

Not Applicable

11	**Terms and Conditions of the Offer**	Not Applicable
12	**Placing and Underwriting**	Not Applicable
13	**OPERATIONAL INFORMATION**	
	ISIN Code:	XS0232601665
	Common Code:	023260166
	Depositaries:	
	(i) Euroclear France to act as Central Depositary	No
	(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
	Delivery:	Delivery against payment
	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1D

Final Terms relating to the issuance of EUR 300,000,000 Fixed Rate Notes due October 2007

October 12, 2005

Please see attached.

Final Terms dated 12 October 2005

Crédit Agricole S.A.

acting through its London branch
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 111
TRANCHE NO: 1
EUR 300,000,000 Floating Rate Notes due October 2007 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Merrill Lynch International

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London Branch
2	(i) Series Number:	**111**
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 300,000,000
	(ii) Tranche:	EUR 300,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date	14 October 2005
	(ii) Interest Commencement Date	Issue Date

8	Maturity Date:	Interest Payment Date falling in or nearest to October, 2007
9	Interest Basis:	Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Not Applicable
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s)	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date. For the avoidance of doubt the initial Interest Period shall be from (and including) 14 October, 2005 to (but excluding) 17 January, 2006.
	(ii) Specified Interest Payment Dates	17 January, 17 April, 17 July and 17 October in each year from and including 17 January, 2006 up to and including 17 October, 2007; each subject to adjustment in accordance with the Business Day Convention specified below in item 16(iii). There will be a long first coupon from (and including) 14 October, 2005 to (but excluding) 17 January, 2006. For the avoidance of doubt the Rate of Interest will not be interpolated.
	(iii) Business Day Convention:	Modified Following Business Day
	(iv) Business Centre(s):	London and TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Merrill Lynch Capital Services, Inc. ("**MLCS**") or its successor shall act as co-Calculation Agent together with the Issuer in relation to the Notes. MLCS shall be responsible for determining the Rate of Interest and making any other calculation required in connection with the Notes.

MLCS shall act as an independent expert and not as an agent for the Issuer or the Noteholders.

MLCS shall disclose its calculations and determinations to the Issuer as soon as possible and shall give the Issuer an opportunity to comment thereon.

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained by MLCS shall, in the absence of manifest error, wilful default or bad faith, be final and conclusive and binding on the Issuer, the Paying Agents and all Noteholders and Couponholders; and in the absence of the aforesaid manifest error, wilful default or bad faith, no liability to the Noteholders, Couponholders, the Issuer, or the Paying Agents shall attach to MLCS or the Issuer in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to the Conditions in relation to such determinations.

(vii) Screen Rate Determination: (Condition 5(b)(iii)(B))	Applicable
– Relevant Time:	11.00 a.m., Brussels time.
– Interest Determination Date	The second day on which the TARGET System is open prior to the start of each Interest Period.
– Primary Source for Floating Rate:	Moneyline Telerate Page 248
– Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
– Relevant Financial Centre:	London and TARGET System
– Benchmark:	3 month EURIBOR. "**3 month EURIBOR**" means the rate for deposits in euros for a period of 3 months which appears on the Moneyline Telerate Page 248 as of 11.00 a.m., Brussels time on the relevant Interest Determination Date.
– Representative Amount:	Not Applicable
–Effective Date:	Not Applicable
–Specified Duration:	Not Applicable
(viii) ISDA Determination:	Not Applicable
– Floating Rate Option:	Not Applicable
– Designated Maturity:	Not Applicable
– Reset Date:	Not Applicable
(ix) Margin(s):	- 0.015 per cent. per annum

	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction: (Condition 5(h))	Actual/360
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Conditions apply
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes** Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	The first sentence of Condition 7(h) shall be deemed deleted and replaced with the following:

		"If any date for payment in respect of any Note or Coupon, is not a business day, the holder shall not be entitled to payment until the next following business day unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such postponed payment in respect of such early or delayed purpose".
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable
	DISTRIBUTION	
32	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:	Merrill Lynch International
34	Additional selling restrictions:	Not Applicable
	GENERAL	
35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1. LISTING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Luxembourg
(iii) Estimate of total expenses related to admission to trading:	Not Applicable.
(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable.

2. RATINGS

Ratings:	Not Applicable.

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	Please refer to the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	Not Applicable
(ii) Estimated total expenses:	None

6. YIELD

Indication of yield:	Not Applicable

7. PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

8. PERFORMANCE OF RATE[S] OF EXCHANGE

Not Applicable

9. TERMS AND CONDITIONS OF THE OFFER

Not Applicable

10. PLACING AND UNDERWRITING

Not Applicable

11. OPERATIONAL INFORMATION

ISIN Code:	XS0232050848
Common Code:	023205084
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	**Registrar, Exchange Agent and Issuing Agent** Citibank N.A. 5 Carmelite Street London EC4Y 0PA **Fiscal Agent, Principal Paying Agent and Calculation Agent** Crédit Agricole S.A., London Branch 2nd Floor, 122 Leandenhall Street London EC3V 4QH, United Kingdon **Co-Calculation Agent** Merrill Lynch Capital Services, Inc. Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1E

Final Terms relating to the issuance of EUR 300,000,000 Fixed Rate Notes due April 2007

October 11 2005

Please see attached.

Final Terms dated 19 October 2005

CREDIT AGRICOLE S.A.

acting through its London branch

Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 112
TRANCHE NO: 1
Issue of EUR300,000,000 Floating Rate Notes due April 2007
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Barclays Capital

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London Branch
2	(i) Series Number:	112
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount of Notes admitted to trading:	EUR300,000,000
	(i) Series:	EUR300,000,000
	(ii) Tranche:	EUR300,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	EUR50,000
7	(i) Issue Date:	21 October 2005
	(ii) Interest Commencement Date	21 October 2005
8	Maturity Date:	Interest Payment Date falling in or nearest to April 2007
9	Interest Basis:	3 month EUR-EURIBOR-BBA Minus 0.03 per cent. (further particulars specified in item 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes

	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Not Applicable
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Not Applicable
16	**Floating Rate Note Provisions**		Not Applicable
	(i)	Interest Period(s):	Interest will be paid quarterly in arrear
	(ii)	Specified Interest Payment Dates:	21 January, 21 April, 21 July and 21 October in each year, commencing from and including 21 January 2006 up to and including the Maturity Date, each subject to the Business Day Convention in 16(iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)) :	Applicable
		Relevant Time:	11.00 a.m. CET
		Interest Determination Date:	Two TARGET Business Days prior to the start of each Interest Period
		Primary Source for Floating Rate:	Reuters EURIBOR01
		Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
		Relevant Financial Centre:	TARGET and London
		Benchmark:	EUR-EURIBOR -BBA
		Representative Amount:	Not Applicable
		Effective Date:	Not Applicable

	Specified Duration:	3 month EUR-EURIBOR-BBA
	(viii) ISDA Determination:	Not Applicable
	(ix) Margin(s):	Minus 0.03
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR50,000 per Note of EUR50,000 specified denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:		Barclays Bank PLC 5 the North Colonnade Canary Wharf London E14 4BB

		United Kingdom
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1	**RISK FACTORS**	Not Applicable
2	**LISTING**	Applicable
	(i) Listing:	Luxembourg
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 21 October 2005
	(iii) Estimate of total expenses related to admission to trading:	Not Applicable
	(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable
3	**RATINGS**	
	Ratings:	The Notes to be issued have not been rated
4	**NOTIFICATION**	Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE SSUE**

"So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	General funding
(ii)	Estimated net proceeds:	EUR300,000,000
(iii)	Estimated total expenses:	Not Applicable

7 **OPERATIONAL INFORMATION**

ISIN Code:	XS0232499284
Common Code:	023249928
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes

Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1F

Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due 2007

October 19, 2005

Please see attached.

Final Terms dated 19 October 2005

CREDIT AGRICOLE S.A.

acting through its London branch

Issue of EUR 300,000,000 Floating Rate Notes due 2007 (the "Notes")
under the EUR 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 113
TRANCHE NO: 1

ABN AMRO BANK N.V.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 which constitutes a base prospectus for the purposes of the Directive 2003/71/EC (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (*www.credit-agricole-sa.fr*) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London branch
2	(i) Series Number:	113
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 300,000,000
	(ii) Tranche:	EUR 300,000,000
5	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	21 October 2005
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	The Interest Payment Date falling on or about 4 May 2007
9	Interest Basis:	Floating Rate (further particulars specified at paragraph 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes

	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Board resolution of the Issuer dated 1 June 2005
14		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15		**Fixed Rate Note Provisions**	Not Applicable
16		**Floating Rate Note Provisions**	Applicable
	(i)	Interest Period(s):	As per the Conditions
	(ii)	Specified Interest Payment Dates:	The first Interest Payment Date shall fall on 6 February 2006, and thereafter Interest Payment Dates shall fall on 4 May, 4 August, 4 November and 4 February in each year commencing on 4 May 2006, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination:	
	(Condition 5(b)(iii)(B))		
	—	Relevant Time:	11:00 a.m. (Brussels Time)
	—	Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
	—	Primary Source for Floating Rate:	Telerate page 248
	—	Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
	—	Relevant Financial Centre:	Euro-Zone

— Benchmark:		EURIBOR
— Representative Amount:		As defined in the Conditions.
— Effective Date:		The first day of the Interest Accrual Period to which the relevant Interest Determination Date relates.
— Specified Duration:		Three (3) months provided that, in respect of the first Interest Accrual Period, the Relevant Rate shall be determined by the Calculation Agent through the use of straight-line linear interpolation by reference to 3-month EURIBOR and 4-month EURIBOR.
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	Minus 0.03 per cent.
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Actual/360
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	Nominal Amount
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable

23	**Early Redemption Amount**	
	(xiv) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Nominal Amount
	(xv) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(c))	No
	(xvi) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33		If non-syndicated, name and address of Dealer:	ABN AMRO BANK N.V.
34		Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **LISTING**

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 21 October 2005.
(iii)	Estimate of total expenses related to admission to trading:	Not applicable
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the Issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not applicable

2 **RATINGS**

Ratings:	Not Applicable

3 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

[So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer. **ISSUER TO CONFIRM]**

4 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	Please refer to the section headed "Use of Proceeds" in the Base Prospectus]
(ii)	Estimated net proceeds:	EUR 300,000,000
(iii)	Estimated total expenses:	None

5 **OPERATIONAL INFORMATION**

ISIN Code:	XS0232769769
Common Code:	23276976

Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1G

Final Terms relating to the issuance of EUR 27,000,000 Floating Rate Notes due October 2029

October 25, 2005

Please see attached.

Final Terms dated 25 October 2005

Crédit Agricole S.A.
acting through its London branch
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 114
TRANCHE NO: 1
EUR 27,000,000 Floating Rate Notes due October 2029
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Natexis Banques Populaires

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London Branch
2	(i) Series Number:	114
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 27,000,000
	(ii) Tranche:	EUR 27,000,000
5	Issue Price:	99.86 per cent of the Aggregate Nominal Amount

6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	31 October 2005
	(ii) Interest Commencement Date	31 October 2005
8	Maturity Date:	Interest Payment Date falling on or nearest to 31 October 2029
9	Interest Basis:	EURIBOR 3 month + 0.0525% Floating Rate (further particulars specified in item 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Board resolution of the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	Floating Rate Note Provisions	Applicable
	(i) Interest Period(s):	Interest will be payable quarterly in arrear
	(ii) Specified Interest Payment Dates:	31 January, 30 April, 31 July and 31 October from, and including, 31 January 2006 to, and including, 31 October 2029, each subject to adjustment in accordance with the Business Day Convention specified in item 16 (iii) below
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	
	(Condition 5(b)(iii)(B))	

	— Relevant Time:	11:00 a.m. Brussels time
	— Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	EURIBOR01
	— Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
	— Relevant Financial Centre:	Euro-Zone
	— Benchmark:	EURIBOR
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
	(viii) ISDA Determination:	
	— Floating Rate Option:	Not Applicable
	— Designated Maturity:	Not Applicable
	— Reset Date:	Not Applicable
	(ix) Margin(s):	+0.0525 per cent per annum
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h))	Actual/360
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

19	**Redemption at the Option of the Issuer**	Not Applicable
20	**Redemption at the Option of Noteholders**	Not Applicable

21	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
22	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

23	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
24	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
25	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
26	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
27	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
28	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
29	Consolidation provisions:	Not Applicable
30	Other final terms:	Not Applicable

DISTRIBUTION

31	(iii)	If syndicated, names of Managers:	Not Applicable
	(iv)	Stabilising Manager(s) (if any):	Not Applicable
32	If non-syndicated, name and address of Dealer:		Natexis Banques Populaires 115 rue Montmartre 75002 Paris
33	Additional selling restrictions:		Not Applicable

GENERAL

34	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **RISK FACTORS**

Not Applicable

2 **LISTING**

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of Luxembourg with effect from 31 October 2005.
(iii) Estimate of total expenses related to admission to trading:	Not Applicable
(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 **RATINGS**

Ratings:	Not Applicable

4 **NOTIFICATION**

Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	General funding
(ii) Estimated net proceeds:	EUR 26,962,200
(iii) Estimated total expenses:	Not Applicable

7 **OPERATIONAL INFORMATION**

ISIN Code:	FR0010245696
Common Code:	023284634
Depositaries:	
(i) Euroclear France to act as Central	Yes

Depositary	
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	No
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1H

Final Terms relating to the issuance of EUR 1,000,000,000 Floating Rate Notes due 2009

October 26, 2005

Please see attached.

Final Terms dated 26 October 2005

CRÉDIT AGRICOLE S.A.

acting through its London branch

Issue of EUR 1,000,000,000 Floating Rate Notes due 2009 (the "Notes")
under the EUR 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 115

TRANCHE NO: 1

CALYON

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

BARCLAYS CAPITAL

RAIFFEISEN ZENTRALBANK ÖSTERREICH AG

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 which constitutes a base prospectus for the purposes of the Directive 2003/71/EC (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (*www.credit-agricole-sa.fr*) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	115
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 1,000,000,000
	(ii)	Tranche:	EUR 1,000,000,000
5	Issue Price:		99.922 per cent. of the Aggregate Nominal Amount As provided in the Base Prospectus, the Notes may be resold to investors at prevailing market prices, which may be less than the Issue Price.
6	Specified Denomination(s):		EUR 50,000
7	(i)	Issue Date:	28 October 2005
	(ii)	Interest Commencement Date	Issue Date.
8	Maturity Date:		The Interest Payment Date falling on or about 28 October 2009
9	Interest Basis:		Floating Rate (further particulars specified at paragraph 16 below)
10	Redemption/Payment Basis:		Redemption at par

11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Board resolution of the Issuer dated 1 June 2005 and *décision d'émission* dated 26 October 2005
14	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	As per the Conditions
	(ii) Specified Interest Payment Dates:	28 January, 28 April, 28 July, and 28 October in each year commencing on 28 January 2006, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11:00 a.m. (Brussels Time)
	— Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Telerate page 248
	— Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable

	—	Relevant Financial Centre:	Euro-Zone
	—	Benchmark:	EURIBOR
	—	Representative Amount:	Not Applicable
	—	Effective Date:	Not Applicable
	—	Specified Duration:	Three (3) months
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	Actual/360
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		Nominal Amount
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:		Not Applicable
23	**Early Redemption Amount**		
	(xiv)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of	Nominal Amount

		default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(xv)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(c))	No
	(xvi)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	CALYON MORGAN STANLEY & CO. INTERNATIONAL LIMITED BARCLAYS BANK PLC

	(ii) Stabilising Manager(s) (if any):	CALYON
33	If non-syndicated, name and address of Dealer:	Not Applicable
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **LISTING**

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 28 October 2005.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the Issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

2 **RATINGS**

Ratings:	Not Applicable

3 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii)	Estimated net proceeds:	EUR 999,220,000
(iii)	Estimated total expenses:	As set out in paragraph 1(iii) of this Part B

5 **OPERATIONAL INFORMATION**

ISIN Code:	FR0010248633
Common Code:	023364247

Depositaries:	
(i) Euroclear France to act as Central Depositary	Yes
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	No
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.1

Press releases issued by Crédit Agricole

Through October 31, 2005

Please see attached.

CRÉDIT AGRICOLE S.A.

Paris, 10 October 2005

Press release

Merger between EUROFACTOR and TRANSFACT

The Crédit Agricole group, which owns 100% of the new EUROFACTOR, is No 1 in factoring in France

The merger between Eurofactor and Transfact, Crédit Agricole S.A's two 100%-owned factoring subsidiaries, was approved by the respective general shareholders' meetings on 4 October 2005. The new company is called Eurofactor.

The link-up between Eurofactor and Transfact immediately creates the largest factoring company in France, with 24% market share. The new entity, present in France, Germany, Belgium, Spain, Portugal and the UK, will also be one of the leading companies in the sector in Europe.

Through its presence in these six countries, Eurofactor has 1,015 employees and generated factored turnover of €28 billion in 2004, with €19.5 billion in France.

This move demonstrates the new group's desire:

- To offer its customers a range of high value-added services,
- To enhance its growth potential through a strong partnership with the banking networks of the Crédit Agricole group, as well as with other referral networks, by providing a competitive offering that fosters customer loyalty,
- To place customer satisfaction at the heart of its expansion efforts, focusing on a local presence and high quality services,
- To build on its presence outside France.

The company's registered office is at 1-3 rue du Passeur de Boulogne, Issy-Les-Moulineaux.

About Eurofactor
Eurofactor, Europe's leading integrated factoring network, supports all companies in their business development. It offers trade receivables management solutions tailored to their strategy, their business sector, their size and client profile, both in France and abroad, notably through a pan-European service.

CRÉDIT AGRICOLE
PRIVATE EQUITY

Paris, 12 October 2005

<u>Press release</u>

Crédit Agricole Private Equity's Venture Capital division expands its Information and Communications Technology team

Crédit Agricole Private Equity's Venture Capital division has been strengthened by the appointment of two Senior Investment Directors, Renaud Poulard and Bernard Nabet, both experienced businessmen and venture capital investors.

Since its creation five years ago, the Venture Capital division of Crédit Agricole Private Equity has built up a portfolio of 54 private companies in five sectors, based mostly in France, representing over €230m in assets under management.

Under the leadership of Antoine Colboc, the Information and Communications Technology unit is in full expansion as part of Crédit Agricole Private Equity's Venture Capital division.

Renaud Poulard joined Crédit Agricole Private Equity in September 2005 as an Associate Director of the Venture Capital division. He will devote most of his time to the telecommunications and semiconductor sectors.

Mr. Poulard is a graduate of the *Ecole Supérieure d'Optique* (1990) and has a MBA from INSEAD.

He began his career at CEA, the French atomic energy authority, as a research engineer specialising in lasers. In 1991, he began working at SAT as an engineer and then project manager for imaging and data transmission technologies. In 1996, he joined Sagem as the Program Manager for optoelectronics equipment and then as Business Development Manager in the security field (PKI).

In 2001, he was named Investment Director and then General Partner of the SPEF eFund (Natexis group).

CRÉDIT AGRICOLE
PRIVATE EQUITY

Bernard Nabet joined Crédit Agricole Private Equity's Venture Capital division in September 2005 as Investment Director. He will work primarily in information technology.

Mr. Nabet graduated from ENSEIRB, the prestigious information and communications technology engineering school of Bordeaux, and has a post-graduate diploma in applied physics and microelectronics, and a masters in business administration (DESS) from IAE in Paris.

After starting his career as a research engineer in the optoelectronics labs of France Telecom's R&D division, he spent several years as a consultant at Arthur Andersen and then at A.T. Kearney Interactive. He directed numerous consulting projects on the design, architecture and deployment of company information systems.

In 2000, he co-founded Negopartner, a company specialising in e-sourcing solutions for small and medium-sized enterprises. As CEO, he was responsible notably for strategic planning, development and financial auditing.
He began working in private equity in 2001 as Associate Director of the SPEF eFund, part of the venture capital division of the Natexis group.

About Crédit Agricole Private Equity

Crédit Agricole Private Equity is the asset management company of Crédit Agricole S.A., dedicated to direct private equity investments in unlisted companies.

Thirty professionals specialising in four activity segments (Expansion Capital & LBO, Venture Capital, Secondary Market, Mezzanine) manage €1.3 billion under French private equity mutual funds (FCPR and FCPI) and private equity companies (SCR). Crédit Agricole Private Equity advises business managers on their growth plans.

14 October 2005

Gilles de Dumast appointed DGM at Calyon

Press release

Gilles de Dumast has been appointed Deputy General Manager reporting directly to Edouard Esparbès, Chief Executive Officer, as from 17 October 2005. Member of the Executive Committee , he will head Calyon's global M&A and Equity Capital Markets activities, notably with the task of developing these activities at the international level.

Gilles de Dumast began his career at JP Morgan in 1983 and then moved on to become Managing Director of Bankers Trust International PLC in London, where he was head of European derivatives activities from 1985 to 1995. In 1995 he joined Crédit Suisse First Boston where he was joint head of CSFB France until 2003 when he moved to Deutsche Bank as head of investment banking in France. In 2004, he became advisor to Hervé Gaymard, the French Minister for Economy, Finance and Industry. Aged 47, Gilles de Dumast is a graduate of Université de Nancy II and IEP PARIS.

CRÉDIT AGRICOLE S.A.

Paris, 18 October 2005

News Release

Appointment

Jean-Yves Hocher, incumbent CEO of the Crédit Agricole Charente-Maritime Deux-Sèvres Regional Bank, will join Crédit Agricole S.A.'s Executive Committee effective as of 1 January 2006. He will be responsible for the Insurance business line, which includes Prédica, Pacifica, La Médicale de France and UAF Patrimoine. He will also succeed Michel Villatte as CEO of Prédica.

* * *

Jean-Yves Hocher, 50, is a graduate of *Institut National Agronomique Paris-Grignon* and *Ecole Nationale du Génie Rural, des Eaux et des Forêts.*

After starting his career with the Government, where he worked for the Ministry of Agriculture until 1986, then as Project Leader at the Department of the Treasury, Mr Hocher joined Crédit Agricole in 1989 as Director of Banking Affairs at Fédération Nationale de Crédit Agricole. In 1997, he was appointed CEO of FNCA, where his main area of responsibility was the Crédit Agricole S.A. initial public offering.

Since September 2001, Mr Hocher has served as CEO of the Crédit Agricole Charente-Maritime Deux-Sèvres Regional Bank.

CRÉDIT AGRICOLE S.A.

NEWS

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20 October 2005

Ownership change at Domaines Listel

Press release

The **Crédit Agricole S.A**. group, majority shareholder in Dune, the Domaines Listel holding company, has signed an agreement with La Camarguaise de Participations, an investment vehicle controlled by the private holding company of Paul François Vranken. The agreement entitles Crédit Agricole S.A. to transfer its entire stake in Dune. La Camarguaise de Participations has meanwhile acquired a 39% interest in Dune from the Val d'Orbieu group (Trilles and La Languedocienne) and Crédit Agricole S.A. Domaines Listel has around 2,000 hectares (5,000 acres) planted to vine in the Hérault, Gard, Vaucluse and Var regions. The company is Europe's leading winegrower, with sales of 50 million bottles in 2004 under flagship brands like Listel (Des Sables rosés) and Château La Gordonne (Côtes de Provence rosés).

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CRÉDIT AGRICOLE S.A.

NEWS

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21 October 2005

Crédit Agricole S.A. named best CAC40 company for retail shareholder services

News

Crédit Agricole S.A. was named **best CAC 40 company for retail shareholder services** at the Financial Communications evening held on 20 October 2005 by La Vie Financière, Le Figaro and Synerfil.

The award was won first and foremost for the quality of contacts with the company, as rated by "mystery shareholders" who test the effectiveness of various communication media such as freephone number, mail and e-mail. The award also acknowledged the company's excellent overall communications system developed as part of its Shareholders' Club, which offers individual shareholders dedicated tools and documents, as well as a rich programme of meetings on a broad variety of themes held in cities across France.

Crédit Agricole S.A., which has been listed for almost four years now, ranks second among CAC40 companies for the number of individual shareholders, with 1.7 million. Since its initial public offering, Crédit Agricole S.A. has striven to establish a close and trusting relationship with its individual shareholders.

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Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.2

Presentation entitled "Merrill Lynch Banking and Insurance Conference"

October 5, 2005

Please see attached.



Merrill Lynch Banking and Insurance Conference

Crédit Agricole S.A.

Gilles de Margerie
Chief Financial Officer

October 5, 2005

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results – Half year 2005

Half Year 2005

- ✓ Gross operating income: €2,231m (+11.5% vs H1-04)
- ✓ Net income – Group share: €1,865m (+31.3% vs H1-04)
- ✓ Cost/income ratio: 66.7% (-1.4 pt vs H1-04)
- ✓ Annualised ROE : 15.9%

Crédit Agricole S.A. consolidated results – Half year 2005

€m	H1-04*	H1-05	Δ H1/H1*
Net banking income	**6,274**	**6,694**	**+6.7%**
Operating expenses	(4,273)	(4,463)	+4.4%
Gross operating income	**2,001**	**2,231**	**+11.5%**
Risk-related costs	(309)	(261)	(15.5%)
Equity affiliates	580	738	+27.2%
Net income on other assets	(29)	19	n.m.
Pre-tax income on ordinary activities	**2,243**	**2,727**	**+21.6%**
Integration-related costs	(164)	(144)	(12.2%)
Net income	**1,577**	**2,042**	**+29.5%**
Net income – Group share	**1,420**	**1,865**	**+31.3%**
Net income - Group share before integration-related costs	**1,535**	**1,963**	**+27.9%**
Cost/income ratio	**68.1 %**	**66.7 %**	**(1.4 pt)**
ROE		**15.9%****	

✓ Solid operating performance:

- NBI: +6.7%
- GOI: + 11.5%
- Cost/income ratio: 66.7% (-1.4 pt)

✓ Further decline in risk-related costs to an all-time low

✓ Significant improvement in profitability:

- Net income – Group share: +31.3%
- ROE (annualised): 15.9%
- EPS (annualised): €2,583 (+32.3% vs H1-04)

* N.B.: unless stated otherwise, all H1-2004 figures and percentage changes in this presentation have been prepared according to IFRS, including IAS 32 and IAS 39, and are therefore unaudited.
** Net income - Group share excluding integration-related costs as a percentage of average equity, excluding unrealised capital gains

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results – Half year 2005

Stronger contribution from all business lines

Contribution of business lines to pre-tax income on ordinary activities (before integration-related costs)



€m
375
444
376
424
340
384
715
856
585
869
191
240
RB
LCL
SFS
GA, ins, private bkg
CIB
IRB
H1-04
H1-05

Proprietary asset management and other activities: H1-04 : €(339)m and H1-05 : €(490)m

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results – Half year 2005

Increase in profitability, 2006 ROE targets achieved


20.6%
18%
25.1%
25%
23.7%
22%
20.2%
19%
17.4%
15%
20.9%
12%
20.2%
18%
15.9%**
15%
Regional Banks
Le Crédit Lyonnais
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Total business line
Group
ROE H1-05
2006 ROE targets*

* Target (in French GAAP) announced at the time of the takeover bid for Crédit Lyonnais
** Excluding unrealised capital gains

Crédit Agricole S.A. consolidated results – Half year 2005

Capital allocation in line with targets



Allocated capital
14.2%
11%
10.0%
11%
8.9%
10%
24.5%
24%
32.5%
35%
9.9%
9%
Regional Banks
Le Crédit Lyonnais
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
% Allocated capital H1-05
% Allocated capital targets

CRÉDIT AGRICOLE S.A.

A solid financial structure

- ✓ Shareholders'equity – Group share : +6.1% vs end 2004
- ✓ Tier 1 ratio increases from 7.4% as at 2004 year-end to 7.8% at the end of June 2005

Capital
(Shareholders' equity and subordinated debt)


€bn
47.7
18.8
26.1
Dec 04
50.8
20.2
27.7
June 05

	Δ June 05/Dec 04
Subordinated debt and similar*	+7.4%
Preferred shares	+3.6%
Shareholders' equity Group share	+6.1%
Total	**+6.5%**

Risk-weighted assets (€bn) and Cooke ratio (%)


€215.6bn
€235.9bn
8,0%
7,4%
8,2%
7,8%
Dec 04**
June 05
International solvency ratio
O/w Tier 1

* Including hybrid capital instruments
** Estimated under IAS/IFRS

Crédit Agricole S.A. consolidated results – Half year 2005

✓Integration of Crédit Lyonnais successfully completed

✓Business model for French operations fully operational :

- one « factory » per financial product

- two distribution networks

✓ROE and capital allocation on target for each business line

Contents

Crédit Agricole S.A. consolidated results – Half year 2005

A solid foundation for future growth

Conclusion

French retail banking – Regional Banks

Solid performance of Regional Banks

- ✓ Aggregate NBI (in individual accounts) increased by 6.7% vs H1-04 and 2.7% vs Q1-05
- ✓ Risk-related costs remained low during the first half of the year :23 bp
- ✓ Operating income adjusted for dividends received increased by 10.6% vs H1-04 and 6.5% vs Q1-05
- ✓ Significant improvement in cost/income ratio

€m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Aggregate NBI	3,169	+1.7%	+2.7%	6,254	+6.7%
Adjusted NBI*	2,909	+6.8%	+5.0%	5,678	+4.4%
Operating expenses	(1,674)	+2.4%	+2.5%	(3,307)	+2.3%
Aggregate gross operating income	**1,235**	**+13.4%**	**+8.7%**	**2.371**	**+7.5%**
Risk-related cost	(190)	(17.0%)	+22.0%	(345)	(7.8%)
Operating income	**1,045**	**+21.4%**	**+6.5%**	**2,026**	**+10.6%**
Aggregate net income (in individual accounts)*	**566**	**+30.1%**	**+3.6%**	**1,112**	**+10.6%**
Cost/income ratio	57.5 %	(2.5 pts)	(1.5 pt)	58.2 %	(1.2 pt)

Net income accounted for at equity (25%)

- ✓ **The contribution of French retail banking** increased by 18.3% vs H1-04

€m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net income accounted for at equity (25%)	**169**	**+ 37.5 %**	**+ 11.9 %**	**320**	**+ 13.0 %**
Change in share of reserves	39	n.s.	n.s.	124	n.s.
Share of income from equity affiliates	208	+ 32.9 %	(12.2 %)	444	+ 18.3 %
Tax**	**(15)**	**+ 36.4 %**	**(73.2 %)**	**(71)**	**+ 18.3 %**
Net income	**193**	**+ 32.7 %**	**+ 6.8 %**	**373**	**+ 18.3 %**

* Aggregate results of the 41 Regional Banks accounted for by the equity method adjusted for Crédit Agricole S.A. dividends received
**Tax impact of dividends received from Regional Banks

Further substantial rise in customer deposits outstanding and in loans outstanding

- ✓ **Deposits outstanding**: customer deposits outstanding increased at a steady rate: +6.9% vs 30.06.2004) due to strong performance in life insurance, mutual funds and passbook accounts
- ✓ **Loans outstanding** : growth in outstandings:+ 8,9 % in H1-05 vs H1-04. Growth was seen in all sectors with a robust demand for home loans


€bn
Deposits outstanding
408.2
+6.9%
436.4
185.8
204.6
222.4
231.8
Off balance sheet Deposits outstanding
Balance sheet Deposits outstanding
H1-04
H1-05


€bn
Loans outstanding
231.4
+8.9%
252.1
121.1
127.5
110.3
124.6
Other loans
Mortgage loans
H1-04
H1-05

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Ten year strategy of the Regional Banks

✓ **Strengthen leading positions in France by growing market share**

- New brand positioning with a new marketing campaign

✓ **Extension of Regional Bank networks in urban areas**

- New branches in cities

✓ **Continuing efforts to improve efficiency of Regional Banks**

- Regional banks mergers continue
- Rationalisation of information systems and back offices
- Increased percentage of employees in direct contact with clients

French retail banking – LCL Le Crédit Lyonnais

Sharp rise in GOI

- ✓ GOI increased by 9.1% in the first half of the year
- ✓ The cost/income ratio improved by 2.1 points QoQ
- ✓ Strong business momentum maintained against fierce competition
- ✓ Further gains in market share in savings products

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**900**	**+3.7%**	**+7.6%**	**1,737**	**+2.4%**
Operating expenses	(613)	+0.6%	(2.0%)	(1,240)	0.0%
Gross operating income	**287**	**+11.0%**	**+36.3%**	**497**	**+9.1%**
Risk-related costs	(31)	(13.9%)	(25.5%)	(72)	(8.9%)
Pre-tax income on ordinary activities	**256**	**+15.0%**	**+51.5%**	**425**	**+12.9%**
Tax	(77)	+11.8%	+51.8%	(128)	+10.4%
Net Income	**179**	**+16.5%**	**+51.4%**	**297**	**+14.0%**
Cost/income ratio	68.2 %	(2.1 pts)	(6.7 pts)	71.4 %	(1.7 pt)
Allocated capital (€bn)				2.4	
ROE				25.1 %	

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

French retail banking – LCL Le Crédit Lyonnais

Handsome rise in deposit-taking and in loans outstanding

- **Deposit-taking** : strong growth maintained in passbook accounts and significant acceleration in growth in sight deposits
- **Loans outstandings :** marked upturn in mortgage loans (+25% in Q2-05 vs Q2-04), with no deterioration in banking margin


€bn
Deposits outstandings
115.5
+5.9%
122.3
64.6
68.1
50.9
54.2
Off balance sheet deposit taking
Balance sheet deposit taking
H1-04*
H1-05


€bn
Loans outstandings
47.2
+6.6%
50.3
22.6
23.4
24.6
26.9
Other loans
Mortgage loans
H1-04*
H1-05

* 2004 data are on a like-for-like basis and on comparable methods

French retail banking – LCL Le Crédit Lyonnais

Major strengths of the business line

- **Re-engineering is over**
- **New positioning in place**
  - A new logo and a new brand, marking a key stage in the corporate strategic plan
  - A customer oriented marketing campaign :
    - More in touch with customers' concerns
    - Clear and tangible commitment to all customers
    - +100,000 accounts a year by 2007-2008

"With LCL,
ask more of your money"

- **Crescendo Plan** : growth plan with significant cost reduction which should lead to a cost/income ratio of 65% at horizon 2007-2008

Results of specialised financial services

- ✓ Strong performance in consumer loans, particularly outside France
- ✓ Re-consolidation in lease finance
- ✓ Robust factoring business

€m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	**594**	**+0.7%**	**(1.5%)**	**1,197**	**+5.9%**
Operating expenses	(308)	+1.8%	(4.8%)	(632)	+6.8%
Gross operating income	**286**	**(0.4%)**	**+2.3%**	**565**	**+5.0%**
Risk-related costs	(85)	(1.3%)	(12.2%)	(183)	(3.2%)
Equity affiliates	0	n.m.	n.m.	2	n.m.
Net income on other assets	-	n.m.	n.m.	-	n.m.
Pre-tax income on ordinary activities	**201**	**+1.8%**	**+9.7%**	**384**	**+12.8%**
Tax	(72)	+17.4%	+25.8%	(129)	+7.7%
Net income before integration-related costs	**129**	**(5.3%)**	**+2.1%**	**255**	**+15.6%**
Cost/income ratio	51.9%	+0.5pt	(1.8 pt)	52.8%	+0.4 pt
Allocated capital (€bn)				2.1	
ROE				23.7%	

CRÉDIT AGRICOLE S.A.

Specialised financial services

A growing business

✓ **Further acquisition plans:**

- Finalisation of the takeover of Portuguese company Credilar, specialising in household equipment
- Announcement of the acquisition of 100% of Czech company CP Leasing

✓ **A business line with a strong presence in Europe:**

- Consumer credit:
  Sofinco, Finaref, Lukas
  one of the market leaders in Europe,
  No 1 in France and Poland
- Lease finance:
  CA Leasing, EFL
  No 2 in France, No 1 in Poland
- Factoring:
  Eurofactor (100%-owned since early 2005), Transfact
  No 1 in France, a truly international network



FINAREF Nordic
FINAREF Nordic
EUROFACTOR LIMITED
FINAREF Nordic
CREDITPLUS BANK AG
EUROFACTOR AG
RIBANK
DAN'AKTIV Denmark
LUKAS EFL
EUROFACTOR SAS NV
FINAREF
Benelux
CP Leasing
CA LEASING / EUROFACTOR / FINAREF / SOFINCO / TRANSFACT
FINCONSUM
INTER-FACTOR
GROUPE
CREDIBOM
EUROFACTORING
CREDILAR
CREDIGEN
ΕΜΠΟΡΙΚΗ
CREDICOM
WAFASALAF
AGOS ITAFINCO

CRÉDIT AGRICOLE S.A.

Specialised financial services

✓ Consumer credit in France and abroad

- Strong growth in loan book (+15.2%) thanks to the robust growth of international activities (+41.3%) particularly Agos Itafinco and Creditplus
- In France, increase cooperation with the Regional Banks and the Credit Lyonnais network in France



Growth in managed loans book
Geographic breakdown
€bn
29.7
31.7
34.2
7.7
9.1
10.9
H1-04
Dec 04
H1-05
Δ H1/H1
Total +15.2%
International +41.3%
France +6.1%

✓ Factoring and Leasing

- Factoring business recovered its impetus with factored revenues up 15% year on year
- Stronger growth outside France particularly in Germany (no 3 in its market) and Belgium
- Lease financing business achieved growth of 5.6% in new business

✓ Major strengths of the business line

- Leading position in France and a large presence in Europe
- Continuation of the development of our international positions through :
  - *Exporting the division expertise across Europe*
  - *Signing new partnerships*
  - *Sharing platform between Sofinco and Finaref and pooling resources*

Results of asset management, insurance and private banking

- Excellent first half, boosted by a significant 15% increase in assets under management (H1/H1) to €461.5bn
- A much higher contribution, mainly thanks to asset management activities
- Further improvement in income from insurance activities
- New subsidiary with Caisse d'Epargne Group dedicated to financial services for institutional investors (CACEIS) now operational

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**751**	**+7.1%**	**(3.3%)**	**1,529**	**+10.5%**
Operating expenses	(350)	+2.9%	+3.7%	(688)	+4.0%
Gross operating income	**401**	**+11.1%**	**(8.7%)**	**841**	**+16.4%**
Risk-related costs	4	n.m.	n.m.	4	n.m.
Equity affiliates	4	n.m.	n.m.	13	n.m.
Net income on other assets	(1)	n.m.	n.m.	(2)	n.m.
Pre-tax income on ordinary activities	**407**	**+15.6%**	**(9.2%)**	**856**	**+19.8%**
Tax	(112)	(4.8%)	(29.4%)	(272)	+14.6%
Net income before integration-related costs	295	+25.9%	+1.9%	584	+22.4%
Cost/income ratio	46.6 %	(0.8 pt)	+3.2pts	45.0 %	(2.2 pts)
Allocated capital (€bn)				5.8	
ROE				20.2%	

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Asset management and private banking

✓ **Asset management : robust growth**

- Sharp increase in net new inflows: nearly €21bn, mainly in bond and alternative funds (VaR range)
- Assets under management up 15.8% (like-for-like and on comparable methods)
- Continuing international expansion: 38% of net new inflows generated outside France
- Acquisition growth: acquisition of Nextra underway

✓ **Private banking** :

- The first half of the year was marked by the ongoing subsidiaries merger preparations


€bn
Asset Management
Assets under management
317.4*
290.2
27.2
June 04
347.0*
316.5
30.5
Dec 04
395.8*
356.1
39.6
June 05
Δ H1/H1
AUM +15.8 %
France + 13.0 %
International + 47.6 %


€bn
Private banking
Assets under management
70.7
26.4
44.3
H1-04
67.8
26.0
41.8
Dec 04
73.0
27.4
45.6
H1-05
Δ H1/H1
AUM + 3.3 %
France + 3.9 %
International + 3.0 %

* Data based on harmonised valuation method (including mandates invested in mutual funds and elimination of feeder funds invested in master funds

Asset management, insurance and private banking

Insurance

✓ **Life insurance :**

- Acceleration in premium inflows: first-half turnover totalled €9.7bn, up 12.8% vs H1-04 (following +8.4% in Q1-05)
- Assets under management increased by 10.4% year-on-year to €136.6bn

✓ **Non life insurance** :

- Strong business growth with new business up 20.8%, fuelled in particular by healthcare products and products for farmers and professionals


Life insurance
Assets under management*
€bn
123.7
14.7
109.0
H1-04
136.6
16.9
119.7
H1-05
Δ H1/H1
In force + 10.4%
Unit-linked + 15.2 %
€ + 9.8 %


Non life insurance
Premium income
€m
539.2
32.2
187.9
118.1
201.0
H1-04
646.7
63.5
204.9
133.1
245.2
H1-05
Δ S1/S1
Premium income + 19.9 %
Farming policies + 97.3 %
Car + 9.0 %
Comprehensive household + 12.7 %
Personal accident, health, legal protection and other + 22.0 %
O/wFinaref + 18.6 %

* Mathematical provisions

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Major strengths of the business line

✓ Major position in France is a lever for growth

- No 1 in France for mutual fund management, 19% market share in mutual fund distribution
- No 2 in life insurance
- Strong position in private banking

✓ Further growth in domestic market

- Increasing the number and volumes of products per individual client insurance
- Innovation : new products, new targets for asset gathering
- Enhancing operational effectiveness through unified platforms

✓ Development of the international presence

- Agreement signed for majority control of Nextra (Intesa asset management)
- Distribution agreements (Korea, Japan)

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Results of corporate and investment banking

- ✓ Financial performance has improved continually since the creation of Calyon
- ✓ Positive trend in operating performance: GOI +40% in H1-05
- ✓ Corporate banking: cost/income ratio of 41.9% in Q2-05 (-7.5 pts vs Q2-04)
- ✓ Investment banking: revenues held up well in Q2-05
- ✓ Strong position in a number of business lines in H1-05

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**1,119**	**+17.3%**	**+8.4%**	**2,152**	**+11.0%**
Operating expenses	(684)	+1.4%	+1.0%	(1,362)	(0.9%)
Gross operating income	**435**	**+55.8%**	**+22.5%**	**790**	**+40.0%**
Risk-related costs	10	(77.8%)	(26.1%)	24	X3.4
Equity affiliates	30	+54.6%	+35.7%	52	+43.1%
Net income on other assets	(1)	n.m.	n.m.	3	n.m.
Pre-tax income on ordinary activities	**474**	**+47.9%**	**+20.0%**	**869**	**+48.4%**
Tax	(108)	+45.4%	+15.6%	(202)	+48.4%
Net income before integration-related costs	**366**	**+48.6%**	**+21.4%**	**667**	**+48.4%**
Cost/income ratio	61.2 %	(9.6 pts)	(4.5 pts)	63.3 %	(7.6 pts)
Allocated capital (€bn)				7.7	
ROE				17.4 %	

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Continual improvement in financial performance since the creation of Calyon

✓ Positive trend in revenues



Trends in revenues
(€m)
985
954
824
952
1,033
1,119
420
454
396
389
423
501
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Investment banking and capital markets
Financing activities

Creation of Calyon

✓ Strong growth in net income



Net income
Before integration-related costs
(€M)
203
246
207
222
301
366
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05

Creation of Calyon

✓ Cost/income ratio reduced significantly



Trends in cost/income ratio
71.1%
70.8%
65.6%
61.2%
70.9%
-7.6 points
63.3%
Q1-04
Q2-04
Q1-05
Q2-05
H1-04
H1-05

✓ ROE 15% above the average for the period



ROE
10.7%
13.6%
11.5%
12.8%
16.8%
19.0%
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05

Creation of Calyon

Major strengths of the business line

✓ Strong position in a number of business activities :

- **Structured finance :** No 1/2 mandated arranger of project finance worldwide (Dealogic/Thomson Financial)
- **Equity research :** No 1 in France and Spain (Greenwich Associates)
- **Capital markets :** No 2 in structured credit products in Asia (Asiamoney)
- **Investment banking :** No 1 bookrunner for equity transactions in France and No 6 in Europe (Thomson Financial)

✓ One year after the effective merger Calyon has set its targets for the next three years

- Net banking income increase of €1 billion in three years to €4.7 billion in 2007 mostly by gaining renewed impetus in equity derivatives
- Improvement of the cost/income ratio to 60% (compared with 71% at end-December 2004)
- Development of our presence on corporate business in Europe

✓ Strengthening our links with major French and European companies

- Using our international network
- Capitalising on our major areas of expertise

International retail banking

Good results of international retail banking

✓ Continuing excellent performance of Banca Intesa

✓ The business line contribution to net income increased strongly

Major strengths of the business line

✓ Unique position in the Italian banking market

✓ Ability to develop multi-product partnerships

€m	Q2-05	ΔQ2/Q2*	ΔQ2/Q1	H1-05	ΔH1/H1*
Net banking income	**88**	**+18.5%**	**+40.3%**	**152**	**+5.2%**
Operating expenses	(76)	+32.1%	+45.0%	(129)	+14.1%
Gross operating income	**12**	**(27.5%)**	**+17.0%**	**23**	**(26.8%)**
Risk-related costs	(10)	X2.5	X5	(13)	+12.5%
Equity affiliates	107	+25.3%	(12.3%)	230	+34.8%
Net income on other assets	3	n.m.	n.m.	-	-
Pre-tax income on ordinary activities	**112**	**+13.8%**	**(12.4%)**	**240**	**+26.0%**
Tax	1	n.m.	n.m.	-	n.m.
Net income	**113**	**+18.7%**	**(10.3%)**	**240**	**+29.2%**
Cost/Income ratio	86.0%	+8.9pts	+2.8pts	84.8%	+6.6pts
Allocated capital (€bn)				2.4	
ROE				20.9%	

* 2004 data are on a like-for-like basis and on comparable methods

Contents

Conclusion

- ✓ A sound business model
- ✓ Potential for profitable growth in all business lines
- ✓ Increasing contribution from international businesses to group's profitability



CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.3A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

October 18, 2005

Please see attached English language translation.

Exhibit 4.3A

English translation from French

Crédit Agricole S.A. AMF Notice published October 18, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 10/10/2005 AND 10/17/2005

date of transaction	number of shares	weighted average price	amount
sale on 10/10/2005	4 462	24.27	108 292.74
sale on 10/12/2005	2 974	24.35	72 416.90
sale on 10/13/2005	703	24.54	17 251.62
sale on 10/17/2005	15 240	24.50	373 380.00
	23 379	24.43	**571 341.26**

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.3B

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

October 28, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.3B

English translation from French

Crédit Agricole S.A. AMF Notice published October 28, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES ON 10/20/05

date of transaction	number of shares	weighted average price	amount
sale on 10/20/2005	15 206	23.90	363 423.40
	15 206		**363 423.40**